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03045372

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Hopewell Holdings Ltd

*CURRENT ADDRESS: 64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 1547

FISCAL YEAR

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [illegible]

DAT : 12/30/03

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 DEC 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.





Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th November, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Ionthly Return on Movement of Listed Equity Securities
or the month ended 30th November, 2003

'O: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

rom: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

ate: - 9 DEC 2003

**(A) Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: |
| 4. | Warrants | : | | | please specify: |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 877,482,121 | Nil | Nil |
| Increase/(Decrease) during the month | 100,000 | Nil | Nil |
| Balance at close of the month: | 877,582,121 | Nil | Nil |

D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| . Share Option Scheme (11/10/1994)<br>Exercise price: HK$ 6.15 per share<br>HK$ 9.55 per share<br>. ____________<br>Exercise price: HK$ ______ | 6,800,000<br>14,000,000<br>20,800,000 | N/A<br>N/A | 100,000<br>N/A | N/A<br>N/A | 6,700,000<br>14,000,000<br>20,700,000 | 100,000 |
| VARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| . ____________<br>Subscription price HK$ ______<br>. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| :ONVERTIBLES* :lass | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| )THER ISSUES OF SHARES* | | | |
|---|---|---|---|
| :ights Issue | Price: | Issue and allotment Date: | |
| 'lacing | Price: | Issue and allotment Date: | |
| 3onus Issue | | Issue and allotment Date: | |
| ;crip Dividend | | Issue and allotment Date: | |
| :epurchase of share | | Cancellation Date: | N/A |
| :edemption of share | | Redemption Date: | |
| :onsideration issue | Price: | Issue and allotment Date: | |
| )thers (Please specify) | Price: | Issue and allotment Date: | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | 100,000 |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*b1023/form1/am*

(1)

Form 表格 **SC1**

# Return of Allotments
# 股份分配申報表

Companies Registry
公司註冊處

03 DEC 30 7:21

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Date(s) of Allotment 分配日期

| DD 日 | MM 月 | YYYY 年 | to 至 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 07 | 11 | 2003 | | -- | -- | -- |

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable
已繳及應繳的總面額 — HK$ 250,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)] — HK$ 365,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) — HK$ 2,193,955,302.50

5 Shares Allotted for Cash 用現金支付的分配股份

| Class of Shares 股份類別 | | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Paid and Payable on Each Share 每股已／應繳付的款額 | | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|---|---|
| | | | | Paid 已繳付 | Payable 應繳付 | | |
| OS | HK$ | 100,000 | 2.50 | 6.15 | 0.00 | 3.65 | 365,000.00 |
| | | | | | | | |
| | | | | | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

21/11/2003 00518276
CR No. : -028397-
Sh. Form : SC1
CQ ...5.00

TOTAL(CHQ) $365.00

# Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

28397



6 Shares Allotted for other than Cash 非現金支付的分配股份

| Class of Shares 股份類別 | | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Treated As Paid on Each Share 每股被視作已繳付的款額 | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

| Name, Occupation and Description 姓名／名稱，職業及描述 | Address 地址 | No. of Shares Allotted by Class 各類別股份分配的數目 | | |
|---|---|---|---|---|
| | | Class 類別 OS | Class 類別 | Class 類別 |
| WU Thomas Jefferson<br>胡文新<br>Company Director | 25 Perkins Road, Jardine's Lookout, Hong Kong | 100,000 | | |
| | | | | |
| | Total Shares Allotted by Class 各類股份分配總額 | 100,000 | | |

Signed 簽名：

Name 姓名： Peter Yip Wah LEE

~~Director 董事~~／Secretary 秘書

Date 日期： 7th November, 2003

(2)

*The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**HOPEWELL HOLDINGS LIMITED**
**合和實業有限公司**
*(incorporated in Hong Kong with limited liability)*

**Hopewell Highway Infrastructure Limited**
**合和公路基建有限公司***
*(incorporated in the Cayman Islands with limited liability)*

# ANNOUNCEMENT
# CANCELLATION OF THE OPTION

In consideration of the payment of HK$70,000,000 by the Company to BOCHK, the Company and BOCHK agreed on 11 November, 2003 to cancel the Option.

As stated in the prospectus dated 28 July, 2003 issued by HHI, the Option was granted by the Company to the then Bank of China, Hong Kong Branch (now succeeded by BOCHK) in 2000.

For purposes of maintaining the existing interests of the Company in HHI, the Company has entered into an agreement with BOCHK on 11 November, 2003 to cancel the Option, with effect from that date, in consideration of the payment of HK$70,000,000 by the Company to BOCHK. The amount of consideration was arrived at after commercial negotiations between the Company and BOCHK, which amount the directors of the Company consider to be fair and reasonable.

As at the date of this announcement, the Company indirectly holds 2,160,000,000 shares in HHI, representing approximately 75% of the total issued share capital of HHI.

## DEFINITIONS

"BOCHK" means Bank of China (Hong Kong) Limited;

"Company" means Hopewell Holdings Limited;

"HHI" means Hopewell Highway Infrastructure Limited; and

"Option" means an option granted by the Company to the then Bank of China, Hong Kong Branch (now succeeded by BOCHK) in 2000 to purchase from the Company up to 5% of the issued share capital of HHI as at the date on which dealings in shares in HHI first commence on the Stock Exchange (being 144,000,000 shares of HK$0.10 each) at the purchase price of HK$4.18 per share of HK$0.10 each (subject to adjustment) commencing from 6 August, 2003 and ending on the date falling 36 months after such date (both dates inclusive). BOCHK has not exercised the Option to purchase any shares in HHI from the Company.

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

By Order of the Board
**Hopewell Highway Infrastructure Limited**
**Peter Yip Wah LEE**
*Company Secretary*

11 November, 2003

* *For identification only*

"Please also refer to the published version of this announcement in The South China Morning Post"

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 NOV 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st October, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st October, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 8 NOV 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital**: -

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 876,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | 500,000 | Nil | Nil |
| Balance at close of the month: | 877,482,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme (11/10/1994)<br>Exercise price: HK$ 6.15 per share<br>HK$ 9.55 per share*<br>2. ______________<br>Exercise price: HK$ ______ | 7,300,000<br>14,000,000<br>21,300,000 | N/A<br>N/A | 500,000<br>N/A | N/A<br>N/A | 6,800,000<br>14,000,000<br>20,800,000 | 500,000 |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______________<br>Subscription price HK$ ______<br>2. ______________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

* The grant of options to subscribe for a total of 14,000,000 shares at the exercise price of HK$9.55 per share conditionally granted to a Substantial Shareholder and Executive Directors of the Company on 9th September, 2003 had been approved by the shareholders at an Extraordinary General Meeting held on 21st October, 2003.

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| **OTHER ISSUES OF SHARES*** | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | 500,000 |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

(4)

Form 表格 SC1

# Return of Allotments
# 股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Date(s) of Allotment 分配日期

| DD 日 | MM 月 | YYYY 年 | to 至 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 07 | 10 | 2003 | | -- | -- | -- |

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HK$ 1,250,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HK$ 1,825,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,193,705,302.50

5 Shares Allotted for Cash 用現金支付的分配股份

| Class of Shares 股份類別 | | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Paid and Payable on Each Share 每股已／應繳付的款額 | | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|---|---|
| | | | | Paid 已繳付 | Payable 應繳付 | | |
| OS | HK$ | 500,000 | 2.50 | 6.15 | 0.00 | 3.65 | 1,825,000.00 |
| | | | | | | | |
| | | | | | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

29/10/2003 CC508703
CR No. : -028397-
Sh. Form : SC1
08 $1,825.00

TOTAL(CHQ) $1,825.00

# Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

28397



6 Shares Allotted for other than Cash 非現金支付的分配股份

| Class of Shares 股份類別 | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Treated As Paid on Each Share 每股被視作已繳付的款額 | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

| Name, Occupation and Description 姓名／名稱，職業及描述 | Address 地址 | No. of Shares Allotted by Class 各類別股份分配的數目 | | |
|---|---|---|---|---|
| | | Class 類別 OS | Class 類別 | Class 類別 |
| KWOK Chin Lai Josiah 郭展禮 Company Director | 5H, Bowen Road, 1/F., Hong Kong | 500,000 | | |
| | | | | |
| | Total Shares Allotted by Class 各類別股份分配總額 | 500,000 | | |

Signed 簽名：

Name 姓名： Peter Yip Wah LEE

~~Director 董事~~／Secretary 秘書

Date 日期： 8th October, 2003

(5)

Form 表格 **D2**

Companies Registry
公 司 註 冊 處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

- [✓] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [✓] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| MIAO | Sai Kit Lawrence 繆 世傑 |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| P219811(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Date of ~~Resignation or~~ Cessation 辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| 21 | 10 | 2003 | N/A |

Date 日期

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27 -10- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

Existing Name 現用姓名: 

Name／New Name 姓名／新姓名: 

Surname 姓氏　　Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址: 

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名:

(Name 姓名): ( Peter Yip Wah LEE ) Date 日期: 21st October, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

# HOPEWELL HOLDINGS LIMITED
# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

## RESULT OF EXTRAORDINARY GENERAL MEETING AND CHANGE OF DIRECTORSHIP

At the extraordinary general meeting of the Company held on 21 October 2003, the ordinary resolutions relating to the grant of options to a substantial shareholder and executive directors of the Company under the Existing Share Option Scheme, and the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme which were put to the shareholders of the Company were duly passed.

The Board also announces that Mr. Lawrence Sai Kit MIAO retired as a director of the Company at the annual general meeting of the Company held on 21 October 2003.

Reference is made to the circular of Hopewell Holdings Limited (the "Company") dated 3 October 2003 (the "Circular") in respect of the grant of options to a substantial shareholder and executive directors of the Company under the Existing Share Option Scheme, and the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme. Unless otherwise defined, terms used in this announcement shall have the same meaning as defined in the Circular.

The Board is pleased to announce that at the extraordinary general meeting of the Company held on 21 October 2003, the ordinary resolutions relating to the grant of options to a substantial shareholder and executive directors of the Company, namely Sir Gordon Ying Sheung WU and Mr. Eddie Ping Chang HO, under the Existing Share Option Scheme, were duly passed by the shareholders of the Company by way of a poll. The ordinary resolution relating to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme was also duly passed by the shareholders of the Company at such extraordinary general meeting. The Board confirms that the terms of the New Share Option Scheme are in accordance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board also announces that Mr. Lawrence Sai Kit MIAO retired as a director of the Company at the annual general meeting of the Company held on 21 October 2003. The Board would like to express its appreciation to Mr. MIAO for his valuation contribution to the Group in the past.

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 21 October 2003

"Please also refer to the published version of this announcement in the South China Morning Post"

(7)

Form 表格 AR1

# Annual Return 周年申報表

Companies Registry
公司註冊處

03 ... 7:21

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

5 Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

| Date of Return 本申報表日期 | | |
|---|---|---|
| 21 | 10 | 2003 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

Company Number 公司編號

28397



7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

| | | Authorised Share Capital 法定股本 | Issued Share Capital 已發行股本 | | |
|---|---|---|---|---|---|
| Class of Shares 股份類別 | | Total Nominal Value 總面值 | No. of Shares Issued 已發行股份數目 | Total Nominal Value of Shares Issued 已發行股份的總面值 | Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值（不包括溢價） |
| OS | HK$ | 3,000,000,000.00 | 877,482,121 | 2,193,705,302.50 | 2,193,705,302.50 |
| | | | | | |
| | | | | | |
| Total 總值 | | HK$3,000,000,000.00 | 877,482,121 | HK$2,193,705,302.50 | HK$2,193,705,302.50 |

OS – Ordinary Share

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

| Class of Shares 股份類別 | Change 變動情況 |
|---|---|
| OS | Allotment of 1,500,000 Ordinary Shares of HK$2.50 each. |

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

| Date of Return 本申報表日期 | | |
|---|---|---|
| 21 | 10 | 2003 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
## 周年申報表

| Company Number 公司編號 |
|---|
| 28397 |



9 Secretary 秘書

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LEE 李 | Yip Wah Peter 業華 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址

Flat A, 10th Floor, 140 Argyle Street, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A526823(3) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

10 Directors 董事

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WU 胡 | Ying Sheung Gordon 應湘 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址

25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| B144802(7) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

-

## 10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

HO Ping Chang Eddie 何 炳章

Surname 姓氏 Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

2B Hollywood Heights, No. 6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A683465(8) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☑ Alternate Director to 替代董事

WU Ying Sheung Gordon and KWOK Sau Ping

3 Name 姓名

LEE Hin Moh Henry 李 憲武

Surname 姓氏 Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

Block A, Flat 2002, Villa Lotto, 18 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A111785(0) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

| Date of Return 本申報表日期 | | |
|---|---|---|
| 21 | 10 | 2003 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

| Company Number 公司編號 |
|---|
| 28397 |



11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

| Register 登記冊 | Address 地址 |
|---|---|
| Members | Rooms 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong |

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

| DD 日 | MM 月 | YYYY 年 | | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 01 | 07 | 2002 | To 至 | 30 | 06 | 2003 |

13 Certificate 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：( Robert Wan Jin NIEN ) Date 日期： 21st November, 2003
Director 董事／~~Secretary~~ ~~秘書~~

Companies Registry
公司註冊處

Form 表格 AR1
# Annual Return
# 周年申報表
Continuation Sheet B (Sheet 1 of 6)
續頁 B 第 1 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏 / Other names 名字: NIEN Van-jin Robert 嚴 文俊

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: 4/F., Antonia House, 10 Broom Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼: A688843(A)
Company Number 公司編號: N/A

b Overseas Passport 海外護照

Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏 / Other names 名字: WU Man-guy 胡 文佳

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: 18/F., Block B, Unit 1, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼: D406828(A)
Company Number 公司編號: N/A

b Overseas Passport 海外護照

Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

# Annual Return
# 周年申報表

Companies Registry
公司註冊處

Continuation Sheet B (Sheet 2 of 6)
續頁 B 第 2 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LOKE 陸 | Lai Chuen Linda 勵荃 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 2B Victoria Heights, 43A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| B657957(A) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| KWOK 郭 | Sau Ping 秀萍 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E257907(7) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 3 of 6)
續頁 B 第 3 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

LUI Yau-gay David 雷 有基
Surname 姓氏 / Other names 名字

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: B2-B3, 8th Floor, Garden Mansion, 150 Tai Hang Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A903522(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

WEIR Colin Henry
Surname 姓氏 / Other names 名字

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 950/85 (18A), Royal River Place, Soi Jaroenthongsuk, RAMA III Road, Yannawa, Bangkok 10120, Thailand

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| K268105(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Companies Registry
公 司 註 冊 處

Form 表格 AR1
# Annual Return
# 周年申報表



Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LEE 李 | Ka Sze, Carmelo 嘉士 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Unit A, 7th Floor, Broadview Villa, 20 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E915380(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WU 胡 | Thomas Jefferson 文新 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| K109741(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

# Annual Return 周年申報表

Continuation Sheet B (Sheet 5 of 6)
續頁 B 第 5 頁 (共 6 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情 (表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| KWOK 郭 | Chin Lai Josiah 展禮 |

| Alias (if any) 別名 (如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 5H, Bowen Road, 1/F., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A991123(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| YEUNG 楊 | Kam Yin 鑑賢 |

| Alias (if any) 別名 (如有的話) | Previous Names 前用姓名 |
|---|---|
| Albert | N/A |

Address 地址: House 40, Palm Drive, Redhill Peninsula, Tai Tam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A952214(2) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 AR1
# Annual Return
# 周年申報表



Date of Return 本申報表日期

| 21 | 10 | 2003 |
|---|---|---|
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| CHEUNG 張 | Lee Ming Andy 利民 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Flat 7B, Comfort Court, No.1 Marconi Road, Kowloon Tong, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| G192470(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| HO 何 | Wing Chuen Eddie Junior 榮春 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Block B, 38/F., 20 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D812037(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公 司 註 冊 處

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 21 | 10 | 2003 |

Company Number 公司編號

28397

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 OS

| Name 姓名 | Address 地址 | Shares 股份 Current Holding (Note 1) 現時持有量 (註 1) | Shares 股份 Transferred 轉讓 (Note 2 註 2) Number 數目 | Shares 股份 Transferred 轉讓 (Note 2 註 2) Date 日期 | Remarks 備註 |
|---|---|---|---|---|---|
| | (AS PER LIST OF HOLDERS OF ORDINARY SHARES ATTACHED) | | | | |
| | Total 總數 | 877,482,121 | | | |

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

30th June, 2003

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company | Paid up issued share capital | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % | Principal Activities |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong:* | | | | |
| 1. | Art Way Limited | 10,000 shares of HK$1 each | 100 | - | Share investment |
| 2. | Banbury Investments Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 3. | Bayern Gourmet Food Company Limited | 3,000,000 shares of HK$1 each | - | 90 | Food production |
| 4. | Chee Shing Company Limited | 9,680 shares of HK$100 each | 100 | - | Provision of management services |
| 5. | Consolidated Construction Resources Limited | 2 shares of HK$1 each | - | 100 | Ownership of construction equipment and personnel |
| 6. | Exgratia Company Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 7. | Fabquip Hong Kong Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 8. | Fully Pleasure Investment Limited | 2 shares of HK$1 each | - | 100 | Property investment |
| 9. | Gain Million Resources Limited | 2 shares of HK$1 each | - | 100 | Property investment |
| 0. | Goldhill Investments Limited | 2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each | - | 100 | Property investment |
| 11. | Happy Gain Resources Limited | 2 shares of HK$1 each | - | 100 | Organizing events & activities |
| 12. | HH Finance Limited | 100,000 shares of HK$10 each | 100 | - | Loan financing |
| 13. | HH Nominees Limited | 2 shares of HK$1 each | 100 | - | Provision of nominee services |
| 14. | HH Secretarial Limited | 2 shares of HK$1 each | 100 | - | Provision of secretarial services |
| 15. | HOPEC Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Engineering design and project management |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 16. | Hopewell (Broadview Villa) Car Parks Management Limited | 2 shares of HK$1 each | - | 100 | Property management |
| 17. | Hopewell 102 Limited* | 83,100 shares of HK$100 each | 100 | - | Property development |
| 18. | Hopewell 104 Limited* | 614,602 shares of HK$100 each | 100 | - | Dormant |
| 19. | Hopewell 106 Limited | 2 shares of HK$100 each | 100 | - | Investment holding |
| 20. | Hopewell 108 Limited | 1,000 shares of HK$100 each | - | 100 | Property investment |
| 21. | Hopewell 109 Limited | 100 shares of HK$100 each | 100 | - | Investment holding |
| 22. | Hopewell 110 Limited | 10,000 shares of HK$100 each | - | 100 | Property investment and development |
| 23. | Hopewell China Development (Superhighway) Limited (ii) | 2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each | - | 97.5 | Investment in superhighway project |
| 24. | Hopewell China Development Limited | 1,000,000 shares of HK$1 each | 100 | - | Investment holding |
| 25. | Hopewell Construction Company, Limited | 200,000 shares of HK$100 each | - | 100 | Construction, project management and investment holding |
| 26. | Hopewell Development Company Limited | 2 shares of HK$100 each | 100 | - | Share investment |
| 27. | Hopewell Engineering & Construction Limited | 2 shares of HK$100 each | 100 | - | Engineering and construction |
| 28. | Hopewell Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Investment holding |
| 29. | Hopewell Finance Limited* | 2,695,002 shares of HK$10 each | 100 | - | Dormant |
| 30. | Hopewell Food Industries Limited | 1,000,000 shares of HK$1 each | - | 100 | Restaurant operation |
| 31. | Hopewell Guangzhou Ring Road (Hong Kong) Limited* | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Investment holding |
| 32. | Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Investment in superhighway project |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 33. | Hopewell Housing Limited | 30,000 shares of HK$100 each | 100 | - | Property agents and investment holding |
| 34. | Hopewell Huang Gang Development Limited (ii) | 2 shares of HK$1 each | - | 100 | Property investment |
| 35. | Hopewell Ma Chung Development (H.K.) Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 36. | Hopewell Property Management Company Limited | 2 shares of HK$100 each | 100 | - | Building and carpark management |
| 37. | Hopewell Shunde Roads Limited (ii) | 2 shares of HK$1 each | - | 100 | Investment in highway system project |
| 38. | Hopewell Slipform Engineering Limited | 2,000,000 shares of HK$1 each | - | 100 | Construction specialist sub-contractor |
| 39. | Hopewell Tileman Limited | 10,000 shares of HK$1 each | - | 100 | Project management and consultant |
| 40. | Hopewell Xintang Development (H.K.) Limited | 2 shares of HK$1 each | 100 | - | Dormant |
| 41. | International Trademart Company Limited | 2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each | - | 100 | Property investment and operation of a trademart |
| 42. | IT Catering and Services Limited | 2 shares of HK$1 each | - | 100 | Catering and services |
| 43. | Kowloon Panda Hotel Limited | 2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each | - | 100 | Hotel ownership and operations |
| 44. | Lok Foo Company Limited | 52,000 shares of HK$100 each | 100 | - | Investment holding |
| 45. | Mega Hotels Management Limited | 3,000,000 shares of HK$1 each | - | 100 | Hotel management and investment holding |
| 46. | Onway Company, Limited | 10,000 shares of HK$100 each | 100 | - | Dormant |
| 47. | Parkgate Enterprises Limited | 10,000 shares of HK$10 each | - | 100 | Property investment |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company (cont'd) Directly % | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 48. | Primory Company Limited | 2 shares of HK$1 each | - | 100 | Property investment |
| 49. | Sky Hover Investment Limited | 2 shares of HK$1 each | - | 100 | Property management |
| 50. | Slipform Engineering Limited (i) | 1,000,001 shares of HK$1 each | - | 100 | Construction, project consultant and investment holding |
| 51. | Tileman Asia (Hong Kong) Limited | 50,000 shares of HK$1 each | - | 100 | Consultancy, inspecting and testing engineering |
| 52. | Union Comfort Enterprises Limited | 2 shares of HK$1 each | - | 100 | Property management |
| 53. | Valeside Investments Limited* | 8,241,000 shares of HK$10 each | 100 | - | Property management |
| 54. | Wetherall Investments Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Property investment and investment holding |
| 55. | Ying Tat Estates Limited | 2 shares of HK$1 each | 100 | - | Investment holding |
| 56. | Yuba Company Limited | 10,000 shares of HK$1 each | - | 100 | Property investment |
| | *Incorporated in the British Virgin Islands:* | | | | |
| 57. | Acewise Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 58. | Anber Investments Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 59. | Beecroft International Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 60. | Boro Investment Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 61. | Converse Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 62. | Dover Hills Investments Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 63. | EAC Holdings (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 64. | Fan Wai Properties Limited | 1 share of US$1 each | - | 100 | Loan financing |
| 65. | Fastwin Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |

.../5

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company | | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | | | Directly % | Indirectly % (cont'd) | |
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 66. | Forbes Resources Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 67. | Goldhill Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 68. | Goldvista Properties Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| ?. | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (iii) | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 70. | Hofine Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 71. | Hope Hua Hotel Management Company Ltd. | 470,000 share of US$1 each | - | 70 | Hotel Management |
| 72. | Hopewell Assets (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Dormant |
| 73. | Hopewell Engineering & Construction (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 74. | Hopewell (Huadu) Estate Investment Company Limited (iii) | 1 share of US$1 each | - | 100 | Investment holding |
| 5. | Hopewell Guangzhou Ring Road Limited (ii) | 1 share of US$1 each | - | 100 | Investment in highway system project |
| 76. | Hopewell Hitec (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 77. | Hopewell Huang Gang Development (B.V.I.) Limited | 2 shares of US$1 each | - | 100 | Investment holding |
| 78. | Hopewell International Limited | 1 share of US$1 each | 100 | - | Project finance |
| 79. | Hopewell Ma Chung Development Limited | 2 shares of US$1 each | - | 100 | Property development |
| 80. | Hopewell Properties (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 81. | Hopewell Shunde Highway 105 Limited | 2 shares of US$1 each | - | 100 | Investment in highway system project |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 82. | Hopewell Xintang Development Limited | 2 shares of US$1 each | 100 | - | Property development |
| 83. | Indonesia Tileman (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 84. | Indonesia Tileman Nominee (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| `5. | Intek Resources Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 86. | Jetgold Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 87. | Kammer Investment Limited (iii) | 1 share of US$1 each | 100 | - | Investment holding |
| 88. | Kanematsu Power (South China) Co. Limited (ii) | 10,000 shares of US$1 each | - | 83.34 | Development of power station |
| 89. | Kingnice Limited | 20,000 shares of US$1 each | - | 97.5 | Investment holding |
| 90. | Kowloon Panda Hotel (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 91. | Ladway Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 92. | Most Top Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 93. | Nomusa Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 94. | Orchard Resources Limited | 1 share of US$1 each | 100 | - | Property development |
| ?5. | Perfect Joy Limited | 1 share of US$1 each | 100 | - | Property investment and development |
| 96. | Primax Investment Limited (iii) | 1 share of US$1 each | 100 | - | Investment holding |
| 97. | Procelain Properties Ltd. (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 98. | Singway (B.V.I.) Company Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 99. | Supreme Choice Investments Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 100. | Tanjung Jati Construction (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 101. | Tanjung Jati Holding (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 102. | Tanjung Jati Slipform (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 103. | Tubanan Power Limited (iii) | 100 shares of US$1 each | - | 100 | Investment holding |
| 104. | Venlint Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 105. | Vibo Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 106. | Wetherall Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 107. | Wilberforce International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 108. | Yager International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 109. | Yee Shing International Limited (ii) | 1 share of US$1 each | - | 100 | Treasury investment |
| | *Incorporated in Thailand:* | | | | |
| 110. | Hopewell (Thailand) Limited | 1,500,000,000 shares of Baht10 each | 100 | - | Investment in an elevated road and train system |
| | *Incorporated in Labuan, Malaysia:* | | | | |
| 111. | East Asia Capital (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 112. | Indonesia Project Management (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 113. | Indonesia Slipform (L) Ltd. | 1 share of US$1 each | - | 100 | Civil construction and engineering services |
| 114. | Indonesia Slipform Holding (L) Ltd. | 1 share of US$1 each | - | 100 | Investment holding |
| 115. | Indonesia Tileman (L) Ltd. | 1 share of US$1 each | - | 100 | Project management |
| 116. | Indonesia Tileman Holding (L) Ltd | 1 share of US$1 each | - | 100 | Investment holding |
| 117. | Power Project Services (L) Ltd. | 1 share of US$1 each | - | 100 | Investment holding |
| | *Incorporated in Macau:* | | | | |
| 118. | Empresa de Construcao e Fomento Predial Hopewell (Macau) Limitada | 1,000,000 shares of MOP1 each | - | 100 | Dormant |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Macau: (cont'd)* | | | | |
| 119. | Hopewell Engineering & Construction (Macau) Limited | 500 shares of MOP1,000 each | - | 100 | Project management |
| 120. | Slipform Engineering (Macau) Limited | 500,000 shares of MOP1 each | - | 100 | Construction |
| | *Incorporated in the Republic of Malta:* | | | | |
| 121. | Grand Hotel Excelsior Limited | 50,000 shares of LM1 each | - | 100 | Development and operation of a hotel |
| 122. | Slipform Engineering (Malta) Limited | 10,000 shares of LM1 each | - | 100 | Project management and construction |
| | *Incorporated in Malaysia:* | | | | |
| 123. | Harapbaik Construction (Malaysia) Sdn. Bhd. | 2 shares of RM1 each | - | 100 | Investment holding |
| 124. | Slipform Engineering (M) Sdn. Bhd. | 2 shares of RM1 each | - | 100 | Provision of slipform technical service |
| | *Incorporated in the Cayman Islands:* | | | | |
| 125. | Delta Roads Limited (iii) | 46,422 shares of HK$10 each | - | 100 | Investment holding |
| 26. | Hopewell Highway Infrastructure Limited | 3,120,250 shares of HK$0.1 each | - | 100 | Investment holding |
| 127. | Hopewell Hospitality Company Limited | 2 shares of US$1 each | 100 | - | Investment holding |
| | *Incorporated in the Philippines:* | | | | |
| 128. | Hopewell Tileman Power System Corp. | 140,038 shares of PP100 each | - | 100 | Dormant |
| 129. | Slipform International, Inc. | 280 shares of PP100 each | - | 100 | Dormant |
| 130. | Slipform Project (Philippines), Inc. | 125,000 shares of PP100 each | - | 100 | Investment holding |
| | *Incorporated in Indonesia:* | | | | |
| 131. | PT Hi Power Tubanan 1 | 2,200,000 shares of US$100 each | - | 80 | Development of a power station project |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the U.K.:* | | | | |
| 132. | Slipform Engineering (U.K.) Limited# | 1,000,000 shares of £1 each | - | 100 | Project investment |
| 133. | Tileman (S.E.) Limited# | 1,000,000 shares of £1 each | - | 100 | Civil engineering |
| 134. | Tileman Engineering Limited# | 1,000,000 shares of £1 each | - | 100 | Investment holding |
| 135. | Tileman Engineering Services Limited | 11,000 shares of £1 each | - | 100 | Consultancy services |
| 136. | Tileman Transportation Systems Limited | 2,360,000 shares of £1 each | - | 100 | Consultant and civil engineering |
| | *Incorporated in the U.S.A.:* | | | | |
| 137. | Slipform Engineering (U.S.A) Inc. | 1 share of US$0.01 each | - | 100 | Purchasing agency |

Notes:

(i) Operating principally in Asian countries

(ii) Operating principally in the PRC

(iii) Operating principally in Hong Kong

* In Members' voluntary liquidation

In Court winding up

30th June, 2003

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF ASSOCIATED COMPANIES OF THE COMPANY

| | Name of company | Proportion of nominal value of issued capital held by the Company directly % | Principal activities |
|---|---|---|---|
| 1. | Granlai Company Limited (i) | 46 | Property investment |
| 2. | HCNH Insurance Brokers Limited (i) | 25 | Insurance brokerage |
| 3. | Hing Wai Air Conditioning Company Limited* | 50 | Dormant |
| 4. | Hopewell Commercial Aviation (H.K.) Engineering Company Limited | 40 | Engineering services |
| 5. | Hopewell Commercial Aviation Consulting Engineers Limited | 40 | Engineering consultation |
| 6. | Hopewell Crown Infrastructure, Inc. | 10 | Project development |
| 7. | LNHC Limited* (formerly Hopewell Costain Limited) | 50 | Civil and building construction |
| 8. | Manley High Investments Limited (i) | 8 | Property investment |
| 9. | Manrose Limited | 50 | Investment holding |
| 10. | Nova Taipa Gardens Property Management Limited | 50 | Property management |
| 11. | Nova Taipa-Urbanizacoes, Limitada | 50 | Property development |
| 12. | Shin Ho Ch'eng Development Limited (i) and (ii) | 20 | Hotel operation |
| 13. | Slipform Engineering (Thai) Ltd. | 49 | Provision of slipform technical service |

Notes:

(i) With financial year end date of 31st December

(ii) Operating principally in the PRC

* In members' voluntary liquidation

(8)

THE COMPANIES ORDINANCE (CHAPTER 32) 7:21

ORDINARY RESOLUTIONS

OF

**HOPEWELL HOLDINGS LIMITED**
合和實業有限公司

Passed on the 21st day of October, 2003

At an Extraordinary General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") duly convened and held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 11:35 a.m., the following resolutions were duly passed as Ordinary Resolutions:-

**Ordinary Resolutions**

1. "**THAT** the grant of options under the existing share option scheme of the Company which was adopted by the Company at its general meeting on 11 October 1994 (the "Existing Share Option Scheme") to the following grantees :

(A) Sir Gordon Ying Sheung WU, the Chairman, an Executive Director and a substantial shareholder of the Company, to subscribe for 8,000,000 shares of HK$2.50 each in the share capital of the Company ("Share(s)"); and

(B) Mr. Eddie Ping Chang HO, the Vice Chairman, the Managing Director and an Executive Director of the Company, to subscribe for 6,000,000 Shares,

at an exercise price of HK$9.55 per Share and to be exercised during the period of 4½ years from the date falling on the expiry of six months from 9 September 2003 which were conditionally granted by the Company and conditionally accepted by the aforesaid grantees on 9 September 2003 in accordance with the terms and conditions of the Existing Share Option Scheme and the grant be and is hereby approved and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to such grant of options including but without limitation :

(i) to administer the Existing Share Option Scheme under which options will be granted to the aforesaid grantees under the Existing Share Option Scheme to subscribe for aforesaid Shares; and

(ii) to allot, issue and deal with from time to time such number of Shares as may be required to be issued pursuant to the exercise of the aforesaid options granted to the aforesaid grantees under the Existing Share Option Scheme and subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

2. "**THAT** :

(A) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval of the listing of, and permission to deal in, the shares of HK$2.50 each in the share capital of the Company ("Share(s)") to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company (the "New Share Option Scheme") (the rules of the New Share Option Scheme are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof), the New Share Option Scheme be and is hereby approved and adopted with effect from 1 November 2003 and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation :

(i) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

(ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

(iii) to allot, issue and deal with from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options under the New Share Option Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange;

(iv) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of, and permission to deal in, any Shares which may hereafter from time to time be allotted and issued pursuant to the exercise of the options under the New Share Option Scheme; and

(v) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme; and

(B) the existing share option scheme of the Company which was adopted by the Company at its general meeting on 11 October 1994 (the "Existing Share Option Scheme") be and is hereby terminated with effect from 1 November 2003, and any outstanding options granted under the Existing Share Option Scheme shall continue to be subject to the provisions of the Existing Share Option Scheme and the adoption of the New Share Option Scheme will not in any event affect the terms of the grant of such outstanding options."

Dated the 21st day of October, 2003.

Carmelo Ka Sze LEE
(Chairman of the meeting)

*#b1023/or-option/am*

(9)



# HOPEWELL HOLDINGS LIMITED
# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

## CONNECTED TRANSACTIONS

The Directors wish to announce that on 16 October 2003, the Group entered into the Malta Agreement and the South Luzon Agreement with Stewart Elliott, the Purchaser, a former executive director of the Company who retired as Director in December 1998 and is still a director of certain subsidiaries of the Company.

Simultaneously with the Malta Agreement and the South Luzon Agreement, the Group on the same day also entered into the Deed of Settlement with the Purchaser and certain companies affiliated with the Purchaser whereby the Actions are settled. Since the Malta Agreement and the South Luzon Agreement are part of the Deed of Settlement, the arrangement and transactions will at the same time settle the Actions on terms as provided in the Deed of Settlement resulting in the saving of costs and resources and elimination of uncertainties. The aggregate cash payment to be received by the Group under the Malta Agreement and the South Luzon Agreement together with full repayment of the Continuing Loans is approximately HK$79,960,000.

The Purchaser, a former executive director of the Company and still being a director of certain dormant or inactive subsidiaries of the Company is still regarded as a connected person of the Company for the purpose of the Listing Rules. Under the Listing Rules, the transactions contemplated under the Malta Agreement, the South Luzon Agreement and the Deed of Settlement would constitute connected transactions of the Company and are subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. Details of the transactions will be included in next published annual report and accounts of the Company according to Rule 14.25(1)(A) to (D) of the Listing Rules.

**Consistent with the policy and strategy of the Company to dispose of its non-core assets and to focus its primary businesses in Hong Kong and the Pearl River Delta in Guangdong, the Company has entered into the following transactions:**

### MALTA AGREEMENT

**Date:** 16 October 2003

**Parties:** SEL (as vendor), the Company and the Purchaser (as purchaser).

**Sale and purchase**

SEL agreed to sell and the Purchaser agreed to purchase the Malta Hotel Interests being (1) the entire issued share capital of GHE and SEM which are beneficially owned by SEL; and (2) all amounts (less the Continuing Loans and certain waived loans) owing as at the date of completion of the sale and purchase thereof by GHE and/or SEM to the Group being Lm 12,909,160.17 (equivalent to approximately

HK$264,500,000) (which together with the Continuing Loans constituting a total of approximately HK$302,400,000 have been written down in the books of the Company to approximately HK$15,700,000), under the Malta Agreement (principal terms of which are set out below). GHE and SEM are principally engaged in the development of the Malta Project being the project for the construction and operation of the Grand Hotel Excelsior in Malta.

**Consideration**

The aggregate consideration for the sale and purchase of the Malta Hotel Interests is US$4,250,000 (equivalent to approximately HK$32,900,000) of which US$1,000,000 (equivalent to approximately HK$7,740,000) is payable within 6 months of the signing of the Malta Agreement and the balance payable by 3 instalments of US$1,000,000, US$1,000,000 and US$1,250,000 (equivalent to approximately HK$7,740,000, HK$7,740,000 and HK$9,680,000 respectively) on or before 42 months from the date of the Malta Agreement or 18 months from the date of the Hotel Project Completion, whichever is the earlier. The aggregate consideration for the sale and purchase of the Malta Hotel Interests was determined after arm's length negotiations between the parties to the Malta Agreement.

After the signing of the Malta Agreement, GHE will remain indebted to SEL (a wholly-owned subsidiary of the Company) for the Continuing Loans in the aggregate amount of Lm 1,850,000 (equivalent to approximately HK$37,900,000) to be repaid in 3 instalments of Lm 600,000, Lm 600,000 and Lm 650,000 (equivalent to approximately HK$12,300,000, HK$12,300,000 and HK$13,300,000 respectively) with final repayment due within 72 months from date of the Malta Agreement or 48 months from the Hotel Project Completion, whichever is the earlier.

The aggregate cash payment to be received by the Group upon full payment of consideration under the Malta Agreement and full repayment of the Continuing Loans is approximately HK$70,800,000.

**SOUTH LUZON AGREEMENT**

**Date:** 16 October 2003

**Parties:** The Company (as vendor) and the Purchaser (as purchaser).

**Sale and purchase**

The Company has agreed to sell and the Purchaser has agreed to purchase the Company's interest in or related to HCII, which is principally engaged in the South Luzon Project being the promotion and development of the proposed South Luzon Tollway in South Luzon in the Philippines under the South Luzon Agreement subject to the terms of the South Luzon Agreement. The Company's interest in or related to HCII consists only of: (1) the HCII Sale Shares being 25,015,000 fully paid up shares of Peso 1 each in HCII representing 10% of HCII's current total issued share capital registered in the name of the Company or its nominee, (2) the HCII Sale Interests being all interests, rights or claims (if any) which the Company has in the share capital of HCII representing not more than 20% of the present total issued share capital of HCII registered in the name of CEI, but held by CEI on trust for the Company and (3) HCII Sale Loans being the sum of Peso 40,561,714.12 (equivalent to approximately HK$5,670,000) due and owing by HCII to the Company (or such lesser sum acceptable to the Company).

**Consideration**

The aggregate consideration for the sale and purchase of the South Luzon Interests shall be Peso 65,500,000 (equivalent to approximately HK$9,160,000) comprising Peso 25,000,000 (equivalent to approximately HK$3,500,000) for the HCII Sale Shares and Peso 40,500,000 (equivalent to approximately HK$5,660,000)

for the HCII Sale Interests and HCII Sale Loans payable subject to the terms and conditions set out in the South Luzon Agreement. Subject to the terms of the South Luzon Agreement, Peso 3,250,000 (equivalent to approximately HK$450,000) is payable on signing of the South Luzon Agreement and the balance is payable on the occurrence of certain event(s) specified in the South Luzon Agreement including but not limited to registration of transfer of the HCII Sale Shares and agreement being made between the Purchaser and other shareholders of HCII in the investing in and financing of the South Luzon Project.

The aggregate consideration for the sale and purchase of the South Luzon Interests was determined after arm's length negotiations between the parties to the South Luzon Agreement.

## DEED OF SETTLEMENT

**Date:** 16 October 2003

**Parties:** The Company, SEL, Singway, the Purchaser, SE2000, MGroup and GHE.

### Settlement of Actions

The parties to the Deed of Settlement agreed to the full and final settlement of all claims, demands, actions and proceedings whatsoever between them relating to the Actions with no payment obligations on the part of the Group. The terms of the Deed of Settlement were determined after arm's length negotiations between the parties thereto.

### Information on the Group

The Group is principally engaged in (1) infrastructure-related investment and development in the PRC; (2) property development and investment in Hong Kong; (3) the hospitality business in Hong Kong and the PRC and (4) the construction and engineering business in Hong Kong and the PRC.

### Financial information of GHE, SEM and HCII

The net assets of GHE and SEM attributable to the Group as at 30 June 2003 and 30 June 2002 were in aggregate approximately HK$12,500,000 and HK$10,000,000 respectively. The net assets of HCII attributable to the Group as at 30 June 2003 and 30 June 2002 were both approximately HK$10,000,000. For the last two financial years, no material operating profit or loss were reported by GHE, SEM or HCII in the Group's financial statements.

### Reasons for entering into the transactions

The Directors consider that the entering into of the Malta Agreement and the South Luzon Agreement are in the interests of the Company and consistent with its policy to close out non-core projects. Since the Malta Agreement and the South Luzon Agreement are part of the Deed of Settlement, the above will at the same time settle the Actions on terms as provided in the Deed of Settlement resulting in the saving of costs and resources and elimination of uncertainties.

The total consideration payable by the Purchaser to SEL pursuant to the Malta Agreement and by the Purchaser to the Company pursuant to the South Luzon Agreement have each been determined after arm's length negotiations between the parties thereto. The Directors including the independent non-executive Directors (except for Mr. Lawrence Sai Kit Miao who is not currently in Hong Kong and cannot be contacted) consider that the terms of the Malta Agreement, the South Luzon Agreement and the Deed of Settlement are based on normal commercial terms, are fair and reasonable so far as the shareholders of the Company are concerned and are in the interests of the Company. The sales proceeds arising under

the Malta Agreement and the South Luzon Agreement of approximately HK$42,060,000 are intended to be used by the Group as general working capital.

**Connection between the parties**

The Purchaser, a former executive director of the Company who retired as Director in December 1998 and still being a director of certain dormant and inactive subsidiaries of the Company is regarded as a connected person of the Company for the purpose of the Listing Rules. Under the Listing Rules, the transactions contemplated under the Deed of Settlement, the Malta Agreement and the South Luzon Agreement would constitute connected transactions of the Company and are subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules in accordance with Rule 14.25 (1) (A) to (D) of the Listing Rules.

Further details in relation to the transactions will be disclosed in the next published annual report of the Company.

## DEFINITIONS

| | | |
|---|---|---|
| "Actions" | : | legal proceedings commenced (i) in Hong Kong in December 1999, by SE2000 and the Purchaser against the Company in respect of the South Luzon Project; (ii) in Hong Kong in November 2000, by the Purchaser and SE2000 against SEL and the Company in relation to the Malta Project; (iii) in Malta in December 2000 by MGroup against GHE in respect of the Malta Project; and (iv) in Hong Kong in February 2001, by Singway against SE2000 in relation to certain premises let by Singway to SE2000 |
| "CEI" | : | Crown Equities, Incorporated, a company incorporated in the Philippines |
| "Company" | : | Hopewell Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange |
| "Continuing Loans" | : | the amount of Lm 1,850,000 (equivalent to approximately HK$37,900,000) which is outstanding and owing as at the date of the Malta Agreement by GHE to SEL |
| "Deed of Settlement" | : | a deed of settlement dated 16 October 2003 entered into between the Company, SEL, Singway, the Purchaser, SE2000, MGroup and GHE relating to the settlement of the Actions |
| "Directors" | : | the directors of the Company |
| "GHE" | : | Grand Hotel Excelsior Limited, a company incorporated in Malta and a wholly-owned subsidiary of the Company |
| "Group" | : | the Company and its subsidiaries |
| "HCII" | : | Hopewell Crown Infrastructure, Incorporated, a company incorporated in the Philippines |

| | | |
|---|---|---|
| "HCII Sale Interests" | : | all interests, rights or claims (if any) which the Company may have in the share capital of HCII representing not more than 20% of the present total issued share capital of HCII registered in the name of CEI, but held by CEI on trust for the Company |
| "HCII Sale Loans" | : | the sum of Peso 40,561,714.12 (equivalent to approximately HK$5,671,000) due and owing by HCII to the Company (or such lesser sum acceptable to the Company) |
| "HCII Sale Shares" | : | 25,015,000 fully paid up shares of Peso 1 each in HCII representing 10% of HCII's current total issued share capital registered in the name of the Company or its nominee |
| "HK$" | : | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | : | the Hong Kong Special Administrative Region of the PRC |
| "Hotel Project Completion" | : | the completion of the construction, fit out and soft-opening of the Grand Hotel Excelsior in Malta |
| "Listing Rules" | : | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Lm" | : | Malta Lira, the lawful currency of Malta |
| "Malta Agreement" | : | the agreement dated 16 October 2003 entered into between SEL as vendor, the Company and the Purchaser as purchaser for the sale and purchase of the Malta Hotel Interests |
| "Malta Hotel Interests" | : | (1) the entire issued share capital of GHE and SEM which are beneficially owned by SEL; and (2) all amounts (less the Continuing Loans and certain waived loans) owing as at the date of completion of the sale and purchase thereof by GHE and/or SEM to the Group |
| "Malta Project" | : | the project for the construction and operation of the Grand Hotel Excelsior in Malta |
| "MGroup" | : | Mediterranean Group Limited, a company incorporated in the Turks & Caicos Islands and owned or controlled by the Purchaser |
| "Peso" | : | Philippine pesos, the lawful currency of the Philippines |
| "PRC" | : | the People's Republic of China |
| "Purchaser" | : | Stewart William George Elliott, a former executive director of the Company and a director of certain dormant and inactive subsidiaries of the Company |
| "SE2000" | : | Slipform Engineering 2000 Limited, a company incorporated in Hong Kong and owned or controlled by the Purchaser |
| "SEL" | : | Slipform Engineering Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company |

| | | |
|---|---|---|
| "SEM" | : | Slipform Engineering (Malta) Limited, a company incorporated in Malta and a wholly-owned subsidiary of the Company |
| "Singway" | : | Singway (B.V.I.) Company Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company |
| "South Luzon Agreement" | : | the agreement dated 16 October 2003 entered into between the Company as vendor and the Purchaser as purchaser for the sale and purchase of the South Luzon Interests |
| "South Luzon Interests" | : | (1) HCII Sale Shares; (2) HCII Sale Interests; and (3) HCII Sale Loans |
| "South Luzon Project" | : | the project undertaken by HCII for the promotion and development of the proposed South Luzon Tollway in South Luzon in the Phillippines |
| "Stock Exchange" | : | The Stock Exchange of Hong Kong Limited |
| "US$" | : | United States dollars, the lawful currency of the United States of America |

By order of the Board
**HOPEWELL HOLDINGS LIMITED**
**Peter Yip Wah Lee**
*Secretary*

Hong Kong, 20 October 2003

*Conversion of United States dollars into Hong Kong dollars is based on the exchange rate of US$1.00 = HK$7.74, conversion of Pesos into Hong Kong dollars is based on the exchange rate of Peso1.00 = HK$ 0.1398 and conversion of Malta Lira into Hong Kong dollars is based on the exchange rate of Lm 1.00 = HK$20.486.*

"Please also refer to the published version of this announcement in South China Morning Post"

**FAIR WIND SECRETARIAL SERVICES LIMITED**
**富榮秘書服務有限公司**

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

10 OCT 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th September, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG).

*#b1023/ltr/1/am*

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th September, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: ______________________

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: | |
| 3. | Other classes of shares | : | | please specify: ______________________ | |
| 4. | Warrants | : | | please specify: ______________________ | |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | 1,000,000 | Nil | Nil |
| Balance at close of the month: | 876,982,121 | Nil | Nil |

)) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br>HK$ 9.55 per share*<br><br>Exercise price: HK$ ______ | 8,300,000<br>N/A<br>8,300,000 | N/A<br>14,000,000 | 1,000,000<br>N/A | N/A<br>N/A | 7,300,000<br>14,000,000<br>21,300,000 | 1,000,000 |
| 'ARRANTS*<br>ate of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| Subscription price HK$ ______<br><br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

Options to subscribe for a total of 14,000,000 shares at the exercise price of HK$9.55 per share were conditionally granted to a Substantial Shareholder and Executive Directors of the Company on 9th September, 2003. The above grant of options is subject to the approval of the shareholders at an Extraordinary General Meeting to be held on 21st October, 2003.

| ONVERTIBLES* lass | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| onvertible price: HK$ _______ | N/A | N/A | N/A | N/A |
| THER ISSUES OF SHARES* | | | | |
| ights Issue | Price: | Issue and allotment Date: | | |
| acing | Price: | Issue and allotment Date: | | |
| onus Issue | | Issue and allotment Date: | | |
| crip Dividend | | Issue and allotment Date: | | |
| epurchase of share | | Cancellation Date: | | N/A |
| edemption of share | | Redemption Date: | | |
| onsideration issue | Price: | Issue and allotment Date: | | |
| thers (Please specify) | Price: | Issue and allotment Date: | | |
| | | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | 1,000,000 ========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

ote:
l information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange thout prior notification to the company/issuer.

'023/form1/am

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **Hopewell Holdings Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.



# Hopewell Holdings Limited

# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

## PROPOSALS FOR GRANT OF OPTIONS TO A SUBSTANTIAL SHAREHOLDER AND EXECUTIVE DIRECTORS OF THE COMPANY UNDER THE EXISTING SHARE OPTION SCHEME, ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening an extraordinary general meeting of Hopewell Holdings Limited to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, 21 October 2003 at 11:15 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned) is set out on pages 21 to 23 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding of the meeting or any adjournments thereof. Completion and return of the proxy form will not preclude shareholders from attending and voting in person at the meeting should they so wish.

Hong Kong, 3 October 2003

# CONTENTS

*In this circular, the following expressions shall have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "Adoption Date" | 1 November 2003, the proposed effective date of the New Share Option Scheme, subject to the New Share Option Scheme being adopted by resolution of the Company at the EGM |
| "associate(s)" | as such term is defined under the Listing Rules |
| "associated companies" | those companies and/or enterprises which were defined and/or disclosed as the associates and/or associated companies of the subject company in the latest audited financial statements of the subject company |
| "Board" | the board of Directors or a duly authorised committee thereof for the time being, including the independent non-executive Directors |
| "Business Day" | a day (other than a Saturday or a Sunday) on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities |
| "chief executive(s)" | as such term is defined under the Listing Rules |
| "Company" | Hopewell Holdings Limited, a company incorporated in Hong Kong with limited liability |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) |
| "connected person(s)" | as such term is defined under the Listing Rules |
| "Director(s)" | the directors of the Company for the time being |
| "EGM" | the extraordinary general meeting of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, 21 October 2003 at 11:15 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned), the notice of which is enclosed with this circular |
| "EGM Notice" | the notice dated 3 October 2003 convening the EGM as set out in pages 21 to 23 of this circular |

| | |
|---|---|
| "Existing Share Option Scheme" | the share option scheme adopted by the Company at its general meeting on 11 October 1994 for any executive directors or employees of the Company or any of its subsidiaries |
| "Grantee" | any Participant who accepts an Offer in accordance with the terms of the New Share Option Scheme or (where the context so permits) his legal personal representative(s) entitled to any such Option in consequence of the death of the original Grantee |
| "Group" | the Company, its subsidiaries, its associated companies, its jointly controlled entities and its related companies from time to time |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Independent Shareholders" | Shareholders other than the Proposed Grantees and their respective associates |
| "Latest Practicable Date" | 23 September 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Eddie HO" | Mr. Eddie Ping Chang HO, the Vice Chairman and the Managing Director of the Company as at the Latest Practicable Date |
| "New Share Option Scheme" | the share option scheme in its present or any amended form proposed to be adopted by the Company at the EGM, a summary of the principal terms of the rules of which is set out in the Appendix to this circular |
| "Offer" | the offer of the grant of an Option made by the Board |
| "Offer Date" | the date on which an offer of the grant of an Option is made by the Board in accordance with the New Share Option Scheme |
| "Option(s)" | a right(s) to subscribe for Shares pursuant to the terms of the New Share Option Scheme |
| "Option Period" | a period to be determined by the Board at its absolute discretion and notified by the Board to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the Offer Date |

| | |
|---|---|
| "Ordinary Resolution(s)" | the proposed ordinary resolution(s) as referred to in the EGM Notice |
| "Participant" | (i) any executive or non-executive directors including independent non-executive directors or any employees (whether full-time or part-time) of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any substantial shareholders of the Company or any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professionals and other advisers to each member of the Group; (iv) any chief executives or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees (whether full-time or part-time) of substantial shareholder of the Company, as to be determined by the Board at its absolute discretion within the aforesaid categories |
| "Proposed Grant" | the proposed conditional grant of options to Sir Gordon WU and Mr Eddie HO under the Existing Share Option Scheme, the terms of which are set out in the sub-section headed "Grant of options to a substantial shareholder and executive directors of the Company under the Existing Share Option Scheme" under the section headed "Letter from the Board" in this circular |
| "Proposed Grantees" | Sir Gordon WU and Mr. Eddie HO |
| "related company" | a company, an entity or an enterprise (wherever incorporated and whether limited by shares or otherwise) in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest of such company or entity or enterprise; or holds less than 20% of the voting rights of such company or entity or enterprise but is the largest shareholder or the holder of the largest voting rights of such company or entity or enterprise (as the case may be); or (ii) in the opinion of the Board, the Company is able to exercise significant influence to such company or entity or enterprise |
| "relevant company" | means the Company, the relevant subsidiary, associated company, jointly controlled entity or related company of the Company, as the case may be |

| | |
|---|---|
| "Share(s)" | fully paid ordinary share(s) of HK$2.50 each in the capital of the Company (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time) |
| "Shareholder(s)" | holder(s) of Share(s) |
| "Sir Gordon WU" | Sir Gordon Ying Sheung WU, a substantial shareholder of the Company and the Chairman of the Board as at the Latest Practicable Date, who beneficially owns 227,334,032 Shares as at the Latest Practicable Date (representing approximately 25.92% of the total issued share capital of the Company as at the Latest Practicable Date) |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" | a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the local companies law, act and/or ordinance where the subject company was incorporated) |
| "substantial shareholder" | as such term is defined under the Listing Rules |
| "Takeover Code" | the Hong Kong Codes on Takeovers and Mergers |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |

# Hopewell Holdings Limited

合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

*Directors:*
Sir Gordon Ying Sheung WU KCMG, FICE*
*(Chairman)*
Mr. Eddie Ping Chang HO*
*(Vice Chairman and Managing Director)***
Mr. Josiah Chin Lai KWOK*
*(Deputy Managing Director)*
Mr. Thomas Jefferson WU*
*(Deputy Managing Director)*
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Lawrence Sai Kit MIAO##
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Albert Kam Yin YEUNG*
Mr. Carmelo Ka Sze LEE##
Mr. Andy Lee Ming CHEUNG*
Mr. Eddie Wing Chuen HO Junior*

*Registered Office:*
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

* *Executive Directors*
** *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive Directors*
\#\# *Independent Non-Executive Directors*

3 October 2003

*To the Shareholders*

Dear Sir or Madam

## PROPOSALS FOR GRANT OF OPTIONS TO A SUBSTANTIAL SHAREHOLDER AND EXECUTIVE DIRECTORS OF THE COMPANY UNDER THE EXISTING SHARE OPTION SCHEME, ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

## 1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the Proposed Grant pursuant to Rule 17.04 of the Listing Rules, the proposed adoption of the

New Share Option Scheme pursuant to Rule 17.02(2) of the Listing Rules and the proposed termination of the Existing Share Option Scheme, and to seek your approval of the Ordinary Resolutions relating to these matters at the EGM.

## 2. GRANT OF OPTIONS TO A SUBSTANTIAL SHAREHOLDER AND EXECUTIVE DIRECTORS OF THE COMPANY UNDER THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted by the Company at its general meeting on 11 October 1994 for granting options to any executive directors or employees of the Company or any of its subsidiaries.

**Terms and conditions of the Proposed Grant**

At a meeting of the Board held on 9 September 2003, it was proposed and approved by the Board (including the independent non-executive Directors) that grant of options be conditionally offered to the Proposed Grantees under the Existing Share Option Scheme to subscribe for Shares, subject to the approval of the Shareholders at the EGM. Subject to the approval of the Shareholders at the EGM, options were deemed to have been conditionally granted to and were conditionally accepted by the Proposed Grantees on 9 September 2003, on which a written acceptance of the offer duly signed by the Proposed Grantees together with a remittance of HK$1.00 given by the Proposed Grantees in accordance with the terms of the Existing Share Option Scheme and the Proposed Grant were received by the Company from each of the Proposed Grantees by way of consideration for the granting thereof. The offer of the grant of options by the Board and the acceptance of such offer by the Proposed Grantees under the Proposed Grant are conditional on the approval of the Shareholders at the EGM. In the event that the Proposed Grant is not approved by the Shareholders at the EGM, the Proposed Grant and the offer and acceptance thereof shall be deemed to be null and void and of no further effect. The terms of the Proposed Grant also stipulate that no option may be exercised prior to the date of approval of the Proposed Grant by the Shareholders at the EGM.

The principal terms of the Proposed Grant are as follows:

| Grantees | Date of conditional grant | No. of options granted | Exercise price *(HK$)* *(Note 3)* | Exercise period ("Exercise Period") |
|---|---|---|---|---|
| Sir Gordon WU | 09/09/2003 | 8,000,000 *(Note 1)* | 9.55 | 4 1/2 years from the date falling on the expiry of six months from 09/09/2003 |
| Mr. Eddie HO | 09/09/2003 | 6,000,000 *(Note 2)* | 9.55 | 4 1/2 years from the date falling on the expiry of six months from 09/09/2003 |

*Notes:*

(1) 8,000,000 Shares, representing approximately 0.91% of the total issued share capital of the Company as at the Latest Practicable Date.

(2) 6,000,000 Shares, representing approximately 0.68% of the total issued share capital of the Company as at the Latest Practicable Date.

(3) Pursuant to Rule 17.04(1) of the Listing Rules, 9 September 2003, the date of the meeting of the Board approving the Proposed Grant, shall be taken as the date of grant for the purpose of calculating the exercise price under the Proposed Grant. The proposed exercise price of the Proposed Grant of HK$9.55 represents the higher of the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on 9 September 2003 (i.e. HK$9.55) and a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding 9 September 2003 (i.e. HK$9.36).

Under the terms of the Proposed Grant, the Proposed Grantees may not exercise any of their options before the expiry of 6 months from 9 September 2003. After such a period, the Proposed Grantees may exercise any of their options during the Exercise Period in accordance with the terms and conditions of the Existing Share Option Scheme and the Proposed Grant. There is no performance targets that must be achieved by any of the Proposed Grantees before their options can be exercised.

The Shares to be allotted upon the exercise of the options under the Proposed Grant will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank *pari passu* in all respects with the fully paid Shares in issue on the date of their allotment and issue, and accordingly will entitle the relevant Proposed Grantee(s) to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

In the event of an effective resolution being passed for a voluntarily wind-up the Company, each of the Proposed Grantees (or his legal personal representative(s)) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if the options had been exercised immediately before the passing of such resolution either to their full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available on liquidation *pari passu* of the Shares the subject of such election reduced by an amount equal to the exercise price of HK$9.55 per Share which would otherwise have been payable in respect thereof.

**The Proposed Grantees**

The Proposed Grantees are the founders of the Company who have both contributed greatly in establishing and developing the business of the Company for more than 30 years. Sir Gordon WU is also a substantial shareholder of the Company and the Chairman of the Board and Mr. Eddie HO is the Vice Chairman and the Managing Director of the Company. Up to the Latest Practicable Date, no options had ever been granted to any of the Proposed Grantees under the Existing Share Option Scheme or any other share option schemes of the Company. Their ongoing contributions will be important to the development of future investment projects of the Group.

## 3. ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted by the Company at its general meeting on 11 October 1994 and shall expire on 10 October 2004. As at the Latest Practicable Date, there was no trustee under the Existing Share Option Scheme.

To be in line with the current Listing Rules in relation to share option schemes and in order to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Board may approve from time to time, the Board proposes that the New Share Option Scheme for the Participants be approved and adopted at the EGM and the Existing Share Option Scheme be terminated, and that the Ordinary Resolution no. 2 in relation thereto be passed at the EGM.

Subject to the passing of the Ordinary Resolution no. 2 at the EGM, the New Share Option Scheme will take effect, subject to the fulfillment of all conditions precedent as referred to in sub-paragraph (b) below, on 1 November 2003, and the Existing Share Option Scheme will terminate with effect from 1 November 2003.

**Outstanding options under the Existing Share Option Scheme**

Since the adoption of the Existing Share Option Scheme, options representing 8,300,000 Shares (representing approximately 0.95% of the total issued share capital of the Company as at the Latest Practicable Date) have been granted under the Existing Share Option Scheme. Up to and including the Latest Practicable Date, 1,000,000 Shares representing options granted under the Existing Share Option Scheme have been exercised and no options have been cancelled or lapsed under the Existing Share Option Scheme.

As at the Latest Practicable Date, there were 7,300,000 Shares (representing approximately 0.83% of the total issued share capital of the Company as at the Latest Practicable Date) representing options which have been granted but not yet exercised under the Existing Share Option Scheme, without taking into account those options conditionally granted to the Proposed Grantees under the Proposed Grant. The particulars of such outstanding options are set out below:

| Name of Grantees and position held as at the Latest Practicable Date | Date of grant | No. of outstanding options as at the Latest Practicable Date | Exercise price *(HK$)* | Exercise period |
|---|---|---|---|---|
| Mr. Josiah Chin Lai KWOK, Deputy Managing Director of the Company | 28/03/2002 | 2,000,000 | 6.15 | 28/09/2002 – 27/09/2005 |
| Mr. Thomas Jefferson WU, Deputy Managing Director of the Company | 03/04/2002 | 2,500,000 | 6.15 | 03/10/2002 – 02/10/2005 |

| Name of Grantees and position held as at the Latest Practicable Date | Date of grant | No. of outstanding options as at the Latest Practicable Date | Exercise price *(HK$)* | Exercise period |
|---|---|---|---|---|
| Mr. Robert Van Jin NIEN, Executive Director of the Company | 01/04/2002 | 1,000,000 | 6.15 | 01/10/2002 – 30/09/2005 |
| Mr. Alan Chi Hung CHAN, Deputy Managing Director of Hopewell Highway Infrastructure Limited, a subsidiary of the Company | 02/04/2002 | 1,000,000 | 6.15 | 02/10/2002 – 01/10/2005 |
| Mr. Cheng Hui JIA, Executive Director of Hopewell Highway Infrastructure Limited, a subsidiary of the Company | 02/04/2002 | 800,000 | 6.15 | 02/10/2002 – 01/10/2005 |
| | | 7,300,000 | | |

Taking into account those options conditionally granted to the Proposed Grantees under the Proposed Grant, as at the Latest Practicable Date, there were 21,300,000 Shares (representing approximately 2.43% of the total issued share capital of the Company as at the Latest Practicable Date) representing options which have been granted but not yet exercised under the Existing Share Option Scheme.

In the event the Shareholders approve the termination of the Existing Share Option Scheme at the EGM, other than the Proposed Grant, the Board does not propose to grant any further options under the Existing Share Option Scheme prior to its termination an 1 November 2003.

Upon termination of the Existing Share Option Scheme, no further options may be granted under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in force. Any outstanding options under the Existing Share Option Scheme shall continue to be subject to the provisions of the Existing Share Option Scheme and the adoption of the New Share Option Scheme will not in any event affect the terms of the grant of such outstanding options. Further, these outstanding options will also be subject to the 30% limit under the New Share Option Scheme and any other share option schemes of the Company pursuant to Note (2) of Rule 17.03(3) of the Listing Rules.

**Conditions precedent of the New Share Option Scheme**

Subject to the fulfilment of the following conditions, the New Share Option Scheme will take effect on 1 November 2003:

(i) passing of the Ordinary Resolution to adopt the New Share Option Scheme by the Shareholders in general meeting and to authorise the Directors to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the New Share Option Scheme and to terminate the Existing Share Option Scheme by the Shareholders in general meeting; and

(ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme.

**Maximum number of options to be granted under the New Share Option Scheme**

Upon satisfaction of the above conditions, the Board will have the right to grant to the Participants Options to subscribe for Shares, which when aggregated with Shares to be granted under any other share option schemes of the Company, representing up to 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless the Company obtains a fresh approval from its Shareholders to refresh the 10% limit. The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company (including the Existing Share Option Scheme) shall not exceed 30% of the issued share capital of the Company from time to time.

As at the Latest Practicable Date, the issued share capital of the Company comprised 876,982,121 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the Adoption Date, the number of Shares issuable pursuant to the New Share Option Scheme on the date of its adoption will be 87,698,212 Shares, being 10% of the total issued share capital of the Company as at the Latest Practicable Date. As such, the Company will be making application to the Stock Exchange for the approval of the listing of, and permission to deal in, 87,698,212 Shares to be issued pursuant to the exercise of the Options granted under the New Share Option Scheme.

**Explanation of the terms of the New Share Option Scheme**

In the Appendix hereto, you will find a summary of the principal terms of the rules of the New Share Option Scheme. By offering Options to the Participants in such flexible terms under the New Share Option Scheme, in particular, the subscription price of the Options will be determined on a fair basis, such Participants may exercise their Options at anytime within the Option Period to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to the Participants to better serve the Company and its subsidiaries.

**Value of the Options**

The Board considers that it is not appropriate to state in this circular the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the adoption of the New Share Option Scheme, given that the variables which are crucial for the calculation of the value of the Options cannot be determined at this juncture. The variables which are critical for the determination of the value of the Options include the subscription price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme, and the timing of the grant of the Options, the period during which the subscription rights may be exercised, and any other conditions that the Board may impose on the Options and whether or not such Options, if granted, will be exercised by the Grantees. The subscription price payable for the Shares depends on the price of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board are to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the subscription price of the Shares given that the share price may fluctuate during the 10-year life span of the New Share Option Scheme. In the premises, the Board is of the view that the value of the Options depends on a number of variables which are difficult to be ascertained as at the date of this circular. Accordingly, the Board considers that it is premature and inappropriate to state the value of the Options for the time being in this circular.

## 4. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## 5. EXTRAORDINARY GENERAL MEETING

Set out on pages 21 to 23 of this circular is the EGM Notice at which the Ordinary Resolution no. 1 will be proposed to approve the Proposed Grant and the Ordinary Resolution no. 2 will be proposed to approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme.

Sir Gordon WU is a substantial shareholder of the Company. Since the proposed grant of options to Sir Gordon WU under the Existing Share Option Scheme is over 0.1% of the total issued share capital of the Company and in excess of HK$5,000,000 as at 9 September 2003, such grant is subject to approval by the Shareholders at the EGM under Rule 17.04 of the Listing Rules. While the proposed grant of options to Mr. Eddie HO under the Existing Share Option Scheme is not subject to the approval of the Shareholders in general meeting under the Listing Rules, Mr. Eddie HO agreed that such proposed grant to him and his acceptance of the same both be subject to the approval of

Shareholders in general meeting. All connected persons of the Company shall abstain from voting at the EGM in relation to the Ordinary Resolution no. 1. No connected person of the Company has indicated that he wishes to vote against the Ordinary Resolution no. 1 at the EGM. Any vote taken at the EGM to approve the Ordinary Resolution no. 1 shall be taken on a poll.

All Shareholders may vote at the EGM in relation to the Ordinary Resolution no. 2 for the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme.

Following the EGM, the Company will publish an announcement on the outcome of the EGM for the adoption of the New Share Option Scheme on the business day following the EGM in accordance with Rule 17.02(1)(a) of the Listing Rules.

## 6. ACTION TO BE TAKEN

A proxy form for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete the proxy form and return it to the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the EGM or any adjournments thereof. Completion and return of the proxy form will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

## 7. DOCUMENT AVAILABLE FOR INSPECTION

A copy of the New Share Option Scheme will be available for inspection at the registered office of the Company during normal business hours for a period of 14 days before and at the EGM.

## 8. RECOMMENDATIONS

The Board (including the independent non-executive Directors) is of the view that for further developments of the Company and its subsidiaries which the Proposed Grantees are expected to make substantial contributions, it is time to provide incentives to the Proposed Grantees by way of granting options to them under the Proposed Grant, which is the best interests of the Company, and the independent non-executive Directors recommend that the Independent Shareholders should vote in favour of the Ordinary Resolution no. 1 in relation to the Proposed Grant.

The Board believes that the adoption of the New Share Option Scheme in replacement of the Existing Share Option Scheme is in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the Ordinary Resolution no. 2 in relation to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme.

Yours faithfully
By order of the Board
**Robert Van Jin NIEN**
*Executive Director*

The following is a summary of the principal terms of the rules of the New Share Option Scheme.

## (A) Purpose

The purpose of the New Share Option Scheme is for the Company to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Board may approve from time to time.

## (B) Conditions

The New Share Option Scheme is conditional upon (i) the passing of the Ordinary Resolution to adopt the New Share Option Scheme by the Shareholders in general meeting and to authorise the Directors to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the New Share Option Scheme and to terminate the Existing Share Option Scheme by the Shareholders in general meeting; and (ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme.

## (C) Scope of Participants and eligibility of Participants

The scope of the Participants comprises of: (i) any executive or non-executive directors including independent non-executive directors or any employees (whether full-time or part-time) of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any substantial shareholders of the Company or any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees (whether full-time or part-time) of substantial shareholder of the Company, as to be determined by the Board at its absolute discretion within the aforesaid categories.

The Board may, at its absolute discretion, invite any Participant to take up Options. In determining the basis of eligibility of each Participant, the Board would take into account such factors as the Board may at its discretion consider appropriate.

## (D) Acceptance of Offer

An Option shall be deemed to have been accepted by the Grantee when the duplicate of the relevant offer letter comprising acceptance of the Option duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the granting thereof is received by the Company within 14 days from the date of the Offer, and the Option to which the Offer relates shall be deemed to have been granted on the Offer Date of such Option. The subscription price for Shares is calculated in accordance with paragraph (E) below.

## (E) Subscription price

The subscription price for Shares under the New Share Option Scheme will be at least the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date on which an Option is granted, which date must be a Business Day; (ii) a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the date on which an Option is granted; and (iii) the nominal value of a Share.

## (F) Maximum number of Shares available for subscription

(i) Subject to (iv) below, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless the Company obtains a fresh approval from the Shareholders pursuant to (ii) below. As at the Latest Practicable Date, the issued share capital of the Company comprised 876,982,121 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the Adoption Date, the number of Shares issuable pursuant to the New Share Option Scheme on the date of its adoption will be 87,698,212 Shares, representing 10% of the total issued share capital of the Company as at the Adoption Date.

(ii) Subject to (iv) below, the Company may seek approval of its Shareholders in general meeting for refreshing the 10% limit set out in (i) above such that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme or any other share option schemes of the Company under the limit as refreshed shall not exceed 10% of the total number of Shares in issue as at the date of approval to refresh such limit.

(iii) Subject to (iv) below, the Company may seek separate approval by its Shareholders in general meeting for granting Options beyond the 10% limit provided the Options in excess of such limit are granted only to Participants specifically identified by the Company before such approval is sought. In such a case, the Company shall send a circular to its Shareholders containing such information as may be required under the Listing Rules.

(iv) Notwithstanding any other provisions of the New Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company (including the Existing Share Option Scheme) shall not exceed 30% of the total number of Shares in issue from time to time.

**(G) Conditions, restrictions or limitations on Offer**

Unless otherwise determined by the Board and specified in the offer letter at the time of the Offer, there is neither any performance targets that need to be achieved by the Grantee before an Option can be exercised nor any minimum period for which an Option must be held before the Option can be exercised. Subject to the provisions of the New Share Option Scheme and the Listing Rules, the Board may when making the Offer impose any conditions, restrictions or limitations in relation to the Option as it may at its absolute discretion think fit.

**(H) Maximum entitlement of Shares of each Participant**

(i) The maximum entitlement for any one Participant is that the total number of Shares issued and to be issued upon exercise of the Options granted to each Participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of Shares in issue.

(ii) Any further grant of Options which would result in the Shares issued and to be issued upon exercise of all options granted and to be granted under the New Share Option Scheme and any other share option schemes of the Company to a Participant (including exercised, cancelled and outstanding Options) to be in excess of the 1% limit as referred to in paragraph (H)(i) above shall be subject to Shareholders' approval in general meeting with such Participant and his or her associates (with the meaning as ascribed under the Listing Rules) abstaining from voting. In such a case, the Company shall send a circular to its Shareholders containing all those terms as required under the Listing Rules. The number of Shares subject to the Options to be granted and the terms of the Options to be granted to such Participants shall be fixed before Shareholders' approval and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

**(I) Grant of Options to connected persons**

(i) Any grant of Options to a Participant who is a Director, chief executive or substantial Shareholder (all with the meaning as ascribed under the Listing Rules) of the Company or their associates (with the meaning as ascribed under the Listing Rules) (including a discretionary trust whose discretionary objects include a director, chief executive or substantial shareholder or a company beneficially owned by any director, chief executive or substantial shareholder of the Company) must be approved by the independent non-executive Directors (excluding independent non-executive Director who is the Grantee).

(ii) Where the Board proposes to grant any Option to a Participant who is a substantial Shareholder (with the meaning as ascribed under the Listing Rules) or an independent non-executive Director, or any of their respective associates (with the meaning as ascribed under the Listing Rules) (including a discretionary trust whose discretionary objects include a substantial

Shareholder or an independent non-executive Director or a company beneficially owned by any substantial Shareholder or independent non-executive Director), would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to him or her in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(2) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the Shareholders in general meeting. The Company shall send a circular to its Shareholders containing all those terms as required under the Listing Rules. All connected persons (with the meaning as ascribed under the Listing Rules) of the Company must abstain from voting in such general meeting (except where any connected person may vote against the relevant resolution provided his or her intention to do so has been stated in the circular). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

## (J) Exercise of Options

An Option may be exercised in accordance with the terms of the New Share Option Scheme and such other terms and conditions upon which an Option was granted, at any time during the Option Period after the Option has been granted by the Board. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the Option Period.

## (K) Transferability of Options

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any Option (where the Grantee is a company, any change of its major shareholder or any substantial change in its management (to be determined by the Board at its absolute discretion) will be deemed to be a sale or transfer of interest aforesaid). Any breach of the foregoing by a Grantee shall entitle the Company to cancel any outstanding Option or part thereof.

## (L) If a Grantee ceases to be a Participant by reason other than death or misconduct

If a Grantee ceases to be a Participant for any reason other than on the Grantee's death or the termination of the Grantee's employment, directorship, office or appointment on one or more of the grounds specified in paragraph (N) below, the Grantee may exercise the Option up to the Grantee's entitlement at the date of cessation (to the extent which has become exercisable and not already exercised) within the period of 3 months (or such longer period as the Board may determine) following the date of such

cessation, which date shall be the last actual working day with the relevant company whether salary is paid in lieu of notice or not, or the last date of office or appointment as director of, as consultant, professional or other advisers to the relevant company, as the case may be, in the event of which, the date of cessation as determined by a resolution of the board of directors or governing body of the relevant company shall be conclusive. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

### (M) On the death of a Grantee

If a Grantee dies before exercising the Option in full and none of the events which would be a ground for termination of the Grantee's employment, directorship, office or appointment under paragraph (N) below arises, the legal personal representative(s) of the Grantee shall be entitled within a period of 6 months or such longer period as the Board may determine from the date of death, to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent which has become exercisable and not already exercised). Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

### (N) Termination of employment of a Grantee by reason of misconduct

An Option shall lapse automatically (to the extent not already exercised) on the date on which the Grantee ceases to be a full-time or part-time employee, director, consultant, professional or other adviser or chief executive of the relevant company or substantial shareholder of the Company (as the case may be) by reason of the termination of his employment, directorship, office or appointment on the grounds that he or she has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to be able to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty.

### (O) Voluntary winding-up of the Company

If a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the Shareholders' meeting, give notice thereof to all Grantees. Each Grantee (or his or her legal personal representative(s)) may by notice in writing to the Company (such notice to be received by the Company not later than 2 Business Days prior to the proposed general meeting) exercise the Option (to the extent which has become exercisable and not already exercised) either to its full extent or to the extent specified in such notice, such notice to be accompanied by a payment for the full amount of the aggregate Subscription Price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

**(P) General offer by way of take-over**

If a general offer by way of take-over is made to all the holders of Shares (other than by way of scheme of arrangement) (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and if such offer becomes or is declared unconditional prior to the expiry of the relevant Option Period, the Grantee (or his or her legal personal representative(s)) may by notice in writing to the Company within 21 days of the notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

**(Q) Rank pari passu**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank *pari passu* in all respects with the fully paid Shares in issue on the date of their allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

**(R) Alteration in capital structure**

In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, subdivision, consolidation, or reduction of the share capital of the Company in accordance with legal requirements and requirements of the Stock Exchange excluding any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in respect of a transaction to which the Company is a party, such corresponding alterations (if any) shall be made to:

(i) the number or nominal amount of Shares subject to the Option so far as unexercised; and/or

(ii) the Subscription Price;

as an independent financial adviser or the auditors of the Company shall at the request of the Board certify in writing to the directors of the Company, either generally or as regards any particular Grantee, to be in their opinion fair and reasonable and that any such alterations shall satisfy the requirements set out in the Note to Rule 17.03(13) of the Listing Rules and shall give a Grantee the same proportion of the issued share capital of the Company as that to which the Grantee was previously entitled, provided that no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value.

## (S) Duration of the New Share Option Scheme

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be issued but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the New Share Option Scheme, and Options which are granted during the life of the New Share Option Scheme may continue to be exercisable in accordance with their terms of issue.

## (T) Cancellation of Options granted

The Board may, with the consent of the relevant Grantee, at any time at its absolute discretion cancel any Option granted but not exercised. Where the Company cancels Options and makes an Offer of the grant of new Options to the same Option holder, the Offer of the grant of such new Options may only be made, under the New Share Option Scheme with available Options (to the extent not yet granted and excluding the cancelled Options) within the limit approved by the shareholders of the Company as mentioned in paragraph (F) above. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the Option is cancelled by the Board as provided above.

## (U) Termination of the New Share Option Scheme

The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect. Upon the termination of the New Share Option Scheme, any Options granted but not yet exercised thereunder shall continue to be subject to the provisions of the New Share Option Scheme.

## (V) Alteration of provisions of the New Share Option Scheme

The provisions of the New Share Option Scheme may be altered in any respect by resolution of the Board except that the definitions of "Grantee", "Option Period" and "Participant" of the New Share Option Scheme and any other provisions of the New Share Option Scheme in relation to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the Shareholders in general meeting.

Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme. The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Directors or scheme administrators in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

### (W) Trustees

The Company confirms that none of the Directors will be trustees of the New Share Option Scheme and accordingly, none of the Directors will have any direct or indirect interest in such trustees.

### (X) Restrictions on the time of grant of Options

No grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published as required by the Listing Rules. In particular, during such period of time as specified by the Listing Rules immediately preceding the earlier of (i) the date of the meeting of the Board (as such date is first notified by the Company to the Stock Exchange in accordance with the Listing Agreement) for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement under the Listing Agreement, and ending on the date of the results announcement, no Option may be granted.

# Hopewell Holdings Limited

# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

**NOTICE IS HEREBY GIVEN** that an Extraordinary General Meeting of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, 21 October 2003 at 11:15 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following ordinary resolutions, with or without modifications:

## ORDINARY RESOLUTIONS

1. "**THAT** the grant of options under the existing share option scheme of the Company which was adopted by the Company at its general meeting on 11 October 1994 (the "Existing Share Option Scheme") to the following grantees:

    (A) Sir Gordon Ying Sheung WU, the Chairman, an Executive Director and a substantial shareholder of the Company, to subscribe for 8,000,000 shares of HK$2.50 each in the share capital of the Company ("Share(s)"); and

    (B) Mr. Eddie Ping Chang HO, the Vice Chairman, the Managing Director and an Executive Director of the Company, to subscribe for 6,000,000 Shares,

    at an exercise price of HK$9.55 per Share and to be exercised during the period of 4½ years from the date falling on the expiry of six months from 9 September 2003 which were conditionally granted by the Company and conditionally accepted by the aforesaid grantees on 9 September 2003 in accordance with the terms and conditions of the Existing Share Option Scheme and the grant be and is hereby approved and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to such grant of options including but without limitation:

    (i) to administer the Existing Share Option Scheme under which options will be granted to the aforesaid grantees under the Existing Share Option Scheme to subscribe for aforesaid Shares; and

(ii) to allot, issue and deal with from time to time such number of Shares as may be required to be issued pursuant to the exercise of the aforesaid options granted to the aforesaid grantees under the Existing Share Option Scheme and subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

2. "THAT:

(A) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval of the listing of, and permission to deal in, the shares of HK$2.50 each in the share capital of the Company ("Share(s)") to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company (the "New Share Option Scheme") (the rules of the New Share Option Scheme are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof), the New Share Option Scheme be and is hereby approved and adopted with effect from 1 November 2003 and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(i) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

(ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

(iii) to allot, issue and deal with from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options under the New Share Option Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange;

(iv) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of, and permission to deal in, any Shares which may hereafter from time to time be allotted and issued pursuant to the exercise of the options under the New Share Option Scheme; and

(v) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme; and

(B) the existing share option scheme of the Company which was adopted by the Company at its general meeting on 11 October 1994 (the "Existing Share Option Scheme") be and is hereby terminated with effect from 1 November 2003, and any outstanding options granted under the Existing Share Option Scheme shall continue to be subject to the provisions of the Existing Share Option Scheme and the adoption of the New Share Option Scheme will not in any event affect the terms of the grant of such outstanding options."

By Order of the Board
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 3 October 2003

*Registered office:*

64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

*Notes:*

1. Any vote taken at the meeting to approve the above Ordinary Resolution no. 1 shall be taken on a poll.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two persons as his or her proxies to attend and in the event of a poll, vote instead of him or her. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company but must be present in person to represent the member.

3. In order to be valid, a proxy form together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).

4. Where there are joint registered holders of any shares in the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he or she were solely entitled thereto. But if more than one such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已出售或轉讓**所有名下之合和實業有限公司股份，應立即將本通函送交買主、承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



**Hopewell Holdings Limited**

**合和實業有限公司**

*(於香港註冊成立之有限公司)*

# 在現有認股權計劃下
# 授出認股權予本公司一主要股東及執行董事，
# 採納新認股權計劃及終止現有認股權計劃之建議

合和實業有限公司謹訂於2003年10月21日星期二上午11時15分(或其後緊隨本公司於同地點同日於上午11時正召開之股東週年大會結束或休會後)假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東特別大會，有關通告載於本通函第21至第23頁。無論　閣下會否出席該大會，務請　閣下按照隨附之代表委任表格上印備之指示盡快填妥該表格並交回本公司位於香港皇后大道東一八三號合和中心六十四樓之註冊辦事處，惟無論如何必須最遲於股東特別大會或其任何續會舉行時間四十八小時前送達。股東填妥及交回代表委任表格後仍可親自出席股東特別大會或其任何續會，並於會上投票。

香港，2003年10月3日

# 目　錄

*在此份通函中，除文義另有所指外，以下用語各具下列相應意思：*

| | |
|---|---|
| 「接納日期」 | 2003年11月1日，為新認股權計劃之建議生效日，取決於本公司股東特別大會決議採納新認股權計劃 |
| 「聯繫人」 | 該詞語之定義見上市規則 |
| 「聯營公司」 | 該等公司及／或企業已於有關公司之最近核數報告中定義及／或披露為聯營公司 |
| 「董事局」 | 董事局或包括獨立非執行董事之授權委員會 |
| 「營業日」 | 指持牌銀行在香港營業及聯交所進行證券買賣業務之日(不包括星期六或星期日) |
| 「行政總裁」 | 該詞語定義見上市規則 |
| 「本公司」 | 合和實業有限公司，於香港註冊成立之有限公司 |
| 「公司條例」 | 香港法例第32章公司條例 |
| 「關連人士」 | 該詞語定義見上市規則 |
| 「董事」 | 本公司現時之董事 |
| 「股東特別大會」 | 本公司將於2003年10月21日(或其後緊隨本公司於同地點同日於上午11時正召開之股東週年大會結束或休會後)舉行之股東特別大會，大會通告載於本通函 |
| 「股東特別大會通告」 | 載於本通函第21至第23頁日期為2003年10月3日之通告 |

| | |
|---|---|
| 「現有認股權計劃」 | 本公司於1994年10月11日股東大會採納之認股權計劃，對象為本公司及其附屬公司之執行董事及僱員 |
| 「承授人」 | 根據新認股權計劃之條款接納要約之任何參與者，或(如文義准許)因承授人身故而有權獲得任何該等認股權之法定遺產代理人 |
| 「本集團」 | 本公司、其附屬公司、其聯營公司、其共同控制個體及其相關公司 |
| 「香港」 | 中華人民共和國香港特別行政區 |
| 「獨立股東」 | 除建議承授人及其聯繫人外之股東 |
| 「最後實際可行日期」 | 2003年9月23日，即編印本通函前為確定當中所載若干資料之最後實際可行日期 |
| 「上市規則」 | 聯交所證券上市規則 |
| 「何炳章先生」 | 何炳章先生乃於最後實際可行日期本公司之副主席及董事總經理 |
| 「新認股權計劃」 | 本公司於股東特別大會建議採納(現行或經修訂)之認股權計劃，其主要條款之概要載於通函之附錄 |
| 「要約」 | 董事局就頒授認股權作出的要約 |
| 「要約日期」 | 根據新認股權計劃之條款由董事局授予認股權之日期 |
| 「認股權」 | 根據新認股權計劃之條款給予認購本公司股份之權利 |
| 「認股權期間」 | 該期限乃由董事局按其絕對酌情權決定以及由董事局通知各承授人可行使認股權的期間，惟在任何情況下，該行使期限不得超過由要約日期起計十年期間 |

| | |
|---|---|
| 「普通決議案」 | 於股東特別大會通告內提呈批准之普通決議案 |
| 「參與者」 | (i)本集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員（不論全職或兼職）；(ii)由本公司主要股東或本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)本集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)本公司任何行政總裁或主要股東；(v)本公司董事、行政總裁或主要股東之任何聯繫人；及(vi)本公司主要股東之任何僱員（不論全職或兼職）<br><br>以上類別均由董事局按其絕對酌情權決定 |
| 「建議頒授」 | 根據現有認股權計劃授予胡應湘爵士及何炳章先生之有條件認股權，有關之條款載於本通函董事函件內「在現有認股權計劃下授出認股權予本公司一主要股東及執行董事」段下 |
| 「建議承授人」 | 胡應湘爵士及何炳章先生 |
| 「相關公司」 | 任何公司、個體或企業（不論在任何地方成立或是否股份有限公司），而(i)本公司直接或間接持有該公司、個體或企業之發行股本或衡平法上之股權少於百分之二十；或持有該公司、個體或企業之投票權少於百分之二十，但為該公司、個體或企業（視乎情況而定）之最大股東或最大投票權持有人；或(ii)董事局認為，本公司可予以該公司、個體或企業相當影響力 |
| 「有關公司」 | 指本公司、有關附屬公司、聯營公司、共同控制個體或本公司之相關公司，視乎情況而定 |

| | |
|---|---|
| 「股份」 | 本公司股本中已繳足每股面值港幣2.50元之普通股（或因本公司不時進行股份拆細或合併、重新分類或股本重整而引致不同面額） |
| 「股東」 | 本公司股份之持有人 |
| 「胡應湘爵士」 | 胡應湘爵士乃於最後實際可行日期本公司之主要股東及董事局主席，彼實益擁有本公司股份227,334,032股（代表本公司於最後實際可行日期之總發行股本約25.92%） |
| 「聯交所」 | 香港聯合交易所有限公司 |
| 「附屬公司」 | 本公司當時或不時的符合香港法例第32章公司條例或就該公司成立地方的當地公司法例、法令和／或條例中附屬公司之涵義之附屬公司 |
| 「主要股東」 | 該詞語定義見上市規則 |
| 「收購守則」 | 香港公司收購及合併守則 |
| 「港幣」 | 香港幣值，香港法定貨幣 |
| 「%」 | 百分比 |

**Hopewell Holdings Limited**

**合和實業有限公司**

*(於香港註冊成立之有限公司)*

董事：
胡應湘爵士KCMG, FICE* *(主席)*
何炳章先生* *(副主席及董事總經理)* **
郭展禮先生* *(董事副總經理)*
胡文新先生* *(董事副總經理)*
李憲武先生#
嚴文俊先生*
胡文佳先生##
胡郭秀萍爵士夫人JP#
陸勵荃女士##
繆世傑先生##
韋高廉先生*
雷有基先生*
楊鑑賢先生*
李嘉士先生##
張利民先生*
何榮春先生*

註冊辦事處：
香港
皇后大道東183號
合和中心64樓

* *執行董事*
** *亦為胡應湘爵士及胡郭秀萍爵士夫人之替任董事*
\# *非執行董事*
\## *獨立非執行董事*

敬啟者：

## 在現有認股權計劃下 授出認股權予本公司一主要股東及執行董事， 採納新認股權計劃及終止現有認股權計劃之建議

### 1. 緒言

本通函旨向根據上市規則第17.04條規定提供有關建議頒授認股權、根據上市

規則第17.02(2)條規定採納新認股權計劃的建議和終止現有認股權計劃的資料，並徵求　閣下在股東特別大會批准有關上述事項的普通決議案。

## 2. 根據現有認股權計劃向本公司一位主要股東和執行董事頒授認股權

本公司於1994年10月11日舉行的股東大會採納現有認股權計劃，該計劃可向本公司或其任何附屬公司任何執行董事或僱員頒授認股權。

### 建議頒授認股權的條款及條件

於2003年9月9日舉行的董事局會議上，董事局（包括獨立非執行董事）建議及批准根據現有認股權計劃有條件地向建議承授人頒授認股權以認購股份，惟受限於股東在股東特別大會批准。倘若獲得股東在股東特別大會批准，則認股權會被視為已於2003年9月9日有條件地頒授並已獲得建議承授人有條件地接納，建議承授人已就此根據現有認股權計劃的條款簽署接納書並支付港幣1.00元作為頒授認股權的代價。董事局頒授認股權及建議承授人接納要約頒授均有待股東在股東特別大會批准。倘若股東在股東特別大會不批准建議頒授，則建議頒授及其授予和接納將視為無效及取消且再無效力。建議頒授的條款亦規定股東不得於股東特別大會批准建議頒授前行使認股權。

建議頒授的主要條款：

| 承授人 | 有條件頒授日期 | 頒授認股權數目 | 行使價（港元）（附註3） | 行使期（「行使期」） |
|---|---|---|---|---|
| 胡應湘爵士 | 2003年9月9日 | 8,000,000<br>*（附註1）* | 9.55 | 自2003年9月9日起計滿6個月後四年半 |
| 何炳章先生 | 2003年9月9日 | 6,000,000<br>*（附註2）* | 9.55 | 自2003年9月9日起計滿6個月後四年半 |

*附註：*

(1) 8,000,000股股份，相等於最後實際可行日期本公司已發行股本總額約0.91%。

(2) 6,000,000股股份，相等於最後實際可行日期本公司已發行股本總額約0.68%。

(3) 根據上市規則第17.04(1)條規定，以舉行董事局會議批准建議頒授的日期即2003年9月9日為計算建議頒授的行使價時頒授日期。建議頒授的建議行使價港幣9.55元，即2003年9月9日聯交所每日報價表所載股份收市價，與根據2003年9月9日前最近5個營業日聯交所每日報價表計算的股份平均收市價(即港幣9.36元)兩者之較高者。

根據建議頒授的條款，建議承授人不得在2003年9月9日起計6個月內行使其認股權。在上述限期後，建議承授人可據現有認股權計劃及建議頒授的條款及條件在行使期行使其認股權。建議承授人行使其認股權前毋須達到任何表現目標。

因行使根據建議頒授所授出認股權而配發的股份，須遵守本公司當時的組織章程大綱及章程細則規定，將在各方面與配發及發行日期已發行的繳足股本股份享有同等權益，因此有關的建議承授人可享有上述配發及發行日期或之後所支付或作出的所有股息或其他分派，惟記錄日期早於上述配發及發行日期已宣佈、建議或議決支付或作出的股息或其他分派除外。

倘若通過有效決議案進行本公司自動清盤，則各建議承授人(或其法定個人代表)可在該決議案日期後21日內向本公司發出書面通知，選擇被視為在緊接通過該決議案前已行使其全部或通知書所指定數額的部份認股權，因而可就上述選擇的有關股份同等地收取清盤可獲分派的資產，惟須扣除原應支付的行使價每股港幣9.55元。

**建議承授人**

建議承授人為本公司創辦人，彼等對本公司的成立及業務發展有30多年重大貢獻。胡應湘爵士更身為本公司主要股東及董事局主席，而何炳章先生則為本公司副主席及董事總經理。截至最後實際可行日期，並無根據現有認股權計劃或本公司任何其他認股權計劃向任何建議承授人授出認股權。彼等持續的貢獻對本集團日後的投資計劃的發展相當重要。

## 3. 採納新認股權計劃及終止現有認股權計劃

現有認股權計劃由本公司於1994年10月11日的股東大會採納，將於2004年10月10日到期。截至最後實際可行日期，現有認股權計劃並無信託人。

為符合現行上市規則有關認股權計劃的規定，並且以一個靈活方式向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事局不時批准之其他目的，因此董事局建議在股東特別大會上批准及採納有關參與者的新認股權計劃並且終止現有認股權計劃，同時在股東特別大會通過相關的第2項普通決議案。

倘若在股東特別大會通過第2項普通決議案，則新認股權計劃將於2003年11月1日生效(惟須達成下文(b)分段所述的先決條件)，而現有認股權計劃將於2003年11月1日終止。

### 現有認股權計劃的未行使認股權

自採納現有認股權計劃以來，已根據現有認股權計劃授出相等於8,300,000股股份(相等於最後實際可行日期本公司已發行股本總額約0.95%)的認股權。截至及包括最後實際可行日期，已根據現有認股權計劃行使相等於1,000,000股股份的認股權，並無認股權根據現有認股權計劃取消或失效。

於最後實際可行日期，不計算根據建議頒授有條件授予建議承授人的認股權在內，相等於7,300,000股股份的認股權則根據現有認股權計劃已授出但未行使(相等於最後實際可行日期本公司已發行股本總額約0.83%)。該等未行使認股權的詳情如下：

| 最後實際可行日期的承授人姓名及職位 | 授出日期 | 最後實際可行日期未行使認股權數目 | 行使價 *(港元)* | 行使期 |
|---|---|---|---|---|
| 郭展禮先生，本公司董事副總經理 | 2002年3月28日 | 2,000,000 | 6.15 | 2002年9月28日至2005年9月27日 |
| 胡文新先生，本公司董事副總經理 | 2002年4月3日 | 2,500,000 | 6.15 | 2002年10月3日至2005年10月2日 |

| 最後實際可行日期的承授人姓名及職位 | 授出日期 | 最後實際可行日期未行使認股權數目 | 行使價（港元） | 行使期 |
|---|---|---|---|---|
| 嚴文俊先生，本公司執行董事 | 2002年4月1日 | 1,000,000 | 6.15 | 2002年10月1日至2005年9月30日 |
| 陳志鴻先生，本公司附屬公司合和公路基建有限公司董事副總經理 | 2002年4月2日 | 1,000,000 | 6.15 | 2002年10月2日至2005年10月1日 |
| 賈呈會先生，本公司附屬公司合和公路基建有限公司執行董事 | 2002年4月2日 | 800,000 | 6.15 | 2002年10月2日至2005年10月1日 |
| | | 7,300,000 | | |

於最後實際可行日期，根據建議頒授有條件授予建議承授人的認股權計算，則根據現有認股權計劃已授出但未行使相等於21,300,000股股份的認股權（相等於最後實際可行日期本公司已發行股本總額約2.43%）。

倘若股東在股東特別大會批准終止現有認股權計劃，則除建議頒授外，董事局並不建議在2003年11月1日現有認股權計劃終止前根據現有認股權計劃授出任何認股權。

當終止現有認股權計劃後，不可再根據現有認股權計劃授出認股權，但現有認股權計劃其他條文將繼續有效。現有認股權計劃的其他未行使認股權將繼續受限於現有認股權計劃的規定，而採納新認股權計劃無論如何不會影響該等未行使認股權的條款。此外，根據上市規則第17.03(3)條附註(2)規定，未行使認股權亦須遵守新認股權計劃及本公司其他認股權計劃的30%限額規定。

### 新認股權計劃的先決條件

須達成下列條件，新認股權計劃方可於2003年11月1日生效：

(i) 股東於股東大會通過普通決議案採納新認股權計劃，並授權董事頒授可認購股份的認股權，及當根據新認股權計劃行使任何認股權時配發、發行及處置股份，且股東於股東大會終止現有認股權計劃；和

(ii) 聯交所上市委員會批准因根據新認股權計劃行使認股權而發行的股份上市及買賣。

### 根據新認股權計劃可授出的認股權數目上限

當達成以上條件後，董事局有權向參與者授出認股權以認購股份，所認購的股份與根據本公司其他認股權計劃認購的股份合共不得超逾新認股權計劃通過日期的已發行股份總數之10%，除非本公司經股東另行批准重新釐定10%上限。因行使所有根據新認股權計劃及本公司任何其他認股權計劃(包括現有認股權計劃)已授出而尚未行使的認股權可發行的股份總數，不得超過本公司不時已發行股本之30%。

於最後實際可行日期，本公司已發行股本為876,982,121股股份。假設已發行股本自最後實際可行日期至接納日期並無變動，則在接納日期根據新認股權計劃可發行股份的數目將為87,698,212股，即本公司於最後實際可行日期的已發行股本總數之10%。在此情況下，本公司將向聯交所申請批准因行使根據新認股權計劃所授出認股權而可發行的87,698,212股股份上市及買賣。

### 新認股權計劃條款説明

閣下請參閱本通函附錄所載新認股權計劃之主要條款概要。根據新認股權計劃的條款可靈活向參與者授出認股權，特別是基於公平釐定認股權之認購價的情況下，該等參與者可在認股權期間隨時行使認股權而獲利或享有本公司的擁有權，從而進一步鼓勵參與者為本公司及各附屬公司提供更佳服務。

**認股權價值**

董事局認為，鑒於計算認股權價值的關鍵變數在現階段未能確定，故不適宜在本通函載列所有根據新認股權計劃可授出的認股權價值，猶如該等認股權在採納新認股權計劃前的最後實際可行日期經已授出。計算認股權價值的關鍵變數，包括行使附於認股權的認購權的股份認購價(無論會否按照新認股權計劃授出認股權)、授出認股權的時間、認購權的行使期及董事局可能附加於認股權的其他條件(無論授出的認股權會否由承授人行使)。應付的股份認購價按聯交所所報的股價而釐定，並因而取決於董事局根據新認股權計劃授出認股權的時間。由於計劃為期十年，董事局認為現時不宜過早表明會否按照新認股權計劃授出認股權，亦不宜表明可能授出的認股權數目。鑒於股價在新認股權計劃生效的十年內可能出現波動，故亦難於準確地確定股份的認購價。基於以上理由，董事局認為依據若干變數而定的認股權價值於通函日期難以確定。因此，董事局認為於此通函發出時載列認股權價值實屬過早且不甚恰當。

## 4. 責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以令致本通函的內容產生誤導。

## 5. 股東特別大會

股東特別大會通告載於本通函第21至第23頁。會上將提呈第1項普通決議案，以批准通過建議頒授，並提呈第2項普通決議案，以批准採納新認股權計劃及終止現有認股權計劃。

胡應湘爵士為本公司主要股東。由於建議根據現有認股權計劃向胡應湘爵士頒授之認股權超過2003年9月9日本公司全部已發行股本0.1%，且總值超逾港幣5,000,000元，故此根據上市規則第17.04條，上述頒授必須在股東特別大會上獲得股東批准。儘管根據上市規則，建議根據現有認股權計劃向何炳章先生頒授之認股權毋須在股東特別大會上獲得股東批准，惟何炳章先生同意上述向其頒授認股權之建議及其接納均會在股東大會上經過股東批准。本公司所有關連人士均不得在股東特別大會上就第1項普通決議案投票。本公司關連人士並無表示有意在股東特別大會

上投票反對第1項普通決議案。股東特別大會上有關第1項普通決議案之表決須以投票表決方式進行。

所有股東均可在股東特別大會上就有關採納新認股權計劃及終止現有認股權計劃之第2項普通決議案投票。

於股東特別大會後，本公司將根據上市規則第17.02(1)(a)條之規定在其後一個營業日刊登有關採納新認股權計劃結果之公佈。

## 6. 應採取之行動

本通函隨附股東特別大會適用之代表委任表格。無論　閣下會否出席該股東特別大會，務請　閣下填妥代表委任表格，並必須最遲於股東特別大會或其任何續會舉行時間四十八小時前交回本公司位於香港皇后大道東183號合和中心64樓之註冊辦事處。股東填妥及交回代表委任表格後仍可親自出席股東特別大會，並於會上投票。

## 7. 備查文件

新認股權計劃由股東特別大會之前14天內之一般辦公時間內可於本公司之註冊辦事處，及在股東特別大會上，以供查閱。

## 8. 推薦建議

董事局(包括獨立非執行董事)認為建議承授人將為本公司及其附屬公司之未來發展作出相當貢獻，現時授出認股權予以建議承授人，作為對建議承授人鼓勵，此乃符合本公司之最佳利益。獨立非執行董事建議獨立股東投票贊成有關建議頒授之第1項普通決議案。

董事局相信採納新認股權計劃以取代現有認股權計劃乃符合本公司及其股東之最佳利益。因此，董事建議股東投票贊成有關採納新認股權計劃及終止現有認股權計劃之第2項普通決議案。

此致

*列位股東*　台照

承董事局命
*執行董事*
**嚴文俊**

2003年10月3日

以下為新認股權計劃之主要條款概要：

## (A) 目的

新認股權計劃旨在以一個靈活之方式，讓本公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事局可不時批准之該等其他目的。

## (B) 先決條件

新認股權計劃須待(i)股東於股東大會通過普通決議案批准採納新認股權計劃及授權董事根據新認股權計劃之條款授出認股權股份之認股權利，及因行使根據新認股權計劃授出之任何認股權而配發、發行及處理股份，以及股東於股東大會通過終止現有認股權計劃；(ii)上市委員會批准因行使根據新認股權計劃授出之認股權而將予發行之任何股份上市及買賣。

## (C) 參與者的範圍及資格

參與者範圍包括：(i)本集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員(不論全職或兼職)；(ii)由本公司之主要股東或本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)本集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)本公司任何行政總裁或主要股東；(v)本公司董事、行政總裁或主要股東之任何聯繫人；及(vi)本公司主要股東之任何僱員(不論全職或兼職)，惟董事局有絕對酌情權釐定任何人士是否屬於上述類別。

董事局可酌情邀請任何參與者接受認股權。在釐定各參與者之合資格基準時，董事局可考慮董事局按其酌情權認為適當之該等因素。

## (D) 要約之接納

倘本公司於要約日期起計14日內接有關的要約函件副本(包括由承授人正式簽署之認股權接納文件)連同向本公司支付港幣1.00元作為授出認股權之代價，則該認股權將被視為已獲承授人所接納，要約有關之認股權亦將被視作已於要約日期授出及已生效。股份之認購價乃按照下文(E)段計算。

## (E) 認購價

根據新認股權計劃之股份認購價，最少將不會低於下列三者中之最高者；(i)於認股權授出日（該日期必須為營業日）股份在聯交所每日報價表所報之收市價；(ii)緊接授出日期前五個營業日股份在聯交所每日報價表所報之平均收市價；及(iii)股份之面值。

## (F) 可供認購股份之最高限額

(i) 在下文第(iv)段之規限下，除非本公司根據下文第(ii)段取得股東授出之重新批准，否則因行使根據新認股權計劃及本公司任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過於新認股權計劃通過當日已發行股份總數之10%。於最後實際可行日期，本公司已發行股本由876,982,121股股份組成。假設由最後實際可行日期至採納日期期間，已發行股本並無變更，根據新認股權計劃於採納日期可配發之股份數目將為87,698,212股股份（代表本公司於採納日期之總發行股本之10%）。

(ii) 在下文第(iv)段之規限下，本公司可於股東大會尋求其股東批准重訂上文(i)段所載之10%上限，致使因行使根據新認股權計劃及本公司任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，於重訂後不會超過於批准重訂該上限當日之已發行股份總數之10%。

(iii) 在下文第(iv)段之規限下，本公司可於股東大會上另行尋求其股東批准授出超逾10%上限之認股權，惟超出該上限之認股權只可授予於尋求該批准前本公司特別指定之參與者。在該情況下，本公司須向其股東寄發一份通函，當中載有根據上市規則規定之資料。

(iv) 不論新認股權計劃之任何其他條文如何，因行使根據新認股權計劃及本公司任何其他認股權計劃（包括現有認股權計劃）已授出但仍未行使之所有尚未行使認股權可能發行之股份數目，最多不得超過不時已發行股份總數之30%。

## (G) 要約之條件、限制或局限

除董事局另有決定及於授出認股權時將發出之要約函中指明者外，承授人於行使認股權前毋須達到任何表現目標，亦毋須於持有該認股權任何最短期間後才行使。在新認股權計劃條文及上市規則規限下，董事局可於提出授出認股權建議時，按其絕對酌情權就認股權施加認為合適之任何條件、限制或局限。

## (H) 每一參與者之最高股份配額

(i) 任何一名參與者之最高配額，是指於任何十二個月期間內因行使授予各參與者之認股權(包括已行使及未行使認股權)而發行及將予發行之股份總數，不得超過已發行股份總數之1%。

(ii) 倘進一步授出認股權予參與者可能導致因行使授予及將授予該名參與者之所有認股權(包括已行使、已註銷及尚未行使之認股權)超過以上(H)(i)段的1%之限制，須獲股東於股東大會上批准，而該名參與者及其聯繫人(見上市規則所賦予之涵義)必須就此放棄投票。在該情況下，本公司須向其股東寄發一份通函，當中載有根據上市規則規定之資料。根據將予授出之認股權之股份數目及將授予該名參與者之認股權之條款，須於股東批准前訂定而就該進一步授出認股權而舉行之董事會會議日期就計算認購價而言被視作授出日期。

## (I) 頒授認股權予關連人士

(i) 凡向本公司之董事、行政總裁或主要股東(全部按上市規則所賦予之涵義)或彼等各自任何聯繫人(見上市規則所賦予之涵義)(包括其全權對象為本公司的董事、行政總裁或主要股東或由董事、行政總裁或主要股東實益擁有之公司之全權信託)之參與者授出認股權，必須經本公司獨立非執行董事(本身為承授人之獨立非執行董事除外)批准。

(ii) 倘董事局建議向身為主要股東(按上市規則所賦予之涵義)或獨立非執行董事或彼等任何聯繫人士(按上市規則所賦予之涵義)(包括其全權對象為主要股東或獨立非執行董事或由主要股東或非執行董事實益擁有之公司之全權信託)之參與者授出認股權，導致截至授出日期(包括該日在內)

為止之十二個月期間，已授予或將授予該名參與者之認股權(包括已行使、已註銷及尚未行使之認股權)獲悉數行使而已發行及將發行之股份數目：

(1) 合共相當於超過已發行股份總數0.1%；及

(2) 按各授出日期股份之收市價計算之價值總額超過港幣5,000,000元，

則該等建議授出認股權必須經股東於股東大會上批准。本公司須寄發一份載有所有上市規則規定該等條款之通函予股東。本公司之所有關連人士(按上市規則所賦予之涵義)必須於該股東大會上就此放棄投票(惟擬就有關決議案投反對票，並且已於通函內述明此意向之關連人士則除外)。於大會上就批准授出該等認股權之任何投票表決，均須以投票表決方式進行。

## (J) 行使認股權

認股權可按新認股權計劃之條款或按頒授認股權之其他條款及條件，在董事局授出認股權後認股權期間內隨時行使。認股權於認股權期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

## (K) 認股權之轉讓

認股權僅屬承授人個人所有及不可轉讓，而承授人不得以任何形式出售、轉讓、抵押、按揭、使其承受任何產權負擔或增設予第三方任何與認股權相關之權益。(如承授人為一公司，其主要股東之變更或其管理層之任何重要變動(惟董事局有絕對酌情權決定)將被視作上述權益之出售或轉讓)。承授人違反前述各項，本公司有權註銷其全部或部份尚未行使之認股權。

## (L) 若承授人因身故或行為失當以外之理由而不再成為參與者

倘承授人因任何理由(身故或因下文第(N)段所述之一個或以上理由而終止受僱、董事職位、職位或獲委聘除外)不再成為參與者，該名承授人可於終止任職日期後三個月期間或董事局可能決定之該較長期間內，行使於終止任職日期其可享有之認股權(以於終止任職日期其可享有而尚未行使認股權為限)，終止任職日期指其於有關公司之最後實際工作日(無論是否發放薪金以代替通知)，或於有關公司之最

後任職或獲委聘為董事、顧問、專業人士或其他諮詢人職務日期(視乎情況而定)在此情況下，有關公司的董事局或管治團體以決議案通過的終止任職日將具決定性。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

### (M) 承授人身故

倘承授人在悉數行使認股權前身故，且並無任何事項足以構成根據下文第(N)段所述終止受僱、董事職位、職位或獲委聘之理由，則該名承授人之遺產代理人可於由身故日期起六個月期間或董事局可能決定之該較長期間內，行使最多達該承授人於身故日期可享有之認股權(以可行使而尚未行使者為限)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

### (N) 因行為失當理由終止承授人任職

倘承授人因其不當行為，或有可能未能支付或無任何合理期望能支付債務，或已無力償債，或大致上已與其債權人訂立任何安排或債務重整協議，或已觸犯任何涉及其行事持正或誠信之刑事罪行等理由而被終止其任職、董事職務、職位或委聘之原因，不再為有關公司或本公司主要股東(視乎情況而定)之全職或兼職僱員、董事、顧問、專業人士或其他諮詢人或行政總裁，認股權(以尚未行使者為限)將會於當日自動失效。

### (O) 本公司自動清盤

倘本公司向其股東發出通告召開股東大會，以考慮並酌情通過有關本公司自動清盤(而非重組、合併或債務償還安排協議)之決議案，本公司須於其寄發通告同日或其隨後，向所有承授人發出通知，而各承授人(或其法定遺產代理人)可發出書面通知予本公司行使其所有或任何於通知書內列明之認股權(以可行使而尚未行使者為限)，該通知最遲於建議召開之股東大會前兩個營業日內送達本公司，並須連同支付就所發出之通告所述股份之認購價總額之全數金額，而本公司須盡快，及在任何情況下最遲於緊接上文所述建議股東大會日期前之營業日，配發有關股份予承授人，並入賬列為繳足。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(P) 全面收購

倘以收購方式向全體股份持有人(不包括以債務償還安排協議之方式)(或收購人及/或由收購人控制之任何人士及/或與收購人有聯繫或一致行動之任何人士以外之全部該等持有人)提出全面收購建議，而倘該等收購建議於有關認股權限期屆滿前成為或宣佈成為無條件，則承授人(或其遺產代理人)可在收購人發出通告後二十一日內，書面通知本公司悉數或按該通告所指定之數額行使認股權(以收購人發出通告之日可予行使但尚未行使者為限)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(Q) 享有相同地位

因行使認股權而配發之股份，須受當時生效之本公司組織章程大綱及章程細則所限制，並在各方面與配發及發行當日已繳足之已發行股份享有相同地位，因此賦予持有人享有配發或發行日期或之後所宣派或作出之一切股息或其他分派(惟倘記錄日期早於配發及發行之日之前，則先前宣派或建議或議決派付或作出之任何股息或其他分派除外)。

(R) 股本結構之變動

倘本公司之股本結構因根據法律需要及聯交所需要而進行資本化發行、供股、股份拆細或合併，或削減股本出現任何變動而仍有任何認股權可予行使時(不包括本公司因其作為交易方而發行股份作為代價導致股本結構有任何變動)對以下作出相應修訂(如有)：

(i) 尚未行使之認股權涉及之股份數目或面值；及/或

(ii) 認購價；

則經本公司獨立財務顧問或當時之核數師認為公平合理之情況下，在董事局要求下以書面形式向本公司董事確認(不論是一般性或有關任何特定承授人)該等修訂是符合上市規則第17.03(13)條的規定，且承授人於本公司已發行股本所佔比例與之前所享有之比例相同，惟任何該等修訂不可致使股份低於其面值發行。

## (S) 新認股權計劃之有效期

新認股權計劃由採納日期起計為期有效10年，任何認股權不能於該期限後發出，惟在新認股權計劃條文在其他方面仍具完全之法律效力(以需要使在期限前授出或新認股權計劃條文另行規定之認股權之行使具備效力為限)。在新認股權計劃有效期內授出之認股權將可繼續根據授出之條款予以行使。

## (T) 註銷已授出之認股權

在獲得有關承授人之同意下，董事局可隨時按絕對酌情權決定註銷任何已授出但未獲行使之認股權。當本公司註銷該等認股權及向同一認股權持有人提出授予新認股權，該授予新認股權的要約只可在上述第(F)段中本公司股東批准在新認股權計劃下可發出之認股權(以未頒授及不計算已註銷認股權為限)限額之內。認股權於誠如上文所述董事局註銷認股權當日起自動失效及不可予以行使(以尚未行使者為限)。

## (U) 新認股權計劃之終止

本公司可於股東大會通過決議案隨時終止新認股權計劃之運作，或由董事局隨時終止新認股權計劃之運作。就此情況，將不會另行提呈認股權，但新認股權計劃之條文在其他方面仍具有完全之法律效力。新認股權計劃終止時，授出而未予以行使之認股權需繼續受新認股權計劃條文之規限。

## (V) 新認股權計劃條文之更改

董事局可通過決議案修訂認股權計劃條文之任何內容，但新認股權計劃中「承授人」、「認股權期間」及「參與者」之定義及上市規則第17.03條所述一切該等其他事宜之新認股權計劃條文，未經股東於股東大會上事先批准，則不得為參與者之利益而作出修改。

除根據新認股權計劃現有條款自動生效之更改外，新認股權計劃之條款及條件之任何重大修訂或對已授出認股權之條款之修訂，則必須經股東於股東大會上批准。新認股權計劃或認股權修訂後之條文仍必須符合上市規則第17章之有關要求。修訂新認股權計劃條文中有關董事或計劃管理人之權力變更必須經股東於股東大會批准。

## (W) 信託人

本公司確認各名董事概不是新認股計劃之信託人，因此，各名董事於該等信託人概無任何直接或間接權益。

## (X) 授出認股權的時間限制

在可能影響股價的情況發生後，或已就可能影響股價的事項作出決定時，不得授出認股權，直至該等可能影響股價的資料按上市規則要求在報章刊登為止；尤其是依照上市規則下指定之期間（以較早者作準）開始：(i)董事局為通過本公司中期或年度業績而舉行會議的日期（即本公司根據上市協議通知聯交所將舉行的董事局會議日期）；及(ii)本公司根據上市協議規定就其中期或年度業績作出公告的期限，至公布業績當天止的期間內，不得授出認股權。

**Hopewell Holdings Limited**

**合和實業有限公司**

*(於香港註冊成立之有限公司)*

**茲通告**合和實業有限公司(「本公司」)將於2003年10月21日星期二上午11時15分(或其後緊隨本公司於同地點同日上午11時正召開之股東週年大會結束或休會後)假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東特別大會，藉以考慮及酌情通過(不論有否修訂)下列決議案為本公司之普通決議案：

## 普通決議案

1. 「**動議**批准根據本公司於其1994年10月11日舉行之股東大會採納之現有認股權計劃(「現有認股權計劃」)授出認股權予以下承授人：

   (A) 胡應湘爵士－本公司主席、執行董事及主要股東，以認購本公司股本中8,000,000股每股面值港幣2.50元之股份(「股份」)；及

   (B) 何炳章先生－本公司副主席、董事總經理及執行董事，以認購6,000,000股股份，

   行使價為每股港幣9.55元，可於本公司於2003年9月9日有條件授出之後6個月後起計4年半內予以行使，該有條件授出之認股權於2003年9月9日被上述承授人根據現有認股權計劃之條文及限制有條件接納，並授權董事局採取彼等認為必須或權宜之一切行動及進行任何交易、安排及協議，使授出的認股權可以全面生效，包括(但不限於)下列各項：－

   (i) 去管理現有認股權計劃，據此認股權將根據現有認股權計劃授予上述承授人以認購上述股份；及

(ii) 在聯交所證券上市規則所規限下，不時配發、發行及處理因上述承授人行使根據現有認股權計劃授出之認股權可能需要發行之若干股份數目。」

2. 「動議：

(A) 待香港聯合交易所有限公司(「聯交所」)上市委員會批准因行使本公司的認股權計劃(「新認股權計劃」)(新認股權計劃之條款載於已提呈大會並經本公司主席簽署以資識別之「A」文件內)任何認股權而將予發行之本公司股本中每股面值港幣2.50元股份上市及買賣後，批准及採納新認股權計劃，生效日期為2003年11月1日，並授權本公司董事局行使根據新認股權計劃全面生效而可能屬必需或權宜之一切行動及訂立一切交易、安排及協議，當中包括但不限於：

(i) 去管理新認股權計劃，據此認股權將根據新認股權計劃授予合資格參與者以認購股份；

(ii) 不時修改及／或修訂新認股權計劃，惟該等修改及／或修訂須根據新認股權計劃中有關修改及／或修訂之條文執行；

(iii) 在聯交所證券上市規則所規限下，不時配發、發行及處理因行使根據新認股權計劃授出之認股權可能需要發行之若干股份數目；

(iv) 在適當時候向聯交所及已發行股份當時可能上市之任何其他證券交易所申請批准因行使根據新認股權計劃授出之認股權而不時配發及發行之任何股份上市及買賣；及

(v) 如認為合適及權宜，同意有關機關就新認股權計劃可能規定及施加之條件、修訂及／或改動。

(B) 於2003年11月1日終止本公司於1994年10月11日舉行之股東大會上所採納之現有認股權計劃(「現有認股權計劃」)，而根據現有認股權計劃已授出之任何尚未行使認股權將繼續受現有認股權計劃的條文所規限，而新認股權計劃之採納將在任何情況下不會影響該等尚未行使認股權授出的條款。」

承董事局命
*公司秘書*
李業華

香港，2003年10月3日

*註冊辦事處：*
香港皇后大道東一八三號
合和中心六十四樓

*附註：*

1. 上述第1項普通決議案將於會上以投票表決方式投票通過。

2. 凡有權出席大會及於會上投票之股東，均有權委任不超過兩位人士為代表出席及當進行投票表決時於會上投票。於投票表決時股東本人及受委代表均可投票。受委代表毋須為本公司股東。

3. 代表委任表格，連同經簽署或經公證人核實之授權書或其他授權文件(如有)，必須於大會或其續會指定舉行時間四十八小時前送達本公司位於香港皇后大道東一八三號合和中心六十四樓之註冊辦事處，方為有效。

4. 倘為本公司股份之聯名登記持有人，任何一名人士可親身或委派代表就該股份於會上投票，猶如其為唯一有權之人士，惟倘超過一名聯名持有人親身或委派代表出席大會，則就該股份名列本公司股東名冊上首位之上述人士方有權就該股份作出投票。

(12)

Form 表格 SC1

# Return of Allotments
# 股份分配申報表

Companies Registry
公 司 註 冊 處

03 DEC 30 7:21

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Date(s) of Allotment 分配日期

| DD 日 | MM 月 | YYYY 年 | | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 16 | 09 | 2003 | to 至 | -- | -- | -- |

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HK$ 2,500,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HK$ 3,650,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,192,455,302.50

5 Shares Allotted for Cash 用現金支付的分配股份

| Class of Shares 股份類別 | | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Paid and Payable on Each Share 每股已／應繳付的款額 | | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|---|---|
| | | | | Paid 已繳付 | Payable 應繳付 | | |
| OS | HK$ | 1,000,000 | 2.50 | 6.15 | 0.00 | 3.65 | 3,650,000.00 |
| | | | | | | | |
| | | | | | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

Your Receipt
Companies Registry
H.K.

30/09/2003 FF649543
CR No. : -028397-

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

28397



6 Shares Allotted for other than Cash 非現金支付的分配股份

| Class of Shares 股份類別 | No. of Shares Allotted 獲分配的股份數目 | Nominal Value of Each Share 每股的面值 | Amount Treated As Paid on Each Share 每股被視作已繳付的款額 | Premium on Each Share 每股的溢價款額 | Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額 |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

| Name, Occupation and Description 姓名／名稱，職業及描述 | Address 地址 | No. of Shares Allotted by Class 各類別股份分配的數目 | | |
|---|---|---|---|---|
| | | Class 類別 OS | Class 類別 | Class 類別 |
| KWOK Chin Lai Josiah<br>郭展禮<br>Company Director | 5H, Bowen Road, 1/F., Hong Kong | 1,000,000 | | |
| | | | | |
| | Total Shares Allotted by Class 各類股份分配總額 | 1,000,000 | | |

Signed 簽名：

Name 姓名： Peter Yip Wah LEE

~~Director 董事~~ / Secretary 秘書

Date 日期： 16th September, 2003

(13)

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in Hopewell Holdings Limited (the "Company"), you should at once hand this circular with the form of proxy enclosed with the 2003 Annual Report of the Company to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



**Hopewell Holdings Limited**

**合和實業有限公司**

*(Incorporated in Hong Kong under the Companies Ordinance)*

# GENERAL MANDATES TO REPURCHASE SHARES

# AND TO ISSUE SHARES

The notice convening an Annual General Meeting of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 11:00 a.m. is enclosed with the 2003 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2003 Annual Report of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

23rd September, 2003

# Hopewell Holdings Limited
# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

*Directors:*
Sir Gordon Ying Sheung WU KCMG, FICE*
*(Chairman)*
Mr. Eddie Ping Chang HO*
*(Vice Chairman and Managing Director)***
Mr. Josiah Chin Lai KWOK*
*(Deputy Managing Director)*
Mr. Thomas Jefferson WU*
*(Deputy Managing Director)*
Mr. Henry Hin Moh LEE##
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU#
Lady Ivy Sau Ping KWOK WU, JP##
Ms. Linda Lai Chuen LOKE#
Mr. Lawrence Sai Kit MIAO#
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Albert Kam Yin YEUNG*
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG*
Mr. Eddie Junior Wing Chuen HO*

*Registered office:*
64th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

* *Executive Directors*
** *also as alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Independent Non-Executive Directors*
\## *Non-Executive Directors*

23rd September, 2003

*To the Shareholders*

Dear Sir or Madam,

## GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

### INTRODUCTION

The purpose of this circular is to seek your approval of ordinary resolutions to renew the Directors' general mandates to repurchase and issue Ordinary Shares of HK$2.50 each in the capital of the Company ("Shares") and to provide you with information regarding these resolutions. The resolutions will be proposed at the annual general meeting of the Company to be held on 21st October, 2003 (the "Annual General Meeting").

## GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 17th October, 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares up to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), such general mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares (the "Share Repurchase Mandate"), details of which are set out in Ordinary Resolution No. (1) set out in item 5 of the Notice of Annual General Meeting.

An explanatory statement as required under the Listing Rules, giving certain information regarding the Share Repurchase Mandate, is set out in the appendix hereto.

## GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 17th October, 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to allot, issue and deal with Shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and such general mandate was extended by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on that date. Under the terms of the Listing Rules, the general mandate to allot, issue and deal with Shares will also lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will accordingly be proposed at the Annual General Meeting granting to the Directors a general mandate to allot, issue and deal with Shares (the "Share Issue Mandate") and approving an extension of the Share Issue Mandate, details of which are set out in Ordinary Resolutions No. (2) and No. (3) set out in item 5 of the Notice of Annual General Meeting.

## ACTION TO BE TAKEN

The Notice of the Annual General Meeting was given on 8th September, 2003 and is enclosed with the 2003 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the Notice of Annual General Meeting and to complete and return the form of proxy enclosed with the 2003 Annual Report of the Company in accordance with the instructions printed thereon to the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of the form of proxy will not preclude a shareholder from attending and voting in person at the Annual General Meeting.

## RECOMMENDATION

The Directors believe that the granting of the Share Repurchase Mandate and the Share Issue Mandate is in the best interests of the Company as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Company should vote in favour of all the aforesaid resolutions set out in the Notice of Annual General Meeting.

Yours faithfully,

**Sir Gordon Ying Sheung WU** KCMG, FICE
*Chairman*

This appendix serves as an explanatory statement to provide shareholders of the Company with requisite information to enable them to make an informed decision as to whether to vote in favour of the Share Repurchase Mandate.

## 1. SHARE CAPITAL

As at 16th September, 2003 (the latest practicable date prior to the printing of the circular (the "Latest Practicable Date")), the issued share capital of the Company comprised 876,982,121 Shares.

Subject to the passing of the Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 87,698,212 Shares.

## 2. REASONS FOR REPURCHASE

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise, repurchases of Shares may support the Share prices and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

## 3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Share Repurchase Mandate in these circumstances would be financed from available cash flow or working capital facilities of the Company and its subsidiaries.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid out of the distributable profits of the Company or out of the proceeds of a new issue of shares made for the purpose of the repurchase. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may also be paid out of the proceeds of a fresh issue of shares made for the purposes of the repurchase of Shares up to certain limits specified by the Companies Ordinance.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts for the year ended 30th June, 2003 contained in the 2003 Annual Report of the Company) in the event that the Share Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances,

have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

## 4. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeover Code and the provisions thereof may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, Sir Gordon Ying Sheung WU, Mr. Thomas Jefferson WU, Mr. Eddie Ping Chang HO, Mr. Henry Hin Moh LEE and persons acting in concert with them (the "Concert Group") were beneficially interested in more than 35% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholdings of the Concert Group would increase by more than 2% of the issued share capital of the Company. As a result of the exercise of the Share Repurchase Mandate in full, the Concert Group would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeover Code. It is not the present intention of the Directors to exercise the Share Repurchase Mandate in such manner as to trigger off any general offer obligations.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention to sell Shares to the Company under the Share Repurchase Mandate in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares, held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

## 5. SHARE PRICES

The highest and lowest prices at which the Shares traded on the Stock Exchange during each of the previous twelve months were as follows:

| | Shares | |
|---|---|---|
| | Highest | Lowest |
| | *HK$* | *HK$* |
| **2002** | | |
| September | 5.40 | 5.10 |
| October | 5.25 | 4.25 |
| November | 5.25 | 4.50 |
| December | 5.45 | 4.95 |
| **2003** | | |
| January | 6.25 | 5.10 |
| February | 6.90 | 5.90 |
| March | 7.05 | 5.85 |
| April | 6.85 | 6.05 |
| May | 7.60 | 6.50 |
| June | 8.40 | 7.40 |
| July | 8.35 | 7.55 |
| August | 9.05 | 8.20 |

## 6. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) during each of the six months preceding the date of this circular.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之合和實業有限公司(「本公司」)股份全部**售出**，應立即將本通函連同隨附本公司二零零三年年報之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**Hopewell Holdings Limited**

**合和實業有限公司**

*(依據公司條例在香港註冊成立)*

# 購回股份及發行股份

# 之一般性授權

本公司謹訂於二零零三年十月二十一日(星期二)上午十一時正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東週年大會，召開該大會通告隨附本公司二零零三年年報連同本通函一併寄發予股東，請各股東細閱該通告，並將隨附本公司二零零三年年報之代表委任表格上印備之指示盡快填妥並交回，惟無論如何必須最遲於大會舉行時間四十八小時前送達。

二零零三年九月二十三日

# Hopewell Holdings Limited
# 合和實業有限公司

(依據公司條例在香港註冊成立)

*董事局：*
胡應湘爵士KCMG, FICE* *(主席)*
何炳章先生* *(副主席及董事總經理)* **
郭展禮先生* *(董事副總經理)*
胡文新先生* *(董事副總經理)*
李憲武先生##
嚴文俊先生*
胡文佳先生#
胡郭秀萍爵士夫人, JP##
陸勵荃女士#
繆世傑先生#
韋高廉先生*
雷有基先生*
楊鑑賢先生*
李嘉士先生#
張利民先生*
何榮春先生*

*註冊辦事處：*
香港
皇后大道東183號
合和中心64樓

* *執行董事*
** *亦為胡應湘爵士及胡郭秀萍爵士夫人之替任董事*
\# *獨立非執行董事*
\## *非執行董事*

敬啟者:

## 購回股份及發行股份之一般性授權

## 緒言

本通函旨向尋求　閣下批准普通決議案以延續購回及發行本公司股本中每股面值港幣2.50元之普通股股份(「股份」)之董事局一般性授權，並向　閣下提供有關該等決議案之資料。本公司將於二零零三年十月二十一日舉行之股東週年大會(「股東週年大會」)上提呈該等決議案。

## 購回股份之一般性授權

於二零零二年十月十七日舉行之本公司股東週年大會，本公司授予董事局一般性授權，行使本公司權力購回股份最多可達於決議案獲通過之日本公司之已發行股本面值總額百分之十。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，該一般性授權將於股東週年大會結束時失效。

於股東週年大會上將提呈一項普通決議案，授予董事局一般性授權行使本公司權力以購回股份(「股份購回授權」)，詳情載於股東週年大會通告內第五項所載之第(一)項普通決議案。

上市規則規定須提供若干有關股份購回授權之資料之説明函件載於本通函之附錄內。

## 發行股份之一般性授權

於二零零二年十月十七日舉行之本公司股東週年大會，本公司授予董事局一般性授權，行使本公司權力配發、發行及處理股份不超過決議案獲通過之日本公司之已發行股本面值總額百分之二十，而該項一般性授權擴大至包括本公司根據當日獲授予之權力購回股份之面值總額。根據上市規則之條款，配發、發行及處理股份之一般性授權亦將於股東週年大會結束時失效。

本公司因而將於股東週年大會上提呈普通決議案，授予董事局一般性授權以配發、發行及處理股份(「股份發行授權」)及批准擴大該股份發行授權，詳情載於股東週年大會通告內第五項所載之第(二)項及第(三)項普通決議案。

## 應採取之行動

股東週年大會通告已於二零零三年九月八日發出，並隨附連同本通函寄發予股東之本公司二零零三年年報內。請各股東細閱股東週年大會通告，並將隨附本公司二零零三年年報之代表委任表格按照所列印之指示填妥並交回，各股東務須於股東週年大會指定開會時間不少於四十八小時前交回本公司註冊辦事處，地址為香港皇后大道東一八三號合和中心六十四樓。股東交回代表委任表格後，仍可親自出席股東週年大會，並於會上投票。

## 推薦意見

董事局認為授予股份購回授權及股份發行授權均符合本公司及其股東之最佳利益，因此董事局推薦本公司全體股東投票贊成股東週年大會通告內所載之各項上述決議案。

此致

*列位股東* 台照

*主席*
**胡應湘爵士**KCMG, FICE
謹啟

二零零三年九月二十三日

本附錄乃作為一份說明函件，旨在向本公司股東提供有關股份購回授權之必需資料，以便他們在投票贊成或反對股份購回授權時，能作出明智的決定。

## 1. 股本

於二零零三年九月十六日(本通函付印前之最後實際可行日期(「最後實際可行日期」))，本公司之已發行股本為876,982,121股。

如股東週年大會通告內第五項所載之第(一)項普通決議案獲得通過及在股東週年大會前再無發行或購回股份，則本公司可根據股份購回授權購回股份數目最高可達87,698,212股。

## 2. 購回理由

董事局相信，股份購回授權所給予之靈活性對本公司及其股東有利。由於近年香港聯合交易所有限公司(「聯交所」)之交投情況偶爾反覆，故日後市況若陷於低潮，購回股份可支持股份之價格，使本公司之資產淨值及／或其每股盈利獲得提升。因此對擬保留其於本公司投資之股東有利，因其所佔本公司資產權益之百分率將基於本公司購回股份數目而按比例增加。

## 3. 資金來源

現建議在上述情況下根據股份購回授權而購回股份所需之款項將以本公司及其附屬公司之可用現金或營運資金支付。

在購回股份時，本公司僅可運用其組織章程大綱及細則及公司條例所規定之合法可得並用作此用途之資金以支付所需款項。公司條例規定，用以支付股份購回所需款項之資金僅可以本公司之可分配溢利或就購回股份而發行新股所得收益撥付。公司條例進一步規定，於購回股份時所付之溢價只許由可分配溢利支付。若該購回股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超出公司條例所訂定之若干限額。

倘股份購回授權乃於建議中之購回期間任何時間全部行使，則對本公司之營運資金或資產負債狀況(相對本公司於二零零三年年報內所載的截至二零零三年六月三十日止年度經

審核綜合賬目所披露之狀況比較)或會產生重大之不利影響。然而,董事局並不建議在對本公司所需營運資金或董事局所不時認為對本公司而言屬適當之資產負債水平產生重大不利影響之情況下行使股份購回授權。

## 4. 一般事項

董事局已向聯交所承諾,倘在同樣適用之情況下,將根據上市規則及公司條例之規定,按股東週年大會通告內第五項所載之第(一)項普通決議案,行使本公司購回股份之權力。

倘股東在本公司所佔投票權之比例因股份購回而增加,則就香港公司收購及合併守則(「收購守則」)第三十二條而言,該項增加之權益將被視為一項收購行動。因此,一名股東或一群採取一致行動之股東可取得或鞏固對本公司之控制權,故須根據收購守則第二十六條提出強制全面收購建議,而守則內之條文可因該項增加之權益而告適用。

於最後實際可行日期,胡應湘爵士、胡文新先生、何炳章先生、李憲武先生及與彼等採取一致行動之人士(「一致行動集團」)合共實益擁有本公司已發行股本超過35%之股權。倘若董事局全部行使該項股份購回授權,則該一致行動集團所增持的股權將超過本公司已發行股本的2%。就全部行使該項股份購回授權的結果,一致行動集團需根據收購守則第二十六條提出強制性全面收購。董事局現時無意以此方式行使股份購回授權,因而觸發任何全面收購責任。

各董事或(就彼等作出一切合理查詢後所知)彼等之任何聯繫人等目前概無意根據股份購回授權(如股份購回授權獲股東批准)出售股份予本公司。

本公司並無獲得任何關連人士(定義見上市規則)知會,表示彼等目前有意在股東批准股份購回授權後,出售彼等持有之任何股份予本公司,或表示承諾不會出售彼等持有之任何股份予本公司。

## 5. 股份市價

股份過去十二個月期間，每月在聯交所買賣錄得之最高價及最低價如下：

| | 股份 | |
|---|---|---|
| | 最高 | 最低 |
| | 港元 | 港元 |
| **二零零二年** | | |
| 九月 | 5.40 | 5.10 |
| 十月 | 5.25 | 4.25 |
| 十一月 | 5.25 | 4.50 |
| 十二月 | 5.45 | 4.95 |
| **二零零三年** | | |
| 一月 | 6.25 | 5.10 |
| 二月 | 6.90 | 5.90 |
| 三月 | 7.05 | 5.85 |
| 四月 | 6.85 | 6.05 |
| 五月 | 7.60 | 6.50 |
| 六月 | 8.40 | 7.40 |
| 七月 | 8.35 | 7.55 |
| 八月 | 9.05 | 8.20 |

## 6. 本公司購回股份事項

在本通函日期之前六個月內，本公司並無購回任何股份（不論是否在聯交所進行）。

(15)

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.
2. To declare a final dividend.
3. To re-elect Directors and fix the Directors' fees.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

## Ordinary Resolutions

(1) **"THAT:**

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) **"THAT:**

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal

amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

**(3)** "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 8th September, 2003

*Notes:*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Tuesday, 14th October, 2003 to Tuesday, 21st October, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 13th October, 2003.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the 2003 Annual Report of the Company.

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## Form of proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We[1] ____________________

of ____________________

being the registered holder(s) of[2] ____________________ Ordinary Shares of HK$2.50 each of the above-named Company, HEREBY APPOINT[3] ____________________

of ____________________

or failing him ____________________

of ____________________

or failing him, the Chairman of the meeting as my/our proxy, to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 11:00 a.m. and at such meeting (or at any adjournment thereof) in the event of a poll, to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given, as my/our proxy thinks fit.

| | For[4] | Against[4] |
|---|---|---|
| 1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003. | | |
| 2. To declare a final dividend. | | |
| 3. EITHER (1) To re-elect Ms. Linda Lai Chuen LOKE, Mr. Colin Henry WEIR, Mr. David Yau-gay LUI, Mr. Albert Kam Yin YEUNG, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Junior Wing Chuen HO as Directors. OR | | |
| (2) (a) To re-elect Ms. Linda Lai Chuen LOKE as Director. | | |
| (b) To re-elect Mr. Colin Henry WEIR as Director. | | |
| (c) To re-elect Mr. David Yau-gay LUI as Director. | | |
| (d) To re-elect Mr. Albert Kam Yin YEUNG as Director. | | |
| (e) To re-elect Mr. Andy Lee Ming CHEUNG as Director. | | |
| (f) To re-elect Mr. Eddie Junior Wing Chuen HO as Director. | | |
| (3) Not to fill up the vacated office resulting from the retirement of Mr. Lawrence Sai Kit MIAO. | | |
| (4) To fix the Directors' fees. | | |
| 4. To re-appoint Auditors and authorise the Directors to fix their remuneration. | | |
| 5. (1) To give a general mandate to the Directors to repurchase shares. (Ordinary Resolution No. (1) set out in item 5 of Notice of Annual General Meeting). | | |
| (2) To give a general mandate to the Directors to issue shares. (Ordinary Resolution No. (2) set out in item 5 of Notice of Annual General Meeting). | | |
| (3) To extend the general mandate to issue shares to cover the shares repurchased by the Company. (Ordinary Resolution No. (3) set out in item 5 of Notice of Annual General Meeting). | | |

Dated: ____________________ Signature[5]: ____________________

*Notes:–*

1. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares of HK$2.50 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. To be valid, this form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's registered office at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Any alterations made in this form of proxy must be initialled by the person who signs it.

# Hopewell Holdings Limited
# 合和實業有限公司

*(依據公司條例在香港註冊成立)*

**茲通告**：合和實業有限公司(「本公司」)謹定於二零零三年十月二十一日(星期二)上午十一時正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓召開股東週年大會，以便討論下列事項：

一. 省覽截至二零零三年六月三十日止年度經審核之財務報告表、董事局報告書及核數師報告書。

二. 宣派末期股息。

三. 重選董事及釐定董事袍金。

四. 續聘核數師及授權董事局釐定其酬金。

五. 作為特別事項，考慮及酌情通過或經修訂後通過下列決議案為普通決議案：

## 普通決議案

(一) 「**動議**：

(a) 一般性及無條件授予董事局一般性權力，在有關期間(定義見下文)內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司之股份可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，遵循及按照所有適用法例及聯交所證券上市規則或其他證券交易所之規定下(經不時修訂)購回本公司之普通股；惟根據本決議案之批准而購回普通股之面值總額不得超過本決議案獲通過之日本公司已發行股本面值總額的百分之十；及

(b) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；或

(iii) 本決議案所載之權力經由股東大會通過普通決議案將之撤銷或修訂之日。」

(二) 「**動議**：

(a) 一般性及無條件授予董事局一般性權力，除因依據本公司組織章程細則不時派發作為以股代息或依據配售新股或根據本公司發行之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權獲行使或根據任何優先認股計劃而發行之股份外，於有關期間(定義見下文)內行使本公司之一切權力，配發、發行及處理本公司額

外股份，並訂立或授予或需在有關期間內或其後行使該項權力之售股建議、協議或期權（包括附有權利認購或可轉換為本公司股份之認股權證、債券、債權證、票據及其他證券）；惟董事局根據本決議案配發或同意有條件或無條件配發或發行之股本面值總額不得超過本決議案獲通過之日本公司已發行股本面值總額的百分之二十；及

(b) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司須舉行下屆股東週年大會期限屆滿日期；或

(iii) 本決議案所載之權力經由股東大會通過普通決議案將之撤銷或修訂之日。」

（三）「動議藉加入相當本公司根據本大會通告內第五項所載之第（一）項決議案所獲授之權力而購回之本公司股本面值總額，以擴大根據本大會通告內第五項所載之第（二）項決議案而授予董事局以配發股份之一般性授權，惟該擴大數額不得超過本決議案獲通過之日本公司已發行股本面值總額的百分之十。」

承董事局命
*秘書*
**李業華**

香港，二零零三年九月八日

*附註：*

一. 凡有權出席上述大會投票之本公司股東，均有權委任不超過兩位代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，最遲須於大會或續會（視乎情況而定）舉行時間四十八小時前交回香港皇后大道東一八三號合和中心六十四樓本公司註冊辦事處，方為有效。

三. 為確定有權收取建議之末期股息及有資格參加大會並投票之股東身份，本公司於二零零三年十月十四日（星期二）至二零零三年十月二十一日（星期二），首尾兩天包括在內，停止辦理股份過戶登記手續。如欲享有建議之末期股息，已購入本公司股份人士必須將過戶文件連同有關股票於二零零三年十月十三日（星期一）下午四時前送達本公司之股份過戶登記處香港中央證券登記有限公司，香港皇后大道東一八三號合和中心十七樓一七一二至一七一六室，辦理過戶登記手續。

四. 關於本通告第五項所述的決議案，一份有關購回股份及發行股份之一般性授權之通函將會連同本公司二零零三年年報一併寄發予各股東。

**Hopewell Holdings Limited**

**合和實業有限公司**

*(依據公司條例在香港註冊成立)*

## 股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等(註一) ______________________

地址為 ______________________

為上述公司每股面值港幣2.50元普通股(註二) ______________ 股之登記持有人，茲委任(註三)地址為 ______________________

或如其未克出席則委任 ______________________

地址為 ______________________

或如其未克出席則委任大會主席為本人／吾等代表人，代表本人／吾等出席本公司於二零零三年十月二十一日(星期二)上午十一時正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓召開之股東週年大會(或其任何續會)，並於該大會(或其任何續會)進行投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

| | 贊成(註四) | 反對(註四) |
|---|---|---|
| 一. 省覽截至二零零三年六月三十日止年度經審核之財務報告表、董事局報告書及核數師報告書。 | | |
| 二. 宣派末期股息。 | | |
| 三. (一) 重選陸勵荃女士、韋高廉先生、雷有基先生、楊鑑賢先生、張利民先生及何榮春先生連任董事。 | | |
| 或 | | |
| (二) (甲) 重選陸勵荃女士連任董事。 | | |
| (乙) 重選韋高廉先生連任董事。 | | |
| (丙) 重選雷有基先生連任董事。 | | |
| (丁) 重選楊鑑賢先生連任董事。 | | |
| (戊) 重選張利民先生連任董事。 | | |
| (己) 重選何榮春先生連任董事。 | | |
| (三) 繆世傑先生退任董事而產生的席位空缺不予補選。 | | |
| (四) 釐定董事袍金。 | | |
| 四. 續聘核數師及授權董事局釐定其酬金。 | | |
| 五. (一) 授予董事局一般性權力購回股份。(列於股東週年大會通告內第五項所載之第(一)項普通決議案) | | |
| (二) 授予董事局一般性權力發行股份。(列於股東週年大會通告內第五項所載之第(二)項普通決議案) | | |
| (三) 擴大發行股份之一般性授權至包括本公司購回之股份。(列於股東週年大會通告內第五項所載之第(三)項普通決議案) | | |

日期：______________　　　簽署(註五)：______________

*附註：*

一. 請用正楷填上全名及地址。

二. 請填上登記於　閣下名下之每股面值港幣2.50元之普通股數目，如不填上股份數目，則本代表委任表格被視為與全部以　閣下名義登記之本公司普通股有關。

三. 請填上　閣下所擬委派代表之姓名及地址，如未有任何姓名填上，則　閣下之代表將由大會主席出任。

四. 注意：閣下如贊成某項決議案，請在適用之「贊成」欄內加上「✓」符號。如反對某項決議案，請在適用之「反對」欄內加上「✓」符號。如未在有關欄內填上指示，則受委代表將有權決定如何投票。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。

五. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格必須蓋上公司印鑑，或由公司負責人或其正式書面授權人簽署。

六. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本，最遲須於大會或續會(視乎情況而定)舉行時間四十八小時前交回香港皇后大道東一八三號合和中心六十四樓本公司註冊辦事處，方為有效。

七. 如屬聯名股東，則就任何問題投票時，本公司將接納排名於首位之聯名股東之投票(無論其為親自或委派代表投票)而其他聯名股東均無權投票。排名先後乃依照股東名冊內之排名次序而定。

八. 受委代表無須為本公司股東，但須親自出席大會以代表　閣下。

九. 代表委任表格之每項更改，均須由簽署人簡簽示可。

(16)

03 ... 7:21

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

# FINAL RESULTS FOR THE YEAR ENDED 30TH JUNE, 2003

## CHAIRMAN'S STATEMENT

At Hopewell Holdings we have the vision, the commitment and the resources to build for the future.

### Financial Highlights

Amidst the challenging economic environment in the past financial year, net profit attributable to shareholders increased by 82% from HK$340 million to HK$618 million. The results reflect improved contributions from the Group's road infrastructure projects, lower finance costs and the write-back of previously made provisions as a result of the disposal of the Group's interest in the Tanjung Jati B Power Plant Project in Indonesia. Earnings per share was HK70.5 cents, representing an increase of 82% over last year.

The Board of Directors has proposed a final dividend of HK18 cents per share, which together with the interim dividend of HK7 cents per share, will result in total dividends for the year of HK25 cents per share. This represents a 92% increase over HK13 cents per share (excluding the special dividend of HK30 cents per share) of last year. The Register of Members of the Company will be closed from Tuesday, 14th October, 2003 to Tuesday, 21st October, 2003, both dates inclusive, during which period no transfer of shares of the Company will be effected. Subject to the approval of the shareholders at the annual general meeting to be held on 21st October, 2003, the final dividend will be paid on or about 23rd October, 2003 to shareholders as registered at the close of business on 21st October, 2003.

### Turnaround in Financial Strength

Shareholders will be pleased to note that Hopewell Holdings has now made a turnaround improvement in its financial strength. Debt has been substantially reduced over this period of time, including defeasance of our GS Superhighway Notes and our net debt to equity ratio at this year-end was 16%, compared to 21% last year. Coupled with the reduction of debt, the Group also listed its subsidiary, Hopewell Highway Infrastructure Limited ("HHI"), on the Main Board of the Stock Exchange of Hong Kong on 6th August, 2003, raising over HK$3 billion. The Group will now consist of two listed companies each with its own portfolio of businesses. HHI will focus on the initiation, promotion, and development of toll roads and bridges. Hopewell Holdings will continue to operate its own core businesses of property and hospitality while retaining approximately 75% shareholding in HHI. In addition, with the resolution of the Tanjung Jati B project, where the Group is to recover net proceeds from the disposal of the project of HK$1.68 billion over time, the Group's financial resources will be further strengthened. The Group today is financially sound, having solid business fundamentals and a high degree of transparency. We are very excited to enter a new chapter of growth for Hopewell.

### Business Review

Despite the challenging economy, as well as the impact of SARS, the Group's major business of providing and operating toll road infrastructure in the Pearl River Delta continued to record strong growth in profits. The Group's hospitality business, like the industry as a whole, was negatively affected, but earnings contributions from this business accounted for only a small portion of Hopewell's earnings before interest and tax.

The Group reduced its debt levels with the early redemption of the 2007 Notes in August 2002 and the sale of our interest in the Tanjung Jati B power plant project in Indonesia will also help bolster the level of cash reserves.

In view of the strength of the expressway infrastructure business, and to provide better transparency and clarity of this business to investors, the Group placed the expressway projects, comprising the majority of its China toll road network, including the Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("Ring Road") and Western Delta Route, into a separate entity, which was publicly listed in Hong Kong in August, 2003.

### Infrastructure

The Pearl River Delta has become one of the world's most important manufacturing centres and today our roads form an integral part of the highway network connecting cities. Passengers and freight vehicles' demand on the highways operated by the Group's Joint Ventures are reflected in the performance of the Group's toll road projects.

As seen in the table below, both average daily traffic & toll revenue have increased at the respectable rates.

| | 2001/2002 | **2002/2003** | **Growth rate** |
|---|---|---|---|
| **GS Superhighway** | | | |
| Average Daily Traffic (No of vehicles) | 123,191 | **155,394** | 26% |
| Average Daily Toll Revenue (RMB) | 5,183,936 | **5,778,931** | 11% |
| **Ring Road** | | | |
| Average Daily Traffic (No of vehicles) | 32,757 | **38,930** | 19% |
| Average Daily Toll Revenue (RMB) | 486,738 | **590,053** | 21% |

With Guangdong's GDP as the highest among all provinces in China, with about 25% of the total foreign direct investment in the PRC in 2002, and with car production and ownership continuing its sustained strong growth, the Group remains confident that the infrastructure business will also continue its superior growth.

### Property

We have, over the past two years, strengthened our property investments in the region. In Macau, we are moving ahead with the second phase development of Nova Taipa Gardens, a key residential, commercial and hotel/office and social amenities development in which the Group holds a 50% interest.

In Guangzhou, we have completed negotiations and made payment to purchase a development site in Huadu. It is ideally located near to Guangzhou's new international airport and we expect it to be a prime location for commercial, logistics and residential purposes. This property is planned to be developed in phases, aiming at capturing the demand being generated by the new airport.

In Hong Kong, we hold a valuable and sizeable land bank in the heart of Wanchai along both sides of Queen's Road East. With new office and residential developments beginning to reshape the face of this district, I believe it is the right time for the Group to activate our own development plans. Mega Tower Hotel will lead our aspirations here with plans being developed for a major hotel complex incorporating recreational facilities, ballroom and function rooms, restaurants and an auditorium which will attract conferences and conventions, as well as shops, cinemas and other commercial interests. The recent PRC policy on relaxation of tourist visas for mainland visitors to Hong Kong has already stimulated the local tourism, retail and hospitality sectors, and in the longer term, we are very excited about the business opportunities offered by Mega Tower Hotel, and two neighbouring sites on which a commercial building and a residential building are being planned.

The property investment sector in Hong Kong experienced weak demand in the last year. However, the Hopewell Centre, in Wanchai, has bucked this trend and continued to hold its occupancy levels on a par with those of last year. The Group retains the support of long-term corporate tenants, many of whom have been in the Hopewell Centre for almost 20 years, and we are constantly looking at ways to upgrade offices and the standard and management of on-site facilities. Separately, in Kowloon Bay, the Group is ready to implement plans to expand the use of Hong Kong International Trade and Exhibition Centre (HITEC) for commercial, retail and recreational purposes. We have already obtained consent from the District Lands Conference on the change of land use, in line with the Government's urban re-development plans for southeast Kowloon, and are working on the lease modification procedures. The expanded nature of HITEC's business will complement the district's commercial development.

Long term, we are confident that there is substance in Hong Kong's property market. We believe that districts such as Wanchai will become a natural extension to Central in terms of office supply and hotel location, and will subsequently continue to grow and expand, maintaining their importance as commercial centres.

## Hospitality

Our hotel and hospitality interests have gained strength from a difficult year. The Panda Hotel in Tsuen Wan had been on course during the first 8 months of the financial year for a significant improvement in performance over the previous year when it was disrupted by the outbreak of SARS that severely hit Hong Kong's entire hotel sector. Nevertheless, the hotel managed to remain profitable for the year with average occupancy of 65%. We continue to target customers from Mainland China, Korea and South East Asia and expect room rates and occupancy will recover over the coming year. We also expect a positive impact from new Hong Kong Immigration laws that eases restrictions on Mainland China tourists visiting Hong Kong.

## Tanjung Jati B Power Plant Project

The persistent effort of the Group has finally resulted in a satisfactory resolution for the Tanjung Jati B Power ("TJB") Plant project in Indonesia. The disposal of the project was concluded subsequent to the year end date and the aggregate net cash consideration to the Group is HK$1,680 million, of which partial proceeds of approximately HK$686 million was received on 5th August, 2003. The proceeds from the disposal will further strengthen the financial position of the Group and enhance its capability to explore new investment opportunity.

## Prospects

Recent developments have been encouraging for the economic outlook of Hong Kong, such as the signing of the Closer Economic Participation Arrangement and the relaxation of tourist visa approvals for mainlanders to visit Hong Kong. We believe that the efforts of the Hong Kong Government towards revival of the economy is steadily beginning to show tangible results, and will provide more favourable market conditions for the general business community.

With the Group's strong platform of diverse business interests, sound financials and a motivated workforce, Hopewell Holdings is well positioned to meet the challenges of the future and to capture opportunities that will emerge across our broad and exciting marketplace.

The future, I believe, is promising and exciting. The Group is in a stronger position than ever to pursue the strategy we have adopted to invest and develop the property and hospitality markets in Hong Kong and the Pearl River Delta. Under HHI, we will also continue to drive towards completing the expressway network in the Pearl River Delta region. As an example, we are actively pursuing the proposed Hong Kong-Zhuhai-Macau Bridge-Tunnel. I have pursued this project for the last two decades and am confident that the Group is well equipped to participate in this project.

## Changes of Directors

In line with the spin-off and listing of HHI, for a clear delineation between the businesses retained by the Company and that of HHI, a number of Board changes were effected before the listing. Mr. Alan Chi Hung Chan resigned from the Board on 25th July, 2003, and serves only on the HHI Board as Deputy Managing Director. On 6th August, 2003, Mr. Eddie Ping Chang Ho became Vice Chairman and Managing Director, while Mr. Thomas Jefferson Wu became Deputy Managing Director. Mr. Ho and Mr. Wu also serve on the board of HHI as Vice Chairman and Managing Director, respectively. Two new Executive Directors, Mr. Andy Lee Ming Cheung and Mr. Eddie Wing Chuen Ho Jr., were appointed on 16th July, 2003 and 6th August, 2003 respectively.

## Employees

There were approximately 1,093 employees in the Group as at 30th June, 2003. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

## Publication of further information on the Stock Exchange's Website

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

## Acknowledgement

I would like to take this opportunity to thank my fellow directors, senior management teams and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

**Sir Gordon Ying Sheung Wu**, KCMG, FICE
*Chairman*

Hong Kong, 8th September, 2003

## FINANCIAL REVIEW

## Group Results

For the year ended 30th June, 2003, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| | Turnover | | Earnings before interest and tax | |
|---|---|---|---|---|
| | 2002 *HK$M* | **2003** ***HK$M*** | 2002 *HK$M* | **2003** ***HK$M*** |
| Infrastructure project investment | | | | |
| - Operating & other activities | 21 | **16** | 475 | **577** |
| - Financing | 202 | **58** | 202 | **58** |
| Property letting, agency & management | 354 | **328** | 234 | **217** |
| Hotel operations, restaurant & catering | 250 | **225** | 27 | **19** |
| Construction & project management | 276 | **172** | (23) | **(34)** |
| Other activities | 29 | **–** | 96 | **93** |
| | 1,132 | **799** | 1,011 | **930** |

| | | |
|---|---|---|
| Administrative expenses | (58) | **(71)** |
| Charitable donations | – | **(20)** |
| Earnings before interest & tax *(Note)* | 953 | **839** |

| | Results | |
|---|---|---|
| | 2002 | **2003** |
| | *HK$M* | ***HK$M*** |
| Earnings before interest & tax | 953 | **839** |
| Impairment loss on a power plant written back | – | **366** |
| Profit on disposal of investment | 192 | **–** |
| Finance costs | (782) | **(372)** |
| Taxation | (13) | **(116)** |
| Minority interests | (10) | **(99)** |
| Net profit | 340 | **618** |

| | 2002 | **2003** |
|---|---|---|
| Earnings per share *(HK cents)* | 38.8 | **70.5** |

*Note:*

Earnings before interest & tax is the sum of profit from operations of HK$129 million before impairment loss written back (2002: HK$395 million) and share of results of jointly controlled entities and associates totalling HK$710 million (2002: HK$558 million)

The Group's turnover for the year ended 30th June, 2003 was HK$799 million as compared with HK$ 1,132 million of last financial year. Since the equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Total gross turnover of the Joint Ventures amounted to RMB2,808 million for the year ended 30th June, 2003, representing an 11% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") was HK$839 million as compared with HK$ 953 million of the last financial year, mainly due to a decrease of HK$144 million interest income from the PRC Joint Ventures after the repayment during 2002 of a substantial amount of the advances made by the Group to one of the joint ventures operating in the PRC. Proceeds received were applied in August 2002 to effect defeasance and repayment of the Group's fixed rate unsecured Notes due 2004 and 2007 which reduced interest expenses substantially. Under the equity accounting method, the Group's attributable share of results from the Joint Ventures is reflected in the Group's results. The amount increased by 28% from HK$516 million of the last financial year to HK$661 million for the year as a result of increased contribution from the road infrastructure projects.

The Group reported a net profit of HK$618 million, an 82% increase compared with HK$340 million of the last financial year. The increase was attributable to (a) the improved operating results of road infrastructure projects of HK$577 million as compared to HK$475 million of the last year, (b) the lower finance costs of the current year of HK$372 million as compared to HK$782 million of the last year due to the low interest rate environment and the redemption of the Group's unsecured Notes due 2007, and (c) the impairment loss provision written back of HK$366 million resulting from the disposal of the TJB project. Tax written back in last financial year and increase in the provision for Hong Kong Profits Tax resulted in an increase in net taxation charge for the year as compared with last year. The increase in minority interests is attributable to the minority's share of the impairment loss written back for the TJB project.

## Liquidity and Financial Resources

During the year, in addition to the recurring cash contributed by operations in Hong Kong, the Group also received substantial cash from its projects in the PRC, particularly the Guangzhou-Shenzhen Superhighway project. Even after distribution of HK$385 million cash dividends (including the special dividends) to shareholders during the year, the Group utilized part of its cash balances to repay outstanding debt. By the year end, the Group reduced its net debt by 23% to HK$2,258 million (2002: HK$2,950 million), and lowered its net debt to equity ratio to 16% (2002: 21%).

On 15th August, 2002, the Group early redeemed the US dollar denominated unsecured Notes due 2007 of US$372 million bearing a fixed interest rate of $10^{1}/_{4}\%$ per annum. In addition, the Group also repaid, by way of covenant defeasance, US dollar denominated unsecured Notes due 2004, of US$194 million bearing a fixed interest rate of $9^{7}/_{8}\%$ per annum. As a result, the Group's borrowings, excluding Notes due 2004, was HK$2,952 million on 30th June, 2003.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

| | At 30th June, 2002<br>*HK$ million* | **At 30th June, 2003**<br>***HK$ million*** |
|---|---|---|
| Equity | 13,794 | **13,699** |
| Total net debt | 2,950 | **2,258** |
| Total capitalization | 21,304 | **18,125** |
| Total net debt vs total capitalization | 14% | **12%** |
| Total net debt vs equity | 21% | **16%** |

Resultant debt (net debt after setting off interest bearing loans provided by the Group to China projects) was HK$499 million, representing 3.6% of equity.

The maturity profile of the Group's borrowings at 30th June 2003 as compared to that at 30th June 2002, is as follows:

| **Including Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| **30th June, 2003** | **16%** | **48%** | **36%** | **–** |
| 30th June, 2002 | 44% | 5% | 44% | 7% |

| **Excluding Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| **30th June, 2003** | **25%** | **21%** | **54%** | **–** |
| 30th June, 2002 | 13% | 13% | 58% | 16% |

The majority of the Group's borrowings, excluding the Notes due 2004, carry interest at floating rates and are denominated in Hong Kong dollars and the exchange risk to the Group in this respect is immaterial.

The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources to fund its ongoing operations and present investments.

Subsequent to the year end, the Group spun off 25% of its shareholding in HHI, which is the holding company of the Group's highway infrastructure business except for the Group's interest in the Shunde Roads and the Shunde 105 projects. After the spin-off, the Company received approximately HK$550 million from HHI as repayment of shareholders' loans advanced by the Company for the Guangzhou East-South-West Ring Road project, and HHI repaid outstanding bank loan of approximately HK$372 million in relation to the Guangzhou East-South-West Ring Road project.

**Charges on Assets and Contingencies**

There have been no material changes in charges on assets and contingent liabilities of the Group since 30th June, 2002.

**Acquisitions and Disposals of Subsidiaries and Associates**

During the year, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## CONSOLIDATED INCOME STATEMENT
**For the year ended 30th June, 2003**

The audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended 30th June, 2003 is as follows:

| | *Notes* | 2002<br>*HK$'000* | **2003**<br>***HK$'000*** |
|---|---|---|---|
| Turnover | *2* | 1,132,483 | **799,177** |
| Cost of sales and services | | (599,410) | **(495,759)** |
| | | 533,073 | **303,418** |
| Other operating income | *4* | 72,518 | **121,326** |
| Selling and distribution costs | | (21,942) | **(23,812)** |
| Administrative expenses | | (147,488) | **(161,957)** |
| Other operating expenses | *5* | (40,504) | **(110,301)** |
| Impairment loss on a power plant project written back | *7* | – | **366,000** |
| Profit from operations | | 395,657 | **494,674** |
| Profit on disposal of interest in a jointly controlled entity | *8* | 191,385 | **–** |
| Finance costs | *9* | (781,836) | **(372,187)** |
| Share of results of: | | | |
| – Jointly controlled entities | | 513,920 | **687,974** |
| – Associates | | 43,818 | **21,980** |
| Profit from ordinary activities before taxation | | 362,944 | **832,441** |
| Taxation | *10* | (13,355) | **(115,459)** |
| Profit before minority interests | | 349,589 | **716,982** |
| Minority interests | | (9,799) | **(99,119)** |
| Net profit for the year | | 339,790 | **617,863** |
| Dividends | *11* | 376,672 | **218,996** |

| | Note | HK cents | **HK cents** |
|---|---|---|---|
| Earnings per share | *12* | | |
| Basic | | 38.8 | **70.5** |

*Notes:*

**1. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants ("HKSA"):

| | |
|---|---|
| SSAP 11 | Foreign Currency Translation |
| SSAP 15 (Revised) | Cash Flow Statements |
| SSAP 34 | Employee Benefits |

The adoption of these Standards has resulted in a change in the format of presentation of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods.

**2. TURNOVER**

Turnover comprises income from infrastructure project investments, property letting, property agency and management, hotel operations and management, restaurant operations and food catering, and construction and project management, and is analysed below:

| | 2002<br>*HK$'000* | **2003**<br>***HK$'000*** |
|---|---|---|
| Infrastructure project investments | 222,738 | **74,277** |
| Property letting, agency and management | 354,176 | **328,287** |
| Hotel operations and management | 132,893 | **115,481** |
| Restaurant operation and food catering | 116,784 | **109,449** |
| Construction and project management | 276,515 | **171,683** |
| Other activities | 29,377 | **-** |
| | 1,132,483 | **799,177** |

*Note:*

The turnover from infrastructure project investments shown above includes interest income from jointly controlled entities of approximately HK$58 million (2002: HK$202 million).

**3. BUSINESS AND GEOGRAPHICAL SEGMENTS**

**Business segments**

The businesses based upon which the Group reports its primary segment information are as follows:

| | | |
|---|---|---|
| Infrastructure project investments | – | investments in highway infrastructure projects |
| Property investment | – | property letting, agency and management |
| Hotel operations | – | hotel operations and management |
| Restaurants and catering | – | restaurant operations and food catering |
| Construction | – | construction and project management |

Segment information about these businesses is presented below.

**Segment turnover**

| | 2002 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | External | Inter-segment | Consolidated | **External** | **Inter-segment** | **Consolidated** |
| | *HK$'000* | *HK$'000* | *HK$'000* | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** |
| Infrastructure project investments | 222,738 | – | 222,738 | **74,277** | **–** | **74,277** |
| Property investment* | 354,176 | 22,402 | 376,578 | **328,287** | **21,435** | **349,722** |
| Hotel operations | 132,893 | 446 | 133,339 | **115,481** | **223** | **115,704** |
| Restaurants and catering | 116,784 | 1,255 | 118,039 | **109,449** | **1,042** | **110,491** |
| Construction | 276,515 | 4,289 | 280,804 | **171,683** | **4,694** | **176,377** |
| Other operations | 29,377 | – | 29,377 | **–** | **–** | **–** |
| Eliminations | – | (28,392) | (28,392) | **–** | **(27,394)** | **(27,394)** |
| Total turnover | 1,132,483 | – | 1,132,483 | **799,177** | **–** | **799,177** |

Inter-segment revenue was charged at prices determined by management with reference to market prices.

**Segment results**

| | 2002 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Company and subsidiaries | Jointly controlled entities | Associates | Total | **Company and subsidiaries** | **Jointly controlled entities** | **Associates** | **Total** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** |
| Infrastructure project investments | 161,153 | 515,594 | – | 676,747 | **(25,579)** | **661,334** | **–** | **635,755** |
| Property investment | 229,700 | – | 3,992 | 233,692 | **205,548** | **6,861** | **4,205** | **216,614** |
| Hotel operations | 16,991 | – | 9,407 | 26,398 | **7,255** | **–** | **13,623** | **20,878** |
| Restaurants and catering | 876 | – | – | 876 | **(1,966)** | **–** | **–** | **(1,966)** |
| Construction | (26,651) | – | 3,732 | (22,919) | **(33,886)** | **–** | **(6)** | **(33,892)** |
| Other operations | 17,046 | (1,674) | 26,687 | 42,059 | **(28,786)** | **19,779** | **4,158** | **(4,849)** |
| Segment results from operations | 399,115 | 513,920 | 43,818 | 956,853 | **122,586** | **687,974** | **21,980** | **832,540** |

| | 2002 | **2003** |
|---|---|---|
| | *HK$'000* | ***HK$'000*** |
| Segment results | | |
| Company and subsidiaries | | |
| – Operations | 399,115 | **122,586** |
| – Impairment loss on a power plant project written back | – | **366,000** |
| | 399,115 | **488,586** |
| Interest and other income | 54,640 | **97,531** |
| Unallocated corporate expenses | (58,098) | **(91,443)** |
| Profit from operations | 395,657 | **494,674** |
| Profit on disposal of interest in a jointly controlled entity | 191,385 | **–** |
| Finance costs | (781,836) | **(372,187)** |
| Share of results of | | |
| – jointly controlled entities | 513,920 | **687,974** |
| – associates | 43,818 | **21,980** |
| Profit before taxation | 362,944 | **832,441** |
| Taxation | (13,355) | **(115,459)** |

| | 2002 | 2003 |
|---|---|---|
| Profit before minority interests | 349,589 | **716,982** |
| Minority interests | (9,799) | **(99,119)** |
| Net profit for the year | 339,790 | **617,863** |

**Geographical Segments**

The Group's property investment, hotel operations, restaurants and catering, and construction activities are carried out in Hong Kong. All the infrastructure project investments are located in the Mainland China (the "PRC"). The following table provides an analysis of the Group's turnover by geographical markets:

| | **Turnover** | |
|---|---|---|
| | 2002 | **2003** |
| | *HK$'000* | ***HK$'000*** |
| Hong Kong | 881,345 | **719,518** |
| The PRC | 251,138 | **79,659** |
| | 1,132,483 | **799,177** |

## 4. OTHER OPERATING INCOME

| | 2002 | **2003** |
|---|---|---|
| | *HK$'000* | ***HK$'000*** |
| Included in other operating income are: | | |
| Interest from defeasance deposits, bank deposits, loans and other receivables | 54,018 | **95,592** |
| Dividends from unlisted investments | 467 | **962** |
| Gain on repurchase of notes | 620 | **–** |

## 5. OTHER OPERATING EXPENSES

| | 2002 | **2003** |
|---|---|---|
| | *HK$'000* | ***HK$'000*** |
| Amortisation of cost of investments in jointly controlled entities | 40,504 | **77,271** |
| Charitable donations | – | **20,288** |
| Impairment loss on investment securities recognised | – | **7,540** |
| Unrealised holding loss on other investments | – | **1,693** |
| Loss on repurchase of notes | – | **3,509** |
| | 40,504 | **110,301** |

## 6. DEPRECIATION

Depreciation of property, plant and equipment changed in respect of the year amounted to HK$8,912,000 (2002: HK$7,636,000).

## 7. IMPAIRMENT LOSS ON A POWER PLANT PROJECT WRITTEN BACK

The disposal of the Tanjung Jati B Power Plant project in Indonesia for a cash consideration of US$306.2 million was completed subsequent to the balance sheet date and the first instalment of US$144.5 million was received and recognised by the Group on 5th August, 2003. However, the timing and ultimate receipt of the remaining instalments of US$161.7 million could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the purchasers of the project, including, inter alia, force majeure events which have a material adverse effect on the construction of the plant resulting in the cancellation by the lenders of the project loan facilities granted to the purchasers. The remaining instalments will therefore not be recognized by the Group until such instalments are received. The provision for impairment loss previously made against the cost of the power plant to the extent of HK$366 million has been written back in the current year, which was calculated by reference to the amount recovered subsequent to the balance sheet date, being the first instalment received.

## 8. PROFIT ON DISPOSAL OF INTEREST IN A JOINTLY CONTROLLED ENTITY

The prior year's profit was derived from the disposal of the Group's interest in a jointly controlled entity, Shenzhen Huanghe Real Estate Development Company Limited, which was engaged in the development of a property project in Huanggang, Shenzhen of the PRC.

## 9. FINANCE COSTS

| | 2002<br>*HK$'000* | **2003**<br>***HK$'000*** |
|---|---|---|
| Interest on | | |
| Bank loans and overdrafts | 124,911 | **87,651** |
| Notes wholly payable within five years | 447,178 | **186,498** |
| Other loans wholly repayable within five years | 33,021 | **39,410** |
| Total interest | 605,110 | **313,559** |
| *Less*: Amount capitalised on infrastructure projects | (6,000) | **(6,000)** |
| | 599,110 | **307,559** |
| Other finance costs | | |
| Premium on early redemption of notes | 112,528 | **36,217** |
| Note issue expenses amortised | 56,720 | **19,790** |
| Loan arrangement fees and bank charges | 13,478 | **8,621** |
| | 182,726 | **64,628** |
| | 781,836 | **372,187** |

## 10. TAXATION

| | 2002<br>*HK$'000* | **2003**<br>***HK$'000*** |
|---|---|---|
| The (charge) credit comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong profits tax | | |
| Current year's provision | (2,644) | **(18,704)** |
| Underprovision in prior years | – | **(30,000)** |
| Taxation elsewhere | | |
| Current year's provision | (23,168) | **(792)** |
| Overprovision in prior years | 83,712 | **–** |

| | | |
|---|---|---|
| | 57,900 | **(49,496)** |
| Jointly controlled entities | | |
| Taxation elsewhere | (7,194) | **(8,734)** |
| Deferred taxation | (54,900) | **(49,000)** |
| | (62,094) | **(57,734)** |
| Associates | | |
| Hong Kong profits tax | (864) | **(810)** |
| Taxation elsewhere | (8,297) | **(7,419)** |
| | (9,161) | **(8,229)** |
| | (13,355) | **(115,459)** |

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at the rates prevailing in the countries in which the Group operates.

Prior year's overprovision of taxation elsewhere represents PRC withholding tax on the interest income on advances made to a jointly controlled entity written back following the finalisation of the agreement by a joint venture partner of the said jointly controlled entity to be responsible for payment of such tax.

## 11. DIVIDENDS

| | 2002<br>*HK$'000* | **2003**<br>***HK$'000*** |
|---|---|---|
| Dividend paid | | |
| Interim: HK7 cents (2002: HK6 cents) per share | 52,559 | **61,319** |
| Dividend proposed | | |
| Final: HK18 cents (2002: HK7 cents) per share | 61,319 | **157,677** |
| Special: Nil (2002: HK30 cents) per share | 262,794 | **-** |
| | 376,672 | **218,996** |

## 12. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$617,863,000 (2002: HK$339,790,000) and on 875,982,121 (2002: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share for both years presented is not shown because the exercise price of the share options granted by the Company was higher than the average market price for shares for those years.

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a final dividend.

3. To re-elect Directors and fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

**Ordinary Resolutions**

(1) **"THAT:**

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) **"THAT:**

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 8th September, 2003

*Notes:*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Tuesday, 14th October, 2003 to Tuesday, 21st October, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 13th October, 2003.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the 2003 Annual Report of the Company.

17

# Listed Companies Information

HOPEWELL HOLD<00054> - Results Announcement

Hopewell Holdings Limited announced on 08/09/2003:
(stock code: 00054 )
Year end date: 30/06/2003
Currency: HKD
Auditors' Report: Unqualified

| | Note | (Audited ) Current Period from 01/07/2002 to 30/06/2003 ('000 ) | (Audited ) Last Corresponding Period from 01/07/2001 to 30/06/2002 ('000 ) |
|---|---|---|---|
| Turnover | : | 799,177 | 1,132,483 |
| Profit/(Loss) from Operations | : | 494,674 | 395,657 |
| Finance cost | : | (372,187) | (781,836) |
| Share of Profit/(Loss) of Associates | : | 21,980 | 43,818 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | 687,974 | 513,920 |
| Profit/(Loss) after Tax & MI | : | 617,863 | 339,790 |
| % Change over Last Period | : | +82 % | |
| EPS/(LPS)-Basic (in dollars) | : | 0.705 | 0.388 |
| -Diluted (in dollars) | : | N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : | N/A | N/A |
| Profit/(Loss) after ETD Items | : | 617,863 | 339,790 |
| Final Dividend per Share | : | 18 cents | 7 cents |
| (Specify if with other options) | : | N/A | N/A |
| B/C Dates for Final Dividend | : | 14/10/2003 | to 21/10/2003bdi. |
| Payable Date | : | 23/10/2003 | |
| B/C Dates for Annual General Meeting | : | 14/10/2003 | to 21/10/2003bdi. |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remarks:

1)

| | 1/7/02-30/06/03 | 1/7/01-30/06/02 |
|---|---|---|
| Profit/(Loss) from Operations include: | HK$'000 | HK$'000 |
| - Impairment loss on a power plant project written back | 366,000 | - |
| | ======= | ===== |

2)
The calculation of the basic earnings per share is based on the net profit for the year of HK$617,863,000 (year ended 30.6.2002: HK$339,790,000) and on 875,982,121 (year ended 30.6.2002: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share for both years is not shown because the exercise price of the share options granted by the Company was higher than the average market price for shares for those years.

HOPEWELL HOLDINGS LIMITED

Press release

# HOPEWELL HOLDINGS LIMITED ANNOUNCED FISCAL 2003 ANNUAL RESULTS

*Net Profit Jumped 82% to HK$618 million*

*Highlights*
- Strong performance driven by the growth in toll revenues and the provision write-back for the Tanjung Jati B power station project in Indonesia
- Successful debt reduction and decrease in interest expenses from HK$599 million for fiscal 2002 to HK$308 million for fiscal year 2003. EBIT/Interest coverage improved from 1.6 times in 2002 to 2.7 times in 2003.

*Hong Kong, September 8, 2003*- Hopewell Holdings Limited ("Hopewell Holdings"; SEHK: 0054), the Hong Kong based infrastructure and property developer, today announced its annual results for fiscal year 2003.

For the year ended June 30, 2003, Hopewell Holdings achieved a turnover of HK$799 million compared to HK$1,132 million for the year ended June 30, 2002. Net profit surged 82% to HK$618 million due to the strong performance of GS Superhighway held by Hopewell Highway Infrastructure Limited ("HHI"; SEHK:0737) and a HK$366 million provision is written back from the Indonesian Tanjung Jati B Power Station project.

Commenting on the annual results, Mr. Thomas Wu, Deputy Managing Director of Hopewell Holdings, said,

"Over the years, we have greatly improved our financial strength. We are glad to see that our infrastructure projects in China are consistently generating more cash to Hopewell Holdings to drastically reduce our net debt to equity ratio from our record high of 74% in 2000 to 16% for fiscal year 2003.

In terms of earnings before interest and tax, HK$577 million, HK$217 million, and HK$45 million are contributed from China Infrastructure, Property and Financial Income & other businesses, respectively. Over the year, Hopewell Holdings successfully achieved debt reduction, reducing the net interest expense from HK$333 million in fiscal year 2002 to HK$155 million in fiscal year 2003, a saving of HK$178 million. Interest coverage for the Group improved from 1.6 times to 2.7 times for the year ended June 30, 2003.

For fiscal year 2003, EBIT for the China Infrastructure business increased by 21% from HK$475 million in the previous year to HK$577 million this year.

The property business contributed HK$328 million of turnover to Hopewell Holdings, representing approximately 41% of the Group's total. EBIT for rental property for the year was HK$217 million, a decrease of 7% from last year. The occupancy rate for Hopewell Centre and Hong Kong International Trade and Exhibition Centre remained stable at 92% and 64%, respectively.

The hotel and catering business recorded a profit of HK$19 million in fiscal year 2003, compared to HK$27 million in the previous year. This is due to the SARS outbreak in April, affecting the performance of the hotel and catering business across the industry.

EBIT for financial income and others decreased from HK$217 million in fiscal 2002 to HK$26 million in fiscal 2003. The repayment of HK$590 million interest bearing loans from the China Infrastructure projects also decreased the interest income from HK$266 million in fiscal 2002 to HK$153 million in 2003.

Mr. Thomas Wu, Deputy Managing Director of Hopewell Holdings concluded,

"Hopewell Holdings will continue to strive to improve earnings by continuing to develop projects. The Group's subsidiary, HHI, continues to pursue Phases 2 and 3 of the Western Delta Route. The Group also believes that CEPA will increase the region's economic activity, stimulating the use of highways in the Pearl River Delta region, thus benefiting HHI's toll expressways. The Group is also pursuing ahead with property development projects in Hong Kong, Macau and Guangzhou. We are optimistic about the Group's future and will strive to maintain our level of corporate transparency."

- End -

**Financial Highlights**
*(in million HK dollars, unless otherwise stated)*

| | 2002 | 2003 | % Change |
|---|---|---|---|
| Turnover | 1,132 | 799 | -29% |
| *Breakdown:* | | | |
| - China infrastructure | 21 | 16 | -24% |
| - Property | 354 | 328 | -7% |
| - Hospitality | 250 | 225 | -10% |
| - Financial income & others | 507 | 230 | -55% |
| EBIT | 953 | 839 | -12% |
| *Breakdown:* | | | |
| - China infrastructure | 475 | 577 | +21% |
| - Property | 234 | 217 | -7% |
| - Hospitality | 27 | 19 | -30% |
| - Financial income & others | 217 | 26 | -88% |
| Net profit | 340 | 618 | +82% |
| EPS (HK cents) | 38.8 | 70.5 | +82% |
| Dividend (HK cents) | 13 | 25 | +92% |
| Return on Equity | 2.5% | 4.5% | +80% |
| Resultant debt | 601 | 499 | |
| Net Debt | 2,950 | 2,258 | |

*For further information, please contact:*

**Citigate Dewe Rogerson**
Julian Wilson
Tel: 2533 4609
Mobile: 9189 7719
Email: julian.wilson@citigatedr-hk.com

Yau Sukyi
Tel: 2533 4622
Mobile: 9030 7204
Email: sukyi.yau@citigatedr-hk.com

**Hopewell Holdings Limited**

A Hong Kong-based group, Hopewell Holdings Limited was listed on the Stock Exchange of Hong Kong in 1972. The Group and its subsidiaries are active in the fields of infrastructure development, property investment and development, engineering and construction, and hotel operations and management. Hopewell is one of the first foreign companies to invest in infrastructure projects in the PRC and is a pioneer of infrastructure developments across Asia.

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


(19)

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 SEP 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st August, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st August, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 8 SEP 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ____________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br><br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ______ Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A =========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

(20)

Form 表格 **D2**

Companies Registry
公司註冊處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

- [ ] Resignation or cessation 辭職或停職
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [ ] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 | MM 月 | YYYY 年

Date 日期 | Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
20 -08- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年) |
|---|---|
| Appointment of director | 06 / 08 / 2003 |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

| Surname 姓氏 | Other names 名字 |
|---|---|
| HO 何 | Wing Chuen Eddie Junior 榮春 |

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Block B, 38/F., 20 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D812037(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 6th August, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Certified True Copy

Director/Secretary

CR

Companies Registry
公司註冊處

Form 表格 D3

# Consent to Act as a Director
# 出任董事職位同意書

Company Number 公司編號
28397

Company Name 公司名稱

Hopewell Holdings Limited
合和實業有限公司

I, HO Wing Chuen Eddie Junior 何 穎泉
本人

consent to act as a Director of the above company with effect from 6th August, 2003,
同意出任上述公司的董事一職，生效日期爲

and confirm that I have attained the age of 18 years*.
並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 5th August, 2003

* *Delete the age certification if the director is a body corporate.*
*如董事屬法人團體，請刪去年齡證明。*

收件日期 RECEIVED
20 -08- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

TOTAL P.02

(21)

(A)

1653-85
C124
1821-49
C164

03 ... 7:21

CR 2003 C251 c

Company No.: 28397

# MEMORANDUM OF SATISFACTION

To: The Registrar of Companies
Companies Registry
Hong Kong

## HOPEWELL HOLDINGS LIMITED ("Company")

TAKE NOTICE that by a deed of release dated 22 July 2003 executed by Bank of China (Hong Kong) Limited/# ("Lender") in favour of the Company and Hopewell Guangzhou Ring Road Limited ("Borrower"), all the securities constituted by and all the subject matters charged, assigned or held on trust by the Company to or for the Lender under 2 subordination deeds dated 9 May 1997 and 22 January 1998 respectively ("Subordination Deeds") executed by the Company and the Borrower in favour of the Lender, have been released, discharged and/or reassigned by the Lender to the Company FREE AND ABSOLUTELY DISCHARGED of and from the Subordination Deeds and all rights claims and demands thereunder.

Dated the 29th day of July 2003.

Deacons
Solicitors for the Lender

/## (the successor to Bank of China, Hong Kong Branch)

收件日期 RECEIVED
13-08-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Ral

08498173

29/07/2003 G0459262
Sh. Form 1 MS

C U(L)
37 $190.00

TOTAL(CHQ) $190.00

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 AUG 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

11 AUG 2003
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st July, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 8 AUG 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: |
| 4. | Warrants | : | | | please specify: |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ____________<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ____________<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT

The Board of Directors is pleased to announce the following changes of the Board of the Company with effect from 6th August, 2003:-

(1) The title of Mr. Eddie Ping Chang Ho was re-designated as Vice Chairman and Managing Director;

(2) The title of Mr. Thomas Jefferson Wu was re-designated as Deputy Managing Director; and

(3) Mr. Eddie Wing Chuen Ho Junior was appointed as an Executive Director.

Mr. Josiah Chin Lai Kwok and Mr. Thomas Jefferson Wu will both serve as Deputy Managing Directors.

Mr. Eddie Wing Chuen Ho Junior, aged 34, joined the Group in January 1994. He holds a Bachelor of Arts Degree from California State University in the USA. He is a son of Mr. Eddie Ping Chang Ho. He has held various management positions, including Director of Marketing and Sales, and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay.

The Board would like to congratulate the appointees and welcome Mr. Eddie Wing Chuen Ho Junior for joining the Board of the Company.

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 7th August, 2003

# HOPEWELL HOLDINGS LIMITED
# 合和實業有限公司

*(incorporated in Hong Kong with limited liability)*

## COMPLETION OF THE DISPOSAL OF THE TANJUNG JATI B POWER PROJECT

The Board is pleased to announce that the Settlement Date was achieved on 31 July 2003 and the completion of the Disposal in respect of the Tanjung Jati B Project took place on 5 August 2003.

Reference is made to the announcements made by the Company dated 27 March 2003 and 2 June 2003 and to the shareholders' circular dated 11 April 2003.

The Board is pleased to announce that the Settlement Date was achieved on 31 July 2003 and the completion of the Disposal in respect of the Tanjung Jati B Project took place on 5 August 2003.

The aggregate cash consideration, payable in instalments (see table below for summary), for the Disposal Assets is approximately USD306.2 million (approximately HKD2,388.3 million) under the Umbrella Purchase Agreement. The Vendor will use the aggregate proceeds as follow:

- to repay outstanding liabilities to various contractors and government authorities in the amount of approximately USD38 million (approximately HKD296 million); and
- the balance of the proceeds to be distributed to the Vendors' shareholders, that is, the Company and the Local Partner, in the proportion of approximately 80%:20% respectively.

| **Timing of Payment** | **Vendor** | | **Company (after above deduction)** | |
|---|---|---|---|---|
| | **approximately USD in million** | **approximately HKD in million** | **approximately USD in million** | **approximately HKD in million** |
| Received up to 5 August 2003 | 144.5 | 1,127.1 | 88.0 | 686.4 |
| Expected to be received within 15 months of the Settlement Date | 126.4 | 985.9 | 99.7 | 777.6 |
| Expected to be received between 16 and 39 months from Settlement Date | 35.3 | 275.3 | 27.8 | 216.8 |
| **Total Proceeds** | **306.2** | **2,388.3** | **215.5** | **1,680.8** |

**DEFINITIONS**

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

| | |
|---|---|
| "Board" | the board of directors of the Company |
| "Company" | Hopewell Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited |
| "Disposal" | the disposal of, including making of the advanced payment for, the Disposal Assets pursuant to the Umbrella Purchase Agreement |
| "Disposal Assets" | the Land, Works-in-Progress and Goods |
| "Goods" | certain personal property, both tangible and intangible, which are in existence and owned by the Vendor, including certain machinery and equipment, records and documentation and an office building, which are required for the Tanjung Jati B Project |
| "HKD" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Land" | (i) a portion of land previously registered in the name of the Vendor, as evidenced by the right to build; and (ii) a portion of land in respect of which the Vendor entered into a purchase agreement with the previous owner but title to which has yet to be transferred to the Vendor, both of which are required for the Tanjung Jati B Project |
| "Local Partner" | P.T. Impa Energi, a company incorporated under the laws of Indonesia with limited liability |
| "Settlement Date" | the date on which all parties to the Amended and Restated Framework Agreement confirm that the Settlement Agreements have become unconditional and the first drawdown has occurred under the loan agreements entered into by the Purchasers |
| "Tanjung Jati B Project" | the construction and operation of the 2x660MW Tanjung Jati-B coal-fired power plants in Central Java, Indonesia |
| "Umbrella Purchase Agreement" | the agreement dated 26 March 2003 entered into by and among the Vendor and the Purchasers relating to the sale and purchase of the Disposal Assets |
| "USD" | United States dollars, the lawful currency of the United States of Amercia |
| "Vendor" | P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a company incorporated under the laws of Indonesia with limited liability |

| | |
|---|---|
| "Works-in-Progress" | certain civil and architectural works, electrical and mechanical equipment and any incidental work on the Land in existence and owned by the Vendor, which are required for the Tanjung Jati B Project |

*For the purpose of illustration only and unless otherwise stated, amounts denominated in USD have been converted into HKD at the rate of USD1.00 to HKD7.80.*

By Order of the Board of
**Hopewell Holdings Limited**
**Sir Gordon Ying Sheung WU** *KCMG, FICE*
*Chairman*

Hong Kong, 5 August 2003

(25)

Form 表格 **D2**

Companies Registry
公司註冊處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名: CHAN Chi Hung 陳 志鴻

Surname 姓氏 / Other names 名字

Identification 身份證明

| | I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|---|
| a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號 | D481960(9) | N/A |

| | Number 號碼 | Issuing Country 簽發國家 |
|---|---|---|
| b Overseas Passport 海外護照 | N/A | N/A |

| | DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|---|
| Date of Resignation or Cessation 辭職或停職日期 | 25 | 07 | 2003 | N/A |

Date 日期

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
26-07-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 | | |
|---|---|---|---|
| | DD 日 | MM 月 | YYYY 年 |

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 25th July, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

(26)

Form 表格 D2

Companies Registry
公司註冊處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
| --- | --- |
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
| --- | --- |
| | |

b Overseas Passport
海外護照

| Number 號碼 | Issuing Country 簽發國家 |
| --- | --- |
| | |

Date of Resignation or Cessation
辭職或停職日期

| Date 日期 DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
| --- | --- | --- | --- |
| | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
23 -07- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Appointment of director | 16 / 07 / 2003 (DD 日 / MM 月 / YYYY 年) |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: CHEUNG (Surname 姓氏) Lee Ming Andy (Other names 名字) 張 利民

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat 7B, Comfort Court, No.1 Marconi Road, Kowloon Tong, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| G192470(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 16th July, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Companies Registry
公司註冊處

Form 表格 D3

# Consent to Act as a Director
# 出任董事職位同意書

Company Number 公司編號

28397

Company Name 公司名稱

Hopewell Holdings Limited
合和實業有限公司

I, CHEUNG Lee Ming Andy 張 利民
本人

consent to act as a Director of the above company with effect from 16th July, 2003 ,
同意出任上述公司的董事一職，生效日期爲 ,

and confirm that I have attained the age of 18 years*.
並確認本人已年滿十八歲*。

收件日期 RECEIVED
23 -07- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Signed 簽名：

Date 日期： 16th July, 2003

* *Delete the age certification if the director is a body corporate.*
*如董事屬法人團體，請刪去年齡證明。*

# HOPEWELL HOLDINGS LIMITED
# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## ANNOUNCEMENT

This announcement is made to provide information in connection with the average daily toll receipts and average daily tolled traffic flow of Guangzhou-Shenzhen Superhighway and Guangzhou East-South-West Ring Road for the two financial years ended 30th June 2002 and 30th June 2003.

The board of directors of Hopewell Holdings Limited ("HHL") is pleased to announce that the following tables illustrate a detailed monthly comparison of average daily toll receipts and average daily tolled traffic flow of the Guangzhou-Shenzhen Superhighway and Guangzhou East-South-West Ring Road respectively for the most recent two financial years ended 30th June 2002 and 30th June 2003:-

**Guangzhou-Shenzhen Superhighway**
**Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow**

| Month | Average Daily Toll Receipts (RMB'000) | | | Average Daily Tolled Traffic Flow | | |
|---|---|---|---|---|---|---|
| | **2001** | **2002** | **% Growth** | **2001** | **2002** | **% Growth** |
| July | 5,032.9 | 5,373.0 | 6.8% | 115,049 | 136,480 | 18.6% |
| August | 5,373.1 | 5,686.0 | 5.8% | 122,738 | 145,968 | 18.9% |
| September | 5,492.2 | 5,725.7 | 4.3% | 126,596 | 148,773 | 17.5% |
| October | 5,180.7 | 5,622.8 | 8.5% | 121,009 | 148,572 | 22.8% |
| November | 5,070.3 | 5,598.7 | 10.4% | 121,842 | 150,646 | 23.6% |
| December | 4,971.2 | 5,773.9 | 16.1% | 120,694 | 157,156 | 30.2% |
| | **2002** | **2003** | | **2002** | **2003** | |
| January | 4,961.3 | 6,301.6 | 27.0% | 121,742 | 167,521 | 37.6% |
| February | 5,022.1 | 5,703.9 | 13.6% | 114,304 | 148,573 | 30.0% |
| March | 5,377.5 | 6,222.6 | 15.7% | 129,193 | 172,856 | 33.8% |
| April | 5,472.4 | 6,036.7 | 10.3% | 133,611 | 166,015 | 24.3% |
| May | 5,168.3 | 5,367.1 | 3.8% | 125,746 | 150,454 | 19.6% |
| June | 5,081.7 | 5,933.7 | 16.8% | 125,377 | 171,544 | 36.8% |

**Guangzhou East-South-West Ring Road**

**Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow**

| Month | Average Daily Toll Receipts (RMB'000) | | | Average Daily Tolled Traffic Flow | | |
|---|---|---|---|---|---|---|
| | **2001** | **2002** | **% Growth** | **2001** | **2002** | **% Growth** |
| July | 447.4 | 543.4 | 21.5% | 30,502 | 35,962 | 17.9% |
| August | 475.7 | 579.2 | 21.8% | 32,095 | 38,342 | 19.5% |
| September | 503.8 | 617.4 | 22.5% | 34,083 | 40,682 | 19.4% |
| October | 457.7 | 591.2 | 29.2% | 31,943 | 39,209 | 22.7% |
| November | 491.2 | 601.6 | 22.5% | 33,469 | 40,071 | 19.7% |
| December | 473.9 | 598.4 | 26.3% | 32,329 | 40,183 | 24.3% |
| | **2002** | **2003** | | **2002** | **2003** | |
| January | 485.3 | 590.7 | 21.7% | 32,636 | 39,499 | 21.0% |
| February | 375.5 | 466.7 | 24.3% | 26,229 | 32,444 | 23.7% |
| March | 527.5 | 624.0 | 18.3% | 34,383 | 40,591 | 18.1% |
| April | 550.2 | 637.0 | 15.8% | 36,574 | 41,158 | 12.5% |
| May | 527.9 | 606.6 | 14.9% | 34,542 | 38,082 | 10.2% |
| June | 517.7 | 616.1 | 19.0% | 33,886 | 40,522 | 19.6% |

Such information which may be of interest to shareholders and/or investors of HHL is provided by HHL so as to ensure a higher level of transparency of HHL's group operations, in particular, after the prevalence of Severe Acute Respiratory Syndrome ("SARS") in the region during March 2003 to June 2003. Such information will also be included in a prospectus to be issued shortly by Hopewell Highway Infrastructure Limited ("HHI"), currently a wholly-owned subsidiary of HHL. Upon the listing of the shares in HHI on The Stock Exchange of Hong Kong Limited, HHI will be a major subsidiary of HHL. Shareholders' and investors' attention is also drawn to the announcement of HHI dated 14th July 2003 in relation to the profit estimate of HHI for the year ended 30th June 2003 and the profit forecast for the year ending 30th June 2004.

By order of the board of HHL
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 22nd July 2003

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## POSSIBLE MAJOR TRANSACTION INVOLVING SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, DISTRIBUTION OF HHI WARRANTS AND SHARE OPTION SCHEME OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

## RESULT OF EXTRAORDINARY GENERAL MEETING AND CHANGE OF DIRECTORS

At the EGM, the ordinary resolutions put to the Hopewell Shareholders in respect of the approval of the proposed Spin-off and the Share Option Scheme were duly passed.

Mr. Andy Lee Ming Cheung has been appointed as an executive director of Hopewell with effect from 16 July 2003 and Mr. Alan Chi Hung Chan will resign as an executive director of Hopewell with effect from 25 July 2003.

### RESULT OF EGM

Reference is made to the announcement of Hopewell dated 30 June 2003 and the circular to Hopewell Shareholders dated 30 June 2003 in respect of the proposal for approval of the proposed Spin-off and the Share Option Scheme of HHI.

The Board is pleased to announce that at the EGM, the ordinary resolutions relating to the approval of the proposed Spin-off and the Share Option Scheme were duly passed by Hopewell Shareholders.

## CHANGE OF DIRECTORS

The Board further announces the following changes to the Board:-

(1) Mr. Andy Lee Ming Cheung has been appointed as an executive director of Hopewell with effect from 16 July 2003; and

(2) Mr. Alan Chi Hung Chan will resign as an executive director of Hopewell with effect from 25 July 2003.

Mr. Andy Cheung, aged 37, joined the Hopewell Group in 1997. He has a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He is involved in the Hopewell Group's financial activities and development and control of the Hopewell Group's investments in power project in Indonesia. He has considerable experience in the areas of business development, finance and audit.

**Hopewell Shareholders and potential investors should note that the proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted. Accordingly, Hopewell Shareholders and potential investors are urged to exercise extreme caution when dealing in the shares in Hopewell.**

## DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:-

| | |
|---|---|
| "Board" | board of directors of Hopewell; |
| "EGM" | the extraordinary general meeting of Hopewell held on 16 July 2003; |
| "HHI" | Hopewell Highway Infrastructure Limited; |
| "Hopewell" | Hopewell Holdings Limited; |
| "Hopewell Group" | Hopewell and its subsidiaries; |
| "Hopewell Shareholders" | shareholders of Hopewell; |
| "Share Option Scheme" | the share option scheme adopted by HHI conditionally on 16 July 2003; |

| | |
|---|---|
| "Spin-off" | the spin-off and separate listing of the shares in HHI and warrants for subscription of such shares on the main board of the Stock Exchange; and |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 16 July 2003

*The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement does not constitute an offer or invitation to subscribe for or purchase any securities and neither this announcement nor anything contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of a prospectus and only in jurisdictions in which such offer or invitation may legally and validly be made.*

HH

# HOPEWELL HOLDINGS LIMITED

(合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## FINANCIAL INFORMATION RELATING TO SUBSIDIARIES OF HOPEWELL HOLDINGS LIMITED RELEASED IN CONNECTION WITH THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

## ANNOUNCEMENT

Reference is made to the announcement of Hopewell dated 30 June 2003 in relation to the proposed Spin-off. Further information will be disclosed in the Prospectus.

In connection with the proposed offering of shares in HHI, the Preliminary International Offering Circular will be prepared and despatched to certain potential professional and other investors, which contains certain financial information that is not public knowledge. The Directors of Hopewell is of the view that disclosure of the Profit Estimate and Forecast for the HHI Group included in such financial information to certain potential investors warrants the issue of a press announcement pursuant to Paragraph 2(1) of the Stock Exchange Listing Agreement.

Set out below is the Profit Estimate and Forecast extracted from the Preliminary International Offering Circular.

### PRELIMINARY INTERNATIONAL OFFERING CIRCULAR

The Preliminary International Offering Circular has been prepared for distribution to certain potential professional and other investors. The Preliminary International Offering Circular contains certain financial information relating to the subsidiaries of Hopewell that is not public knowledge. The Directors of Hopewell is of the view that disclosure of the Profit Estimate and Forecast included in such financial information to certain potential investors warrants the issue of a press announcement pursuant to Paragraph 2(1) of the Stock Exchange Listing Agreement in view of the fact that the HHI Group is a "major subsidiary" of

Hopewell as defined under Paragraph 19 of the Stock Exchange Listing Agreement. Set out below is the Profit Estimate and Forecast extracted from the Preliminary International Offering Circular, which is based on the proposed group structure of HHI at the time of the Spin-off:-

**PROFIT ESTIMATE AND FORECAST**

1. **Profit estimate for the year ended 30 June 2003**

   The directors of HHI estimate that, in the absence of unforeseen circumstances and based on the audited results of the HHI Group for the ten months ended 30 April 2003, the combined results shown in the unaudited consolidated management accounts of the HHI Group for the month of May 2003 and an estimate of combined results for the remaining one month of the financial year ended 30 June 2003, the combined profit after taxation and minority interests but before extraordinary items of HHI Group for the year ended 30 June 2003 will not be less than HK$522 million. The directors of HHI are not aware of, nor do they expect, any extraordinary items which have arisen in respect of the year ended 30 June 2003.

2. **Profit forecast for the year ending 30 June 2004**

   The directors of HHI forecast that, in the absence of unforeseen circumstances and subject to certain bases and assumptions as set out in Appendix III of the Preliminary International Offering Circular, the combined profit after taxation and minority interests but before extraordinary items of HHI Group for the year ending 30 June 2004 will not be less than HK$700 million. The directors of HHI are not aware of, nor do they expect, any extraordinary items which are likely to arise during the year ending 30 June 2004.

   The accounting policies and calculations for the Profit Estimate and Forecast have been duly reviewed by DTT. Citigroup have satisfied themselves that the Profit Estimate and Forecast have been made after due and careful enquiry.

The above profit estimate and forecast are subject to finalisation. The finalised profit estimate and forecast will be included in the Prospectus. Reference should be made to the bases and assumptions to be set out in the Prospectus. Should there be material discrepancies in the finalised figures, further announcement will be made.

**Further announcement will be made to update Hopewell Shareholders and investors of any significant development related to the proposed Spin-off.**

**Hopewell Shareholders and potential investors should note that the proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted. Accordingly, Hopewell Shareholders and potential investors are urged to exercise extreme caution when dealing in the shares in Hopewell.**

## DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:-

| | |
|---|---|
| "Citigroup" | Citigroup Global Markets Asia Limited; |
| "DTT" | Deloitte Touche Tohmatsu; |
| "HHI" | Hopewell Highway Infrastructure Limited; |
| "HHI Group" | HHI and its subsidiaries; |
| "Hopewell" | Hopewell Holdings Limited; |
| "Hopewell Shareholders" | Shareholders of Hopewell; |
| "Preliminary International Offering Circular" | the preliminary international offering circular of HHI dated 14 July 2003; |
| "Profit Estimate and Forecast" | the profit estimate and forecast of the HHI Group as stated in the Preliminary International Offering Circular; |
| "Prospectus" | the prospectus to be issued by HHI in due course; |
| "Spin-off" | the spin-off and separate listing of the shares in HHI and warrants for subscription of such shares on the main board of the Stock Exchange; and |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 14 July 2003

(30)

Form 表格 D2

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport
海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Date of Resignation or Cessation
辭職或停職日期

| Date 日期 DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
10 -07- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 28397

Page 2 第二頁

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Change of address of secretary | 03 / 07 / 2003<br>DD 日 \| MM 月 \| YYYY 年 |

Existing Name 現用姓名: LEE Yip Wah Peter 李 業華

Name／New Name 姓名／新姓名:

| Surname 姓氏 | Other names 名字 |
|---|---|
| N/A | |

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat A, 10th Floor, 140 Argyle Street, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A526823(3) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 3rd July, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

(31)

*The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement does not constitute an offer or invitation to subscribe for or purchase any securities and neither this announcement nor anything contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of a prospectus and only in jurisdictions in which such offer or invitation may legally and validly be made.*

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## INFORMATION RELATING TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

## ANNOUNCEMENT

Reference is made to the announcement dated 17 April, 2003 (the "Announcement") made by Hopewell Holdings Limited ("Hopewell"), in which Hopewell announced its intention to seek a separate listing for its highway infrastructure subsidiary, Hopewell Highway Infrastructure Limited ("HHI") on the Stock Exchange.

The directors of Hopewell have noted that certain recent press articles have contained information purported to be in relation to the Spin-off. The Directors would like to reiterate that prospective investors should place no reliance on information other than the information contained in the prospectus to be issued by HHI to make their investment decision. The prospectus will be prepared in accordance with relevant laws and regulations in Hong Kong, including the Listing Rules, and appropriately verified.

The Company has received, and may continue to receive, a high degree of media coverage in relation to the Offering. The media coverage may not be accurate. The Company has not confirmed, endorsed or adopted any statements that were not made by the Company for utilisation by, or distribution to prospective purchasers in the Offering. To the extent that any such statements are inconsistent with, or conflict with, the information contained in the Prospectus, they are disclaimed by the Company. Accordingly, prospective investors should not rely on such statements.

**Further announcement will be made to update Hopewell Shareholders and investors of any significant development related to the proposed Spin-off.**

**Hopewell Shareholders and potential investors should note that the proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted. Accordingly, Hopewell Shareholders and potential investors are urged to exercise extreme caution when dealing in the shares in Hopewell.**

## DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:-

| | |
|---|---|
| "Hopewell Shareholders" | Shareholders of Hopewell; |
| "Listing Rules" | Rules Governing the Listing of Securities on the Stock Exchange; |
| "Spin-off" | The spin-off and separate listing of the shares in HHI and warrants for subscription of such shares on the main board of the Stock Exchange; and |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 9 July, 2003

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 JUL 2003
RECEIVED

(32)

Your Ref.:

- 7 JUL 2003

Our Ref.: S/1023/78 PWH/am

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th June, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th June, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 7 JUL 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | please specify: ________ |
| 4. | Warrants | : | | please specify: ________ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ____________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br><br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| ONVERTIBLES*<br>lass | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| onvertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| THER ISSUES OF SHARES* | | | |
|---|---|---|---|
| ights Issue | Price: | Issue and allotment Date: | |
| lacing | Price: | Issue and allotment Date: | |
| onus Issue | | Issue and allotment Date: | |
| crip Dividend | | Issue and allotment Date: | |
| epurchase of share | | Cancellation Date: | N/A |
| edemption of share | | Redemption Date: | |
| onsideration issue | Price: | Issue and allotment Date: | |
| thers (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

**If you are in doubt** as to any aspect of this circular or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in Hopewell Holdings Limited, you should at once hand this circular to the purchaser or to the bank or licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

**The HHI Warrants described herein are not being extended to Hopewell Shareholders whose registered addresses on the Record Date are outside of Hong Kong. Receipt, resale, other transfers and exercise of the HHI Warrants, and, upon exercise, the HHI Shares within the United States or by U.S. persons (as such term is defined in Regulation S) are subject to and permitted only in accordance with certain restrictions.**

**This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation.**

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## POSSIBLE MAJOR TRANSACTION INVOLVING SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, DISTRIBUTION OF HHI WARRANTS AND SHARE OPTION SCHEME OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

**Independent financial adviser**
**to the shareholders of Hopewell Holdings Limited to the Spin-off**

**Somerley Limited**

**Sponsor to Hopewell Highway Infrastructure Limited**

**Citigroup Global Markets Asia Limited**

citigroup

A notice convening an Extraordinary General Meeting of Hopewell Holdings Limited to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at 9:30 a.m. on 16 July 2003 is set out on pages 48 to 49 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the registered office of Hopewell Holdings Limited at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournments thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or any adjournments thereof should you so desire.

30 June 2003

# EXPECTED TIMETABLE

| | *2003* |
|---|---|
| Last day of dealing in Hopewell Shares cum-entitlements to HHI Warrants | 10 July |
| Latest time for return of proxy forms in respect of the Extraordinary General Meeting | 9:30 a.m. on 14 July |
| Extraordinary General Meeting | 9:30 a.m. on 16 July |
| Latest time for registration of Hopewell Shares for entitlements to HHI Warrants | 4:00 p.m. on 14 July |
| Register of members of the Company closes | |
| from | 15 July |
| to | 16 July |
| Record Date for determining Hopewell Shareholders' entitlement to the HHI Warrants | 16 July |

*Note:* If the Spin-off does not occur by 31 October 2003 the Board may determine another date for closure of the register of members of the Company for the purpose of determination of entitlement to the HHI Warrants and further announcement will be made to inform Hopewell Shareholders in due course.

# CONTENTS

*In this circular, unless the context requires otherwise, the following expressions have the following meanings:*

| | |
|---|---|
| "Anber" | Anber Investments Limited, a wholly-owned subsidiary of Hopewell |
| "Announcements" | the announcement dated 17 April 2003 issued by the Company in relation to the Spin-off and the announcement dated 30 June 2003 issued by the Company in relation to the Spin-off and the Share Option Scheme |
| "associate(s)" | the meaning ascribed thereto in the Listing Rules |
| "Board" | the board of Directors |
| "BOC" | Bank of China (Hong Kong) Limited |
| "BOC Option" | an option granted in 2000 by Hopewell to the then Bank of China, Hong Kong Branch (now succeeded by BOC) to purchase from Hopewell up to 5% of the existing issued share capital of HHI as at the date on which dealings in the HHI Shares first commence on the Stock Exchange (the "First Dealing Date"), such option being exercisable during the period commencing on the First Dealing Date and ending on the date falling 36 months thereafter (both dates inclusive) at an exercise price per share being equal to "the IPO price" for each HHI Share (for these purposes, the listing of the HHI Shares on the Stock Exchange by means of the Offering will be the "IPO") (subject to adjustment pursuant to the option agreement), provided that the number of HHI Shares to be acquired pursuant to each exercise of the option must carry an aggregate value of at least HK$10,000,000 |
| "Business Day" | means a day (other than a Saturday or a Sunday) on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |
| "Citigroup" or "Sponsor" | Citigroup Global Markets Asia Limited, a deemed licensed corporation under the SFO and the sponsor in relation to the Spin-off |
| "Company" or "Hopewell" | Hopewell Holdings Limited, a public company incorporated in Hong Kong with limited liability, the securities of which are listed on the main board of the Stock Exchange and which is the controlling shareholder of HHI |
| "Directors" | the directors of the Company |

| | |
|---|---|
| "EGM" | the extraordinary general meeting of the Company to be held on 16 July 2003, notice of which is set out on pages 48 to 49 of this circular |
| "Group" | the Company and its subsidiaries |
| "GSSH" | Guangzhou-Shenzhen Superhighway (Holdings) Ltd., a subsidiary of Hopewell |
| "HHI" | Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands on 14 January 2003 with limited liability, which is currently wholly owned by Anber, another wholly owned subsidiary of Hopewell |
| "HHI Board" | the board of directors of HHI |
| "HHI Group" | HHI and its subsidiaries at the time of the Spin-off |
| "HHI Shares" | shares in the capital of HHI |
| "HHI Warrants" | the warrants of HHI to be created and issued to the Qualifying Shareholders by way of special interim distribution in kind by Hopewell (on the basis described in this circular and to be further stipulated in the Prospectus) entitling the holder to subscribe for new HHI Shares at the Offer Price at any time from the Listing Date up to and including the day immediately before the third anniversary of the Listing Date; each such warrant will confer the right to subscribe an amount equivalent to the Offer Price for new HHI Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment) on and subject to the terms and conditions stated herein and in the Prospectus, details of which will be set out in the Prospectus |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "Hopewell Group" | Hopewell and its subsidiaries, excluding the HHI Group |
| "Hopewell Shareholders" | shareholders of Hopewell |
| "Hopewell Shares" | shares of HK$2.50 each in the capital of Hopewell |
| "IFRS" | International Financial Reporting Standards promulgated by the International Accounting Standards Board (including the International Accounting Standards and interpretations) |
| "Independent Financial Adviser" or "Somerley" | Somerley Limited, the independent financial adviser to the Hopewell Shareholders in relation to the Spin-off |

| | |
|---|---|
| "International Offer" | the proposed international offering of new HHI shares in connection with the Spin-off as described in this circular and to be further described in the Prospectus |
| "International Underwriting Agreement" | the underwriting agreement relating to the International Offer expected to be entered into by, among others, HHI, Citigroup and the International Underwriters, as to be further described in the Prospectus |
| "International Underwriters" | the underwriters of the International Offer |
| "Latest Practicable Date" | 24 June 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein |
| "Listing Agreement" | the listing agreement entered into between the Stock Exchange and Hopewell |
| "Listing Committee" | the listing committee of the Stock Exchange |
| "Listing Date" | the date on which dealings in HHI Shares and HHI Warrants first commence on the Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Offer Price" | the final price per Offer Share (exclusive of brokerage, the Stock Exchange trading fee and the SFC transaction levy) at which the Offer Shares are to be issued pursuant to the Offering, to be determined as to be described in the Prospectus |
| "Offer Shares" | the new HHI Shares to be offered for subscription under the Offering |
| "Offering" | the Public Offer and the International Offer |
| "Option" | means a right to subscribe for HHI Shares pursuant to the terms of the Share Option Scheme |
| "Over-allotment Option" | the option expected to be granted by HHI to Citigroup, on behalf of the International Underwriters pursuant to the International Underwriting Agreement, to require HHI to issue up to a certain number of additional HHI Shares at the Offer Price in connection with over-allocations in the International Offer and other stabilising action in respect of the HHI Shares |
| "Overseas Shareholders" | registered holders of Hopewell Shares whose addresses on the register of members of Hopewell at the close of business on the Record Date are outside Hong Kong |

| | |
|---|---|
| "PRC" | the People's Republic of China excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan |
| "Prospectus" | the prospectus proposed to be issued by HHI in relation to the Offering and the HHI Warrants |
| "Public Offer" | the proposed Hong Kong public offer of new HHI Shares in connection with the Spin-off as described in this circular and to be further described and set out in the Prospectus and the related application forms |
| "Qualifying Shareholders" | holders of Hopewell Shares, whose names appear on the register of members of Hopewell at the close of business on the Record Date, other than Overseas Shareholders |
| "Record Date" | 16 July 2003 (subject as described under "Closure of Register of Members" in the letter from the Board contained herein) |
| "Registrar" | Computershare Hong Kong Investor Services Limited |
| "Regulation S" | Regulation S under the U.S. Securities Act |
| "Reorganisation" | the reorganisation of the Group in preparation of the Offering, details of which will be set out in the Prospectus |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share Option Scheme" | the share option scheme as summarised in Appendix II and proposed to be adopted by HHI conditionally |
| "Spin-off" | the spin-off and listing of the HHI Shares and HHI Warrants on the main board of the Stock Exchange |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "U.S." or "United States" | the United States of America, its territories, its possessions and all areas subject to its jurisdiction |
| "U.S. Securities Act" | the U.S. Securities Act of 1933, as amended from time to time |
| "cent" | Hong Kong cent |
| "HK$" | Hong Kong dollars |
| "%" | per cent. |

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

*Directors:*
Sir Gordon Ying Sheung WU, KCMG, FICE*
*(Chairman)*
Mr. Eddie Ping Chang HO*
*(Managing Director)***
Mr. Josiah Chin Lai KWOK*
*(Deputy Managing Director)*
Mr. Thomas Jefferson WU*
*(Chief Operating Officer)*
Mr. Henry Hin Moh LEE##
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU#
Lady Ivy Sau Ping KWOK WU, JP##
Ms. Linda Lai Chuen LOKE#
Mr. Lawrence Sai Kit MIAO#
Mr. Alan Chi Hung CHAN*
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Albert Kam Yin YEUNG*
Mr. Carmelo Ka Sze LEE#

*Registered office:*
64th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

* *Executive Directors*
** *also as alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
# *Independent Non-Executive Directors*
## *Non-Executive Directors*

30 June 2003

*To Hopewell Shareholders*

Dear Sir or Madam,

**Possible major transaction involving spin-off and separate listing of Hopewell Highway Infrastructure Limited on the main board of The Stock Exchange of Hong Kong Limited, Distribution of HHI Warrants and Share Option Scheme of Hopewell Highway Infrastructure Limited**

## INTRODUCTION

Reference is made to the Announcements. As previously announced, a formal application was made on 17 April 2003 to the Stock Exchange for the Spin-off and permission to deal in the HHI Shares in issue and to be issued under the Offering on the main board of the Stock Exchange and the Share Option Scheme is proposed to be adopted by HHI.

The purposes of this circular are (1) to provide Hopewell Shareholders with information on the reasons for and the benefits of the Spin-off and such other information relating to the Spin-off as required by the Listing Rules for a major transaction of the Company, the distribution of HHI Warrants and the Share Option Scheme; (2) to set out the letter of advice from Somerley which contains its recommendation to the Hopewell Shareholders as regards to voting on the Spin-off; (3) to seek Hopewell Shareholders' approval for the Spin-off; and (4) to seek Hopewell Shareholders' approval for the Share Option Scheme.

Hopewell is required to comply with the spin-off requirements under Practice Note 15 ("PN15") of the Listing Rules. Save and except for the requirements under paragraph 3(f) of PN15 of the Listing Rules regarding the assured entitlement right of Hopewell Shareholders to HHI Shares for which a waiver has been obtained from the Stock Exchange (please see the section headed "DISTRIBUTION OF HHI WARRANTS" below), Hopewell complies with all of the requirements under PN15.

## BACKGROUND

The Group is principally engaged in the development, investment and operation of properties, hotels and toll roads, bridges, tunnels and related infrastructure projects in Hong Kong and the PRC. In anticipation of the Spin-off, Hopewell is considering the implementation of the Reorganisation under which HHI will become the holding company for the Group's highway infrastructure business save and except for the Group's interest in the Shunde Roads and the Shunde 105 projects. The HHI Group has a clear business focus, distinct from that of the Hopewell Group. The primary business objectives of the HHI Group will be to initiate, promote, develop and operate strategically important roads, bridges, tunnels and related infrastructure projects in the Guangdong Province, and particularly the Pearl River Delta region; to enhance and maximize the financial returns of existing toll road operations under its portfolio; and to continue to seek and identify toll road, bridges, tunnels and related infrastructure investment opportunities in the PRC.

It is proposed that new HHI Shares will be issued pursuant to the Spin-off. In connection with the Spin-off, HHI Warrants will be distributed to Qualifying Shareholders. HHI Group would be a "major subsidiary" of the Company as defined under paragraph 19 of the Listing Agreement as the pre-tax trading profits of HHI Group is expected to represent more than 15% of those of the Group and the Spin-off, if it proceeds, may constitute a material dilution of Hopewell's interest in the HHI Group. Depending on the expected Offer Price and the expected market capitalisation of HHI, the Spin-off may also constitute a major transaction for the Company under Chapter 14 of the Listing Rules. As such, the Spin-off is subject to the approval of the Hopewell Shareholders under Chapter 14 and Practice Note 15 of the Listing Rules.

Subject to the Spin-off, HHI will adopt the Share Option Scheme. Hopewell Shareholders' approval is also required for the Share Option Scheme.

As the interests in relation to the Spin-off of all Hopewell Shareholders (including the single largest shareholder and/or controlling shareholders) as shareholders are not different, all Hopewell Shareholders are entitled to vote on the Spin-off. All Hopewell Shareholders are also entitled to vote on the adoption of the Share Option Scheme.

## THE SPIN-OFF

### 1. The Spin-off

The exact structure of the Spin-off will be decided by the Directors but is at present expected to be effected by way of Offering which will comprises a Public Offer in Hong Kong and an International Offer, and will be accompanied by a separate listing of HHI Shares and the HHI Warrants on the main board of the Stock Exchange. The International Offer is expected to include a placing of new HHI Shares with professional, institutional and other investors. It is presently expected that approximately 25% of the issued capital of HHI as enlarged by the Offering will initially be made available under the Offering. The exact size of the Offering and the exact apportionment between the International Offer and the Public Offer are yet to be finally determined. HHI Warrants are also expected to be distributed free of consideration to Hopewell Shareholders who are Qualifying Shareholders by way of assured entitlements on the basis of one (1) HHI Warrant for every whole multiple of ten (10) Hopewell Shares held by them on the Record Date by way of a special interim distribution in kind. Other details of the HHI Warrants will be set out in the Prospectus. Upon the successful conclusion of the Offering, HHI Shares and HHI Warrants will be listed on the main board of the Stock Exchange. It is expected that the Hopewell Group's percentage interest in the share capital of HHI will be reduced from the current level of 100% to approximately 75% immediately following the Offering (before taking account of the Over-allotment Option) because of dilution as a result of the Offering. Such percentage interest may be further reduced upon the exercise of the Over-allotment Option, the BOC Option, the HHI Warrants and options to be granted under the Share Option Scheme on or after the Listing Date. The Company will make necessary arrangements to ensure compliance with relevant requirements under the Listing Rules when BOC exercises the BOC Option.

### 2. Separate Listing of HHI Shares

The Hopewell Shares will continue to be listed on the main board of the Stock Exchange after the implementation of the Spin-off. The listing of the HHI Shares and HHI Warrants on the main board of the Stock Exchange is conditional upon the conditions stated in paragraph 9 below.

An application has been made to the Stock Exchange for the listing of and permission to deal in the HHI Shares in issue and any new HHI Shares to be issued pursuant to the Spin-off as set out in the Prospectus to be issued by HHI in due course, the HHI Warrants and any new HHI Shares that may be issued pursuant to the exercise of HHI Warrants and the exercise of options under the Share Option Scheme.

Subject to the granting of the listing of, and permission to deal in, HHI Shares and HHI Warrants on the main board of the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the HHI Shares and HHI Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

3. **Businesses of the Group and the HHI Group**

The Group is principally engaged in the development, investment and operation of properties, hotels and toll roads, bridges, tunnels and related infrastructure projects in Hong Kong and the PRC. The Group's operations include four divisions, being toll roads, properties, hospitality and construction. In anticipation of the Spin-off, Hopewell is considering the implementation of the Reorganisation under which HHI will become the holding company for the Group's highway infrastructure business including the following projects:

| Name of project | Description | Length | HHI Group's interest |
|---|---|---|---|
| The Guangzhou-Shenzhen Superhighway | An expressway from Huanggang in Shenzhen to Guangdan in Guangzhou and is now in operation. | 122.8 km | Profit sharing interest as stipulated in the joint venture contract, presently 50% for the first 10 years commencing from 1 July 1997, 48% for the next 10 years and 45% for the final 10 years |
| The Guangzhou East-South-West Ring Road | An expressway consisting of the east, south and west ring of the Guangzhou ring road system and is now in operation. | 38 km | Sharing of interest in net cash flow as stipulated in the joint venture contract, presently 45% for the first ten years commencing from 1 January 2002, 37.5% for the next 10 years and 32.5% for the final 10 years |

| Name of project | Description | Length | HHI Group's interest |
|---|---|---|---|
| The Guangzhou-Zhuhai Superhighway (the "Western Delta Route") | Phase 1 of the Western Delta Route is an expressway from the Hainan Interchange of the Guangzhou East-South-West Ring Road to Shunde and is now under construction. | 14.7 km | 50% interest in net operating income (subject to formal contract) |
| | Phases 2 and 3 will be from the southern end of Phase 1 to Zhongshan and are now under active planning. | Approximately 42 km | Equity interest to be negotiated |

These projects are under the joint control of the HHI Group and its joint venture partners (i.e. the HHI Group does not have absolute control over these projects). With the exception of the Western Delta Route, the existing projects have been completed and are operational.

The Group's involvement in the development of the Pearl River Delta region's highway network stems from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the Pearl River Delta region following the PRC's economic reforms in the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the Pearl River Delta region's growth potential, and its economic integration with Hong Kong, would both depend on and support the creation of an integrated highway network within the region.

The HHI Group has a clear business focus, distinct from that of the Hopewell Group. The primary business objectives of the HHI Group will be to initiate, promote, develop and operate strategically important roads, bridges, tunnels and related infrastructure projects in the Guangdong Province, and particularly the Pearl River Delta region; to enhance and maximize the financial returns of existing toll road operations; and to continue to seek and identify toll road and related infrastructure investment opportunities in the PRC. In terms of "strategically important", it means those road projects which will be important to the traffic or profitability of a project or projects of the HHI Group; or to the acquiring by the HHI Group of projects rights; or to the achieving or maintaining of the strategic position of the road project(s) of the HHI Group in the overall highway system or network; or to the HHI Group in its overall business plan.

The Directors consider that HHI is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the Pearl River Delta region in particular. The Directors also believe that the HHI Group's track record in successfully completing PRC toll expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects.

After the Reorganisation, the Hopewell Group will continue to hold an interest in the following projects:

| Name of project | Description | Length | Hopewell Group's interest |
|---|---|---|---|
| Shunde Roads | An open highway system consisting of four interconnecting highways and eight bridges in Shunde and is now in operation. | 102.4 km | 25% interest |
| Shunde 105 Road | An open highway, being the Shunde section of the National Highway 105 in Shunde and is now in operation. | 32 km | 30% interest |

The management of HHI has adopted a policy that, in general, the HHI Group will only participate in closed system expressway projects, which are designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions (as opposed to open system highways which are designed to facilitate access to local townships/regions along the highway), unless the size of the project makes it justifiable for the HHI Group to do otherwise or if there are other special circumstances. Consequently, Shunde Roads and Shunde 105, which are not expressways, are excluded from the HHI Group. Shunde Roads and Shunde 105 contributed only about 0.1% and 2.3% of Hopewell's earnings before interest and tax for the years ended 30 June 2001 and 30 June 2002, respectively. Accordingly, the interests in Shunde Roads and Shunde 105 do not form a major operation of the Hopewell Group. There is no direct competition between the projects of the HHI Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. The HHI Group has no present intention of acquiring the Hopewell Group's interest in Shunde Roads and the Shunde 105. However, it is possible that when the time is right in the future for the development of Phase 3 of the Western Delta Route, depending on the final alignment of the route, the HHI Group may seek to acquire the 22.8 km Bigui Road section (or certain part thereof) of Shunde Roads for the purpose of that project (the total length of Shunde Roads is 102 km and Hopewell Group's interest in Shunde Roads is 25%). Any such acquisition would be subject to compliance with all relevant provisions of the Listing Rules. It should be noted that Phases 2 and 3 of the Western Delta Route are only in the planning stage, but they are being actively pursued.

The unaudited proforma combined profit from ordinary activities before taxation of HHI Group for the years ended 30 June 2000, 2001 and 2002 and ten months ended 30 April 2003 prepared in accordance with IFRS were approximately HK$548.50 million, HK$628.85 million, HK$560.78 million and HK$459.99 million respectively, and the unaudited proforma combined profit from ordinary activities after taxation and minority interests of HHI Group for the same periods were HK$518.95 million, HK$600.62 million, HK$532.43 million and HK$433.70 million respectively. The

unaudited proforma combined net asset value of the HHI Group as at 30 June 2000, 2001 and 2002 and 30 April 2003 prepared in accordance with IFRS were HK$1,888.61 million, HK$2,489.85 million, HK$821.10 million and HK$1,246.91 million respectively.

The unaudited figures set out in this circular may be subject to adjustment upon finalisation of the audit.

4. **Intended use of proceeds**

HHI presently intends to use the anticipated net proceeds of approximately HK$2,778-3,640 million from the subscription of new Shares under the Spin-off for the following purposes:

(a) approximately HK$1,800-2,500 million is expected to be used towards investments in new toll roads, bridges, tunnels and related infrastructure projects which HHI intends to pursue;

(b) approximately HK$550 million is expected to be used for repayment of shareholders' loans advanced by the Hopewell Group for the Guangzhou East-South-West Ring Road project;

(c) approximately HK$370 million is expected to be used for repayment of outstanding bank loans from BOC; and

(d) the balance is expected to be used for future corporate and general working capital purposes of the HHI Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on short-term deposits with banks or other financial institutions or held in the form of other treasury instruments. In the event that the final net proceeds are to be below the range of HK$2,778-3,640 million, a subsequent Hopewell Shareholders' approval of the Spin-off may be required as the description of the Spin-off in this circular may no longer apply. Further announcement and/or circular may be issued subject to the requirements of the Listing Rules.

5. **Reasons for and benefits of the Spin-off**

The Directors consider that the Spin-off will be beneficial for both Hopewell and HHI based on the following reasons:

(a) a separate listing of HHI will increase the operational and financial transparency of HHI and provide the investors, the investment market and rating agencies with greater clarity on the businesses and financial status of Hopewell and HHI;

(b) a separate listing of HHI will provide more diversified funding sources (and maybe on better terms as a result of the greater clarity referred to above) for HHI to finance its existing operations and future expansion. The Directors believe this will provide financial resources for HHI's continuing expansion, thereby avoiding Hopewell and HHI having to increase their gearing to fund this expansion;

(c) the separate listing will also allow HHI to establish a higher profile as a separate listed entity with the ability to access the debt and equity capital markets to fund the development and expansion of its PRC projects;

(d) based on the proposed structure which should promote infrastructure development in the PRC, the separate listing of HHI will allow HHI to achieve its valuation potential which in turn will be beneficial to the Hopewell Shareholders as a whole;

(e) the Hopewell Group will also receive repayment of certain of the shareholder's loans borrowed by the HHI Group for the Guangzhou East-South-West Ring Road project from the proceeds of the Offering; and

(f) the separate listing will provide a separate benchmark through the stock performance of HHI Shares to measure HHI management's performance which also serves as a management incentive.

Following the Spin-off, Hopewell will be interested in not less than 50% of the issued shares of HHI and should continue to be an attractive investment opportunity given the diversified mix of income flow from its existing business (toll income, property, hospitality) and future projects, including (i) the potential development of the Mega Tower project next to Hopewell Centre; and (ii) the potential development of properties in the PRC. After the Spin-off, Hopewell would retain a sufficient level of operations and assets of its own, excluding its interest in HHI, to satisfy independently the profit requirements of Rule 8.05 of the Listing Rules as required by paragraph 3(c) of PN15.

6. **Effects of the Spin-off**

(i) *Shareholding structure prior to the Spin-off*

A simplified shareholding structure of HHI immediately prior to the Spin-off is set out as follows:


Hopewell Holdings Limited
(Hong Kong)
100%
Supreme Choice Investments Limited
(BVI)
100%
Dover Hills Investments Limited
(BVI)
100%
Delta Roads Limited
(Cayman Islands)
100%
Anber Investments Limited
(BVI)
100%
Hopewell Highway
Infrastructure Limited
(Cayman Islands)

(ii) *Proposed shareholding structure*

A simplified shareholding structure of HHI immediately following completion of the Spin-off (before taking account of the Over-allotment Option, the BOC Option and the HHI Warrants) is set out as follows:


Hopewell Holdings Limited
(Hong Kong)
100%
Supreme Choice Investments Limited
(BVI)
100%
Dover Hills Investments Limited
(BVI)
100%
Delta Roads Limited
(Cayman Islands)
100%
Anber Investments Limited
(BVI)
Public
approximately 75%
approximately 25%
Hopewell Highway
Infrastructure Limited
(Cayman Islands)

(iii) *Hong Kong taxation and stamp duty*

Under current legislation, the implementation of the Spin-off is, of itself, not expected to have any adverse Hong Kong tax consequence for the Hopewell Shareholders, except that those persons who are treated for tax purposes as securities dealers may be subject to profits tax in respect of any gain resulting from the dealings in the HHI Warrants distributed pursuant to the Spin-off.

Dealings in the HHI Shares and HHI Warrants registered on HHI's Hong Kong branch register of members will be subject to Hong Kong stamp duty.

(iv) *General*

Hopewell Shareholders in Hong Kong are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Spin-off. It is emphasised that none of Hopewell, HHI or their respective professional advisers or any other parties involved in the Spin-off or their respective directors will accept any responsibility for any tax effect on, or liabilities of, the Hopewell Shareholders.

7. **Relationship with Hopewell Group**

The HHI Group has its own functional departments, including a project management department, an engineering department, and an accounts department, all of which operate independently from the Hopewell Group. Immediately after the Spin-Off, the majority of the directors of HHI will not hold directorships on the Board. Save for Sir Gordon Ying Sheung Wu, Mr. Eddie Ping Chang Ho and Mr. Thomas Jefferson Wu, the directors of HHI will not have any management roles in Hopewell Group immediately after the Spin-Off. Immediately after the Spin-Off, the HHI Board will also include 4 independent non-executive directors who oversee internal control and provide checks and balances over the HHI Board's decision-making on significant transactions or transactions involving a potential conflict of interests. Based on the above, the HHI Group is able to function independently of the Hopewell Group.

The existing connected transactions between members of the HHI Group and members of the Hopewell Group (which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules) include (i) lease arrangements between the Hopewell Group and the HHI Group for certain office and car parking spaces in Hopewell Centre; (ii) provision of insurance advisory services by HCNH Insurance Brokers Limited (an associated corporation of Hopewell) to the HHI Group; and (iii) sharing of administrative services between the Hopewell Group and the HHI Group.

In connection with the Spin-off, the Hopewell Group will give certain indemnities to the HHI Group in relation to certain tax liabilities of the HHI Group. In addition, following completion of the Spin-off, if HHI Group's jointly controlled entity is unable to obtain the required land use right certificates for the section of the Guangzhou East-South-West Ring Road within Guangzhou in certain circumstances and the HHI Group suffers loss as a result, the Hopewell Group will also indemnify the HHI Group against such loss as provided in the indemnity. Hopewell has been advised by PRC legal advisers that they have not found any legal impediment to the obtaining of such land use right certificates.

HHI has agreed with the Stock Exchange, that after the Listing Date, the HHI Group will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, and Hopewell has agreed with the Stock Exchange that after the Listing Date it will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, in each case as if the joint venture enterprises which are operating the Guangzhou-Shenzhen Superhighway and the Guangzhou East-South-West Ring Road and the joint venture enterprise to be established to operate Phase 1 of the Western Delta Route (collectively the "JV Enterprises") were subsidiaries for such purposes, provided that Chapter 14 of the Listing Rules will not apply to any transactions pursuant to or for the purposes

of implementing the Sino-foreign co-operative joint venture contracts in respect of the JV Enterprises or any existing arrangements or dealings in relation to such projects or the JV Enterprises, as may be varied from time to time. However, any variation of such contracts or arrangements which affects HHI Group's economic interest in the JV Enterprises by more than 3% of the consolidated net tangible assets as disclosed in the latest published accounts of HHI or Hopewell (as the case may be) will be subject to Chapter 14 of the Listing Rules.

8. **Non-compete undertaking**

In connection with the Spin-off, in order to have a clear delineation between the businesses of the Hopewell Group and the HHI Group, Hopewell will give a non-compete undertaking to HHI to the effect that for so long as Hopewell is a controlling shareholder (as that term is defined in the Listing Rules) and remains the single largest shareholder of HHI, Hopewell will not (by itself or through its subsidiaries, excluding the HHI Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC save and except the following:

(1) toll road projects of which:

(i) the Hopewell Group was offered an opportunity to acquire or be involved or participate; and

(ii) the independent non-executive directors (as such is defined in the Listing Rules) of HHI has separately reviewed and decided that the HHI Group should decline such an opportunity to acquire or be involved or participate;

(2) toll road projects in which the independent non-executive directors of HHI have separately reviewed and decided to invite Hopewell or its designated subsidiary to engage or participate jointly with the HHI Group, for which such engagement or participation of the Hopewell Group is considered by the independent non-executive directors to be in the interests of general shareholders of HHI;

(3) interests in equity securities issued by any company engaged in the business of PRC tolled road projects which are listed on a recognised stock exchange provided that the interest held directly or indirectly by the Hopewell Group represents not more than 15% of the total issued share capital of such company and the Hopewell Group does not control the board of the relevant company; or

(4) the 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105 presently held by the Hopewell Group.

HHI will make an announcement in the event that the independent non-executive directors of HHI have separately reviewed and decided that HHI Group should decline an opportunity to acquire or be involved or participate while such opportunity is taken up by the Hopewell Group.

9. **Conditions**

Pursuant to the Listing Rules, HHI is regarded as a major subsidiary of Hopewell and dilution in Hopewell's equity interest in HHI is, depending on the expected Offer Price and the expected market capitalisation of HHI, considered to be material after the implementation of the Spin-off and may constitute a major transaction under the Listing Rules. The Offering and Spin-off will be conditional on, among other things, the following:

(a) the Hopewell Shareholders passing the ordinary resolution at the EGM to approve the Spin-off;

(b) the Listing Committee granting approval for the listing of, and permission to deal in (i) all the HHI Shares in issue and to be issued pursuant to the Offering, the Share Option Scheme to be adopted by HHI and the exercise of the HHI Warrants and (ii) the HHI Warrants; and

(c) the obligations of the underwriters, under the underwriting agreements to be entered into between, among others, HHI and the underwriters in respect of the Offering ("Underwriting Agreements") becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by or on behalf of the underwriters) and the Underwriting Agreements not being terminated in accordance with their terms or otherwise, on or before the dates and times to be specified therein.

If these and any other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Offering will lapse and a notice will be published by HHI and/or Hopewell as soon as practicable following such lapse.

## DISTRIBUTION OF HHI WARRANTS

In order to permit Hopewell Shareholders to participate directly in the benefit which may accrue from holding interests in HHI's equity share capital (and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" rules), Qualifying Shareholders will be entitled to be allocated HHI Warrants in the ratio of one (1) HHI Warrant for every whole multiple of ten (10) Hopewell Shares held by them on the Record Date by way of a special interim distribution in kind. Any Qualifying Shareholder holding less than ten (10) Hopewell Shares as specified above will not be allocated with any HHI Warrant and HHI Warrants will not be issued or allocated in fractions. The certificates for the HHI Warrants will be despatched before the Listing Date. In that regard, Hopewell has applied to the Stock Exchange for and has been granted a waiver from strict compliance with paragraph 3(f) of PN15 regarding the assured entitlement right of Hopewell Shareholders to HHI Shares on the basis that the HHI Warrants represent a better way of providing an equity entitlement to Hopewell Shareholders than a conventional preferential offer. The Board is of the view that the HHI Warrants will provide a time/option value over and above the "intrinsic" value, offer more flexibility in timing for subscribing for HHI Shares, and are transferable and do not present Hopewell Shareholders with an immediate need to fund their subscription of HHI Shares.

**Hopewell Shareholders should note that their entitlements to HHI Warrants may represent HHI Warrants not in a multiple of a full board lot of HHI Warrants, and dealings in odd lot HHI Warrants may be below their prevailing market price.** Subject to the Listing Committee granting approval for the listing of, and permission to deal in, the HHI Warrants and the HHI Shares to be issued pursuant to the exercise of the HHI Warrants, the HHI Warrants may be traded on the Stock Exchange. The HHI Warrants and the underlying HHI Shares have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States, and may not be exercised, offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the U.S. Securities Act and applicable state securities laws. Upon exercise, the HHI Shares may not be offered, sold, pledged or otherwise transferred at any time, except pursuant to offers and sales that occur outside the United States in accordance with Regulation S or pursuant to one or more other exemptions for offers and sales of securities not involving a public offering under the U.S Securities Act and any applicable state laws of the United States. Each Hopewell Shareholder who receives HHI Warrants will also be deemed to have made certain representations to acknowledge and comply with applicable U.S. transfer and exercise restrictions. In connection with exercise of the HHI Warrants, holders must complete and sign a subscription form which contains certain certifications with respect to U.S. restrictions.

Assuming full exercise of the HHI Warrants, the number of HHI Shares to be issued pursuant thereto will represent approximately 12% of the Offer Shares and approximately 3% of the total enlarged issued share capital of HHI after the Offering (before taking account of the Over-allotment Option).

The Prospectus containing, amongst other matters, further details of the HHI Warrants will be despatched to the Qualifying Shareholders in due course. Overseas Shareholders will not be entitled to any HHI Warrants (as such distribution to Hopewell Shareholders residing in certain jurisdictions may be illegal), but will receive, for information only, the Prospectus.

## CLOSURE OF REGISTER OF MEMBERS

The register of members of Hopewell will be closed from 15 July 2003 to 16 July 2003 (both days inclusive) (or such later date(s) as the Board may determine) for the purpose of determining the entitlement of Hopewell Shareholders to the HHI Warrants. No transfer of the Hopewell Shares may be registered during that period. Last day of dealing in Hopewell Shares cum-entitlements to HHI Warrants is expected to be on 10 July 2003. In order to qualify for the distribution of the HHI Warrants, all transfers must be lodged with the Registrar by no later than 4.00 p.m. on 14 July 2003 (or such later date as the Board may determine). However, if the Spin-off does not occur by 31 October 2003, the Board may determine another date for closure of the register of members of the Company for the purpose of determination of entitlement to the HHI Warrants and further announcement will be made to inform Hopewell Shareholders in due course.

## FINANCIAL EFFECTS OF THE SPIN-OFF

Following the implementation of the Spin-off and Offering, the net tangible asset value of Hopewell will be increased as a result of the issue by HHI of the Offer Shares at an expected price above its underlying net tangible asset value. Hopewell's interest in HHI will initially be reduced from 100% to approximately 75% (before taking account of the Over-allotment Option) and the contribution from HHI will be correspondingly reduced.

### Effect on Net Tangible Asset Value

The proforma adjusted net tangible asset value of the Hopewell Group will be adjusted upwards, from approximately HK$15.75 to the range of approximately HK$16.39 to HK$17.13 per Hopewell Share as set out below.

| | | **Per Hopewell Share** |
|---|---|---|
| | *HK$ million* | *HK$* *(Note 2)* |
| Audited consolidated net tangible assets of the Group at 30 June 2002 | 13,794 | 15.75 |
| Increase in the net tangible asset value of the Group arising from the Offering *(Note 1)* | 563-1,209 | 0.64-1.38 |
| Proforma adjusted net tangible assets | 14,357-15,003 | 16.39-17.13 |

Increase in the net tangible asset value of the Group arising from the Offering is calculated based on a preliminary range of valuation for the Offering as estimated by the Sponsor.

*Notes:*

1. Increase in the net tangible asset value of the Group arising from the Offering is calculated based on the following assumptions:

    a. The net proceeds from the Offering are estimated to be in the range of HK$2,778-3,640 million.

    b. The Offering was completed on 30 June 2002.

    c. The amounts due to the Group by HHI Group to be capitalized pursuant to the group reorganization of HHI amounted to HK$4.5 billion.

    d. The calculation takes no account of any HHI Shares which may fall to be issued upon exercise of the HHI Warrants, the BOC Option and the Over-allotment Option or which may be issued or repurchased by HHI and the operating results of the Group subsequent to 30 June 2002.

2. The audited consolidated net tangible assets per Hopewell Share and the proforma adjusted net tangible assets per Hopewell Share are based on 875,982,121 Hopewell Shares in issue at 30 June 2002.

**Earnings**

Following the implementation of the Offering, Hopewell's interest in HHI will initially be reduced from 100% to approximately 75% (before taking account of the over-allotment Option). As a result, the Group's earning contribution from HHI will be reduced. The audited profit attributable to Hopewell Shareholders for the year ended 30 June 2002 prepared in accordance with accounting principles generally accepted in Hong Kong was approximately HK$340 million, of which profit of approximately HK$536 million was contributed by HHI. The loss of the Hopewell Group (i.e. excluding the HHI Group) for that year was mainly due to interest rate differential between the bank interest income derived from the covenant defeasance trust accounts and the interest expense on the US$400 million notes due 2007 and US$200 million notes due 2004 in the amount of approximately HK$129 million and the payment of premium of approximately HK$112 million for the early redemption of the notes due 2007. The early redemption arose as a result of a financing decision and is non-operational in nature and non-recurring. Further, the effect of the interest rate differential has since been substantially reduced with the early redemption of the notes due 2007 in August 2002.

The following proforma analysis of the profit attributable to Hopewell Shareholders and the earnings per Hopewell Share was prepared on the assumption that the Offering was completed at the beginning of the financial year ended 30 June 2002 and does not take into account of the following:

(a) the contribution to the earnings of the Group from the proceeds generated from the Offering;

(b) any contribution to the Group's earnings from a reduction in interest expenses which may arise from a reduction of the Group's borrowings using proceeds from the Offering; and

(c) the profit from the deemed disposal by Hopewell of its interest in HHI.

The following table sets out the results of the illustrative proforma analysis in respect of the financial year ended 30 June 2002:

| | **Audited** | **Proforma** |
|---|---|---|
| Profit attributable to Hopewell Shareholders | HK$340 million | HK$206 million |
| Earnings per Hopewell Share *(Note)* | 38.8 cents | 23.5 cents |

*Note:* The earnings per share figures are calculated based on 875,982,121 Hopewell Shares in issue in the financial year ended 30 June 2002.

The difference between the audited and proforma profit attributable to Hopewell Shareholders of HK$134 million represents the decrease in the Group's profit by 25% of the profit of the HHI Group of HK$536 million on the assumption that 25% interest in HHI was disposed of by the Group at the beginning of the financial year ended 30 June 2002 and 75% interest in HHI was held by the Group throughout that financial year.

## SHARE OPTION SCHEME

The Share Option Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of such scheme is subject to the approval of the Hopewell Shareholders at the EGM. Please refer to Appendix II for a summary of the principal terms of the Share Option Scheme.

## EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, 16 July 2003 at 9:30 a.m. is set out on pages 48 to 49 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude members from attending and voting in person at the EGM. All Hopewell Shareholders are entitled to vote at the EGM.

## RECOMMENDATIONS

The Directors (including the independent non-executive directors, except Mr. Carmelo Ka Sze Lee) are of the view that the proposed Share Option Scheme and the Spin-off are in the interests of the Company and the Hopewell Shareholders and accordingly recommend the Hopewell Shareholders to vote in favour of the ordinary resolutions to approve the Share Option Scheme and the Spin-off as set out in the Notice of EGM on pages 48 to 49 of this circular. Mr. Carmelo Ka Sze Lee, an independent non-executive director of the Company, is a partner of Woo, Kwan, Lee & Lo, the legal advisers on Hong Kong law in relation to the Spin-off, which firm will receive normal professional fees in connection with the Spin-off. He is therefore considered not independent enough and has not participated in making such recommendation. Somerley, the independent financial adviser to the Hopewell Shareholders, considers that the Spin-off proposal is fair and reasonable so far as the Hopewell Shareholders are concerned and that the Spin-off is in the interests of Hopewell and its shareholders as a whole. Accordingly, Somerley recommends the Hopewell Shareholders to vote in favour of the resolution in relation to the Spin-off to be proposed at the EGM. The text of the letter from Somerley containing its advice and the principal factors and reasons taken into account as regards the Spin-off is set out on pages 23 to 33 of this circular. The Directors (including the independent non-executive directors, except Mr. Carmelo Ka Sze Lee) fully agree with the advice of Somerley.

## GENERAL

Citigroup has been appointed sponsor and global co-ordinator in respect of the Spin-off. The Board expects that the Prospectus containing, amongst other matters, further details of the HHI Warrants (including the exact basis of allocation) will be despatched to the Qualifying Shareholders in due course.

## ADDITIONAL INFORMATION

This circular is being distributed to the Hopewell Shareholders. This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Neither this circular nor anything contained herein shall form the basis of any contract or commitment whatsoever.

In connection with the Offering, the price of the Offer Shares may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Details of any intended stabilisation and how it will be regulated under the SFO will be contained in the Prospectus.

Your attention is drawn to the additional information contained in the Appendices to this circular.

Yours faithfully,
By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

*The following is the text of the letter of advice to the Hopewell Shareholders prepared by Somerley for the purpose of inclusion in this circular.*

Somerley Limited
Suite 3108, One Exchange Square
8 Connaught Place
Central
Hong Kong

30 June 2003

*To the shareholders of Hopewell Holdings Limited*

Dear Sir/Madam,

**POSSIBLE MAJOR TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED**

## INTRODUCTION

We refer to our appointment by Hopewell to advise you in respect of the proposed Spin-off of HHI. Details of the proposed Spin-off are contained in the circular to the Hopewell Shareholders dated 30 June 2003 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

The proposed Spin-off will result in the separate listing of the HHI Shares on the main board of the Stock Exchange by way of the Offering. It is presently expected that approximately 25% of the enlarged issued share capital of HHI immediately after the Offering will be available under the Offering comprising the Public Offer and the International Offer. An additional number of new HHI Shares will be issued under the Offering if the Over-allotment Option is exercised. The terms of the Offering are subject to finalisation and will be contained in the Prospectus to be issued by HHI.

In recognition of the requirement to provide assured entitlements to shareholders of Hong Kong listed companies under the Listing Rules in connection with spin-off proposals, it is presently intended that the Qualifying Shareholders will be entitled to be allocated HHI Warrants free of charge in the proportion of one HHI Warrant for every whole multiple of ten Hopewell Shares held by them on the Record Date. Holders of the HHI Warrants will be entitled to subscribe for new HHI Shares at the Offer Price within a three year period from the Listing Date. It is not within our terms of reference to advise the Qualifying Shareholders on their holding of or exercise of subscription rights attaching to the HHI Warrants. In this respect, the Qualifying Shareholders are recommended to consult their own professional advisers and refer to the information contained in the Circular and the Prospectus. We have also not considered the tax consequences of the Spin-off on the Hopewell Shareholders since

these are particular to their individual circumstances. In particular, Hopewell Shareholders who are subject to overseas taxation on securities dealing should consider their own tax position with regard to the distribution of the HHI Warrants and, if in doubt, should consult their own professional advisers.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors which we have assumed to be true, accurate and complete. We have sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed by them. We consider that the information which we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information, and we have no reason to doubt the truth and accuracy of the information provided to us or that any material facts have been omitted or withheld. We have, however, not conducted any independent investigation into the business and affairs of the Hopewell Group or the HHI Group. We have assumed that all representations contained or referred to in the Circular and made by the Directors were true at the date of the Circular and will continue to be true up to the date of the EGM.

## PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation with regard to the proposed Spin-off, we have taken into account the following principal factors and reasons:

### I. Reasons for and background to the proposed Spin-off

Sir Gordon Wu, Chairman of Hopewell, founded the businesses of the Group in 1963, which included principally property investment, development, construction, sales and management. The Hopewell Shares were listed in August 1972. Since listing, the Group's businesses have grown substantially wider in scope. The Group's current operations include four divisions, being (i) the toll roads division which engages in toll road business in Guangdong, the PRC; (ii) the property division which engages in the development, management and investment of properties in Hong Kong and the PRC; (iii) the hospitality division which engages in the ownership and management of hotels and food and beverage related operations; and (iv) the construction division which engages in the design, consulting and contracting business predominantly in Hong Kong.

In anticipation of the Spin-off, Hopewell is considering the implementation of the Reorganisation under which HHI will become the holding company for the Group's highway infrastructure business, including three of its principal toll road projects, being the Guangzhou-Shenzhen Superhighway, the Guangzhou East-South-West Ring Road and the Guangzhou-Zhuhai Superhighway. The primary objectives of the HHI Group will be (i) to initiate, promote, develop and operate strategically important roads, bridges, tunnels and related infrastructure projects in the Guangdong Province, particularly the Pearl River Delta region; (ii) to enhance and maximise the financial returns of existing toll road operations; and (iii) to continue to seek and identify toll road and related infrastructure investment opportunities in the PRC. The management of HHI has

adopted a policy that, in general, the HHI Group will only participate in closed system expressway projects (as opposed to open system highways) unless the size of the project makes it justifiable for the HHI Group to do otherwise or if there are other special circumstances.

After the Reorganisation, the Hopewell Group will continue the operations carried out by the property division, the hospitality division and the construction division, and will hold a 25% interest in the Shunde Roads project and a 30% interest in the Shunde 105 project (the "Shunde Projects"), both of which are open system highway projects. Given that the businesses of the other three divisions of the Hopewell Group are distinctly different from that of the HHI Group and the routing and areas covered by the Shunde Projects are different from those expressway projects being undertaken by the HHI Group, we concur with the Directors' view that there is no direct competition between the projects of the HHI Group on the one part and the Shunde Projects on the other and the separate listing of HHI will provide investors, the investment market and rating agencies with greater clarity on the businesses and financial status of Hopewell and HHI.

The Directors expect to see continuous growth in traffic demand within the Guangdong Province and the Pearl River Delta driven by the continuous economic growth in the PRC in general. This coupled with the Group's track record in successfully completing PRC toll expressway projects and the connections and reputation established by the Group and its directors and management within the PRC will lead to opportunities to participate in further projects. The Directors are of the view that the separate listing of HHI will allow HHI to establish a higher profile as a separate listed entity with the ability to access the debt and equity capital markets to fund the development and expansion of its PRC projects.

As disclosed in the paragraph headed "Intended use of proceeds" in the letter from the Board, the net proceeds from the Offering are expected to be in the range of HK$2,778 million to HK$3,640 million. Approximately HK$1,800 million to HK$2,500 million of the net proceeds from the Offering is expected to be used towards investments in new toll roads, bridges, tunnels and related infrastructure projects which HHI intends to pursue. These expenditures, in our view, are capital in nature and it would be appropriate to fund such expenditures by equity or long term funding of the HHI Group. Approximately HK$370 million of the net proceeds from the Offering is expected to be used for repayment of outstanding bank loans from BOC. To this end, we concur with the Directors' view that the Spin-off provides more diversified funding sources for HHI to finance its existing operations and future expansion. We also consider that this would be particularly in the interests of Hopewell, taking into account that approximately HK550 million of the net proceeds from the Offering is expected to be used for repayment of shareholders' loans advanced by the Hopewell Group for the Guangzhou East-South-West Ring Road project, as the Offering and the separate listing of HHI would reduce HHI's reliance on Hopewell for its funding requirements in future.

## II. Effects of the Spin-off on the Group

As stated in the letter from the Board contained in the Circular, the exact size of the Offering is yet to be finalised. Accordingly, the financial effects of the Spin-off as discussed below are based on a preliminary range of net proceeds to be raised from the Offering of HK$2,778 million to HK$3,640 million and distribution ratio for the HHI Warrants of one HHI Warrant for every ten Hopewell Shares held by the Qualifying Shareholders on the Record Date.

Should the final terms of the Offering result in the net proceeds to be raised from the Offering falling below the range of HK$2,778-3,640 million as stated herein, a subsequent Hopewell Shareholders' approval of the Spin-off may be required as the description of the Spin-off in the Circular may no longer apply.

(i) *Effect on net tangible asset value*

The expected effects of the Spin-off on the net tangible asset value of the Group are set out in the paragraph headed "Financial effects of the Spin-off" in the letter from the Board, which are summarised below. The calculation is based on a preliminary range of net proceeds to be raised from the Offering and assuming that (i) 25% of the enlarged issued share capital of HHI are made available under the Offering; (ii) the Offering was completed on 30 June 2002; (iii) shareholders' loans due by the HHI Group to the Group is capitalised to the extent of HK$4.5 billion; and (iv) the BOC Option and the Over-allotment Option are not exercised.

| | *(HK$ million)* | **Percentage increase** *(%)* | **Per Hopewell Share** *(HK$)* *(Note)* | **Percentage increase** *(%)* |
|---|---|---|---|---|
| Audited consolidated net tangible asset value of the Group as at 30 June 2002 | 13,794 | | 15.75 | |
| Proforma adjusted consolidated net tangible asset value of the Group after the Offering | | | | |
| (a) assuming net proceeds from the Offering of HK$2,778 million | 14,357 | | 16.39 | |
| (b) assuming net proceeds from the Offering of HK$3,640 million | 15,003 | | 17.13 | |
| Increase in proforma consolidated net tangible asset value | | | | |
| (a) assuming net proceeds from the Offering of HK$2,778 million | 563 | 4.1 | 0.64 | 4.1 |
| (b) assuming net proceeds from the Offering of HK$3,640 million | 1,209 | 8.8 | 1.38 | 8.8 |

*Note:* Based on 875,982,121 Hopewell Shares in issue as at the Latest Practicable Date and before taking into account any Hopewell Shares that may fall to be issued upon the exercise of the subscription rights attaching to the share options granted by Hopewell under the share option scheme adopted by the Company on 11 October 1994.

The increase in proforma consolidated net tangible asset value of the Group after the Offering arises from the issue of the Offer Shares under the Offering at an expected price above its underlying net tangible asset value. On the basis of the above, we are of the view that Hopewell and, indirectly, the Hopewell Shareholders, will benefit from the improvement in the net tangible asset value of the Group resulting from the Spin-off.

(ii) *Effect on earnings*

The expected effects of the Spin-off on the earnings of the Group as set out in the paragraph headed "Financial effects of the Spin-off" in the letter from the Board are summarised below. The calculation is based on the assumptions that (i) 25% of the enlarged issued share capital of HHI are made available under the Offering; (ii) the BOC Option and the Over-allotment Option are not exercised; and (iii) the Offering was completed at beginning of the financial year ended 30 June 2002.

| | **Profit attributable to Hopewell Shareholders** | **Percentage decrease** | **Per Hopewell Share** | **Percentage decrease** |
|---|---|---|---|---|
| | *(HK$ million)* | *(%)* | *(HK$)* *(Note)* | *(%)* |
| Audited profit attributable to Hopewell Shareholders for the year ended 30 June 2002 | 340 | | 0.388 | |
| Less: 25% of the unaudited proforma combined profits of the HHI Group of HK$536 million for the year ended 30 June 2002 | (134) | | (0.153) | |
| Proforma profit attributable to Hopewell Shareholders for the year ended 30 June 2002 after the Spin-off and the Offering | 206 | | 0.235 | |
| Decrease in proforma profit | 134 | 39.4 | 0.153 | 39.4 |

*Note:* Based on 875,982,121 Hopewell Shares in issue as at the Latest Practicable Date and before taking into account any Hopewell Shares that may fall to be issued upon the exercise of the subscription rights attaching to the share options granted by Hopewell under the share option scheme adopted by the Company on 11 October 1994.

As illustrated above, the proforma profit attributable to Hopewell Shareholders for the year ended 30 June 2002 assuming the Reorganisation and the Offering were completed at the beginning of the financial year would be HK$206 million, or HK$0.235 per Hopewell Share (calculated on the basis of the note above). These represent a 39.4% decrease from those before the Spin-off and the Offering.

We note from the annual report of the Group for 30 June 2002 that the Group exercised the option in August 2002 to early redeem certain notes (the "Notes") issued by a subsidiary of Hopewell, which would mature in August 2007. In accordance with the terms of the Notes, the Notes were redeemed at premium over face value. As a result, the Hopewell Group accrued finance costs of approximately HK$112 million in the profit and loss accounts for the year ended 30 June 2002, which represented the premium on early redemption of the Notes. Such finance costs arose solely as a result of a financing decision and was non-operational in nature. The loss of the Hopewell Group (excluding the HHI Group) for the year ended 30 June 2002 was also partly attributable to interest rate differential between the bank interest income derived from the covenant defeasance trust accounts and the interest expense on the US$400 million Notes and the US$200 million notes due 2004 in the amount of approximately HK$129 million. The effect of such interest differential has since been substantially reduced with the early redemption of the Notes in August 2002.

It should be noted that the above analysis has not taken into consideration any new opportunities and benefits which the Spin-off and the Offering may possibly bring to Hopewell and HHI, in particular those that are consequential to the availability of the proceeds from the Offering and the separate listing status of HHI. On this basis and taking into account the improvement in the net tangible assets, working capital and gearing position of the Group after the Offering, on balance, we consider the decrease in the profit attributable to Hopewell Shareholders as illustrated above, though substantial, is acceptable to the Hopewell Shareholders.

As discussed in (i) above, the Offering is expected to result in an increase in net tangible assets in the range of HK$563 million to HK$1,209 million on the basis of the preliminary range of net proceeds of HK$2,778 million to HK$3,640 million from the Offering. These represent gain on deemed disposal of interest in the HHI Group and translate to a gain of approximately HK$0.64 to HK$1.38 per Hopewell Share on the basis of 875,982,121 Hopewell Shares in issue as at the Latest Practicable Date. Such gain is non-recurring in nature and shall be reflected in the profit and loss accounts of the Group for the year ending 30 June 2004 if the Offering takes place therein. It should be noted that the aforesaid gain on deemed disposal of interest in the HHI Group is calculated based on a number of assumptions including, among others, the Offering was completed on 30 June 2002 and has not taken into account the financial position of the HHI Group after 30 June 2002. Accordingly, the actual gain on deemed disposal to be recognised by the Group, which will be calculated by reference to the financial position of the HHI Group at the time of completion of the Offering, may be different from the above calculation.

(iii) *Effect on working capital of the Group*

As disclosed in the paragraph headed "Intended use of proceeds" in the letter from the Board contained in the Circular, the net proceeds to be raised from the Offering are estimated to be in the range of HK$2,778 million to HK$3,640 million. In view of the fact that fresh capital will be raised from the Offering and HHI shall remain a subsidiary of Hopewell after the Offering, we are of the view that the working capital position of the Group would be improved as a result of the Offering, which is in the interests of Hopewell and its shareholders as a whole.

(iv) *Effect on gearing position of the Group*

As disclosed in the audited consolidated balance sheet of the Group as at 30 June 2002 contained in the annual report of the Group, the Group had shareholders' equity of approximately HK$13,794.2 million and borrowings (net of restricted/pledged bank deposits and bank and cash balances) of approximately HK$2,295.5 million. The gearing ratio of the Group (calculated as net borrowings to shareholders' equity) as at 30 June 2002 was approximately 16.6%. On the basis of the financial position of the Group as at 30 June 2002 and taking into account the lower end of the range of estimated net proceeds of HK$2,778 million to be raised from the Offering and that approximately HK$370 million cash raised from the Offering is expected to be used for repayment of outstanding bank loans advanced by BOC to the HHI Group, the Group would have a net cash position after the Offering. We consider this is in the interest of Hopewell and its shareholders as a whole.

(v) *Effect on shareholding in the HHI Group*

Immediately following the Offering and on the assumption that the Over-allotment Option and the BOC Option are not exercised, Hopewell's shareholding interest in the HHI Group would be reduced by approximately 25% to 75% before the exercise of any subscription rights attaching to the HHI Warrants. HHI will remain a subsidiary of Hopewell and the financial results of the HHI Group will continue to be consolidated into the accounts of the Group.

On the basis of one HHI Warrant to be issued for every ten Hopewell Shares held by the Qualifying Shareholders on the Record Date and assuming that (i) all the 875,982,121 Hopewell Shares in issue as at the Latest Practicable Date (but before taking into account any Hopewell Shares that may fall to be issued upon the exercise of the subscription rights attaching to the share options granted by Hopewell under the share option scheme adopted by the Company on 11 October 1994) are held by Qualifying Shareholders; and (ii) the Over-allotment Option and the BOC Option are not exercised, the shareholding of Hopewell in the HHI Group would further be diluted to 72.8% upon exercise in full of the subscription rights attaching to the HHI Warrants.

(vi) *Business of the Hopewell Group*

After the Spin-off, in addition to its 75% interest in the HHI Group (assuming the Over-allotment Option and the BOC Option are not exercised and before the exercise of any subscription rights attaching to the HHI Warrants), the Hopewell Group will continue its businesses carried out by the property, hospitality and construction divisions and also continue to hold a 25% interest in the Shunde Roads project and a 30% interest in the Shunde 105 project. In connection with the Spin-off, Hopewell will give a non-competition undertaking (the "Non-Competition Undertaking") to HHI to the effect that for so long as Hopewell is a controlling shareholder (as defined in the Listing Rules) and remains the single largest shareholder of HHI, Hopewell will not (by itself or through its subsidiaries, excluding the HHI Group) engage in the investment in toll road projects (including bridges and tunnels) in the PRC save and except in certain occasions as detailed in the paragraph headed "Non-compete undertaking" in the letter from the Board.

As disclosed in the 2002 annual report of Hopewell, turnover from businesses other than infrastructure projects of over HK$900 million represented approximately 80.3% of the Group's total turnover for the year ended 30 June 2002. Assets deployed for businesses other than infrastructure projects of HK$14.9 billion accounted for approximately 64.4% of the Group's total assets as at 30 June 2002. In view of the level of turnover as well as assets attributable to the Non-HHI Business, we consider that the Hopewell Group remains to have a substantial and viable business after the Spin-off, generating a diversified mix of income flow from its Non-HHI Business (toll income, property and hospitality) and future projects including the potential development of the Mega Tower project next to Hopewell Centre in Hong Kong and other properties in the PRC. To this end, taking into account the fact that the Group will be interested in not less than 50% of the issued shares of HHI and share the future growth and results of the HHI Group after the Offering, we are of the view that the Non-Competition Undertaking would not adversely affect the Hopewell Group and the Non-HHI Business will have sufficient operations and assets as a separate listed entity.

We also note that, save for the sharing of certain administrative and ancillary services and leasing of office and car parking spaces, the HHI Group will operate substantially independent of the Hopewell Group. We are advised by the Directors that, of the eight proposed executive directors of HHI, three are also executive Directors of Hopewell. The remaining five proposed executive directors of HHI will not have any management role in the Hopewell Group immediately after the Spin-off. There will also be four independent non-executive directors of HHI. We consider that, given HHI will remain a subsidiary of Hopewell, the board composition of HHI reflects the interest of Hopewell in HHI and yet enables HHI to maintain a management team sufficiently independent of Hopewell.

III. **Effect of the Offering on Hopewell Shareholders**

(i) *Distribution of HHI Warrants*

Subject to the Stock Exchange granting listing of, and permission to deal in, the HHI Shares and the HHI Warrants on the Stock Exchange, HHI Warrants will be issued free of charge to the Qualifying Shareholders by way of special interim distribution by Hopewell so as to enable Qualifying Shareholders to participate in the Spin-off. It is currently intended that Qualifying Shareholders will be allocated one HHI Warrant free of consideration for every ten Hopewell Shares held by them on the Record Date. Holders of the HHI Warrants will be entitled to subscribe for HHI Shares at an initial subscription price (subject to adjustment) equals to the Offer Price for a period of three years from the Listing Date.

Under paragraph 3(f) of Practice Note 15 of the Listing Rules, the Hopewell Shareholders should be offered an assured entitlement to shares in HHI, either by way of a distribution in specie of existing shares in HHI or by way of preferred application in any offering of existing or new shares in HHI. In this regard, Hopewell has applied to the Stock Exchange for and has been granted a waiver from strict compliance with the requirements of paragraph 3(f) of Practice Note 15 of the Listing Rules, on the basis that the distribution of HHI Warrants represents a better way of providing an equity entitlement in HHI for Hopewell Shareholders than a conventional preferential offer. The Directors consider that the distribution of HHI Warrants provides Hopewell Shareholders with more flexibility in terms of timing for subscription of HHI Shares. The HHI Warrants also represent a transferable entitlement to HHI Shares which can be traded on a "nil-paid" basis and would carry a time value over and above the value of the underlying HHI Shares. In this connection, we concur with the Directors' view that the distribution of the HHI Warrants provides a means to enable the Qualifying Shareholders to participate in the Spin-off and reduce the extent of the dilution in their attributable interest in the HHI Group as a result of the Offering. We consider it fair and reasonable for the Hopewell Shareholders to be allocated with the HHI Warrants free of consideration.

Hopewell Shareholders should note that the entitlements to HHI Warrants may represent HHI Warrants not in a multiple of a full board lot of HHI Warrants, and dealings in odd lots of HHI Warrants may be below their prevailing market price. Subject to the Listing Committee granting approval for the listing of, and permission to deal in, the HHI Warrants and the HHI Shares to be issued pursuant to the HHI Warrants, the HHI Warrants will be traded on the main board of the Stock Exchange.

(ii) *Dilution of interest in the HHI Group*

The table below sets out the dilutive effect of the Offering on the Hopewell Shareholders' attributable interest in the HHI Group based on the current expected structure of the Offering and the distribution of HHI Warrants to Qualifying Shareholders in the ratio of one HHI Warrant for every ten Hopewell Shares held by them on the Record Date.

| | **Attributable interest of Hopewell Shareholders in the HHI Group** *(%)* |
|---|---|
| Before the Offering | 100 |
| Immediately after the Offering but before the exercise of any subscription rights attaching to the HHI Warrants (assuming the Over-allotment Option and the BOC Option are not exercised) | 75.0 |
| Immediately after the Offering and exercise in full of the subscription rights attaching to the HHI Warrants (assuming all the 875,982,121 Hopewell Shares in issue as at the Latest Practicable Date are held by Qualifying Shareholders and that the Over-allotment Option and the BOC Option are not exercised) | 75.7* |

* Such interest represents the aggregate interest of the Company and the interest of the Hopewell Shareholders in the HHI Shares.

On the above basis, the attributable interest of the Hopewell Shareholders in the HHI Group, taking into account full exercise of the HHI Warrants, will be diluted by approximately 24.3% to 75.7%. In our opinion, such dilution, albeit not immaterial, would be acceptable to Hopewell Shareholders taking into consideration the benefits which may be derived from the Spin-off as discussed in the paragraphs headed "Reasons for and background to the proposed Spin-off" and "Effects of the Spin-off on the Group" above.

IV. **Conditions of the Offering**

Your attention is drawn to the paragraph headed "Conditions" under the section headed "The Spin-off" in the letter from the Board contained in the Circular.

The Offering and the Spin-off are conditional on, among other things, the Hopewell Shareholders passing an ordinary resolution at the EGM to approve the Spin-off. As the interests of all Hopewell Shareholders are identical to each other in respect of the Spin-off, all Hopewell Shareholders (including the single largest and/or controlling shareholders) are entitled to vote on

the Spin-off. Pursuant to paragraph 3(e) of Practice Note 15 of the Listing Rules, in any case where the controlling shareholder votes through a spin-off proposal in face of significant minority opposition, the Stock Exchange would expect to receive a report from the independent financial adviser as to the discussions at the relevant general meeting.

In addition to the approval by the Hopewell Shareholders of the Spin-off, the Offering and the Spin-off are also conditional on, among other things, the Listing Committee granting approval for the listing of the HHI Shares and the HHI Warrants, and the obligations of the Underwriters becoming unconditional and the Underwriting Agreements not being terminated. Accordingly, the Spin-off and the Offering may not proceed if the aforesaid and other applicable conditions are not fulfilled or waived.

**RECOMMENDATION**

Having taken into consideration the principal factors and reasons as set out above, we are of the view that the Spin-off (including the distribution of HHI Warrants) is fair and reasonable so far as the Hopewell Shareholders are concerned and that the Spin-off is in the interests of Hopewell and its shareholders as a whole. Accordingly, we recommend the Hopewell Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Spin-off proposal.

Yours faithfully,
for and on behalf of
**SOMERLEY LIMITED**
**M. N. Sabine**
*Chairman*

## INDEBTEDNESS

At the close of business on 30 April 2003, Hopewell and its subsidiaries had outstanding secured bank loans and overdrafts amounting to HK$2,627 million, unsecured bank loans and overdrafts amounting to HK$216 million, unsecured notes payable amounting to HK$1,513 million (in relation to which an amount of HK$1,737 million are in deposit in an irrevocable defeasance trust account for the benefit of the holders of the notes) and other unsecured loans amounting to HK$47 million. The secured borrowings as described above were secured by charges over the properties and other assets of Hopewell Group. On the same date, Hopewell Group had contingent liabilities in respect of guarantee given by Hopewell Group for bank loan facilities granted to a jointly controlled entity amounting to HK$707 million, undertakings given by Hopewell Group in the agreement for the disposal of interest in a former subsidiary, and claims raised against the Group in connection with the Group's investments in infrastructure projects.

Save as aforesaid or as otherwise mentioned herein, and apart from intra-group liabilities, Hopewell and its subsidiaries did not have outstanding at the close of business on 30 April 2003 any mortgages, charges, debentures, loan capital, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance or acceptance credits or hire purchase commitments, finance lease commitments, guarantees or other material contingent liabilities.

## FINANCIAL AND TRADING PROSPECTS

After the Spin-off, in addition to its approximately 75% interest in the HHI Group (assuming the Over-allotment Option and the BOC Option are not exercised), the Hopewell Group will continue its businesses carried out by the property, hospitality and construction divisions and also continue to hold a 25% interest in the Shunde Roads project and a 30% interest in the Shunde 105 project (together, the "Non-HHI Business"). The property and hospitality divisions include investment properties of Hopewell Centre in Wanchai, International Trademart in Kowloon Bay and Panda Hotel in Tsuen Wan generating operating rental and operating income. Hopewell Group is also planning development of its other properties in Wanchai, located near the Hopewell Centre, further phases of its joint venture property development of Nova Taipa Gardens in Macau, as well as development of properties in the PRC. The Board considers that with the clear delineation and separation of the different operations, the Hopewell management will be in a strengthened position to further develop and optimise the value of the Non-HHI Business, but at the same time still benefit from its majority shareholding in HHI.

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 30 June 2002, being the date up to which the latest published audited consolidated accounts of the Company were made.

## WORKING CAPITAL

Taking into account the net proceeds of the Offering of approximately HK$2,778-3,640 million, the available banking facilities and the internal resources of the Group, the Directors are of the view that the Group has sufficient working capital for its present requirements.

## SUMMARY OF TERMS

The following is a summary of the principal terms of the rules of the Share Option Scheme. It does not form part of, nor is it intended to be part of the rules of the Share Option Scheme and it should not be taken as affecting the interpretation of the rules of the Share Option Scheme. The directors of HHI reserve the right at any time prior to the EGM to make such amendments to the Share Option Scheme as they may consider necessary or appropriate provided that such amendments do not conflict in any material aspects with the summary in this Appendix:-

(A) The purpose of the Share Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees (whether full-time or part-time) of each member of the HHI Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI Group; (iii) any consultants, professional and other advisers to each member of the HHI Group; (iv) any chief executives or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI; and (vi) any employees (whether full-time or part-time) of substantial shareholder of HHI (the "Participants"), and for such other purposes as the HHI Board may approve from time to time.

(B) The Share Option Scheme is conditional upon (i) the passing of an ordinary resolution approving the adoption of the Share Option Scheme by the sole shareholder of HHI and authorising the directors of HHI to grant Options to subscribe for HHI Shares thereunder and to allot and issue HHI Shares pursuant to the exercise of any Options granted under the Share Option Scheme; (ii) the approval of the Share Option Scheme by the Hopewell Shareholders in general meeting; (iii) the obligations of the underwriters under the underwriting agreements in respect of the Offering becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the underwriters) and not being terminated in accordance with the terms of the underwriting agreements or otherwise; (iv) the Listing Committee granting approval of the listing of, and permission to deal in, (a) the HHI Shares in issue and to be issued as mentioned in the Prospectus and (b) any HHI Shares to be issued pursuant to the exercise of Options under the Share Option Scheme; and (v) the commencement of dealings in the HHI Shares on the Stock Exchange. If the above conditions are not satisfied on or before the date which is 90 days after the date of the Prospectus, the Share Option Scheme shall forthwith determine and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Share Option Scheme.

(C) The HHI Board may, at its discretion, invite any Participant to take up Options. In determining the basis of eligibility of each Participant, the HHI Board would take into account such factors as the HHI Board may at its discretion consider appropriate.

(D) No offer of the grant of an Option shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive

information has been published pursuant to the requirements of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the HHI Board (as such date is first notified by HHI to the Stock Exchange in accordance with the Listing Rules) for the approval of HHI's interim or annual results; and (ii) the deadline for HHI to publish its interim or annual results announcement under the Listing Rules, and ending on the date of the results announcement, no Option may be granted.

(E) Offer of an Option ("Offer") shall be deemed to have been accepted by any Participant who accepts an Offer in accordance with the terms of the Share Option Scheme or (where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the original grantee ("Grantee") and the Option to which the Offer relates shall be deemed to have been granted and to have taken effect when the duplicate of the offer letter comprising acceptance of the Option duly signed by the Grantee together with a remittance in favour of HHI of HK$1.00 by way of consideration for the granting thereof is received by HHI within 28 days from the date of the Offer. Such remittance shall in no circumstances be refundable. The subscription price for HHI Shares is calculated in accordance with paragraph (F) below.

(F) The subscription price for HHI Shares under the Share Option Scheme will be at least the highest of (i) the closing price of the HHI Shares as stated in the Stock Exchange's daily quotations sheet on the date on which an Offer is accepted by the Grantee (or, if such date is not a Business Day, the next following Business Day, "Grant Date"); (ii) a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the Grant Date (provided that the new issue price shall be used as the closing price for any Business Day falling within the period before listing of the HHI Shares where HHI has been listed for less than 5 Business Days as at the Grant Date); and (iii) the nominal value of a HHI Share.

(G) (i) The total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option scheme of HHI shall not in aggregate exceed 10% of the total number of HHI Shares in issue immediately following completion of the Offering, that is 288,000,000 HHI Shares, unless HHI obtains a fresh approval from the HHI Shareholders pursuant to (ii) below.

(ii) Subject to (iv) below, HHI may seek approval of its shareholders in general meeting for refreshing the 10% limit set out in (i) above such that the total number of HHI Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of HHI under the limit as refreshed shall not exceed 10% of the total number of HHI Shares in issue as at the date of approval to refresh such limit. Options previously granted under the Share Option Scheme and any other share option schemes (including those outstanding,

cancelled, lapsed in accordance with the Share Option Scheme or any other share option schemes or exercised options) will not be counted for the purpose of calculating such limit as refreshed. In such a case, HHI shall send a circular to its shareholders containing the information required under the Listing Rules.

(iii) Subject to (iv) below, HHI may seek separate approval by its shareholders in general meeting for granting Options beyond the 10% limit provided the Options in excess of such limit are granted only to Participants specifically identified by HHI before such approval is sought. In such a case, HHI shall send a circular to its shareholders containing the information required under the Listing Rules.

(iv) Notwithstanding any other provisions of the Share Option Scheme, the maximum number of HHI Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of HHI shall not exceed 30% of the total number of HHI Shares in issue from time to time. No options may be granted under the Share Option Scheme and any other share option schemes of HHI if this will result in such limit being exceeded.

(H) Subject to the provisions of the Share Option Scheme and the Listing Rules, the HHI Board may when making an offer of grant of an Option impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit.

(I) (i) The maximum entitlement for any one Participant is that the total number of HHI Shares issued and to be issued upon exercise of the Options granted to each Participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of HHI Shares in issue.

(ii) Any further grant of Options to a Participant which would result in the HHI Shares issued and to be issued upon exercise of all options granted and to be granted to such Participant under the Share Option Scheme and any other share option schemes of HHI (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the HHI Shares in issue shall be subject to HHI Shareholders' approval in general meeting with such Participant and his associates abstaining from voting. The number of HHI Shares subject to the Options to be granted and the terms of the Options to be granted to such Participants shall be fixed before HHI Shareholders' approval and the date of the HHI Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

(J) (i) Any grant of Options to a Participant who is a director, chief executive or substantial shareholder (all with the meaning as ascribed under the Listing Rules) of HHI or their respective associates must be approved by the independent non-executive directors of HHI (excluding independent non-executive director who is the Grantee).

(ii) Where the HHI Board proposes to grant any Option to a Participant who is a substantial shareholder (with the meaning as ascribed under the Listing Rules) or an independent non-executive director, or any of their respective associates would result in the HHI Shares issued and to be issued upon exercise of all options already granted and to be granted under the Share Option Scheme and any other share option schemes of HHI (including options exercised, cancelled and outstanding) to him in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of HHI Shares in issue; and

(2) having an aggregate value, based on the closing price of the HHI Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the HHI Shareholders in general meeting. In such a case, HHI shall send a circular to its Shareholders containing all those terms as required under the Listing Rules. All connected persons of HHI must abstain from voting at such general meeting (except that any connected person may vote against the relevant resolution provided that his intention to do so has been stated in the circular). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

(K) An Option may be exercised in accordance with the terms of the Share Option Scheme at any time during the period to be determined by the HHI Board at its absolute discretion and notified by the HHI Board to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the date upon which any particular Option is granted in accordance with the Share Option Scheme ("Option Period"). Subject to paragraphs (U) to (W) below, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the Option Period.

(L) Unless otherwise determined by the HHI Board and specified in the offer letter to be given to the Participant at the time of the offer of the Option, there is neither any performance target that needs to be achieved by the Grantee before an Option can be exercised nor any minimum period for which an Option must be held before the Option can be exercised.

(M) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any Option. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which a Grantee commits a breach of the foregoing.

(N) If the Grantee ceases to be a Participant for any reason other than on his death or the termination of his employment, directorship, office or appointment on one or more of the grounds specified in paragraph (P) below, the Grantee may exercise the Option up to his

entitlement at the date of cessation (to the extent he is entitled to exercise at the date of cessation but not already exercised) within the period of 3 months (or such longer period as the HHI Board may determine) following the date of such cessation, which date shall be the last actual working day with the relevant company whether salary is paid in lieu of notice or not, or the last date of office, appointment or directorship in the relevant company, as the case may be. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(O) If the Grantee dies before exercising the Option in full and none of the events which would be a ground for termination of his employment, directorship, office or appointment under paragraph (P) below arises, the personal representative(s) of the Grantee shall be entitled to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent not already exercised) within a period of 6 months or such longer period as the HHI Board may determine from the date of death. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(P) An Option shall lapse automatically (to the extent not already exercised) on the date on which the Grantee ceases to be an employee, director, consultant, professional adviser or chief executive of the relevant company or substantial shareholder of HHI (as the case may be) by reason of the termination of his employment, directorship, office or appointment on the grounds that he has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty.

(Q) In the event a notice is given by HHI to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up HHI, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, HHI shall on the same date as or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representative(s)) shall be entitled to exercise all or any of his Option at any time not later than 2 Business Days prior to the proposed general meeting of HHI by giving notice in writing to HHI, accompanied by a payment for the full amount of the aggregate subscription price for the HHI Shares in respect of which the notice is given, whereupon HHI shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant HHI Shares to the Grantee credited as fully paid. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(R) (i) In the event a general offer by way of take-over is made to all the holders of HHI Shares (other than by way of scheme of arrangement pursuant to (ii) below) (or all such holders other than the offeror and/or any person controlled by the offeror and/or

any person acting in association or concert with the offeror) and if such offer becomes or is declared unconditional prior to the expiry of the relevant Option Period, the Grantee (or his personal representative(s)) may by notice in writing to HHI within 21 days of the notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice.

(ii) If a general offer by way of scheme of arrangement is made to all the holders of HHI Shares and has been approved by the necessary number of holders of HHI Shares at the requisite meetings, the Grantee (or his personal representative(s)) may thereafter (but only until such time as shall be notified by HHI, after which it shall lapse) exercise the Option (to the extent which has become exercisable and not already exercised) to its full extent or to the extent specified in such notice.

(iii) If a compromise or arrangement between HHI and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of HHI or its amalgamation with any other company or companies (other than a general offer or a scheme of arrangement contemplated in (ii) above), HHI shall give notice thereof to the Grantee on the same date as it despatches the notice which is sent to each shareholder or creditor of HHI summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of two months thereafter and the date on which such compromise or arrangement is sanctioned by the Court, exercise any of his Options (to the extent which has become exercisable and not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective. Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the Share Option Scheme. HHI may require the Grantee (or his personal representative(s)) to transfer or otherwise deal with the HHI Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such HHI Shares been subject to such compromise or arrangement.

(S) The HHI Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of HHI for the time being in force and will rank pari passu in all respects with the fully paid HHI Shares in issue on the date of allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

(T) In the event of any alteration in the capital structure of HHI whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, sub-division or consolidation of HHI Shares or reduction of capital, excluding any alteration in the capital structure of HHI as a result of an issue of HHI Shares as consideration in respect of a transaction to which HHI is a party, such corresponding alterations (if any) certified in writing by an independent financial adviser or the auditors for the time being of HHI to be in their opinion as fair and reasonable will be made in the number of HHI Shares subject to the Options so far as unexercised and/or the subscription price, provided that such alterations shall give a Grantee the same proportion of the issued share capital of HHI as that to which he is previously entitled, but so that no such alteration shall be made the effect of which would enable a HHI Share to be issued at less than its nominal value.

(U) The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is conditionally adopted by resolution of the sole shareholder of HHI.

(V) The HHI Board may, with the consent of the relevant Grantee, at any time at its absolute discretion cancel any Option granted but not exercised. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the Option is cancelled by the HHI Board as provided above.

(W) HHI by resolution in general meeting or the HHI Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect.

(X) The provisions of the Share Option Scheme may be altered in any respect by resolution of the HHI Board except that provisions relating to the class of persons eligible for the grant of Options and all such other matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the HHI Shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the HHI Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

(Y) The HHI Board has not yet determined the time frame on the granting of the Options under the Share Option Scheme and the number of HHI Shares for which any Grantee may subscribe upon exercise of an Option. Accordingly, the HHI Board considers that it is premature and inappropriate to state the value of the Options for the time being in this circular.

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement herein misleading.

## 2. SHARE CAPITAL OF HOPEWELL

As at the Latest Practicable Date, the authorised share capital of Hopewell was HK$3,000,000,000 divided into 1,200,000,000 Hopewell Shares, of which 875,982,121 Hopewell Shares were issued and credited as fully paid.

## 3. DISCLOSURE OF INTERESTS

### (i) Directors' interest in contracts

No contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the Latest Practicable Date.

### (ii) Directors' interest in shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(1) *Beneficial interests and short positions in the Hopewell Shares*[(i)]

| Name of Director | Personal | Family | Corporate[(ii)] | Other | Total |
|---|---|---|---|---|---|
| Gordon Ying Sheung WU | 62,494,032 | 21,910,000[(iii)] | 111,250,000[(iv)] | 30,680,000 | 226,334,032 |
| Eddie Ping Chang HO | 19,360,000 | 246,000 | 2,050,000 | — | 21,656,000 |
| Thomas Jefferson WU | 24,350,000 | — | 820,000 | — | 25,170,000 |
| Henry Hin Moh LEE | 2,795,322 | — | — | — | 2,795,322 |
| Robert Van Jin NIEN | 100,000 | — | — | — | 100,000 |
| Guy Man Guy WU | 2,645,650 | — | — | — | 2,645,650 |
| Ivy Sau Ping KWOK WU | 21,910,000 | 112,554,032[(v)] | 61,190,000 | 30,680,000 | 226,334,032 |
| Linda Lai Chuen LOKE | — | 1,308,981 | — | — | 1,308,981 |
| David Yau-gay LUI | 8,537 | — | — | — | 8,537 |

*Notes:*

(i) These interests do not include those in underlying shares of equity derivatives of the Company. These interests need to be aggregated with those set out in sub-paragraph (2) below (if applicable) to give the total interests in the Company beneficially owned by the Directors.

All interests in the Hopewell Shares are long positions. None of the Directors or chief executives held any short position in the Hopewell Shares.

(ii) These Hopewell Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 21,910,000 Hopewell Shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 111,250,000 Hopewell Shares represent the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure includes 61,190,000 Hopewell Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The family interests of 112,554,032 Hopewell Shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 50,060,000 Hopewell Shares held by Sir Gordon Ying Sheung WU through corporations.

(2) *Beneficial interests and short positions in underlying shares of equity derivatives of the Company*

As at the Latest Practicable Date, the following Directors held outstanding share options granted under the share option scheme adopted by the Company on 11 October 1994 entitling them to subscribe for such number of Hopewell Shares as set out below:

| Name of Director | Date of Grant | Number of share options outstanding with exercise price per Hopewell Share of HK$6.15 | Period during which share options are exercisable |
|---|---|---|---|
| Josiah Chin Lai KWOK | 28 March 2002 | 3,000,000 | 28 September 2002 to 27 September 2005 |
| Thomas Jefferson WU | 3 April 2002 | 2,500,000 | 3 October 2002 to 2 October 2005 |
| Robert Van Jin NIEN | 1 April 2002 | 1,000,000 | 1 October 2002 to 30 September 2005 |
| Alan Chi Hung CHAN | 2 April 2002 | 1,000,000 | 2 October 2002 to 1 October 2005 |

*Note:* None of the Directors or chief executives held any short position in underlying shares of equity derivatives.

(3) *Beneficial interests and short positions in shares and underlying shares in associated corporations*

| Name of Director | Name of company | Personal | Family | Corporate | Total |
|---|---|---|---|---|---|
| Eddie Ping Chang HO | HCNH Insurance Brokers Limited | — | — | 600,000[i] | 600,000 |

*Notes:*

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 600,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-half of its issued share capital.

(ii) Certain Directors held shares in certain subsidiaries as nominees for their holding companies.

(iii) None of the Directors or chief executives held any short position in the shares or underlying shares of equity derivatives in the Company's associated corporations.

(4) *Beneficial interests in debentures in associated corporations*

The 9.875% Notes due 2004 for a face amount of US$4,850,000 issued by GSSH was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to exercise one-third or more of the voting power at its general meeting.

As at the Latest Practicable Date, none of the Directors or chief executives held any qualifying shares in the Company and/or any subsidiary of the Company.

Other than the Hopewell Shares and share options set out above, as at the Latest Practicable Date, none of other Directors or chief executive of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (as defined in Part XV of the SFO) which would be required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which a director or a chief executive would be taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(iii) **Service Contracts of Directors**

No Director has existing or proposed service contract with the Company which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

(iv) **Director's and Expert's Interests in Assets/Contracts and Other Interests**

None of the Directors is materially interested in any contract or arrangement entered into by any member of the Group subsisting at the date of this circular which is significant in relation to the business of the Group.

None of the Directors or Somerley has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 30 June 2002, being the date up to which the latest published audited consolidated accounts of the Company were made.

(v) **Substantial Shareholders**

Save as disclosed under the section headed "Directors' interest in shares and debentures" as at the Latest Practicable Date above, as at the Latest Practicable Date, the Company had not been notified by any person, not being a Director, of interests in the share capital of the Company required to be recorded in the register under Section 336 of the SFO.

(vi) **Others**

Mr. Carmelo Ka Sze Lee, an independent non-executive director of the Company, is a partner of Woo, Kwan, Lee & Lo, the legal advisers on Hong Kong law in relation to the Spin-off, which firm will receive normal professional fees in connection with the Spin-off.

## 4. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or its subsidiaries within two years preceding the date of this circular and which are or may be material:

(a) a Supplemental Indenture dated as of 7 February 2002 entered into between GSSH, Delta Roads Limited, Bankers Trust Company and Citibank, N.A. under which GSSH created an irrevocable defeasance trust with Citibank, N.A. as trustee holding the monies deposited with it for the benefit of the holders of US$200,000,000 9⅞% notes due 2004 and US$400,000,000 10¼% notes due 2007 issued by GSSH to effectuate a covenant defeasance in accordance with the indenture dated 11 August 1997 in connection with the issue of such notes;

(b) an Umbrella Purchase Agreement relating to certain land and assets on the site of Tanjung Jati B Power Station, Jepara, Central Java, Indonesia dated as of 26 March 2003 between P.T. Hi Power Tubanan 1, P.T. Central Java Power and Sumitomo Corporation under which P.T. Central Java Power and Sumitomo Corporation agreed to purchase from P.T. Hi Power Tubanan 1 certain land, building, civil and architectural works, machinery, equipment, documentation and other personal property and works in relation to the Tanjung Jati B power project in Indonesia for an aggregate consideration of approximately US$306.2 million (equivalent to approximately HK$2,388 million), payable in instalments;

(c) a Framework Agreement dated as of 30 March 2002 between P.T. Perusahaan Listrik Negara (Persero), P.T. Hi Power Tubanan 1, Tubanan Power Ltd., P.T. Impa Energi, P.T. Tosplant Engineering Indonesia, Tanjung Jati Construction (BVI) Limited, Sumitomo Corporation and Indonesia Slipform (L) Ltd. ("the Framework Agreement") which set forth various agreements to be entered into so as to effect the termination of the then existing arrangements between, among others, P.T. Hi Power Tubanan 1 and PT Perusahaan Listrik Negara (Persero) in relation to the Tanjung Jati B power project in Indonesia and their replacement by new arrangements between, among others, Sumitomo Corporation and PT Perusahaan Listrik Negara (Persero); and

(d) an Amended and Restated Framework Agreement dated as of 23 May 2003 between P.T. Perusahaan Listrik Negara (Persero), P.T. Hi Power Tubanan 1, Tubanan Power Ltd., P.T. Impa Energi, P.T. Tosplant Engineering Indonesia, Tanjung Jati Construction (BVI) Limited, Sumitomo Corporation, Indonesia Slipform (L) Ltd. and P.T. Central Java Power under which the parties agree to amend and restate the Framework Agreement, including to extend the time for achievement of the settlement date to 20 September 2003.

## 5. LITIGATION

As at the Latest Practicable Date, neither Hopewell nor any of its subsidiaries is engaged in any litigation or claims of any material importance and there is no litigation or claims of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

## 6. CONSENTS OF EXPERT

The following are the qualifications of the expert who has given an opinion or advice contained in this circular:

| Name | Qualifications |
|---|---|
| Somerley Limited | A licensed corporation under the SFO |

The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of the text of its letter and references to its name, in the form and context in which they respectively appear. The Independent Financial Adviser does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

## 7. GENERAL

The registered office of the Company is 64th floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. The registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The company secretary of the Company is Mr. Peter Yip Wah LEE, who is a solicitor of the High Court of Hong Kong.

The translation into Chinese language of this circular is for reference only. In case of any inconsistency, the English version shall prevail.

## 8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of Woo, Kwan, Lee & Lo, 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any business day from the date of this circular until 16 July 2003:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in paragraph 4 above;

(c) the letter from Somerley, the text of all of which are set out on pages 23 to 33 to this circular;

(d) the letter of consent from Somerley, as referred to in this Appendix;

(e) the audited consolidated accounts of the Company for the two years ended 30 June 2002; and

(f) the circular(s) issued pursuant to the requirements set out in Chapter 14 of the Listing Rules in respect of each notifiable transaction since 30 June 2002, the date of the latest published audited accounts.

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of the shareholders of HOPEWELL HOLDINGS LIMITED (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, 16 July 2003 at 9:30 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

## ORDINARY RESOLUTIONS

1. "**THAT** subject to the approval of the Spin-off (as defined below) being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited,

   (a) the Spin-off be and is hereby approved; and

   (b) the board of directors of the Company be and are hereby authorised on behalf of the Company to approve and implement the Spin-off and all incidental matters and to take all actions in connection therewith or arising therefrom relating to the Spin-off as they shall think fit.

   "Spin-off" means the offer of the shares ("HHI Shares") in Hopewell Highway Infrastructure Limited, a subsidiary of the Company, to the public for subscription, the distribution of warrants for subscription of new HHI Shares ("HHI Warrants") by way of a special interim distribution in kind to certain qualifying shareholders of the Company and the offer of HHI Shares to certain professional, institutional and other investors, as more particularly described in the circular dated 30 June 2003, subject to any variations or changes which are considered by the Company's directors not to be material."

2. "**THAT** the share option scheme (the "Share Option Scheme") of Hopewell Highway Infrastructure Limited, a subsidiary of the Company, the terms of which are contained in the document marked "A" and produced to the meeting and for the purpose of identification signed by a director of the Company and a summary of which is set out in a circular dated 30 June 2003 contained in the document marked "B" and despatched to the shareholders of the Company of which the notice convening this meeting forms part and produced to the meeting and for the

purpose of identification signed by a director of the Company be and is hereby approved and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or desirable in order to give effect to the Share Option Scheme."

By order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 30 June 2003

*Registered Office:*
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**Notes:**

(1) Any member entitled to attend and vote at the meeting is entitled to appoint up to two proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The circular dated 30 June 2003 referred to in this notice which contains the summary of the Share Option Scheme will be separately despatched to the shareholders of the Company.

(6) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

# 此乃要件　請即處理



**閣下對本通函任何方面或對應採取之行動如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已將名下之合和實業有限公司股份全部售出**，應立即將本通函送交買主，或經手買賣之銀行、持牌證券交易商或其他代理商，以便轉交買主。

**本通函所述之合和公路基建認股權證不會向於記錄日期之登記地址為香港以外地區之合和股東提呈。在美國境內或由美國人士（該詞語之定義見S規例）接受、轉售、其他轉讓及行使合和公路基建認股權證，以及於行使時之合和公路基建股份，均須受若干限制，及僅於根據若干限制進行方獲批准。**

**本通函不構成認購或購買任何證券之要約或邀請，亦不計作邀請進行該要約或邀請。**

**HOPEWELL HOLDINGS LIMITED**

**（合和實業有限公司）**

*（依據公司條例在香港註冊成立之有限公司）*

**有關分拆**
**合和公路基建有限公司**
**(HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED)**
**及於香港聯合交易所有限公司**
**主板**
**獨立上市之可能進行主要交易、**
**合和公路基建有限公司**
**分派合和公路基建認股權證**
**及認股權計劃**

**就分拆擔任合和實業有限公司股東**
**之獨立財務顧問**

**新百利有限公司**

**合和公路基建有限公司之保薦人**

**花旗環球金融亞洲有限公司**

citigroup

合和實業有限公司謹訂於2003年7月16日上午9時30分假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東特別大會，有關通告載於本通函第48至第49頁。無論　閣下會否出席該大會，務請　閣下按照隨附之代表委任表格上印備之指示盡快填妥並交回合和實業有限公司位於香港皇后大道東一八三號合和中心六十四樓之註冊辦事處，惟無論如何必須最遲於股東特別大會或其任何續會舉行時間四十八小時前送達。　閣下填妥及交回代表委任表格後仍可親自出席股東特別大會或其任何續會，並於會上投票。

2003年6月30日

# 預期時間表

2003年

| | |
|---|---|
| 買賣附帶合和公路基建認股權證權益之合和股份最後一日 | 7月10日 |
| 交回股東特別大會之代表委任表格之最後時限 | 7月14日上午9時30分 |
| 股東特別大會 | 7月16日上午9時30分 |
| 辦理登記合和股份以享有合和公路基建認股權證權益之最後時限 | 7月14日下午4時正 |
| 暫停辦理本公司股東登記手續 | |
| 由 | 7月15日 |
| 至 | 7月16日 |
| 釐定合和股東之合和公路基建認股權證權益之記錄日期 | 7月16日 |

*附註：* 倘分拆並無於2003年10月31日前進行，董事局或會決定另一日期暫停辦理本公司股東登記手續，以便釐定合和公路基建認股權證配額，並將於適當時候另行發表公佈，通知合和股東。

# 目　錄

頁次

*在此份通函中，除文義另有所指外，以下用語各具下列相應意思：*

| | |
|---|---|
| 「Anber」 | Anber Investments Limited，合和之全資附屬公司 |
| 「該等公佈」 | 本公司就分拆於2003年4月17日刊發之公佈及本公司就分拆及認股權計劃於2003年6月30日刊發之公佈 |
| 「聯繫人」 | 具有上市規則賦予該詞語之涵義 |
| 「董事局」 | 本公司董事局 |
| 「中銀」 | 中國銀行(香港)有限公司 |
| 「中銀選擇權」 | 合和於2000年授予當時之中國銀行(香港分行)(現由中銀承繼)之選擇權，向合和購買最多達5%之合和公路基建於合和公路基建股份在聯交所買賣之首日(「首個交易日」)之現有已發行股本；該項選擇權可於首個交易日起直至首個交易日後滿36個月之日(包括首尾兩天)止期間內行使，每股行使價為相等於每股合和公路基建股份之「首次公開招股價」(就此而言，合和公路基建股份透過售股在聯交所上市將為「首次公開招股」)(可根據選擇權協議作出調整)，惟根據該項行使將予收購之合和公路基建股份之數目，其總值最少為港幣一千萬元 |
| 「營業日」 | 指持牌銀行在香港營業及聯交所進行證券買賣業務之日(不包括星期六或星期日) |
| 「中央結算系統」 | 香港結算設立及管理之中央結算及交收系統 |
| 「花旗集團」或「保薦人」 | 花旗環球金融亞洲有限公司，根據證券及期貨條例被當作為持牌法團及為分拆之保薦人 |
| 「本公司」或「合和」 | 合和實業有限公司，於香港註冊成立之上市有限公司，其證券在聯交所主板上市及為合和公路基建之控股股東 |
| 「董事」 | 本公司董事 |

| | |
|---|---|
| 「股東特別大會」 | 本公司將於2003年7月16日舉行之股東特別大會，大會通告載於本通函第48至第49頁 |
| 「本集團」 | 本公司及其附屬公司 |
| 「廣深高速公路公司」 | 廣深高速公路(控股)有限公司，為合和之附屬公司 |
| 「合和公路基建」 | 合和公路基建有限公司(Hopewell Highway Infrastructure Limited)，在2003年1月14日於開曼群島註冊成立之有限公司，現時由Anber全資擁有，及為合和之另一家全資附屬公司 |
| 「合和公路基建董事局」 | 合和公路基建之董事局 |
| 「合和公路基建集團」 | 於分拆時，合和公路基建及其附屬公司 |
| 「合和公路基建股份」 | 合和公路基建股本中之股份 |
| 「合和公路基建認股權證」 | 合和以特別中期實物分派方式，將增設及發行予合資格股東之合和公路基建之認股權證(基準於本通函提述及將於招股章程進一步規定)，賦予持有人權利可由上市日期直至緊接上市日期第三周年前一日(包括該日)止任何時候按發售價認購新合和公路基建股份；每份認股權證將賦予可按相等於發售價(可予調整)之初步認購價，認購相等於發售價等值之新合和公路基建股份數目之權利，及須遵從本通函及招股章程所載之條款及條件(詳情將載於招股章程內)並受其規限 |
| 「香港」 | 中國香港特別行政區 |
| 「香港結算」 | 香港中央結算有限公司 |
| 「合和集團」 | 合和及其附屬公司，但不包括合和公路基建集團 |
| 「合和股東」 | 合和之股東 |
| 「合和股份」 | 合和股本中每股港幣2.50元之股份 |
| 「國際財務申報準則」 | 國際會計準則委員會頒佈之國際財務申報準則(包括國際會計準則及其詮釋) |
| 「獨立財務顧問」或「新百利」 | 新百利有限公司，就分拆擔任合和股東之獨立財務顧問 |

| | |
|---|---|
| 「國際發售」 | 就本通函所述之分拆(詳情將在招股章程內進一步提述)建議進行國際發售新合和公路基建股份 |
| 「國際包銷協議」 | 預期由(其中包括)合和公路基建、花旗集團及國際包銷商就有關國際發售訂立之包銷協議，詳情將在招股章程內進一步提述 |
| 「國際包銷商」 | 國際發售之包銷商 |
| 「最後實際可行日期」 | 2003年6月24日，即編印本通函前為確定當中所載某些資料之最後實際可行日期 |
| 「上市協議」 | 聯交所與合和訂立之上市協議 |
| 「上市委員會」 | 聯交所上市委員會 |
| 「上市日期」 | 合和公路基建股份及合和公路基建認股權證在聯交所開始買賣之首日 |
| 「上市規則」 | 聯交所證券上市規則 |
| 「發售價」 | 每股發售股份之最終價格(不包括經紀佣金、聯交所交易費及證監會交易徵費)，發售股份根據售股按此價格發行，並將按招股章程所述予以釐定 |
| 「發售股份」 | 根據售股將提呈以供認購之新合和公路基建股份 |
| 「售股」 | 公開發售及國際發售 |
| 「認股權」 | 指根據認股權計劃之條款認購合和公路基建股份之權利 |
| 「超額配股權」 | 根據國際包銷協議預計將由合和公路基建授予花旗集團(代表國際包銷商)之選擇權，要求合和公路基建就有關國際發售之超額分配及就合和公路基建股份採取之其他穩定價格行動按發售價發行最多達某數目之額外合和公路基建股份 |
| 「海外股東」 | 於記錄日期營業時間結束時，名列合和股東名冊上之地址為香港以外地區之合和股份登記持有人 |

| | |
|---|---|
| 「中國」 | 中華人民共和國，就本通函而言，不包括香港、澳門及台灣 |
| 「招股章程」 | 合和公路基建就售股及合和公路基建認股權證擬刊發之招股章程 |
| 「公開發售」 | 就本通函所述之分拆(詳情將在招股章程及有關申請表格內進一步提述)，建議在香港進行公開發售新合和公路基建股份 |
| 「合資格股東」 | 於記錄日期營業時間結束時名列合和股東名冊之合和股份持有人，不包括海外股東 |
| 「記錄日期」 | 2003年7月16日(可就本通函所載之董事局函件「暫停辦理股東登記手續」所述修改) |
| 「過戶處」 | 香港中央證券登記有限公司 |
| 「S規例」 | 美國證券法S規例 |
| 「重組」 | 本集團為籌備售股而進行之重組，詳情將載於招股章程 |
| 「證監會」 | 香港證券及期貨事務監察委員會 |
| 「證券及期貨條例」 | 香港法例第571章證券及期貨條例 |
| 「認股權計劃」 | 附錄二概述及合和公路基建有條件建議採納之認股權計劃 |
| 「分拆」 | 分拆合和公路基建股份及合和公路基建認股權證及在聯交所主板上市 |
| 「聯交所」 | 香港聯合交易所有限公司 |
| 「美國」 | 美利堅合眾國、其領土、屬地及屬於其司法管轄之所有地區 |
| 「美國證券法」 | 1933年美國證券法，如不時經修訂者 |
| 「仙」 | 港仙 |
| 「港幣」 | 香港幣值 |
| 「%」 | 百分比 |

**HOPEWELL HOLDINGS LIMITED**
**(合和實業有限公司)**

*(依據公司條例在香港註冊成立之有限公司)*

*董事：*
胡應湘爵士，KCMG, FICE* *(主席)*
何炳章先生* *(董事總經理)* **
郭展禮先生* *(董事副總經理)*
胡文新先生* *(營運總裁)*
李憲武先生##
嚴文俊先生*
胡文佳先生#
胡郭秀萍爵士夫人，JP##
陸勵荃女士#
繆世傑先生#
陳志鴻先生*
韋高廉先生*
雷有基先生*
楊鑑賢先生*
李嘉士先生#

*註冊辦事處：*
香港
皇后大道東一八三號
合和中心
六十四樓

*　*執行董事*
**　*亦為胡應湘爵士及胡郭秀萍爵士夫人之替任董事*
\#　*獨立非執行董事*
\##　*非執行董事*

敬啟者：

**有關分拆**
**合和公路基建有限公司 (Hopewell Highway Infrastructure Limited)**
**及於香港聯合交易所有限公司**
**主板**
**獨立上市之可能進行主要交易、**
**合和公路基建有限公司**
**分派合和公路基建認股權證**
**及認股權計劃**

## 緒言

茲參考該等公佈。誠如早前公佈，本公司已於2003年4月17日向聯交所提交有關分拆及批准已發行及根據售股將予發行之合和公路基建股份在聯交所主板上市及買賣之正式申請，及合和公路基建擬採納認股權計劃。

本通函之目的乃為了(1)向合和股東提供有關進行分拆之原因及利益之資料，以及按上市規則有關本公司主要交易之規定，提供有關分拆、分派合和公路基建認股權證及認股權計劃之資料；(2)刊載新百利之意見函件，當中載有其就分拆向合和股東提供投票意向之建議；(3)尋求合和股東批准分拆；及(4)尋求合和股東批准認股權計劃。

合和須遵從上市規則第十五項應用指引(「第十五項應用指引」)之分拆規定。除上市規則第十五項應用指引第3(f)段就合和股東獲取合和公路基建股份之保證配額權利之規定(已獲聯交所授出豁免，詳情請參閱下文「分派合和公路基建認股權證」一節)外，合和遵從第十五項應用指引之所有規定。

## 背景

本集團主要在香港及中國從事發展、投資及經營物業、酒店、收費公路、橋樑和隧道，以及相關之基建項目。基於進行分拆之計劃，合和現正考慮進行重組，當中涉及合和公路基建將成為本集團公路基建業務之控股公司，惟本集團於順德公路及順德105國道項目之權益除外。合和公路基建集團之業務重點清晰明確，有異於合和集團之業務。合和公路基建集團之主要業務目標將為倡議、推動、發展和經營廣東省，特別是珠江三角洲地區之重點公路、橋樑、隧道，以及相關之基建項目；加強及全面提升其投資組合中現有收費公路營運之財政回報；及繼續尋找及物色中國之收費公路、橋樑、隧道及相關基建投資之機會。

建議根據分拆將發行新合和公路基建股份。就分拆而言，合和公路基建認股權證將會分派予合資格股東。由於預期合和公路基建集團之除税前營業溢利相當於本集團之除税前營業溢利超過15%，故合和公路基建集團將成為本公司之「主要附屬公司」(定義見上市協議第十九段)，及倘進行分拆，可能構成重大攤薄合和於合和公路基建集團之權益。根據上市規則第十四章，分拆亦可能構成本公司之主要交易，惟須視乎預期發售價及合和公路基建之市值而定。因此，分拆須根據上市規則第十四章及第十五項應用指引，經合和股東批准方可作實。

如成功分拆，合和公路基建將採納認股權計劃，並須經合和股東批准，方可作實。

由於所有合和股東(包括單一最大股東及／或控股股東)就分拆之權益與作為股東之權益完全一致，所有合和股東均有權就分拆投票。而所有合和股東亦同樣有權就採納認股權計劃投票。

## 分拆

### 1. 分拆

分拆之實際架構將由董事決定，但按現時之預期將透過售股(將包括在香港公開發售及國際發售)進行，及聯同之合和公路基建股份及合和公路基建認股權證在聯交所主板獨立上市。預期國際發售包括向專業、機構及其他投資者配售新合和公路基建股份。現時預期經售股擴大後之合和公路基建已發行股本約25%將初步可根據售股提呈發售。售股之實際數量及國際發售與公開發售之實際攤分比例仍有待最終釐定。此外，預期合和公路基建認股權證將以特別中期實物分派方式，透過保證配額無償分派予身為合資格股東之合和股東，基準為合和股東於記錄日期每持有十(10)股合和股份之整數倍數獲發一(1)份合和公路基建認股權證。合和公路基建認股權證之其他詳情將載於招股章程內。當售股成功完成後，合和公路基建股份及合和公路基建認股權證將在聯交所主板上市。預期合和集團於合和公路基建股本中之權益百分比水平將因售股而由現時之100%攤薄至緊隨售股後約75%(未計超額配股權前)。該權益百分比可能因於上市日期或之後，因行使超額配股權、中銀選擇權、合和公路基建認股權證及根據認股權計劃將予授出之認股權而進一步削減。本公司將作出必需安排，以確保當中銀行使中銀選擇權時，遵從上市規則之有關規定。

### 2. 合和公路基建股份獨立上市

合和股份將於分拆實行後繼續在聯交所主板上市。合和公路基建股份及合和公路基建認股權證在聯交所主板上市須待下文第9段所列之條件達成後，方可作實。

本公司已向聯交所申請批准已發行合和公路基建股份及合和公路基建於適當時候根據分拆將發行之任何新合和公路基建股份(詳情載於招股章程內)、合和公路基建認股權證及因行使合和公路基建認股權證及根據認股權計劃之認股權而可能發行之任何新合和公路基建股份上市及買賣。

一經合和公路基建股份及合和公路基建認股權證獲准在聯交所主板上市及買賣，以及本公司符合香港結算之股份收納規定後，合和公路基建股份及合和公路基建認股權證將獲香港結算接納為合資格證券，自上市日期或香港結算可能決定之其他日期起，可於中央結算系統內記存、結算及交收。聯交所參與者之間之交易須於交易後第二個營業日在中央結算系統內交收。中央結算系統內之所有活動均須依據其不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

## 3. 本集團及合和公路基建集團之業務

本集團主要在香港及中國從事發展、投資及經營物業、酒店、收費公路、橋樑、隧道及相關基建項目。本集團之營運包括四個部門，即收費公路、物業、酒店及建築工程。基於進行分拆之計劃，合和現正考慮進行重組。據此，合和公路基建將成為本集團公路基建業務（包括以下項目）之控股公司：

| 項目名稱 | 概況 | 長度 | 合和公路基建集團之權益 |
|---|---|---|---|
| 廣州－深圳高速公路 | 由深圳皇崗至廣州廣氮之高速公路，現已通車。 | 122.8公里 | 按合營企業合同規定分佔溢利權益，現時由1997年7月1日起計首10年為50%，其後10年為48%及最後10年為45% |
| 廣州東南西環高速公路 | 包括廣州環形公路系統之東、南及西環之高速公路，現已通車。 | 38公里 | 按合營企業合同規定分佔淨現金流動權益，現時由2002年1月1日起計首10年為45%，其後10年為37.5%及最後10年為32.5% |

| 項目名稱 | 概況 | 長度 | 合和公路基建集團之權益 |
|---|---|---|---|
| 廣珠西線高速公路(「珠江三角洲西岸幹道」) | 珠江三角洲西岸幹道一期為由廣洲東南西環高速公路海南立交至順德之高速公路，現正興建中。 | 14.7公里 | 營運收入淨額之50%權益(受正式合同限制) |
| | 第二及第三期將由一期南端起至中山，現正積極籌劃中。 | 約42公里 | 將商談股權 |

該等項目由合和公路基建集團及其合營企業夥伴共同控制(即合和公路基建集團對該等項目並無絕對控制權)。除珠江三角洲西岸幹道外，現有項目均已完成及通車。

本集團參與發展珠江三角洲地區之公路網絡，乃基於合和預期廣東，特別是珠江三角洲地區，隨着中國在七零年代末期之經濟改革後，將出現潛力浮現之遠見。本集團之項目源自合和追求上述展望及其貫徹實現珠江三角洲地區增長潛力，以及未來珠江三角洲地區與香港之經濟愈趨緊密，對區內建設綜合公路網絡需要之信念。

合和公路基建集團之業務重點清晰明確，有異於合和集團之業務。合和公路基建集團之主要業務目標將為倡議、推動、發展和經營廣東省，特別是珠江三角洲地區之重點公路、橋樑、隧道，以及相關之基建項目；加強及全面提升現有收費公路營運之財政回報；及繼續尋找及物色中國之收費公路及相關基建投資之機會。就「重點」而言，指將對合和公路基建集團項目之交通或盈利能力、或合和公路基建集團收購之項目權利、或達致或維繫合和公路基建集團之公路項目在整個公路系統或網絡之策略地位、或合和公路基建集團於其整個業務計劃重要之公路項目。

董事認為，合和公路基建處於有利位置，可從中國整體及特別是廣東省內及珠江三角洲地區之持續經濟增長而受惠。董事亦相信，合和公路基建集團成功完成中國收費高速公路項目之往績記錄，以及合和、合和公路基建及其董事及行政人員在中國境內建立之聯繫及聲譽，將繼續帶來參與其他項目之機會。

重組後，合和集團將繼續持有下列項目之權益：

| 項目名稱 | 概況 | 長度 | 合和集團之權益 |
|---|---|---|---|
| 順德公路 | 包括位於順德之四座互通立交及八座橋樑之開放式公路系統，現已通車。 | 102.4公里 | 25%權益 |
| 順德105國道 | 開放式公路，即順德105國道順德段，現已通車。 | 32公里 | 30%權益 |

合和公路基建管理層已採納之政策為，一般而言，除非某項目之規模足以證明合和公路基建集團適合參與其他項目或在其他特別情況下適合參與其他項目，合和公路基建集團將只會參與封閉式公路項目，即以較高速行車速度往來目的地之間及更快捷抵達，且不受立／交中斷為設計重點(與開放式公路不同，開放式公路以接駁沿公路之當地城鎮／地區為設計重點)。因此，順德公路及順德105國道(兩者並非高速公路)不包括在合和公路基建集團內。順德公路及順德105國道只佔合和截至2001年6月30日及2002年6月30日止年度之除利息及税項前之盈利分別約0.1%及2.3%。因此，順德公路及順德105國道之權益不構成合和集團之主要業務。合和公路基建集團之項目與順德公路及順德105國道在路線上及所覆蓋之範圍各不同，所以不會構成直接競爭。合和公路基建集團現時無意圖收購合和集團於順德公路及順德105國道之權益。然而，當日後發展珠江三角洲西岸幹道第三期之時機適合，合和公路基建集團可能會就該項目收購順德公路碧桂段22.8公里(或其若干部分)(順德公路全長為102公里，及合和集團於順德公路之權益為25%)，但須視乎路線之最後幹道而定。進行該等收購將須遵從上市規則之所有有關規定。請注意珠江三角洲西岸幹道第二及第三期只為籌劃階段，但現時積極進行。

根據國際財務申報準則編製，截至2000年、2001年及2002年6月30日止年度及截至2003年4月30日止10個月，合和公路基建集團之未經審核備考日常業務除税前合併溢利分別約為港幣五億四千八百五十萬元、港幣六億二千八百八十五萬元、港幣五億六千零七十八萬元及港幣四億五千九百九十九萬元，及合和公路基建集團於同期之未經審核備考日常業務除税及少數股東權益後合併溢利分別為港幣五億一千八百九十五萬元、港幣六億零六十二萬元、港幣五億三千二百四十三萬元及港幣四億三千三百七十萬元。根據國際財務申報準則

編製，合和公路基建集團於2000年、2001年及2002年6月30日及2003年4月30日之未經審核備考合併資產淨值分別為港幣十八億八千八百六十一萬元、港幣二十四億八千九百八十五萬元、港幣八億二千一百一十萬元及港幣十二億四千六百九十一萬元。

當審核完成後，本通函所載之未經審核數據可能須作出修訂。

4. **所得款項擬定用途**

合和公路基建現時計劃將認購分拆項下之新股份之預計所得款項淨額約港幣二十七億七千八百萬元至港幣三十六億四千萬元作下列用途：

(a) 預期約港幣十八億元至港幣二十五億元用作投資合和公路基建計劃爭取興建之新收費公路、橋樑、隧道及相關基建項目；

(b) 預期約港幣五億五千萬元用作償還為支付合和集團就廣州東南西環高速公路項目墊支之股東貸款；

(c) 預期約港幣三億七千萬元用作償還中銀之未償還銀行貸款；及

(d) 預期餘額將用作合和公路基建集團未來公司及一般營運資金。

倘售股所得款項並無即時用作上述用途，則將存放於銀行或其他金融機構作短期存款，或以其他財資工具形式持有。倘最後所得款項淨額低於港幣二十七億七千八百萬元至港幣三十六億四千萬元之範圍，由於本通函所述之分拆不再適用，故其後可能須經合和股東批准分拆。根據上市規則之規定，本公司可能另行刊發公佈及／或通函。

5. **進行分拆之原因及利益**

董事認為，基於以下原因，分拆對合和及合和公路基建均有利：

(a) 合和公路基建獨立上市將可增加合和公路基建之營運及財政之透明度，及將會為投資者、投資市場及評級機構對合和及合和公路基建之業務及財務狀況提供更大清晰度；

(b) 合和公路基建獨立上市將為合和公路基建帶來更多元化之集資渠道（及可能因上述更大清晰度而以較佳條款獲取），以供其現時之營運及日後拓展之用。董事相信，此將為合和公路基建之持續拓展提供財政資源，因此避免合和及合和公路基建為撥資拓展增加其資本負債比率；

(c) 獨立上市亦將讓合和公路基建以獨立上市個體建立更鮮明之形象，以便進入債務及股本市場，為發展及擴大其中國項目集資；

(d) 根據推動中國基建發展之建議架構，合和公路基建獨立上市將讓合和公路基建達致其估值潛力，因而將對合和股東整體有利；

(e) 合和集團亦將會收取合和公路基建集團以售股所得款項償還其為廣州東南西環高速公路項目借取之若干股東貸款；及

(f) 獨立上市將會透過合和公路基建股份之股價表現，提供獨立基準，以衡量合和公路基建管理層之表現，亦可作為管理層之獎勵。

分拆後，合和將擁有不少於50%之合和公路基建已發行股份，及鑒於合和公路基建現有業務（通行費收入、物業、酒店）及未來項目，包括(i)可能發展毗鄰合和中心之Mega Tower項目；及(ii)可能發展於中國之物業之多元化收入流量，故繼續為一項具吸引力之投資機會。分拆後，合和將維持充足水平之內部營運及資產，不包括於合和公路基建之權益，藉此按第十五項應用指引第3(c)段之規定，獨立地符合上市規則第8.05條之溢利規定。

6. **分拆之影響**

(i) *分拆前之股權架構*

緊接分拆前，合和公路基建之簡化股權架構載列如下：


合和實業有限公司
(香港)
100%
Supreme Choice Investments Limited
(英屬處女群島)
100%
Dover Hills Investments Limited
(英屬處女群島)
100%
Delta Roads Limited
(開曼群島)
100%
Anber Investments Limited
(英屬處女群島)
100%
合和公路基建有限公司
(開曼群島)

(ii) *建議之股權架構*

緊隨分拆完成後(未計超額配股權、中銀選擇權及合和公路基建認股權證前)，合和公路基建之簡化股權架構載列如下：


合和實業有限公司
(香港)
100%
Supreme Choice Investments Limited
(英屬處女群島)
100%
Dover Hills Investments Limited
(英屬處女群島)
100%
Delta Roads Limited
(開曼群島)
100%
Anber Investments Limited
(英屬處女群島)
公眾人士
約 75%
約 25%
合和公路基建有限公司
(開曼群島)

(iii) *香港稅項及印花稅*

根據現行法例，實行分拆本身不預期會對合和股東構成任何不利之香港稅務後果，惟就稅務而言，被視為證券交易商之人士須就因買賣根據分拆分派之合和公路基建認股權證產生之任何收益繳付利得稅。

買賣登記在合和公路基建香港分處股東名冊之合和公路基建股份及合和公路基建認股權證將須繳納香港印花稅。

(iv) *一般事項*

香港之合和股東對分拆之稅務含意如有任何疑問，應諮詢其專業顧問。謹此注意，合和、合和公路基建或其各自之專業顧問、參與分拆之任何其他人士或其各自之董事對合和股東之任何稅務影響或責任概不負責。

## 7. 與合和集團之關係

合和公路基建集團自設按職能劃分部門，包括項目管理部、工程部及會計部，全部均獨立於合和集團運作。緊隨分拆後，大部分合和公路基建董事將不會擔任董事局之董事職務。除胡應湘爵士、何炳章先生及胡文新先生外，緊隨分拆後，合和公路基建董事將不會擔任合和集團管理層角色。緊隨分拆後，合和公路基建董事局亦將包括4名獨立非執行董事，監察內部控制及對合和公路基建董事局就涉及重大交易或潛在利益衝突之交易之決策提供查核及平衡意見。根據上文所述，合和公路基建集團可獨立於合和集團運作。

合和公路基建集團與合和集團成員公司之間之現有關連交易（獲豁免根據上市規則第14.24條之披露及股東批准規定），包括(i)合和集團與合和公路基建集團就合和中心若干辦事處及停車位訂立之出租安排；(ii)合信保險及再保險顧問有限公司（合和之相聯法團）向合和公路基建集團提供之保險顧問服務；及(iii)合和集團與合和公路基建集團之間共用行政服務。

就分拆而言，合和集團將就合和公路基建集團之若干稅務負債，向合和公路基建集團作出若干彌償保證。此外，於分拆完成後，倘合和公路基建集團之共同控制個體在若干情況下，無法取得廣州東南西環高速公路廣州段之所需土地使用權證，及合和公路基建集團因此承受虧損，合和集團亦將向合和公路基建集團就彌償保證中規定之該等虧損作出彌償保證。合和已接獲中國法律顧問之意見，表示彼等並無發現於獲取該等土地使用權證時有任何法律障礙。

合和公路基建已與聯交所同意，於上市日期後，合和公路基建集團將遵從上市規則第十四章及聯交所上市協議第2(1)段之一般披露責任，及合和已與聯交所同意，於上市日期後，其將遵從上市規則第十四章及聯交所上市協議第2(1)段之一般披露責任，在各情況下猶如就該等目的而言，經營廣州-深圳高速公路及廣州東南西環高速公路之合營企業及將為經營珠江三角洲西岸幹道一期而成立之合營企業（統稱為「合營企業」）為附屬公司，惟上市規

則第十四章將不適用於根據或就執行有關合營企業之中外合作經營企業合同進行之交易，或有關該等項目或合營企業之任何現有安排或買賣（可不時作出修訂）。然而，對該等合同或安排之任何修訂，而將會影響合和公路基建集團於合營企業之經濟權益超過合和公路基建或合和（視乎情況而定）最近期刊發之賬目所披露之綜合有形資產值3%，將須遵從上市規則第十四章之規定。

8. **不構成競爭承諾**

就分拆而言，為清晰劃分合和集團與合和公路基建集團之間之業務，合和將給予合和公路基建不構成競爭承諾，只要合和為控股股東（該詞語之定義見上市規則）及仍然為合和公路基建之單一最大股東，合和將不會（本身或透過其附屬公司，合和公路基建集團除外）參與投資中國收費公路項目（包括橋樑及隧道），惟以下情況除外：

(1) 收費公路項目，當中：

(i) 合和集團獲給予收購或涉及或參與之機會；及

(ii) 合和公路基建獨立非執行董事（該詞語之定義見上市規則）已獨立審議及決定，合和公路基建集團應拒絕該收購或涉及或參與之機會；

(2) 合和公路基建獨立非執行董事已獨立審議及決定，邀請合和或其指定附屬公司與合和公路基建集團攜手從事或參與該收費公路項目，而獨立非執行董事認為合和集團從事或參與該收費公路項目為符合合和公路基建全體股東之利益；

(3) 於中國從事收費公路項目業務，及在認可證券交易所上市之任何公司發行之股本證券權益，惟合和集團直接或間接持有之權益相當於該公司之已發行股本總額不超過15%，及合和集團並無控制有關公司之董事局；或

(4) 現時由合和集團持有經營順德公路之共同控制個體之25%權益及經營順德105國道之共同控制個體之30%權益。

倘合和公路基建之獨立非執行董事已獨立審議及決定，合和公路基建集團應拒絕收購或涉及或參與合和集團已接受之機會，合和公路基建將另行發表公佈。

9. 條件

根據上市規則，合和公路基建被視為合和之主要附屬公司，及於實行分拆後，合和於合和公路基建之股權被攤薄之水平(視乎預期發售價及預計合和公路基建之市值)視為重大，及根據上市規則，可能構成主要交易。售股及分拆將須待(其中包括)下列各項達成後，方可作實：

(a) 合和股東於股東特別大會上通過普通決議案，批准分拆；

(b) 上市委員會批准(i)已發行及根據售股、合和公路基建將採納之認股權計劃及行使合和公路基建認股權證將予發行之所有合和公路基建股份及(ii)合和公路基建認股權證上市及買賣；及

(c) 包銷商根據由(其中包括)合和公路基建與售股之包銷商將訂立之包銷協議(「包銷協議」)之責任成為無條件(包括(如有關)因包銷商或其代表豁免任何條件)，及包銷協議根據其條款或其他條款於包銷協議所指定之日期及時間或之前終止。

倘該等及任何其他適用之條件未能於將指定之日期及時間前達成或豁免，售股將告失效及合和公路基建及／或合和將於該失效後盡快刊發公佈。

## 分派合和公路基建認股權證

為使合和股東直接參與持有合和公路基建股本之權益可能累計之權益(及根據上市規則，就「分拆」規則確認香港上市公司之股東可享有之保證配額)，合資格股東將有權以特別中期實物分派之方式，獲分配合和公路基建認股權證，比例為合資格股東於記錄日期每持有十(10)股合和股份之整數倍數獲發一(1)份合和公路基建認股權證。持有少於上文所指定之十(10)股合和股份之任何合資格股東將不獲分配任何合和公路基建認股權證，及合和公路基建認股權證將不會以零碎單位發行或分配。合和公路基建認股權證證書將於上市日期前寄發。就此，合和已向聯交所申請，並獲豁免就合和股東獲取合和公路基建股份保證配額之權利，嚴格遵守第十五項應用指引第3(f)段，原因為合和公路基建認股權證較傳統之優先發售，為合和股東提供一個較佳獲取股權之途徑。董事局認為，合和公路基建認股權證將提供相當於及高於「內在」價值之時間／認股權價值、在時間上可更靈活認購合和公路基建股份及可予轉讓，且不會使合和股東須即時支付認購合和公路基建股份之款項。

**合和股東應注意，其擁有之合和公路基建認股權證配額可能相當於並非一手合和公路基建認股權證買賣單位之倍數之合和公路基建認股權證，及買賣不足一手之合和公路基建認股權證可能會低於當時之市價。**待上市委員會批准合和公路基建認股權證及因行使合和公路基建認股權證而將予發行之合和公路基建股份上市及買賣後，合和公路基建認股權證可在聯交所買賣。合和公路基建認股權證及相關合和公路基建股份並無及將不會根據美國證券法或美國各州之證券法登記，亦不被行使、發售或出售，惟根據美國證券法及適用州證券法之登記規定獲豁免，或不受美國證券法及適用州證券法之登記規定限制之交易進行者除外。於行使時，合和公路基建股份不會在任何時候發售、出售、質押或以其他方式轉讓，惟根據S規例或根據不涉及根據美國證券法及美國任何適用州法進行公開發售之一項或多項其他發售及銷售證券之豁免，而在美國境外進行之發售及銷售則除外。接獲合和公路基建認股權證之各合和股東亦將被視為已作出若干聲明，確認及遵從適用之美國轉讓及行使限制。行使合和公路基建認股權證前，持有人必須填妥及簽署載有有關美國限制之若干證書之認購表格。

假設悉數行使合和公路基建認股權證，根據該項行使將予發行之合和公路基建股份數目將相當於發售股份之12%，另佔合和公路基建於售股後之經擴大已發行股本總額約3%(未計超額配股權前)。

載有(其中包括)合和公路基建認股權證其他詳情之招股章程將於適當時候寄發予合資格股東。海外股東將無權收取任何合和公路基建認股權證(原因為向居於若干司法權區之合和股東進行該項分派可能屬違法)，但將會收取招股章程僅供參考。

**暫停辦理股東登記手續**

由2003年7月15日至2003年7月16日(包括首尾兩天)(或董事局可能決定之較後日期)期間，將暫停辦理合和股東登記手續，以釐定合和股東獲取合和公路基建認股權證之配額。於該段期間將不會辦理合和股份之過戶登記手續。預期買賣附帶合和公路基建認股權證權益之合和股份之最後一日為2003年7月10日。為符合獲分派合和公路基建認股權證之資格，所有過戶文件必須於2003年7月14日下午4時正前(或董事局可能決定之較後日期)交回過戶處。然而，倘分拆並無於2003年10月31日前進行，董事局或會決定另一日期暫停辦理本公司股東登記手續，以便釐定合和公路基建認股權證配額，並將於適當時候另行發表公佈，通知合和股東。

## 分拆之財務影響

於實行分拆及售股後，合和之有形資產淨值將因合和公路基建按較其相關有形資產淨值為高之行使價發行發售股份而增加。合和於合和公路基建之權益將初步由100%減至約75%（未計超額配股權前），及合和公路基建之貢獻將相應調低。

## 對有形資產淨值之影響

合和集團之備考經調整有形資產淨值將由每股合和股份約港幣15.75元上調至約港幣16.39元至港幣17.13元之範圍，並載列如下。

| | | 每股合和股份 |
|---|---|---|
| | *港幣百萬元* | *港幣*<br>*(附註2)* |
| 本集團於2002年6月30日之經審核綜合有形資產淨值 | 13,794 | 15.75 |
| 本集團因售股而導致有形資產淨值之增加 *(附註1)* | 563-1,209 | 0.64-1.38 |
| 備考經調整有形資產淨值 | 14,357-15,003 | 16.39-17.13 |

本集團因售股而導致有形資產淨值之增加乃按保薦人估計售股之初步估值範圍計算。

*附註：*

1. 本集團因售股而導致有形資產淨值之增加按下列假設計算：

   a. 售股所得款項淨額估計介乎港幣二十七億七千八百萬元至港幣三十六億四千萬元。

   b. 售股於2002年6月30日完成。

   c. 合和公路基建集團欠負本集團之款項（將根據合和公路基建集團重組資本化）為港幣四十五億元。

   d. 計算時並無計及因行使合和公路基建認股權證、中銀選擇權及超額配股權而可能發行或合和公路基建可能已發行或購回之任何合和公路基建股份，以及本集團於2002年6月30日結算日後之營運業績。

2. 經審核每股合和股份之綜合有形資產淨值及備考經調整每股合和股份之有形資產淨值乃根據於2002年6月30日之已發行合和股份875,982,121股計算。

## 盈利

實行售股後，合和於合和公路基建之權益將初步由100%減至約75%(未計超額配股權前)。因此，本集團來自合和公路基建之盈利貢獻將減少。根據香港公認會計原則編製，截至2002年6月30日止年度，合和股東應佔之經審核溢利約為港幣三億四千萬元，其中約港幣五億三千六百萬元來自合和公路基建。合和集團(即不包括合和公路基建集團)於該年度之虧損，主要來自契約廢止條款信託賬戶產生之銀行利息收入與於2007年到期之美金四億票據及於2004年到期之美金二億票據之利息開支之利率差額約港幣一億二千九百萬元，以及支付提早贖回於2007年到期之票據之本金額約港幣一億一千二百萬元。提早贖回票據乃融資決定，及為非營運性質及非經常性。此外，利率差額之影響亦因於2002年8月提早贖回於2007年到期之票據而大大減低。

以下之合和股東應佔溢利及每股合和股份之盈利之備考分析乃假設售股於截至2002年6月30日止財政年度開始時完成編製，及並無計及下列各項：

(a) 本集團從售股產生之所得款項獲取之盈利貢獻；

(b) 本集團從因運用售股所得款項而削減本集團借款可能產生之利息開支減少獲取之盈利貢獻；及

(c) 合和被視作出售其於合和公路基建權益之溢利。

下表載列截至2002年6月30日止財政年度之闡釋備考分析業績：

| | **經審核** | **備考** |
|---|---|---|
| 合和股東應佔溢利 | 港幣三億四千萬元 | 港幣二億零六百萬元 |
| 每股合和股份盈利 *(附註)* | 38.8仙 | 23.5仙 |

*附註：* 每股盈利乃根據截至2002年6月30日止財政年度之已發行合和股份875,982,121股計算。

假設本集團於截至2002年6月30日止財政年度開始時已出售合和公路基建之25%權益及本集團於該整個財政年度持有合和公路基建之75%權益，合和股東應佔之經審核與備考溢利之差額港幣一億三千四百萬元，相當於本集團之溢利按合和公路基建集團之溢利港幣五億三千六百萬元之25%計算之減額。

## 認股權計劃

認股權計劃構成受上市規則第十七章監管之認股權計劃，及採納該計劃須待合和股東於股東特別大會上批准，方可作實。有關認股權計劃之主要條款概要，請參閱附錄二。

## 股東特別大會

股東特別大會將於2003年7月16日星期三上午9時30分假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行，大會通告載於本通函第48至第49頁。

本通函隨附股東特別大會適用之代表委任表格。代表委任表格，連同經簽署或經公證人核實之授權書或授權文件，必須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司位於香港皇后大道東一八三號合和中心六十四樓之註冊辦事處。股東填妥及交回代表委任表格後，仍可親自出席股東特別大會，並於會上投票。所有合和股東均有權在股東特別大會上投票。

## 推薦建議

董事(包括獨立非執行董事，惟李嘉士先生除外)認為，建議認股權計劃及分拆乃符合本公司及合和股東之利益，及因此建議合和股東投票贊成批准認股權計劃及分拆之普通決議案，有關決議案載於本通函第48至第49頁股東特別大會通告內。本公司獨立非執行董事李嘉士先生為胡關李羅律師行之合夥人，該公司為就分拆擔任香港法律之法律顧問，並將就分拆收取正常專業費。因此，李先生被視為非獨立人士，及並無參與該項推薦建議。合和股東之獨立財務顧問新百利認為，分拆建議對合和股東而言公平合理，及分拆符合合和及其股東之整體利益。因此，新百利建議合和股東投票贊成將於股東特別大會上擬提呈有關分拆之決議案。新百利之函件載有其對分拆之意見及就分拆所考慮之主要因素及原因，並載於本通函第23至第33頁內。董事(包括獨立非執行董事，惟李嘉士先生除外)完全同意新百利之意見。

## 一般事項

花旗集團已獲委任為分拆之保薦人兼全球協調人。董事局預期載有(其中包括)合和公路基建認股權證之其他詳情(包括分配之實際基礎)之招股章程，將於適當時候寄發予合資格股東。

## 其他資料

本通函現時寄發予合和股東。本通函不構成認購或購買任何證券之要約或邀請，亦不計作邀請進行該要約或邀請。本通函或當中所載任何資料概不構成任何性質之合同或承諾基礎。

就售股而言，發售股份之價格可根據香港法例第571W章證券及期貨(穩定價格)規則穩定價格。有關任何計劃進行之穩定價格行動及其如何受證券及期貨條例監管之詳情，將載於招股章程內。

閣下務請留意本通函各附錄所載之其他資料。

此致

*列位合和股東* 台照

承董事局命
**合和實業有限公司**
*公司秘書*
**李業華**
謹啟

2003年6月30日

*以下為新百利編製致合和股東之意見函件全文，以供收錄於本通函內。*

新百利有限公司
香港
中環
康樂廣場8號
交易廣場第一座3108室

敬啟者：

**有關建議分拆
合和公路基建有限公司
(HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED)
及於香港聯合交易所有限公司主板
獨立上市之可能進行主要交易**

## 緒言

吾等獲合和委聘就建議分拆合和公路基建向　閣下提供意見。有關建議分拆之詳情載於2003年6月30日致合和股東之通函(「通函」)內，本函件為其中一部分。除文義另有所指外，本函件所用詞語與通函所界定者具相同涵義。

建議分拆將導致合和公路基建股份透過售股方式在聯交所主板獨立上市。現時預期根據包括公開發售及國際發售之售股，將可提呈發售合和公路基建於緊隨售股後之經擴大已發行股本約25%。倘超額配股權獲行使，根據售股將發行額外新合和公路基建股份。售股之條款有待最後落實，及將載於合和公路基建將發行之招股章程內。

為確認根據上市規則就分拆建議給予香港上市公司股東保證配額之規定，現計劃合資格股東將有權獲分配合和公路基建認股權證，且毋須支付費用，比例為合資格股東於記錄日期每持有10股合和股份之整數倍數獲發1份合和公路基建認股權證。合和公路基建認股權證持有人有權於上市日期起計3年內，按發售價認購新合和公路基建股份。吾等之職責不包括就持有或行使合和公路基建認股權證附帶之認購權向合資格股東作出建議。就此，建議合資格股東應諮詢其本身之專業顧問及參閱通函及招股章程所載之資料。鑒於分拆對合和

股東之稅務後果乃屬合和股東之個別情況，故吾等並無加以考慮。特別是，買賣證券須繳納海外稅項之合和股東應考慮本身就分派合和公路基建認股權證之稅務狀況，及如有任何疑問，應諮詢本身之專業顧問。

於編製吾等之意見及推薦建議時，吾等已依賴董事所提供之資料及事實，及所表達之意見，而吾等假設此等資料、事實及意見均為真實、準確及完整。吾等已尋求及接獲董事確認，彼等所提供之資料及表達之意見並無遺漏任何重大事實。吾等認為，吾等所獲取之資料乃足以讓吾等達致本函件所載之意見及推薦建議，及證明吾等所依賴之資料為合理，且吾等並無理由懷疑吾等所獲提供之資料之真實及準確性，或有任何重大事實遭遺漏或隱瞞。然而，吾等並無對合和集團或合和公路基建集團之業務及事務進行任何獨立調查。吾等已假設通函所載或所述及董事所作出之所有聲明於通函刊發之日均為真實，及將於截至股東特別大會舉行日期仍然真實。

## 所考慮之主要因素及原因

吾等於達致就建議分拆之推薦建議時，已考慮下列主要因素及原因：

### I. 進行建議分拆之原因及背景

合和主席胡應湘爵士於1963年創立　貴集團，業務主要包括物業投資、發展、建築工程、銷售及管理。合和股份於1972年8月上市。自上市以來，　貴集團之業務範圍大幅擴闊。　貴集團現時之營運包括四個部門，即(i)收費公路部，從事中國廣東收費公路業務；(ii)物業部，從事香港及中國之物業發展、管理及投資；(iii)酒店部，從事酒店經營及管理及飲食相關營運；及(iv)建築工程部，從事主要位於香港之設計、顧問及承建業務。

合和預計進行分拆，現正考慮進行重組，據此，合和公路基建將成為　貴集團公路基建業務，包括其主要收費公路項目(包括廣州－深圳高速公路、廣州東南西環高速公路及廣珠西線高速公路)其中三項之控股公司。合和公路基建集團之主要目標將為(i)倡議、推動、發展及經營廣東省，特別是珠江三角洲地區之重點公路、橋樑、隧道及相關基建項目；(ii)加強及全面提升現有收費公路營運之財政回報；及(iii)繼續發掘及物色中國之收費公路及相關基建投資機會。合和公路基建之管理層採納之政策為，一般

而言，除非某項目之規模足以證明合和公路基建集團適合參與其他項目或在其他特別情況下適合參與其他項目，合和公路基建集團將只會參與封閉式公路項目(與開放式公路不同)。

於重組後，合和集團將繼續從事物業部、酒店部及建築工程部經營之業務，及將持有順德公路項目之25%權益及順德105國道項目之30%權益(「順德項目」)，兩個項目均為開放式公路項目。鑒於合和集團其他三個部門之業務為與合和公路基建集團之業務明顯不同，及順德項目之路線及覆蓋之地區與合和公路基建集團負責之高速公路項目亦不同，故吾等與董事之意見一致，認為合和公路基建集團之項目與順德項目之間並無直接競爭，而合和公路基建獨立上市將為投資者、投資市場及評級機構提供有關合和及合和公路基建之業務及財政更清晰之狀況。

董事預期，受到中國整體經濟持續增長所推動，廣東省及珠江三角洲內之交通需求持續增長，加上　貴集團成功建成中國收費高速公路項目之往績，以及　貴集團及其董事及管理層在中國境內建立之聯繫及聲譽，將帶來參與其他項目之機會。董事認為，合和公路基建獨立上市將使合和公路基建以獨立上市個體之形式，建立更鮮明形象，並有能力進入債務及股本市場，為發展及開拓其中國項目獲取資金。

誠如董事局函件「所得款項擬定用途」一段所披露，預期售股所得款項淨額將介乎港幣二十七億七千八百萬元至港幣三十六億四千萬元。預期售股所得款項淨額約港幣十八億元至港幣二十五億元將用作投資合和公路基建計劃進行之新收費公路、橋樑、隧道及相關基建項目。吾等認為，該等開支為資本性質，將適合透過合和公路基建集團之股本或長期資金支付該等開支。預期售股所得款項淨額約港幣三億七千萬元將用作償還中銀之未償還銀行貸款。就此，吾等與董事之意見一致，認為分拆為合和公路基建提供更多元化之資金來源，支付其現有營運及未來拓展。吾等亦認為，由於售股及合和公路基建獨立上市將會減低合和公路基建就日後之資金需要對合和之依賴，以及預期售股所得款項淨額約港幣五億五千萬元將用作償還合和集團就廣州東南西環高速公路項目墊支之股東貸款，故此將特別符合合和之利益。

## II. 分拆對　貴集團之影響

誠如通函所載之董事局函件所述，售股之實際規模仍有待落實。因此，下文討論分拆之財務影響乃根據售股將籌集之所得款項淨額港幣二十七億七千八百萬元至港幣三十六億四千萬元之初步範圍及合和公路基建認股權證之分派比例，即合資格股東於記錄日期每持有10股合和股份可獲1份合和公路基建認股權證為基礎。倘售股之最終條

款導致售股將籌集之所得款項淨額，將低於本函件所述之範圍港幣二十七億七千八百萬元至港幣三十六億四千萬元，由於通函所述之分拆不再適用，故其後可能須經合和股東批准分拆。

(i) *對有形資產淨值之影響*

分拆對 貴集團有形資產淨值之預期影響載於董事局函件「分拆之財務影響」一段，其中內容概述如下。計算時乃根據售股將籌得之所得款項淨額之初步範圍為基礎，及假設(i)根據售股提呈合和公路基建之經擴大已發行股本25%；(ii)售股已於2002年6月30日完成；(iii)合和公路基建集團欠負 貴集團之股東貸款當中港幣四十五億元予以資本化；及(iv)中銀選擇權及超額配股權並未獲行使。

| | | 百分比增加 | 每股合和股份 | 百分比增加 |
|---|---|---|---|---|
| | *(港幣百萬元)* | *(%)* | *(港幣)* *(附註)* | *(%)* |
| 貴集團於2002年6月30日之經審核綜合有形資產淨值 | 13,794 | | 15.75 | |
| 售股後 貴集團之備考經調整綜合有形資產淨值 | | | | |
| (a) 假設售股所得款項淨額為港幣二十七億七千八百萬元 | 14,357 | | 16.39 | |
| (b) 假設售股所得款項淨額為港幣三十六億四千萬元 | 15,003 | | 17.13 | |
| 備考綜合有形資產淨值之增加 | | | | |
| (a) 假設售股所得款項淨額為港幣二十七億七千八百萬元 | 563 | 4.1 | 0.64 | 4.1 |
| (b) 假設售股所得款項淨額為港幣三十六億四千萬元 | 1,209 | 8.8 | 1.38 | 8.8 |

*附註：* 根據於最後實際可行日期之已發行合和股份875,982,121股及未計因行使根據 貴公司於1994年10月11日採納之認股權計劃授出之認股權所附帶之認購權而可能發行之任何合和股份計算。

售股後　貴集團之備考綜合有形資產淨值增加，乃由於因根據售股預期以高於相關有形資產淨值之價格發行發售股份所致。按上述基礎，吾等認為合和及間接地合和股東將可從分拆而令　貴集團之有形資產淨值有所改善而得益。

(ii) *對盈利之影響*

如董事局函件「分拆之財務影響」一段所載，預期分拆對　貴集團之盈利影響已概述如下。計算時乃根據以下假設為基礎：(i)根據售股提呈之合和公路基建經擴大已發行股本25%；(ii)中銀選擇權及超額配股權並未獲行使；及(iii)售股於截至2002年6月30日止財政年度開始時已完成。

| | 合和股東應佔可供分派溢利<br>*(港幣百萬元)* | 百分比減少<br>*(%)* | 每股合和股份<br>*(港幣)*<br>*(附註)* | 百分比減少<br>*(%)* |
|---|---|---|---|---|
| 截至2002年6月30日止年度，合和股東應佔經審核溢利 | 340 | | 0.388 | |
| 減：截至2002年6月30日止年度合和公路基建集團之未經審核備考合併溢利港幣五億三千六百萬元之25% | (134) | | (0.153) | |
| 分拆及售股後，於截至2002年6月30日止年度，合和股東應佔備考溢利 | 206 | | 0.235 | |
| 備考溢利減少 | 134 | 39.4 | 0.153 | 39.4 |

*附註：* 根據於最後實際可行日期之已發行合和股份875,982,121股及未計因行使合和根據　貴公司於1994年10月11日採納之認股權計劃授出之認股權所附帶之認購權而可能發行之任何合和股份計算。

誠如上文闡釋，假設重組及售股於財政年度開始時已完成，截至2002年6月30日止年度，合和股東應佔之備考溢利將為港幣二億零六百萬元，或每股合和股份港幣0.235元(按上述附註基礎計算)，此較於分拆及售股前減少39.4%。

吾等從 貴集團於2002年6月30日之年報中獲悉， 貴集團於2002年8月行使認股權，提早贖回合和一附屬公司發行將於2007年8月到期之若干票據(「票據」)。根據票據之條款，票據按面值溢價贖回。因此，於截至2002年6月30日止年度之損益賬，合和集團之財務成本累計約為港幣一億一千二百萬元，較提早贖回票據溢價。該等財務成本僅由於融資決策而產生，及為非營運性質。合和集團(不包括合和公路基建集團)截至2002年6月30日止年度之虧損，部分乃契約廢止條款信託賬戶所得銀行利息收入與美金四億票據及於2004年到期之美金二億票據之利息開支之利率差額約港幣一億二千九百萬元所致。該利息差額之影響亦因於2002年8月提早贖回票據而大幅削減。

謹請注意，上述分析並無計及分拆及售股可能為合和及合和公路基建帶來之任何新機會及利益，特別是可運用售股所得款項及合和公路基建獨立上市地位所帶來之新機會及利益。按此基礎及計及 貴集團於售股後之有形資產淨值、營運資金及資本負債比率有所改善，總體來說，吾等認為如上述闡釋，合和股東應佔溢利減少雖然龐大，但對合和股東而言仍可接受。

誠如上文(i)所討論，按照售股所得款項淨額初步範圍港幣二十七億七千八百萬元至港幣三十六億四千萬元，預期售股將會產生有形資產淨值增加，金額介乎港幣五億六千三百萬元至港幣十二億零九百萬元。收益相當於被視作出售合和公路基建集團權益之收益，而按於最後實際可行日期之已發行合和股份875,982,121股計算，每股合和股份之收益約港幣0.64元至港幣1.38元。該收益為非經常性質，倘售股於截至2004年6月30日止年度進行，該收益將反映在 貴集團截至2004年6月30日止年度之損益賬內。謹請注意，上述被視作出售合和公路基建集團之收益乃按多項假設計算，包括(其中包括)售股於2002年6月30日完成，及並無計及合和公路基建集團於2002年6月30日後之財務狀況。因此， 貴集團將確認被視作出售之實際收益(將參考合和公路基建集團於售股完成時之財務狀況計算)，可能與上述計算不同。

(iii) *對　貴集團之營運資金之影響*

誠如通函所載之董事局函件「所得款項擬定用途」一段所披露，售股將籌集之所得款項淨額估計介乎港幣二十七億七千八百萬元至港幣三十六億四千萬元。鑒於事實上售股將籌得新資金，而合和公路基建於售股後依然為合和之附屬公司，故吾等認為　貴集團之營運資金水平將會因售股而得以改善，且符合合和及其股東整體之利益。

(iv) *對　貴集團之資本負債比率之影響*

誠如　貴集團之年報所載，　貴集團於2002年6月30日之經審核綜合資產負債表所披露，　貴集團之股東權益約為港幣一百三十七億九千四百二十萬元及借款(扣除有限制／已抵押之銀行存款及銀行及現金結餘後)約為港幣二十二億九千五百五十萬元。　貴集團於2002年6月30日之資本負債比率(按淨借款與股東權益之比率計算)約為16.6%。按　貴集團於2002年6月30日之財務狀況為基礎及計及售股將籌集之估計所得款項淨額範圍之下限港幣二十七億七千八百萬元，以及預期售股籌得之現金約港幣三億七千萬元可用於償還中銀墊支予合和公路基建集團之未償還銀行貸款後，　貴集團於售股後將擁有淨現金水平。吾等認為，此乃符合合和及其股東整體之利益。

(v) *對合和公路基建集團股權之影響*

緊隨售股後及假設超額配股權及中銀選擇權不獲行使，於行使合和公路基建認股權證附帶之任何認購權前，合和於合和公路基建集團之股權將減少約25%至75%。合和公路基建將繼續為合和之附屬公司，及合和公路基建集團之財務業績將繼續在　貴集團之賬目中綜合計算。

按合資格股東於記錄日期每持有10股合和股份將獲發行1份合和公路基建認股權證為基礎，及假設(i)合資格股東持有於最後實際可行日期之全部已發行合和股份875,982,121股(但未計因行使合和根據　貴公司於1994年10月11日採納之認股權計劃授出之認股權附帶之認購權而可能發行之任何合和股份)，以及(ii)超額配股權及中銀選擇權不獲行使，合和於合和公路基建集團之股權將於合和公路基建認股權證附帶之認購權獲悉數行使後，進一步攤薄至72.8%。

(vi) *合和集團之業務*

分拆後，除於合和公路基建集團之75%權益(假設超額配股權及中銀選擇權不獲行使及未計行使合和公路基建認股權證附帶之任何認購權前)外，合和集團將繼續從事物業、酒店及建築工程部經營之業務，並會繼續持有順德公路項目之25%權益及順德105國道項目之30%權益。就分拆而言，合和將會給予合和公路基建不構成競爭承諾(「不構成競爭承諾」)，只要合和為控股股東(定義見上市規則)及仍然為合和公路基建之單一最大股東，合和將不會(本身或透過其附屬公司，不包括合和公路基建集團)參與投資中國之收費公路項目(包括橋樑及隧道)，惟董事局函件「不構成競爭承諾」一段所詳述之若干情況除外。

誠如合和2002年年報所披露，除基建項目以外之業務之營業額為超過港幣九億元，相當於 貴集團截至2002年6月30日止年度之營業總額約80.3%。該等業務(不包括基建項目)獲部署之資產為港幣一百四十九億元，相當於 貴集團於2002年6月30日之總資產約64.4%。鑒於營業額水平及應佔非合和公路基建業務之資產，吾等認為合和集團於分拆後仍然擁有龐大及可持續經營之業務，從非合和公路基建業務(通行費收入、物業及酒店)及未來項目，包括可能發展於香港毗鄰合和中心之Mega Tower項目，及於中國之其他物業賺取多元化收入流量組合。就此，經計及 貴集團將擁有不少於50%之合和公路基建已發行股份權益，以及合和公路基建集團於售股後之未來增長及業績，吾等認為不構成競爭承諾將不會對合和集團構成不利影響，及非合和公路基建業務將有充足營運及資產，作為獨立上市個體。

吾等亦獲悉，除共用若干行政及配套服務，以及租用辦公室及停車位外，合和公路基建集團將大致上獨立於合和集團運作。吾等經董事知會，擬委任之8名合和公路基建執行董事其中3名亦為合和之執行董事。緊隨分拆後，餘下5名擬委任之合和公路基建執行董事將不會擔任合和集團之任何管理層職務。另外將有4名合和公路基建獨立非執行董事。吾等認為，鑒於合和公路基建將依然為合和之附屬公司，故合和公路基建董事局之組成反映合和於合和公路基建之權益，但仍能使合和公路基建可維持一個足以獨立於合和之管理層小組。

## III. 售股對合和股東之影響

(i) *分派合和公路基建認股權證*

待聯交所批准合和公路基建股份及合和公路基建認股權證在聯交所上市及買賣後，合和將以特別中期分派方式，向合資格股東免費發行合和公路基建認股權證，以使合資格股東參與分拆。現時計劃合資格股東於記錄日期每持有10股合和股份將獲分配1份合和公路基建認股權證，且毋需代價。合和公路基建認股權證持有人將有權於上市日期起計3年內，按相等於發售價之初步認購價(可予調整)認購合和公路基建股份。

根據上市規則第十五項應用指引第3(f)段，合和股東應以實物分派合和公路基建現有股份或優先申請發售合和公路基建現有或新股份之方式，獲給予合和公路基建股份之保證配額。就此，合和已向聯交所申請，並已獲豁免嚴格遵守上市規則第十五項應用指引第3(f)段之規定，原因為分派合和公路基建認股權證較傳統之優先發售方式，為合和股東提供一個較佳獲取股權之途徑。董事認為，分派合和公路基建認股權證亦讓合和股東在認購合和公路基建股份之時間上更靈活。合和公路基建認股權證亦代表合和公路基建股份之可轉讓權益，並可以「未繳股款」方式買賣，及將會帶來相當於或高於相關合和公路基建股份價值之時間價值。就此，吾等與董事之意見一致，認為分派合和公路基建認股權證提供一個途徑，讓合資格股東參與分拆及減低彼等因分拆而被攤薄於合和公路基建集團應佔權益之程度。吾等認為，無償分配合和公路基建認股權證乃對合和股東而言公平合理。

合和股東應注意，合和公路基建認股權證之配額所代表之合和公路基建認股權證，可以是不等於一手合和公路基建認股權證整數買賣單位之倍數，及不足一手合和公路基建認股權證可能以低於當時市價買賣。待上市委員會批准合和公路基建認股權證及根據合和公路基建認股權證將予發行之合和公路基建股份上市及買賣後，合和公路基建認股權證將在聯交所主板買賣。

(ii) *於合和公路基建集團之權益之攤薄*

根據售股現時之預計架構，及按合資格股東於記錄日期每持有10股合和股份獲派1份合和公路基建認股權證之比例，分派合和公路基建認股權證，下表載列售股對合和股東應佔合和公路基建集團權益之攤薄影響。

| | 合和股東應佔合和公路基建集團之權益 *(%)* |
|---|---|
| 售股前 | 100 |
| 緊隨售股後但於行使合和公路基建認股權證附帶之任何認購權前(假設超額配股權及中銀選擇權不獲行使) | 75.0 |
| 緊隨售股後及於悉數行使合和公路基建認股權證附帶之任何認購權(假設合資格股東持有於最後實際可行日期之全部已發行合和股份875,982,121股，及超額配股權及中銀選擇權不獲行使) | 75.7* |

* 該項權益指　貴公司及合和股東於合和公路基建股份之總權益及權益。

按上述基準，經計及悉數行使合和公路基建認股權證後，合和股東應佔合和公路基建集團之權益將攤薄約24.3%至75.7%。吾等認為，雖然該攤薄不屬重大，但於計及上文「進行建議分拆之原因及背景」及「分拆對　貴集團之影響」兩段所討論之分拆可能產生之利益後，對合和股東而言將為可接受。

**IV. 售股之條件**

閣下務請留意通函所載之董事局函件「分拆」一節「條件」一段。

售股及分拆須待(其中包括)合和股東於股東特別大會上通過普通決議案批准分拆後，方可作實。由於就分拆而言，所有合和股東之權益各自均相同，故所有合和股東(包括單一最大及／或控股股東)有權就分拆投票。根據上市規則第十五項應用指引第

3(e)段，倘控股股東在面對龐大少數股東反對下，投票通過分拆建議，聯交所將預期獲獨立財務顧問提交就有關股東大會上之討論之報告。

除分拆須經合和股東批准外，售股及分拆亦須待(其中包括)上市委員會批准合和公路基建股份及合和公路基建認股權證上市、包銷商之責任成為無條件及包銷協議並無終止後，方可作實。因此，倘上述及其他適用條件未能達成或獲豁免，分拆及售股不一定會進行。

**推薦建議**

經考慮上文所載之主要因素及原因後，吾等認為分拆(包括分派合和公路基建認股權證)對合和股東而言公平合理，及分拆符合合和及其股東整體之利益。因此，吾等建議合和股東投票贊成將於股東特別大會上提呈批准分拆建議之決議案。

此致

*合和實業有限公司*
*列位股東* 台照

代表
新百利有限公司
*主席*
邵斌
謹啟

2003年6月30日

## 債務

於2003年4月30日營業時間結束時，合和及其附屬公司之未償還有抵押銀行貸款及透支為港幣二十六億二千七百萬元、無抵押銀行貸款及透支為港幣二億一千六百萬元、應付無抵押票據為港幣十五億一千三百萬元(其中有關港幣十七億三千七百萬元乃為票據持有人利益存入不可撤回廢止條款信託賬戶之款額)及其他無抵押貸款為港幣四千七百萬元。上述有抵押借款以合和集團之物業及其他資產之抵押作為抵押。同日，合和集團之或然負債包括就共同控制個體授出之銀行貸款融資港幣七億零七百萬元給予之擔保、合和集團於出售一前附屬公司權益訂立之協議中給予之承諾，及就本集團之基建項目投資向本集團提出之索償。

除上述及本通函另有說明，以及集團內公司間之負債外，合和及其附屬公司於2003年4月30日營業時間結束時，並無未償還之按揭、抵押、債券、借貸資本、銀行透支、貸款、債務證券或其他類似負債、承兑負債、承兑信貸或租購承擔、融資租約承擔、擔保或其他重大或然負債。

## 財務及經營前景

分拆後，除擁有合和公路基建集團約75%權益(假設超額配股權及中銀選擇權不獲行使)外，合和集團將繼續其物業、酒店及建築工程部經營之業務，並會繼續持有順德公路項目之25%權益及順德105國道項目之30%權益(統稱為「非合和公路基建業務」)。物業及酒店部包括位於灣仔合和中心、九龍灣國際展貿中心及荃灣悅來酒店之投資物業，該等投資物業產生營運租金及營運收入。合和集團現時亦計劃發展灣仔毗鄰合和中心之其他物業、其合營企業物業發展項目澳門濠景花園之其他各期，以及發展中國物業。董事局認為，憑藉其各項不同營運之清楚劃分及獨立經營，合和管理層將可鞏固實力，進一步發展及充分發揮非合和公路基建業務之價值，但同時仍會受惠於其擁有合和公路基建之大多數股權。

董事不知悉自2002年6月30日(即本公司編製最近期刊發之經審核綜合賬目之日)以來，本集團之財務或經營狀況有任何重大不利轉變。

## 營運資金

經計及售股之所得款項淨額約港幣二十七億七千八百萬元至港幣三十六億四千萬元、本集團可供運用之銀行融資及內部資源後，董事認為，本集團之營運資金足以應付其目前需要。

## 條款概要

下文為認股權計劃規則之主要條款概要。此概要不構成亦不計作認股權計劃規則之一部分，及不應視為會影響認股權計劃規則之詮釋。合和公路基建董事保留權利，在股東特別大會舉行前任何時候，按其認為必需或適宜時，對認股權計劃作出修訂，惟該修訂在任何重大方面不會與本附錄之概要產生衝突：

(A) 認股權計劃旨在以一個靈活之方式，讓合和公路基建向(i)合和公路基建集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員（不論全職或兼職）；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)合和公路基建任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員（不論是全職或兼職）（「參與者」）提供鼓勵、獎勵、酬金、補償及／或提供利益及就合和公路基建董事局可不時批准之該等其他目的。

(B) 認股權計劃須待(i)合和公路基建唯一股東通過一項普通決議案批准採納認股權計劃及授權合和公路基建董事授出認股權，認購認股權涉及之合和公路基建股份及因行使根據認股權計劃授出之任何認股權而配發及發行合和公路基建股份；(ii)合和股東於股東大會上批准認股權計劃；(iii)包銷商根據有關售股之包銷協議之責任成為無條件（包括（如有關）因包銷商豁免任何條件）及並無根據包銷協議之條款或其他條款予以終止；(iv)上市委員會批准(a)已發行及招股章程所述將予發行之合和公路基建股份及(b)因行使根據認股權計劃授出之認股權而將予發行之任何合和公路基建股份上市及買賣；及(v)合和公路基建股份開始在聯交所買賣。倘上述條件未能於招股章程刊發日期後90日或之前達成，認股權計劃將會隨即終止，且概無任何人士有權獲得根據或與認股權計劃有關之任何權利或利益或須履行根據或與認股權計劃有關之任何責任。

(C) 合和公路基建董事局可酌情邀請任何參與者接受認股權。在釐定各參與者之合資格基準時，合和公路基建董事局可考慮合和公路基建董事局按其酌情權認為適當之該等因素。

(D) 於發生可影響股價之事件或正就可影響股價之事件作出決定時，不得提出授出任何認股權之建議，直至該等可影響股價之資料已根據上市規則之規定公佈為止。

尤其於緊接下列兩者中較早之日期前一個月期間，不得授出認股權：(i)為批准合和公路基建中期或年度業績而舉行合和公路基建董事局會議之日期（以根據上市規則合和公路基建首次通知聯交所之日期為準）；及(ii)合和公路基建根據上市規則之規定須公佈其中期或年度業績公佈之最後期限，直至發表該等業績公佈為止。

(E) 倘合和公路基建於建議授出認股權（「建議」）日期起計28日內接獲建議函件副本（包括由原承授人（「承授人」）正式簽署之認股權接納文件）連同向合和公路基建支付港幣1.00元作為授出認股權之代價，則建議將被視為已獲根據認股權計劃之條款接納建議之任何參與者，或（如文義准許）因承授人身故而由有權獲得任何該等認股權之法定遺產代理人所接納，及與建議有關之認股權將被視作已授出及已生效。在任何情況下，該筆款項不可退還。合和公路基建股份之認購價乃按照下文(F)段計算。

(F) 根據認股權計劃之合和公路基建股份認購價，最少將不會低於下列三者中之最高者：(i)於承授人接納建議日期（或倘該日期並非一營業日，則為下一個營業日，（「授出日期」））合和公路基建股份在聯交所每日報價表所報之收市價；(ii)緊接授出日期前五個營業日股份在聯交所每日報價表所報之平均收市價（倘合和公路基建於授出日期之上市日數少於五個營業日，則新發行價將被用作合和公路基建股份上市前期間內之任何營業日之收市價）；及(iii)合和公路基建股份之面值。

(G) (i) 除非合和公路基建根據下文第(ii)段取得合和公路基建股東授出之重新批准，否則因行使根據認股權計劃及合和公路基建任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過緊隨售股完成後已發行合和公路基建股份總數（即288,000,000股合和公路基建股份）之10%。

(ii) 在下文第(iv)段之規限下，合和公路基建可於股東大會上尋求其股東批准重訂上文(i)段所載之10%上限，致使上限所指因行使根據認股權計劃及合和公路基建任何其他認股權計劃將予授出之所有認股權而可能將予發行之合和公路基建股份總數，於重訂後不會超過於批准重訂該上限當日之已發行合和公路基建股份總數10%。就計算重訂上限而言，先前根據認股權計劃及任何其他認股權計劃授出之認股權（包括該等根據認股權計劃或任何其他認股權計劃未行

使、已註銷及已失效之認股權或已行使之認股權)，則不會計算在內。在該情況下，合和公路基建須向其股東寄發一份通函，當中載有根據上市規則規定之資料。

(iii) 在下文第(iv)段之規限下，合和公路基建可於股東大會上另行尋求其股東批准授出超逾10%上限之認股權，惟超出該上限之認股權只可授予於尋求該批准前合和公路基建特別指定之參與者。在該情況下，合和公路基建須向其股東寄發一份通函，當中載有根據上市規則規定之資料。

(iv) 儘管認股權計劃之任何其他條文，因行使根據認股權計劃及合和公路基建任何其他認股權計劃已授出但仍未行使之所有尚未行使認股權而可能發行之合和公路基建股份數目，最多不得超過不時已發行之合和公路基建股份總數30%。倘會導致超出該上限，將不會根據認股權計劃及合和公路基建任何其他認股權計劃授出任何認股權。

(H) 在認股權計劃條文及上市規則規限下，合和公路基建董事局可於提出授出認股權建議時，按其絕對酌情權就認股權施加認為合適之任何條件、限制或局限。

(I) (i) 任何一名參與者之最高配額，是指於任何十二個月期間內因行使授予各參與者之認股權(包括已行使及未行使認股權)而已發行及將予發行之合和公路基建股份總數，惟合和公路基建股份數目不得超過已發行合和公路基建股份總數之1%。

(ii) 截至進一步授出認股權日期(包括該日在內)為止之十二個月內，倘進一步授出認股權予參與者可能導致因行使根據認股權計劃及合和公路基建任何其他認股權計劃授予及將授予該名參與者之所有認股權(包括已行使、已註銷及尚未行使之認股權)而已發行及將予發行之合和公路基建股份合共超過已發行合和公路基建股份之1%，須獲合和公路基建股東於股東大會上批准，而該名參與者及其聯繫人必須就此放棄投票。就計算認購價而言，根據將予授出之認股權之合和公路基建股份數目及將授予該名參與者之認股權之條款，須於合和公路基建股東批准及就進一步授出認股權而舉行之合和公路基建董事局會議日期(被視作授出日期)前訂定。

(J) (i) 凡向合和公路基建之董事、最高行政人員或主要股東(全部按上市規則之定義)或彼等各自任何聯繫人之參與者授出認股權，必須經合和公路基建獨立非執行董事(本身為承授人之獨立非執行董事除外)批准。

(ii) 倘合和公路基建董事局建議向身為主要股東(按上市規則之定義)或獨立非執行董事或彼等各自任何聯繫人之參與者授出認股權，導致截至授出日期(包括該日在內)為止之十二個月期間，根據認股權計劃及合和公路基建任何其他認股權計劃而已授予或將授予該名參與者之認股權(包括已行使、已註銷及尚未行使之認股權)獲悉數行使而已發行及將發行之合和公路基建股份數目：

(1) 合共相當於已發行合和公路基建股份總數超過0.1%；及

(2) 按各授出日期合和公路基建股份之收市價計算之價值總額超過港幣五百萬元，

則該等建議授出認股權必須經合和公路基建股東於股東大會上批准。在該情況下，根據上市規則之規定，合和公路基建須寄發一份載有所有該等條款之通函予其股東。合和公路基建之所有關連人士必須於該股東大會上就此放棄投票(惟擬就有關決議案投反對票，並且已於通函內述明此意向之關連人士則除外)。於大會上就批准授出該等認股權之任何投票表決，均須以不記名投票之方式進行。

(K) 認股權可按認股權計劃之條款，於合和公路基建董事局按其絕對酌情權釐定之期間及合和公路基建董事局通知各承授人可行使認股權之期間內隨時行使，惟在任何情況下，該行使期間不得超過由根據認股權計劃授出任何特定認股權之日期起計10年期間(「認股權期間」)。在下文第(U)至(W)段之規限下，認股權於認股權期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(L) 除合和公路基建董事局另有所決定及於授出認股權時將發出予參與者之建議函件中指明者外，承授人於行使認股權前毋須達到任何表現目標，亦毋須於行使認股權前規定以任何最短期間持有該認股權。

(M) 認股權僅屬承授人個人所有及不可轉讓，而承授人不得以任何形式出售、轉讓、抵押、按揭、使其承受任何產權負擔或增設任何與認股權相關之第三方權益。在上文所規限下，認股權於承授人違反前述各項之日應自動失效及不可予以行使(以尚未行使者為限)。

(N) 倘承授人因任何理由(身故或因下文第(P)段所述之一個或以上理由而終止受僱、董事職位、職位或獲委聘除外)不再成為參與者，該名承授人可於終止任職日期後三

個月期間(或合和公路基建董事局可能決定之該較長期間)內，行使於終止任職日期其可享有之認股權(以於終止任職日期其可享有之尚未行使認股權為限)，終止任職日期指其於有關公司之最後實際工作日(無論是否發放薪金以代替通知)，或於有關公司之最後任職、獲委聘或董事職務日期(視乎情況而定)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(O) 倘承授人在悉數行使認股權前身故，且並無任何事項足以構成根據下文第(P)段所述終止受僱、董事職位、職位或獲委聘之理由，則該名承授人之遺產代理人可於六個月期間或合和公路基建董事局由身故日期起可能決定之該較長期間內，行使最多達該承授人於身故日期可享有之認股權(以尚未行使者為限)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(P) 倘承授人因其不當行為，或有可能未能支付或無任何合理期望能支付債務，或已成為無力償債，或大致上已與其債權人訂立任何安排或債務重整協議，或已觸犯任何涉及其行事持正或誠信之刑事罪行等理由而被終止其任職、董事職務、職位或委聘之原因，不再為有關公司或合和公路基建主要股東(視乎情況而定)之僱員、董事、顧問、專業顧問或最高行政人員，認股權(以尚未行使者為限)將會於當日自動失效。

(Q) 倘合和公路基建向其股東發出通告召開股東大會，以考慮並酌情通過有關合和公路基建自動清盤(而非重組、合併或債務償還安排)之決議案，合和公路基建須於其寄發通告同日或寄發通告後隨即召開股東大會，向所有承授人發出通知，而各承授人(或其法定遺產代理人)隨即有權於最遲於建議召開合和公路基建股東大會前兩個營業日內隨時向合和公路基建發出書面通知行使其所有或任何認股權，連同支付就所發出之通告所述合和公路基建股份之認購價總額之全數金額，而合和公路基建須盡快，及在任何情況下最遲於緊接上文所述建議股東大會日期前之營業日，配發有關合和公路基建股份予承授人，並入賬列為繳足。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(R) (i) 倘以收購方式向全體合和公路基建股份持有人(不包括以根據下文(ii)段協議安排之方式)(或收購人及／或由收購人控制之任何人士及／或與收購人有聯繫

或一致行動之任何人士以外之全部該等持有人)提出全面收購建議，而倘該等收購建議於有關認股權限期屆滿前成為或宣佈成為無條件，則承授人(或其遺產代理人)可在收購人發出通告後21日內，書面通知合和公路基建悉數或按該通告所指定之數額行使認股權(以收購人發出通告之日可予行使但尚未行使者為限)。

(ii) 倘以協議安排之方式向全體合和公路基建股份持有人提出之全面收購建議，獲得有關股東大會之合和公路基建股份持有人所需人數批准，承授人(或其遺產代理人)可隨後(直至合和公路基建通知之期限為止，此後有關之認股權將告失效)悉數或按該通告指定之數額行使認股權(以可予行使及尚未行使者為限)。

(iii) 倘合和公路基建與其股東或債權人擬因或就有關合和公路基建之重組或與任何其他一家或多家公司合併之計劃達成妥協或作出安排(上文第(ii)段預計進行之全面收購建議或債務償還安排除外)，則合和公路基建須於向合和公路基建各股東或債權人發出召開有關考慮該妥協或安排之大會通告當日，向承授人發出有關通告，而承授人(或其遺產代理人)有權由發出通告當日起直至兩個月後或該妥協或安排經法院批准當日(以較早者為準)止期間行使全部或部分認股權(以可予行使但尚未行使者為限)，但行使上述認股權則須待法院批准該妥協或安排及該妥協或安排生效後，方可作實。待該妥協或安排生效後，除先前已根據認股權計劃行使者外，所有認股權將告失效。合和公路基建可要求承授人(或其遺產代理人)轉讓或以其他方式處理因在此等情況行使認股權而發行之合和公路基建股份，以致承授人因此所處之情況，與合和公路基建股份受制於該妥協或安排之情況盡量相同。

(S) 因行使認股權而配發之合和公路基建股份，須受合和公路基建當時生效之合和公路基建公司組織章程大綱及細則所限制，並在各方面與配發及發行當日已繳足之合和公路基建股份享有相同地位，因此賦予持有人享有配發或發行日期或之後所宣派或作出之一切股息或其他分派(惟倘記錄日期早於配發及發行之日之前，則先前宣派或建議或議決派付或作出之任何股息或其他分派除外)。

(T) 倘合和公路基建之股本結構因進行資本化發行、供股、合和公路基建股份拆細或合併，或削減股本出現任何變動而仍有任何認股權可予行使時(不包括合和公路基建因其作為交易方而發行合和公路基建股份作為代價導致股本結構有任何變動)，則經合和公路基建獨立財務顧問或當時之核數師認為公平合理之情況下，以書面核實須對尚未行使之認股權涉及之合和公路基建股份數目，及／或認購價作出相應修訂(如有)，致使承授人於合和公路基建已發行股本所佔比例與之前所享有之比例相同，惟任何該等修訂不可致使合和公路基建股份低於其面值發行。

(U) 認股權計劃由合和公路基建唯一股東通過決議案有條件採納認股權計劃日期起計為期十年有效。

(V) 在獲得有關承授人之同意下，合和公路基建董事局可隨時按全權酌情權決定註銷任何已授出但未獲行使之認股權。認股權於誠如上文所述合和公路基建董事局註銷認股權當日起自動失效及不可予以行使(以尚未行使者為限)。

(W) 合和公路基建可於股東大會通過決議案隨時終止認股權計劃，或由合和公路基建董事局隨時終止認股權計劃之運作。就此情況，將不會另行提呈認股權，但認股權計劃之條文在其他方面仍具有完全之法律效力。

(X) 合和公路基建董事局可通過決議案修訂認股權計劃條文之任何內容，但該計劃中有關符合資格獲授認股權之人士類別及上市規則第17.03條所述一切該等其他事宜之條文，未經合和公路基建股東於股東大會上事先批准，則不得為參與者之利益而作出修改。除根據認股權計劃現有條款自動生效之更改外，認股權計劃之條款及條件之任何重大修訂或對已授出認股權之條款之修訂，則必須經合和公路基建股東於股東大會上批准。

(Y) 合和公路基建董事局仍未釐定授出根據認股權計劃之認股權時限及任何承授人可因行使認購權而可能認購之合和公路基建股份數目。因此，合和公路基建董事局認為，在本通函內列明認股權之價值實屬過早及不適合。

## 1. 責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以令致本通函之任何聲明產生誤導。

## 2. 合和之股本

於最後實際可行日期，合和之法定股本為港幣三十億元，分為1,200,000,000股合和股份，其中875,982,121股合和股份為已發行及入賬列為繳足。

## 3. 權益披露

### (i) 董事於合同之權益

本公司或其任何附屬公司概無為合同之一方，及董事直接或間接擁有重大權益，且持續至最後實際可行日期之重大合同。

### (ii) 董事於股份及債券之權益

於最後實際可行日期，本公司各名董事、最高行政人員及其聯繫人對本公司或本公司任何相聯法團(定義見證券及期貨條例第XV部)任何股份、相關股份或債權證擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7、第8分部之規定通知本公司及聯交所者(包括任何有關董事或最高行政人員根據證券及期貨條例之上述規定被視作或當作擁有之權益及淡倉)，或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公佈者，其詳情如下：

(1) *於合和股份擁有之實益權益及淡倉*[(i)]

| 董事姓名 | 個人 | 家庭 | 公司[(ii)] | 其他 | 總數 |
|---|---|---|---|---|---|
| 胡應湘 | 62,494,032 | 21,910,000[(iii)] | 111,250,000[(iv)] | 30,680,000 | 226,334,032 |
| 何炳章 | 19,360,000 | 246,000 | 2,050,000 | – | 21,656,000 |
| 胡文新 | 24,350,000 | – | 820,000 | – | 25,170,000 |
| 李憲武 | 2,795,322 | – | – | – | 2,795,322 |
| 嚴文俊 | 100,000 | – | – | – | 100,000 |
| 胡文佳 | 2,645,650 | – | – | – | 2,645,650 |
| 胡郭秀萍 | 21,910,000 | 112,554,032[(v)] | 61,190,000 | 30,680,000 | 226,334,032 |
| 陸勵荃 | – | 1,308,981 | – | – | 1,308,981 |
| 雷有基 | 8,537 | – | – | – | 8,537 |

*附註：*

(i) 此等權益並不包括對本公司股本衍生工具之相關股份之權益。此等權益應與下文第(2)分節所列之權益(如適用)合併計算，以得出有關董事對本公司實益擁有之總權益。

所有對合和股份擁有之權益均為長倉。各名董事或最高行政人員概無持有合和股份之淡倉。

(ii) 此等合和股份由一家公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分一之投票權或控制該數量之投票權之行使。

(iii) 家族權益21,910,000股合和股份代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(iv) 公司權益111,250,000股合和股份代表胡應湘爵士及胡郭秀萍爵士夫人通過公司持有之權益。此數目包括胡郭秀萍爵士夫人通過公司持有之61,190,000股合和股份。

(v) 家族權益112,554,032股合和股份代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括胡應湘爵士透過公司持有之50,060,000股合和股份。

(2) *於本公司股本衍生工具相關股份之實益權益及淡倉*

於最後實際可行日期，以下董事持有本公司於1994年10月11日採納之認股權計劃授出而尚未行使之認股權，賦予彼等權利認購合和股份數目載列如下：

| 董事姓名 | 授出日期 | 尚未行使之認股權數目(每股合和股份行使價為港幣6.15元) | 可行使認股權時期 |
|---|---|---|---|
| 郭展禮 | 2002年3月28日 | 3,000,000 | 2002年9月28日至2005年9月27日 |
| 胡文新 | 2002年4月3日 | 2,500,000 | 2002年10月3日至2005年10月2日 |
| 嚴文俊 | 2002年4月1日 | 1,000,000 | 2002年10月1日至2005年9月30日 |
| 陳志鴻 | 2002年4月2日 | 1,000,000 | 2002年10月2日至2005年10月1日 |

*附註：* 各名董事或最高行政人員概無持有股本衍生工具相關股份之淡倉。

(3) *於相關法團股份及相關股份之實益權益及淡倉*

| 董事姓名 | 公司名稱 | 個人 | 家庭 | 公司 | 總數 |
|---|---|---|---|---|---|
| 何炳章 | 合信保險及再保險顧問有限公司 | — | — | 600,000[1] | 600,000 |

*附註：*

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司(本公司之聯營公司)之600,000股普通股，為其已發行股本之二分之一。

(ii) 若干董事以代理人身分代表其各自控股公司持有若干附屬公司之股份。

(iii) 各名董事或最高行政人員概無持有本公司相聯法團股份或股本衍生工具相關股份之淡倉。

(4) *於相聯法團債券之實益權益*

胡文新先生透過持有多家公司三分之一或以上股東大會投票權而實益擁有廣深高速公路公司發行之2004年到期(年息為9.875厘)之票據，該票面金額為美金四百八十五萬。

於最後實際可行日期，並無董事或最高行政人員持有本公司及／或本公司附屬公司之任何合資格股份。

除上述合和股份及認股權外，於最後實際可行日期，本公司其他各名董事或最高行政人員概無對本公司或本公司任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證擁有：(i)根據證券及期貨條例第XV部第7、第8分部須知會本公司及聯交所之任何權益或淡倉(包括根據證券及期貨條例之上述規定，董事或最高行政人員被當作或視作擁有之權益及淡倉)；(ii)根據證券及期貨條例第352條須記錄於本公司存置之登記冊之任何權益或淡倉；或(iii)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益或淡倉。

**(iii) 董事之服務合約**

各董事與本公司並沒有訂立現有服務合約或建議訂立之服務合約，該等合約不包括一年內屆滿或聘任公司毋須給予賠償(法定賠償除外)而可終止之服務合約。

(iv) **董事及專家於資產／合同之權益及其他權益**

各董事並沒有於本集團任何成員公司訂立對本集團業務而言屬重大，且持續至本通函刊發日期之任何合同或安排中擁有重大權益。

各董事或新百利概無於本集團任何成員公司自2002年6月30日（即編製本公司最近期刊發經審核綜合賬目之日）以來已收購或出售或租賃或擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

(v) **主要股東**

除「董事於股份及債券之權益」一節所披露於最後實際可行日期之事宜外，於最後實際可行日期，本公司並無獲任何人士（即並非董事）知會，擁有須根據證券及期貨條例第336條記錄於登記冊之本公司股本權益。

(vi) **其他**

本公司獨立非執行董事李嘉士先生為胡關李羅律師行之合夥人，該公司為就分拆擔任香港法律之法律顧問，並將就分拆收取正常專業費。

## 4. 重大合同

以下為本公司或其附屬公司於本通函刊發日期前兩年內訂立屬或可能屬重大之合同（並非於日常業務過程中訂立之合同）：

(a) 廣深高速公路公司、Delta Roads Limited、Bankers Trust Company及花旗銀行於2002年2月7日訂立之補充契約，據此，廣深高速公路公司與花旗銀行設立不可撤回地撤銷信託，而花旗銀行為廣深高速公路公司發行之美金二億年息9 $^{7}/_{8}$厘於2004年到期之票據及美金四億年息10 $^{1}/_{4}$厘於2007年到期之票據之持有人，擔任受託人持有存入花旗銀行之款額，以便根據就發行該等票據於1997年8月11日之契約進行契諾撤銷；

(b) P.T. Hi Power Tubanan 1、P.T. Central Java Power及住友商事株式會社於2003年3月26日訂立有關位於印尼中爪哇Jepara之Tanjung Jati B發電廠地盤之若干土地及資產之傘型收購協議，據此，P.T. Central Java Power及住友商事株式會社同意向P.T. Hi Power Tubanan 1購買有關位於印尼之Tanjung Jati B電力項目之若干土地、樓宇、土木及建築工程、機械、設備、文件及其他個人財產及工程，總代價約為美金三億零六百二十萬（相等於約港幣二十三億八千八百萬元），分期支付；

(c) P.T. Perusahaan Listrik Negara (Persero)、P.T. Hi Power Tubanan 1、Tubanan Power Ltd.、P.T. Impa Energi、P.T. Tosplant Engineering Indonesia、Tanjung Jati Construction (BVI) Limited、住友商事株式會社及Indonesia Slipform (L) Ltd.於2002年3月20日訂立之框架協議(「框架協議」)，當中載有將予訂立之多項協議，以便終止由(其中包括)P.T. Hi Power Tubanan 1及PT Perusahaan Listrik Negara (Persero)就印尼之Tanjung Jati B電力項目當時訂立之現有安排，及以由(其中包括)住友商事株式會社與PT Perusahaan Listrik Negara (Persero)訂立之新安排取替；及

(d) P.T. Perusahaan Listrik Negara (Persero)、P.T. Hi Power Tubanan 1、Tubanan Power Ltd.、P.T. Impa Energi、P.T. Tosplant Engineering Indonesia、Tanjung Jati Construction (BVI) Limited、住友商事株式會社、Indonesia Slipform (L) Ltd.及P.T. Central Java Power於2003年5月23日訂立之框架協議重訂本，據此，訂約各方同意修改框架協議，包括延長達致交收日期至2003年9月20日之時限。

## 5. 訴訟

於最後實際可行日期，合和或其附屬公司概無牽涉任何重大訴訟或索償要求，而且據董事所知，本公司或其附屬公司概無涉及任何尚未了結或面臨之重大訴訟或索償要求。

## 6. 專家之同意書

以下為其意見或建議載於本通函內之專家資歷：

| 名稱 | 資歷 |
| --- | --- |
| 新百利有限公司 | 根據證券及期貨條例之持牌法團 |

獨立財務顧問已就本通函之刊行發出同意書，表示同意按目前之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回。獨立財務顧問並無於本集團任何成員公司中擁有股權或可認購或提名他人認購本集團任何成員公司證券之權利(不論是否法律上可強制執行)。

## 7. 一般事項

本公司註冊辦事處為香港皇后大道東一八三號合和中心六十四樓。本公司之股份登記及過戶處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心一七一二至一七一六室。

本公司之秘書為李業華先生，彼為香港高等法院律師。

本通函之中文翻譯本只作參考，如有歧異，概以英文本為準。

## 8. 備查文件

下列文件可由本通函刊發日期直至2003年7月16日止之任何營業日之一般辦公時間內可在胡關李羅律師行位於香港中環康樂廣場一號怡和大廈二十七樓之辦事處，可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 上文第4段所述之重大合同；

(c) 新百利之函件，全文載於本通函第23至第33頁；

(d) 新百利之同意書，請參閱本附錄；

(e) 本公司截至2002年6月30日止兩個年度之經審核綜合賬目；及

(f) 根據上市規則第十四章所載之規定刊發有關自2002年6月30日(即最近期刊發之經審核賬目之日)以來，各項須具佈交易刊發之通函。

**HOPEWELL HOLDINGS LIMITED**
**(合和實業有限公司)**

*(依據公司條例在香港註冊成立之有限公司)*

**茲通告**合和實業有限公司(「本公司」)將於2003年7月16日星期三上午9時30分正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東特別大會，藉以考慮及酌情通過(不論有否修訂)下列決議案為本公司之普通決議案：

## 普通決議案

1. 「**決議**待香港聯合交易所有限公司上市委員會批准分拆(定義見下文)後，

   (a) 批准分拆；及

   (b) 授權本公司董事局代表本公司批准及實行分拆及所有附帶之事宜，以及採取其認為適合與分拆有關或因分拆而產生之所有行動。

   「分拆」指向公眾人士發售本公司附屬公司合和公路基建有限公司之股份(「合和公路基建股份」)以供認購、以特別中期實物分派方式向本公司若干合資格股東分派可認購新合和公路基建股份之認股權證(「合和公路基建認股權證」)及向若干專業、機構及其他投資者發售合和公路基建股份，有關詳情載於2003年6月30日刊發之通函，惟可作出本公司董事認為不屬重大之任何修訂或調整。」

2. 「**決議**批准本公司附屬公司合和公路基建有限公司之認股權計劃(「認股權計劃」，其條款載於註有「A」字樣之文件，該文件已呈交大會，並經本公司董事簽署以資識別，及有關概要載於註有「B」字樣之文件所載於2003年6月30日刊發並已寄發予本公司股東之通

函(召開本大會之通告構成該通函之一部分)內，該份註有「B」字樣之文件已呈交大會，並由本公司董事簽署以資識別，以及授權本公司董事局作出必需或適宜之一切行動及訂立所有必需或適宜之交易及安排，以便進行認股權計劃。」

承董事局命
**合和實業有限公司**
*公司秘書*
**李業華**

香港，2003年6月30日

*註冊辦事處：*
香港皇后大道東一八三號
合和中心六十四樓

**附註：**

(1) 凡有權出席大會及於會上投票之股東，均有權委任最多兩名代表出席，及於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 倘為股份之聯名登記持有人，任何一名人士可親身或委派代表就該股份於會上投票，猶如其為唯一有權之人士，惟倘超過一名聯名持有人親身或委派代表出席大會，則就該股份名列本公司股東名冊上首位之上述人士方有權就該股份作出投票。

(3) 致本公司股東之通函內隨附大會適用之代表委任表格。

(4) 代表委任表格，連同經簽署或經公證人核實之授權書或其他授權文件(如有)，必須於大會或其續會指定舉行時間四十八小時前送達本公司位於香港皇后大道東一八三號合和中心六十四樓之註冊辦事處，方為有效。股東填妥及交回代表委任表格後，仍可親自出席股東特別大會，並於會上投票。

(5) 本通告所述2003年6月30日刊發之通函，當中載有認股權計劃之概要，將另行寄發予本公司股東。

(6) 本通告之中文翻譯本只作參考，如有歧異，概以英文本為準。

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of the shareholders of HOPEWELL HOLDINGS LIMITED (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, 16 July, 2003 at 9:30 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:—

### ORDINARY RESOLUTIONS

1. "THAT subject to the approval of the Spin-off (as defined below) being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited,

   (a) the Spin-off be and is hereby approved; and

   (b) the board of directors of the Company be and are hereby authorised on behalf of the Company to approve and implement the Spin-off and all incidental matters and to take all actions in connection therewith or arising therefrom relating to the Spin-off as they shall think fit.

   'Spin-off' means the offer of the shares ('HHI Shares') in Hopewell Highway Infrastructure Limited, a subsidiary of the Company, to the public for subscription, the distribution of warrants for subscription of new HHI Shares ('HHI Warrants') by way of a special interim distribution in kind to certain qualifying shareholders of the Company and the offer of HHI Shares to certain professional, institutional and other investors, as more particularly described in the circular dated 30 June, 2003, subject to any variations or changes which are considered by the Company's directors not to be material."

2. "THAT the share option scheme (the 'Share Option Scheme') of Hopewell Highway Infrastructure Limited, a subsidiary of the Company, the terms of which are contained in the document marked 'A' and produced to the meeting and for the purpose of identification signed by a director of the Company and a summary of which is set out in a circular dated 30 June, 2003 contained in the document marked 'B' and despatched to the shareholders of the Company of which the notice convening this meeting forms part and produced to the meeting and for the purpose of identification signed by a director of the Company be and is hereby approved and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or desirable in order to give effect to the Share Option Scheme."

By order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 30 June, 2003

*Registered Office:*
64th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

*Notes:*

(1) Any member entitled to attend and vote at the meeting is entitled to appoint up to two proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of Hopewell.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of Hopewell in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed with the circular to shareholders of Hopewell.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of Hopewell, at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(5) The circular dated 30 June, 2003 referred to in this notice which contains the summary of the Share Option Scheme will be separately despatched to the shareholders of Hopewell.

(6) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

*The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# HOPEWELL HOLDINGS LIMITED
# (合和實業有限公司)

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

## POSSIBLE MAJOR TRANSACTION INVOLVING SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, DISTRIBUTION OF HHI WARRANTS AND SHARE OPTION SCHEME OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

## ANNOUNCEMENT

Reference is made to the announcement of Hopewell dated 17 April, 2003 in relation to the proposed Spin-off. The Spin-off may constitute a major transaction for Hopewell under Chapter 14 of the Listing Rules based on the Offer Price and the existing expected market capitalisation of HHI. HHI's expected market capitalization is calculated by reference to the Offer Price, which is subject to, inter alia, prevailing market conditions. Such information will be disclosed in the Prospectus of HHI to be issued in due course.

In connection with the Spin-off, it is proposed that HHI Warrants be distributed to the Qualifying Shareholders, and that the Share Option Scheme be adopted.

The register of members of Hopewell will be closed from 15 July, 2003 to 16 July, 2003 (both days inclusive) (or such later date(s) as the Board may determine) for the purpose of determining the entitlement of Hopewell Shareholders to HHI Warrants. No transfer of Hopewell Shares may be registered during that period. Last day of dealing in Hopewell Shares cum-entitlements to HHI Warrants is expected to be on 10 July, 2003. In order to qualify for the distribution of the HHI Warrants, all transfers must be lodged with the Registrar by no later than 4:00 p.m. on 14 July, 2003 (or such later date as the Board may determine if the Spin-off does not occur by 31 October, 2003).

A circular containing, amongst other matters, further information on the Spin-off, the distribution of HHI Warrants, the Share Option Scheme and a notice of the EGM will be despatched to Hopewell Shareholders as soon as practicable. The HHI Warrants are not being extended to Hopewell Shareholders whose registered addresses on the Record Date are outside of Hong Kong as such distribution to Hopewell Shareholders residing in certain jurisdictions may be illegal. Receipt, resale, other transfer and exercise of the HHI Warrants, and upon exercise, the HHI Shares within the United States or by U.S. persons (as such term is defined in Regulation S) are subject to and permitted only in accordance with certain restrictions. Resale, offer, other transfer and exercise of the HHI Warrants, and upon exercise, the HHI Shares are not restricted by U.S. securities laws if such transfer is to (or exercise is by) non U.S. persons (as such term is defined in Regulation S of the U.S. Securities Act) and takes place outside the U.S. in accordance with Regulation S of the U.S. Securities Act.

**Application has been made to the Stock Exchange for the Spin-off and permission to deal in the HHI Shares in issue and to be issued under the Offering or upon exercise of options granted under the Share Option Scheme and the HHI Warrants on the main board of the Stock Exchange. Hopewell Shareholders and potential investors should note that the proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted. Accordingly, Hopewell Shareholders and potential investors are urged to exercise extreme caution when dealing in Hopewell Shares.**

## THE SPIN-OFF

It is proposed that new HHI Shares will be issued pursuant to the Spin-off. In connection with the Spin-off, HHI Warrants will be distributed to Qualifying Shareholders and HHI will adopt the Share Option Scheme. HHI Group would be a "major subsidiary" of the Company as defined under paragraph 19 of the Listing Agreement as the pre-tax trading profits of HHI Group is expected to represent more than 15% of those of the Group and the Spin-off, if it proceeds, may constitute a material dilution of Hopewell's interest in the HHI Group. Depending on the expected Offer Price and the expected market capitalisation of HHI, the Spin-off may also constitute a major transaction for the Company under Chapter 14 of the Listing Rules. As such, the Spin-off is subject to the approval of Hopewell Shareholders under Chapter 14 and Practice Note 15 of the Listing Rules. Hopewell Shareholders' approval is also required for the Share Option Scheme. As the interests in relation to the Spin-off of all Hopewell Shareholders (including the single largest shareholder and/or controlling shareholders) as shareholders are not different,. all Hopewell Shareholders are entitled to vote on the Spin-off. All Hopewell Shareholders are also entitled to vote on the adoption of the Share Option Scheme. Hopewell is required to comply with the spin-off requirements under Practice Note 15 ("PN15") of the Listing Rules. Save and except for the requirements under paragraph 3(f) of PN15 of the Listing Rules regarding the assured entitlement right of Hopewell Shareholders to HHI Shares for which a waiver has been obtained from the Stock Exchange (please see the section headed "DISTRIBUTION OF HHI WARRANTS" below), Hopewell complies with all of the requirements under PN15.

(1) **The Structure of the Spin-off**

The exact structure of the Spin-off will be decided by the directors of Hopewell but is at present expected to be effected by way of Offering which will comprises a Public Offer in Hong Kong and an International Offer and will be accompanied by a separate listing of HHI Shares and the HHI Warrants on the main board of the Stock Exchange. The International Offer is expected to include a placing of new HHI Shares with professional, institutional and other investors. It is presently expected that approximately 25% of the issued capital of HHI as enlarged by the Offering will initially be made available under the Offering. The exact size of the Offering and the exact apportionment between the International Offer and the Public Offer are yet to be finally determined. HHI Warrants are also expected to be distributed free of consideration to Hopewell Shareholders who are Qualifying Shareholders by way of assured entitlements on the basis of one (1) HHI Warrant for every whole multiple of ten (10) Hopewell Shares held by them on the Record Date by way of a special interim distribution in kind. Further details of the HHI Warrants will be set out in the Prospectus. Upon the successful conclusion of the Offering, HHI Shares and HHI Warrants will be listed on the main board of the Stock Exchange. It is expected that the Hopewell Group's interest in the share capital of HHI will be reduced from the current level of 100% to approximately 75% immediately following the Offering (before taking account of the Over-allotment Option) because of dilution as a result of the Offering. Such percentage interest may be further reduced upon the exercise of the Over-allotment Option, the BOC Option, the HHI Warrants and options to be granted under the Share Option Scheme on or after the Listing Date. The Company will make necessary arrangements to ensure compliance with relevant requirements under the Listing Rules when BOC exercises the BOC Option.

(2) **Separate Listing of HHI Shares**

The Hopewell Shares will continue to be listed on the main board of the Stock Exchange after the implementation of the Spin-off. The listing of the HHI Shares and HHI Warrants on the main board of the Stock Exchange is conditional upon the conditions stated in paragraph (8) below.

An application has been made to the Stock Exchange for the listing of and permission to deal in the HHI Shares in issue and any new HHI Shares to be issued pursuant to the Spin-off as set out in the Prospectus to be issued by HHI in due course, the HHI Warrants and any new HHI Shares that may be issued pursuant to the exercise of HHI Warrants and the exercise of Options under the Share Option Scheme.

Subject to the granting of the listing of, and permission to deal in, HHI Shares and HHI Warrants on the main board of the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the HHI Shares and HHI Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

(3) **Businesses of the Group and the HHI Group**

The Group is principally engaged in the development, investment and operation of properties, hotels and toll roads, bridges, tunnels and related infrastructure projects in Hong Kong and the PRC. The Group's operations include four divisions, being toll roads, properties, hospitality and construction. In anticipation of the Spin-off, Hopewell is considering the implementation of the Reorganisation under which HHI will become the holding company for the Group's highway infrastructure business including the following projects.

| Name of project | Description | Length | HHI Group's interest |
|---|---|---|---|
| The Guangzhou-Shenzhen Superhighway | An expressway from Huanggang in Shenzhen to Guangdan in Guangzhou and is now in operation. | 122.8 km | Profit sharing interest as stipulated in the joint venture contract, presently 50% for the first 10 years commencing from 1 July, 1997, 48% for the next 10 years and 45% for the final 10 years |
| The Guangzhou East-South-West Ring Road | An expressway consisting of the east, south and west ring of the Guangzhou ring road system and is now in operation. | 38 km | Sharing of interest in net cash flow as stipulated in the joint venture contract, presently 45% for the first 10 years commencing from 1 January, 2002, 37.5% for the next 10 years and 32.5% for the final 10 years |
| The Guangzhou-Zhuhai Superhighway (the "Western Delta Route") | Phase 1 of the Western Delta Route is an expressway from the Hainan Interchange of the Guangzhou East-South-West Ring Road to Shunde and is now under construction. | 14.7 km | 50% interest in net operating income (subject to formal contract) |

| Name of project | Description | Length | HHI Group's interest |
|---|---|---|---|
| | Phases 2 and 3 will be from the southern end of Phase 1 to Zhongshan and are now under active planning | Approximately 42 km | Equity interest to be negotiated |

These projects are under the joint control of the HHI Group and its joint venture partners (i.e. the HHI Group does not have absolute control over these projects). With the exception of the Western Delta Route, the existing projects have been completed and are operational.

The Group's involvement in the development of the Pearl River Delta region's highway network stems from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the Pearl River Delta region following the PRC's economic reforms in the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the Pearl River Delta region's growth potential, and its economic integration with Hong Kong, would both depend on and support the creation of an integrated highway network within the region.

The HHI Group has a clear business focus, distinct from that of the Hopewell Group. The primary business objectives of the HHI Group will be to initiate, promote, develop and operate strategically important roads, bridges, tunnels and related infrastructure projects in the Guangdong Province, and particularly the Pearl River Delta region; to enhance and maximize the financial returns of existing toll road operations; and to continue to seek and identify toll road and related infrastructure investment opportunities in the PRC. In terms of "strategically important", it means those road projects which will be important to the traffic or profitability of a project or projects of the HHI Group; or to the acquiring by the HHI Group of projects rights; or to the achieving or maintaining of the strategic position of the road project(s) of the HHI Group in the overall highway system or network; or to the HHI Group in its overall business plan.

The Directors consider that HHI is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the Pearl River Delta region in particular. The Directors also believe that the HHI Group's track record in successfully completing PRC toll expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects.

After the Reorganisation, the Hopewell Group will continue to hold an interest in the following projects:

| Name of project | Description | Length | Hopewell Group's interest |
|---|---|---|---|
| Shunde Roads | An open highway system consisting of four interconnecting highways and eight bridges in Shunde and is now in operation. | 102.4 km | 25% interest |
| Shunde 105 Road | An open highway, being the Shunde section of the National Highway 105 in Shunde and is now in operation. | 32 km | 30% interest |

The management of HHI has adopted a policy that, in general, the HHI Group will only participate in closed system expressway projects, which are designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions (as opposed to open system highways which are designed to facilitate access to local townships/regions along the highway), unless the size of the project makes it justifiable for the HHI Group to do otherwise or if there are other special circumstances. Consequently, Shunde Roads and Shunde 105, which are not expressways, are excluded from the HHI Group. Shunde Roads and Shunde 105 contributed only about 0.1% and 2.3% of Hopewell's earnings before interest and tax for the years ended 30 June, 2001 and 30 June, 2002, respectively. Accordingly, the interests in Shunde Roads and Shunde 105 do not form a major operation of the Hopewell Group. There is no direct competition between the projects of the HHI Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. The HHI Group has no present intention of acquiring the Hopewell Group's interest in Shunde Roads and the Shunde 105. However, it is possible that when the time is right in the future for the development of Phase 3 of the Western Delta Route, depending on the final alignment of the route, the HHI Group may seek to acquire the 22.8 km Bigui Road section (or certain part thereof) of Shunde Roads for the purpose of that project (the total length of Shunde Roads is 102 km and Hopewell Group's interest in Shunde Roads is 25%). Any such acquisition would be subject to compliance with all relevant provisions of the Listing Rules. It should be noted that Phases 2 and 3 of the Western Delta Route are only in the planning stage, but they are being actively pursued.

The unaudited proforma combined profit from ordinary activities before taxation of HHI Group for the years ended 30 June, 2000, 2001 and 2002 and ten months ended 30 April, 2003 prepared in accordance with IFRS were approximately HK$548.50 million, HK$628.85 million, HK$560.78 million and HK$459.99 million respectively, and the unaudited proforma combined profit from ordinary activities after taxation and minority

interests of HHI Group for the same periods were HK$518.95 million, HK$600.62 million, HK$532.43 million and HK$433.70 million respectively. The unaudited proforma combined net asset value of the HHI Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 prepared in accordance with IFRS were HK$1,888.61 million, HK$2,489.85 million, HK$821.10 million and HK$1,246.91 million respectively.

The unaudited figures, set out in this announcement may be subject to adjustment upon finalisation of the audit.

(4) **Intended use of proceeds**

HHI presently intends to use the anticipated net proceeds of approximately HK$2,778 - 3,640 million from the subscription of new HHI Shares under the Spin-off for the following purposes:

(a) approximately HK$1,800 - 2,500 million is expected to be used towards investments in new toll roads, bridges, tunnels and related infrastructure projects which HHI intends to pursue;

(b) approximately HK$550 million is expected to be used for repayment of shareholders' loans advanced by the Hopewell Group for the Guangzhou East-South-West Ring Road project;

(c) approximately HK$370 million is expected to be used for repayment of outstanding bank loans from BOC; and

(d) the balance is expected to be used for future corporate and general working capital purposes of the HHI Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on short-term deposits with banks or other financial institutions or held in the form of other treasury instruments. In the event that the final net proceeds are to be below the range of HK$2,778 - 3,640 million, a subsequent Hopewell Shareholders' approval of the Spin-off may be required as the description of the Spin-off in this announcement may no longer apply. Further announcement and/or circular may be issued subject to the requirements of the Listing Rules.

(5) **Reasons for and benefits of the Spin-off**

The Directors consider that the Spin-off will be beneficial for both Hopewell and HHI based on the following reasons:

(a) separate listing of HHI will increase the operational and financial transparency of HHI and provide the investors, the investment market and rating agencies with greater clarity on the businesses and financial status of Hopewell and HHI;

(b) a separate listing of HHI will provide more diversified funding sources (and maybe on better terms as a result of the greater clarity referred to above) for HHI to finance its existing operations and future expansion. The Directors believe this will provide financial resources for HHI's continuing expansion, thereby avoiding Hopewell and HHI having to increase their gearing to fund this expansion;

(c) the separate listing will also allow HHI to establish a higher profile as a separate listed entity with the ability to access the debt and equity capital markets to fund the development and expansion of its PRC projects;

(d) based on the proposed structure which should promote infrastructure development in the PRC, the separate listing of HHI will allow HHI to achieve its valuation potential which in turn will be beneficial to Hopewell Shareholders as a whole;

(e) the Hopewell Group will also receive repayment of certain of the shareholder's loans borrowed by the HHI Group for the Guangzhou East-South-West Ring Road project from the proceeds of the Offering; and

(f) the separate listing will provide a separate benchmark through the stock performance of HHI Shares to measure HHI management's performance which also serves as a management incentive.

Following the Spin-off, Hopewell will be interested in not less than 50% of the issued shares of HHI and should continue to be an attractive investment opportunity given the diversified mix of income flow from its existing business (toll income, property, hospitality) and future projects, including (i) the potential development of the Mega Tower project next to Hopewell Centre; and (ii) the potential development of properties in the PRC. After the Spin-off, Hopewell would retain a sufficient level of operations and assets of its own, excluding its interest in HHI, to satisfy independently the profit requirements of Rule 8.05 of the Listing Rules as required by paragraph 3(c) of PN15.

(6) **Relationship with Hopewell Group**

The HHI Group has its own functional departments, including a project management department, an engineering department, and an accounts department, all of which operate independently from the Hopewell Group. Immediately after the Spin-Off, the majority of the directors of HHI will not hold directorships on the Board. Save for Sir Gordon Ying Sheung Wu, Mr. Eddie Ping Chang Ho and Mr. Thomas Jefferson Wu, the directors of HHI will not have any management roles in Hopewell Group immediately after the Spin-Off. Immediately after the Spin-Off, the HHI Board will also include 4 independent non-executive directors who oversee internal control and provide checks and balances over the HHI Board's decision-making on significant transactions or transactions involving a potential conflict of interests. Based on the above, the HHI Group is able to function independently of the Hopewell Group.

The existing connected transactions between members of the HHI Group and members of the Hopewell Group (which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules) include (i) lease arrangements between the Hopewell Group and the HHI Group for certain office and car parking spaces in Hopewell Centre; (ii) provision of insurance advisory services by HCNH Insurance Brokers Limited (an associated corporation of Hopewell) to the HHI Group; and (iii) sharing of administrative services between the Hopewell Group and the HHI Group.

In connection with the Spin-off, the Hopewell Group will give certain indemnities to the HHI Group in relation to certain tax liabilities of the HHI Group. In addition, following completion of the Spin-off, if HHI Group's jointly controlled entity is unable to obtain the required land use right certificates for the section of the Guangzhou East-South-West Ring Road within Guangzhou in certain circumstances and the HHI Group suffers loss as a result, the Hopewell Group will also indemnify the HHI Group against such loss as provided in the indemnity. Hopewell has been advised by PRC legal advisers that they have not found any legal impediment to the obtaining of such land use right certificates.

HHI has agreed with the Stock Exchange that, after the Listing Date, the HHI Group will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, and Hopewell has agreed with the Stock Exchange that after the Listing Date it will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, in each case as if the joint venture enterprises which are operating the Guangzhou-Shenzhen Superhighway and the Guangzhou East-South-West Ring Road and the joint venture enterprise to be established to operate Phase 1 of the Western Delta Route (collectively the "JV Enterprises") were subsidiaries for such purposes, provided that Chapter 14 of the Listing Rules will not apply to any transactions pursuant to or for the purposes of implementing the Sino-foreign co-operative joint venture contracts in respect of the JV Enterprises or any existing arrangements or dealings in relation to such projects or the JV Enterprises, as may be varied from time to time. However, any variation of such contracts or arrangements which affects HHI Group's economic interest in the JV Enterprises by more than 3% of the consolidated net tangible assets as disclosed in the latest published accounts of HHI or Hopewell (as the case may be) will be subject to Chapter 14 of the Listing Rules.

(7) **Non-compete undertaking**

In connection with the Spin-off, in order to have a clear delineation between the businesses of the Hopewell Group and the HHI Group, Hopewell will give a non-compete undertaking to HHI to the effect that for so long as Hopewell is a controlling shareholder (as that term is defined in the Listing Rules) and remains the single largest shareholder of HHI, Hopewell will not (by itself or through its

subsidiaries, excluding the HHI Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC save and except the following:

(1) toll road projects of which:

  (i) the Hopewell Group was offered an opportunity to acquire or be involved or participate; and

  (ii) the independent non-executive directors (as such is defined in the Listing Rules) of HHI has separately reviewed and decided that the HHI Group should decline such an opportunity to acquire or be involved or participate;

(2) toll road projects in which the independent non-executive directors of HHI have separately reviewed and decided to invite Hopewell or its designated subsidiary to engage or participate jointly with the HHI Group, for which such engagement or participation of the Hopewell Group is considered by the independent non-executive directors to be in the interests of general shareholders of HHI;

(3) interests in equity securities issued by any company engaged in the business of PRC toll road projects which are listed on a recognised stock exchange provided that the interest held directly or indirectly by the Hopewell Group represents not more than 15% of the total issued share capital of such company and the Hopewell Group does not control the board of the relevant company; or

(4) the 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105 presently held by the Hopewell Group.

HHI will make an announcement in the event that the independent non-executive directors of HHI have separately reviewed and decided that HHI Group should decline an opportunity to acquire or be involved or participate while such opportunity is taken up by the Hopewell Group.

(8) **Conditions**

Pursuant to the Listing Rules, HHI is regarded as a major subsidiary of Hopewell and dilution in Hopewell's equity interest in HHI is, depending on the expected Offer Price and the expected market capitalisation of HHI, considered to be material after the implementation of the Spin-off and may constitute a major transaction under the Listing Rules. The Offering and Spin-off will be conditional on, among other things, the following:

(a) Hopewell Shareholders passing the ordinary resolution at the EGM to approve the Spin-off;

(b) the Listing Committee granting approval for the listing of, and permission to deal in (i) all the HHI Shares in issue and to be issued pursuant to the Offering, the Share Option Scheme to be adopted by HHI and the exercise of the HHI Warrants and (ii) the HHI Warrants; and

(c) the obligations of the underwriters, under the underwriting agreements to be entered into between, among others, HHI and the underwriters in respect of the Offering ("Underwriting Agreements") becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by or on behalf of the underwriters) and the Underwriting Agreements not being terminated in accordance with their terms or otherwise, on or before the dates and times to be specified therein.

If these and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Offering will lapse and a notice will be published by HHI and/or Hopewell as soon as practicable following such lapse.

**DISTRIBUTION OF HHI WARRANTS**

In order to permit Hopewell Shareholders to participate directly in the benefit which may accrue from holding interests in HHI's equity share capital (and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" rules), Qualifying Shareholders will be entitled to be allocated HHI Warrants in the ratio of one (1) HHI Warrant for every whole multiple of ten (10) Hopewell Shares held by them on the Record Date by way of a special interim distribution in kind. Any Qualifying Shareholder holding less than ten (10) Hopewell Shares as specified above will not be allocated with any HHI Warrant and HHI Warrants will not be issued or allocated in fractions. The certificates for the HHI Warrants will be despatched before the Listing Date. In that regard, Hopewell has applied to the Stock Exchange for and has been granted a waiver from strict compliance with paragraph 3(f) of PN15 regarding the assured entitlement right of Hopewell Shareholders to HHI Shares on the basis that the HHI Warrants represent a better way of providing an equity entitlement to Hopewell Shareholders than a conventional preferential offer. The Board is of the view that the HHI Warrants will provide a time/option value over and above the "intrinsic" value, offer more flexibility in timing for subscribing for HHI Shares, and are transferable and do not present Hopewell Shareholders with an immediate need to fund their subscription of HHI Shares.

Subject to the Listing Committee granting approval for the listing of, and permission to deal in, the HHI Warrants and the HHI Shares to be issued pursuant to the exercise of the HHI Warrants, the HHI Warrants may be traded on the Stock Exchange. The HHI Warrants and the underlying HHI Shares have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States, and may not be exercised, offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the U.S. Securities Act and applicable state securities laws. Upon exercise, the HHI Shares may not be offered, sold, pledged or otherwise transferred at any time, except pursuant to offers and sales that occur outside the United States in accordance with Regulation S or pursuant to one or more other exemptions for offers and sales of securities not involving a public offering under the U.S Securities Act and any applicable state laws of the United States. Each Hopewell Shareholder who receives HHI Warrants will also be deemed to have made certain representations to acknowledge and comply with applicable U.S. transfer and exercise restrictions. In connection with exercise of the HHI Warrants, holders must complete and sign a subscription form which contains certain certifications with respect to U.S. restrictions.

Assuming full exercise of the HHI Warrants, the number of HHI Shares to be issued pursuant thereto will represent approximately 12% of the Offer Shares and approximately 3% of the total enlarged issued share capital of HHI after the Offering (before taking account of the Over-allotment Option).

## CLOSURE OF REGISTER OF MEMBERS

The register of members of Hopewell will be closed from 15 July, 2003 to 16 July, 2003 (both days inclusive) (or such later date(s) as the Board may determine) for the purpose of determining the entitlement of Hopewell Shareholders to the HHI Warrants. No transfer of the Hopewell Shares may be registered during that period. Last day of dealing in Hopewell Shares cum-entitlements to HHI Warrants is expected to be on 10 July, 2003. In order to qualify for the distribution of the HHI Warrants, all transfers must be lodged with the Registrar by no later than 4:00 p.m. on 14 July, 2003 (or such later date as the Board may determine) if the Spin-off does not occur by 31 October, 2003.

## FINANCIAL EFFECTS OF THE SPIN-OFF

Following the implementation of the Spin-off and Offering, the net tangible asset value of Hopewell will be increased as a result of the issue by HHI of the Offer Shares at an expected price above its underlying net tangible asset value . Hopewell's interest in HHI will initially be reduced from 100% to approximately 75% (before taking account of the Over-allotment Option) and the contribution from HHI will be correspondingly reduced.

### Effect on Net Tangible Asset Value

The proforma adjusted net tangible asset value of the Hopewell Group will be adjusted upwards, from approximately HK$15.75 to the range of approximately HK$16.39 to HK$17.13 per Hopewell Share as set out below.

| | *HK$ million* | **Per Hopewell Share** *HK$* *(Note 2)* |
|---|---|---|
| Audited consolidated net tangible assets of the Group at 30 June, 2002 | 13,794 | 15.75 |
| Increase in the net tangible asset value of the Group arising from the Offering *(Note 1)* | 563 - 1,209 | 0.64 - 1.38 |
| Proforma adjusted net tangible assets | 14,357 - 15,003 | 16.39 - 17.13 |

Increase in the net tangible asset value of the Group arising from the Offering is calculated based on a preliminary range of valuation for the Offering as estimated by the Sponsor.

*Notes:*

1. Increase in the net tangible asset value of the Group arising from the Offering is calculated based on the following assumptions:

    a. The net proceeds from the Offering are estimated to be in the range of HK$2,778 - 3,640 million.

    b. The Offering was completed on 30 June, 2002.

    c. The amounts due to the Group by HHI Group to be capitalized pursuant to the group reorganization of HHI amounted to HK$4.5 billion.

    d. The calculation takes no account of any HHI Shares which may fall to be issued upon exercise of the HHI Warrants, the BOC Option and the Over-allotment Option or which may be issued or repurchased by HHI and the operating results of the Group subsequent to 30 June, 2002.

2. The audited consolidated net tangible assets per Hopewell Share and the proforma adjusted net tangible assets per Hopewell Share are based on 875,982,121 Hopewell Shares in issue at 30 June, 2002.

## Earnings

Following the implementation of the Offering, Hopewell's interest in HHI will initially be reduced from 100% to approximately 75% (before taking account of the Over-allotment Option). As a result, the Group's earning contribution from HHI will be reduced. The audited profit attributable to Hopewell Shareholders for the year ended 30 June, 2002 prepared in accordance with accounting principles generally accepted in Hong Kong was approximately HK$340 million, of which profit of approximately HK$536 million was contributed by HHI. The loss of the Hopewell Group (i.e. excluding the HHI Group) for that year was mainly due to interest rate differential between the bank interest income derived from the covenant defeasance trust accounts and the interest expense on the US$400 million notes due 2007 and US$200 million notes due 2004 in the amount of approximately HK$129 million and the payment of premium of approximately HK$112 million for the early redemption of the notes due 2007. The early redemption arose as a result of a financing decision and is non-operational in nature and non-recurring. Further, the effect of the interest rate differential has since been substantially reduced with the early redemption of the notes due 2007 in August, 2002.

The following proforma analysis of the profit attributable to Hopewell Shareholders and the earnings per Hopewell Share was prepared on the assumption that the Offering was completed at the beginning of the financial year ended 30 June, 2002 and does not take into account of the following:-

(a) the contribution to the earnings of the Group from the proceeds generated from the Offering;

(b) any contribution to the Group's earnings from a reduction in interest expenses which may arise from a reduction of the Group's borrowings using proceeds from the Offering; and

(c) the profit from the deemed disposal by Hopewell of its interest in HHI.

The following table sets out the results of the illustrative proforma analysis in respect of the financial year ended 30 June, 2002:

| | Audited | Pro forma |
|---|---|---|
| Profit attributable to Hopewell Shareholders | HK$340 million | HK$206 million |
| Earnings per Hopewell Share (Note) | 38.8 cents | 23.5 cents |

*Note:* The earnings per share figures are calculated based on 875,982,121 Hopewell Shares in issue in the financial year ended 30 June, 2002.

The difference between the audited and proforma profit attributable to Hopewell Shareholders of HK$134 million represents the decrease in the Group's profit by 25% of the profit of the HHI Group of HK$536 million on the assumption that 25% interest in HHI was disposed of by the Group at the beginning of the financial year ended 30 June, 2002 and 75% interest in HHI was held by the Group throughout that financial year.

## SHARE OPTION SCHEME

The Share Option Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of such scheme is subject to the approval of Hopewell Shareholders at the EGM. Pursuant to the Share Option Scheme which is conditional on the Spin-off, the HHI Board will be authorised to grant Options to any executive or non-executive directors or any employees of each member of the HHI Group or any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI Group or any consultants, professional and other advisers to each member of the HHI Group or any chief executives or substantial shareholders of the Company or any associates of director, chief executive or substantial shareholder of the Company; and any employees of substantial shareholder of the Company, to subscribe for HHI Shares (the "Participants"). The total number of the HHI Shares subject to the Share Option Scheme must not, in aggregate, exceed 10% of the HHI Shares in issue immediately following completion of the Offering and the total number of HHI Shares which may be issued pursuant to the Over-allotment Option, unless HHI obtains a fresh approval from the HHI Shareholders, and subject to Chapter 17 of the Listing Rules. The Share Option Scheme further provides that an option may be exercised at any time during a period of not more than 10 years from the date upon which any particular option is granted in accordance with the Share Option Scheme. The HHI Board may provide restrictions on the time during which the Options may be exercised.

The Share Option Scheme is conditional upon, inter alia, (i) the passing of an ordinary resolution approving the adoption of the Share Option Scheme by the sole shareholder of HHI and by Hopewell Shareholders in a general meeting; (ii) the obligations of the underwriters under the Underwriting Agreements in respect of the Offering becoming unconditional and not being terminated in accordance with the terms of the Underwriting Agreements or otherwise; (iii) the Listing Committee granting approval of the listing of, and permission to deal in, (a) the HHI Shares in issue and to be issued as mentioned in the Prospectus and (b) any HHI Shares to be issued pursuant to the exercise of Options under the Share Option Scheme; and (v) the commencement of dealings in the HHI Shares on the Stock Exchange.

## EXTRAORDINARY GENERAL MEETING

The EGM will be convened on Wednesday, 16 July, 2003 at 9:30 a.m. to seek the approval of Hopewell Shareholders on the proposed Spin-off and the Share Option Scheme.

## GENERAL

Citigroup has been appointed sponsor and global co-ordinator in respect of the Spin-off. A circular containing, amongst other matters, details of the Spin-off, the distribution of HHI Warrants, the Share Option Scheme, and a notice of the EGM will be despatched to Hopewell Shareholders as soon as practicable.

The Board expects that the Prospectus containing, amongst other matters, further details of the HHI Warrants (including the basis of allocation) will be despatched to the Qualifying Shareholders in due course.

In connection with the Offering, the price of the Offer Shares may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong). Details of any intended stabilisation and how it will be regulated under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) will be contained in the Prospectus.

**Further announcement will be made to update Hopewell Shareholders and investors of any significant development related to the proposed Spin-off.**

**Hopewell Shareholders and potential investors should note that the proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted. Accordingly, Hopewell Shareholders and potential investors are urged to exercise extreme caution when dealing in Hopewell Shares.**

## DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:-

| | |
|---|---|
| "Anber" | Anber Investments Limited, a wholly-owned subsidiary of Hopewell; |
| "associate" | the meaning ascribed thereto in the Listing Rules; |
| "Board" | the board of directors of Hopewell; |
| "BOC" | Bank of China (Hong Kong) Limited; |
| "BOC Option" | an option granted in 2000 by Hopewell to the then Bank of China, Hong Kong Branch (now succeeded by BOC) to purchase from Hopewell up to 5% of the existing issued share capital of HHI as at the date on which dealings in the HHI Shares first commence on the Stock Exchange (the "First Dealing Date"), such option being exercisable during the period commencing on the First Dealing Date and ending on the date falling 36 months thereafter (both dates inclusive) at an exercise price per share being equal to "the IPO price" for each HHI Share (for these purposes, the listing of the HHI Shares on the Stock Exchange by means of the Offering will be the "IPO") (subject to adjustment pursuant to the option agreement), provided that the number of HHI Shares to be acquired pursuant to each exercise of the option must carry an aggregate value of at least HK$10,000,000; |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC; |
| "Citigroup" or "Sponsor" | Citigroup Global Markets Asia Limited, a deemed licensed corporation under the SFO and the sponsor in relation to the Spin-off; |
| "Company" or "Hopewell" | Hopewell Holdings Limited, a public company incorporated in Hong Kong with limited liability, the securities of which are listed on the main board of the Stock Exchange and which is the controlling shareholder of HHI; |
| "Directors" | the directors of the Company; |
| "EGM" | the extraordinary general meeting of the Company to be held on 16 July, 2003; |
| "Group" | the Company and its subsidiaries; |

| | |
|---|---|
| "HHI" | Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands on 14 January, 2003 with limited liability, which is currently wholly owned by Anber, another wholly owned subsidiary of Hopewell; |
| "HHI Board" | the board of directors of HHI; |
| "HHI Group" | HHI and its subsidiaries at the time of the Spin-off; |
| "HHI Shares" | shares in the capital of HHI; |
| "HHI Warrants" | the warrants of HHI to be created and issued to the Qualifying Shareholders by way of special interim distribution in kind by Hopewell (on the basis described in this announcement and to be further stipulated in the Prospectus) entitling the holder to subscribe for new HHI Shares at the Offer Price at any time from the Listing Date up to and including the day immediately before the third anniversary of the Listing Date; each such warrant will confer the right to subscribe an amount equivalent to the Offer Price for new HHI Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment) on and subject to the terms and conditions stated in the Prospectus; |
| "HKSCC" | Hong Kong Securities Clearing Company Limited; |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC; |
| "Hopewell Group" | Hopewell and its subsidiaries, excluding the HHI Group; |
| "Hopewell Shareholders" | Shareholders of Hopewell; |
| "Hopewell Shares" | Shares of HK$2.50 each in the capital of Hopewell; |
| "IFRS" | International Financial Reporting Standards promulgated by the International Accounting Standards Board (including the International Accounting Standards and interpretations); |
| "International Offer" | proposed international offering of new HHI shares in connection with the Spin-off as described in this announcement and to be further described in the Prospectus; |
| "International Underwriting Agreement" | the underwriting agreement relating to the International Offer expected to be entered into by, among others, HHI, Citigroup and the International Underwriters , as to be further described in the Prospectus; |
| "International Underwriters" | the underwriters of the International Offer; |

| | |
|---|---|
| "Listing Agreement" | the listing agreement entered into between the Stock Exchange and Hopewell; |
| "Listing Committee" | the listing committee of the Stock Exchange; |
| "Listing Date" | the date on which dealings in HHI Shares and HHI Warrants first commence on the Stock Exchange; |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange; |
| "Offer Price" | the final price per Offer Share (exclusive of brokerage, the Stock Exchange trading fee and the SFC transaction levy) at which the Offer Shares are to be issued pursuant to the Offering, to be determined as to be described in the Prospectus; |
| "Offer Share(s)" | the new HHI Shares to be offered for subscription under the Offering; |
| "Offering" | the Public Offer and the International Offer; |
| "Option" | a right to subscribe for HHI Shares pursuant to the terms of the Share Option Scheme; |
| "Over-allotment Option" | the option expected to be granted by HHI to Citigroup, on behalf of the International Underwriters pursuant to the International Underwriting Agreement, to require HHI to issue up to a certain number of additional HHI Shares at the Offer Price in connection with over-allocations in the International Offer and other stabilising action in respect of the HHI Shares; |
| "Overseas Shareholders" | registered holders of Hopewell Shares whose addresses on the register of members of Hopewell at the close of business on the Record Date are outside Hong Kong; |
| "PRC" | the People's Republic of China excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan; |
| "Prospectus" | the prospectus proposed to be issued by HHI in relation to the Offering and the HHI Warrants; |
| "Public Offer" | the proposed Hong Kong public offer of new HHI Shares in connection with the Spin-off as described in this announcement and to be further described and set out in the Prospectus and the related application forms; |
| "Qualifying Shareholders" | holders of Hopewell Shares whose names appear on the register of members of Hopewell at the close of business on the Record Date, other than Overseas Shareholders; |

| | |
|---|---|
| "Record Date" | 16 July, 2003 (subject as described under "Closure of Register of Members"); |
| "Registrar" | Computershare Hong Kong Investor Services Limited; |
| "Regulation S" | Regulation S under the U.S. Securities Act; |
| "Reorganisation" | the reorganisation of the Group in preparation of the Offering, details of which will be set out in the Prospectus; |
| "SFC" | the Securities and Futures Commission of Hong Kong; |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); |
| "Share Option Scheme" | the share option scheme proposed to be adopted by HHI conditionally as referred to in the section headed "Share Option Scheme" in the circular; |
| "Spin-off" | the spin-off and separate listing of the HHI Shares and HHI Warrants on the main board of the Stock Exchange; |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "U.S." or "United States" | the United States of America, its territories, its possessions and all areas subject to its jurisdiction; |
| "U.S. Securities Act" | the U.S. Securities Act of 1933, as amended from time to time; |
| "HK$" | Hong Kong dollars; and |
| "%" | per cent. |

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

Hong Kong, 30 June, 2003

(36)

# FAIR WIND SECRETARIAL SERVICES LIMITED

富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 JUN 2003
HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 9 JUN 2003
RECEIVED

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st May, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st May, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 9 JUN 2003

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ____________ |
| 4. | Warrants | : | | | please specify: ____________ |



198

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

)) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| . Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>________________<br>Exercise price: HK$ ________ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| /ARRANTS*<br>ate of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| ________________<br>Subscription price HK$ ______<br><br>________________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| ONVERTIBLES* lass | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| onvertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| THER ISSUES OF SHARES* | | | |
|---|---|---|---|
| ights Issue | Price: | Issue and allotment Date: | |
| acing | Price: | Issue and allotment Date: | |
| onus Issue | | Issue and allotment Date: | |
| crip Dividend | | Issue and allotment Date: | |
| epurchase of share | | Cancellation Date: | N/A |
| edemption of share | | Redemption Date: | |
| onsideration issue | Price: | Issue and allotment Date: | |
| thers (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

ote:
l information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange thout prior notification to the company/issuer.

*1023/form1/am*

(37)

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**HOPEWELL HOLDINGS LIMITED**

**合和實業有限公司**

*(incorporated in Hong Kong with limited liability)*

# EXTENSION OF TIME IN COMPLETION OF THE DISPOSAL OF THE TANJUNG JATI B POWER PROJECT

The Board announces that given that certain conditions precedent have not yet been fulfilled, Completion in respect of the Umbrella Purchase Agreement for the Tanjung Jati B power project did not take place on or before 31 May 2003 as previously anticipated. However, the parties are still in the process of satisfying the remaining conditions precedent set out in the Umbrella Purchase Agreement and the parties to the Amended and Restated Framework Agreement have agreed to extend the time for the achievement of the Settlement Date to **20 September 2003**. Notwithstanding the above, the present plan of the Vendor and the Purchasers is to achieve the Settlement Date on or before **30 June 2003**.

**Shareholders of the Company and prospective investors are advised to exercise caution when dealing in the shares of the Company.**

Reference is made to the announcement made by the Company dated 27 March 2003 (the "**Announcement**") and to the circular of the Company dated 11 April 2003.

The Board is pleased to announce that as part of the necessary documentary procedure of the Disposal, the following have been achieved:

- The Land was transferred to CJP subject to the terms of the Umbrella Purchase Agreement and the Land Purchase Price was received by the Vendor on 26 March 2003 and 27 March 2003, respectively.
- Sumitomo has advised the Vendor that on 31 March 2003 CJP entered into loan agreements relating to the Tanjung Jati B Project with JBIC and certain commercial banks.
- Sumitomo has also advised that the Purchasers have entered into an agreement on 23 May 2003 with PLN to lease the completed power plant to PLN.

Notwithstanding the above, given that certain conditions precedent have not yet been fulfilled, the Board announces that Completion in respect of the Umbrella Purchase Agreement for the Tanjung Jati B power project did not take place on or before 31 May 2003 as previously anticipated.

However, the Board is pleased to announce that the parties are still in the process of satisfying the remaining conditions precedent set out in the Umbrella Purchase Agreement as referred to above, including amongst other matters, the finalization and issuance/execution of the various documents required for the achievement of the first drawdown under the Financing For the Tanjung Jati B Project, i.e. the Settlement Date. The parties to the Amended and Restated Framework Agreement have under that agreement agreed to extend the time for the achievement of the Settlement Date to **20 September 2003**. Notwithstanding the above, the present plan of the Vendor and the Purchasers is to achieve the Settlement Date on or before **30 June 2003**.

**Shareholders of the Company and prospective investors are advised to exercise caution when dealing in the shares of the Company.**

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Amended and Restated Framework Agreement" | the amended and restated framework agreement dated 23 May 2003 between the Vendor, PLN, Tubanan Power Limited, the Local Partner, P.T. Tosplant Engineering Indonesia, Tanjung Jati Construction (BVI) Limited, CJP, Sumitomo and Indonesia Slipform (L) Ltd. which revises a Framework Agreement entered into among the same parties (other than CJP) dated 30 March 2002 and which sets forth the agreements with respect to the Rationalisation Programme |
| "Board" | the board of directors of the Company |
| "CJP" | P.T. Central Java Power, a company incorporated under the laws of Indonesia with limited liability and a wholly-owned subsidiary of Sumitomo |
| "Company" | Hopewell Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited |
| "Completion" | completion of the sale and purchase of the Disposal Assets on the terms agreed in the Umbrella Purchase Agreement |
| "Disposal" | the disposal of the Disposal Assets pursuant to the Umbrella Purchase Agreement |
| "Disposal Assets" | the Land, Works-in-Progress and Goods |

| | |
|---|---|
| "Financing For the Tanjung Jati B Project" | the financing for the Tanjung Jati B Project to be provided by JBIC under the JBIC financing and the commercial banks under the relating commercial financing facilities |
| "Goods" | certain personal property, both tangible and intangible, which are in existence and owned by the Vendor, including certain machinery and equipment, records and documentation, and an office building, which are required for the Tanjung Jati B Project |
| "JBIC" | Japan Bank of International Cooperation |
| "Land" | (i) a portion of land previously registered in the name of the Vendor, as evidenced by the right to build; and (ii) a portion of land in respect of which the Vendor entered into a purchase agreement with the previous owner but title to which has yet to be transferred to the Vendor, both of which are required for the Tanjung Jati B Project |
| "Land Purchase Price" | the purchase price of the Land, being approximately USD4.6 million (approximately HKD36 million) |
| "Local Partner" | P.T. Impa Energi, a company incorporated under the laws of Indonesia with limited liability |
| "PLN" | P.T. Perusahaan Listrik Negara (Persero), the state electricity corporation owned by the Government of Indonesia |
| "Purchasers" | CJP and Sumitomo |
| "Rationalisation Programme" | termination of existing agreements among PLN, the Vendor, the Local Partner, the Company, P.T. Impa Energi, Sumitomo and affiliates of each of the Company and Sumitomo and execution of new agreements among PLN, CJP, Sumitomo and its affiliates relating to the Tanjung Jati B Project |
| "Settlement Agreements" | the various agreements set forth in the Amended and Restated Framework Agreement entered into, or to be entered into, which are required in order to effect the Rationalisation Programme |
| "Settlement Date" | the date on which all parties to the Amended and Restated Framework Agreement confirm that the Settlement Agreements have become unconditional and the first drawdown has occurred under the loan agreements entered into by the Purchasers |
| "Sumitomo" | Sumitomo Corporation, a company incorporated under the laws of Japan with limited liability |

| | |
|---|---|
| "Tanjung Jati B Project" | the construction and operation of the 2x660MW Tanjung Jati B coal-fired power plants in Central Java, Indonesia |
| "Umbrella Purchase Agreement" | the agreement dated 26 March 2003 entered into by and among the Vendor and the Purchasers relating to the sale and purchase of the Disposal Assets |
| "Vendor" | P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a company incorporated under the laws of Indonesia with limited liability |
| "Works-in-Progress" | certain civil and architectural works, electrical and mechanical equipment and any incidental work on the Land in existence and owned by the Vendor, which are required for the Tanjung Jati B Project |

By Order of the Board of
**Hopewell Holdings Limited**
**Sir Gordon Ying Sheung WU** *KCMG, FICE*
*Chairman*

Hong Kong, 2 June 2003

Please also refer to the published version of this announcement in South China Morning Post.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 9 MAY 2003
RECEIVED

(38)

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 MAY 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th April, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

9/5/03

#b1023/ltr/1/am

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th April, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary)
(Name of Responsible Official)

Tel No.: 2847 7888

Date: 9 MAY 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: | |
| 3. | Other classes of shares | : | | please specify: | |
| 4. | Warrants | : | | please specify: | |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A. | N/A | 8,300,000 | N/A |
| 2. ______<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ______<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES*<br>Class | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| ____________<br>Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>=========== |

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

39



# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(incorporated in Hong Kong with limited liability under the Companies Ordinance)*

# POSSIBLE MAJOR TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

## ANNOUNCEMENT

The Board is pleased to announce that, subject to the requirements under Practice Note 15 of the Listing Rules, a formal application to the Stock Exchange for the Proposed Spin-off on the main board of the Stock Exchange was made on 17 April, 2003.

The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the Guangdong Province in the southern PRC, and in particular the Pearl River Delta region bordering Hong Kong.

The Proposed Spin-off will constitute a major transaction as defined under Rule 14.09 of the Listing Rules. The Company is also a major subsidiary (as defined in the Listing Rules) of Hopewell, and the Proposed Spin-off will constitute a material dilution of Hopewell's interest, which will require approval of shareholders of Hopewell. A circular providing full details of the Proposed Spin-off and its effect on Hopewell and convening an extraordinary general meeting to approve the Proposed Spin-off will be circulated to shareholders of Hopewell in due course.

No final decision has yet been made as to whether and when the Proposed Spin-off and Share Offer will be launched. There can also be no assurance that the approval of the Listing Committee for the Proposed Spin-off and the listing of, and permission to deal in, all the Shares on the main board of the Stock Exchange will be granted. A further announcement will be made in relation to the Proposed Spin-off and the Share Offer by Hopewell if and when appropriate.

**As the listing of Shares pursuant to the Proposed Spin-off and Share Offer is subject to, among others, the approval of the Listing Committee and the final decision of the Board and shareholders of Hopewell, shareholders of Hopewell and other investors are reminded to exercise caution when dealing in the securities of Hopewell.**

This announcement is made pursuant to paragraph 2 of the Listing Agreement between Hopewell and the Stock Exchange.

## INTRODUCTION

The Board wishes to announce that a formal application was made on 17 April, 2003 to the Stock Exchange for the Proposed Spin-off and permission to deal in the Shares in issue and to be issued under the Share Offer on the main board of the Stock Exchange. The Proposed Spin-off will be effected in compliance with Practice Note of 15 of the Listing Rules.

## BACKGROUND

The Company is currently a wholly owned subsidiary of Hopewell. The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the Guangdong Province in the southern PRC, and in particular the Pearl River Delta region bordering Hong Kong.

## INFORMATION ON THE PROPOSED SPIN-OFF

It is currently proposed that the Offer Shares will be offered to the public in Hong Kong for subscription and for placing with certain professional, institutional and other investors. It is currently expected that the Hopewell Group's percentage interest in the share capital of the Company will be reduced from the current level of 100% to approximately 75% immediately following the Share Offer as a result of dilution because of the Share Offer.

The Share Offer and Proposed Spin-off will be conditional on, amongst others, approval of shareholders of Hopewell and the Listing Committee granting approval for the listing of, and permission to deal in, all the Shares in issue and to be issued pursuant to the Share Offer and pursuant to the employee share option scheme to be adopted by the Company.

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 8 JAN 2002
RECEIVED

- 7 JAN 2002

Your Ref.:

Our Ref.: S/1023/78 PWH/am

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st December, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2001

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 7 JAN 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ____________ Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | N/A |
| Repurchase of share | | Cancellation Date: | | |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(incorporated in Hong Kong under the Companies Ordinance)*

## ANNOUNCEMENT

The Board of Directors (the "Board") of Hopewell Holdings Limited (the "Company") announces the following changes of the Board:-

(1) Mr. Eddie Ping Chang Ho succeeded Sir Gordon Ying Sheung Wu as the Managing Director of the Company with effect from 1st January, 2002. Sir Gordon Wu continues to act as the Chairman of the Board.

(2) Mr. Henry Hin Moh Lee retired from his Executive duties of the Company with effect from 31st December, 2001 and continues to act as a Non-Executive Director of the Company.

(3) Mr. Josiah Chin Lai Kwok has been appointed as the Deputy Managing Director of the Company with effect from 1st January, 2002.

(4) Mr. Thomas Jefferson Wu has been appointed the Chief Operating Officer of the Company with effect from 1st January, 2002.

(5) Mr. Alan Chi Hung Chan has been appointed an Executive Director of the Company with effect from 1st January, 2002.

The Board would like to welcome Mr. Josiah Chin Lai Kwok, the newly appointed Deputy Managing Director, to join Hopewell Group and congratulate Messrs. Eddie Ping Chang Ho, Thomas Jefferson Wu and Alan Chi Hung Chan on their respective appointment as the Managing Director, Chief Operating Officer and Executive Director of the Company.

The Board would also like to express sincere appreciation towards Mr. Henry Hin Moh Lee for his valuable contributions to the Group in the past years.

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 2nd January, 2002

"Please also refer to the published version of this announcement in the SCMP-Business"

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

(86)

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 6 DEC 2001

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 9 DEC 2001
RECEIVED

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th November, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

onthly Return on Movement of Listed Equity Securities
r the month ended 30th November, 2001

o: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

om: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

te: - 6 DEC 2001

A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ________ |
| 4. | Warrants : | | | please specify: ________ |

3) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| alance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| ncrease/(Decrease) EGM approval date): | Nil | Nil | Nil |
| alance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| alance at close of preceding month: | 875,982,121 | Nil | Nil |
| ncrease/(Decrease) uring the month | Nil | Nil | Nil |
| alance at close of the month: | 875,982,121 | Nil | Nil |

) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| ______<br>Exercise price: HK$ ______<br><br>______<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| ARRANTS*<br>te of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| ______<br>Subscription price HK$ ______<br><br>______<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| ONVERTIBLES* <br>ass | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| <br>nvertible price: HK$ ________ | N/A | N/A | N/A | N/A |
| THER ISSUES OF SHARES* | | | | |
| ghts Issue | Price: | Issue and allotment Date: | | |
| acing | Price: | Issue and allotment Date: | | |
| nus Issue | | Issue and allotment Date: | | |
| rip Dividend | | Issue and allotment Date: | | |
| purchase of share | | Cancellation Date: | | N/A |
| demption of share | | Redemption Date: | | |
| nsideration issue | Price: | Issue and allotment Date: | | |
| hers (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

te:
l information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange thout prior notification to the company/issuer.

*023/form1/am*

(87)

Form 表格 AR1

# Annual Return 周年申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

5 Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 31 | 10 | 2001 |

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

HK$940,813,000-*
*either incurred by Hopewell Holdings Limited in its own capacity or act as guarantor/ nominee for its subsidiaries

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

06/12/2001 EE360846
CR No. : -028397-

| Date of Return 本申報表日期 | | |
|---|---|---|
| 31 | 10 | 2001 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

Company Number 公司編號: 28397



7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

| Class of Shares 股份類別 | | Authorised Share Capital 法定股本 | Issued Share Capital 已發行股本 | | |
|---|---|---|---|---|---|
| | | Total Nominal Value 總面值 | No. of Shares Issued 已發行股份數目 | Total Nominal Value of Shares Issued 已發行股份的總面值 | Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價) |
| OS | HK$ | 3,000,000,000.00 | 875,982,121 | 2,189,955,302.50 | 2,189,955,302.50 |
| | | | | | |
| | | | | | |
| Total 總值 | | HK$3,000,000,000.00 | 875,982,121 | HK$2,189,955,302.50 | HK$2,189,955,302.50 |

OS – Ordinary Share

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

| Class of Shares 股份類別 | Change 變動情況 |
|---|---|
| | N/A |

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .

## 9 Secretary 秘書

Name 姓名

| LEE Peter Yip Wah 李 業華 | |
|---|---|
| Surname 姓氏 | Other names 名字 |
| N/A | N/A |
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

26th Floor, Jardine House, 1 Connaught Place, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A526823(3) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

## 10 Directors 董事

1 Name 姓名

| WU Ying Sheung Gordon 胡 應湘 | |
|---|---|
| Surname 姓氏 | Other names 名字 |
| N/A | N/A |
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| B144802(7) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

HO Ping Chang Eddie 何 炳章

Surname 姓氏 | Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

2B Hollywood Heights, No. 6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A683465(8) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☑ Alternate Director to 替代董事

WU Ying Sheung Gordon, KWOK Sau Ping and Joachim BURGER

3 Name 姓名

LEE Hin Moh Henry 李 憲武

Surname 姓氏 | Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址

Block A, Flat 2002, Villa Lotto, 18 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A111785(0) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

| Date of Return 本申報表日期 | | |
|---|---|---|
| 31 | 10 | 2001 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

| Company Number 公司編號 |
|---|
| 28397 |



11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

| Register 登記冊 | Address 地址 |
|---|---|
| Members | Rooms 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong |

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

| DD 日 | MM 月 | YYYY 年 | To 至 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 01 | 07 | 2000 | | 30 | 06 | 2001 |

13 Certificate 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：( Robert Van Jin Nien ) Date 日期： 30th November, 2001

Director 董事／~~Secretary~~ 秘書

Companies Registry
公 司 註 冊 處

Form 表格 AR1
# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 1 of 6)
續頁 B 第 1 頁 (共 6 頁)

Date of Return 本申報表日期

| 31 | 10 | 2001 |
|---|---|---|
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

NIEN Van-jin Robert 嚴 文俊

Surname 姓氏 / Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址: 4/F., Antonia House, 10 Broom Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| A688843(A) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

WU Man-guy 胡 文佳

Surname 姓氏 / Other names 名字

| N/A | N/A |
|---|---|
| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |

Address 地址: 18/F., Block B, Unit 1, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| D406828(A) | N/A |
|---|---|
| I.D. Card Number 身份證號碼 | Company Number 公司編號 |

b Overseas Passport 海外護照

| N/A | N/A |
|---|---|
| Number 號碼 | Issuing Country 簽發國家 |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Form 表格 AR1
# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 2 of 6)
續頁 B 第 2 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 31 | 10 | 2001 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LI 李 | Tzar Kuoi Victor 澤鉅 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 79 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D457843(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LOKE 陸 | Lai Chuen Linda 勵荃 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 2B Victoria Heights, 43A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| B657957(A) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 **AR1**

# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 3 of 6)
續頁 B 第 3 頁 (共 6 頁)

| Date of Return 本申報表日期 | | | Company Number 公司編號 |
|---|---|---|---|
| 31 | 10 | 2001 | 28397 |
| DD 日 | MM 月 | YYYY 年 | |

## Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| KWOK 郭 | Sau Ping 秀萍 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E257907(7) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| BURGER 卜 | Joachim 格 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Flat B2, 3/F., Block B, Greenwood Villas, Phase 1, Nos. 2-3, Chung Shan Terrace, Lai Chi Kok, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| XD147940(2) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 4 of 6)
續頁 B 第 4 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 31 | 10 | 2001 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| MIAO 繆 | Sai Kit Lawrence 世傑 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Unit 22, 4/F., Kellett Grove, No.7 Mount Kellett Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| P219811(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LUI 雷 | Yau-gay David 有基 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: B2-B3, 8th Floor, Garden Mansion, 150 Tai Hang Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A903522(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Form 表格 AR1
# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 5 of 6)
續頁 B 第 5 頁 (共 6 頁)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 31 | 10 | 2001 |
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WEIR | Colin Henry |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 950/85 (18A), Royal River Place, Soi Jaroenthongsuk, RAMA III Road, Yannawa, Bangkok 10120, Thailand

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| K268105(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LEE | Ka Sze, Carmelo 李 嘉士 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Unit A, 7th Floor, Broadview Villa, 20 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E915380(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 AR1

# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 6 of 6)
續頁 B 第 6 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
| --- | --- | --- |
| 31 | 10 | 2001 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
| --- | --- |
| WU 胡 | Thomas Jefferson 文新 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
| --- | --- |
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
| --- | --- |
| K109741(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
| --- | --- |
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
| --- | --- |
| | |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
| --- | --- |
| | |

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
| --- | --- |
| | |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
| --- | --- |
| | |

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 AR1
# Annual Return
# 周年申報表

Schedule 1 (Page 1 of 1)
附表一 第1頁 (共1頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 31 | 10 | 2001 |

Company Number 公司編號: 28397

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 OS

| Name 姓名 | Address 地址 | Shares 股份 Current Holding (Note 1) 現時持有量 (註1) | Shares 股份 Transferred 轉讓 (Note 2 註2) Number 數目 | Shares 股份 Transferred 轉讓 (Note 2 註2) Date 日期 | Remarks 備註 |
|---|---|---|---|---|---|
| | (AS PER LISTS OF HOLDERS OF ORDINARY SHARES ATTACHED) | | | | |
| | Total 總數 | 875,982,121 | | | |

Notes 註:

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

30th June, 2001

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company | Paid up issued share capital | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % | Principal Activities |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong:* | | | | |
| 1. | Allway Gardens Management & Services Limited | 2 shares of HK$10 each | - | 100 | Dormant |
| 2. | Art Way Limited | 10,000 shares of HK$1 each | 100 | - | Share investment |
| 3. | Banbury Investments Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 4. | Bayern Gourmet Food Company Limited | 3,000,000 shares of HK$1 each | - | 81 | Food production |
| 5. | Chee Shing Company Limited | 9,680 shares of HK$100 each | 100 | - | Provision of management services |
| 6. | Consolidated Construction Resources Limited | 2 shares of HK$1 each | - | 100 | Leasing of construction equipment, provision of construction support services and investment holding |
| 7. | Daring March Company Limited* | 2 shares of HK$1 each | 100 | - | Investment holding |
| 8. | Exgratia Company Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 9. | Fabquip Hong Kong Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 10. | Fair Bong Limited* | 2 shares of HK$1 each | 100 | - | Dormant |
| 11. | Fungus Company Limited | 2 shares of HK$1 each | 100 | - | Dormant |
| 12. | Goldhill Investments Limited | 2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each | - | 100 | Property investment |
| 13. | HH Finance Limited | 100,000 shares of HK$10 each | 100 | - | Loan financing |
| 14. | HH Nominees Limited | 2 shares of HK$1 each | 100 | - | Provision of nominee services |
| 15. | HH Secretarial Limited | 2 shares of HK$1 each | 100 | - | Provision of secretarial services |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company (cont'd) Directly % | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 16. | HOPEC Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Engineering design |
| 17. | Hopewell (Broadview Villa) Car Parks Management Limited | 2 shares of HK$1 each | - | 100 | Property management |
| 18. | Hopewell 102 Limited | 100 shares of HK$100 each | 100 | - | Dormant |
| 19. | Hopewell 104 Limited | 2 shares of HK$100 each | 100 | - | Dormant |
| 20. | Hopewell 106 Limited | 2 shares of HK$100 each | 100 | - | Investment holding |
| 21. | Hopewell 108 Limited | 1,000 shares of HK$100 each | - | 100 | Property investment |
| 22. | Hopewell 109 Limited | 100 shares of HK$100 each | 100 | - | Investment holding |
| 23. | Hopewell 110 Limited | 10,000 shares of HK$100 each | - | 100 | Property investment & development |
| 24. | Hopewell China Development (Superhighway) Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 97.5 | Investment in superhighway project |
| 25. | Hopewell China Development Limited | 1,000,000 shares of HK$1 each | 100 | - | Investment holding |
| 26. | Hopewell Construction Company, Limited | 200,000 shares of HK$100 each | - | 100 | Construction, project management and investment holding |
| 27. | Hopewell Credit Limited | 57,000 shares of HK$100 each | 100 | - | Loan financing |
| 28. | Hopewell Development Company Limited | 2 shares of HK$100 each | 100 | - | Share investment |
| 29. | Hopewell Engineering & Construction Limited | 2 shares of HK$100 each | 100 | - | Engineering, construction and investment holding |
| 30. | Hopewell Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Investment holding |
| 31. | Hopewell Finance Limited | 2 shares of HK$10 each | 100 | - | Dormant |
| 32. | Hopewell Food Industries Limited | 1,000,000 shares of HK$1 each | - | 100 | Restaurant operation |
| 33. | Hopewell Guangzhou Ring Road (Hong Kong) Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Investment holding |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 34. | Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Investment in superhighway project |
| 35. | Hopewell Housing Limited | 30,000 shares of HK$100 each | 100 | - | Property agents and investment holding |
| 36. | Hopewell Huang Gang Development Limited (ii) | 2 shares of HK$1 each | - | 100 | Property investment |
| 7. | Hopewell Ma Chung Development (H.K.) Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 38. | Hopewell Property Management Company Limited | 2 shares of HK$100 each | 100 | - | Building management |
| 39. | Hopewell Shunde Roads Limited (ii) | 2 shares of HK$1 each | - | 100 | Investment in highway system project |
| 40. | Hopewell Slipform Engineering Limited | 2,000,000 shares of HK$1 each | - | 100 | Construction specialist Sub-contractor |
| 41. | Hopewell Tileman Limited | 10,000 shares of HK$1 each | - | 100 | Project management and consultant |
| 42. | Hopewell Xintang Development (H.K.) Limited | 2 shares of HK$1 each | 100 | - | Dormant |
| +3. | International Trademart Company Limited | 2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each | - | 100 | Property investment and operation of a trademart |
| 44. | IT Catering and Services Limited | 2 shares of HK$1 each | - | 100 | Restaurants operations |
| 45. | Joyful Year Limited * | 10,000 shares of HK$1 each | 100 | - | Investment holding |
| 46. | Kanetalho Properties Limited* | 1,260,000 shares of HK$100 each | 100 | - | Property investment and investment holding |
| 47. | Kowloon Panda Hotel Limited | 2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each | - | 100 | Hotel ownership and operations |
| 48. | Lok Foo Company Limited | 52,000 shares of HK$100 each | 100 | - | Investment holding |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 49. | Mega Hotels Management Limited | 3,000,000 shares of HK$1 each | 90 | - | Hotel management and investment holding |
| 50. | Onway Company, Limited | 10,000 shares of HK$100 each | 100 | - | Dormant |
| 51. | Parkgate Enterprises Limited | 10,000 shares of HK$10 each | - | 100 | Property investment |
| 52. | Primory Company Limited | 2 shares of HK$1 each | - | 100 | Property investment |
| 53. | Singway Company, Limited | 150,000 shares of HK$100 each | 100 | - | Dormant |
| 54. | Sky Hover Investment Limited | 2 shares of HK$1 each | 100 | - | Organiser of functions and events |
| 55. | Slipform Engineering Limited (i) | 1,000,001 shares of HK$1 each | - | 100 | Construction, project consultant, property investment and investment holding |
| 56. | Suffield Company Limited | 10,000 shares of HK$1 each | 100 | - | Investment holding |
| 57. | Tanjung Jati Slipform Construction Limited△ | 2 shares of HK$1 each | - | 100 | Dormant |
| 58. | Tileman Asia (Hong Kong) Limited | 50,000 shares of HK$1 each | - | 100 | Dormant |
| 59. | Truedale Company Limited | 66,200,000 shares of HK$1 each | 100 | - | Dormant |
| 60. | Valeside Investments Limited | 1,000 shares of HK$10 each | 100 | - | Dormant |
| 61. | Wenshan Holdings Limited | 10,000 shares of HK$10 each | 100 | - | Investment holding |
| 62. | Wetherall Investments Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Property investment and investment holding |
| 63. | Ying Tat Estates Limited | 2 shares of HK$1 each | 100 | - | Investment holding |
| 64. | Yuba Company Limited | 10,000 shares of HK$1 each | - | 100 | Property investment |
| | *Incorporated in the British Virgin Islands:* | | | | |
| 65. | Acewise Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 66. | Anber Investments Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 67. | Beecroft International Limited | 1 share of US$1 each | - | 100 | Investment holding |

.../5

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands:* | | | | |
| 68. | Boro Investment Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 69. | Dover Hills Investment Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 70. | EAC Holdings (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 71. | Fan Wai Properties Limited | 1 share of US$1 each | - | 100 | Loan financing |
| 72. | Fastwin Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 73. | Frederique Securities Limited | 1 share of US$1 each | - | 100 | Treasury investment |
| 74. | Goldhill Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 75. | Goldvista Properties Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 76. | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | 20,000 shares of US$1 each | - | 97.5 | Investment holding |
| 77. | Hopewell Assets (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 78. | Hopewell Engineering & Construction (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holdings |
| 79. | Hopewell Guangzhou Ring Road Limited (ii) | 1 share of US$1 each | - | 100 | Investment in highway system project |
| 80. | Hopewell Hitec (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 81. | Hopewell Huang Gang Development (B.V.I.) Limited | 2 shares of US$1 each | - | 100 | Investment holding |
| 82. | Hopewell Humen Development Limited | 2 shares of US$1 each | - | 100 | Dormant |
| 83. | Hopewell International Limited | 1 share of US$1 each | - | 100 | Project finance |
| 84. | Hopewell Ma Chung Development Limited | 2 shares of US$1 each | - | 100 | Property development |
| 85. | Hopewell Properties (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 86. | Hopewell Shunde Highway 105 Limited | 2 shares of US$1 each | - | 100 | Investment holding |
| 87. | Hopewell Xintang Development Limited | 2 shares of US$1 each | 100 | - | Property development |
| 88. | Indonesia Tileman (BVI) Limited | 1 share of US$1 each | - | 100 | Project management |
| 89. | Indonesia Tileman Nominee (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 90. | Kammer Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 91. | Kowloon Panda Hotel (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 92. | Mega Hotels International Limited | 1 share of US$1 each | - | 90 | Hotel management |
| 93. | Most Top Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 94. | Nomusa Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 95. | Orchard Resources Limited | 1 share of US$1 each | 100 | - | Property development |
| 96. | Perfect Joy Limited | 1 share of US$1 each | 100 | - | Property investment and development |
| 97. | Primax Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 98. | Procelain Properties Ltd. (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 99. | Singway (B.V.I.) Company Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 100. | Supreme Choice Investments Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 101. | Tanjung Jati Construction (BVI) Limited | 1 share of US$1 each | - | 100 | Civil construction and engineering services |
| 102. | Tanjung Jati Holding (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 103. | Tanjung Jati Slipform (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 104. | Tubanan Power Limited | 100 shares of US$1 each | - | 100 | Investment holding |
| 105. | Tuxhouse Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 106. | Venlint Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 107. | Wetherall Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 108. | Wilberforce International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 109. | Yager International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 110. | Yee Shing International Limited (i) | 1 share of US$1 each | - | 100 | Treasury investment |
| | *Incorporated in Thailand:* | | | | |
| 11. | Hopewell (Thailand) Limited | 1,500,000,000 shares of Baht10 each | 100 | - | Investment in an elevated road and train system |
| | *Incorporated in Labuan, Malaysia:* | | | | |
| 112. | East Asia Capital (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 113. | Indonesia Project Management (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 114. | Indonesia Slipform (L) Ltd. | 1 share of US$1 each | - | 100 | Civil construction and engineering services |
| 115. | Indonesia Slipform Holding (L) Ltd. | 1 share of US$1 each | - | 100 | Investment holding |
| 116. | Indonesia Tileman (L) Ltd. | 1 share of US$1 each | - | 100 | Project management |
| 117. | Indonesia Tileman Holding (L) Ltd | 1 share of US$1 each | - | 100 | Dormant |
| 118. | Power Project Services (L) Ltd. | 1 share of US$1 each | - | 100 | Project management |
| | *Incorporated in Macau:* | | | | |
| 119. | Empresa de Construcao e Fomento Predial Hopewell (Macau) Limitada | 1,000,000 shares of MOP1 each | - | 100 | Dormant |
| 120. | Slipform Engineering (Macau) Limited | 500,000 shares of MOP1 each | - | 100 | Civil and building construction |
| | *Incorporated in the Republic of Malta:* | | | | |
| 121. | Grand Hotel Excelsior Limited | 50,000 shares of LM1 each | - | 100 | Development and operation of a hotel |
| 122. | Slipform Engineering (Malta) Limited | 10,000 shares of LM1 each | - | 100 | Project management and construction |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Malaysia:* | | | | |
| 123. | Harapbaik Construction (Malaysia) Sdn. Bhd. | 2 shares of MA$1 each | - | 100 | Investment holding |
| 124. | Slipform Engineering (M) Sdn. Bhd. | 2 shares of M$1 each | - | 100 | Provision of slipform technical service |
| | *Incorporated in Cayman Islands:* | | | | |
| 25. | Delta Roads Limited | 46,422 shares of HK$10 each | - | 100 | Investment holding |
| 126. | Hopewell Hospitality Company Limited | 2 shares of US$1 each | 100 | - | Investment holding |
| | *Incorporated in the Philippines:* | | | | |
| 127. | Hopewell Tileman Power System Corp. | 140,038 shares of PP100 each | - | 100 | Dormant |
| 128. | Slipform International, Inc. | 280 shares of PP100 each | - | 100 | Dormant |
| 129. | Slipform Project (Philippines), Inc. | 125,000 shares of PP100 each | - | 100 | Dormant |
| | *Incorporated in Indonesia:* | | | | |
| 130. | PT. Hi Power Tubanan 1 | 2,200,000 shares of US$100 each | - | 80 | Development of a power station project |
| | *Incorporated in the U.K.:* | | | | |
| 131. | Slipform Engineering (U.K.) Limited# | 1,000,000 shares of £ 1 each | - | 100 | Dormant |
| 132. | Tileman (S.E.) Limited# | 1,000,000 shares of £1 each | - | 100 | Dormant |
| 133. | Tileman Engineering Limited# | 1,000,000 shares of £1 each | - | 100 | Investment holding |
| 134. | Tileman Engineering Services Limited | 11,000 shares of £1 each | - | 100 | Consultancy services and investment |
| 135. | Tileman Transportation Systems Limited | 2,360,000 shares of £1 each | - | 100 | Consultant and civil engineering |
| | *Incorporated in the U.S.A.:* | | | | |
| 136. | Slipform Engineering (U.S.A) Inc. | 1 share of US$.01 each | - | 100 | Dormant |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

Notes:

(i) Operating principally in Asian countries

(ii) Operating principally in the PRC

(iii) Operating principally in Hong Kong

* In Members' voluntary liquidation

# In Court winding up

△ Applied for striking off

30th June, 2001

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF ASSOCIATED COMPANIES OF THE COMPANY

| | Name of company | Proportion of nominal value of issued capital held by the Company directly % | Principal activities |
|---|---|---|---|
| 1. | Granlai Company Limited (i) | 46 | Property investment |
| 2. | HCNH Insurance Brokers Limited (i) | 33.33 | Insurance brokerage |
| 3. | Hing Wai Air Conditioning Company Limited | 50 | Dormant |
| 4. | Hopewell Commercial Aviation (H.K.) Engineering Company Limited | 40 | Engineering services |
| 5. | Hopewell Commercial Aviation Consulting Engineers Limited | 40 | Engineering consultation |
| 6. | Hopewell Costain Limited | 50 | Civil and building construction |
| 7. | Hopewell Crown Infrastructure, Inc. | 10 | Project development |
| 8. | Manley High Investments Limited (i) | 4 | Property investment |
| 9. | Manrose Limited | 50 | Investment holding |
| 10. | Nova Taipa Gardens Property Management Limited | 50 | Property management |
| 11. | Nova Taipa-Urbanizacoes, Limitada | 50 | Property development |
| 12. | Shin Ho Ch'eng Development Limited (i) and (ii) | 20 | Hotel operation |
| 13. | Shin Ho Zuo Development Limited (i) and (ii) | 25 | Property development |
| 14. | Slipform Engineering (Thai) Ltd. | 49 | Provision of slipform technical service |
| 15. | Telford Development Limited | 50 | Dormant |

Notes :

(i) With financial year end date of 31st December

(ii) Operating principally in the PRC

(88)

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

- 7 NOV 2001

Our Ref.: S/1023/78 PWH/am

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 NOV 2001
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st October, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st October, 2001

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 7 NOV 2001

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ____________<br>Exercise price: HK$ ______<br><br>2. ____________<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br><br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ______ Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A =========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

**HOPEWELL HOLDINGS LIMITED**
**合和實業有限公司**

Passed on the 31st day of October, 2001

At the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") duly convened and held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, the 31st day of October, 2001 at 4:00 p.m., the following resolutions were duly passed as Ordinary Resolutions:-

**Ordinary Resolutions**

(1) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

Dated the 31st day of October, 2001.

GORDON YING SHEUNG WU
(Chairman)

*#b1023/or/am*

90

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in Hopewell Holdings Limited (the "Company"), you should at once hand this circular with the form of proxy enclosed with the 2001 Annual Report of the Company to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



**Hopewell Holdings Limited**

**合和實業有限公司**

*(Incorporated in Hong Kong under the Companies Ordinance)*

# GENERAL MANDATES TO REPURCHASE SHARES

# AND TO ISSUE SHARES

The notice convening an Annual General Meeting of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, the 31st day of October, 2001 at 4:00 p.m. is enclosed with the 2001 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2001 Annual Report of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

8th October, 2001

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

*Directors:*
Sir Gordon Ying Sheung WU, KCMG, FICE*
*(Chairman and Managing Director)*
Mr. Eddie Ping Chang HO*
*(Deputy Managing Director)***
Mr. Henry Hin Moh LEE*
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU#
Lady Ivy Sau Ping KWOK WU##
Mr. Victor Tzar Kuoi LI#
Ms. Linda Lai Chuen LOKE#
Mr. Joachim BURGER*
Mr. Lawrence Sai Kit MIAO#
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Carmelo Ka Sze LEE#
Mr. Thomas Jefferson WU*

* *Executive Directors*
** *also as alternate director to Sir Gordon Ying Sheung WU, Lady Ivy Sau Ping KWOK WU and Mr. Joachim BURGER*
\# *Independent Non-Executive Directors*
\#\# *Non-Executive Directors*

*Registered office:*
64th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

8th October, 2001

*To the Shareholders*

Dear Sir or Madam,

## GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

### INTRODUCTION

The purpose of this circular is to seek your approval of ordinary resolutions to renew the Directors' general mandates to repurchase and issue Ordinary Shares of HK$2.50 each in the capital of the Company ("Shares") and to provide you with information regarding these resolutions. The resolutions will be proposed at the annual general meeting of the Company to be held on 31st October, 2001 (the "Annual General Meeting").

### GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 5th December, 2000, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares with an aggregate nominal amount of up to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), such general mandate will lapse at the conclusion of the Annual General Meeting.

## GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares (the "Share Repurchase Mandate"), details of which are set out in Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting.

An explanatory statement as required under the Listing Rules, giving certain information regarding the Share Repurchase Mandate, is set out in the appendix hereto.

### GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 5th December, 2000, a general mandate was given by the Company to the Directors to exercise the powers of the Company to allot, issue and deal with Shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and such general mandate was extended by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on that date. Under the terms of the Listing Rules, the general mandate to allot, issue and deal with Shares will also lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will accordingly be proposed at the Annual General Meeting granting to the Directors a general mandate to allot, issue and deal with Shares (the "Share Issue Mandate") and approving an extension of the Share Issue Mandate, details of which are set out in Ordinary Resolutions No.(2) and No.(3) set out in item 5 of the Notice of Annual General Meeting.

### ACTION TO BE TAKEN

The Notice of the Annual General Meeting was given on 18th September, 2001 and is enclosed with the 2001 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the Notice of Annual General Meeting and to complete and return the form of proxy enclosed with the 2001 Annual Report of the Company in accordance with the instructions printed thereon to the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of the form of proxy will not preclude a shareholder from attending and voting in person at the Annual General Meeting.

### RECOMMENDATION

The Directors believe that the granting of the Share Repurchase Mandate and the Share Issue Mandate is in the best interests of the Company as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Company should vote in favour of all the aforesaid resolutions set out in the Notice of Annual General Meeting.

Yours faithfully,

**Sir Gordon Ying Sheung WU,** KCMG, FICE
*Chairman and Managing Director*

This appendix serves as an explanatory statement to provide shareholders of the Company with requisite information to enable them to make an informed decision as to whether to vote in favour of the Share Repurchase Mandate.

## 1. SHARE CAPITAL

As at 3rd October, 2001 (the latest practicable date prior to the printing of the circular (the "Latest Practicable Date")), the issued share capital of the Company comprised 875,982,121 Shares.

Subject to the passing of the Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 87,598,212 Shares.

## 2. REASONS FOR REPURCHASE

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise, repurchases of Shares may support the Share prices and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

## 3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Share Repurchase Mandate in these circumstances would be financed from available cash flow or working capital facilities of the Company and its subsidiaries.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid out of the distributable profits of the Company or out of the proceeds of a new issue of shares made for the purpose of the repurchase. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may also be paid out of the proceeds of a fresh issue of shares made for the purposes of the repurchase of Shares up to certain limits specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled and the amount of the Company's issued share capital will be diminished by the nominal amount of such Shares but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts for the year ended 30th June, 2001 contained in the 2001 Annual Report of the Company) in the event that the Share Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeover Code and the provisions thereof may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, Sir Gordon Ying Sheung WU and his associates (as defined in the Listing Rules) were beneficially interested in 250,204,287 Shares representing approximately 28.56% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, then the shareholdings of Sir Gordon Ying Sheung WU and his associates would be increased to approximately 31.74% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any purchases made under the Share Repurchase Mandate.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention to sell Shares to the Company under the Share Repurchase Mandate in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares, held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

## 5. SHARE PRICES

The highest and lowest prices at which the Shares traded on the Stock Exchange during each of the previous twelve months were as follows:–

| | Shares | |
|---|---|---|
| | Highest | Lowest |
| | *HK$* | *HK$* |
| **2000** | | |
| October | 2.975 | 2.425 |
| November | 3.575 | 2.800 |
| December | 3.225 | 2.950 |
| **2001** | | |
| January | 3.475 | 3.000 |
| February | 4.275 | 3.300 |
| March | 4.150 | 3.450 |
| April | 3.775 | 3.325 |
| May | 4.250 | 3.425 |
| June | 5.400 | 3.875 |
| July | 4.900 | 3.875 |
| August | 4.500 | 3.800 |
| September | 4.050 | 3.100 |

## 6. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) during each of the six months preceding the date of this circular.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之合和實業有限公司（「本公司」）股份全部售出，應立即將本通函連同隨附本公司二零零一年年報之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Hopewell Holdings Limited

合和實業有限公司

（依據公司條例在香港註冊成立）

# 購回股份及發行股份

# 之一般性授權

本公司謹訂於二零零一年十月三十一日（星期三）下午四時正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東週年大會，召開該大會通告隨附本公司二零零一年年報連同本通函一併寄發予股東，請各股東細閱該通告，並連同隨附本公司二零零一年年報之代表委任表格上印備之指示盡快將之填妥並交回，惟無論如何必須最遲於大會舉行時間四十八小時前送達。

二零零一年十月八日

Hopewell Holdings Limited

合和實業有限公司

*(依據公司條例在香港註冊成立)*

*董事局:*
胡應湘爵士, KCMG, FICE* *(主席兼董事總經理)*
何炳章先生* *(董事副總經理)***
李憲武先生*
嚴文俊先生*
胡文佳先生#
胡郭秀萍爵士夫人##
李澤鉅先生#
陸勵荃女士#
卜格先生*
繆世傑先生#
韋高廉先生*
雷有基先生*
李嘉士先生#
胡文新先生*

*註冊辦事處:*
香港
皇后大道東183號
合和中心64樓

* *執行董事*
** *亦為胡應湘爵士、胡郭秀萍爵士夫人及卜格先生之替任董事*
\# *獨立非執行董事*
\## *非執行董事*

敬啟者:

# 購回股份及發行股份之一般性授權

## 緒言

本通函旨向尋求　閣下批准普通決議案以延續購回及發行本公司股本中每股面值港幣2.50元之普通股股份(「股份」)之董事局一般性授權,並向　閣下提供有關該等決議案之資料。本公司將於二零零一年十月三十一日舉行之股東週年大會(「股東週年大會」)上提呈該等決議案。

## 購回股份之一般性授權

於二零零零年十二月五日舉行之本公司股東週年大會,本公司授予董事局一般性授權,行使本公司權力購回股份面值總額最多可達於決議案獲通過之日本公司之已發行股本面值總額百分之十。根據香港聯合交易所有限公司證券上市規則(「上市規則」),該一般性授權將於股東週年大會結束時失效。

# 購回股份及發行股份之一般性授權

於股東週年大會上將提呈一項普通決議案，授予董事局一般性授權行使本公司權力以購回股份（「股份購回授權」），詳情載於股東週年大會通告內第五項所載之第（一）項普通決議案。

上市規則規定須提供若干有關股份購回授權之資料之說明函件載於本通函之附錄內。

## 發行股份之一般性授權

於二零零零年十二月五日舉行之股東週年大會，本公司授予董事局一般性授權，行使本公司權力配發、發行及處理股份不超過決議案獲通過之日本公司之已發行股本面值總額百分之二十，而該項一般性授權擴大至包括本公司根據當日獲授予之權力購回股份之面值總額。根據上市規則之條款，配發、發行及處理股份之一般性授權亦將於股東週年大會結束時失效。

本公司因而將於股東週年大會上提呈普通決議案，授予董事局一般性授權以配發、發行及處理股份（「股份發行授權」）及批准擴大該股份發行授權，詳情載於股東週年大會通告內第五項所載之第（二）項及第（三）項普通決議案。

## 應採取之行動

股東週年大會通告已於二零零一年九月十八日發出，並連同隨附本通函寄發予股東之本公司二零零一年年報內。請各股東細閱股東週年大會通告，並將本公司二零零一年年報隨附之代表委任表格按照所列印之指示填妥交回，各股東務須於股東週年大會指定開會時間不少於四十八小時前交回本公司註冊辦事處，地址為香港皇后大道東一八三號合和中心六十四樓。股東交回代表委任表格後，仍可親自出席股東週年大會，並於會上投票。

## 推薦意見

董事局認為授予股份購回授權及股份發行授權均符合本公司及其股東之最佳利益，因此董事局推薦本公司全體股東投票贊成股東週年大會通告內所載之各項上述決議案。

此致

*列位股東*　台照

*主席兼董事總經理*
胡應湘爵士，KCMG, FICE
謹啟

二零零一年十月八日

本附錄乃作為一份說明函件，旨在向　本公司股東提供有關股份購回授權之必需資料，以便他們在投票贊成或反對股份購回授權時，能作出明智的決定。

## 1. 股本

於二零零一年十月三日（本通函付印前之最後實際可行日期（「最後實際可行日期」）），本公司之已發行股本為875,982,121股。

如股東週年大會通告內第五項所載之第（一）項普通決議案獲得通過及在股東週年大會前再無發行或購回股份，則本公司可根據股份購回授權購回股份數目最高可達87,598,212股。

## 2. 購回理由

董事局相信，股份購回授權所給予之靈活性對本公司及其股東有利。由於近年香港聯合交易所有限公司（「聯交所」）之交投情況偶爾反覆，故日後市況若陷於低潮，購回股份可支持股份之價格，使本公司之資產淨值及／或其每股盈利獲得提升。因此對擬保留其於本公司投資之股東有利，因其所佔本公司資產權益之百分率將基於本公司購回股份數目而按比例增加。

## 3. 資金來源

現建議在上述情況下根據股份購回授權而購回股份所需之款項將以本公司及其附屬公司之可用現金或營運資金支付。

在購回股份時，本公司僅可運用公司組織章程大綱及細則及公司條例所規定之合法可得並用作此用途之資金以支付所需款項。公司條例規定，用以支付股份購回所需款項之資金僅可以本公司之可分配溢利或就購回股份而發行新股所得收益撥付。公司條例進一步規定，於購回股份時所付之溢價只許由可分配溢利支付。若該購回股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超出公司條例所訂定之若干限額。購回之股份將視作已註銷處理，而本公司之已發行股本將會扣除此等股份之面值，惟本公司之法定股本總額將不會被削減。

倘股份購回授權乃於建議中之購回期間任何時間全部行使，則對本公司之營運資金或資產負債狀況（相對本公司於二零零一年年報內所載的截至二零零一年六月三十日止年度經審核綜合賬目所披露之狀況比較）或會產生重大之不利影響。然而，董事局並不建議在對本公司所需營運資金或董事局所不時認為對本公司而言屬適當之資產負債水平產生重大不利影響之情況下行使股份購回授權。

## 4. 一般事項

董事局已向聯交所承諾，倘在同樣適用之情況下，將根據上市規則及公司條例之規定，按股東週年大會通告內第五項所載之第（一）項普通決議案，行使本公司購回股份之權力。

倘股東在本公司所佔投票權之比例因股份購回而增加，則就香港公司收購及合併守則（「收購守則」）第三十二條而言，該項增加之權益將被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固對本公司之控制權，故須根據收購守則第二十六條提出強制全面收購建議，而守則內之條文可因該項增加之權益而告適用。

於最後實際可行日期，胡應湘爵士連同其聯繫人士等（定義見上市規則）實益擁有250,204,287股股份，約佔本公司已發行股本的28.56%。倘若董事局全部行使該項股份購回授權，則胡應湘爵士連同其聯繫人士等在本公司持有之股權將增至約佔本公司已發行股本的31.74%。董事局並無獲悉任何根據股份購回授權進行任何購回將會產生收購守則所指之任何後果。

各董事或（就彼等作出一切合理查詢後所知）彼等之任何聯繫人等目前概無意根據股份購回授權（如股份購回授權獲股東批准）出售股份予本公司。

本公司並無獲得任何關連人士（定義見上市規則）知會，表示彼等目前有意在股東批准股份購回授權後，出售彼等持有之任何股份予本公司，或表示承諾不會出售彼等持有之任何股份予本公司。

## 5. 股份市價

股份過去十二個月期間，每月在聯交所買賣錄得之最高價及最低價如下：-

| | 股份 | |
|---|---|---|
| | 最高 | 最低 |
| | *港元* | *港元* |
| **二零零零年** | | |
| 十月 | 2.975 | 2.425 |
| 十一月 | 3.575 | 2.800 |
| 十二月 | 3.225 | 2.950 |
| **二零零一年** | | |
| 一月 | 3.475 | 3.000 |
| 二月 | 4.275 | 3.300 |
| 三月 | 4.150 | 3.450 |
| 四月 | 3.775 | 3.325 |
| 五月 | 4.250 | 3.425 |
| 六月 | 5.400 | 3.875 |
| 七月 | 4.900 | 3.875 |
| 八月 | 4.500 | 3.800 |
| 九月 | 4.050 | 3.100 |

## 6. 本公司購回股份事項

在本通函日期之前六個月內，本公司並無在聯交所或其他證券交易所購回任何股份。

to the employee share option scheme to be adopted by the Company.

If such conditions have not been fulfilled or waived prior to the dates and times to be specified, the Share Offer will lapse and the Stock Exchange will be notified immediately and a notice will be published by the Company on the next trading day following such lapse.

**BENEFITS OF THE PROPOSED SPIN-OFF**

The Board is of the view that the separate listing of the Company will provide investors, the investment market and rating agencies with greater clarity on the businesses and financial status of Hopewell and the Company. It further provides more diversified funding sources (and maybe on better terms as a result of the greater clarity referred to above) for the Company to finance its existing operations and future expansion. The separate listing will also allow the Company to establish a higher profile as a separate listed entity with the ability to access the debt and equity capital markets to fund the development and expansion of its business. Furthermore, based on the proposed structure which should promote infrastructure development in the PRC, the separate listing of the Company will allow the Company to achieve its valuation potential which in turn will be beneficial to the shareholders of Hopewell as a whole.

**APPROVAL REQUIRED FROM SHAREHOLDERS OF HOPEWELL**

The Proposed Spin-off will constitute a major transaction as defined under Rule 14.09 of the Listing Rules. The Company is also a major subsidiary (as defined under paragraphs 17 and 19 of Hopewell's Listing Agreement with the Stock Exchange) of Hopewell, and the Proposed Spin-off will constitute a material dilution of Hopewell's interest under Practice Note 13 of the Listing Rules. Pursuant to Practice Note 15 of the Listing Rules, approval of shareholders of Hopewell will be required in respect of the Proposed Spin-off. A circular providing full details of the Proposed Spin-off and its effect on Hopewell and convening an extraordinary general meeting to approve the Proposed Spin-off will be circulated to shareholders of Hopewell in due course.

**GENERAL**

Hopewell and its subsidiaries are principally engaged in the development, investment and operation of properties and toll roads in Hong Kong and the PRC. Hopewell's operations include four divisions, being toll roads, properties, hospitality and construction.

Shareholders of Hopewell should note that the decisions of the Board and the board of directors of the Company to proceed with the Proposed Spin-off and Share Offer are dependent, inter alia, on market conditions during the period leading up to the proposed Share Offer. Further, there can be no assurance that the approval for the listing of, and permission to deal in, all the Shares in issue and to be issued under the Share Offer on the main board of the Stock Exchange will be granted by the Listing Committee. Hopewell or the Company will make a further announcement in relation to the Proposed Spin-off and Share Offer if and when appropriate.

In connection with the Share Offer, the price of the Offer Shares may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong). Details of any intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) will be contained in the prospectus.

**As the listing of Shares pursuant to the Proposed Spin-off and Share Offer is subject to, among others, the approval of the Listing Committee and the final decision of the Board and shareholders of Hopewell, shareholders of Hopewell and other investors are reminded to exercise caution when dealing in the securities of Hopewell.**

**DEFINITIONS**

| | |
|---|---|
| "Board" | means the board of directors of Hopewell; |
| "Company" | means Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands on 14 January 2003 with limited liability; |
| "Group" | means the Company and its subsidiaries; |
| "Hong Kong" | means the Hong Kong Special Administrative Region of the PRC; |
| "Hopewell" | means Hopewell Holdings Limited; |
| "Hopewell Group" | means Hopewell and its subsidiaries, excluding the Group; |
| "Listing Committee" | means the listing committee of the Stock Exchange; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Offer Shares" | means the new Shares to be issued under the Share Offer; |
| "PRC" | means the People's Republic of China; |
| "Proposed Spin-off" | means the spin-off and separate listing of the shares in the Company on the main board of the Stock Exchange; |
| "Share(s)" | means ordinary share(s) in the capital of the Company; |
| "Share Offer" | means the offer of shares in the Company to the public and other investors for subscription; and |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited. |

By Order of the Board
**Hopewell Holdings Limited**
**Peter Yip Wah LEE**
*Company Secretary*

17 April, 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Hopewell Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## DISCLOSEABLE TRANSACTION

## DISPOSAL OF ASSETS BY A SUBSIDIARY OF HOPEWELL HOLDINGS LIMITED

11 April 2003

# CONTENTS

*In this circular, the following expressions have the meanings set out below unless the context otherwise requires:*

| | |
|---|---|
| "Amended and Restated Framework Agreement" | the amended and restated framework agreement which is agreed in principle and intended to be executed on or about 30 April 2003 between the Vendor, PLN, Tubanan Power Limited, the Local Partner, P.T. Tosplant Engineering Indonesia, Tanjung Jati Construction (BVI) Limited, CJP, Sumitomo and Indonesia Slipform (L) Ltd. which revises a Framework Agreement entered into among the same parties (other than CJP) dated 30 March 2002 and which sets forth the agreements with respect to the Rationalisation Programme |
| "associate" | has the meaning ascribed to it under the Listing Rules |
| "Board" | the board of Directors |
| "CJP" | P.T. Central Java Power, a company incorporated under the laws of Indonesia with limited liability and a wholly-owned subsidiary of Sumitomo |
| "Company" | Hopewell Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "Completion" | completion of the sale and purchase of the Disposal Assets on the terms agreed in the Umbrella Purchase Agreement |
| "Directors" | the directors of the Company as at the Latest Practicable Date |
| "Disposal" | the disposal of the Disposal Assets pursuant to the Umbrella Purchase Agreement |
| "Disposal Assets" | the Land, Works-in-Progress and Goods |
| "Goods" | certain personal property, both tangible and intangible, which are in existence and owned by the Vendor, including certain machinery and equipment, records and documentation and an office building, which are required for the Tanjung Jati B Project |

| | |
|---|---|
| "Goods Purchase Price" | the purchase price of the Goods, being approximately USD141.6 million (approximately HKD1,104 million) (subject to adjustment) |
| "HKD" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Hopewell Group" | the Company and its subsidiaries |
| "Land" | (i) a portion of land registered in the name of the Vendor, as evidenced by the right to build; and (ii) a portion of land in respect of which the Vendor has entered into a purchase agreement with the previous owner but title to which has yet to be transferred to the Vendor, both of which are required for the Tanjung Jati B Project |
| "Land Purchase Price" | the purchase price of the Land, being approximately USD4.6 million (approximately HKD36 million) |
| "Latest Practicable Date" | 11 April 2003, being the latest practicable date for ascertaining certain information contained in this circular |
| "Lender Adjustment Event" | an event entitling the lenders under the Loan Agreements to delay making an advance to the Purchasers under the Loan Agreement as a result of either (i) an Indonesian Government action or inaction or PLN default under its lease agreement with the Purchasers; or (ii) an event of force majeure |
| "Lender Cancellation Event" | an event directly arising out of either (i) an Indonesian Government action or inaction or PLN default under its lease agreement with the Purchasers; or (ii) an event of force majeure entitling the lenders to cancel the Loan Agreements |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Loan Agreements" | the loan agreements to be entered into between, among others, certain lenders and the Purchasers |

| | |
|---|---|
| "Local Partner" | P.T. Impa Energi, a company incorporated under the laws of Indonesia with limited liability |
| "PLN" | P.T. Perusahaan Listrik Negara (Persero), the state electricity corporation owned by the Government of Indonesia |
| "Power Purchase Agreement" | the power purchase agreement (including any amendments thereto) between the Vendor and PLN dated 16 September 1994 relating to the Tanjung Jati B Project |
| "Purchasers" | CJP and Sumitomo |
| "Rationalisation Programme" | termination of existing agreements among PLN, the Vendor, the Local Partner, the Company, Sumitomo and affiliates of each of the Company and Sumitomo and execution of new agreements among PLN, CJP, Sumitomo and its affiliates relating to the Tanjung Jati B Project |
| "Settlement Agreements" | the various agreements set forth in the Amended and Restated Framework Agreement entered into, or to be entered into, which are required in order to effect the Rationalisation Programme |
| "Settlement Date" | the date on which all parties to the Amended and Restated Framework Agreement confirm that the Settlement Agreements have become unconditional and the first drawdown has occurred under the finance agreements entered into by the Purchasers |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Shareholders" | holders of the Shares |
| "Shares" | the shares of par value HKD2.50 each in the issued share capital of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" | has the meaning ascribed to it under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) |

| | |
|---|---|
| "Sumitomo" | Sumitomo Corporation, a company incorporated under the laws of Japan with limited liability |
| "Tanjung Jati B Project" | the construction and operation of the 2x660MW Tanjung Jati B coal-fired power plants in Central Java, Indonesia |
| "Umbrella Purchase Agreement" | the agreement dated 26 March 2003 entered into by and among the Vendor and the Purchasers relating to the sale and purchase of the Disposal Assets |
| "USD" | United States dollars, the lawful currency of the United States of America |
| "Vendor" | P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a company incorporated under the laws of Indonesia with limited liability |
| "WIP Purchase Price" | the purchase price of the Works-in-Progress, being approximately USD160 million (approximately HKD1,248 million) (subject to adjustment) |
| "Works-in-Progress" | certain civil and architectural works, electrical and mechanical equipment and any incidental work on the Land in existence and owned by the Vendor, which are required for the Tanjung Jati B Project |

*For the purpose of illustration only and unless otherwise specified in this circular, amounts denominated in USD have been translated into HKD at the rate of USD1.00 to HKD7.80.*

# Hopewell Holdings Limited
# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

*Directors:*
Sir Gordon Ying Sheung WU, KCMG, FICE*
*(Chairman)*
Mr. Eddie Ping Chang HO*
*(Managing Director)***
Mr. Josiah Chin Lai KWOK*
*(Deputy Managing Director)*
Mr. Thomas Jefferson WU*
*(Chief Operating Officer)*
Mr. Henry Hin Moh LEE##
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU#
Lady Ivy Sau Ping KWOK WU, JP##
Ms. Linda Lai Chuen LOKE#
Mr. Lawrence Sai Kit MIAO#
Mr. Albert Kam Yin YEUNG*
Mr. Alan Chi Hung CHAN*
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Carmelo Ka Sze LEE#

*Registered office:*
64th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

* *Executive Directors*
** *also as alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Independent Non-Executive Directors*
\## *Non-Executive Directors*

11 April 2003

*To the Shareholders*

Dear Sir or Madam,

## DISCLOSEABLE TRANSACTION

### INTRODUCTION

On 27 March 2003, the Board announced that the Vendor and the Purchasers entered into a number of agreements, including the Umbrella Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchasers have agreed to purchase, the Disposal Assets in relation to the Tanjung Jati B power project in Indonesia.

The Vendor is owned as to 80% by the Company and as to 20% by the Local Partner. The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The purpose of this circular of which this letter forms part is to provide you with information relating to the details of the Disposal and other information as required by the Listing Rules.

## BACKGROUND TO THE UMBRELLA PURCHASE AGREEMENT

The Vendor entered into the Power Purchase Agreement relating to the financing, construction, operation and subsequent transfer of the Tanjung Jati B Project. Following the Asian economic crisis in 1997, construction on the site of the Tanjung Jati B Project was suspended in mid-1998. Subsequently, PLN commenced a programme to rationalise its power purchase agreements with developers of independent power producer projects. Sumitomo, the lead party in the construction contractor/supplier consortium for the Tanjung Jati B Project, led discussions with PLN with a view to acquiring the Disposal Assets, financing the completion of the Tanjung Jati B Project and leasing it to PLN following completion.

On 26 March 2003, the Vendor and the Purchasers entered into a number of agreements, including the Umbrella Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchasers have agreed to purchase, the Disposal Assets. The Umbrella Purchase Agreement makes reference to certain other agreements including: (i) the Amended and Restated Framework Agreement; (ii) various agreements providing for the termination of the Power Purchase Agreement, the construction and supply contracts as well as other project agreements; and (iii) agreements, in each case to effect the transfer of certain categories of assets forming the Disposal Assets, as required under Indonesian law and the Rationalisation Programme with respect to the Tanjung Jati B Project.

## THE UMBRELLA PURCHASE AGREEMENT

**Date**

26 March 2003

**Parties**

Vendor: P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a subsidiary of the Company

Purchasers: Sumitomo and CJP (both of them and their respective beneficial owners are not connected persons of the Company as defined in the Listing Rules)

**Disposal Assets**

The Disposal Assets comprise the Land, the Works-in-Progress and the Goods. The Vendor has agreed to sell, and CJP has agreed to purchase, the Land for the Land Purchase Price. Furthermore, the Vendor has agreed to sell, and Sumitomo has agreed to purchase, the Works-in-Progress and the Goods for the WIP Purchase Price and the Goods Purchase Price respectively. As at 31 December 2002, the aggregate historical costs incurred by the Company in relation to the Tanjung Jati B Project was approximately USD641 million (approximately HKD5 billion). In the year ended 30 June 1998, the Hopewell Group made a provision of approximately USD564 million (approximately HKD4.4 billion) for the Tanjung Jati B Project. Accordingly, as at 31 December 2002, the Disposal Assets had an aggregate net book value of approximately USD77 million (approximately HKD600 million). The Disposal Assets have always been accounted for as a collective whole in the accounts of the Hopewell Group.

**Consideration**

The aggregate consideration payable by the Purchasers to the Vendor amounts to approximately USD306.2 million (approximately HKD2,388 million), subject to possible adjustments as set out below. The aggregate consideration has been determined on the basis of arm's length commercial negotiations with reference to the costs incurred by the Vendor in relation to the Tanjung Jati B Project and the value of the Disposal Assets as a whole to potential purchasers.

The Land Purchase Price was paid by CJP in one lump sum payment on or about 27 March 2003 when the Land was transferred by the Vendor to CJP in accordance with the terms of the Umbrella Purchase Agreement. The transfer of the Land took place prior to the Settlement Date in order to allow time for the Purchasers to complete certain formalities prior to the execution of the finance agreements between certain lenders and the Purchasers. However, if the Settlement Date does not occur, the Land will be re-transferred back to the Vendor and the Vendor shall repay the Land Purchase Price to CJP. The WIP Purchase Price and the Goods Purchase Price are due to be received by the Vendor in accordance with the payment timetable set out in the Umbrella Purchase Agreement. An advance payment of approximately 45% of the WIP Purchase Price and the Goods Purchase Price in aggregate is due to be received by the Vendor within three business days of the Settlement Date, subject to the terms of the Umbrella Purchase Agreement, approximately 43% of the WIP Purchase Price and the Goods Purchase Price in aggregate is due to be received by the Vendor within 15 months of the Settlement Date. The remainder of the WIP Purchase Price and the Goods Purchase Price is due to be received by the Vendor in the period between 16 and 39 months from the Settlement Date in accordance with the payment timetable set out in the Umbrella Purchase Agreement. Receipt of and/or the timing of such payments could be affected by the occurrence of a Lender Adjustment Event or a Lender Cancellation Event. In such event, the timing and ultimate receipt of such payment by the Vendor could be materially adversely affected.

The aggregate consideration of approximately USD306.2 million (approximately HKD 2,388 million) represents an excess of approximately USD229.2 million (approximately HKD1,788 million) over the aggregate net book value of the Disposal Assets as at 31 December 2002. Based on 875,982,121 Shares of the Company in issue as at the Latest Practicable Date, the amount of approximately USD229.2 million (approximately HKD1,788 million) represents approximately HKD2.04 per Share.

**Conditions Precedent**

Completion will occur on the Settlement Date subject to the Purchasers having obtained the first drawdown under the Loan Agreements and the satisfaction or waiver of the following conditions precedent set out in the Umbrella Purchase Agreement including, but not limited to, the following:

- the Purchasers having obtained all the necessary construction, environmental and import permits and/or confirmations in respect of the Disposal Assets;
- East Asia Capital (L) Ltd., as sole lender and security agent under a commercial loan facility agreement dated 14 September 1995 between East Asia Capital (L) Ltd. and the Vendor, having given its prior written consent to the sale and purchase of the Disposal Assets;
- the relevant government authority having given its written approval for the transfer of the Land; and
- the Vendor and the Purchasers having performed and complied with various covenants set out in the Umbrella Purchase Agreement.

The Settlement Date is expected to occur on or before 31 May 2003.

**As Completion is subject to the Purchasers having obtained the first drawdown under the Loan Agreements and the satisfaction or waiver of the conditions precedent set out in the Umbrella Purchase Agreement, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares.**

**Use of Proceeds**

The cash consideration for the Disposal will be used by the Vendor as follows:

- to repay certain outstanding liabilities to various contractors and governmental authorities in the amount of approximately USD38 million (approximately HKD296 million); and

- the balance of the proceeds to be distributed to the Vendor's shareholders, that is, the Company and the Local Partner, in the proportion of approximately 80% : 20% respectively, subject to compliance with the relevant Indonesian legal procedures. It is anticipated that the Company will receive approximately USD215 million (approximately HKD1,677 million) pursuant to such distribution.

The Directors currently intend to apply the net proceeds of approximately USD215 million (approximately HKD1,677 million) as general working capital of the Hopewell Group. However, the Directors will consider seeking other investment opportunities and if such opportunities arise, they may apply the net proceeds to such investment opportunities.

**Reasons for, and benefits of, entering into the Umbrella Purchase Agreement**

The entering into of the Umbrella Purchase Agreement would enable the Company to recover part of the costs incurred in relation to the Tanjung Jati B Project and would enhance the Company's liquidity. The Hopewell Group currently does not intend to participate in power plant projects in Indonesia after the Disposal.

The Directors consider the terms and conditions of the Umbrella Purchase Agreement to be fair and reasonable and the entering into of the Umbrella Purchase Agreement to be in the best interests of the Shareholders and the Company as a whole.

## INFORMATION ON THE HOPEWELL GROUP

The Hopewell Group is principally engaged in the following activities: (i) infrastructure projects including toll road investment projects in the Pearl River Delta region of the Guangdong Province, the People's Republic of China; (ii) property investments including mainly the Hopewell Centre and the Hongkong International Trade and Exhibition Centre in Hong Kong; (iii) hospitality businesses including mainly the Panda Hotel in Hong Kong; (iv) construction and engineering projects in Hong Kong; and (v) other developments.

## ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this circular.

By Order of the Board of
**Hopewell Holdings Limited**
**Sir Gordon Ying Sheung WU** *KCMG, FICE*
*Chairman*

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS BY THE DIRECTORS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

### (1) Beneficial interests and short positions in the Shares[i]

| Name of Director | Personal | Family | Corporate[ii] | Other | Total |
|---|---|---|---|---|---|
| Gordon Ying Sheung WU | 62,494,032 | 21,910,000[iii] | 111,250,000[iv] | 30,680,000 | 226,334,032 |
| Eddie Ping Chang HO | 19,360,000 | 246,000 | 2,050,000 | - | 21,656,000 |
| Thomas Jefferson WU | 24,350,000 | - | 820,000 | - | 25,170,000 |
| Henry Hin Moh LEE | 2,795,322 | - | - | - | 2,795,322 |
| Robert Van Jin NIEN | 100,000 | - | - | - | 100,000 |
| Guy Man Guy WU | 2,645,650 | - | - | - | 2,645,650 |
| Ivy Sau Ping KWOK WU | 21,910,000 | 112,554,032[v] | 61,190,000 | 30,680,000 | 226,334,032 |
| Linda Lai Chuen LOKE | - | 1,308,981 | - | - | 1,308,981 |
| David Yau-gay LUI | 8,537 | - | - | - | 8,537 |

*Notes:*

(i) These interests do not include those in underlying shares of equity derivatives of the Company. These interests need to be aggregated with those set out in sub-paragraph (2) below (if applicable) to give the total interests in the Company beneficially owned by the Directors.

All interests in the Shares are long positions. None of the Directors or chief executives held any short position in the Shares.

(ii) These Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 21,910,000 Shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 111,250,000 Shares represent the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure includes 61,190,000 Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The family interests of 112,554,032 Shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 50,060,000 Shares held by Sir Gordon Ying Sheung WU through corporations.

**(2) Beneficial interests and short positions in underlying shares of equity derivatives of the Company**

As at the Latest Practicable Date, the following Directors held outstanding share options granted under the share option scheme adopted by the Company on 11 October 1994 entitling them to subscribe for such number of Shares as set out below:

| Name of Director | Date of grant | Number of share options outstanding with exercise price per Share of HK$6.15 | Period during which share options are exercisable |
|---|---|---|---|
| Josiah Chin Lai KWOK | 28 March 2002 | 3,000,000 | 28 September 2002 to 27 September 2005 |
| Thomas Jefferson WU | 3 April 2002 | 2,500,000 | 3 October 2002 to 2 October 2005 |
| Robert Van Jin NIEN | 1 April 2002 | 1,000,000 | 1 October 2002 to 30 September 2005 |
| Alan Chi Hung CHAN | 2 April 2002 | 1,000,000 | 2 October 2002 to 1 October 2005 |

*Note:* None of the Directors or chief executives held any short position in underlying shares of equity derivatives.

**(3) Beneficial interests and short positions in shares and underlying shares in associated corporations**

| Name of Director | Name of company | Personal | Family | Corporate | Total |
|---|---|---|---|---|---|
| Eddie Ping Chang HO | HCNH Insurance Brokers Limited | – | – | 300,000(i) | 300,000 |

*Notes:*

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 300,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-third of its issued share capital.

(ii) Certain Directors held shares in certain subsidiaries as nominees for their holding companies.

(iii) None of the Directors or chief executives held any short position in the shares or underlying shares of equity derivatives in the Company's associated corporations.

**(4) Beneficial interests in debentures in associated corporations**

The 9⁷/₈% Notes due 2004 for a face amount of USD4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to exercise one-third or more of the voting power at its general meeting.

As at the Latest Practicable Date, none of the Directors or chief executives held any qualifying shares in the Company and/or any subsidiary of the Company.

Other than the Shares and share options set out above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (as defined in Part XV of the SFO) which would be required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which a director or a chief executive would be taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

## 3. SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

As at the Latest Practicable Date, so far as was known to the Directors or chief executives of the Company, save as disclosed under the section headed "Disclosure of Interests by the Directors" in this appendix, the Company had not been notified of any other person (other than a Director or a chief executive of the Company) who had an interest (whether direct or indirect) in 5% or more of the shares comprised in the relevant share capital or a short position which were required to be recorded in the register of interests in shares and short positions required to be kept by the Company pursuant to section 336 of the SFO or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Hopewell Group, or options to subscribe for 10% or more of the nominal value of such capital.

## 4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

## 5. SERVICE CONTRACTS

No Director has existing or proposed service contract with the Company which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

## 6. MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The secretary of the Company is Mr. Peter Yip Wah LEE, who is a practising solicitor in Hong Kong.

(c) The registered office of the Company is at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, Hopewell Centre, 183 Queen's Road East, Hong Kong.

**此乃要件　請即處理**

**閣下對本通函任何方面或應採取之行動如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已出售或轉讓**所有名下之合和實業有限公司股份，應立即將本通函送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。



**Hopewell Holdings Limited**

**合和實業有限公司**

*(於香港註冊成立之有限公司)*

# 須予披露交易

## 合和實業有限公司一附屬公司出售資產

2003年4月11日

# 目　錄

# 定 義

*在此份通函中，除文意另有所指外，以下用語各具下列相應意思：*

| | |
|---|---|
| 「框架協議重訂本」 | 賣方、PLN、Tubanan Power Limited、當地合作夥伴、P.T. Tosplant Engineering Indonesia、Tanjung Jati Construction (BVI) Limited、CJP、住友商事以及Indonesia Slipform (L) Ltd.之間原則上協定，並擬於或大約於2003年4月30日簽署的框架協議重訂本，用以修改上述各方(不包括CJP)於2002年3月30日訂立的框架協議以及列明關於合理化計劃的各項協議 |
| 「聯繫人士」 | 具有上市規則所賦予之涵義 |
| 「董事局」 | 本公司董事局 |
| 「CJP」 | P.T. Central Java Power，是一家根據印尼法律組成的有限責任公司，並且是住友商事的全資附屬公司 |
| 「本公司」 | 合和實業有限公司，是一家根據香港法律組成的有限責任公司，其股份於聯交所上市買賣 |
| 「完成」 | 根據傘型收購協議之條款，完成被出售資產的買賣 |
| 「董事」 | 於最後可行日期本公司的董事 |
| 「本出售交易」 | 根據傘型收購協議出售被出售資產 |
| 「被出售資產」 | 土地資產、在建工程資產及貨物資產的統稱 |
| 「貨物資產」 | 現正存在並由賣方擁有的某些有形和無形私人財產，包括某些機械、設備、記錄、文件及一幢辦公大樓，均為Tanjung Jati B項目所需要者 |

| | |
|---|---|
| 「貨物資產收購價」 | 貨物資產的收購價，即約為美金一億四千一百六十萬（約為港幣十一億四百萬）（該數額可能會有所調整） |
| 「港幣」 | 港幣，香港法定貨幣 |
| 「香港」 | 中華人民共和國香港特別行政區 |
| 「合和集團」 | 本公司及其附屬公司的統稱 |
| 「土地資產」 | (1) 登記於賣方名下的部份土地，有建築權為證，以及 (2) 賣方已與有關之前度擁有人訂立購買協議購入的部份土地，但其法定所有權仍有待轉至賣方；以上兩部份土地均為Tanjung Jati B項目所需要者 |
| 「土地資產收購價」 | 土地資產的收購價，即約為美金四百六十萬（約為港幣三千六百萬） |
| 「最後可行日期」 | 2003年4月11日，即確定此份通函內所載的某些資料的最後可行日期 |
| 「貸款人調整事件」 | 由於 (1) 印尼政府的行動或不行動，或PLN與買方訂立的租賃協議所指的PLN違約行為，或者 (2) 發生不可抗力事故，導致貸款協議之貸款人有權延遲根據貸款協議向買方墊付款項之事件 |
| 「貸款人取消事件」 | 由於 (1) 印尼政府的行動或不行動，或PLN與買方訂立之租賃協議所指的PLN違約行為，或者 (2) 發生不可抗力事故，因此直接導致貸款人有權取消貸款協議的事件 |
| 「上市規則」 | 聯交所《證券上市規則》 |
| 「貸款協議」 | 將由某些貸款人、買方和其他有關方面訂立的貸款協議 |

| | |
|---|---|
| 「當地合作夥伴」 | P.T. Impa Energi，是一家根據印尼法律組成的有限責任公司 |
| 「PLN」 | P.T. Perusahaan Listrik Negara (Persero)，是一家由印尼政府擁有的國營電力公司 |
| 「購電協議」 | 賣方與PLN在1994年9月16日訂立關於Tanjung Jati B項目的一份電力購買協議(包括其修訂本) |
| 「買方」 | CJP和住友商事的統稱 |
| 「合理化計劃」 | 將由PLN、賣方、當地合作夥伴、本公司、住友商事及本公司及住友商事各自之關聯公司就Tanjung Jati B項目訂立的現有協議之終止，並由PLN、CJP、住友商事及其關聯公司就Tanjung Jati B項目簽署新的協議 |
| 「交割協議」 | 框架協議重訂本中所指已經訂立或將會訂立的若干協議，是為實現合理化計劃所需要者 |
| 「交割日期」 | 框架協議重訂本的所有協議方確認交割協議均已變成無條件以及已根據由買方訂立的融資協議作出首次提款的日期 |
| 「證券及期貨條例」 | 香港法例第571章《證券及期貨條例》 |
| 「股東」 | 本公司股份的持有人 |
| 「本公司股份」 | 本公司已發行股本中每股面值港幣2.50的股份 |
| 「聯交所」 | 香港聯合交易所有限公司 |
| 「附屬公司」 | 具有香港法例第32章《公司條例》第2條所賦予之涵義 |

| | |
|---|---|
| 「住友商事」 | 住友商事株式會社，是一家根據日本法律組成的有限責任公司 |
| 「Tanjung Jati B項目」 | 在印尼中爪哇興建和營運2x660MW Tanjung Jati B燃煤發電廠 |
| 「傘型收購協議」 | 賣方和買方於2003年3月26日訂立，關於買賣被出售資產的協議 |
| 「美金」 | 美金，美利堅合眾國法定貨幣 |
| 「賣方」 | P.T. Hi Power Tubanan 1（前稱P.T. Cepa Indonesia），是一家根據印尼法律組成的有限責任公司 |
| 「在建工程資產收購價」 | 在建工程資產的收購價，即約為美金一億六千萬（約為港幣十二億四千八百萬）（該數額可能會有所調整） |
| 「在建工程資產」 | 現已存在並由賣方擁有，位於土地資產上的某些土木和建築工程、電氣和機械設備以及各種附屬工程，均為Tanjung Jati B項目所需要者 |

*僅供說明用途，並除本通函另有說明外，以美金示值之金額均以美金1.00兑港幣7.80之匯率換算為港幣。*

**Hopewell Holdings Limited**

**合和實業有限公司**

*(於香港註冊成立之有限公司)*

董事：
胡應湘爵士，KCMG, FICE* *(主席)*
何炳章先生* *(董事總經理)* **
郭展禮先生* *(董事副總經理)*
胡文新先生* *(營運總裁)*
李憲武先生##
嚴文俊先生*
胡文佳先生#
胡郭秀萍爵士夫人，JP##
陸勵荃女士#
繆世傑先生#
楊鑑賢先生*
陳志鴻先生*
韋高廉先生*
雷有基先生*
李嘉士先生#

註冊辦事處：
香港
皇后大道東183號
合和中心64樓

* *執行董事*
** *亦為胡應湘爵士及胡郭秀萍爵士夫人之替任董事*
\# *獨立非執行董事*
\## *非執行董事*

敬啟者：

## 須予披露交易

## 緒言

於2003年3月27日，本公司董事局欣然公佈，買方和賣方已達成數份協議，其中包括傘型收購協議。根據傘型收購協議，賣方同意出售而買方同意收購印尼Tanjung Jati B電力項目之被出售資產。

賣方股權中80%由本公司擁有，其餘20%由當地合作夥伴擁有。本出售交易構成本公司根據上市規則第14章所規定之須予披露交易。

發出本通函之目的是根據上市規則規定，向　閣下提供關於本出售交易之詳情以及其他有關資料。本董事局函件屬於本通函之一部份。

**傘型收購協議之背景資料**

賣方早前訂立關於Tanjung Jati B項目之融資、建設、營運和其後之轉讓之購電協議。隨著1997年亞洲發生經濟危機，Tanjung Jati B項目之工地建設於1998年年中被暫停。其後，PLN展開一項計劃，以使其與獨立電力生產商項目之發展商訂立的電力採購協議能夠合理化。Tanjung Jati B項目建築承包商／供應商財團的牽頭方住友商事曾主持與PLN進行的商討，尋求收購被出售資產、為Tanjung Jati B項目得以完成提供資金以及在該項目完成後將該項目租賃予PLN。

於2003年3月26日，買方和賣方達成數份協議，其中包括傘型收購協議。根據傘型收購協議，賣方同意出售而買方同意收購被出售資產。傘型收購協議提及另外若干份協議，包括：(1) 框架協議重訂本；(2)將購電協議、建設及供應合同及其他項目協議終止的數份協議；以及 (3)按照印尼法律規定以及Tanjung Jati B項目的合理化計劃，落實轉讓某幾類構成被出售資產的資產的數份協議。

**傘型收購協議**

**日期**

2003年3月26日

**協議方**

賣方：　P.T. Hi Power Tubanan 1（前稱P.T. Cepa Indonesia），是本公司的一家附屬公司

買方：　住友商事以及CJP（按上市規則定義，兩者及其各自之實益擁有人均非本公司之關連人士）

**被出售資產**

被出售資產由土地資產、在建工程資產和貨物資產組成。賣方同意出售而CJP亦同意收購土地資產，雙方並協定按土地資產收購價進行該部份買賣。此外，賣方亦同意出售而住友商事亦同意收購在建工程資產和貨物資產，雙方並協定分別按在建工程資產收購價和貨物資產收購價進行該部份買賣。於2002年12月31日，本公司用於Tanjung Jati B項目之歷史成本總額約為美金六億四千一百萬(約為港幣五十億)。於截至1998年6月30日止之財政年度中，合和集團已就Tanjung Jati B項目作出約美金五億六千四百萬(約為港幣四十四億)撥備。因此，於2002年12月31日，被出售資產總帳面淨值約為美金七千七百萬(約為港幣六億)。一直以來被出售資產均在合和集團之帳目上以一總數反映。

**代價**

買方應向賣方支付的總代價約為美金三億六百二十萬(約為港幣二十三億八千八百萬)，但該代價可能會按下文所載規定加以調整。該總代價乃按公平商業談判基礎，並根據賣方在Tanjung Jati B項目中引起之成本以及被出售資產整體對其準買方之價值而決定。

土地資產收購價已於2003年3月27日或相若日期，當賣方根據傘型收購協議條款向CJP轉讓土地資產時，由CJP一次過支付。土地資產之轉讓已於交割日期前進行，以便讓買方在簽署其與某些貸款人訂立的融資協議之前，有時間完成某些手續。但是，如交割日期最終落空，土地資產將會復歸賣方，而賣方須將土地資產收購價退還CJP。賣方將根據傘型收購協議中所載的支付款項時間表收取在建工程資產收購價及貨物資產收購價。在建工程資產收購價及貨物資產收購價之和約45%應於交割日期3個工作天之內，先行支付予賣方；並取決於傘型收購協議的條款，在建工程資產收購價及貨物資產收購價之和約43%應於交割日期起15個月之內支付予賣方。在建工程資產收購價及貨物資產收購價的餘款則根據傘型收購協議中所載的支付款項時間表於交割日期計起16個月至39個月之間支付。該等款項之收取及／或付款時間可能會因貸款人調整事件或貸款人取消事件之發生而受到影響。在該等情況下，該等款項之支付時間及賣方最終是否可以收取款項可能會遭受重大不利影響。

總代價約美金三億六百二十萬(約港幣二十三億八千八百萬)較被出售資產於2002年12月31日的總帳面淨值高出約美金二億二千九百二十萬(約港幣十七億八千八百萬);按本公司於最後可行日期所發行的875,982,121股本公司股份計算,該項約為美金二億二千九百二十萬(約港幣十七億八千八百萬)之數額代表本公司股份每股約為港幣二元四仙。

先決條件

在買方根據貸款協議首次提款,以及傘型收購協議所載的先決條件包括但不只限於以下各項已經達成或獲得豁免的前提下,本交易之完成將於交割日期發生:

- 買方已取得關於被出售資產的所有關於建設、環境及進口方面的必要批准和／或其他確認;
- East Asia Capital (L) Ltd.作為其與賣方於1995年9月14日訂立的一份商業貸款融資協議下的唯一貸款人和擔保代理人,已經先行對被出售資產的買賣以書面表示同意;
- 有關政府部門已對土地資產的轉讓發給書面批准;以及
- 賣方和買方已經履行並遵守傘型收購協議所載的某些承諾。

預期交割日期將於2003年5月31日或之前發生。

**由於本交易之完成仍取決於買方根據貸款協議首次提款,以及傘型收購協議所載列之先決條件已經達成或獲得豁免,因此股東及準投資者於買賣本公司股份時宜須格外審慎。**

所得款項之用途

賣方將依以下方式使用出售被出售資產的現金代價:

- 償還尚欠若干承包商和政府部門為數約為美金三千八百萬(約為港幣二億九千六百萬)的債務;以及

- 在符合有關印尼法律程序之前提下，所得款項之其餘部份將按比例分派予賣方的股東，即本公司可獲得約80%，當地合作夥伴可獲得約20%。預期本公司根據該分派辦法將可收取約為美金二億一千五百萬(約為港幣十六億七千七百萬)。

董事現擬將淨得款項約美金二億一千五百萬(約為港幣十六億七千七百萬)作為合和集團之一般流動資金。但是，董事將考慮尋求其他投資機會。如確實出現其他投資機會，董事可能會將淨得款項應用於該等投資機會上。

**訂立傘型收購協議之原因及利益**

訂立傘型收購協議將能使本公司收回Tanjung Jati B項目所引起的成本，以及增強本公司的資金流動狀況。在本出售交易後，合和集團現時無意參與在印尼的電廠項目。

董事認為傘型收購協議之條款乃屬公平合理，而且傘型收購協議的訂立符合股東及本公司整體之最佳利益。

**有關合和集團之資料**

合和集團主要從事以下業務：(1) 中華人民共和國廣東省珠江三角洲地區內的基建項目，包括收費道路投資項目；(2) 香港境內的物業投資，當中主要包括合和中心和國際展貿中心；(3) 酒店業務，主要包括香港的九龍悦來酒店；(4) 香港的建築及工程項目；以及 (5) 其他發展項目。

**其他資料**

敬希 閣下垂注本通函附錄所載的一般資料。

此致

*列位股東* 台照

**合和實業有限公司**
承董事局命
*主席*
**胡應湘爵士***KCMG, FICE*

2003年4月11日

## 1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以令致本通函的內容產生誤導。

## 2. 本公司董事之權益披露

於最後可行日期，本公司各名董事、最高行政人員及其聯繫人士對本公司或本公司任何相聯法團（定義見《證券及期貨條例》第XV部）任何股份、相關股份或債權證擁有之權益及淡倉中，已經根據《證券及期貨條例》第XV部第7、第8分部之規定通知本公司及聯交所者（包括任何有關董事或最高行政人員根據《證券及期貨條例》的上述規定被視作或當作擁有之權益及淡倉），或根據《證券及期貨條例》第352條須記錄於本公司存置之登記冊內者，或根據《上市公司董事進行證券交易之標準守則》而須予公佈者，其詳情如下：

### (1) 於本公司股份擁有之實益權益及淡倉(i)

| 董事姓名 | 個人 | 家庭 | 公司(ii) | 其他 | 總數 |
|---|---|---|---|---|---|
| 胡應湘 | 62,494,032 | 21,910,000(iii) | 111,250,000(iv) | 30,680,000 | 226,334,032 |
| 何炳章 | 19,360,000 | 246,000 | 2,050,000 | – | 21,656,000 |
| 胡文新 | 24,350,000 | – | 820,000 | – | 25,170,000 |
| 李憲武 | 2,795,322 | – | – | – | 2,795,322 |
| 嚴文俊 | 100,000 | – | – | – | 100,000 |
| 胡文佳 | 2,645,650 | – | – | – | 2,645,650 |
| 胡郭秀萍 | 21,910,000 | 112,554,032(v) | 61,190,000 | 30,680,000 | 226,334,032 |
| 陸勵荃 | – | 1,308,981 | – | – | 1,308,981 |
| 雷有基 | 8,537 | – | – | – | 8,537 |

*附註：*

(i) 此等權益並不包括對本公司股本衍生工具的相關股份的權益。此等權益應與下文第(2)節所列之權益（如適用）合併計算，以得出有關董事對本公司實益擁有的總權益。

所有對本公司股份擁有之權益均為長倉。本公司各名董事或最高行政人員概無持有本公司股份的淡倉。

(ii) 此等股份由一間公司實益擁有，而根據《證券及期貨條例》，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一的投票權或控制該數量的投票權的行使。

(iii) 家族權益21,910,000股代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(iv) 公司權益111,250,000股代表胡應湘爵士及胡郭秀萍爵士夫人通過公司持有之權益。此數目包括胡郭秀萍爵士夫人通過公司持有之61,190,000股。

(v) 家族權益112,554,032股代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括胡應湘爵士透過公司持有之50,060,000股。

(2) 於本公司股本衍生工具相關股份之實益權益及淡倉

於最後可行日期，本公司以下董事持有本公司於1994年10月11日採納之認股權計劃授出而尚未行使之認股權，賦予彼等權利認購本公司股份數目載列如下：

| 董事姓名 | 授出日期 | 尚未行使之認股權數目（每股股份行使價為港幣6.15） | 可行使認股權時期 |
|---|---|---|---|
| 郭展禮 | 2002年3月28日 | 3,000,000 | 2002年9月28日至2005年9月27日 |
| 胡文新 | 2002年4月3日 | 2,500,000 | 2002年10月3日至2005年10月2日 |
| 嚴文俊 | 2002年4月1日 | 1,000,000 | 2002年10月1日至2005年9月30日 |
| 陳志鴻 | 2002年4月2日 | 1,000,000 | 2002年10月2日至2005年10月1日 |

*附註：* 本公司各名董事或最高行政人員概無持有股本衍生工具相關股份的淡倉。

(3) 於相聯法團股份及相關股份之實益權益及淡倉

| 董事姓名 | 公司名稱 | 個人 | 家庭 | 公司 | 總數 |
|---|---|---|---|---|---|
| 何炳章 | 合信保險及再保險顧問有限公司 | — | — | 300,000[(i)] | 300,000 |

*附註：*

(i) 何炳章先生及其聯繫人士實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司（本公司之聯營公司）之300,000股普通股，為其已發行股本之三分之一。

(ii) 若干董事以代理人身份代表其各自控股公司持有若干附屬公司之股份。

(iii) 本公司各名董事或最高行政人員概無持有本公司相聯法團股份或股本衍生工具相關股份之淡倉。

(4) 於相聯法團債券之實益權益

胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路（控股）有限公司發行之2004年到期（年息為9⅞%）之票據，該票面金額為美金四百八十五萬。

於最後可行日期，並無董事或最高行政人員持有本公司及／或本公司附屬公司的任何合資格股份。

除上述股份及認股權外，於最後可行日期，本公司各名董事或最高行政人員概無對本公司或本公司任何相聯法團(定義見《證券及期貨條例第XV部》)之任何股份、相關股份或債權證擁有：(i)根據《證券及期貨條例》第XV部第7、第8分部須知會本公司及聯交所之任何權益或淡倉(包括根據《證券及期貨條例》的上述規定，董事或最高行政人員被當作或視作擁有之權益及淡倉)；(ii)根據《證券及期貨條例》第352條須記錄於本公司存置之登記冊之任何權益或淡倉；或(iii)根據《上市公司董事進行證券交易之標準守則》須知會本公司及聯交所之任何權益或淡倉。

## 3. 本公司之主要股東

於最後可行日期，據本公司董事或最高行政人員所知，除本附錄「本公司董事之權益披露」一節所披露內容外，本公司並無獲知會有本公司董事或最高行政人員以外之其他人士擁有有關股本之股份5%或以上權益(包括直接或間接)或淡倉而須要記錄於本公司根據《證券及期貨條例》第336條存置之股份權益及淡倉登記冊者，或直接或間接持有任何股本類別面值10%或以上之權益，使彼等有權於合和集團其他成員公司召開之股東大會上於任何情況下具有投票權，或使彼等有認股權認購該等股本面值10%或以上。

## 4. 訴訟

於最後可行日期，本公司或其附屬公司概無牽涉任何重大訴訟或索償要求，而且據本公司董事所知，本公司或其附屬公司概無涉及任何尚未了結或面臨之重大訴訟或索償要求。

## 5. 服務合約

各董事與本公司並沒有訂立現有服務合約或建議訂立的服務合約，該等合約不包括一年內屆滿或聘任公司毋須給予賠償(法定賠償除外)而可終止的服務合約。

## 6. 其他事項

(a) 本通函之中、英文本如有歧異，概以英文本為準。

(b) 本公司之秘書為李業華先生，彼為香港執業律師。

(c) 本公司註冊辦事處為香港皇后大道東183號合和中心64樓。本公司之股份登記及過戶處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1712-1716室。

(41)

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 APR 2003

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 9 APR 2003
RECEIVED

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st March, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st March, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

rom: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

ate: 9 APR 2003

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: | |
| 3. | Other classes of shares | : | | please specify: | |
| 4. | Warrants | : | | please specify: | |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ______<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ______<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES*<br>Class | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

42

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(Incorporated in Hong Kong with limited liability)*

## DISCLOSEABLE TRANSACTION
## DISPOSAL OF ASSETS BY A SUBSIDIARY OF THE COMPANY

The board of Directors of the Company is pleased to announce that on 26 March 2003, the Vendor and the Purchasers entered into a number of agreements, including the Umbrella Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchasers have agreed to purchase, the Disposal Assets in relation to the Tanjung Jati B power project in Indonesia for an aggregate cash consideration, payable in instalments, of approximately USD306.2 million (approximately HKD2,388 million), subject to possible adjustments as set out below.

The Vendor is owned as to 80% by the Company and as to 20% by the Local Partner. The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing, inter alia, details of the Disposal will be despatched by the Company to the Shareholders as soon as practicable.

Completion is subject to the Purchasers having obtained the first drawdown under the Loan Agreements and the satisfaction or waiver of the conditions precedent set out in the Umbrella Purchase Agreement as well as other agreements referred to therein. **As Completion may or may not take place, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares.**

By way of background, the Vendor entered into the Power Purchase Agreement relating to the financing, construction, operation and subsequent transfer of the Tanjung Jati B Project. Following the Asian economic crisis in 1997, construction on the site of the Tanjung Jati B Project was suspended in mid-1998. Subsequently, PLN commenced a programme to rationalise its power purchase

agreements with developers of independent power producer projects. Sumitomo, the lead party in the construction contractor/supplier consortium for the Tanjung Jati B Project, led discussions with PLN with a view to acquiring the Disposal Assets, financing the completion of the Tanjung Jati B Project and leasing it to PLN following completion.

On 26 March 2003, the Vendor and the Purchasers entered into a number of agreements, including the Umbrella Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchasers have agreed to purchase, the Disposal Assets. The Umbrella Purchase Agreement makes reference to certain other agreements including: (i) the Amended and Restated Framework Agreement; (ii) various agreements providing for the termination of the Power Purchase Agreement, the construction and supply contracts as well as other project agreements; and (iii) agreements, in each case to effect the transfer of certain categories of assets forming the Disposal Assets, as required under Indonesian law and the Rationalisation Programme with respect to the Tanjung Jati B Project.

## UMBRELLA PURCHASE AGREEMENT

**Date**

26 March 2003

**Parties**

| | |
|---|---|
| Vendor: | P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a subsidiary of the Company |
| Purchasers: | Sumitomo and CJP (both of them and their respective beneficial owners are not connected persons of the Company as defined in the Listing Rules) |

**Disposal Assets**

The Disposal Assets comprise the Land, the Works-in-Progress and the Goods. The Vendor has agreed to sell, and CJP has agreed to purchase, the Land for the Land Purchase Price. Furthermore, the Vendor has agreed to sell, and Sumitomo has agreed to purchase, the Works-in-Progress and the Goods for the WIP Purchase Price and the Goods Purchase Price respectively. As at 31 December 2002, the aggregate historical costs incurred by the Company in relation to the Tanjung Jati B Project was approximately USD641 million (approximately HKD5 billion). In the year ended 30 June 1998, the Hopewell Group made a provision of approximately USD564 million (approximately HKD4.4 billion) for the Tanjung Jati B Project. Accordingly, as at 31 December 2002, the Disposal Assets had an aggregate net book value of approximately USD77 million (approximately HKD600 million). The Disposal Assets have always been accounted for as a collective whole in the accounts of the Hopewell Group.

## Consideration

The aggregate consideration payable by the Purchasers to the Vendor amounts to approximately USD306.2 million (approximately HKD2,388 million), subject to possible adjustments as set out below. The aggregate consideration has been determined on the basis of arm's length commercial negotiations with reference to the costs incurred by the Vendor in relation to the Tanjung Jati B Project and the value of the Disposal Assets as a whole to potential purchasers.

The Land Purchase Price is to be paid by CJP in one lump sum payment on or about 27 March 2003 when the Land is to be transferred by the Vendor to CJP in accordance with the terms of the Umbrella Purchase Agreement. The transfer of the Land is to take place prior to the Settlement Date in order to allow time for the Purchasers to complete certain formalities prior to the execution of the finance agreements between certain lenders and the Purchasers. However, if the Settlement Date does not occur, the Land will be re-transferred back to the Vendor and the Vendor shall repay the Land Purchase Price to CJP. The WIP Purchase Price and the Goods Purchase Price are due to be received by the Vendor in accordance with the payment timetable set out in the Umbrella Purchase Agreement. An advance payment of approximately 45% of the WIP Purchase Price and the Goods Purchase Price in aggregate is due to be received by the Vendor within three business days of the Settlement Date, subject to the terms of the Umbrella Purchase Agreement, approximately 43% of the WIP Purchase Price and the Goods Purchase Price in aggregate is due to be received by the Vendor within 15 months of the Settlement Date. The remainder of the WIP Purchase Price and the Goods Purchase Price is due to be received by the Vendor in the period between 16 and 39 months from the Settlement Date in accordance with the payment timetable set out in the Umbrella Purchase Agreement. Receipt of and/or the timing of such payments could be affected by the occurrence of a Lender Adjustment Event or a Lender Cancellation Event. In such event, the timing and ultimate receipt of such payment by the Vendor could be materially adversely affected.

## Conditions Precedent

Completion will occur on the Settlement Date subject to the Purchasers having obtained the first drawdown under the Loan Agreements and the satisfaction or waiver of the following conditions precedent set out in the Umbrella Purchase Agreement including, but not limited to, the following:

- the Purchasers having obtained all necessary construction, environmental and import permits and/or confirmations in respect of the Disposal Assets;

- East Asia Capital (L) Ltd., as sole lender and security agent under a commercial loan facility agreement dated 14 September 1995 between East Asia Capital (L) Ltd. and the Vendor, having given its prior written consent to the sale and purchase of the Disposal Assets;

- the relevant government authority having given its written approval for the transfer of the Land; and

- the Vendor and the Purchasers having performed and complied with various covenants set out in the Umbrella Purchase Agreement.

The Settlement Date is expected to occur on or before 31 May 2003.

**As Completion is subject to the Purchasers having obtained the first drawdown under the Loan Agreements and the satisfaction or waiver of the conditions precedent set out in the Umbrella Purchase Agreement, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares.**

**Use of Proceeds**

The cash consideration for the Disposal will be used by the Vendor as follows:

- to repay certain outstanding liabilities to various contractors and governmental authorities in the amount of approximately USD38 million (approximately HKD296 million); and

- the balance of the proceeds to be distributed to the Vendor's shareholders, that is, the Company and the Local Partner, in the proportion of approximately 80%: 20% respectively, subject to compliance with the relevant Indonesian legal procedures. It is anticipated that the Company will receive approximately USD215 million (approximately HKD1,677 million) pursuant to such distribution.

The Directors currently intend to apply the net proceeds of approximately USD215 million (approximately HKD1,677 million) as general working capital of the Hopewell Group. However, the Directors will consider seeking other investment opportunities and if such opportunities arise, they may apply the net proceeds to such investment opportunities.

**Reasons for, and benefits of, entering into the Umbrella Purchase Agreement**

The entering into of the Umbrella Purchase Agreement would enable the Company to recover part of the costs incurred in relation to the Tanjung Jati B Project and would enhance the Company's liquidity. The Hopewell Group currently does not intend to participate in power plant projects in Indonesia after the Disposal.

The Directors consider the terms and conditions of the Umbrella Purchase Agreement to be fair and reasonable and the entering into of the Umbrella Purchase Agreement to be in the best interests of the Shareholders and the Company as a whole.

## INFORMATION ON THE HOPEWELL GROUP

The Hopewell Group is principally engaged in the following activities: (i) infrastructure projects including toll road investment projects in the Pearl River Delta region of the Guangdong Province, the People's Republic of China; (ii) property investments including mainly the Hopewell Centre and the Hongkong International Trade and Exhibition Centre in Hong Kong; (iii) hospitality businesses including mainly the Panda Hotel in Hong Kong; (iv) construction and engineering projects in Hong Kong; and (v) other developments.

## DISCLOSEABLE TRANSACTION

The Vendor is owned as to 80% by the Company and as to 20% by the Local Partner. The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing, inter alia, details of the Disposal will be despatched by the Company to the Shareholders as soon as practicable.

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Amended and Restated Framework Agreement" | the amended and restated framework agreement which is agreed in principle and intended to be executed on or before 11 April 2003 between the Vendor, PLN, Tubanan Power Limited, the Local Partner, P.T. Tosplant Engineering Indonesia, Tanjung Jati Construction (BVI) Limited, CJP, Sumitomo and Indonesia Slipform (L) Ltd. which revises a Framework Agreement entered into among the same parties (other than CJP) dated 30 March 2002 and which sets forth the agreements with respect to the Rationalisation Programme |
| "CJP" | P.T. Central Java Power, a company incorporated under the laws of Indonesia with limited liability and a wholly-owned subsidiary of Sumitomo |
| "Company" | Hopewell Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "Completion" | completion of the sale and purchase of the Disposal Assets on the terms agreed in the Umbrella Purchase Agreement |
| "Directors" | the directors of the Company as at the date of this announcement |

| | |
|---|---|
| "Disposal" | the disposal of the Disposal Assets pursuant to the Umbrella Purchase Agreement |
| "Disposal Assets" | the Land, Works-in-Progress and Goods |
| "Goods" | certain personal property, both tangible and intangible, which are in existence and owned by the Vendor, including certain machinery and equipment, records and documentation and an office building, which are required for the Tanjung Jati B Project |
| "Goods Purchase Price" | the purchase price of the Goods, being approximately USD141.6 million (approximately HKD1,104 million) (subject to adjustment) |
| "HKD" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Hopewell Group" | the Company and its subsidiaries |
| "Land" | (i) a portion of land registered in the name of the Vendor, as evidenced by the right to build; and (ii) a portion of land in respect of which the Vendor has entered into a purchase agreement with the previous owner but title to which has yet to be transferred to the Vendor, both of which are required for the Tanjung Jati B Project |
| "Land Purchase Price" | the purchase price of the Land, being approximately USD4.6 million (approximately HKD36 million) |
| "Lender Adjustment Event" | an event entitling the lenders under the Loan Agreements to delay making an advance to the Purchasers under the Loan Agreements as a result of either (i) an Indonesian Government action or inaction or PLN default under its lease agreement with the Purchasers; or (ii) an event of force majeure |
| "Lender Cancellation Event" | an event directly arising out of either (i) an Indonesian Government action or inaction or PLN default under its lease agreement with the Purchasers; or (ii) an event of force majeure entitling the lenders to cancel the Loan Agreements |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |

| | |
|---|---|
| "Loan Agreements" | the loan agreements to be entered into between, among others, certain lenders and the Purchasers |
| "Local Partner" | P.T. Impa Energi, a company incorporated under the laws of Indonesia with limited liability |
| "PLN" | P.T. Perusahaan Listrik Negara (Persero), the state electricity corporation owned by the Government of Indonesia |
| "Power Purchase Agreement" | the power purchase agreement (including any amendments thereto) between the Vendor and PLN dated 16 September 1994 relating to the Tanjung Jati B Project |
| "Purchasers" | CJP and Sumitomo |
| "Rationalisation Programme" | termination of existing agreements among PLN, the Vendor, the Local Partner, the Company, Sumitomo and affiliates of each of the Company and Sumitomo and execution of new agreements among PLN, CJP, Sumitomo and its affiliates relating to the Tanjung Jati B Project |
| "Settlement Agreements" | the various agreements set forth in the Amended and Restated Framework Agreement entered into, or to be entered into, which are required in order to effect the Rationalisation Programme |
| "Settlement Date" | the date on which all parties to the Amended and Restated Framework Agreement confirm that the Settlement Agreements have become unconditional and the first drawdown has occurred under the finance agreements entered into by the Purchasers |
| "Shareholders" | holders of the Shares |
| "Shares" | the shares of par value HKD2.50 each in the issued share capital of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" | has the meaning ascribed to it under section 2 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong |
| "Sumitomo" | Sumitomo Corporation, a company incorporated under the laws of Japan with limited liability |
| "Tanjung Jati B Project" | the construction and operation of the 2x660MW Tanjung Jati B coal-fired power plants in Central Java, Indonesia |

| | |
|---|---|
| "Umbrella Purchase Agreement" | the agreement dated 26 March 2003 entered into by and among the Vendor and the Purchasers relating to the sale and purchase of the Disposal Assets |
| "USD" | United States dollars, the lawful currency of the United States of America |
| "Vendor" | P.T. Hi Power Tubanan 1 (formerly known as P.T. Cepa Indonesia), a company incorporated under the laws of Indonesia with limited liability |
| "WIP Purchase Price" | the purchase price of the Works-in-Progress, being approximately USD160 million (approximately HKD1,248 million) (subject to adjustment) |
| "Works-in-Progress" | certain civil and architectural works, electrical and mechanical equipment and any incidental work on the Land in existence and owned by the Vendor, which are required for the Tanjung Jati B Project |

*For the purpose of illustration only and unless otherwise stated, amounts denominated in USD have been converted into HKD at the rate of USD1.00 to HKD7.80.*

By Order of the Board of
**Hopewell Holdings Limited**
**Sir Gordon Ying Sheung WU** *KCMG, FICE*
*Chairman*

Hong Kong, 27 March 2003

"Please also refer to the published version of this announcement in the South China Morning Post"

(43)


# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 MAR 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 MAR 2003
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 28th February, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

Monthly Return on Movement of Listed Equity Securities  FORM I

For the month ended 28th February, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary)  Tel No.: 2847 7888
(Name of Responsible Official)

Date: ______________________

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ____________ |
| 4. | Warrants : | | | please specify: ____________ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

)) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| . Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>. ____________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| VARRANTS*<br>ate of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| . ____________<br>Subscription price HK$ ______<br><br>. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

============

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*



HOPEWELL HOLDINGS LIMITED
合和實業有限公司

# 2002-2003 INTERIM REPORT 二零零二至二零零三年 中期報告

# Financial Highlights

- Net profit increased 8% to HK$178 million
- Combined Joint Ventures' toll revenue increased 10% to RMB1,400 million
- Earnings per share increased 8% to HK20.4 cents
- Interest coverage improved from 1.6x to 2.6x
- Interim dividend of HK7 cents per share

# Contents

# Group Results

For the six months ended 31st December, 2002, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| (HK$ million) | Turnover 2001 | Turnover **2002** | Earnings before interest and tax 2001 | Earnings before interest and tax **2002** |
|---|---|---|---|---|
| Infrastructure project investment | | | | |
| – Operating | – | – | 192 | **267** |
| – Financing & other activities | 178 | **37** | 178 | **37** |
| Property letting, agency & management | 177 | **167** | 123 | **112** |
| Hotel operations, restaurant & catering | 128 | **131** | 17 | **23** |
| Construction & project management | 124 | **112** | 10 | **(34)** |
| Other activities | 20 | **–** | 21 | **74** |
| | 627 | **447** | 541 | **479** |
| Administrative expenses | | | (25) | **(28)** |
| Earnings before interest and tax *(Note 1)* | | | 516 | **451** |

| (HK$ million) | Results 2001 | Results **2002** |
|---|---|---|
| Earnings before interest and tax | 516 | **451** |
| Finance costs | (338) | **(233)** |
| Taxation | (9) | **(34)** |
| Minority interests | (4) | **(6)** |
| Net profit | 165 | **178** |

| | 2001 | **2002** |
|---|---|---|
| Earnings per share (HK cents) | 18.9 | **20.4** |

*Notes:*

(1) Earnings before interest and tax is a) the sum of profit from operations of HK$117 million (2001: HK$277 million); and b) the share of results of jointly controlled entities and associates totalling HK$334 million (2001: HK$239 million).

(2) Condensed Financial Statements are presented on pages 17 to 28.

The Group's turnover for the six months ended 31st December, 2002 decreased by 29% from HK$627 million to HK$447 million when compared to the same period of last year. Since the equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Total gross turnover of the Joint Ventures amounted to RMB1,400 million for the six months ended 31st December, 2002, representing a 10% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") decreased by 13% from HK$516 million to HK$451 million compared to the same period of last year largely due to a decrease of HK$137 million interest income to the Group after the repayment during 2002 of a substantial amount of the advances made by the Group to one of the joint ventures operating in the PRC. Proceeds received were applied to effect defeasance and repayment of the Group's fixed rate unsecured Notes due 2004 and 2007. Under the equity accounting method, the Group's attributable share of results from the Joint Ventures are reflected in the Group's results. This amount increased by 40% from HK$218 million to HK$305 million for the periods compared.

The Group reported an unaudited net profit of HK$178 million, an 8% increase compared with HK$165 million of the last corresponding period. Lower finance costs (HK$233 million compared to HK$338 million) due to the lower interest rate environment and the redemption of the Group's unsecured Notes due 2007, partially offset by a one-off charge related to the redemption cost of such Notes (HK$44 million), contributed to this increase.

## Interim Dividend and Close of Register

The Board of Directors has resolved to pay an interim dividend of HK7 cents (2002: HK6 cents) in respect of the financial year ending 30th June, 2003 per ordinary share. The dividend will be paid on or about 27th March, 2003 to those shareholders as registered at the close of business on 21st March, 2003. The register of members of the Company will be closed from 18th March, 2003 to 21st March, 2003, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 17th March, 2003.

# Business Review

## Infrastructure

The Group has invested in five toll road projects in the Pearl River Delta region of the Guangdong Province, four of which are in operation.

The infrastructure business continued to register traffic and revenue growth largely due to the consistently rapid growth in the Pearl River Delta region. As seen in the charts below, for the periods between July to December 2001 and July to December 2002, the toll revenue of all the operating projects increased by 10% and EBIT increased by 7%.

Share of results of Joint Ventures represented 68% (2001: 42%) of the Group's EBIT for the current period while interest income from Joint Ventures represented 7% (2001: 33%) of the Group's EBIT due to the repayment during 2002 of a substantial amount of advances made by the Group to one of the Joint Ventures.

The combined Joint Ventures' toll revenue and EBIT were as follows:


Toll revenue
RMBm
1,400
1,200
1,000
1,276
1,400
Jul - Dec
2001
2002


EBIT
RMBm
1,000
900
800
919
986
Jul - Dec
2001
2002

### Guangzhou-Shenzhen Superhighway (GS Superhighway)


Average daily traffic
GS Superhighway
Vehicles
160,000
140,000
120,000
121,000
148,000
Jul - Dec
2001
2002


Toll revenue
GS Superhighway
RMBm
1,100
1,000
900
955
1,036
Jul - Dec
2001
2002

The GS Superhighway is the principal expressway linking the three major cities of Guangzhou, Dongguan and Shenzhen. During the review period, the average daily traffic flow reached 148,000 vehicles, an increase of 22% compared to the last corresponding period while toll revenue increased by 9% to RMB1,036 million.

The increase in traffic growth was largely due to the consistently rapid growth in the Guangdong Province. As GDP for the province has been increasing, so has the flow of passenger and goods vehicles in the region. The Group believes that due to these factors, traffic will continue to increase on this key superhighway.

In order to facilitate the growth in traffic, the joint venture company will widen a 3km stretch of the GS Superhighway from Huangtian to Hezhou to dual four-lane and has been adding additional toll lanes.

Providing an efficient, safe and comfortable driving environment remains a top priority to the Group. A 38km stretch of the main alignment of the GS Superhighway is now substantially resurfaced.

## Guangzhou East-South-West Ring Road (ESW Ring Road)


Average daily traffic
ESW Ring Road
Vehicles
40,000
35,000
30,000
33,000
Jul - Dec
2001
2002


Toll revenue
ESW Ring Road
RMBm
120
100
80
87
108
Jul - Dec
2001
2002

The ESW Ring Road is an expressway surrounding the downtown of Guangzhou. During the past six months, the average daily traffic reached 39,000 vehicles, an increase of 18% over the last corresponding period. Toll revenue grew by 24% to RMB108 million.

Regulations implemented to (i) restrict goods vehicles from entering Guangzhou at certain times; and (ii) impose a fee for non-Guangzhou vehicles for entering Guangzhou have contributed to increased traffic on the ESW Ring Road.

## Shunde Roads


Average daily traffic
Shunde Roads
Vehicles
120,000
100,000
80,000
103,000
111,000
Jul - Dec
2001
2002


Toll revenue
Shunde Roads
RMBm
160
140
120
144
Jul - Dec
2001
2002

The Shunde Roads is a core road network in Shunde municipality. In the review period, the average daily traffic flow of the Shunde Roads reached 111,000 vehicles, an increase of 8% compared to the same period of last year. Toll revenue increased by 9% to reach RMB157 million.

## Shunde 105 Road


Average daily traffic
Shunde 105 Road
Vehicles
120,000
100,000
80,000
102,000
111,000
Jul - Dec
2001
2002


Toll revenue
Shunde 105 Road
RMBm
100
80
60
90
99
Jul - Dec
2001
2002

Shunde 105 Road is another major route in Shunde municipality. The average daily traffic of the Shunde 105 Road reached 111,000 vehicles for the six months ended 31st December, 2002, an increase of 9% over the same period of last year. Toll revenue increased 10% to RMB99 million. The Zhongshan section of National Trunk 105 is currently being widened to become a dual-three lane highway. This improved through-traffic is expected to generate more traffic to the Shunde 105 Road.

## Guangzhou-Zhuhai West Superhighway Phase I

The Guangzhou-Zhuhai West Superhighway Phase I will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between

Guangzhou and Shunde. The route will start from the Hainan interchange of the ESW Ring Road in Guangzhou and will pass through Nanhai and Shunde. The project cost for Phase I is estimated to be RMB1,680 million, which is largely funded by Renminbi project financing and the Group owns a 50% interest in this project. Construction work on this phase during the period is on schedule and is expected to be completed and open for traffic in 2004.

## Property

Amid the weak economic environment and ample supply of office space in Hong Kong, the commercial leasing market experienced considerable pressure. Under these weak market conditions, Hopewell Centre's average occupancy rate fell to 91%, a decrease of 4% over the six-month comparable period of last year, with the shopping arcade 99% leased. The average rental rate, however, improved slightly.

Hongkong International Trade and Exhibition Centre (HITEC) recorded an average occupancy rate of 65%, a decline of 2% compared to the same period of last year. Following the approval by Town Planning Board of the change of use of the building, the Group is in discussion with East Kowloon District Land Office on the terms of the lease modification relating to the usage for commercial purposes. The procedures are expected to be completed and the lease modified by early 2004.

During the period from July to December 2002, the property business accounted for 25% of the Group's earnings before interest and tax.

## Hospitality

The Group's Hospitality division benefited from the increase in visitors from the mainland. As a result, Panda Hotel registered better performance in room rentals with an average occupancy rate of 83%, an increase of 9% compared to last year. The average room rate increased compared to the period before.

The average occupancy rate of China Hotel was 81%, an increase of 6% as compared to the same period of last year.

The food and beverage business operated under a weak consumption market. Since the Group has been very active in controlling the operational overheads and service quality, the division was able to make a slight profit during the period.

The division accounted for 5% of the Group's earnings before interest and tax.

## Construction

The Group is currently undertaking a sub-contract for the construction of a 55-storey office block in Mongkok employing the 'slip-climbform' building method. During the period, the Group was also awarded a sub-contract for an office tower project in Kwun Tong, again using the 'slip-climbform' construction method.

Construction works of the several government school projects were completed during the review period. Due to subcontractors' default, additional costs were incurred to complete the project, resulting in a loss. The Group has provided for this loss in full.

## Others

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Progress has been made with the relevant parties responsible for Tanjung Jati B Power Station on the negotiation to reach a resolution to dispose of the project and recoup part of the Group's investment.

# Financial Review

The Group's financial position remains strong, with a large capital base and low debt leverage. At 31st December, 2002, the Group's total shareholders' funds was HK$13,650 million, after taking into account the HK$324 million cash distribution to shareholders including a special dividend declared in 2002.

On 15th August, 2002, the Group redeemed in advance its US dollar denominated unsecured Notes due 2007 of US$372 million bearing a fixed interest rate of $10^1/_4$% per annum. In addition, the Group also repaid, by way of covenant defeasance, US dollar denominated unsecured Notes due 2004 of US$194 million bearing a fixed interest rate of $9^7/_8$% per annum. As a result, the Group's borrowings, excluding Notes due 2004, was HK$3,507 million on 31st December, 2002.

Apart from the Notes due 2004, the majority of the Group's borrowings carry interest at floating rates and are denominated in Hong Kong Dollars.

The Group has sufficient financial resources to fund its operations and present investment projects. On 31st December, 2002, the Group's net debt was HK$3,328 million. The majority of the banking facilities of the Group were secured by mortgages over the Group's investment properties, bank deposits and other assets with an aggregate carrying value of HK$6,775 million.

The Group's capitalization structure is shown as follows:

| | At 30th June, 2002 (HK$ million) | **At 31st December, 2002 (HK$ million)** |
|---|---|---|
| Equity | 13,794 | **13,650** |
| Total net debt | 2,950 | **3,328** |
| Total capitalization | 21,304 | **18,670** |
| Total net debt vs total capitalization | 14% | **18%** |
| Total net debt vs equity | 21% | **24%** |

The maturity profile of the Group's borrowings at 31st December, 2002 as compared with that at 30th June, 2002 is shown as follows:

| **Including Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| 30th June, 2002 | 44% | 5% | 44% | 7% |
| 31st December, 2002 | 14% | 42% | 34% | 10% |

| **Excluding Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| 30th June, 2002 | 13% | 13% | 58% | 16% |
| 31st December, 2002 | 20% | 17% | 49% | 14% |

Resultant debt (net debt after setting off interest bearing loans and receivables provided by the Group) was HK$788 million, representing 6% of equity.

The Group continues to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilities, the Group has adequate financial resources to fund its investment projects.

# Prospects

With the continued economic growth in China (in particular the Pearl River Delta region) and the further integration of Hong Kong and Guangdong Province, the Group expects continuous growth in traffic in the infrastructure division.

The Guangdong provincial government has proposed to implement uniform toll rate multipliers for expressways throughout the Guangdong province by mid-2006. The Group is currently in discussion with the relevant parties on the implementation of this change.

With respect to its property business, the Group has submitted Town Planning application regarding a hotel and residential development project located next to Hopewell Centre. The Group is also currently planning commercial, residential and industrial property projects in Hong Kong and the PRC.

The Group's hotel business will continue to target mainland tourists and expects to benefit from the recent 24-hour cross border policy at Huanggang.

The Group will continue to seek opportunities in strengthening its financial position as well as exploring and capitalizing on new business opportunities (for example, logistics and other businesses) as they arise and are aligned with the Group's focus.

# Changes of Directors

Mr. Victor Tzar Kuoi LI retired as a Director of the Company at the Annual General Meeting held on 17th October, 2002. With effect from 6th November, 2002, Mr. Albert Kam Yin YEUNG was appointed an Executive Director of the Company.

The Board would like to express appreciation to Mr. LI for his valuable contribution to the Company and to welcome Mr. YEUNG for joining the Board.

# Disclosure of Additional Information in accordance with the Listing Rules

## Acquisitions and Disposals of Subsidiaries and Associates

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## Employees

There were approximately 1,126 employees in the Company and its subsidiaries as at 31st December, 2002. The Company continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an ongoing basis throughout the Company and its subsidiaries. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

## Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed on auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements.

## Code of Best Practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

## Substantial Shareholders

Save as disclosed under the section headed "Directors' Interest in Shares and Options", as at 31st December, 2002, the Company had not been notified by any person, not being a director of the Company, of interests in the share capital of the Company required to be recorded in the register under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

## Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associates (the "Affiliated Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the condensed consolidated balance sheet as at 31st December, 2002.

A proforma combined balance sheet of the Affiliated Companies as at 31st December, 2002, is presented below:

| | Combined total HK$ million | Funds injected by the Group HK$ million |
|---|---|---|
| Total assets | **21,421*** | |
| Financed by: | | |
| Registered capital/share capital | 2,170 | 1,418 |
| Accumulated losses | (20) | |
| | 2,150 | |
| Long term liabilities | | |
| – Advances from shareholders/joint venture partners/related companies | 8,119 | 2,770 |
| – Other long-term loans | 10,163 | |
| | 18,282 | |
| Current liabilities | 989 | 41 |
| Total equity and liabilities | **21,421*** | **4,229** |

* With the exception of the investment in a property-development joint venture which is immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.

## Directors' Interest in Shares and Options

As at 31st December, 2002, the beneficial interests of the directors and their associates in the shares and options of the Company and its associated corporations (as defined by the SDI Ordinance) were as follows:

### (a) Beneficial Interests in Shares in the Company

| Directors | Personal | Family | Corporate | Other | Total |
|---|---|---|---|---|---|
| Gordon Ying Sheung WU | 62,443,893 | 113,730,592 (i) | 111,187,019 | 30,670,093 | 226,204,287 (iii) |
| Eddie Ping Chang HO | 19,360,000 | 246,000 | 1,980,000 | – | 21,586,000 |
| Thomas Jefferson WU | 24,333,800 | – | 810,092 | – | 25,143,892 |
| Henry Hin Moh LEE | 2,795,322 | – | – | – | 2,795,322 |
| Robert Van Jin NIEN | 100,000 | – | – | – | 100,000 |
| Guy Man Guy WU | 2,645,650 | – | – | – | 2,645,650 |
| Ivy Sau Ping KWOK WU | 21,903,282 | 204,301,005 (ii) | 61,157,217 | 30,670,093 | 226,204,287 (iii) |
| Linda Lai Chuen LOKE | – | 1,308,981 | – | – | 1,308,981 |
| David Yau-gay LUI | 8,537 | – | – | – | 8,537 |

*Notes:*

(i) The family interests of 113,730,592 shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column.

The figure of 113,730,592 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(ii) The family interests of 204,301,005 shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column.

The figure of 204,301,005 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(iii) The disclosures of total interests of 226,204,287 shares made by Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU are arrived at after eliminating the duplications referred to in (i) and (ii) respectively. Both disclosures relate to the same parcel of shares.

### (b) Beneficial Interests in Shares in Associated Corporations

| Directors | Name of Company | Personal | Family | Corporate | Total |
|---|---|---|---|---|---|
| Eddie Ping Chang HO | HCNH Insurance Brokers Limited | – | – | 300,000 (i) | 300,000 |
| Thomas Jefferson WU | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | – | – | (ii) | (ii) |

*Notes:*

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 300,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-third of its issued share capital.

(ii) The 9 7/8% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by a company in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iii) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

**(c) Beneficial Interests in Options granted by the Company**

Details of Directors' interests in share options granted by the Company are set out under the section "Share Options".

## Share Options

Under a share option scheme approved for adoption by the shareholders of the Company on 11th October, 1994 (the "Option Scheme"), options may be granted to any executive directors and employees of the Company or any of its subsidiaries.

Details of the share options outstanding as at 31st December, 2002 which have been granted under the Option Scheme are as follows:

| Names of grantee | Date of grant | Balance of outstanding options at 1/7/2002 and 31/12/2002 | Exercise price per share HK$ | Exercise period |
|---|---|---|---|---|
| Directors | | | | |
| Josiah Chin Lai KWOK | 28/3/2002 | 3,000,000 | 6.15 | 28/9/2002 – 27/9/2005 |
| Thomas Jefferson WU | 3/4/2002 | 2,500,000 | 6.15 | 3/10/2002 – 2/10/2005 |
| Robert Van Jin NIEN | 1/4/2002 | 1,000,000 | 6.15 | 1/10/2002 – 30/9/2005 |
| Alan Chi Hung CHAN | 2/4/2002 | 1,000,000 | 6.15 | 2/10/2002 – 1/10/2005 |
| Employee | 2/4/2002 | 800,000 | 6.15 | 2/10/2002 – 1/10/2005 |

The options vest after 6 months and are exercisable for various periods of not exceeding three years commencing 6 months after the date on which the grant of the option is accepted.

No options were granted, exercised, cancelled or lapsed during the period under review.

## Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

By Order of the Board
**Sir Gordon Ying Sheung WU,** KCMG, FICE
*Chairman*

Hong Kong, 27th February, 2003

# Condensed Consolidated Income Statement

*For the six months ended 31st December, 2002*

| | NOTES | Six months ended 31.12.2001 (unaudited) HK$'000 | Six months ended 31.12.2002 (unaudited) HK$'000 |
|---|---|---|---|
| Turnover | 3 | 627,143 | **446,550** |
| Cost of sales and services | | (253,537) | **(288,182)** |
| | | 373,606 | **158,368** |
| Other operating income | 4 | 6,221 | **71,714** |
| Selling and distribution costs | | (8,160) | **(13,426)** |
| Administrative expenses | | (67,008) | **(69,895)** |
| Other operating expenses | | (27,390) | **(29,916)** |
| Profit from operations | | 277,269 | **116,845** |
| Finance costs | 5 | (337,982) | **(232,866)** |
| Share of results of | | | |
| Jointly controlled entities | | 215,434 | **321,127** |
| Associates | | 23,683 | **12,717** |
| Profit from ordinary activities before taxation | | 178,404 | **217,823** |
| Taxation | 7 | (8,960) | **(33,296)** |
| Profit before minority interests | | 169,444 | **184,527** |
| Minority interests | | (4,187) | **(6,066)** |
| Net profit for the period | | 165,257 | **178,461** |
| Dividend | 8 | 52,559 | **61,319** |
| | | HK cents | HK cents |
| Earnings per share | 9 | | |
| Basic | | 18.9 | **20.4** |

# Condensed Consolidated Balance Sheet

*At 31st December, 2002*

| | NOTES | 30.6.2002 (audited) HK$'000 | 31.12.2002 (unaudited) HK$'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current Assets** | | | |
| Investment properties | | 5,986,300 | **5,987,225** |
| Property, plant and equipment | | 1,119,407 | **1,124,243** |
| Properties for or under development | | 832,491 | **957,104** |
| Interests in jointly controlled entities | 10 | 8,589,902 | **8,989,589** |
| Interests in associates | | 98,345 | **73,400** |
| Other investments | | 40,057 | **60,348** |
| Long-term receivables | | 588,005 | **470,831** |
| Restricted/pledged bank deposits | | 1,832,847 | **1,753,249** |
| | | 19,087,354 | **19,415,989** |
| **Current Assets** | | | |
| Inventories | | 9,696 | **9,570** |
| Properties for sale | | 3,762 | **3,762** |
| Trade and other receivables | 11 | 158,652 | **176,784** |
| Deposits and prepayments | | 183,497 | **189,922** |
| Loans receivable – current portion | | 175,731 | **90,059** |
| Amounts due from customers for contract work | | 11,927 | **59** |
| Restricted bank deposits | | 3,349,259 | **149,409** |
| Bank balances and cash | | 145,149 | **179,141** |
| | | 4,037,673 | **798,706** |
| **Total Assets** | | 23,125,027 | **20,214,695** |

# Condensed Consolidated Balance Sheet *(Continued)*
## *At 31st December, 2002*

| | NOTES | 30.6.2002 (audited) HK$'000 | 31.12.2002 (unaudited) HK$'000 |
|---|---|---|---|
| **LIABILITIES AND EQUITY** | | | |
| **Non-current Liabilities** | | | |
| Long-term borrowings | 12 | 4,200,055 | **4,301,940** |
| Warranties | | 164,059 | **164,059** |
| Amounts due to associates | | 31,814 | **16,200** |
| | | 4,395,928 | **4,482,199** |
| **Current Liabilities** | | | |
| Trade and other payables | 13 | 1,224,954 | **1,046,808** |
| Rental and other deposits | | 74,324 | **76,887** |
| Amounts due to customers for contract work | | 15,679 | **14,675** |
| Provision for taxation | | 203,061 | **209,811** |
| Current portion of long-term borrowings | 12 | 3,291,393 | **351,287** |
| Bank loans and overdrafts | | | |
| Secured | | 45,000 | **200,000** |
| Unsecured | | 60,000 | **157,000** |
| | | 4,914,411 | **2,056,468** |
| **Total Liabilities** | | 9,310,339 | **6,538,667** |
| **Capital and Reserves** | | | |
| Share capital | | 2,189,955 | **2,189,955** |
| Reserves | | 11,604,265 | **11,459,689** |
| | | 13,794,220 | **13,649,644** |
| **Minority Interests** | | 20,468 | **26,384** |
| **Total Liabilities and Equity** | | 23,125,027 | **20,214,695** |

# Condensed Consolidated Statement of Changes in Equity

*For the six months ended 31st December, 2002*

| (HK$'000) | Share capital | Share premium | Investment property revaluation reserve | Capital reserve | Exchange equalisation reserve | Dividend reserve | Retained profits | Total |
|---|---|---|---|---|---|---|---|---|
| At 1st July, 2001 | 2,189,955 | 8,508,890 | 2,652,868 | 83,010 | (1,815) | 61,319 | 471,323 | 13,965,550 |
| Net loss not recognised in the income statement | | | | | | | | |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | – | – | – | – | (1,681) | – | – | (1,681) |
| Net profit for the period | – | – | – | – | – | – | 165,257 | 165,257 |
| Final dividend for the year ended 30th June, 2001 paid | – | – | – | – | – | (61,319) | – | (61,319) |
| Interim dividend for the year ended 30th June, 2002 declared | – | – | – | – | – | 52,559 | (52,559) | – |
| At 31st December, 2001 | 2,189,955 | 8,508,890 | 2,652,868 | 83,010 | (3,496) | 52,559 | 584,021 | 14,067,807 |
| At 1st July, 2002 | 2,189,955 | 8,508,890 | 2,254,315 | 83,010 | (504) | 324,113 | 434,441 | 13,794,220 |
| Net gain not recognised in the income statement | | | | | | | | |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | – | – | – | – | 1,076 | – | – | 1,076 |
| Net profit for the period | – | – | – | – | – | – | 178,461 | 178,461 |
| Dividends for the year ended 30th June, 2002 paid | | | | | | | | |
| – final | – | – | – | – | – | (61,319) | – | (61,319) |
| – special | – | – | – | – | – | (262,794) | – | (262,794) |
| Interim dividend for the year ending 30th June, 2003 declared | – | – | – | – | – | 61,319 | (61,319) | – |
| **At 31st December, 2002** | **2,189,955** | **8,508,890** | **2,254,315** | **83,010** | **572** | **61,319** | **551,583** | **13,649,644** |

# Condensed Consolidated Cash Flow Statement

*For the six months ended 31st December, 2002*

| | Six months ended | |
|---|---|---|
| | 31.12.2001 (unaudited) HK$'000 | **31.12.2002 (unaudited) HK$'000** |
| Net cash from operating activities | 130,541 | **5,100** |
| Net cash from investing activities | 987,086 | **3,262,393** |
| Net cash used in financing activities | (854,089) | **(3,234,911)** |
| Increase in cash and cash equivalents | 263,538 | **32,582** |
| Cash and cash equivalents at beginning of the period | 393,794 | **145,149** |
| Effect of foreign exchange rate changes | 445 | **1,410** |
| Cash and cash equivalents at end of the period | 657,777 | **179,141** |
| Analysis of the balances of cash and cash equivalents | | |
| Bank balances and cash | 657,871 | **179,141** |
| Bank overdrafts | (94) | **–** |
| | 657,777 | **179,141** |

# Notes to the Condensed Financial Statements

*For the six months ended 31st December, 2002*

## 1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

## 2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities. The accounting policies are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2002, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised SSAPs issued by the HKSA:

| | |
|---|---|
| SSAP 1 (Revised) | Presentation of Financial Statements |
| SSAP 11 (Revised) | Foreign Currency Translation |
| SSAP 15 (Revised) | Cash Flow Statements |
| SSAP 34 | Employee Benefits |

The adoption of these SSAPs has resulted in the introduction of the statement of changes in equity and a change in the format of presentation of the cash flow statement but has had no significant effect on the results for the current or prior accounting periods.

Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under cash flows from returns on investments and servicing of finance, are classified under either operating, investing or financing activities. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. The comparative figures have been reclassified to conform with the current period's presentation.

Apart from aforementioned, no further adjustments relating to prior periods have been required as a result of the adoption of the new and revised SSAPs.

## 3. TURNOVER AND SEGMENTS

### Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

| | | |
|---|---|---|
| Infrastructure projects | – | investments in infrastructure projects |
| Property investment | – | property letting, agency and management |
| Hotel operations | – | hotel operations and management |
| Restaurant and catering | – | restaurant operations and food catering |
| Construction | – | construction and project management |

# Notes to the Condensed Financial Statements *(Continued)*

*For the six months ended 31st December, 2002*

## 3. TURNOVER AND SEGMENTS *(Continued)*

Segment information about these businesses is presented below.

### Segment revenue

| (HK$'000) | Six months ended 31.12.2001 External | Inter-segment | Turnover | Six months ended 31.12.2002 External | Inter-segment | Turnover |
|---|---|---|---|---|---|---|
| Infrastructure projects | 177,588 | – | 177,588 | 36,434 | – | 36,434 |
| Property investment | 177,529 | 13,883 | 191,412 | 167,117 | 10,696 | 177,813 |
| Hotel operations | 66,809 | – | 66,809 | 70,098 | 166 | 70,264 |
| Restaurant and catering | 61,003 | – | 61,003 | 60,836 | 509 | 61,345 |
| Construction | 123,920 | – | 123,920 | 112,065 | 4,016 | 116,081 |
| Other operations | 20,294 | – | 20,294 | – | – | – |
| Eliminations | – | (13,883) | (13,883) | – | (15,387) | (15,387) |
| Segment revenue | 627,143 | – | 627,143 | 446,550 | – | 446,550 |

Inter-segment revenue was charged at prices determined by management with reference to market prices.

### Segment results

| (HK$'000) | Six months ended 31.12.2001 Company and subsidiaries | Jointly controlled entities | Associates | Total | Six months ended 31.12.2002 Company and subsidiaries | Jointly controlled entities | Associates | Total |
|---|---|---|---|---|---|---|---|---|
| Infrastructure projects | 152,138 | 218,307 | – | 370,445 | (1,220) | 305,338 | – | 304,118 |
| Property investment | 121,065 | – | 2,016 | 123,081 | 102,931 | 6,915 | 2,290 | 112,136 |
| Hotel operations | 8,150 | – | 6,917 | 15,067 | 13,725 | – | 7,628 | 21,353 |
| Restaurant and catering | 2,131 | – | – | 2,131 | 2,109 | – | – | 2,109 |
| Construction | 7,200 | – | 3,062 | 10,262 | (34,142) | – | (6) | (34,148) |
| Other operations | 11,968 | (2,873) | 11,688 | 20,783 | (4,508) | 8,874 | 2,805 | 7,171 |
| Segment results from operations | 302,652 | 215,434 | 23,683 | 541,769 | 78,895 | 321,127 | 12,717 | 412,739 |

| (HK$'000) | Six months ended 31.12.2001 | 31.12.2002 |
|---|---|---|
| Segment results | 302,652 | 78,895 |
| Interest income | – | 66,464 |
| Unallocated corporate expenses | (25,383) | (28,514) |
| Profit from operations | 277,269 | 116,845 |
| Finance costs | (337,982) | (232,866) |
| Share of results of | | |
| Jointly controlled entities | 215,434 | 321,127 |
| Associates | 23,683 | 12,717 |
| Profit from ordinary activities before taxation | 178,404 | 217,823 |

# Notes to the Condensed Financial Statements *(Continued)*
*For the six months ended 31st December, 2002*

## 3. TURNOVER AND SEGMENTS *(Continued)*

### Geographical Segments

The Group's property investment, hotel operations, restaurant and catering, and construction activities are carried out in Hong Kong. All of the Group's infrastructure project investments are located in Guangdong Province of the People's Republic of China. The following table provides an analysis of the Group's turnover and contribution to profit from operations by geographical market:

| | Turnover by geographical market Six months ended | | Contribution to profit from operations Six months ended | |
|---|---|---|---|---|
| (HK$'000) | 31.12.2001 | 31.12.2002 | 31.12.2001 | 31.12.2002 |
| Hong Kong | 434,407 | **409,207** | 103,592 | **61,652** |
| Other regions in the People's Republic of China ("the PRC") | 179,003 | **37,343** | 170,392 | **25,543** |
| United States of America (Placement of deposits) | – | **–** | – | **38,415** |
| Other locations | 13,733 | **–** | 3,285 | **(8,765)** |
| | 627,143 | **446,550** | 277,269 | **116,845** |

## 4. OTHER OPERATING INCOME

Included in other operating income of the current period is interest from bank deposits and loans receivable amounted to approximately HK$66,464,000 (six months ended 31.12.2001: Nil).

## 5. FINANCE COSTS

| | Six months ended | |
|---|---|---|
| (HK$'000) | 31.12.2001 | 31.12.2002 |
| Interest on | | |
| Bank loans and overdrafts and other loans | 90,948 | **67,413** |
| Notes payable | 223,574 | **111,900** |
| Warranties payable | 11,699 | **–** |
| | 326,221 | **179,313** |
| Less: Amount capitalised on an infrastructure project | (3,000) | **(3,000)** |
| | 323,221 | **176,313** |
| Other finance costs | | |
| Premium on early redemption of notes | – | **36,217** |
| Note issue expenses amortised | 8,746 | **16,455** |
| Loan arrangement fees and related charges | 6,015 | **3,881** |
| | 14,761 | **56,553** |
| | 337,982 | **232,866** |

# Notes to the Condensed Financial Statements *(Continued)*

*For the six months ended 31st December, 2002*

## 6. DEPRECIATION AND AMORTISATION

| | Six months ended | |
|---|---|---|
| (HK$'000) | 31.12.2001 | 31.12.2002 |
| Charged to income statement | | |
| Depreciation of property, plant and equipment | 3,604 | 4,068 |
| Amortisation of | | |
| Cost of investments in jointly controlled entities | 18,972 | 28,857 |
| Note issue expenses | 8,746 | 16,455 |

## 7. TAXATION

| | Six months ended | |
|---|---|---|
| (HK$'000) | 31.12.2001 | 31.12.2002 |
| The charge comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong Profits Tax | 616 | 7,280 |
| Taxation elsewhere | 359 | 688 |
| | 975 | 7,968 |
| Jointly controlled entities | | |
| Taxation elsewhere | 3,591 | 6,517 |
| Deferred taxation | – | 15,000 |
| | 3,591 | 21,517 |
| Associates | | |
| Hong Kong Profits Tax | 383 | 345 |
| Taxation elsewhere | 4,011 | 3,466 |
| | 4,394 | 3,811 |
| | 8,960 | 33,296 |

Provision for Hong Kong Profits Tax is calculated at the rate of 16% (six months ended 31.12.2001: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

## 8. DIVIDEND

A final dividend of HK7 cents (2001: HK7 cents) per ordinary share and a special dividend of HK30 cents (2001: Nil) per ordinary share for the financial year ended 30th June, 2002 were paid to shareholders in November 2002.

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2003 of HK7 cents (year ended 30.6.2002: HK6 cents) per ordinary share totalling HK$61,319,000 (year ended 30.6.2002: HK$52,559,000) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 21st March, 2003.

# Notes to the Condensed Financial Statements *(Continued)*

*For the six months ended 31st December, 2002*

## 9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the period of HK$178,461,000 (six months ended 31.12.2001: HK$165,257,000) and on 875,982,121 (six months ended 31.12.2001: 875,982,121) ordinary shares in issue during the period.

Diluted earnings per share for the current period is not shown because the exercise price of the outstanding options to subscribe for shares in the Company was higher than the average market price for shares for the period. The Company had no dilutive potential ordinary shares outstanding during the six months ended 31st December, 2001.

## 10. INTERESTS IN JOINTLY CONTROLLED ENTITIES

During the period, the Group recouped part of its cost of investment in Guangzhou-Zhuhai West Superhighway project from the disposal to the local government authority of certain land sites acquired in prior years for the development of the project, which were surplus to the project's present requirement under the revised plan. The proceeds of RMB296 million received was on-lent to a jointly controlled entity at interest chargeable at 4% per annum.

## 11. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of receivables outstanding at the balance sheet date:

| (HK$'000) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| Receivables aged | | |
| 0–30 days | 67,223 | 36,303 |
| 31–60 days | 29,672 | 9,604 |
| Over 60 days | 7,670 | 6,261 |
| Proceeds on disposal of an investment | 20,159 | 103,593 |
| Retentions receivable | 33,928 | 21,023 |
| | 158,652 | 176,784 |

## 12. LONG-TERM BORROWINGS

| (HK$'000) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| Unsecured notes payable | | |
| Principal outstanding *(Note)* | 4,415,541 | 1,513,006 |
| Premium on early redemption of notes accrued | 112,528 | – |
| Unamortised note issue expenses | (26,345) | (9,890) |
| Secured bank loans | 2,942,844 | 3,102,872 |
| Other unsecured loan | 46,880 | 47,239 |
| | 7,491,448 | 4,653,227 |
| Less: Portion due within one year included in current liabilities | (3,291,393) | (351,287) |
| | 4,200,055 | 4,301,940 |

*Note:* During the period, the Group redeemed the unsecured notes due in 2007 with an aggregate outstanding principal of approximately US$372 million. The notes outstanding at 31st December, 2002 represent the unsecured notes due in 2004 with an aggregate outstanding principal of approximately US$194 million.

# Notes to the Condensed Financial Statements *(Continued)*

*For the six months ended 31st December, 2002*

## 13. TRADE AND OTHER PAYABLES

The following is an analysis of payables outstanding at the balance sheet date:

| (HK$'000) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| Payables due | | |
| 0–30 days | 198,443 | **158,541** |
| 31–60 days | 174,682 | **59,475** |
| Over 60 days | 125,850 | **122,054** |
| Retentions payable | 32,761 | **25,666** |
| Development expenditure payable *(Note)* | 693,218 | **681,072** |
| | 1,224,954 | **1,046,808** |

*Note:* The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Payments for the expenditure are overdue and have been withheld by the relevant subsidiaries pending the outcome of negotiations currently undertaken to recover the costs of investments in these projects.

## 14. TOTAL ASSETS LESS CURRENT LIABILITIES AND NET CURRENT LIABILITIES

The Group's total assets less current liabilities at 31st December, 2002 amounted to approximately HK$18,158 million (30.6.2002: HK$18,211 million).

The net current liabilities of the Group at 31st December, 2002 amounted to approximately HK$1,258 million (30.6.2002: HK$877 million).

## 15. CHARGES ON ASSETS AND OPTIONS TO ACQUIRE SHARES IN A SUBSIDIARY

(a) The Group's interest in a jointly controlled entity engaging in the development of infrastructure projects have been pledged to secure the bank loan facilities granted to the Group to the extent of approximately HK$562 million (30.6.2002: HK$607 million) at the balance sheet date.

(b) Other credit facilities of the Group to the extent of approximately HK$3,017 million (30.6.2002: HK$3,072 million) were secured by mortgages or charges on the Group's properties, bank deposits and other assets with an aggregate carrying value of approximately HK$6,775 million (30.6.2002: HK$6,772 million).

(c) Under an arrangement in connection with the credit facilities granted to the Group, the Group has granted an option, at nominal consideration, to the lender to purchase to the extent of 5% of the interest in a subsidiary which acts as the holding company of subsidiaries operating principally in the PRC. The option is only exercisable upon the future successful public flotation of this subsidiary at a price per share which would be the same as the share price of the subsidiary's shares available for public subscription.

# Notes to the Condensed Financial Statements *(Continued)*
*For the six months ended 31st December, 2002*

## 16. PROJECT COMMITMENTS AND CONTINGENT LIABILITIES

(a) The estimated development cost for Phase I of the Guangzhou-Zhuhai West Superhighway, which will be undertaken by a jointly controlled entity to be established in the PRC, is approximately RMB1,680 million. The Group has agreed to make contribution to the registered capital of the jointly controlled entity to the extent of RMB294 million which has been fully contributed up to 31st December, 2002 (30.6.2002: RMB134 million).

(b) During the period, the Group entered into an agreement for the acquisition of properties in the PRC at an aggregate consideration of approximately RMB201 million, of which approximately RMB123 million had been paid or accounted for by the Group up to 31st December, 2002.

Except as disclosed above, there have been no material changes in project commitments and contingent liabilities since 30th June, 2002.

# 目　錄

# 集團業績

截至二零零二年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

| (港幣百萬元) | 營業額 2001 | 營業額 2002 | 除利息及稅項前溢利 2001 | 除利息及稅項前溢利 2002 |
|---|---|---|---|---|
| 基建項目投資 | | | | |
| 一營運 | – | – | 192 | **267** |
| 一資金提供及其他業務 | 178 | **37** | 178 | **37** |
| 物業租賃，代理及管理 | 177 | **167** | 123 | **112** |
| 酒店及食品經營 | 128 | **131** | 17 | **23** |
| 建築及項目管理 | 124 | **112** | 10 | **(34)** |
| 其他業務 | 20 | **–** | 21 | **74** |
| | 627 | **447** | 541 | **479** |
| 行政費用 | | | (25) | **(28)** |
| 除利息及稅項前之溢利 *(附註一)* | | | 516 | **451** |

| (港幣百萬元) | 業績 2001 | 業績 2002 |
|---|---|---|
| 除利息及稅項前之溢利 | 516 | **451** |
| 財務成本 | (338) | **(233)** |
| 稅項 | (9) | **(34)** |
| 少數股東權益 | (4) | **(6)** |
| 淨溢利 | 165 | **178** |

| | 2001 | 2002 |
|---|---|---|
| 每股溢利(港仙) | 18.9 | **20.4** |

*附註：*

(一) 除利息及稅項前溢利乃指(甲)經營業務溢利港幣117,000,000元(二零零一年：港幣277,000,000元)及(乙)應佔共同控制個體及聯營公司之業績合共港幣334,000,000元(二零零一年：港幣239,000,000元)之總和。

(二) 簡明財務報告表載於第十七至第二十八頁。

截至二零零二年十二月三十一日止六個月，集團之營業額由港幣627,000,000元下降至港幣447,000,000元，較去年同期減少百分之二十九。由於採納權益會計法，於中國之合作公司(「合作公司」)之營業額並未包括於集團之營業額內。截至二零零二年十二月三十一日止六個月，合作公司之總營業額為人民幣1,400,000,000元，較去年同期增長百分之十。

集團除利息及税項前之溢利由港幣516,000,000元下降至港幣451,000,000元，較去年同期減少百分之十三，主要由於營運於中國之一合作公司於二零零二年向集團償還大部分之貸款，令集團之利息收入減少港幣137,000,000元。所收取之款項用作契約廢止二零零七年到期及償還集團於二零零四年到期之固定利率無抵押票據。按權益會計法，集團應佔合作公司之業績已反映在集團業績內。此金額由去年度同期之港幣218,000,000元上升百分之四十至本期之港幣305,000,000元。

集團未經審核之淨溢利由港幣165,000,000元上升至港幣178,000,000元，較去年同期增長百分之八。集團財務成本為港幣233,000,000元，相比去年度同期港幣338,000,000元為少，乃受惠於低利率環境及集團提早贖回於二零零七年到期之無抵押票據，雖部分為提早贖回票據引致之一次性費用港幣44,000,000元所抵銷，集團之溢利仍較去年有所增長。

# 中期股息及暫停辦理股份過戶登記

董事局已議決，截至二零零三年六月三十日止財政年度之中期股息為每普通股港幣7仙(二零零二年：港幣6仙)。股息約於二零零三年三月二十七日派付予於二零零三年三月二十一日營業時間結束時已登記之股東。本公司將由二零零三年三月十八日至三月二十一日止(包括首尾兩天)期間暫停辦理股份過戶登記手續。如欲獲享中期股息，必須於二零零三年三月十七日下午四時前，將所有過戶文件連同有關股票送交本公司之股份過戶登記處—香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712-16室。

# 業務回顧

## 基建

本集團在廣東省珠江三角洲地區投資五個收費公路項目，其中四個已在營運中。

受珠江三角洲地區迅速增長帶動，集團基建業務之車流量及路費收入持續錄得增幅。於二零零二年七月至十二月，所有營運中之項目之路費收入及除利息及稅項前溢利較二零零一年七月至十二月分別增長百分之十及百分之七（見下圖）。

於本期內，應佔合作公司之業績佔集團除利息及稅項前之溢利達百分之六十八（二零零一年：百分之四十二），來自合作公司之利息收入佔集團除利息及稅項前溢利達百分之七（二零零一年：百分之三十三），此乃由於一合作公司於二零零二年向集團償還大部分之貸款。

合作公司之總路費收入及除利息及稅項前溢利如下：


路費收入
人民幣百萬元
1,400
1,200
1,000
1,276
1,400
7月 - 12月
2001
2002


除利息及稅項前溢利
人民幣百萬元
1,000
900
800
919
986
7月 - 12月
2001
2002

## 廣州深圳高速公路（廣深高速公路）


每日平均車流量
廣深高速公路
架次
160,000
140,000
120,000
121,000
148,000
7月 - 12月
2001
2002


路費收入
廣深高速公路
人民幣百萬元
1,100
1,000
900
955
1,036
7月 - 12月
2001
2002

廣深高速公路乃連接廣州、東莞及深圳三個重要城市之主要快速公路。於回顧期內，每日平均車流量達十四萬八千架次，較去年同期增長百分之二十二，路費收入則增長百分之九達人民幣十億零三千六百萬元。

車流量上升主要由於廣東省持續迅速增長。廣東省之生產總值不斷增長，令客運量及貨運量有所增加，集團相信此等因素將繼續吸引更多車輛行駛廣深高速公路。

為了應付日益增加的車流量，合作公司將擴寬黃田至鶴洲路段三公里的主線車道至雙向四車道，並陸續增加更多的收費車道。

集團十分重視提供有效率、安全及舒適的駕駛環境。本期內，合作公司已完成三十八公里主線路面重鋪工程。

## 廣州東南西環高速公路(東南西環高速公路)


每日平均車流量
東南西環高速公路
架次
40,000
35,000
30,000
33,000
39,000
7月 - 12月
2001
2002


路費收入
東南西環高速公路
人民幣百萬元
120
100
80
87
108
7月 - 12月
2001
2002

廣州東南西環高速公路是圍繞廣州市城區的高速公路。於過去六個月內，每日平均車流量達三萬九千架次，較去年同期增長百分之十八。路費收入增長百分之二十四達人民幣一億零八百萬元。

廣州市已實施的兩項規定，分別為(一)限制貨車進入廣州之時間及(二)向非廣州市登記之車輛進入廣州時徵收次票通行費，兩項規定令東南西環高速公路的車流量有所增加。

## 順德公路


每日平均車流量
順德公路
架次
120,000
100,000
80,000
103,000
7月 - 12月
2001
2002


路費收入
順德公路
人民幣百萬元
160
140
120
144
157
7月 - 12月
2001
2002

順德公路是順德市內的主要道路網絡。於回顧期內，每日平均車流量達十一萬一千架次，較去年同期增長百分之八。路費收入增長百分之九達人民幣一億五千七百萬元。

## 順德105國道


每日平均車流量
順德105國道
架次
120,000
100,000
80,000
102,000
7月 - 12月
2001
2002


路費收入
順德105國道
人民幣百萬元
100
80
60
90
99
7月 - 12月
2001
2002

順德105國道是順德市內另一條主要幹道。截至二零零二年十二月三十一日止六個月，每日平均車流量達十一萬一千架次，較去年同期增長百分之九。路費收入增長百分之十達人民幣九千九百萬元。目前，105國道中山段正進行擴建工程，將擴寬至雙向三線行車道，預料改善後之交通通行量可為順德105國道帶來更多的車流。

## 廣珠西線高速公路一期

廣珠西線高速公路一期是一條長十四點七公里的封閉式雙向三線行車高速公路，這快速幹道能滿足連接廣州至順德的策略需要。本項目將以廣州東南西環高速公路海南立交為起點，途

經南海及順德。一期工程投資額預計為人民幣十六億八千萬元，建設資金大部分為人民幣項目貸款，集團將持有項目的百分之五十權益。一期工程已如期進行中，預計可於二零零四年建成通車。

## 物業

本港經濟放緩，物業供應充裕，令商業樓宇租務市場備受壓力。在經濟疲弱的環境下，合和中心平均出租率下降至百分之九十一，較去年同期六個月下跌百分之四，商鋪出租率達百分之九十九，平均租金則輕微上升。

國際展貿中心平均出租率達百分之六十五，較去年同期下跌百分之二。集團已取得城規會批准更改物業用途，目前正與東九龍區域地政署就更改土地契約內有關商業用途之條款細節進行磋商，預計有關更改程序將於二零零四年初完成。

於二零零二年七月至十二月，物業租賃、代理及管理業務佔集團除利息及税項前溢利達百分之二十五。

## 酒店

內地訪港旅客增加，酒店業務亦得以受惠。悅來酒店房間出租情況表現理想，平均出租率達百分之八十三，較去年同期上升百分之九。房間平均租金亦較去年度同期上升。

中國大酒店平均入住率達百分之八十一，較去年度同期增長百分之六。

本港餐飲業之經營環境十分困難。由於集團積極控制成本開支及重視服務質素，故餐飲業務於本期內錄得輕微溢利。

酒店及食品經營佔集團除利息及税項前溢利達百分之五。

## 建築

集團之建築部正在為旺角一座五十五層高之寫字樓用系統模板的方式建造，採用「滑爬模」技術。同期內亦已用「滑爬模」技術獲取一項位於觀塘的寫字樓的建造工程。

集團於回顧期內已完成幾項學校工程項目。由於分包商違約，集團需額外增加成本，遂導致虧損。集團已為虧損作出全數撥備。

## 其他

集團繼續與泰國政府就曼谷高架公路及鐵路系統項目進行磋商，尋求解決方案。

集團與Tanjung Jati B電廠項目的各有關方面取得進展，期望能儘快達成協議，將項目權益出售，取回部分投資。

# 財務回顧

本集團財政狀況強勁，資本雄厚，負債比率低企。扣除於二零零二年向股東派發之股息及現金特別股息總計港幣324,000,000元，集團於二零零二年十二月三十一日之股東權益總額為港幣13,650,000,000元。

於二零零二年八月十五日，集團提早贖回於二零零七年到期以美元為單位的無抵押票據美金372,000,000元，其固定年息率為10¼%。此外，集團亦依據行使契約廢止條款，償還於二零零四年到期，以美元為單位的無抵押票據美金194,000,000元，其固定年息率為9⅞%。於二零零二年十二月三十一日，集團不包括於二零零四年到期的票據之借貸總額為港幣3,507,000,000元。

除於二零零四年到期的票據外，本集團之借貸大部分以浮動利率計算利息及以港幣為單位。

集團具備充足財政資源提供營運及現有投資項目所需資金。於二零零二年十二月三十一日，集團淨債務為港幣3,328,000,000元。大部分銀行信貸額以集團之投資物業、銀行存款及其他資產作為抵押，賬面總值約港幣6,775,000,000元。

集團之資本結構載列如下：

| | 於30.6.2002<br>（港幣百萬元） | 於31.12.2002<br>（港幣百萬元） |
|---|---|---|
| 股東權益 | 13,794 | **13,650** |
| 淨債務總額 | 2,950 | **3,328** |
| 總資本 | 21,304 | **18,670** |
| 淨債務總額對比總資本 | 14% | **18%** |
| 淨債務總額對比股東權益 | 21% | **24%** |

對比二零零二年六月三十日，集團於二零零二年十二月三十一日借貸總額之還款期限載列如下：

| 包括票據 | 一年內償還 | 一年後，兩年內償還 | 兩年後，五年內償還 | 五年後償還 |
|---|---|---|---|---|
| 於二零零二年六月三十日 | 44% | 5% | 44% | 7% |
| 於二零零二年十二月三十一日 | 14% | 42% | 34% | 10% |

| 不包括票據 | 一年內償還 | 一年後，兩年內償還 | 兩年後，五年內償還 | 五年後償還 |
|---|---|---|---|---|
| 於二零零二年六月三十日 | 13% | 13% | 58% | 16% |
| 於二零零二年十二月三十一日 | 20% | 17% | 49% | 14% |

淨債務減除集團提供之計息貸款及應收款項為港幣788,000,000元，即對比股東權益比率為6%。

集團維持以審慎的財務策略安排現金資源及銀行借貸。憑藉穩固之經常性營業所得現金流量、現有現金及銀行信貸額，足以提供集團營運及投資項目所需資金。

# 前瞻

隨着中國(特別是珠江三角洲地區)持續經濟增長及香港與廣東省進一步融合，集團預料基建業務將繼續錄得車流量增長。

廣東省政府已建議統一省內所有高速公路之收費系數，有關措施將於二零零六年中實施。集團目前已就此改變與有關方面進行磋商。

物業方面，集團已就合和中心比鄰之酒店及住宅物業發展項目向城規會作出申請。集團亦正計劃在香港及內地發展商業、住宅及工業物業項目。

集團會繼續以內地旅客為目標，預料最近皇崗口岸二十四小時通關措施將可為酒店業帶來裨益。

集團將繼續鞏固財務根基，積極尋找及開拓合適之新商機(例如物流及其他業務)，以配合集團之業務發展。

# 董事局成員之變更

李澤鉅先生已於二零零二年十月十七日的股東週年大會上到期退任本公司董事，而自二零零二年十一月六日起，楊鑑賢先生獲委任為本公司執行董事。

董事局謹此就李先生對本公司作出之寶貴貢獻表示感謝，並歡迎楊先生加入董事局。

# 根據上市規則所需提供之附加資料

## 收購及出售附屬公司及聯營公司

期內並無重大收購及出售本公司之附屬公司及聯營公司。

## 僱員

於二零零二年十二月三十一日，本集團僱員人數為一千一百二十六人。本集團提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。本集團亦為僱員提供多項福利包括醫療及個人意外保險。此外，本集團亦為僱員提供不同類型的在職訓練。董事局亦會適當地授出優先認股權予僱員。

## 審核委員會

審核委員會已與管理層檢討本集團所採納之會計原則及實務，並商討審核內部監控及財務申報事宜，其中包括審閱未經審核之中期財務報告表。

## 最佳應用守則

本公司所有董事均未知悉任何資料，足以合理地指出本公司現時或在本中期報告所包括之會計期間內之任何時間，未有遵守香港聯合交易所有限公司上市規則(「上市規則」)附錄十四所列之最佳應用守則。

## 主要股東

除於「董事於股份及認股權之權益」一節下所披露者外，於二零零二年十二月三十一日，本公司並無接獲任何人士(並非本公司之董事)之通知稱有依照證券(公開權益)條例第十六(一)條規定須記錄於登記名冊中之股份權益。

## 上市規則第19項應用指引

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司(「聯屬公司」)已於本集團二零零二年十二月三十一日之簡明綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零二年十二月三十一日，聯屬公司之備考合併資產負債表如下：

| | 合併總數<br>港幣百萬元 | 集團<br>所注入之資金<br>港幣百萬元 |
|---|---|---|
| 總資產 | **21,421*** | |
| 資金來源： | | |
| 註冊資本／股本 | 2,170 | 1,418 |
| 累積虧損 | (20) | |
| | 2,150 | |
| 遠期負債 | | |
| － 股東／合營夥伴／有關連公司提供之墊款 | 8,119 | 2,770 |
| － 其他遠期貸款 | 10,163 | |
| | 18,282 | |
| 流動負債 | 989 | 41 |
| 資本及負債總額 | **21,421*** | **4,229** |

* 除一項投資金額並不重大之物業發展項目外，所有物業、機械及設備(包括主要生產設施)於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

## 董事於股份及認股權之權益

於二零零二年十二月三十一日，各董事及彼等聯繫人士擁有本公司及其聯營公司（按證券（公開權益）條例之詮釋）之股份及認股權實益權益如下：

### (a) 於本公司股份擁有之實益權益

| 董事 | 個人 | 家庭 | 公司 | 其他 | 總數 |
|---|---|---|---|---|---|
| 胡應湘 | 62,443,893 | 113,730,592 (i) | 111,187,019 | 30,670,093 | 226,204,287 (iii) |
| 何炳章 | 19,360,000 | 246,000 | 1,980,000 | – | 21,586,000 |
| 胡文新 | 24,333,800 | – | 810,092 | – | 25,143,892 |
| 李憲武 | 2,795,322 | – | – | – | 2,795,322 |
| 嚴文俊 | 100,000 | – | – | – | 100,000 |
| 胡文佳 | 2,645,650 | – | – | – | 2,645,650 |
| 胡郭秀萍 | 21,903,282 | 204,301,005 (ii) | 61,157,217 | 30,670,093 | 226,204,287 (iii) |
| 陸勵荃 | – | 1,308,981 | – | – | 1,308,981 |
| 雷有基 | 8,537 | – | – | – | 8,537 |

*附註：*

(i) 家族權益113,730,592股代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。

此113,730,592股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(ii) 家族權益204,301,005股代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。

此204,301,005股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(iii) 由胡應湘爵士及胡郭秀萍爵士夫人披露之權益總數226,204,287股，乃分別剔除(i)及(ii)所述之重複數目後而得之數目。兩人披露之權益總數乃屬於同一批股份。

### (b) 於聯營公司股份之實益權益

| 董事 | 公司名稱 | 個人 | 家庭 | 公司 | 總數 |
|---|---|---|---|---|---|
| 何炳章 | 合信保險及再保險顧問有限公司 | – | – | 300,000 (i) | 300,000 |
| 胡文新 | 廣深高速公路（控股）有限公司 | – | – | (ii) | (ii) |

*附註:*

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之 100%，此公司擁有合信保險及再保險顧問有限公司(本公司之聯營公司)之300,000股普通股，為其已發行股本之三分之一。

(ii) 胡文新先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2004年到期(年息為9⅞%)之票據，該票面金額為美金4,850,000元。

(iii) 若干董事以代理人身份代表控股公司持有若干附屬公司之股份。

**(c) 於本公司之授出優先認股權之權益**

有關董事於本公司授出優先認股權之權益之詳情載於以下「優先認股權」段內。

## 優先認股權

於一九九四年十月十一日經本公司股東通過之優先認股權計劃(「認股權計劃」)，授予本公司或其任何附屬公司之執行董事或僱員優先認股權。

截至二零零二年十二月三十一日，根據認股權計劃授出而尚未行使之認股權之詳情如下：

| 承授者 | 授出日期 | 於二零零二年七月一日及二零零二年十二月三十一日尚未行使之認股權數目 | 行使價每股港幣 | 行使期 |
|---|---|---|---|---|
| 董事 | | | | |
| 郭展禮 | 28/3/2002 | 3,000,000 | 6.15元 | 28/9/2002至27/9/2005 |
| 胡文新 | 3/4/2002 | 2,500,000 | 6.15元 | 3/10/2002至2/10/2005 |
| 嚴文俊 | 1/4/2002 | 1,000,000 | 6.15元 | 1/10/2002至30/9/2005 |
| 陳志鴻 | 2/4/2002 | 1,000,000 | 6.15元 | 2/10/2002至1/10/2005 |
| 僱員 | 2/4/2002 | 800,000 | 6.15元 | 2/10/2002至1/10/2005 |

認股權由接納認股權之日起六個月內為限制期，其後可於三年內不同期間行使所訂明之數目。

於回顧期內，並無任何認股權獲授出、行使或註銷或已失效。

## 購回、出售或贖回股份

本公司或其他任何附屬公司於期內並無購回、出售或贖回本公司股份。

承董事局命
**胡應湘爵士**KCMG, FICE
*主席*

香港，二零零三年二月二十七日

# 簡明綜合收益表
## 截至二零零二年十二月三十一日止六個月

| | 附註 | 截至十二月三十一日止六個月<br>2001<br>(未經審核)<br>港幣千元 | <br>**2002**<br>**(未經審核)**<br>**港幣千元** |
|---|---|---|---|
| 營業額 | 3 | 627,143 | **446,550** |
| 銷售及服務成本 | | (253,537) | **(288,182)** |
| | | 373,606 | **158,368** |
| 其他營運收入 | 4 | 6,221 | **71,714** |
| 銷售及分銷成本 | | (8,160) | **(13,426)** |
| 行政費用 | | (67,008) | **(69,895)** |
| 其他營運費用 | | (27,390) | **(29,916)** |
| 經營業務溢利 | | 277,269 | **116,845** |
| 財務成本 | 5 | (337,982) | **(232,866)** |
| 應佔其業績 | | | |
| 　共同控制個體 | | 215,434 | **321,127** |
| 　聯營公司 | | 23,683 | **12,717** |
| 日常業務除稅前溢利 | | 178,404 | **217,823** |
| 稅項 | 7 | (8,960) | **(33,296)** |
| 未計少數股東權益前溢利 | | 169,444 | **184,527** |
| 少數股東權益 | | (4,187) | **(6,066)** |
| 本期淨溢利 | | 165,257 | **178,461** |
| 股息 | 8 | 52,559 | **61,319** |
| | | 港仙 | **港仙** |
| 每股溢利 | 9 | | |
| 　基本 | | 18.9 | **20.4** |

# 簡明綜合資產負債表
## 於二零零二年十二月三十一日結算

| | 附註 | 30.6.2002<br>(經審核)<br>港幣千元 | 31.12.2002<br>(未經審核)<br>港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 投資物業 | | 5,986,300 | **5,987,225** |
| 物業、機械及設備 | | 1,119,407 | **1,124,243** |
| 待發展或發展中物業 | | 832,491 | **957,104** |
| 共同控制個體權益 | 10 | 8,589,902 | **8,989,589** |
| 聯營公司權益 | | 98,345 | **73,400** |
| 其他投資 | | 40,057 | **60,348** |
| 長期應收款項 | | 588,005 | **470,831** |
| 有限制／已抵押之銀行存款 | | 1,832,847 | **1,753,249** |
| | | 19,087,354 | **19,415,989** |
| **流動資產** | | | |
| 存貨 | | 9,696 | **9,570** |
| 持作出售之物業 | | 3,762 | **3,762** |
| 貿易及其他應收賬款 | 11 | 158,652 | **176,784** |
| 按金及預付款項 | | 183,497 | **189,922** |
| 應收貸款之即期部分 | | 175,731 | **90,059** |
| 就合約工程應收客戶之款項 | | 11,927 | **59** |
| 有限制之銀行存款 | | 3,349,259 | **149,409** |
| 銀行結餘及現金 | | 145,149 | **179,141** |
| | | 4,037,673 | **798,706** |
| **總資產** | | 23,125,027 | **20,214,695** |

# 簡明綜合資產負債表（續）
## 於二零零二年十二月三十一日結算

| | 附註 | 30.6.2002 (經審核) 港幣千元 | 31.12.2002 (未經審核) 港幣千元 |
|---|---|---|---|
| **負債及權益** | | | |
| **非流動負債** | | | |
| 遠期貸款 | 12 | 4,200,055 | **4,301,940** |
| 應付保證金 | | 164,059 | **164,059** |
| 應付聯營公司之款項 | | 31,814 | **16,200** |
| | | 4,395,928 | **4,482,199** |
| **流動負債** | | | |
| 貿易及其他應付賬款 | 13 | 1,224,954 | **1,046,808** |
| 租務及其他按金 | | 74,324 | **76,887** |
| 就合約工程應付客戶之款項 | | 15,679 | **14,675** |
| 税項準備 | | 203,061 | **209,811** |
| 遠期貸款之即期部分 | 12 | 3,291,393 | **351,287** |
| 銀行貸款及透支 | | | |
| 抵押 | | 45,000 | **200,000** |
| 無抵押 | | 60,000 | **157,000** |
| | | 4,914,411 | **2,056,468** |
| **總負債** | | 9,310,339 | **6,538,667** |
| **資本及儲備金** | | | |
| 股本 | | 2,189,955 | **2,189,955** |
| 儲備金 | | 11,604,265 | **11,459,689** |
| | | 13,794,220 | **13,649,644** |
| **少數股東權益** | | 20,468 | **26,384** |
| **總負債及權益** | | 23,125,027 | **20,214,695** |

# 簡明綜合權益變動表

## 截至二零零二年十二月三十一日止六個月

| (港幣千元) | 股本 | 股本溢價 | 投資物業重估儲備金 | 資本儲備金 | 匯兌平衡儲備金 | 股息儲備金 | 保留溢利 | 總數 |
|---|---|---|---|---|---|---|---|---|
| 於二零零一年七月一日 | 2,189,955 | 8,508,890 | 2,652,868 | 83,010 | (1,815) | 61,319 | 471,323 | 13,965,550 |
| 未於收益表確認之虧損 | | | | | | | | |
| 伸算附屬公司、共同控制個體 | | | | | | | | |
| 及聯營公司財務報表兌換差額 | – | – | – | – | (1,681) | – | – | (1,681) |
| 期間淨溢利 | – | – | – | – | – | – | 165,257 | 165,257 |
| 已付截至二零零一年六月三十日 | | | | | | | | |
| 止年度末期股息 | – | – | – | – | – | (61,319) | – | (61,319) |
| 擬派截至二零零二年六月三十日 | | | | | | | | |
| 止年度中期股息 | – | – | – | – | – | 52,559 | (52,559) | – |
| 於二零零一年十二月三十一日 | 2,189,955 | 8,508,890 | 2,652,868 | 83,010 | (3,496) | 52,559 | 584,021 | 14,067,807 |
| 於二零零二年七月一日 | 2,189,955 | 8,508,890 | 2,254,315 | 83,010 | (504) | 324,113 | 434,441 | 13,794,220 |
| 未於收益表確認之收益 | | | | | | | | |
| 伸算附屬公司、共同控制個體 | | | | | | | | |
| 及聯營公司財務報表兌換差額 | – | – | – | – | 1,076 | – | – | 1,076 |
| 期間淨溢利 | – | – | – | – | – | – | 178,461 | 178,461 |
| 已付截至二零零二年六月三十日 | | | | | | | | |
| 止年度股息 | | | | | | | | |
| －末期 | – | – | – | – | – | (61,319) | – | (61,319) |
| －特別 | – | – | – | – | – | (262,794) | – | (262,794) |
| 擬派截至二零零三年六月三十日 | | | | | | | | |
| 止年度中期股息 | – | – | – | – | – | 61,319 | (61,319) | – |
| **於二零零二年十二月三十一日** | **2,189,955** | **8,508,890** | **2,254,315** | **83,010** | **572** | **61,319** | **551,583** | **13,649,644** |

# 簡明綜合現金流動表
## *截至二零零二年十二月三十一日止六個月*

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 2001<br>(未經審核)<br>港幣千元 | **2002**<br>**(未經審核)**<br>港幣千元 |
| 來自經營業務之現金淨額 | 130,541 | **5,100** |
| 來自投資業務之現金淨額 | 987,086 | **3,262,393** |
| 用於融資活動之現金淨額 | (854,089) | **(3,234,911)** |
| 現金及現金等值物增加 | 263,538 | **32,582** |
| 期初現金及現金等值物 | 393,794 | **145,149** |
| 外幣兑換變動之影響 | 445 | **1,410** |
| 期末現金及現金等值物 | 657,777 | **179,141** |
| 現金及現金等值物結餘之分析 | | |
| 銀行結存及現金 | 657,871 | **179,141** |
| 銀行透支 | (94) | **–** |
| | 657,777 | **179,141** |

# 簡明財務報告表附註
## 截至二零零二年十二月三十一日止六個月

### 1. 編製基準

本簡明財務報告表乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及香港會計師公會所頒佈的會計實務準則(「會計準則」)第25條「中期財務報告」之規定編製。

### 2. 主要會計政策

本簡明財務報告表按歷史成本方法而編製，並就若干物業及證券投資價值重估作出修訂。除以下所述外，所採納之會計政策與截至二零零二年六月三十日止年度本集團之財務報告表所採納的均屬一致。

於本期內，本集團首次採納下列數項由香港會計師公會頒佈之新增及經修訂之會計準則：

| | |
|---|---|
| 會計準則第1條(經修訂) | 財務報告表之呈報 |
| 會計準則第11條(經修訂) | 外幣換算 |
| 會計準則第15條(經修訂) | 現金流量表 |
| 會計準則第34條 | 僱員福利 |

採納該等會計準則，導致引入權益變動表及改變現金流量表之表列格式，但對本期及前期業績並無重大影響。

根據會計準則第15條(經修訂)，現金流量分為經營、投資及融資三個類目，而非以往之五個類目。以往呈列於投資回報及融資費用產生的現金流量之利息及股息現列為經營、投資或融資活動。稅項產生的現金流量現列作經營業務，若該等現金流量能夠獨立介定為投資及融資活動則除外。比較數字經已重列，以符合本期之呈報方式。

除上述披露外，所採納之新增及經修訂之會計政策對前期申報無須作出其他調整。

### 3. 營業額及分部資料

**業務之分部**

本集團用以劃分作首要分類呈報之業務如下：

| | | |
|---|---|---|
| 基建項目 | – | 基建項目投資 |
| 物業投資 | – | 物業租賃，代理及管理 |
| 酒店營運 | – | 酒店營運及管理 |
| 餐館及食品經營 | – | 餐館營運及食品經營 |
| 建築 | – | 建築及項目管理 |

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

## 3. 營業額及分部資料（續）

本集團各業務之分析如下：

### 分部收入

| (港幣千元) | 截至二零零一年十二月三十一日止六個月 對外 | 集團分部間之收入 | 營業額 | 截至二零零二年十二月三十一日止六個月 對外 | 集團分部間之收入 | 營業額 |
|---|---|---|---|---|---|---|
| 基建項目 | 177,588 | – | 177,588 | 36,434 | – | 36,434 |
| 物業投資 | 177,529 | 13,883 | 191,412 | 167,117 | 10,696 | 177,813 |
| 酒店營運 | 66,809 | – | 66,809 | 70,098 | 166 | 70,264 |
| 餐館及食品經營 | 61,003 | – | 61,003 | 60,836 | 509 | 61,345 |
| 建築 | 123,920 | – | 123,920 | 112,065 | 4,016 | 116,081 |
| 其他業務 | 20,294 | – | 20,294 | – | – | – |
| 扣除 | – | (13,883) | (13,883) | – | (15,387) | (15,387) |
| 分部收入 | 627,143 | – | 627,143 | 446,550 | – | 446,550 |

集團分部間之收入的價格是由管理層參考市場價格釐定。

### 分部業績

| (港幣千元) | 截至二零零一年十二月三十一日止六個月 本公司及附屬公司 | 共同控制個體 | 聯營公司 | 總額 | 截至二零零二年十二月三十一日止六個月 本公司及附屬公司 | 共同控制個體 | 聯營公司 | 總額 |
|---|---|---|---|---|---|---|---|---|
| 基建項目 | 152,138 | 218,307 | – | 370,445 | (1,220) | 305,338 | – | 304,118 |
| 物業投資 | 121,065 | – | 2,016 | 123,081 | 102,931 | 6,915 | 2,290 | 112,136 |
| 酒店營運 | 8,150 | – | 6,917 | 15,067 | 13,725 | – | 7,628 | 21,353 |
| 餐館及食品經營 | 2,131 | – | – | 2,131 | 2,109 | – | – | 2,109 |
| 建築 | 7,200 | – | 3,062 | 10,262 | (34,142) | – | (6) | (34,148) |
| 其他業務 | 11,968 | (2,873) | 11,688 | 20,783 | (4,508) | 8,874 | 2,805 | 7,171 |
| 來自營運之分部業績 | 302,652 | 215,434 | 23,683 | 541,769 | 78,895 | 321,127 | 12,717 | 412,739 |

| (港幣千元) | 截至十二月三十一日止六個月 2001 | 2002 |
|---|---|---|
| 分部業績 | 302,652 | 78,895 |
| 利息收入 | – | 66,464 |
| 未分配之企業費用 | (25,383) | (28,514) |
| 經營業務溢利 | 277,269 | 116,845 |
| 財務成本 | (337,982) | (232,866) |
| 應佔其業績 | | |
| 共同控制個體 | 215,434 | 321,127 |
| 聯營公司 | 23,683 | 12,717 |
| 日常業務除稅前溢利 | 178,404 | 217,823 |

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

### 3. 營業額及分部資料（續）

**地區之分部**

本集團之物業投資，酒店營運，餐館及食品經營及建築業務皆於香港運作。所有基建項目投資皆位於中華人民共和國廣東省。本集團營業額及貢獻按地區分佈分析如下：

| | 按地區分佈之營業額 截至十二月三十一日止六個月 | | 經營業務溢利之貢獻 截至十二月三十一日止六個月 | |
|---|---|---|---|---|
| （港幣千元） | 2001 | **2002** | 2001 | **2002** |
| 香港 | 434,407 | **409,207** | 103,592 | **61,652** |
| 中華人民共和國（中國）之其他地區 | 179,003 | **37,343** | 170,392 | **25,543** |
| 美國（存款投放） | – | **–** | – | **38,415** |
| 其他地區 | 13,733 | **–** | 3,285 | **(8,765)** |
| | 627,143 | **446,550** | 277,269 | **116,845** |

### 4. 其他營運收入

本期之其他營運收入包括銀行存款及應收貸款之利息約為港幣66,464,000元（二零零一年十二月三十一日止六個月：無）。

### 5. 財務成本

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| （港幣千元） | 2001 | **2002** |
| 利息 | | |
| 銀行貸款、透支及其他貸款 | 90,948 | **67,413** |
| 應付票據 | 223,574 | **111,900** |
| 應付保證金 | 11,699 | **–** |
| | 326,221 | **179,313** |
| 減：已撥作一基建項目成本 | (3,000) | **(3,000)** |
| | 323,221 | **176,313** |
| 其他財務成本 | | |
| 提早贖回票據之溢價 | – | **36,217** |
| 發行票據支出之攤銷 | 8,746 | **16,455** |
| 貸款安排費及有關費用 | 6,015 | **3,881** |
| | 14,761 | **56,553** |
| | 337,982 | **232,866** |

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

## 6. 折舊及攤銷

| (港幣千元) | 截至十二月三十一日止六個月 2001 | 2002 |
|---|---|---|
| 已於收益表中扣除 | | |
| 物業、機械及設備之折舊 | 3,604 | **4,068** |
| 攤銷 | | |
| 共同控制個體之投資成本 | 18,972 | **28,857** |
| 發行票據支出 | 8,746 | **16,455** |

## 7. 稅項

| (港幣千元) | 截至十二月三十一日止六個月 2001 | 2002 |
|---|---|---|
| 稅項已扣除下列各項： | | |
| 本公司及附屬公司 | | |
| 香港利得稅 | 616 | **7,280** |
| 其他地區稅項 | 359 | **688** |
| | 975 | **7,968** |
| 共同控制個體 | | |
| 其他地區稅項 | 3,591 | **6,517** |
| 遞延稅項 | – | **15,000** |
| | 3,591 | **21,517** |
| 聯營公司 | | |
| 香港利得稅 | 383 | **345** |
| 其他地區稅項 | 4,011 | **3,466** |
| | 4,394 | **3,811** |
| | 8,960 | **33,296** |

香港利得稅乃以本期估計之應課稅溢利按16%(二零零一年十二月三十一日止六個月：16%)計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

## 8. 股息

二零零二年六月三十日止財政年度之末期股息每普通股港幣7仙(二零零一年：港幣7仙)及特別股息每普通股港幣30仙(二零零一年：無)已於二零零二年十一月派發予股東。

董事局已議定二零零三年六月三十日止財政年度之中期股息為每普通股港幣7仙(二零零二年六月三十日止財政年度：港幣6仙)合共港幣61,319,000元(二零零二年六月三十日止財政年度：港幣52,559,000元)，並將派發予於二零零三年三月二十一日已登記於股東名冊上之股東。

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

### 9. 每股溢利

每股基本溢利乃根據本期淨溢利港幣178,461,000元（二零零一年十二月三十一日止六個月：港幣165,257,000元），並按期內已發行之875,982,121股（二零零一年十二月三十一日止六個月：875,982,121股）普通股計算。

本期之每股攤薄溢利並未列述，乃由於本公司所授出之認股權的行使價較期內之平均市場價格為高。本公司於二零零二年十二月三十一日止六個月內並無潛在攤薄普通股。

### 10. 共同控制個體權益

於往年度購入作為發展廣珠西線高速公路項目因經修訂計劃而超越現時需求之若干土地，本期內已出售予當地政府機構，以令本集團回收部份於該項目之投資成本，出售已收之人民幣296,000,000元已轉借予一共同控制個體，利息按年利率四厘計算。

### 11. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下：

| (港幣千元) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| 應收賬款賬齡 | | |
| 0－30天 | 67,223 | **36,303** |
| 31－60天 | 29,672 | **9,604** |
| 60天以上 | 7,670 | **6,261** |
| 出售一投資所得款項 | 20,159 | **103,593** |
| 應收保固金 | 33,928 | **21,023** |
| | 158,652 | **176,784** |

### 12. 遠期貸款

| (港幣千元) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| 無抵押之應付票據 | | |
| 本金 *(附註)* | 4,415,541 | **1,513,006** |
| 提早贖回票據之溢價預提 | 112,528 | **–** |
| 未攤銷發行票據支出 | (26,345) | **(9,890)** |
| 有抵押之銀行貸款 | 2,942,844 | **3,102,872** |
| 其他無抵押之貸款 | 46,880 | **47,239** |
| | 7,491,448 | **4,653,227** |
| 減：於一年內到期列於流動負債 | (3,291,393) | **(351,287)** |
| | 4,200,055 | **4,301,940** |

*附註：* 於期內，本集團提前贖回於2007年到期之無抵押票據，其剩餘之本金約為美金372,000,000元。於二零零二年十二月三十一日之應付票據為於2004年到期未償還本金約為美金194,000,000元之票據。

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

### 13. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

| (港幣千元) | 30.6.2002 | 31.12.2002 |
|---|---|---|
| 應付賬款到期日 | | |
| 0－30天 | 198,443 | **158,541** |
| 31－60天 | 174,682 | **59,475** |
| 60天以上 | 125,850 | **122,054** |
| 應付保固金 | 32,761 | **25,666** |
| 應付發展費用 *(附註)* | 693,218 | **681,072** |
| | 1,224,954 | **1,046,808** |

*附註：* 應付發展費用乃為集團之若干附屬公司就發展集團海外基建項目所產生之建築及廠房設備成本，該等項目發展現已終止。附屬公司已擱置支付該等已逾期之發展費用，尚待就現時磋商討回有關項目投資成本之結果。

### 14. 總資產減流動負債及流動負債淨值

本集團於二零零二年十二月三十一日之總資產減流動負債約為港幣18,158,000,000元（二零零二年六月三十日：港幣18,211,000,000元）。

本集團於二零零二年十二月三十一日之流動負債淨值約為港幣1,258,000,000元（二零零二年六月三十日：港幣877,000,000元）。

### 15. 資產抵押及一附屬公司之股份認購權

(a) 於結算日，本集團以一參予基建項目發展之共同控制個體之投資作為抵押，向銀團取得約港幣562,000,000元（二零零二年六月三十日：港幣607,000,000元）之貸款額。

(b) 本集團以賬面總值約港幣6,775,000,000元（二零零二年六月三十日：港幣6,772,000,000元）之若干物業、銀行存款及其他資產作為抵押，以取得本集團之其他信貸總額面值約為港幣3,017,000,000元（二零零二年六月三十日：港幣3,072,000,000元）。

(c) 就一項提供本集團之信貸安排，本集團已以象徵式代價，授予借款人一認購權，可購入一附屬公司達5%之權益，該附屬公司乃一投資控股公司，旗下之公司主要於中國經營業務。該股份認購權只可於該附屬公司成功上市時以公開認購之價格行使。

# 簡明財務報告表附註（續）
## 截至二零零二年十二月三十一日止六個月

### 16. 項目承擔及或然負債

(a) 一間於中國成立之共同控制個體將負責發展廣珠西線高速公路第一期項目，預計總發展費用約為人民幣1,680,000,000元，本集團承諾投入人民幣294,000,000元作為此共同控制個體之注冊資本，並已經於結算日全部投入（二零零二年六月三十日：人民幣134,000,000元）。

(b) 期內，本集團簽訂一份協議，以總代價人民幣201,000,000元購入位於中國之物業，於二零零二年十二月三十一日，已付或已入賬之金額約為人民幣123,000,000元。

除上述披露外，自二零零二年六月三十日，本集團之項目承擔及或然負債並未有重大變更。

# 財務摘要

- 淨溢利上升 8% 達港幣 178,000,000 元
- 合作公司之總路費收入上升 10% 達人民幣 1,400,000,000 元
- 每股溢利上升 8% 至港幣 20.4 仙
- 利息覆蓋率由 1.6 倍增加至 2.6 倍
- 中期股息每股港幣 7 仙

**Hopewell Holdings Limited**
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2865 6276
Web Page: www.hopewellholdings.com

**合和實業有限公司**
香港皇后大道東183號
合和中心64樓
電話：(852) 2528 4975
傳真：(852) 2865 6276
網址：www.hopewellholdings.com

# HOPEWELL HOLDINGS LIMITED
# (合和實業有限公司)

*(incorporated in Hong Kong under the Companies Ordinance)*

## GROUP RESULTS

For the six months ended 31st December, 2002, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| | Turnover | | Earnings before interest and tax | |
|---|---|---|---|---|
| | 2001 | **2002** | 2001 | **2002** |
| | *HK$ million* | ***HK$ million*** | *HK$ million* | ***HK$ million*** |
| Infrastructure project investment | | | | |
| – Operating | – | – | 192 | **267** |
| – Financing & other activities | 178 | **37** | 178 | **37** |
| Property letting, agency & management | 177 | **167** | 123 | **112** |
| Hotel operations, restaurant & catering | 128 | **131** | 17 | **23** |
| Construction & project management | 124 | **112** | 10 | **(34)** |
| Other activities | 20 | – | 21 | **74** |
| | 627 | **447** | 541 | **479** |
| Administrative expenses | | | (25) | **(28)** |
| Earnings before interest and tax *(Note)* | | | 516 | **451** |

| | Results | |
|---|---|---|
| | 2001 | **2002** |
| | *HK$ million* | ***HK$ million*** |
| Earnings before interest and tax | 516 | **451** |
| Finance costs | (338) | **(233)** |
| Taxation | (9) | **(34)** |
| Minority interests | (4) | **(6)** |
| Net profit | 165 | **178** |

| | 2001 | **2002** |
|---|---|---|
| | *HK cents* | ***HK cents*** |
| Earnings per share | 18.9 | **20.4** |

*Note:* Earnings before interest and tax is a) the sum of profit from operations of HK$117 million (2001: HK$277 million); and b) the share of results of jointly controlled entities and associates totalling HK$334 million (2001: HK$239 million)

The Group's turnover for the six months ended 31st December, 2002 decreased by 29% from HK$627 million to HK$447 million when compared to the same period of last year. Since the equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Total gross turnover of the Joint Ventures amounted to RMB1,400 million for the six months ended 31st December, 2002, representing a 10% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") decreased by 13% from HK$516 million to HK$451 million compared to the same period of last year largely due to a decrease of HK$137 million interest income to the Group after the repayment during 2002 of a substantial amount of the advances made by the Group to one of the joint ventures operating in the PRC. Proceeds received were applied to effect defeasance and repayment of the Group's fixed rate unsecured Notes due 2004 and 2007. Under the equity accounting method, the Group's attributable share of results from the Joint Ventures are reflected in the Group's results. This amount increased by 40% from HK$218 million to HK$305 million for the periods compared.

The Group reported an unaudited net profit of HK$178 million, an 8% increase compared with HK$165 million of the last corresponding period. Lower finance costs (HK$233 million compared to HK$338 million) due to the lower interest rate environment and the redemption of the Group's unsecured Notes due 2007, partially-offset by a one-off charge related to the redemption cost of such Notes (HK$44 million), contributed to this increase.

## INTERIM DIVIDEND AND CLOSE OF REGISTER

The Board of Directors has resolved to pay an interim dividend of HK7 cent(s) (2002: HK6 cents) in respect of the financial year ending 30th June, 2003 per ordinary share. The dividend will be paid on or about 27th March, 2003 to those shareholders as registered at the close of business on 21st March, 2003. The register of members of the Company will be closed from 18th March, 2003 to 21st March, 2003 both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 17th March, 2003.

## BUSINESS REVIEW

### Infrastructure

The Group has invested in five toll road projects in the Pearl River Delta region of the Guangdong Province, four of which are in operation.

The infrastructure business continued to register traffic and revenue growth largely due to the consistently rapid growth in the Pearl River Delta region. As seen in the table below, for the periods between July to December 2001 and July to December 2002, the toll revenue of all the operating projects increased by 10% and EBIT increased by 7%.

Share of results of Joint Ventures represented 68% (2001: 42%) of the Group's EBIT for the current period while interest income from Joint Ventures represented 7% (2001: 33%) of the Group's EBIT due to the repayment during 2002 of a substantial amount of advances made by the Group to one of the Joint Ventures.

The combined Joint Ventures' toll revenue and EBIT were as follows:

| | Jul-Dec 01<br>*RMB million* | **Jul-Dec 02**<br>***RMB million*** |
|---|---|---|
| Toll revenue | 1,276 | **1,400** |
| EBIT | 919 | **986** |

**Guangzhou-Shenzhen Superhighway (GS Superhighway)**

| | Jul-Dec 01 | **Jul-Dec 02** |
|---|---|---|
| Average daily traffic (vehicles) | 121,000 | **148,000** |
| Toll revenue *(RMB million)* | 955 | **1,036** |

The GS Superhighway is the principal expressway linking the three major cities of Guangzhou, Dongguan and Shenzhen. During the review period, the average daily traffic flow reached 148,000 vehicles, an increase of 22% compared to the last corresponding period while toll revenue increased by 9% to RMB1,036 million.

The increase in traffic growth was largely due to the consistently rapid growth in the Guangdong Province. As GDP for the province has been increasing, so has the flow of passenger and goods vehicles in the region. The Group believes that due to these factors, traffic will continue to increase on this key superhighway.

In order to facilitate the growth in traffic, the joint venture company will widen a 3km stretch of the GS Superhighway from Huangtian to Hezhou to dual four-lane and has been adding additional toll lanes.

Providing an efficient, safe and comfortable driving environment remains a top priority to the Group. A 38km stretch of the main alignment of the GS Superhighway is now substantially resurfaced.

**Guangzhou East-South-West Ring Road (ESW Ring Road)**

| | Jul-Dec 01 | **Jul-Dec 02** |
|---|---|---|
| Average daily traffic (vehicles) | 33,000 | **39,000** |
| Toll revenue *(RMB million)* | 87 | **108** |

The ESW Ring Road is an expressway surrounding the downtown of Guangzhou. During the past six months, the average daily traffic reached 39,000 vehicles, an increase of 18% over the last corresponding period. Toll revenue grew by 24% to RMB108 million.

Regulations implemented to i) restrict goods vehicles from entering Guangzhou at certain times; and ii) impose a fee for non-Guangzhou vehicles for entering Guangzhou have contributed to increased traffic on the ESW Ring Road.

**Shunde Roads**

| | Jul-Dec 01 | **Jul-Dec 02** |
|---|---|---|
| Average daily traffic (vehicles) | 103,000 | **111,000** |
| Toll revenue *(RMB million)* | 144 | **157** |

The Shunde Roads is a core road network in Shunde municipality. In the review period, the average daily traffic flow of the Shunde Roads reached 111,000 vehicles, an increase of 8% compared to the same period of last year. Toll revenue increased by 9% to reach RMB157 million.

**Shunde 105 Road**

| | Jul-Dec 01 | **Jul-Dec 02** |
|---|---|---|
| Average daily traffic (vehicles) | 102,000 | **111,000** |
| Toll revenue *(RMB million)* | 90 | **99** |

Shunde 105 Road is another major route in Shunde municipality. The average daily traffic of the Shunde 105 Road reached 111,000 vehicles for the six months ended 31st December, 2002, an increase of 9% over the same period of last year. Toll revenue increased 10% to RMB99 million. The Zhongshan section of National Trunk 105 is currently being widened to become a dual-three lane highway. This improved through-traffic is expected to generate more traffic to the Shunde 105 Road.

## Guangzhou-Zhuhai West Superhighway Phase I

The Guangzhou-Zhuhai West Superhighway Phase I will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between Guangzhou and Shunde. The route will start from the Hainan interchange of the ESW Ring Road in Guangzhou and will pass through Nanhai and Shunde. The project cost for Phase I is estimated to be RMB1,680 million, which is largely funded by Renminbi project financing and the Group owns a 50% interest in this project. Construction work on this phase during the period is on schedule and is expected to be completed and open for traffic in 2004.

## Property

Amid the weak economic environment and ample supply of office space in Hong Kong, the commercial leasing market experienced considerable pressure. Under these weak market conditions, Hopewell Centre's average occupancy rate fell to 91%, a decrease of 4% over the six-month comparable period of last year, with the shopping arcade 99% leased. The average rental rate, however, improved slightly.

Hongkong International Trade and Exhibition Centre (HITEC) recorded an average occupancy rate of 65%, a decline of 2% compared to the same period of last year. Following the approval by Town Planning Board of the change of use of the building, the Group is in discussion with East Kowloon District Land Office on the terms of the lease modification relating to the usage for commercial purposes. The procedures are expected to be completed and the lease modified by early 2004.

During the period from July to December 2002, the property business accounted for 25% of the Group's earnings before interest and tax.

## Hospitality

The Group's Hospitality division benefited from the increase in visitors from the mainland. As a result, Panda Hotel registered better performance in room rentals with an average occupancy rate of 83%, an increase of 9% compared to last year. The average room rate increased compared to the period before.

The average occupancy rate of China Hotel was 81%, an increase of 6% as compared to the same period of last year.

The food and beverage business operated under a weak consumption market. Since the Group has been very active in controlling the operational overheads and service quality, the division was able to make a slight profit during the period.

The division accounted for 5% of the Group's earnings before interest and tax.

## Construction

The Group is currently undertaking a sub-contract for the construction of a 55-storey office block in Mongkok employing the 'slip-climbform' building method. During the period, the Group was also awarded a sub-contract for an office tower project in Kwun Tong, again using the 'slip-climbform' construction method.

Construction works of the several government school projects were completed during the review period. Due to subcontractors' default, additional costs were incurred to complete the project, resulting in a loss. The Group has provided for this loss in full.

## Others

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Progress has been made with the relevant parties responsible for Tanjung Jati B Power Station on the negotiation to reach a resolution to dispose of the project and recoup part of the Group's investment.

## FINANCIAL REVIEW

The Group's financial position remains strong, with a large capital base and low debt leverage. At 31st December, 2002, the Group's total shareholders' funds was HK$13,650 million, after taking into account the HK$324 million cash distribution to shareholders including a special dividend declared in 2002.

On 15th August, 2002, the Group redeemed in advance its US dollar denominated unsecured Notes due 2007 of US$372 million bearing a fixed interest rate of $10\frac{1}{4}\%$. In addition, the Group also repaid, by way of covenant defeasance, US dollar denominated unsecured Notes due 2004 of US$194 million bearing a fixed interest rate of $9\frac{7}{8}\%$ per annum. As a result, the Group's borrowings, excluding Notes due 2004, was HK$3,507 million on 31st December, 2002.

Apart from the Notes due 2004, the majority of the Group's borrowings carry interest at floating rates and are denominated in Hong Kong Dollars.

The Group has sufficient financial resources to fund its operations and present investment projects. On 31st December, 2002, the Group's net debt was HK$3,328 million. The majority of the banking facilities of the Group were secured by mortgages over the Group's investment properties, bank deposits and other assets with an aggregate carrying value of HK$6,775 million.

The Group's capitalization structure is shown as follows:

| | At 30th June, 2002<br>*HK$ million* | **At 31st December, 2002**<br>***HK$ million*** |
|---|---|---|
| Equity | 13,794 | **13,650** |
| Total net debt | 2,950 | **3,328** |
| Total capitalization | 21,304 | **18,670** |
| Total net debt vs. total capitalization | 14% | **18%** |
| Total net debt vs equity | 21% | **24%** |

The maturity profile of the Group's borrowings at 31st December, 2002 as compared with that at 30th June, 2002 is shown as follows:

| **Including Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| 30th June, 2002 | 44% | 5% | 44% | 7% |
| 31st December, 2002 | 14% | 42% | 34% | 10% |

| **Excluding Notes** | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| 30th June, 2002 | 13% | 13% | 58% | 16% |
| 31st December, 2002 | 20% | 17% | 49% | 14% |

Resultant debt (net debt after setting off interest bearing loans provided by the Group) was HK$788 million, representing 6% of equity.

The Group continues to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilties, the Group has adequate financial resources to fund its investment projects.

## PROSPECTS

With the continued economic growth in China (in particular the Pearl River Delta region) and the further integration of Hong Kong and Guangdong Province, the Group expects continuous growth in traffic in the infrastructure division.

The Guangdong provincial government has proposed to implement uniform toll rate multipliers for expressways throughout the Guangdong province by mid-2006. The Group is currently in discussion with the relevant parties on the implementation of this change.

With respect to its property business, the Group has submitted Town Planning application regarding a hotel and residential development project located next to Hopewell Centre. The Group is also currently planning commercial, residential and industrial property projects in Hong Kong and the PRC.

The Group's hotel business will continue to target mainland tourists and expects to benefit from the recent 24-hour cross border policy at Huanggang.

The Group will continue to seek opportunities in strengthening its financial position as well as exploring and capitalizing on new business opportunities (for example, logistics and other businesses) as they arise and are aligned with the Group's focus.

## CONDENSED CONSOLIDATED INCOME STATEMENT

*For the six months ended 31st December, 2002*

| | | Six months ended | |
|---|---|---|---|
| | *NOTES* | 31.12.2001 (unaudited) *HK$'000* | **31.12.2002 (unaudited) *HK$'000*** |
| Turnover | *3* | 627,143 | **446,550** |
| Cost of sales and services | | (253,537) | **(288,182)** |
| | | 373,606 | **158,368** |
| Other operating income | *4* | 6,221 | **71,714** |
| Selling and distribution costs | | (8,160) | **(13,426)** |
| Administrative expenses | | (67,008) | **(69,895)** |
| Other operating expenses | | (27,390) | **(29,916)** |
| Profit from operations | | 277,269 | **116,845** |
| Finance costs | *5* | (337,982) | **(232,866)** |
| Share of results of | | | |
| Jointly controlled entities | | 215,434 | **321,127** |
| Associates | | 23,683 | **12,717** |
| Profit from ordinary activities before taxation | | 178,404 | **217,823** |
| Taxation | *7* | (8,960) | **(33,296)** |
| Profit before minority interests | | 169,444 | **184,527** |
| Minority interests | | (4,187) | **(6,066)** |
| Net profit for the period | | 165,257 | **178,461** |
| Dividend | *8* | 52,559 | **61,319** |

| | Notes | HK cents | HK cents |
|---|---|---|---|
| Earnings per share | 9 | | |
| Basic | | 18.9 | **20.4** |

*Notes:*

## 1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

## 2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities. The accounting policies are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2002, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised SSAPs issued by the HKSA:

| | |
|---|---|
| SSAP 1 (Revised) | Presentation of Financial Statements |
| SSAP 11 (Revised) | Foreign Currency Translation |
| SSAP 15 (Revised) | Cash Flow Statements |
| SSAP 34 | Employee Benefits |

The adoption of these SSAPs has resulted in the introduction of the statement of changes in equity and a change in the format of presentation of the cash flow statement but has had no significant effect on the results for the current or prior accounting periods.

Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under cash flows from returns on investments and servicing of finance, are classified under either operating, investing or financing activities. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. The comparative figures have been reclassified to conform with the current period's presentation.

Apart from aforementioned, no further adjustments relating to prior periods have been required as a result of the adoption of the new and revised SSAPs.

## 3. TURNOVER AND SEGMENTS

**Business Segments**

The businesses based upon which the Group reports its primary segment information are as follows:

| | | |
|---|---|---|
| Infrastructure projects | – | investments in infrastructure projects |
| Property investment | – | property letting, agency and management |
| Hotel operations | – | hotel operations and management |
| Restaurant and catering | – | restaurant operations and food catering |
| Construction | – | construction and project management |

Segment information about these businesses is presented below.

*Segment revenue*

| | Six months ended 31.12.2001 | | | **Six months ended 31.12.2002** | | |
|---|---|---|---|---|---|---|
| | External | Inter-segment | Consolidated | **External** | **Inter-segment** | **Consolidated** |
| | *HK$'000* | *HK$'000* | *HK$'000* | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** |
| Infrastructure projects | 177,588 | – | 177,588 | **36,434** | **–** | **36,434** |
| Property investment | 177,529 | 13,883 | 191,412 | **167,117** | **10,696** | **177,813** |
| Hotel operations | 66,809 | – | 66,809 | **70,098** | **166** | **70,264** |
| Restaurant and catering | 61,003 | – | 61,003 | **60,836** | **509** | **61,345** |
| Construction | 123,920 | – | 123,920 | **112,065** | **4,016** | **116,081** |
| Other operations | 20,294 | – | 20,294 | **–** | **–** | **–** |
| Eliminations | – | (13,883) | (13,883) | **–** | **(15,387)** | **(15,387)** |
| Segment revenue | 627,143 | – | 627,143 | **446,550** | **–** | **446,550** |

Inter-segment revenue was charged at prices determined by management with reference to market prices.

*Segment results*

| | Six months ended 31.12.2001 | | | | **Six months ended 31.12.2002** | | | |
|---|---|---|---|---|---|---|---|---|
| | Company and subsidiaries | Jointly controlled entities | Associates | Total | **Company and subsidiaries** | **Jointly controlled entities** | **Associates** | **Total** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** | ***HK$'000*** |
| Infrastructure projects | 152,138 | 218,307 | – | 370,445 | **(1,220)** | **305,338** | **–** | **304,118** |
| Property investment | 121,065 | – | 2,016 | 123,081 | **102,931** | **6,915** | **2,290** | **112,136** |
| Hotel operations | 8,150 | – | 6,917 | 15,067 | **13,725** | **–** | **7,628** | **21,353** |
| Restaurant and catering | 2,131 | – | – | 2,131 | **2,109** | **–** | **–** | **2,109** |
| Construction | 7,200 | – | 3,062 | 10,262 | **(34,142)** | **–** | **(6)** | **(34,148)** |
| Other operations | 11,968 | (2,873) | 11,688 | 20,783 | **(4,508)** | **8,874** | **2,805** | **7,171** |
| Segment results from operations | 302,652 | 215,434 | 23,683 | 541,769 | **78,895** | **321,127** | **12,717** | **412,739** |

| | Six months ended 31.12.2001 | **Six months ended 31.12.2002** |
|---|---|---|
| | *HK$'000* | ***HK$'000*** |
| Segment results | 302,652 | **78,895** |
| Interest income | – | **66,464** |
| Unallocated corporate expenses | (25,383) | **(28,514)** |
| Profit from operations | 277,269 | **116,845** |
| Finance costs | (337,982) | **(232,866)** |
| Share of results of | | |
| Jointly controlled entities | 215,434 | **321,127** |
| Associates | 23,683 | **12,717** |
| Profit from ordinary activities before taxation | 178,404 | **217,823** |

**Geographical Segments**

The Group's property investment, hotel operations, restaurant and catering, and construction activities are carried out in Hong Kong. All of the Group's infrastructure project investments are located in Guangdong Province of the People's Republic of China. The following table provides an analysis of the Group's turnover and contribution to profit from operations by geographical market:

| | Turnover by geographical market Six months ended | | Contribution to profit from operations Six months ended | |
|---|---|---|---|---|
| | 31.12.2001 | **31.12.2002** | 31.12.2001 | **31.12.2002** |
| | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** |
| Hong Kong | 434,407 | **409,207** | 103,592 | **61,652** |
| Other regions in the People's Republic of China ("the PRC") | 179,003 | **37,343** | 170,392 | **25,543** |
| United States of America (Placement of funds) | – | **–** | – | **38,415** |
| Other locations | 13,733 | **–** | 3,285 | **(8,765)** |
| | 627,143 | **446,550** | 277,269 | **116,845** |

4. OTHER OPERATING INCOME

Included in other operating income of the current period is interest from bank deposits and loans receivable amounted to approximately HK$66,464,000 (six months ended 31.12.2001: Nil).

5. FINANCE COSTS

| | Six months ended | |
|---|---|---|
| | 31.12.2001 | **31.12.2002** |
| | *HK$'000* | ***HK$'000*** |
| Interest on | | |
| Bank loans and overdrafts and other loans | 90,948 | **67,413** |
| Notes payable | 223,574 | **111,900** |
| Warranties payable | 11,699 | **–** |
| | 326,221 | **179,313** |
| Less: Amount capitalised on an infrastructure project | (3,000) | **(3,000)** |
| | 323,221 | **176,313** |
| Other finance costs | | |
| Premium on early redemption of notes | – | **36,217** |
| Note issue expenses amortised | 8,746 | **16,455** |
| Loan arrangement fees and related charges | 6,015 | **3,881** |
| | 14,761 | **56,553** |
| | 337,982 | **232,866** |

6. **DEPRECIATION AND AMORTISATION**

| | Six months ended | |
|---|---|---|
| | 31.12.2001 | **31.12.2002** |
| | *HK$'000* | ***HK$'000*** |
| Charged to income statement | | |
| Depreciation of property, plant and equipment | 3,604 | **4,068** |
| Amortisation of | | |
| Cost of investments in jointly controlled entities | 18,972 | **28,857** |
| Note issue expenses | 8,746 | **16,455** |

## 7. TAXATION

| | Six months ended | |
|---|---|---|
| | 31.12.2001 | **31.12.2002** |
| | *HK$'000* | ***HK$'000*** |
| The charge comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong Profits Tax | 616 | **7,280** |
| Taxation elsewhere | 359 | **688** |
| | 975 | **7,968** |
| Jointly controlled entities | | |
| Taxation elsewhere | 3,591 | **6,517** |
| Deferred taxation | – | **15,000** |
| | 3,591 | **21,517** |
| Associates | | |
| Hong Kong Profits Tax | 383 | **345** |
| Taxation elsewhere | 4,011 | **3,466** |
| | 4,394 | **3,811** |
| | 8,960 | **33,296** |

Provision for Hong Kong Profits Tax is calculated at the rate of 16% (six months ended 31.12.2001: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

## 8. DIVIDEND

A final dividend of HK7 cents (2001: HK7 cents) per ordinary share and a special dividend of HK30 cents (2001: Nil) per ordinary share for the financial year ended 30th June, 2002 were paid to shareholders in November 2002.

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2003 of HK7 cents (year ended 30.6.2002: HK6 cents) per ordinary share totalling HK$61,319,000 (year ended 30.6.2002: HK$52,559,000) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 21st March, 2003.

## 9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the period of HK$178,461,000 (six months ended 31.12.2001: HK$165,257,000) and on 875,982,121 (six months ended 31.12.2001: 875,982,121) ordinary shares in issue during the period.

Diluted earnings per share for the current period is not shown because the exercise price of the outstanding options to subscribe for shares in the Company was higher than the average market price for shares for the period. The Company had no dilutive potential ordinary shares outstanding during the six months ended 31st December, 2001.

## 10. CHARGES ON ASSETS AND CONTINGENT LIABILITIES

There have been no material changes in charges on assets and contingent liabilities since 30th June, 2002.

11. **PROJECT COMMITMENTS**

(a) The estimated development cost for Phase I of the Guangzhou-Zhuhai West Superhighway, which will be undertaken by a jointly controlled entity to be established in the PRC, is approximately RMB1,680 million. The Group has agreed to make contribution to the registered capital of the jointly controlled entity to the extent of RMB294 million which has been fully contributed up to 31st December, 2002 (30.6.2002: RMB134 million).

(b) During the period, the Group entered into an agreement for the acquisition of properties in the PRC at an aggregate consideration of approximately RMB201 million, of which approximately RMB123 million had been paid or accounted for by the Group up to 31st December, 2002.

Except as disclosed above, there have been no material changes in project commitments since 30th June, 2002.

## ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## CHANGES OF DIRECTORS

Mr. Victor Tzar Kuoi LI retired as a Director of the Company at the Annual General Meeting held on 17th October, 2002. With effect from 6th November, 2002, Mr. Albert Kam Yin YEUNG was appointed an Executive Director of the Company.

The Board would like to express appreciation to Mr. LI for his valuable contribution to the Company and to welcome Mr. YEUNG for joining the Board.

## PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

## EMPLOYEES

There were approximately 1,126 employees in the Company and its subsidiaries as at 31st December, 2002. The Company continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an ongoing basis throughout the Company and its subsidiaries. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

## PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE'S") WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By Order of the Board
**Sir Gordon Ying Sheung WU,** KCMG, FICE
*Chairman*

Hong Kong, 27th February, 2003

"Please also refer to the published version of this announcement in the South China Morning Post"

(46)

# Listed Companies Information

HOPEWELL HOLD<00054> - Results Announcement (Summary) (Revised)

Hopewell Holdings Limited announced on 27/2/2003:
(stock code: 00054 )
Year end date: 30/6/2003
Currency: HKD
Auditors' Report: N/A
Review of Interim Report by: Both Audit Committee and Auditors

| | Note | (Unaudited ) Current Period from 1/7/2002 to 31/12/2002 ('000 ) | (Unaudited ) Last Corresponding Period from 1/7/2001 to 31/12/2001 ('000 ) |
|---|---|---|---|
| Turnover | : | 446,550 | 627,143 |
| Profit/(Loss) from Operations | : | 116,845 | 277,269 |
| Finance cost | : | (232,866) | (337,982) |
| Share of Profit/(Loss) of Associates | : | 12,717 | 23,683 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | 321,127 | 215,434 |
| Profit/(Loss) after Tax & MI | : | 178,461 | 165,257 |
| % Change over Last Period | : | +8 % | |
| EPS/(LPS)-Basic (in dollars) | : | 0.204 | 0.189 |
| -Diluted (in dollars) | : | N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : | N/A | N/A |
| Profit/(Loss) after ETD Items | : | 178,461 | 165,257 |
| Interim Dividend per Share | : | 7 cents | 6 cents |
| (Specify if with other options) | : | N/A | N/A |
| B/C Dates for Interim Dividend | : | 18/3/2003 | to 21/3/2003 bdi. |
| Payable Date | : | 27/3/2003 | |
| B/C Dates for (-) General Meeting | : | N/A | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remark:

The calculation of the basic earnings per share is based on the net profit for the period of HK$178,461,000 (six months ended 31.12.2001: HK$165,257,000) and on 875,982,121 (six months ended 31.12.2001: 875,982,121) ordinary shares in issue during the period.

Diluted earnings per share for the current period is not shown because the exercise price of the outstanding options to subscribe for shares in the Company was higher than the average market price for shares for the period. The Company had no dilutive potential ordinary shares outstanding during the six months ended 31st December, 2001.

For Immediate Release 27th February, 2003

# HOPEWELL ANNOUNCES INTERIM PROFIT OF HK$178 MILLION

- **Earnings before interest and tax was HK$451 million**
- **Net profit increased 8% to HK$178 million**
- **Earnings per share was HK20.4 cents**
- **Interim dividend of HK7cents per share**

Hopewell Holdings Limited today (27th February, 2003) announced an unaudited net profit of HK$178 million for the six months ended 31st December, 2002 increased by 8% over the same period last year. Lower finance costs due to the lower interest rate environment and the redemption of the Group's unsecured Notes due 2007, partially offset by a one-off charge related to the redemption cost of such Notes, contributed to this increase.

Earnings before interest and tax decreased by 13% to HK$451 million, largely due to the repayment during 2002 of a substantial amount of the advances made by the Group to one of the joint ventures operating in the PRC. Earnings per share was HK20.4 cents (2002: HK18.9 cents).

The Board of Directors has declared an interim dividend of HK7cents per share.

Among the Group's core businesses, the infrastructure division continued to be the key contributor. Share of results of Joint Ventures represented 68% of the Group's EBIT during the review period. "The infrastructure business registered traffic and revenue growth largely due to the consistently rapid growth in the Pearl River Delta region." Sir Gordon Wu, Chairman of Hopewell said.

For the six months of July to December, 2002, all the four operating toll roads achieved growth in traffic flow and toll revenue. The average daily traffic of the Guangzhou-Shenzhen Superhighway reached 148,000 vehicles, an increase of 22% over last year, while toll revenue increased by 9% to RMB1,036 million. The Guangzhou East-South-West Ring Road recorded an average daily traffic of 39,000 vehicles and toll revenue of RMB108 million. The Shunde Roads and the Shunde 105 Road registered traffic growth of 8% and

9% respectively to 111,000 vehicles while toll revenue increased by 10% to RMB157 million and RMB99 million respectively.

Amid the weak economic environment and ample supply of office space in Hong Kong, the commercial leasing market experienced considerable pressure. Hopewell Centre experienced a drop in its average occupancy rate to 91% as compared to 95% during the review period while that of Hongkong International Trade and Exhibition Centre was 65%, a decline of 2%.

The Group's hospitality division benefited from the increase of mainland visitors. As a result, Panda Hotel registered better performance in room rentals with an average occupancy rate of 83%, an increase of 9% compared to last year. The average room rate increased compared to the period before.

"Looking ahead, while the Group expects continued traffic growth in its infrastructure division as a result of the continued growth in the Pearl River Delta region and the further integration of Hong Kong and Guangzhou, the Group will also plan ahead for property development projects in Hong Kong and the PRC," said Sir Gordon. "The Group will continue to seek opportunities in strengthening its financial position as well as exploring and capitalizing on new business opportunities as they arise that are aligned with the Group's focus."

- END -

For enquiries, please contact Ms Karen Ho of Corporate Affairs Department at (Tel) (852) 2528-4975 or by fax to (852) 2861-2068 or through email to ir@hopewellholdings.com

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

(48)

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大厦三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大厦九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 8 FEB 2003

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
10 FEB 2003
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st January, 2003 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st January, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 8 FEB 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ________ |
| 4. | Warrants : | | | please specify: ________ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ______________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______________<br>Subscription price HK$ ______<br><br>2. ______________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

(48)

Your Ref.:

- 9 JAN 2003

Our Ref.: S/1023/78 PWH/am

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
10 JAN 2003
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st December, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client 175
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 9 JAN 2003

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: | |
| 3. | Other classes of shares | : | | please specify: | ________ |
| 4. | Warrants | : | | please specify: | ________ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ____________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br><br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ____ Convertible price: HK$ ____ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | N/A |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

(50)



**HOPEWELL HOLDINGS LIMITED**
**合和實業有限公司**
*(Incorporated in Hong Kong with limited liability)*

# ANNOUNCEMENT

The Company wishes to announce that our Chairman, Sir Gordon Ying Sheung WU has sold 12 million shares of Hopewell Holdings Limited in the market on 31st December, 2002 to his son, Mr. Thomas Jefferson WU, Executive Director and Chief Operating Officer at a price of HK$5.10 per share. The transaction represents approximately 1.37% of the Company's total shares issued, reducing the shareholding of Sir Gordon Ying Sheung WU from 238,204,287 shares (27.19% of the issued share capital) before the disposal to 226,204,287 shares (25.82% of the issued share capital).

By Order of the Board
**Robert Van Jin NIEN**
*Executive Director*

Hong Kong, 2nd January, 2003

"Please also refer to the published version of this announcement in the South China Morning Post"

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


(51)

Your Ref.:

Our Ref.: S/1023/78 PWH/am

6 DEC 2002

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
7 DEC 2002
RECEIVED

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th November, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client / YS, pls check if in order & file me.
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th November, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 6 DEC 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ____ |
| 4. | Warrants : | | | please specify: ____ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ____________<br>Exercise price: HK$ ______ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br><br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES*<br>Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ____________<br>Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*lb1023/form1/am*

(5)

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

5 Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 17 | 10 | 2002 |

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

HK$467,000,000-*
*either incurred by Hopewell Holdings Limited in its own capacity or act as guarantor/ nominee for its subsidiaries.

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

27/11/2002 FF587766
CR No. : -028397-
Sh. Form : AR1L

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

| Class of Shares 股份類別 | | Authorised Share Capital 法定股本 — Total Nominal Value 總面值 | Issued Share Capital 已發行股本 — No. of Shares Issued 已發行股份數目 | Total Nominal Value of Shares Issued 已發行股份的總面值 | Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值(不包括溢價) |
|---|---|---|---|---|---|
| OS | HK$ | 3,000,000,000.00 | 875,982,121 | 2,189,955,302.50 | 2,189,955,302.50 |
| | | | | | |
| | | | | | |
| Total 總值 | | HK$3,000,000,000.00 | 875,982,121 | HK$2,189,955,302.50 | HK$2,189,955,302.50 |

OS – Ordinary Share

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

| Class of Shares 股份類別 | Change 變動情況 |
|---|---|
| | N/A |

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________.
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

| Date of Return 本申報表日期 | | |
|---|---|---|
| 17 | 10 | 2002 |
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

Company Number 公司編號: 28397



## 9 Secretary 秘書

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LEE 李 | Yip Wah Peter 業華 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 26th Floor, Jardine House, 1 Connaught Place, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A526823(3) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

## 10 Directors 董事

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WU 胡 | Ying Sheung Gordon 應湘 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| B144802(7) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

## 10 Directors 董事 (cont'd 續上頁)

**2 Name 姓名**

HO Ping Chang Eddie 何 炳章

Surname 姓氏 / Other names 名字

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 2B Hollywood Heights, No. 6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A683465(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☑ Alternate Director to 替代董事

WU Ying Sheung Gordon and KWOK Sau Ping

**3 Name 姓名**

LEE Hin Moh Henry 李 憲武

Surname 姓氏 / Other names 名字

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Block A, Flat 2002, Villa Lotto, 18 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A111785(0) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期

| 17 | 10 | 2002 |
|---|---|---|
| DD 日 | MM 月 | YYYY 年 |

# Annual Return (AR1)
周年申報表

Company Number 公司編號

28397



11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

| Register 登記冊 | Address 地址 |
|---|---|
| Members | Rooms 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong |

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

| 01 | 07 | 2001 | To 至 | 30 | 06 | 2002 |
|---|---|---|---|---|---|---|
| DD 日 | MM 月 | YYYY 年 | | DD 日 | MM 月 | YYYY 年 |

13 Certificate 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：( Robert Van Jih NIEN ) Date 日期： 26th November, 2002

Director 董事 / ~~Secretary 秘書~~

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 1 of 6)
續頁 B 第 1 頁 (共 6 頁)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 17 | 10 | 2002 |
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: 28397

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| NIEN 嚴 | Van-jin Robert 文俊 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 4/F., Antonia House, 10 Broom Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A688843(A) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WU 胡 | Man-guy 文佳 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 18/F., Block B, Unit 1, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D406828(A) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Companies Registry
公司註冊處

Continuation Sheet B (Sheet 2 of 6)
續頁 B 第 2 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 17 | 10 | 2002 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LOKE 陸 | Lai Chuen Linda 勵荃 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 2B Victoria Heights, 43A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| B657957(A) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| KWOK 郭 | Sau Ping 秀萍 |

| Alias (if any) 別名（如有的話） | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E257907(7) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 AR1
# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 3 of 6)
續頁 B 第 3 頁 (共 6 頁)

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 17 | 10 | 2002 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏: MIAO 繆
Other names 名字: Sai Kit Lawrence 世傑

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Unit 22, 4/F., Kellett Grove, No.7 Mount Kellett Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: P219811(1)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏: LUI 雷
Other names 名字: Yau-gay David 有基

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: B2-B3, 8th Floor, Garden Mansion, 150 Tai Hang Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A903522(5)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 4 of 6)
續頁 B 第 4 頁 (共 6 頁)

Companies Registry
公 司 註 冊 處

| Date of Return 本申報表日期 | | | Company Number 公司編號 |
|---|---|---|---|
| 17 | 10 | 2002 | 28397 |
| DD 日 | MM 月 | YYYY 年 | |

## Details of Directors (Section 10 of main form) 董事詳情 (表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WEIR | Colin Henry |

| Alias (if any) 別名 (如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 950/85 (18A), Royal River Place, Soi Jaroenthongsuk, RAMA III Road, Yannawa, Bangkok 10120, Thailand

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| K268105(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LEE | Ka Sze, Carmelo 李 嘉士 |

| Alias (if any) 別名 (如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: Unit A, 7th Floor, Broadview Villa, 20 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| E915380(6) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Form 表格 **AR1**

# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 5 of 6)
續頁 B 第 5 頁 (共 6 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 17 | 10 | 2002 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| WU 胡 | Thomas Jefferson 文新 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| K109741(5) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| KWOK 郭 | Chin Lai Josiah 展禮 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| N/A | N/A |

Address 地址: 5H, Bowen Road, 1/F., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A991123(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 **AR1**

# Annual Return
# 周年申報表

Continuation Sheet B (Sheet 6 of 6)
續頁 B 第 6 頁 (共 6 頁)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 17 | 10 | 2002 |
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: 28397

## Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

**1 Name 姓名**

| Surname 姓氏 | Other names 名字 |
|---|---|
| CHAN 陳 | Chi Hung 志鴻 |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| Alan | N/A |

Address 地址: Flat 808, Block 47, Heng Fa Chuen, Chaiwan, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D481960(9) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

**2 Name 姓名**

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

| Alias (if any) 別名(如有的話) | Previous Names 前用姓名 |
|---|---|
| | |

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

# Annual Return
# 周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

| 17 | 10 | 2002 |
|---|---|---|
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號

28397

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 OS

| Name 姓名 | Address 地址 | Shares 股份 | | | Remarks 備註 |
|---|---|---|---|---|---|
| | | Current Holding (Note 1) 現時持有量 (註 1) | Transferred 轉讓 (Note 2 註 2) | | |
| | | | Number 數目 | Date 日期 | |
| | (AS PER LIST OF HOLDERS OF ORDINARY SHARES ATTACHED) | | | | |
| | Total 總數 | 875,982,121 | | | |

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

30th June, 2002

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company | Paid up issued share capital | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % | Principal Activities |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong:* | | | | |
| 1. | Allway Gardens Management & Services Limited* | 2 shares of HK$10 each | - | 100 | Dormant |
| 2. | Art Way Limited | 10,000 shares of HK$1 each | 100 | - | Share investment |
| 3. | Banbury Investments Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 4. | Bayern Gourmet Food Company Limited | 3,000,000 shares of HK$1 each | - | 90 | Food production |
| 5. | Chee Shing Company Limited | 9,680 shares of HK$100 each | 100 | - | Provision of management services |
| 6. | Consolidated Construction Resources Limited | 2 shares of HK$1 each | - | 100 | Leasing of construction equipment, provision of construction support services and investment holding |
| 7. | Exgratia Company Limited | 2 shares of HK$1 each | 100 | - | Property investment |
| 8. | Fabquip Hong Kong Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 9. | Fungus Company Limited* | 2 shares of HK$1 each | 100 | - | Dormant |
| 10. | Goldhill Investments Limited | 2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each | - | 100 | Property investment |
| 11. | HH Finance Limited | 100,000 shares of HK$10 each | 100 | - | Loan financing |
| 12. | HH Nominees Limited | 2 shares of HK$1 each | 100 | - | Provision of nominee services |
| 13. | HH Secretarial Limited | 2 shares of HK$1 each | 100 | - | Provision of secretarial services |
| 14. | HOPEC Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Engineering design |
| 15. | Happy Gain Resources Limited | 2 shares of HK$1 each | - | 100 | Organizing events & activities |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company — Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 16. | Hopewell (Broadview Villa) Car Parks Management Limited | 2 shares of HK$1 each | - | 100 | Property management |
| 17. | Hopewell 102 Limited | 100 shares of HK$100 each | 100 | - | Dormant |
| 18. | Hopewell 104 Limited | 2 shares of HK$100 each | 100 | - | Dormant |
| 19. | Hopewell 106 Limited | 2 shares of HK$100 each | 100 | - | Investment holding |
| 20. | Hopewell 108 Limited | 1,000 shares of HK$100 each | - | 100 | Property investment |
| 21. | Hopewell 109 Limited | 100 shares of HK$100 each | 100 | - | Investment holding |
| 22. | Hopewell 110 Limited | 10,000 shares of HK$100 each | - | 100 | Property investment & development |
| 23. | Hopewell China Development (Superhighway) Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 97.5 | Investment in superhighway project |
| 24. | Hopewell China Development Limited | 1,000,000 shares of HK$1 each | 100 | - | Investment holding |
| 25. | Hopewell Construction Company, Limited | 200,000 shares of HK$100 each | - | 100 | Construction, project management and investment holding |
| 26. | Hopewell Credit Limited* | 57,000 shares of HK$100 each | 100 | - | Dormant |
| 27. | Hopewell Development Company Limited | 2 shares of HK$100 each | 100 | - | Share investment |
| 28. | Hopewell Engineering & Construction Limited | 2 shares of HK$100 each | 100 | - | Engineering, construction and investment holding |
| 29. | Hopewell Engineering Design Limited | 2 shares of HK$1 each | - | 100 | Investment holding |
| 30. | Hopewell Finance Limited | 2,695,002 shares of HK$10 each | 100 | - | Dormant |
| 31. | Hopewell Food Industries Limited | 1,000,000 shares of HK$1 each | - | 100 | Restaurant operation |
| 32. | Hopewell Guangzhou Ring Road (Hong Kong) Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Dormant |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company (cont'd) Directly % | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 33. | Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Investment in superhighway project |
| 34. | Hopewell Housing Limited | 30,000 shares of HK$100 each | 100 | - | Property agents and investment holding |
| 35. | Hopewell Huang Gang Development Limited (ii) | 2 shares of HK$1 each | - | 100 | Property investment |
| 36. | Hopewell Ma Chung Development (H.K.) Limited | 2 shares of HK$1 each | - | 100 | Dormant |
| 37. | Hopewell Property Management Company Limited | 2 shares of HK$100 each | 100 | - | Building management |
| 38. | Hopewell Shunde Roads Limited (ii) | 2 shares of HK$1 each | - | 100 | Investment in highway system project |
| 39. | Hopewell Slipform Engineering Limited | 2,000,000 shares of HK$1 each | - | 100 | Construction specialist Sub-contractor |
| 40. | Hopewell Tileman Limited | 10,000 shares of HK$1 each | - | 100 | Project management and consultant |
| 41. | Hopewell Xintang Development (H.K.) Limited | 2 shares of HK$1 each | 100 | - | Dormant |
| 42. | International Trademart Company Limited | 2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each | - | 100 | Property investment and operation of a trademart |
| 43. | IT Catering and Services Limited | 2 shares of HK$1 each | - | 100 | Restaurants operations |
| 44. | Joyful Year Limited* | 10,000 shares of HK$1 each | 100 | - | Investment holding |
| 45. | Kanetalho Properties Limited* | 1,260,000 shares of HK$100 each | 100 | - | Property investment and investment holding |
| 46. | Kowloon Panda Hotel Limited | 2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each | - | 100 | Hotel ownership and operations |
| 47. | Lok Foo Company Limited | 52,000 shares of HK$100 each | 100 | - | Investment holding |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company (cont'd) Directly % | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Hong Kong: (cont'd)* | | | | |
| 48. | Mega Hotels Management Limited | 3,000,000 shares of HK$1 each | 100 | - | Hotel management and investment holding |
| 49. | Newpac (Hong Kong) Limited (formerly Hopewell Power (China) Limited) | 1,000,000 shares of HK$1 each | - | 100 | Dormant |
| 50. | Onway Company, Limited | 10,000 shares of HK$100 each | 100 | - | Dormant |
| 51. | Parkgate Enterprises Limited | 10,000 shares of HK$10 each | - | 100 | Property investment |
| 52. | Primory Company Limited | 2 shares of HK$1 each | - | 100 | Property investment |
| 53. | Singway Company, Limited* | 150,000 shares of HK$100 each | 100 | - | Dormant |
| 54. | Sky Hover Investment Limited | 2 shares of HK$1 each | 100 | - | Organiser of functions and events |
| 55. | Slipform Engineering Limited (i) | 1,000,001 shares of HK$1 each | - | 100 | Construction, project consultant, property investment and investment holding |
| 56. | Suffield Company Limited* | 10,000 shares of HK$1 each | 100 | - | Investment holding |
| 57. | Tanjung Jati Slipform Construction Limited△ | 2 shares of HK$1 each | - | 100 | Dormant |
| 58. | Tileman Asia (Hong Kong) Limited | 50,000 shares of HK$1 each | - | 100 | Dormant |
| 59. | Truedale Company Limited* | 66,200,000 shares of HK$1 each | 100 | - | Dormant |
| 60. | Valeside Investments Limited | 1,000 shares of HK$10 each | 100 | - | Dormant |
| 61. | Wenshan Holdings Limited* | 10,000 shares of HK$10 each | 100 | - | Investment holding |
| 62. | Wetherall Investments Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | - | 100 | Property investment and investment holding |
| 63. | Ying Tat Estates Limited | 2 shares of HK$1 each | 100 | - | Investment holding |
| 64. | Yuba Company Limited | 10,000 shares of HK$1 each | - | 100 | Property investment |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % (cont'd) | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands:* | | | | |
| 65. | Acewise Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 66. | Anber Investments Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 67. | Beecroft International Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 68. | Boro Investment Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 69. | Dover Hills Investments Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 70. | EAC Holdings (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 71. | Fan Wai Properties Limited | 1 share of US$1 each | - | 100 | Loan financing |
| 72. | Fastwin Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 73. | Forbes Resources Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 74. | Frederique Securities Limited | 1 share of US$1 each | - | 100 | Dormant |
| 75. | Goldhill Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 76. | Goldvista Properties Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 77. | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | 20,000 shares of US$1 each | - | 97.5 | Investment holding |
| 78. | Hofine Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 79. | Hopewell Assets (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 80. | Hopewell Engineering & Construction (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 81. | Hopewell Guangzhou Ring Road Limited (ii) | 1 share of US$1 each | - | 100 | Investment in highway system project |
| 82. | Hopewell Hitec (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 83. | Hopewell Huang Gang Development (B.V.I.) Limited | 2 shares of US$1 each | - | 100 | Investment holding |
| 84. | Hopewell Humen Development Limited | 2 shares of US$1 each | - | 100 | Dormant |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company (cont'd) Directly % | Indirectly % | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 85. | Hopewell International Limited | 1 share of US$1 each | - | 100 | Project finance |
| 86. | Hopewell Ma Chung Development Limited | 2 shares of US$1 each | - | 100 | Property development |
| 87. | Hopewell Properties (B.V.I.) Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 88. | Hopewell Shunde Highway 105 Limited | 2 shares of US$1 each | - | 100 | Investment holding |
| 89. | Hopewell Xintang Development Limited | 2 shares of US$1 each | 100 | - | Property development |
| 90. | Indonesia Tileman (BVI) Limited | 1 share of US$1 each | - | 100 | Project management |
| 91. | Indonesia Tileman Nominee (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 92. | Kammer Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 93. | Kanematsu Power (South China) Co. Limited | 10,000 shares of US$1 each | - | 83.34 | Investment in power station project |
| 94. | Kowloon Panda Hotel (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 95. | Mega Hotels International Limited | 1 share of US$1 each | - | 90 | Hotel management |
| 96. | Most Top Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 97. | Newpac Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 98. | Nomusa Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 99. | Orchard Resources Limited | 1 share of US$1 each | 100 | - | Property development |
| 100. | Perfect Joy Limited | 1 share of US$1 each | 100 | - | Property investment and development |
| 101. | Primax Investment Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 102. | Procelain Properties Ltd. (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 103. | Singway (B.V.I.) Company Limited (iii) | 1 share of US$1 each | - | 100 | Property investment |
| 104. | Supreme Choice Investments Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 105. | Tanjung Jati Construction (BVI) Limited | 1 share of US$1 each | - | 100 | Civil construction and engineering services |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in the British Virgin Islands: (cont'd)* | | | | |
| 106. | Tanjung Jati Holding (BVI) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 107. | Tanjung Jati Slipform (BVI) Limited | 1 share of US$1 each | - | 100 | Dormant |
| 108. | Tubanan Power Limited | 100 shares of US$1 each | - | 100 | Investment holding |
| 109. | Tuxhouse Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 110. | Venlint Holdings Limited | 1 share of US$1 each | 100 | - | Investment holding |
| 111. | Vibo Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 112. | Wetherall Investments (B.V.I.) Limited | 1 share of US$1 each | - | 100 | Investment holding |
| 113. | Wilberforce International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 114. | Yager International Limited | 20,000 shares of US$1 each | - | 100 | Investment holding |
| 115. | Yee Shing International Limited (i) | 1 share of US$1 each | - | 100 | Treasury investment |
| | *Incorporated in Thailand:* | | | | |
| 116. | Hopewell (Thailand) Limited | 1,500,000,000 shares of Baht10 each | 100 | - | Investment in an elevated road and train system |
| | *Incorporated in Labuan, Malaysia:* | | | | |
| 117. | East Asia Capital (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 118. | Indonesia Project Management (L) Ltd. | 1 share of US$1 each | - | 100 | Loan financing |
| 119. | Indonesia Slipform (L) Ltd. | 1 share of US$1 each | - | 100 | Civil construction and engineering services |
| 120. | Indonesia Slipform Holding (L) Ltd. | 1 share of US$1 each | - | 100 | Investment holding |
| 121. | Indonesia Tileman (L) Ltd. | 1 share of US$1 each | - | 100 | Project management |
| 122. | Indonesia Tileman Holding (L) Ltd | 1 share of US$1 each | - | 100 | Dormant |
| 123. | Power Project Services (L) Ltd. | 1 share of US$1 each | - | 100 | Project management |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company Directly % | Indirectly % (cont'd) | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | *Incorporated in Macau:* | | | | |
| 124. | Empresa de Construcao e Fomento Predial Hopewell (Macau) Limitada | 1,000,000 shares of MOP1 each | - | 100 | Dormant |
| 125. | Slipform Engineering (Macau) Limited | 500,000 shares of MOP1 each | - | 100 | Civil and building construction |
| | *Incorporated in the Republic of Malta:* | | | | |
| 26. | Grand Hotel Excelsior Limited | 50,000 shares of LM1 each | - | 100 | Development and operation of a hotel |
| 127. | Slipform Engineering (Malta) Limited | 10,000 shares of LM1 each | - | 100 | Project management and construction |
| | *Incorporated in Malaysia:* | | | | |
| 128. | Harapbaik Construction (Malaysia) Sdn. Bhd. | 2 shares of RM1 each | - | 100 | Investment holding |
| 129. | Slipform Engineering (M) Sdn. Bhd. | 2 shares of RM1 each | - | 100 | Provision of slipform technical service |
| | *Incorporated in Cayman Islands:* | | | | |
| 130. | Delta Roads Limited | 46,422 shares of HK$10 each | - | 100 | Investment holding |
| 131. | Hopewell Hospitality Company Limited | 2 shares of US$1 each | 100 | - | Investment holding |
| | *Incorporated in the Philippines:* | | | | |
| 132. | Hopewell Tileman Power System Corp. | 140,038 shares of PP100 each | - | 100 | Dormant |
| 133. | Slipform International, Inc. | 280 shares of PP100 each | - | 100 | Dormant |
| 134. | Slipform Project (Philippines), Inc. | 125,000 shares of PP100 each | - | 100 | Dormant |
| | *Incorporated in Indonesia:* | | | | |
| 135. | PT. Hi Power Tubanan 1 | 2,200,000 shares of US$100 each | - | 80 | Development of a power station project |
| | *Incorporated in the U.K.:* | | | | |
| 136. | Slipform Engineering (U.K.) Limited# | 1,000,000 shares of £1 each | - | 100 | Dormant |

COMPANY : HOPEWELL HOLDINGS LIMITED
LIST OF SUBSIDIARIES OF THE COMPANY

| | Name of Company (cont'd) | Paid up issued share capital (cont'd) | Proportion of nominal value of issued ordinary share capital held by the Company | | Principal Activities (cont'd) |
|---|---|---|---|---|---|
| | | | Directly % | Indirectly % (cont'd) | |
| | *Incorporated in the U.K.: (cont'd)* | | | | |
| 137. | Tileman (S.E.) Limited# | 1,000,000 shares of £1 each | - | 100 | Dormant |
| 138. | Tileman Engineering Limited# | 1,000,000 shares of £1 each | - | 100 | Investment holding |
| 139. | Tileman Engineering Services Limited | 11,000 shares of £1 each | - | 100 | Consultancy services and investment |
| 140. | Tileman Transportation Systems Limited | 2,360,000 shares of £1 each | - | 100 | Consultant and civil engineering |
| | *Incorporated in the U.S.A.:* | | | | |
| 141. | Slipform Engineering (U.S.A) Inc. | 1 share of US$.01 each | - | 100 | Dormant |

Notes:

(i) Operating principally in Asian countries

(ii) Operating principally in the PRC

(iii) Operating principally in Hong Kong

* In Members' voluntary liquidation

# In Court winding up

△ Applied for striking off

30th June, 2002

REGISTRATION NO. : 28397

COMPANY : HOPEWELL HOLDINGS LIMITED

LIST OF ASSOCIATED COMPANIES OF THE COMPANY

| | Name of company | Proportion of nominal value of issued capital held by the Company directly % | Principal activities |
|---|---|---|---|
| 1. | Granlai Company Limited (i) | 46 | Property investment |
| 2. | HCNH Insurance Brokers Limited (i) | 33.33 | Insurance brokerage |
| 3. | Hing Wai Air Conditioning Company Limited | 50 | Dormant |
| 4. | Hopewell Commercial Aviation (H.K.) Engineering Company Limited | 40 | Engineering services |
| 5. | Hopewell Commercial Aviation Consulting Engineers Limited | 40 | Engineering consultation |
| 6. | Hopewell Crown Infrastructure, Inc. | 10 | Project development |
| 7. | LNHC Limited (formerly Hopewell Costain Limited) | 50 | Dormant |
| 8. | Manley High Investments Limited (i) | 4 | Property investment |
| 9. | Manrose Limited | 50 | Investment holding |
| 10. | Nova Taipa Gardens Property Management Limited | 50 | Property management |
| 11. | Nova Taipa-Urbanizacoes, Limitada | 50 | Property development |
| 12. | Shin Ho Ch'eng Development Limited (i) and (ii) | 20 | Hotel operation |
| 13. | Shin Ho Zuo Development Limited (i) and (ii) | 25 | Property development |
| 14. | Slipform Engineering (Thai) Ltd. | 49 | Provision of slipform technical service |
| 15. | Telford Development Limited | 50 | Dormant |

Notes :

(i) With financial year end date of 31st December

(ii) Operating principally in the PRC

(53)

Form 表格 **D2**

Companies Registry
公司註冊處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport
海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Date of Resignation or Cessation
辭職或停職日期

| Date 日期 DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
23 -11- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

## Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 28397

Page 2 第二頁

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Change of address of director | 15 / 11 / 2002 (DD 日 \| MM 月 \| YYYY 年) |

Existing Name 現用姓名: MIAO Sai Kit Lawrence 繆 世傑

Name／New Name 姓名／新姓名:

| Surname 姓氏 | Other names 名字 |
|---|---|
| N/A | |

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Hiroo Garden Hills, Dai-Ichi Mansions, Apt. #305, 4-1-8, Shibuya-ku, Tokyo 150-0012, Japan

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| P219811(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 20th November, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Form 表格 D2

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

- [ ] Resignation or cessation 辭職或停職
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [ ] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport
海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Date of Resignation or Cessation
辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| | | | |

Date 日期

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
13 -11- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Appointment of director | 06 / 11 / 2002 (DD 日 / MM 月 / YYYY 年) |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: YEUNG (Surname 姓氏) Kam Yin (Other names 名字) 楊 鑑賢

Alias (if any) 別名（如有的話）: Albert

Previous Names 前用姓名: N/A

Address 地址: House 40, Palm Drive, Redhill Peninsula, Tai Tam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A952214(2) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 6th November, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Companies Registry
公司註冊處

Form 表格 D3

# Consent to Act as a Director
# 出任董事職位同意書

Company Number 公司編號

28397

Company Name 公司名稱

Hopewell Holdings Limited
合和實業有限公司

I, YEUNG Kam Yin 楊鑑賢 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 6th November. 2002, and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 6th November, 2002

* *Delete the age certification if the director is a body corporate.*
*如董事屬法人團體，請刪去年齡證明。*

收件日期 RECEIVED
13 -11- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No.1/97
指明編號第 1/97 號

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

55

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 NOV 2002

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 8 NOV 2002
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st October, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client /YS.
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am.

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st October, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 7 NOV 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ____________<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ____________<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |

| | |
|---|---|
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*llb1023/form1/am*

(56)

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(incorporated in Hong Kong under the Companies Ordinance)*

## ANNOUNCEMENT

The Board of Directors is pleased to announce that Mr. Albert Kam Yin Yeung has been appointed as an executive director of the Company with effect from 6th November, 2002.

Aged 51, Mr. Albert Kam Yin Yeung was a director of WMKY Limited from 1986 to 1998 and was involved in various properties projects of the Company and its subsidiaries. He also acted as consultant of the Group's recent construction projects. He has a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person and a member of the Hong Kong Institute of Architects and various professional bodies.

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 6th November, 2002

(57)

Form 表格 D2

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Companies Registry
公司註冊處

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

[✓] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

[ ] Secretary 秘書 [✓] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| LI | Tzar Kuoi, Victor 李 澤鉅 |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D457843(1) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Date of ~~Resignation or~~ Cessation 辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| 17 | 10 | 2002 | N/A |

Date 日期

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
24-10-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
| --- | --- |
| | DD 日 \| MM 月 \| YYYY 年 |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ＿＿ 張續頁A及 ＿＿ 張續頁B。

Signed 簽名：

(Name 姓名): ( Peter Yip Wah LEE ) Date 日期： 17th October, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~

~~董事~~／秘書／~~經理~~／~~授權代表~~

58

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(incorporated in Hong Kong under the Companies Ordinance)*

## ANNOUNCEMENT

The Board of Directors ("the Board") of Hopewell Holdings Limited ("the Company") announces that Mr. Victor Tzar Kuoi Li retired as a Director of the Company at the Annual General Meeting held today.

The Board would like to express appreciation to Mr. Li for his valuable contributions to Hopewell Group in the past.

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 17th October, 2002

THE COMPANIES ORDINANCE (CHAPTER 32)

---

ORDINARY RESOLUTIONS

OF

**HOPEWELL HOLDINGS LIMITED**
合和實業有限公司

---

Passed on the 17th day of October, 2002

---

At the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") duly convened and held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Thursday, the 17th day of October, 2002 at 4:00 p.m., the following resolutions were duly passed as Ordinary Resolutions:-

**Ordinary Resolutions**

(1) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

Dated the 17th day of October, 2002.

GORDON YING SHEUNG WU
(Chairman)

*#b1023/or/am*

(60)

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 OCT 2002

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDI... Co. Sec. S...
- 8 OCT 2002
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th September, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th September, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 7 OCT 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ____ |
| 4. | Warrants : | | | please specify: ____ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ________<br>Exercise price: HK$ ____ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ________<br>Subscription price HK$ ____ | N/A | N/A | | | N/A | N/A |
| 2. ________<br>Subscription price HK$ ____ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*b1023/form1/am*

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in Hopewell Holdings Limited (the "Company"), you should at once hand this circular with the form of proxy enclosed with the 2002 Annual Report of the Company to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

# GENERAL MANDATES TO REPURCHASE SHARES

# AND TO ISSUE SHARES

The notice convening an Annual General Meeting of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Thursday, the 17th day of October, 2002 at 4:00 p.m. is enclosed with the 2002 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2002 Annual Report of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

23rd September, 2002

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

*Directors:*
Sir Gordon Ying Sheung WU, KCMG, FICE*
*(Chairman)*
Mr. Eddie Ping Chang HO*
*(Managing Director)***
Mr. Josiah Chin Lai KWOK*
*(Deputy Managing Director)*
Mr. Thomas Jefferson WU*
*(Chief Operating Officer)*
Mr. Henry Hin Moh LEE##
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU#
Lady Ivy Sau Ping KWOK WU, JP##
Mr. Victor Tzar Kuoi LI#
Ms. Linda Lai Chuen LOKE#
Mr. Lawrence Sai Kit MIAO#
Mr. Alan Chi Hung CHAN*
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Carmelo Ka Sze LEE#

* *Executive Directors*
** *also as alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Independent Non-Executive Directors*
\## *Non-Executive Directors*

*Registered office:*
64th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

23rd September, 2002

*To the Shareholders*

Dear Sir or Madam,

## GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

### INTRODUCTION

The purpose of this circular is to seek your approval of ordinary resolutions to renew the Directors' general mandates to repurchase and issue Ordinary Shares of HK$2.50 each in the capital of the Company ("Shares") and to provide you with information regarding these resolutions. The resolutions will be proposed at the annual general meeting of the Company to be held on 17th October, 2002 (the "Annual General Meeting").

### GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 31st October, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares with an aggregate nominal amount of up to 10 per

cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), such general mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares (the "Share Repurchase Mandate"), details of which are set out in Ordinary Resolution No. (1) set out in item 5 of the Notice of Annual General Meeting.

An explanatory statement as required under the Listing Rules, giving certain information regarding the Share Repurchase Mandate, is set out in the appendix hereto.

## GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 31st October, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to allot, issue and deal with Shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and such general mandate was extended by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on that date. Under the terms of the Listing Rules, the general mandate to allot, issue and deal with Shares will also lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will accordingly be proposed at the Annual General Meeting granting to the Directors a general mandate to allot, issue and deal with Shares (the "Share Issue Mandate") and approving an extension of the Share Issue Mandate, details of which are set out in Ordinary Resolutions No. (2) and No. (3) set out in item 5 of the Notice of Annual General Meeting.

## ACTION TO BE TAKEN

The Notice of the Annual General Meeting was given on 20th August, 2002 and is enclosed with the 2002 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the Notice of Annual General Meeting and to complete and return the form of proxy enclosed with the 2002 Annual Report of the Company in accordance with the instructions printed thereon to the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of the form of proxy will not preclude a shareholder from attending and voting in person at the Annual General Meeting.

## RECOMMENDATION

The Directors believe that the granting of the Share Repurchase Mandate and the Share Issue Mandate is in the best interests of the Company as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Company should vote in favour of all the aforesaid resolutions set out in the Notice of Annual General Meeting.

Yours faithfully,

**Sir Gordon Ying Sheung WU,** KCMG, FICE
*Chairman*

This appendix serves as an explanatory statement to provide shareholders of the Company with requisite information to enable them to make an informed decision as to whether to vote in favour of the Share Repurchase Mandate.

## 1. SHARE CAPITAL

As at 16th September, 2002 (the latest practicable date prior to the printing of the circular (the "Latest Practicable Date")), the issued share capital of the Company comprised 875,982,121 Shares.

Subject to the passing of the Ordinary Resolution No.(1) set out in item 5 of the Notice of Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 87,598,212 Shares.

## 2. REASONS FOR REPURCHASE

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise, repurchases of Shares may support the Share prices and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

## 3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Share Repurchase Mandate in these circumstances would be financed from available cash flow or working capital facilities of the Company and its subsidiaries.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid out of the distributable profits of the Company or out of the proceeds of a new issue of shares made for the purpose of the repurchase. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may also be paid out of the proceeds of a fresh issue of shares made for the purposes of the repurchase of Shares up to certain limits specified by the Companies Ordinance.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts for the year ended 30th June, 2002 contained in the 2002 Annual Report of the Company) in the event that the Share Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

## 4. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to Ordinary Resolution No. (1) set out in item 5 of the Notice of Annual General Meeting in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeover Code and the provisions thereof may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, Sir Gordon Ying Sheung WU, Mr. Thomas Jefferson WU, Mr. Eddie Ping Chang HO, Mr. Henry Hin Moh LEE and persons acting in concert with them (the "Concert Group") were beneficially interested in more than 35% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholdings of the Concert Group would increase by more than 2% of the issued share capital of the Company. As a result of the exercise of the Share Repurchase Mandate in full, the Concert Group would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeover Code. It is not the present intention of the Directors to exercise the Share Repurchase Mandate in such manner as to trigger off any general offer obligations.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention to sell Shares to the Company under the Share Repurchase Mandate in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares, held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

## 5. SHARE PRICES

The highest and lowest prices at which the Shares traded on the Stock Exchange during each of the previous twelve months were as follows:

| | Shares | |
|---|---|---|
| | **Highest** | **Lowest** |
| | *HK$* | *HK$* |
| **2001** | | |
| September | 4.050 | 3.100 |
| October | 3.850 | 3.275 |
| November | 4.500 | 3.700 |
| December | 5.050 | 4.375 |
| **2002** | | |
| January | 4.950 | 4.550 |
| February | 6.400 | 5.100 |
| March | 6.900 | 5.800 |
| April | 6.100 | 5.250 |
| May | 5.900 | 5.300 |
| June | 5.800 | 5.150 |
| July | 5.600 | 4.500 |
| August | 5.500 | 4.050 |

## 6. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) during each of the six months preceding the date of this circular.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之合和實業有限公司（「本公司」）股份全部**售出**，應立即將本通函連同隨附本公司二零零二年年報之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**Hopewell Holdings Limited**

**合和實業有限公司**

*（依據公司條例在香港註冊成立）*

# 購回股份及發行股份

# 之一般性授權

本公司謹訂於二零零二年十月十七日（星期四）下午四時正假座香港皇后大道東一八三號合和中心八樓皇廷大酒樓舉行股東週年大會，召開該大會通告隨附本公司二零零二年年報連同本通函一併寄發予股東，請各股東細閱該通告，並將隨附本公司二零零二年年報之代表委任表格上印備之指示盡快填妥並交回，惟無論如何必須最遲於大會舉行時間四十八小時前送達。

二零零二年九月二十三日

# Hopewell Holdings Limited
# 合和實業有限公司

*（依據公司條例在香港註冊成立）*

*董事局：*
胡應湘爵士, KCMG, FICE*（主席）
何炳章先生*（董事總經理）**
郭展禮先生*（董事副總經理）
胡文新先生*（營運總裁）
李憲武先生##
嚴文俊先生*
胡文佳先生#
胡郭秀萍爵士夫人, JP##
李澤鉅先生#
陸勵荃女士#
繆世傑先生#
陳志鴻先生*
韋高廉先生*
雷有基先生*
李嘉士先生#

* 執行董事
** 亦為胡應湘爵士及胡郭秀萍爵士夫人之替任董事
\# 獨立非執行董事
\## 非執行董事

*註冊辦事處：*
香港
皇后大道東183號
合和中心64樓

敬啟者：

## 購回股份及發行股份之一般性授權

### 緒言

本通函旨向尋求　閣下批准普通決議案以延續購回及發行本公司股本中每股面值港幣2.50元之普通股股份（「股份」）之董事局一般性授權，並向　閣下提供有關該等決議案之資料。本公司將於二零零二年十月十七日舉行之股東週年大會（「股東週年大會」）上提呈該等決議案。

### 購回股份之一般性授權

於二零零一年十月三十一日舉行之本公司股東週年大會，本公司授予董事局一般性授權，行使本公司權力購回股份面值總額最多可達於決議案獲通過之日本公司之已發行股本面

值總額百分之十。根據香港聯合交易所有限公司證券上市規則(「上市規則」),該一般性授權將於股東週年大會結束時失效。

於股東週年大會上將提呈一項普通決議案,授予董事局一般性授權行使本公司權力以購回股份(「股份購回授權」),詳情載於股東週年大會通告內第五項所載之第(一)項普通決議案。

上市規則規定須提供若干有關股份購回授權之資料之説明函件載於本通函之附錄內。

## 發行股份之一般性授權

於二零零一年十月三十一日舉行之本公司股東週年大會,本公司授予董事局一般性授權,行使本公司權力配發、發行及處理股份不超過決議案獲通過之日本公司之已發行股本面值總額百分之二十,而該項一般性授權擴大至包括本公司根據當日獲授予之權力購回股份之面值總額。根據上市規則之條款,配發、發行及處理股份之一般性授權亦將於股東週年大會結束時失效。

本公司因而將於股東週年大會上提呈普通決議案,授予董事局一般性授權以配發、發行及處理股份(「股份發行授權」)及批准擴大該股份發行授權,詳情載於股東週年大會通告內第五項所載之第(二)項及第(三)項普通決議案。

## 應採取之行動

股東週年大會通告已於二零零二年八月二十日發出,並連同隨附本通函寄發予股東之本公司二零零二年年報內。請各股東細閱股東週年大會通告,並將隨附本公司二零零二年年報之代表委任表格按照所列印之指示填妥並交回,各股東務須於股東週年大會指定開會時間不少於四十八小時前交回本公司註冊辦事處,地址為香港皇后大道東一八三號合和中心六十四樓。股東交回代表委任表格後,仍可親自出席股東週年大會,並於會上投票。

## 推薦意見

董事局認為授予股份購回授權及股份發行授權均符合本公司及其股東之最佳利益,因此董事局推薦本公司全體股東投票贊成股東週年大會通告內所載之各項上述決議案。

此致

*列位股東* 台照

*主席*
**胡應湘爵士**, KCMG, FICE
謹啟

二零零二年九月二十三日

本附錄乃作為一份說明函件，旨在向　本公司股東提供有關股份購回授權之必需資料，以便他們在投票贊成或反對股份購回授權時，能作出明智的決定。

## 1. 股本

於二零零二年九月十六日（本通函付印前之最後實際可行日期（「最後實際可行日期」）），本公司之已發行股本為875,982,121股。

如股東週年大會通告內第五項所載之第（一）項普通決議案獲得通過及在股東週年大會前再無發行或購回股份，則本公司可根據股份購回授權購回股份數目最高可達87,598,212股。

## 2. 購回理由

董事局相信，股份購回授權所給予之靈活性對本公司及其股東有利。由於近年香港聯合交易所有限公司（「聯交所」）之交投情況偶爾反覆，故日後市況若陷於低潮，購回股份可支持股份之價格，使本公司之資產淨值及/或其每股盈利獲得提升。因此對擬保留其於本公司投資之股東有利，因其所佔本公司資產權益之百分率將基於本公司購回股份數目而按比例增加。

## 3. 資金來源

現建議在上述情況下根據股份購回授權而購回股份所需之款項將以本公司及其附屬公司之可用現金或營運資金支付。

在購回股份時，本公司僅可運用其組織章程大綱及細則及公司條例所規定之合法可得並用作此用途之資金以支付所需款項。公司條例規定，用以支付股份購回所需款項之資金僅可以本公司之可分配溢利或就購回股份而發行新股所得收益撥付。公司條例進一步規定，於購回股份時所付之溢價只許由可分配溢利支付。若該購回股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超出公司條例所訂定之若干限額。

倘股份購回授權乃於建議中之購回期間任何時間全部行使，則對本公司之營運資金或資產負債狀況（相對本公司於二零零二年年報內所載的截至二零零二年六月三十日止年度經審核綜合賬目所披露之狀況比較）或會產生重大之不利影響。然而，董事局並不建議在對本公司所需營運資金或董事局所不時認為對本公司而言屬適當之資產負債水平產生重大不利影響之情況下行使股份購回授權。

## 4. 一般事項

董事局已向聯交所承諾，倘在同樣適用之情況下，將根據上市規則及公司條例之規定，按股東週年大會通告內第五項所載之第（一）項普通決議案，行使本公司購回股份之權力。

倘股東在本公司所佔投票權之比例因股份購回而增加，則就香港公司收購及合併守則（「收購守則」）第三十二條而言，該項增加之權益將被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固對本公司之控制權，故須根據收購守則第二十六條提出強制全面收購建議，而守則內之條文可因該項增加之權益而告適用。

於最後實際可行日期，胡應湘爵士、胡文新先生、何炳章先生、李憲武先生及與彼等採取一致行動之人士（「一致行動集團」）合共實益擁有本公司已發行股本超過35%之股權。倘若董事局全部行使該項股份購回授權，則該一致行動集團所增持的股權將超過本公司已發行股本的2%。就全部行使該項股份購回授權的結果，一致行動集團需根據收購守則第二十六條提出強制性全面收購。董事局現時無意以此方式行使股份購回授權，因而觸發任何全面收購責任。

各董事或（就彼等作出一切合理查詢後所知）彼等之任何聯繫人等目前概無意根據股份購回授權（如股份購回授權獲股東批准）出售股份予本公司。

本公司並無獲得任何關連人士(定義見上市規則)知會,表示彼等目前有意在股東批准股份購回授權後,出售彼等持有之任何股份予本公司,或表示承諾不會出售彼等持有之任何股份予本公司。

## 5. 股份市價

股份過去十二個月期間,每月在聯交所買賣錄得之最高價及最低價如下:—

| | 股份 | |
|---|---|---|
| | 最高 | 最低 |
| | *港元* | *港元* |
| **二零零一年** | | |
| 九月 | 4.050 | 3.100 |
| 十月 | 3.850 | 3.275 |
| 十一月 | 4.500 | 3.700 |
| 十二月 | 5.050 | 4.375 |
| **二零零二年** | | |
| 一月 | 4.950 | 4.550 |
| 二月 | 6.400 | 5.100 |
| 三月 | 6.900 | 5.800 |
| 四月 | 6.100 | 5.250 |
| 五月 | 5.900 | 5.300 |
| 六月 | 5.800 | 5.150 |
| 七月 | 5.600 | 4.500 |
| 八月 | 5.500 | 4.050 |

## 6. 本公司購回股份事項

在本通函日期之前六個月內,本公司並無購回任何股份(不論是否在聯交所進行)。

# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

(63)

Your Ref.:

- 6 SEP 2002

Our Ref.: S/1023/78 PWH/am

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st August, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st August, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 6 SEP 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ______ |
| 4. | Warrants : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ____________<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ____________<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| **OTHER ISSUES OF SHARES*** | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | N/A |
| Repurchase of share | | Cancellation Date: | | |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*lb1023/form1/am*

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Thursday, the 17th day of October, 2002 at 4:00 p.m. for the following purposes:–

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare a final dividend and a 30th Anniversary Special Dividend.
3. To re-elect Directors and fix the Directors' fees.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:–

**Ordinary Resolutions**

(1) "THAT:–

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "THAT:–

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the

powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 20th August, 2002.

*Notes:–*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and 30th Anniversary Special Dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Friday, 11th October, 2002 to Thursday, 17th October, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend and 30th Anniversary Special Dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 10th October, 2002.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the 2002 Annual Report of the Company.

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## Form of proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ Ordinary Shares of HK$2.50 each of the above-named Company, HEREBY APPOINT[3] ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy, to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Thursday, the 17th day of October, 2002 at 4:00 p.m. and at such meeting (or at any adjournment thereof) in the event of a poll, to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given, as my/our proxy thinks fit.

| | For[4] | Against[4] |
|---|---|---|
| 1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2002. | | |
| 2. (1) To declare a final dividend. | | |
| (2) To declare a 30th anniversary special dividend. | | |
| 3. EITHER (1) To re-elect Sir Gordon Ying Sheung WU, Mr. Guy Man Guy WU, Lady Ivy Sau Ping KWOK WU, Mr. Josiah Chin Lai KWOK and Mr. Alan Chi Hung CHAN as Directors. | | |
| OR (2) (a) To re-elect Sir Gordon Ying Sheung WU as Director. | | |
| (b) To re-elect Mr. Guy Man Guy WU as Director. | | |
| (c) To re-elect Lady Ivy Sau Ping KWOK WU as Director. | | |
| (d) To re-elect Mr. Josiah Chin Lai KWOK as Director. | | |
| (e) To re-elect Mr. Alan Chi Hung CHAN as Director. | | |
| (3) Not to fill up the vacated office resulting from the retirement of Mr. Victor Tzar Kuoi LI. | | |
| (4) To fix the Directors' fees. | | |
| 4. To re-appoint Auditors and authorise the Directors to fix their remuneration. | | |
| 5. (1) To give a general mandate to the Directors to repurchase shares. (Ordinary Resolution No. (1) set out in item 5 of Notice of Annual General Meeting) | | |
| (2) To give a general mandate to the Directors to issue shares. (Ordinary Resolution No. (2) set out in item 5 of Notice of Annual General Meeting) | | |
| (3) To extend the general mandate to issue shares to cover the shares repurchased by the Company. (Ordinary Resolution No. (3) set out in item 5 of Notice of Annual General Meeting) | | |

Dated: ______________ Signature[5]: ______________

*Notes :–*

1. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares of HK$2.50 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. To be valid, this form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's registered office at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Any alterations made in this form of proxy must be initialled by the person who signs it.

(65)

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

# FINAL RESULTS FOR THE YEAR ENDED 30TH JUNE, 2002

## CHAIRMAN'S STATEMENT

I am pleased to report the following to the shareholders:

### Consolidated Results

The Group's recurring earnings before interest and tax for the year ended 30th June, 2002 is HK$953 million, compared with HK$1,011 million of the same period last year. Net profit increased by 11% over the previous year to HK$340 million. Earnings per share is HK38.8 cents as compared with HK34.9 cents last year.

### Dividend

The Board of Directors has decided to recommend the payment of a final dividend of HK7 cents per share for the year ended 30th June, 2002 (2001: HK7 cents per share). Together with the interim dividend of HK6 cents per share paid on 30th April, 2002, total dividends for the year ended 30th June, 2002 will amount to HK13 cents per share (2001: HK12 cents), an increase of 8% over that of the previous year. The Register of Members of the Company will be closed from Friday, 11th October, 2002 to Thursday, 17th October, 2002, both dates inclusive, during which period no transfer of shares of the Company will be effected. Subject to the approval of shareholders at the Annual General Meeting to be held on 17th October, 2002, the final dividend will be paid on or about 22nd October, 2002 to shareholders as registered at the close of business on 17th October, 2002.

### 30th Anniversary Special Dividend

In view of the substantial strengthening of its financial position, on the occasion of the 30th Anniversary of the Group, the Board of Directors has decided to recommend the additional payment of a 30th Anniversary Special Dividend of HK30 cents per share. Subject to the approval of shareholders at the Annual General Meeting to be held on 17th October, 2002, the 30th Anniversary Special Dividend will be paid on or about 22nd October, 2002 to shareholders as registered at the close of business on 17th October, 2002.

### Market and Business Review

2001/02 was an extremely challenging year. Weak economic conditions abroad, the structural change of Hong Kong's economy, the persistently high unemployment rate and the slow recovery of the local economy have led to a difficult business environment in Hong Kong. In contrast, boosted by the official entry into the World Trade Organization in December last year, the robust import and export trade and the strong increase in consumer spending, the economy of Mainland China was performing well.

The Group's primary businesses are in Guangdong and Hong Kong. The Group's property and hotel businesses in Hong Kong have been affected by the 911 incident but mitigated by the cost-cutting and intense marketing. The Group's transportation projects in the Mainland maintained steady growth due to

strong economic growth in the Pearl River Delta. During the year, the Group also took the opportunity to improve the quality of its investments in the Mainland through the disposal of non-core assets and the refinancing of debts of two joint venture companies to further reduce interest expenses. As a result, the Group's net profit has improved in comparison with last year.

**Infrastructure**

Since the implementation of the Open Door Policy, the Group has been actively investing in transportation infrastructure projects in the Pearl River Delta region of the Guangdong Province. Last year, the GDP growth of the Guangdong Province is 9.5% and it remains one of the high growth provinces in China, in particular, the Pearl River Delta region maintained its rapid rate of development. In recent years, due to the gradual perfection of the transportation network, the increasing flow of people and goods, the increase in average income of the population and the rapid growth of privately owned vehicles in the Pearl River Delta region, highway usage maintained a steady growth.

In the past year, the average daily traffic of Guangzhou-Shenzhen Superhighway reached 123,000 vehicles, an increase of 14% over the previous year. Toll revenue also increased by 7% to RMB1,892 million. Average daily traffic and toll revenue of Shunde Roads increased by 3% while those of Shunde 105 Road increased by 9%. The average daily traffic of Guangzhou East-South-West Ring Road recorded 33,000 vehicles and a slight increase of 2% in toll revenue, as some of the interchanges and the local connecting roads are yet to be completed.

Share of the joint venture companies' results in infrastructure business attributable to the Group was HK$516 million, an increase of 110% over last year. During the year, part of the loans advanced by the Group to the joint venture companies was repaid, allowing the Group to repay other debts and improve its financial situation. However, the interest income from the joint venture companies decreased by HK$317 million as compared with last year. Therefore, earnings before interest and tax of the infrastructure businesses was HK$677 million, a decrease of 8% as compared with last year.

Construction of Phase I of the Guangzhou-Zhuhai Superhighway (the Guangzhou to Shunde section), an investment of the Group, has commenced in December 2001. Upon completion, it will become a principal highway on the west coast of the Pearl River Delta.

The Group's investments in transportation projects over the years are all located in the major cities of economic importance in the Pearl River Delta region. These road projects are inter-connected and together they form a highway network supplementing each other. The Group believes that the Guangdong Province will maintain its leading position in economic development and the Group's infrastructure investments will benefit from that.

**Property**

The rental situation of the Group's properties in Hong Kong remained steady despite the weak rental market. In the past year, Hopewell Centre maintained an average occupancy rate of 93%, which is comparable to that of last year. The occupancy rate of Hongkong International Trade and Exhibition Centre ("HITEC") increased to an average of 67%, an improvement of 4% over last year. The Group plans to expand the use of HITEC for commercial and retail purposes and is now in detailed discussion with Government on the change of land use. In view of Government's development plan for southeast Kowloon in the coming years, the enlarged usage of HITEC will complement the district's commercial development.

While the occupancy of these two properties remains stable, the rental rate is under downward pressure due to overall weakness in the market. In view of this, the Group has been taking measures to reduce their operating and financial expenses with encouraging results. During the period under review, the property business accounted for 24% of the Group's earnings before interest and tax.

## Hospitality

In the period, visitors to Hong Kong from Japan, Europe and USA decreased due to the weak economic situation in these countries. On the other hand, visitors from the Mainland have increased substantially due to growth in per capita income and the relaxation in outbound travel policies. This provided support to the tourist and hotel industries in Hong Kong. During the year, average occupancy rate of Panda Hotel increased to 74%. However, overall revenue for the year, affected by the 9/11 incident and intense competition in the industry, decreased by 8% due to lower rates. The hospitality business accounted for 3% of the Group's earnings before interest and tax.

## Construction

The Group continued its efforts to complete the construction works of several school projects previously undertaken. During the year, the Group has taken up a subcontract for part of the construction works of a commercial building currently in progress.

## Other Developments

The Group continued its efforts to achieve a satisfactory resolution for the Tanjung Jati B Power Plant project in Indonesia and the Bangkok Elevated Road and Train System in Thailand by negotiating with the relevant parties.

## Finance

In the past few years, the Group has worked persistently to improve its financial situation by reducing debts and lowering financial costs and interest expenses. With the strong support of PRC banks towards infrastructure projects, the Group has in the past year assisted two joint venture companies to obtain a ten-year loan each at lower interest rate to refinance their respective debts. This has greatly reduced the interest expenses of the joint venture companies concerned and facilitated the early repayment of principal and interest of shareholder loans advanced by the Group.

In December 2001, the joint venture company for the Guangzhou East-South-West Ring Road has obtained a bank loan of RMB1.5 billion from a PRC bank. Part of the loan was used for project development and the remaining portion was used for the repayment of shareholder loans. As a result, HK$286 million was repaid to the Group and the Group has used the same for the repayment of the Group's debts.

In February 2002, the joint venture company for Guangzhou-Shenzhen Superhighway obtained a bank loan from a PRC bank to repay shareholder loans advanced by the Group in the total sum of approximately US$684 million. In the same month, the Group has, by way of Covenant Defeasance, deposited with the trustee of the 2004 and the 2007 Notes a sum equal to the total amount of all principal repayment (the outstanding unredeemed principal totaling approximately US$566 million), interest and fees due and payable in future under the said Notes. Notice has also been given for the exercise of the option for early redemption of the outstanding US$372 million 2007 Notes on 15th August, 2002. Early redemption of the 2007 Notes will greatly lower interest expense of the Group as from the financial year 2002/03.

During the financial year, the Group reduced its interest expenses by 17%, as compared to last year. Total net debt over equity at the end of the financial year was 21%, down from last year's 56%. Resultant debt (Net debt after setting off interest bearing loans provided by the Group) is 6.8%. The above demonstrates the success of the Group in its efforts to achieve an appropriate net debt to equity ratio.

## Prospects

With the slower than anticipated pace of recovery of the US economy, global interest rates are expected to remain at a relatively low level. This will be beneficial to the Group's continuing effort to lower

interest expense. In the coming year, the Group will continue to take measures to improve its financial situation by adopting stringent cost control measures in order to further consolidate its financial position.

Due to the continuous sluggishness of the economy in Hong Kong and abroad, the stock and property markets in Hong Kong will continue to vacillate and the unemployment rate will stay high leading to harsh business operating environment. It will be difficult to be too optimistic about the prospects of businesses in Hong Kong. However, as the Mainland and Guangdong continue to post strong economic growth, the Group believes that its transportation projects in the Pearl River Delta region will continue to achieve stable growth.

After years of dedicated efforts, the Group's gearing ratio has been reduced to a reasonable level and its financial position reconsolidated. On 15th August, 2002, the Group exercised the option to early redeem the US$372 million 2007 Notes. After the redemption, the Group's interest expenses will be significantly reduced, and this will be reflected in the Group's profit in the next and coming financial years.

In addition to the taking of active measures to consolidate its existing businesses, the Group is proactively pursuing business opportunities offered by the strengthening of economic ties between Guangdong, Hong Kong and Macau.

**Change of Directors**

With effect from 1st January, 2002, Mr. Eddie Ping Chang HO succeeded me as Managing Director of the Company while I continued to act as Chairman of the Board. On the same date, Messrs. Josiah Chin Lai KWOK, Thomas Jefferson WU and Alan Chi Hung CHAN were appointed Deputy Managing Director, Chief Operating Officer and Executive Director of the Company respectively.

Mr. Henry Hin Moh LEE retired from his executive duties of the Company with effect from 31st December, 2001 and continues to serve as a Non-Executive Director. Mr. Joachim BURGER resigned as Executive Director of the Company with effect from 28th February, 2002.

The Board would like to welcome all the new appointees as well as to express appreciation towards the valuable contributions of Mr. Henry Hin Moh LEE and Mr. Joachim BURGER to the Company.

**Purchase, Sale or Redemption of Shares**

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

**Employees**

There were approximately 1,123 employees in the Group as at 30th June, 2002. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

**Publication of Further Information on the Stock Exchange's Website**

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

## Acknowledgement

I would like to express my gratitude to the Board of Directors and all the staff of the Group for their support and effort over the past year. Their efforts are invaluable as we move forward to assure a prosperous future for the Group.

**Sir Gordon Ying Sheung WU,** KCMG, FICE
*Chairman*

Hong Kong, 20th August, 2002

## FINANCIAL REVIEW

### Group Results

For the year ended 30th June, 2002, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| | Turnover | | Earnings before interest and tax | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'million*** | *HK$'million* | ***HK$'million*** | *HK$'million* |
| Infrastructure project investment | **223** | 531 | **677** | 736 |
| Property letting, agency & management | **354** | 370 | **234** | 239 |
| Hotel operations, restaurant & catering | **250** | 276 | **27** | 33 |
| Construction & project management | **276** | 518 | **(23)** | 9 |
| Treasury & other activities | **29** | 55 | **96** | 44 |
| | **1,132** | 1,750 | **1,011** | 1,061 |
| Administrative expenses | | | **(58)** | (50) |
| Earnings before interest and tax (recurring) *(Note)* | | | **953** | 1,011 |

*Note:* Earnings before interest & tax (recurring) is the sum of profit from operations of HK$395 million (2001: HK$786 million before impairment loss) and share of result of jointly controlled entities and associates totalling HK$558 million (2001: HK$225 million)

The Group's turnover decreased by 35% to HK$1,132 million from HK$1,750 million of the last financial year, mainly due to the decrease in construction revenue and reduced interest income from the joint ventures as a result of low interest rate and substantial repayment of the advances ("shareholder loans") made by the Group to joint venture companies ("PRC Joint Ventures") operating in the PRC.

Since the results of the PRC Joint Ventures are accounted for using the equity accounting method, the Group's attributable share of the revenue of such joint ventures has not been included in the Group's turnover. Total toll revenue of PRC Joint Ventures amounted to RMB2,540 million as compared to RMB2,388 million of the last financial year.

Though interest income from the PRC Joint Ventures was reduced, such reduction was partially offset by increase in share of results from the PRC Joint Ventures. Overall, the Group's earnings before interest and tax (recurring) decreased by 6% to HK$953 million from HK$1,011 million of the last financial year, mainly attributable to the decrease in construction revenue and the reduced interest income from the PRC Joint Ventures.

The Group reported a net profit of HK$340 million, as compared with HK$306 million of the last financial year. Taking advantage of the low interest rate environment, the Group refinanced its banking facilities and as a result, reduced its interest expenses to HK$599 million from last year's HK$726 million. The majority portion (about 76%) of the premium payable on early redemption of the 2007 Notes, in the amount of HK$113 million, was accrued in the accounts for the financial year. Disposal of the Huanggang Service Area development project to the PRC partner contributed HK$191 million profit to the Group.

**Liquidity and Financial Resources**

The Group continues to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. Taking into account the recurring cash flow from operations together with cash on hand and bank facilities, the Group has adequate financial resources to fund its operations and present investment projects.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

| | At 30th June | |
|---|---|---|
| | **2002** | 2001 |
| | *HK$'million* | *HK$'million* |
| Equity | **13,794** | 13,966 |
| Total net debt *(Note)* | **2,950** | 7,845 |
| Total capitalization | **21,304** | 22,394 |
| Total net debt vs total capitalization | **14%** | 35% |
| Total net debt vs equity | **21%** | 56% |

*Note:*The effect of Covenant Defeasance has been reflected in the Net debt as of June 2002.

The maturity profile of the Group's borrowings at 30th June 2002 as compared with that at 30th June 2001, is shown as follows:

| | **Within 1 year** | **1-2 years** | **2-5 years** | **Over 5 years** |
|---|---|---|---|---|
| Including Notes | | | | |
| At 30th June 2002 | 44% | 5% | 44% | 7% |
| At 30th June 2001 | 7% | 5% | 40% | 48% |
| Excluding Notes | | | | |
| At 30th June 2002 | 13% | 13% | 58% | 16% |
| At 30th June 2001 | 15% | 12% | 47% | 26% |

The major part of the Group's borrowings are the US dollar denominated unsecured Notes of HK$4,416 million (net of the Notes repurchased and cancelled by the Group), consisting of US$194 million Notes maturing in 2004 and US$372 million Notes maturing in 2007, bearing fixed interest rates of $9^7/_8$% per annum and $10^1/_4$% per annum respectively.

In February 2002, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., the joint venture company, repaid the principal and interest of the shareholders loan in the amount of US$684 million advanced by the Group. A sum sufficient for the full repayment of all the outstanding principal together with interest payable under the Notes has been deposited by the Group in a trust account to effect Covenant Defeasance in accordance with the terms governing the Notes.

On 15th August, 2002, the option to early redeem all outstanding 2007 Notes with the total principal amount of US$372 million was exercised. As a result, the outstanding debt liabilities of the Group have been reduced substantially by the amount of Notes repaid. The early redemption of the Notes will lower interest expense of the Group as from the financial year 2002/03.

Apart from the Notes, the majority of the Group's borrowings carry interest at floating rates and are denominated in Hong Kong Dollars.

The Group will continue to use its best endeavour to ensure its activities are financed at the lowest cost practicable.

## CONSOLIDATED INCOME STATEMENT

The audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended 30th June, 2002 is as follows:

| | Notes | **2002**<br>***HK$'000*** | 2001<br>*HK$'000* |
|---|---|---|---|
| Turnover | *3* | **1,132,483** | 1,750,103 |
| Cost of sales and services | | **(599,410)** | (813,034) |
| | | **533,073** | 937,069 |
| Other operating income | | **72,518** | 56,940 |
| Selling and distribution costs | | **(21,942)** | (24,960) |
| Administrative expenses | | **(147,488)** | (135,082) |
| Other operating expenses | | **(40,504)** | (47,543) |
| Impairment loss on a hotel property under development | | **–** | (290,000) |
| Profit from operations | *5* | **395,657** | 496,424 |
| Profit on disposal of interest in a jointly controlled entity | *6* | **191,385** | 381,832 |
| Finance costs | *7* | | |
| Interest expenses | | **(599,110)** | (726,037) |
| Other finance costs | | **(182,726)** | (41,513) |
| Share of results of | | | |
| jointly controlled entities | | **513,920** | 205,394 |
| associates | | **43,818** | 19,426 |
| Profit from ordinary activities before taxation | | **362,944** | 335,526 |
| Taxation | *8* | **(13,355)** | (26,509) |
| Profit before minority interests | | **349,589** | 309,017 |
| Minority interests | | **(9,799)** | (3,507) |
| Net profit for the year | | **339,790** | 305,510 |
| Dividends | *9* | **376,672** | 105,118 |
| | | ***HK cents*** | *HK cents* |
| Earnings per share | | | |
| Basic | *10* | **38.8** | 34.9 |

*NOTES:*

## 1. Adoption of Statements of Standard Accounting Practice/changes in accounting policies

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants which has resulted in the adoption of the following new/revised accounting policies.

*Dividends proposed or declared after the balance sheet date*

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment. Comparative amounts have been restated to achieve a consistent presentation.

*Provisions*

In accordance with SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets", provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. Adoption of this accounting policy has resulted in the derecognition of a general provision recognized in previous years in respect of hotel maintenance. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment.

*Segment reporting*

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 30th June, 2001 have been amended so that they are presented on a consistent basis.

*Goodwill*

Previously, goodwill/negative goodwill arising on acquisition of a subsidiary, a jointly controlled entity or an associate was dealt with in reserves.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Amortisation in respect of goodwill between the date of acquisition of the relevant subsidiary, jointly controlled entity or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary, jointly controlled entity or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following the adoption of SSAP 30, goodwill arising on acquisition will be capitalised and amortised on a straight-line basis over its useful economic life. Negative goodwill will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which such goodwill resulted.

## 2. Prior period adjustments

The adoption of the new/revised accounting policies has had no material effect on the results for the current or the comparative prior year, but has resulted in restatements of certain balance sheet items which are summarized below:

| | Capital reserve HK$'000 | Dividend reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Balance at 1st July, 2000 | | | | |
| As previously stated | 12,711 | – | 314,627 | 327,338 |
| SSAP 9 (revised) – | | | | |
| Derecognition of liability for final dividend for the year ended 30th June, 2000 | – | 52,559 | – | 52,559 |
| SSAP 28 – | | | | |
| Derecognition of provision for hotel maintenance | – | – | 26,589 | 26,589 |
| SSAP 30 – | | | | |
| Goodwill previously eliminated against capital reserve amortised | 99,992 | – | (99,992) | – |
| Negative goodwill previously credited to capital reserve released to income | (29,707) | – | 29,707 | – |
| As restated | 82,996 | 52,559 | 270,931 | 406,486 |

## 3. Turnover

Turnover comprises income from infrastructure project investments, property letting, property agency and management, hotel operations and management, restaurant operation and food catering, and construction and project management, analysed as follows:

| | **2002** *HK$'000* | 2001 *HK$'000* |
|---|---|---|
| Infrastructure project investments | **222,738** | 531,466 |
| Property letting, agency and management | **354,176** | 369,964 |
| Hotel operations and management | **132,893** | 143,612 |
| Restaurant operation and food catering | **116,784** | 131,936 |
| Construction and project management | **276,515** | 517,608 |
| Other activities | **29,377** | 55,517 |
| | **1,132,483** | 1,750,103 |

*Note:* The turnover from infrastructure project investments shown above comprised mainly of interest income from project companies

## 4. Business and geographical segments

### Business segments

The businesses based upon which the Group reports its primary segment information are as follows:

| | | |
|---|---|---|
| Infrastructure projects | – | investments in infrastructure projects |
| Property investment | – | property letting, agency and management |
| Hotel operations | – | hotel operations and management |
| Restaurant and catering | – | restaurant operation and food catering |
| Construction | – | construction and project management |

Segment information about these businesses is presented below:

**Segment revenue**
*Year ended 30th June, 2002*

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | External | Inter-segment | Total | External | Inter-segment | Total |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Infrastructure projects | **222,738** | **–** | **222,738** | 531,466 | – | 531,466 |
| Property investment | **354,176** | **22,402** | **376,578** | 369,964 | 22,953 | 392,917 |
| Hotel operations | **132,893** | **446** | **133,339** | 143,612 | 758 | 144,370 |
| Restaurant and catering | **116,784** | **1,255** | **118,039** | 131,936 | 1,099 | 133,035 |
| Construction | **276,515** | **4,289** | **280,804** | 517,608 | 197 | 517,805 |
| Other operations | **29,377** | **–** | **29,377** | 55,517 | – | 55,517 |
| Eliminations | **–** | **(28,392)** | **(28,392)** | – | (25,007) | (25,007) |
| | **1,132,483** | **–** | **1,132,483** | 1,750,103 | – | 1,750,103 |

**Segment results**
*Year ended 30th June, 2002*

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Company and subsidiaries | Jointly controlled entities | Associates | Total | Company and subsidiaries | Jointly controlled entities | Associates | Total |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Infrastructure projects | 161,153 | 515,594 | - | 676,747 | 490,523 | 245,079 | - | 735,602 |
| Property investment | 229,700 | - | 3,992 | 233,692 | 234,975 | - | 4,196 | 239,171 |
| Hotel operations | 16,991 | - | 9,407 | 26,398 | 21,340 | - | 12,817 | 34,157 |
| Restaurant and catering | 876 | - | - | 876 | (1,098) | - | - | (1,098) |
| Construction | (26,651) | - | 3,732 | (22,919) | 9,482 | - | (49) | 9,433 |
| Other operations | 17,046 | (1,674) | 26,687 | 42,059 | 42,999 | (39,685) | 2,462 | 5,776 |
| Segment results from operations | 399,115 | 513,920 | 43,818 | 956,853 | 798,221 | 205,394 | 19,426 | 1,023,041 |

| | **2002** | 2001 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Segment results | | |
| – Operations | **399,115** | 798,221 |
| – Impairment loss on a hotel property under development | **–** | (290,000) |
| | **399,115** | 508,221 |
| Interest and other income | **54,640** | 38,569 |
| Unallocated corporate expenses | **(58,098)** | (50,366) |

| | 2002 | 2001 |
|---|---|---|
| Profit from operations | **395,657** | 496,424 |
| Profit on disposal of interest in a jointly controlled entity | **191,385** | 381,832 |
| Finance costs | **(781,836)** | (767,550) |
| Share of results of | | |
| – jointly controlled entities | **513,920** | 205,394 |
| – associates | **43,818** | 19,426 |
| Profit before taxation | **362,944** | 335,526 |
| Taxation | **(13,355)** | (26,509) |
| Profit before minority interests | **349,589** | 309,017 |
| Minority interests | **(9,799)** | (3,507) |
| Net profit for the year | **339,790** | 305,510 |

**Geographical Segments**

The Group's property investment, hotel operations, restaurant and catering, and construction activities are carried out in Hong Kong. All the infrastructure project investments are located in the People's Republic of China ("PRC"). The following table provides an analysis of the Group's turnover and contribution to profit from operations by geographical market:

| | **Turnover by geographical market** | | **Contribution to profit from operations** | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Hong Kong | **881,345** | 1,132,465 | **198,695** | 221,436 |
| Other regions in the PRC | **251,138** | 613,040 | **219,044** | 578,007 |
| Republic of Malta | **–** | – | **(12,330)** | (290,000) |
| Others | **–** | 4,598 | **(9,752)** | (13,019) |
| | **1,132,483** | 1,750,103 | **395,657** | 496,424 |

## 5. Profit from operations

| | **2002** | 2001 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Profit from operations has been arrived at after charging (crediting): | | |
| Depreciation of property, plant and equipment | **7,636** | 15,908 |
| Amortisation of cost of investment in jointly controlled entities | **40,504** | 36,543 |
| Interest income from bank deposits | **(54,018)** | (1,516) |
| Dividend from unlisted investments | **(467)** | – |
| Gain on repurchase of notes | **(620)** | (22,791) |

## 6. Profit on disposal of interest in a jointly controlled entity

The agreement for the disposal of the jointly controlled entity undertaking a property development project in Huanggang, Shenzhen of the PRC which was entered into in the prior year has become

effective during the year. The disposal has resulted in a profit before taxation of HK$191,385,000 which has been recognised in the current year. The prior year's profit on disposal of a jointly controlled entity was derived from the disposal of the Group's 25% interest in a highway project in Shunde, the PRC.

## 7. Finance costs

| | **2002** | 2001 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Interest expenses | | |
| Interest on: | | |
| Bank loans and overdrafts | **124,911** | 352,797 |
| Notes | | |
| – wholly payable within five years | **447,178** | 154,917 |
| – not wholly payable within five years | **–** | 313,630 |
| Other loans wholly payable within five years | **33,021** | 30,890 |
| Warranties wholly payable within five years | **–** | 27,296 |
| Total interest | **605,110** | 879,530 |
| Less: Amount borne by a jointly controlled entity | **–** | (126,456) |
| Amounts capitalised on: | | |
| – Infrastructure projects | **(6,000)** | (19,613) |
| – Properties under development | **–** | (7,424) |
| | **599,110** | 726,037 |
| Other finance costs | | |
| Premium on early redemption of notes | **112,528** | – |
| Notes issue expenses amortised | **56,720** | 17,260 |
| Loan arrangement fees and bank charges | **13,478** | 24,253 |
| | **182,726** | 41,513 |
| | **781,836** | 767,550 |

## 8. Taxation

| | **2002** | 2001 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| The (charge) credit comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong profits tax | | |
| Current year's provision | **(2,644)** | (571) |
| Overprovision in prior years | **–** | 1,200 |
| Taxation elsewhere | | |
| Current year's provision | **(23,168)** | (14,406) |
| Overprovision in prior years | **83,712** | 5,287 |
| | **57,900** | (8,490) |

| | | |
|---|---|---|
| Jointly controlled entities | | |
| Taxation elsewhere | **(7,194)** | (9,457) |
| Deferred taxation | **(54,900)** | – |
| | **(62,094)** | (9,457) |
| Associates | | |
| Hong Kong profits tax | **(864)** | (877) |
| Taxation elsewhere | **(8,297)** | (7,685) |
| | **(9,161)** | (8,562) |
| | **(13,355)** | (26,509) |

Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

During the year, the agreement by a joint venture partner of a jointly controlled entity undertaking an infrastructure project to be responsible for the payment of PRC withholding tax payable on the interest income derived by the Group from advances made to this entity has been finalized. Potential withholding tax amounted to a total of HK$83.7 million previously provided has been written back in the current year.

## 9. Dividends

| | **2002** *HK$'000* | 2001 *HK$'000* |
|---|---|---|
| Dividend paid | | |
| Interim: HK6 cents (2001: HK5 cents) per share | **52,559** | 43,799 |
| Dividend proposed | | |
| Final: HK7 cents (2001: HK7 cents) per share | **61,319** | 61,319 |
| Special: HK30 cents (2001: Nil) per share | **262,794** | – |
| | **376,672** | 105,118 |

## 10. Earnings per share

The calculation of the basic earnings per share is based on the net profit for the year of HK$339,790,000 (2001: HK$305,510,000) and on 875,982,121 (2001: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share for the current year is not shown because the exercise price of the share options granted by the Company was higher than the average market price for shares for the year. The Company had no dilutive potential ordinary shares outstanding during the year ended 30th June, 2001.

**11. Contingencies and charges on assets**

During the year, the Group has provided a guarantee in respect of a bank loan granted to a jointly controlled entity to the extent of 50% of the loan facilities utilized. Such bank loan was utilized by the jointly controlled entity for approximately RMB1,481 million at the balance sheet date.

Save as aforementioned, there has been no material change in contingencies and charges on assets of the Group since 30th June, 2001.

**12. Acquisitions and disposals of subsidiaries and associates**

During the year, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Thursday, the 17th day of October, 2002 at 4:00 p.m. for the following purposes:–

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final dividend and a 30th Anniversary Special Dividend.

3. To re-elect Directors and fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

**Ordinary Resolutions**

(1) "**THAT**:–

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

*Notes:–*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and 30th Anniversary Special Dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Friday, 11th October, 2002 to Thursday, 17th October, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend and 30th Anniversary Special Dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 10th October, 2002.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the 2002 Annual Report of the Company.

"Please also refer to the published version of this announcement in the South China Morning Post"

# Listed Companies Information

HOPEWELL HOLD<00054> - Results Announcement (Summary)

Hopewell Holdings Limited announced on 20/8/2002:
(stock code: 54)
Year end date: 30/6/2002
Currency: HK$
Auditors' Report: Unqualified
Review of Interim Report by: N/A

| | (Audited) Current Period from 1/7/2001 to 30/6/2002 ('000) | (Audited) Last Corresponding Period from 1/7/2000 to 30/6/2001 ('000) |
|---|---|---|
| Turnover | : 1,132,483 | 1,750,103 |
| Profit/(Loss) from Operations | : 395,657 | 496,424 |
| Finance cost | : (781,836) | (767,550) |
| Share of Profit/(Loss) of Associates | : 43,818 | 19,426 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : 513,920 | 205,394 |
| Profit/(Loss) after Tax & MI | : 339,790 | 305,510 |
| % Change over Last Period | : +11.2% | |
| EPS/(LPS)-Basic | : 38.8 cents | 34.9 cents |
| -Diluted | : N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : N/A | N/A |
| Profit/(Loss) after ETD Items | : 339,790 | 305,510 |
| Final Dividend per Share | : 7 cents | 7 cents |
| (Specify if with other options) | : N/A | N/A |
| B/C Dates for Final Dividend | : 11/10/2002 to 17/10/2002 bdi. | |
| Payable Date | : 22/10/2002 | |
| B/C Dates for Annual General Meeting | : 11/10/2002 to 17/10/2002 bdi. | |
| Other Distribution for Current Period | : 30th Anniversary special dividend @HK30 cents per share | |
| B/C Dates for Other Distribution | : 11/10/2002 to 17/10/2002 bdi. | |

Remark:

| | 1/7/2001 - 30/6/2002 | 1/7/2000 - 30/6/2001 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Profit/(Loss) after Taxation & MI includes: | | |
| - Profit on disposal of interest in a jointly controlled entity | 191,385 | 381,832 |
| - Impairment loss on a hotel property under development | - | (290,000) |
| | ========= | ========= |

HOPEWELL HOLDINGS LIMITED

Media Resources > PRESS RELEASE

PRESS RELEASE

ANNOUNCEMENT


PRESS RELEASE

LEADING TRANSPORTATION INFRASTRUCTURE COMPANY

Press Release

**20th August, 2002**

**HOPEWELL ANNOUNCES NET PROFIT UP 11% TO HK$340 MILLIO YEAR 2001/02**

- Recurring earnings before interest and tax was HK$953 million
- Net profit increased 11% to HK$340 million
- Earnings per share was HK38.8 cents
- Final dividend of HK7 cents per share
- 30th Anniversary Special Dividend of HK30 cents per share

Hopewell Holdings Limited today (20th August, 2002) announced that net the year ended 30th June, 2002 increased by 11% over the previous year HK$340 million, mainly due to the disposal of non-core assets in the PRC reduced interest expenses, which are partly offset by the majority portion 76%) of the early redemption premium accrued for the 2007 Notes. Earni share was HK 38.8 cents (2001: HK34.9 cents).

Recurring earnings before interest and tax slightly decreased to HK$953 r mainly due to the reduced interest income from the PRC joint ventures as of repayment of shareholders loan.

The Board of Directors recommends the payment of a final dividend of HK per share. Together with the interim dividend paid of HK6 cents per share dividends for the year ended 30th June, 2002 will amount to HK13 cents

In view of the substantial strengthening of its financial position, on the oc
the 30th Anniversary of the Group, the Board of Directors has decided to
recommend the additional payment of a 30th Anniversary Special Dividen
cents per share.

During the period under review, the joint venture company for the Guang:
Shenzhen Superhighway obtained a 10-year bank loan from a PRC bank t
shareholders loan advanced by the Group in a total sum of approximately
million. The Group has, by way of Covenant Defeasance, deposited with tl
of the 2004 and the 2007 Notes a sum equal to the total amount of all pri
repayment, interest and fees due payable in future under the said Notes.
also exercised the option for early redemption of the outstanding US$372
2007 Notes on 15th August, 2002. Early redemption of the 2007 Notes wi
further reduction of interest expense in the coming financial years.

During the financial year, the Group reduced its interest expenses by 17%
compared with the previous year. Total net debt over equity was 21%, dc
the previous year's 56%. The above demonstrates the success of the Gro
efforts to achieve an appropriate net debt to equity ratio.

In commenting on the year's results, Sir Gordon Wu, Chairman of Hopewe
"2001/02 was an extremely challenging year. The Group's primary busine
Guangdong and Hong Kong. The Group's property and hotel businesses in
Kong have been affected by the 911 incident but mitigated by the cost-cu
intense marketing. The Group's transportation projects on the mainland n
steady growth due to strong economic growth in the Pearl River Delta."

Share of the joint venture companies' results in infrastructure business at
to the Group was HK$ 516 million, an increase of 110% over last year. Th
daily traffic flow of Guangzhou-Shenzhen Superhighway reached 123,000
an increase of 14% compared with last year, while toll revenue increased
RMB 1,892 million. The Shunde Roads and the Shunde 105 Road registere
growth of 3% and 9% respectively. The Guangzhou East-South-West Rinc
recorded an average daily traffic flow of 33,000 vehicles.

The rental situation of the Group's properties in Hong Kong remained stea
Hopewell Centre maintained an average occupancy rate of 93% and Hong

(68)

# HOPEWELL HOLDINGS LIMITED
# 合和實業有限公司

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT

**SUMMARY**

The board of directors of the Company is pleased to announce that the Company exercised the option to early redeem all outstanding 2007 Notes issued by GSSH in August 1997 and has fully repaid the principal together with interest and fees payable under the 2004 Notes by way of Covenant Defeasance.

Further to the announcement of the Company made on February 8, 2002, the board of directors of the Company is pleased to announce that:

(1) On August 15, 2002, the Company exercised the option to early redeem all outstanding 2007 Notes issued by GSSH in August 1997 by paying altogether US$410.3 million for its entire principal, accrued interest and premium;

(2) The Company has also fully repaid the principal together with interest and fees payable under the 2004 Notes by way of Covenant Defeasance. Since February 8, 2002, a total sum of US$251.5 million has been deposited in Citibank N.A., New York (as Paying Agent as defined in the Notes) which is sufficient to pay the entire principal and interest of all outstanding 2004 Notes until its maturity.

As a result, the outstanding debt liabilities of the Hopewell Group have been reduced substantially by the amount of Notes repaid.

## TERMS USED IN THIS ANNOUNCEMENT

In this announcement the following expressions have the following meanings:

| | |
|---|---|
| "Company" | Hopewell Holdings Limited; |
| "Covenant Defeasance" | means, in relation to the outstanding Notes, the depositing with the trustee or paying agent of the Notes in accordance with the terms of the Notes, money and/or US treasury bills and/or securities of U.S. governmental or statutory bodies (as permitted under the Notes) in an amount sufficient to pay or discharge the principal and interest of the outstanding Notes; |
| "GSSH" | Guangzhou-Shenzhen Superhighway (Holdings) Ltd., a company incorporated in the British Virgin Islands with limited liability and is indirectly owned by the Company as to 97.5%; |

| | |
|---|---|
| "Hopewell Group" | means the Company and its subsidiaries; |
| "Notes" | means the US$600 million fixed rate notes, including the 2004 Notes and the 2007 Notes, issued in August 1997 by GSSH for the funding of the Shareholders' Loans; |
| "2004 Notes" | means the US$200 million $9^7/_8$% Notes due 2004; and |
| "2007 Notes" | means the US$400 million $10^1/_4$% Notes due 2007. |

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, August 15, 2002

"Please also refer to the published version of this announcement in the South China Morning Post"

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 8 AUG 2002
RECEIVED

(6)

Your Ref.:

Our Ref.: S/1023/78 PWH/am

7 AUG 2002

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st July, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client/YS.
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

nthly Return on Movement of Listed Equity Securities
the month ended 31st July, 2002

: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

m: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

e: - 7 AUG 2002

**A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

## (B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

## (C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

)) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| HARE OPTIONS*<br>ype | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| . Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>. ________________<br>Exercise price: HK$ ________ | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| VARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| . ________________<br>Subscription price HK$ ______<br><br>. ________________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ____________ Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| **OTHER ISSUES OF SHARES*** | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

70

Your Ref.:

Our Ref.: S/1023/78 PWH/am

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 6 JUL 2002
RECEIVED

- 6 JUL 2002

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th June, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Computershare Hong Kong Investor Services Ltd.
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th June, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 6 JUL 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: | |
| 3. | Other classes of shares | : | | please specify: | ________ |
| 4. | Warrants | : | | please specify: | ________ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| 2. ____________<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| 2. ____________<br>Subscription price HK$ ______ | | | | | | |

| CONVERTIBLES*<br>Class | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| ______<br>Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A<br>============ |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

(71)


# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 JUN 2002

E-Business and Information Services Dept. (Index and Statistics),
The Stock Exchange of Hong Kong Limited,
10/F., One International Finance Centre,
No.1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 JUN 2002
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st May, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client / Ys.
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st May, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 7 JUN 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

**(B) Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| . Share Option Scheme<br>Exercise price: HK$ 6.15 per share | 8,300,000 | N/A | N/A | N/A | 8,300,000 | N/A |
| . ____________<br>Exercise price: HK$ ______ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| . ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |
| . ____________<br>Subscription price HK$ ______ | | | | | | |

| ONVERTIBLES*<br>lass | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| <br>onvertible price: HK$ ________ | N/A | N/A | N/A | N/A |
| THER ISSUES OF SHARES* | | | | |
| ights Issue | Price: | Issue and allotment Date: | | |
| lacing | Price: | Issue and allotment Date: | | |
| onus Issue | | Issue and allotment Date: | | |
| crip Dividend | | Issue and allotment Date: | | |
| epurchase of share | | Cancellation Date: | | N/A |
| edemption of share | | Redemption Date: | | |
| onsideration issue | Price: | Issue and allotment Date: | | |
| thers (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

lote:
.ll information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange ·ithout prior notification to the company/issuer.

51023/form1/am

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 MAY 2002
RECEIVED

72

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 MAY 2002

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th April, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

nthly Return on Movement of Listed Equity Securities
the month ended 30th April, 2002

: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

m: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

e: 7 MAY 2002

A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ____________ |
| 4. | Warrants : | | | please specify: ____________ |

B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| ncrease/(Decrease) EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| ncrease/(Decrease) uring the month | Nil | Nil | Nil |
| alance at close of the month: | 875,982,121 | Nil | Nil |

Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| ARE OPTIONS*<br>e | No. of Options | Granted | Exercised | Cancelled | No. of Options | N/A |
| Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>Exercise price: HK$ ________ | 3,000,000 | 5,300,000 | N/A | N/A | 8,300,000 | |
| RRANTS*<br>of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | N/A |
| ubscription price HK$ ______<br><br>ubscription price HK$ ______ | N/A | N/A | | | N/A | |

| NVERTIBLES* ss | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ______ vertible price: HK$ ______ | N/A | N/A | N/A | N/A |

| HER ISSUES OF SHARES* | | | |
|---|---|---|---|
| its Issue | Price: | Issue and allotment Date: | |
| ing | Price: | Issue and allotment Date: | |
| us Issue | | Issue and allotment Date: | |
| p Dividend | | Issue and allotment Date: | |
| urchase of share | | Cancellation Date: | N/A |
| emption of share | | Redemption Date: | |
| sideration issue | Price: | Issue and allotment Date: | |
| ers (Please specify) | Price: | Issue and allotment Date: | |

| | |
|---|---|
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

e:
nformation contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange out prior notification to the company/issuer.

*23/form1/am*

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 APR 2002

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
10 APR 2002
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st March, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client / Ys.
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

#b1023/ltr/1/am

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st March, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 9 APR 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares | : √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | please specify: ________ |
| 4. | Warrants | : | | please specify: ________ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme<br>Exercise price: HK$ 6.15 per share<br><br>2. ________<br>Exercise price: HK$ ______ | N/A | 3,000,000 | N/A | N/A | 3,000,000 | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ________<br>Subscription price HK$ ______<br><br>2. ________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ____________ Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#b1023/form1/am





HH

# HOPEWELL HOLDINGS LIMITED

## 2001–2002 Interim Report

# 合 和 實 業 有 限 公 司

## 二零零一至二零零二年中期報告

# FINANCIAL HIGHLIGHTS

- Earnings before interest and tax was HK$516 million, up 7%.
- Net profit was HK$165 million, up 3%.
- Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd. repaid the shareholders loan of US$684 million to the Group in February 2002. The sum received has been used to effect Covenant Defeasance for the repayment of the 2004 and 2007 Notes and the exercise of the option to early redeem the 2007 Notes.

# CONTENTS

# GROUP RESULTS

For the six months ended 31st December, 2001, the unaudited Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| | Group Turnover (Note 1) | | Earnings before interest and tax | |
|---|---|---|---|---|
| | 2001 HK$'million | 2000 HK$'million | 2001 HK$'million | 2000 HK$'million |
| Infrastructure project investments | 178 | 273 | 370 | 350 |
| Property rental, agency and management | 177 | 182 | 120 | 113 |
| Hotel and food operations | 128 | 146 | 17 | 14 |
| Construction and project management | 124 | 343 | 10 | (1) |
| Treasury operations and others | 20 | 17 | 24 | 30 |
| | 627 | 961 | 541 | 506 |
| Corporate administrative expenses | | | (25) | (25) |
| Earnings before interest and tax (recurring) *(Note 2)* | | | 516 | 481 |

Notes:

(1) Group turnover is arrived at after eliminating inter-segment turnover of HK$14 million (six months ended 31.12.2000 : HK$15 million) in respect of property rental, agency and management fees.

(2) Earnings before interest and tax (recurring) is the sum of profit from operations (before impairment loss) of HK$277 million (six months ended 31.12.2000 : HK$375 million) and share of results of jointly controlled entities and associates totalling HK$239 million (six months ended 31.12.2000 : HK$106 million).

The Group's turnover decreased by 35% to HK$627 million, mainly attributable to the decrease in construction revenue and reduced financial income from the joint ventures as a result of low interest rate and progressive repayment of the advances made by the Group ("shareholders loan") to joint venture companies operating in the People's Republic of China ("PRC") during the period. Total toll revenue of PRC joint ventures in operation amounted to RMB1,276 million as compared to RMB1,217 million of the last corresponding period. However, as the results of the joint ventures are accounted for on an equity basis, the Group's attributable share of the revenue of the joint ventures has not been included in the Group's turnover.

The Group's earnings before interest and tax (recurring) increased by 7% to HK$516 million, mainly due to the consistently good performance of Guangzhou-Shenzhen Superhighway and the streamlining of food operations.

The Group reported an unaudited net profit of HK$165 million, up 3% as compared with HK$160 million of the last corresponding period. Taking advantage of the low interest rate environment, the Group refinanced its banking facilities and as a result, interest expenses on banking facilities were significantly reduced.

Condensed Financial Statements and their accompanying notes are presented on pages 13 to 24.

## INTERIM DIVIDEND AND CLOSE OF REGISTER

The Board of Directors has resolved to pay an interim dividend of HK6 cents in respect of the financial year ending 30th June, 2002 (2001: HK5 cents) per ordinary share. The dividend will be paid on or about 30th April, 2002 to those shareholders registered at the close of business on 27th March, 2002. The register of members of the Company will be closed from 22nd March, 2002 to 27th March, 2002, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at Shops 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 21st March, 2002.

## BUSINESS REVIEW

### Infrastructure

In recent years, China has been registering rapid business growth and the Guangdong Province has out-performed other provinces in economic development. In 2000, the GDP growth rate in the Guangdong Province was 10% and the number of car ownership grew by 20% as income levels have gradually been increasing. These factors lead to a higher usage of highways. The Group has invested in five toll road projects in the Pearl River Delta Region of the Guangdong Province. Four of these are in official operation. The daily average traffic flow of all the operating projects reached 359,000 vehicles in total from July to December 2001, a growth of 6% as compared to the last corresponding period. The contribution from infrastructure business accounted for 72% of the Group's earnings before interest and tax.

The Guangzhou-Shenzhen Superhighway is the principal transport route of the Pearl River Delta Region, linking the key cities of Hong Kong, Shenzhen, Dongguan and Guangzhou. Traffic flow continued to increase in parallel with the Region's growing economic development. During the review period, average daily traffic flow of the Superhighway was 121,000 vehicles, an increase of 14,000 vehicles as compared with that of the last corresponding period of 107,000 vehicles.

In February 2002, the joint venture company of the Guangzhou-Shenzhen Superhighway arranged a bank loan with a PRC bank in repayment of a total sum of approximately US$684 million of the shareholders loan advanced by the Group. The sum received will be used to repay in due course the principal together with interest and fees payable under the Notes issued in August 1997.

Located in Shunde Municipality, the Shunde Roads and the Shunde 105 Road are two important highway networks in the western part of the Pearl River Delta Region. They are also the principal highways connecting the neighbouring municipalities. The average daily traffic of the Shunde Roads was comparable to that of last year, reaching 103,000 vehicles during the review period. As for the Shunde 105 Road, traffic continued to grow steadily with an average daily traffic flow of 102,000 vehicles, an increase of 8,000 vehicles as compared with that of the last corresponding period of 94,000 vehicles.

The Guangzhou East-South-West Ring Road ("ESW Ring Road") is built in the form of expressway surrounding downtown Guangzhou. During the past six months, average daily traffic was 33,000 vehicles. In December 2001, the joint venture company arranged a PRC financing facility in the sum of RMB1.5 billion. Part of the proceeds was to finance the project cost, and the balance was applied to repay shareholders loan advanced by the joint venture parties, of which the Group received HK$286 million.

The Guangzhou-Zhuhai Superhighway is the Group's new investment project in the mainland. After completion, it will connect with the Shunde Roads and form one of the principal highways in the western part of the Pearl River Delta Region. With a total length of 58km, the Superhighway starts at the Hainan Interchange of the ESW Ring Road, passing through Guangzhou, Nanhai, Shunde and Zhongshan, then meets the National Route 105 to access Zhuhai. The project is to be constructed in three phases. Phase I is a 15km highway running from the ESW Ring Road to the Bigui section of the Shunde Roads. The estimated project cost for Phase I is RMB1.7 billion, which will be largely funded by Renminbi project financing. The ground breaking ceremony of Phase I construction work took place in December 2001. The Group owns a 50% profit sharing interest in this project.

Combined financial information of the PRC joint ventures in operation for the six months ended 31st December, 2001:

| | RMB'million |
|---|---|
| Toll revenue | 1,276 |
| Earnings before interest and tax | 919 |

Note:

Included in consolidated income statement are the interest income from the joint ventures and share of profits accounted for on an equity basis, totalling HK$387 million. Toll revenue of the joint ventures has not been consolidated in the Group's turnover.

## Property

Hong Kong entered economic recession in the second half of 2001. Unemployment remained high and transactions in the property market were significantly low. Despite this, rental from the Group's commercial properties was satisfactory relative to the environment. During the period of July to December 2001, the average occupancy rate of Hopewell Centre remained at 95%, which is the same as last year. In the meantime, rental from the Hongkong International Trade and Exhibition Centre ("HITEC") increased with the average occupancy rate reaching 67%, an increase of 5% as compared to the same period of last year. Most of the tenants were from production houses of conferences and exhibitions. The Group plans to incorporate the commercial usage of HITEC and is now in detailed discussion with the Government on the change of land use.

Although the rental situation of these two properties was fairly stable, the rental rate is unavoidably under downward pressure as a result of the overall weakness in the market. In view of this, the Group has been reducing operating and financial expenses and the result of this effort has been encouraging. During the review period, the property business accounted for 23% of the Group's earnings before interest and tax.

## Hospitality

The local tourism industry experienced a sharp decline after the '9-11 incident' in the United States. Hong Kong's visitor arrivals recorded negative growth in September and October 2001, with visitors from the United States dropping sharply by 25%. On the other hand, the mainland market was not affected, and visitor arrivals continued to grow steadily, with a year-on-year growth of 30% in the fourth quarter, off-setting a further decline in the industry. In this market environment, the average occupancy rate of the Group's Panda Hotel for the six months ended 31st December, 2001 was 74%, a decrease of 4% over the last corresponding period. Room revenue also declined by 11%. As the Hotel targets primarily mainland tourists, the occupancy rate began to increase since the fourth quarter of 2001.

The hotel business in the mainland was comparatively steady. In the past six months, the average occupancy rate of China Hotel was 75%, an increase of 10% as compared to last year, thus upholding its reputation as a popular international hotel.

Facing intense competition in the hotel industry, the Group continued to streamline operations. During the period, the hospitality business accounted for 3% of the Group's earnings before interest and tax.

## Construction

Construction of the Group's school projects contracted in the last financial year progressed satisfactorily. These projects are expected to be completed in July 2002.

The structural work of the residential project in Hong Kong's mid-levels was completed in December 2001. During the review period, the Group was awarded another sub-contract for an office block in Mong Kok where the 'slip-climbform' building method will be employed.

## Others

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Negotiations continued to be held between the Group and the Indonesian state-owned electricity company, PT. PLN (Persero) on the compensation for the Tanjung Jati B Power Station.

# FINANCIAL REVIEW

The Group continued to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilities, the Group has adequate financial resources to fund its investment projects.

The maturity profile of the Group's borrowings at 31st December, 2001 as compared with that at 30th June, 2001, is shown as follows:

| | Within 1 year | 1 – 2 years | 2 – 5 years | Over 5 years |
|---|---|---|---|---|
| At 31st December, 2001 | 5% | 4% | 41% | 50% |
| At 30th June, 2001 | 7% | 5% | 40% | 48% |

The Group will continue to ensure that all activities are financed at the lowest cost available.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

| | At 31st December, 2001 HK$'million | At 30th June, 2001 HK$'million |
|---|---|---|
| Equity | 14,068 | 13,966 |
| Total net debt | 7,088 | 7,845 |
| Total capitalization | 22,028 | 22,394 |
| Total net debt vs total capitalization | 32% | 35% |
| Total net debt vs equity | 50% | 56% |

The major part of the Group's borrowings are the US dollar denominated unsecured Notes of HK$4,630 million (before deducting the Notes repurchased by the Group), consisting of US$200 million Notes maturing in 2004 and US$393.6 million Notes maturing in 2007, bearing fixed interest rates of 9⅞% per annum and 10¼% per annum respectively. The Group's remaining borrowings carry interest at floating rates, and the majority of which are denominated either in US Dollars or Hong Kong Dollars.

In February 2002, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., the joint venture company, repaid the principal and interest of the shareholders loan in the amount of US$684 million advanced by the Group. A sum has been deposited by the Group in a trust account for Covenant Defeasance in accordance with the terms governing the Notes which is sufficient for the repayment of the outstanding principal together with interest payable under the Notes, and notice has been given for early redemption of the outstanding 2007 Notes on 15th August, 2002. The early repayment of the Notes will result in further reduction of gearing of the Group and lower interest burden in due course.

## PROSPECTS

The year 2002 will be a difficult period given the slowdown in economic development and the sluggish business situation. The Group, with its base in Hong Kong, will continue to focus on infrastructure and property businesses and to adjust operating costs to enhance shareholder value.

China's admission into the World Trade Organization and its successful bid for the 2008 Olympic Games will be important factors in the country's future economic growth. The Group's experience in China's infrastructure development during the past 20 years places it in an excellent position to identify and capitalize on new opportunities as they arise. At the same time, it will continue to add value to the existing activities by leveraging its expertise and capabilities to increase profitability.

During the period, steps have been taken to strengthen the financial base by implementing a series of refinancing programs. In view of the low interest rate environment in the global financial markets, the Group will continue to seek opportunities to improve its financial arrangements so as to further strengthen the financial structure and improve cash flow.

To strengthen the overall management of the Group, a number of new appointments have been made to the Board since the beginning of 2002 (see 'Changes of Directors' for details), which is expected to provide clearer strategic directions and renewed energy to steer the Group towards solid and stable growth in the future.

## CHANGES OF DIRECTORS

With effect from 1st January, 2002, Mr. Eddie Ping Chang HO succeeded Sir Gordon Ying Sheung WU as the Managing Director of the Company while Sir Gordon Ying Sheung WU continued to act as the Chairman of the Board. On the same date, Messrs. Josiah Chin Lai KWOK, Thomas Jefferson WU and Alan Chi Hung CHAN were appointed the Deputy Managing Director, the Chief Operating Officer and an Executive Director of the Company respectively.

Mr. Henry Hin Moh LEE retired from his executive duties of the Company with effect from 31st December, 2001 and continues as a Non-Executive Director. Mr. Joachim BURGER resigned as an Executive Director of the Company with effect from 28th February, 2002.

The Board would like to welcome all the new appointments as well as to express appreciation towards Mr. Joachim BURGER's valuable contribution to the Company.

# DISCLOSURE OF ADDITIONAL INFORMATION IN ACCORDANCE WITH THE LISTING RULES

## Acquisitions and Disposals of Subsidiaries and Associates

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## Employees

There were approximately 1,171 employees in the Group as at 31st December, 2001. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performances. Various benefits include medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an on-going basis throughout the Group.

A share option scheme has been established by the Company since 11th October, 1994 for granting options to directors and employees of the Group. As at 31st December, 2001, no options have been granted since the date of adoption.

## Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed on auditing, internal control and financial report matters including the review of the unaudited interim financial statements.

## Code of Best Practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

## Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associated companies ("the Affiliated

Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the condensed consolidated balance sheet as at 31st December, 2001.

A proforma combined balance sheet of the Affiliated Companies as at 31st December, 2001, is presented below:

| | Combined total HK$'million | Funds injected by the Group HK$'million |
|---|---|---|
| Total assets | 21,671* | |
| Financed by: | | |
| Registered capital/share capital | 2,388 | 1,607# |
| Accumulated losses | (887)^ | |
| | 1,501 | |
| Long term liabilities | | |
| – Advances from shareholders/ joint venture partners/ related companies | 13,671 | 8,012# |
| – Other long–term loans | 5,720 | |
| | 19,391 | |
| Current liabilities | 779 | 98 |
| Total equity and liabilities | 21,671* | 9,717 |

* With the exception of the investments in the two property-development joint ventures which are immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.

^ Accumulated losses are mainly attributed to interest expenses incurred during the trial operation of the toll roads before commencement of the joint venture co-operation period.

\# As at 31st December, 2001, the Group had made unsecured capital contributions and advances of HK$702 million and HK$5,765 million respectively to the joint venture company, Guangzhou-Shenzhen-Zhuhai Superhighway Co. Ltd., which undertakes the Guangzhou-Shenzhen Superhighway project. A portion of the total amount amounting to HK$113 million carries interests at 10.1244% per annum and is repayable in cash by quarterly instalments, the last of which will fall due in December 2003. The remaining portion, substantially all of which carried interest at LIBOR plus 1.5% per annum, had no fixed repayment terms and was repayable out of the net cash surplus from operation of the joint venture company. Subsequent to the balance sheet date, the joint venture company repaid the shareholder loans of approximately US$684 million, the details of which are referred to in Note 17 to the condensed financial statements.

As at 31st December, 2001, the Group had made unsecured capital contributions and advances of approximately HK$221 million and HK$957 million respectively to the joint venture company, Guangzhou E-S-W Ring Road Company Limited, which undertakes the Guangzhou East-South-West Ring Road project. The advances are unsecured, interest free with no fixed repayment terms and are repayable out of the net cash surplus from operation of the joint venture company. As at that date, the Group has also provided a guarantee to the extent of approximately HK$707 million in respect of banking facilities granted to the joint venture company.

## Substantial Shareholders

Save as disclosed under the section headed "Directors' Interest in Shares", as at 31st December, 2001, the Company had not been notified by any person, not being a director of the Company, of interests in the share capital of the Company required to be recorded in the register under Section 16(1) of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance").

## Directors' Interest in Shares

As at 31st December, 2001, the beneficial interests of the directors and their associates in the shares of the Company and its associated corporations (as defined by the SDI Ordinance) were as follows:

(a) Beneficial Interests in Shares in the Company

| Directors | Personal | Family | Corporate | Other | Total |
|---|---|---|---|---|---|
| Gordon Ying Sheung WU | 74,443,893 | 113,730,592(i) | 123,187,019 | 30,670,093 | 250,204,287(iii) |
| Eddie Ping Chang HO | 19,360,000 | 246,000 | 1,980,000 | - | 21,586,000 |
| Thomas Jefferson WU | 12,333,800 | - | 810,092 | - | 13,143,892 |
| Henry Hin Moh LEE | 2,795,322 | - | - | - | 2,795,322 |
| Robert Van Jin NIEN | 100,000 | - | - | - | 100,000 |
| Guy Man Guy WU | 2,645,650 | - | - | - | 2,645,650 |
| Ivy Sau Ping Kwok WU | 21,903,282 | 228,301,005(ii) | 61,157,217 | 30,670,093 | 250,204,287(iii) |
| Linda Lai Chuen LOKE | - | 1,308,981 | - | - | 1,308,981 |
| Joachim BURGER | 39,776 | - | - | - | 39,776 |
| David Yau-gay LUI | 8,537 | - | - | - | 8,537 |

Notes:

(i) The family interests of 113,730,592 shares represent the interests of Lady Ivy Sau Ping Kwok WU, the wife of Sir Gordon Ying Sheung WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column.

The figure of 113,730,592 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(ii) The family interests of 228,301,005 shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping Kwok WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column.

The figure of 228,301,005 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(iii) The disclosures of total interests of 250,204,287 shares made by Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping Kwok WU are arrived at after eliminating the duplications referred to in (i) and (ii) respectively. Both disclosures relate to the same parcel of shares.

(b) Beneficial Interests in Shares in Associated Corporations

| Directors | Name of Company | Personal | Family | Corporate | Total |
|---|---|---|---|---|---|
| Eddie Ping Chang HO | HCNH Insurance Brokers Limited | - | - | 300,000(i) | 300,000 |
| | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | - | - | (ii) | (ii) |
| Thomas Jefferson WU | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | - | - | (iii) | (iii) |
| Joachim BURGER | Mega Hotels Management Limited | 297,000 | - | - | 297,000 |
| Victor Tzar Kuoi LI | Guangzhou-Shenzhen Superhighway (Holdings) Ltd. | - | - | (iv) | (iv) |

Notes:

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 300,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-third of its issued share capital.

(ii) The 10¼% Notes due 2007 for a face amount of US$12,275,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by a company in which Mr. Eddie Ping Chang HO was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iii) The 10¼% Notes due 2007 for a face amount of US$9,250,000 and the 9⅞% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iv) The 10¼% Notes due 2007 for a face amount of US$8,000,000 and the 9⅞% Notes due 2004 for a face amount of US$7,500,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Victor Tzar Kuoi LI was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(v) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

## Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

By Order of the Board
**Eddie Ping Chang HO**
*Managing Director*

Hong Kong, 4th March, 2002

# CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2001

| | Note | (unaudited) Six months ended 31.12.2001 HK$'000 | 31.12.2000 HK$'000 |
|---|---|---|---|
| Turnover | 4 | 627,143 | 960,519 |
| Cost of sales and services | | (253,537) | (514,891) |
| | | 373,606 | 445,628 |
| Other revenue | | 6,221 | 15,029 |
| Selling and distribution costs | | (8,160) | (11,400) |
| Administrative expenses | | (67,008) | (58,041) |
| Other operating expenses | | (27,390) | (16,602) |
| Profit from operations before impairment loss | | 277,269 | 374,614 |
| Impairment loss on a hotel property under development | | – | (290,000) |
| Profit from operations after impairment loss | 4 | 277,269 | 84,614 |
| Finance costs | 5 | (337,982) | (379,650) |
| Profit on partial disposal of interest in a jointly controlled entity | | – | 375,123 |
| Share of results of | | | |
| – jointly controlled entities | | 215,434 | 96,018 |
| – associates | | 23,683 | 9,952 |
| Profit from ordinary activities before taxation | | 178,404 | 186,057 |
| Taxation | 7 | (8,960) | (24,582) |
| Profit before minority interests | | 169,444 | 161,475 |
| Minority interests | | (4,187) | (1,566) |
| Net profit for the period | | 165,257 | 159,909 |
| Dividend | 8 | 52,559 | 43,799 |
| | | HK cents | HK cents |
| Earnings per share | 9 | | |
| Basic | | 18.9 | 18.3 |

# CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2001

| | Note | 31.12.2001 (unaudited) HK$'000 | 30.6.2001 (audited and restated) HK$'000 |
|---|---|---|---|
| **Non-current Assets** | | | |
| Investment properties | | 6,388,482 | 6,384,800 |
| Property, plant and equipment | | 1,118,313 | 1,118,985 |
| Properties for or under development | | 686,609 | 662,571 |
| Interests in jointly controlled entities | | 13,883,696 | 14,568,863 |
| Interests in associates | | 119,877 | 118,577 |
| Other investments | | 40,639 | 40,159 |
| Long-term loans receivable | | 338,057 | 338,143 |
| Pledged bank deposits | | 89,916 | 87,376 |
| | | 22,665,589 | 23,319,474 |
| **Current Assets** | | | |
| Inventories | | 12,216 | 10,317 |
| Properties for sale | | 3,762 | 3,762 |
| Trade and other receivables | 10 | 108,322 | 130,554 |
| Deposits and prepayments | | 189,117 | 184,142 |
| Amounts due from customers for contract work | | 28 | 4,520 |
| Current portion of long-term loans receivable | | 116,732 | 95,088 |
| Bank balances and cash | | 657,871 | 446,303 |
| | | 1,088,048 | 874,686 |
| **Current Liabilities** | | | |
| Trade and other payables | 11 | 1,239,818 | 1,229,191 |
| Rental and other deposits | | 74,333 | 76,072 |
| Amounts due to customers for contract work | | 19,889 | 34,833 |
| Provision for taxation | | 205,623 | 211,904 |
| Current portion of | | | |
| Long-term borrowings | 14 | 219,973 | 194,825 |
| Warranties | | 156,000 | 78,000 |
| Bank loans and overdrafts | | 184,094 | 380,509 |
| | | 2,099,730 | 2,205,334 |
| **Net Current Liabilities** | | (1,011,682) | (1,330,648) |
| | | 21,653,907 | 21,988,826 |
| **Capital and Reserves** | | | |
| Share capital | 12 | 2,189,955 | 2,189,955 |
| Reserves | 13 | 11,877,852 | 11,775,595 |
| | | 14,067,807 | 13,965,550 |
| **Minority Interests** | | 17,215 | 13,028 |
| **Non-current Liabilities** | | | |
| Long-term borrowings | 14 | 7,267,090 | 7,631,524 |
| Warranties | | 242,059 | 320,059 |
| Amounts due to associates | | 59,736 | 58,665 |
| | | 7,568,885 | 8,010,248 |
| | | 21,653,907 | 21,988,826 |

# CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 31st December, 2001

| | Six months ended | |
|---|---|---|
| | 31.12.2001 (unaudited) HK$'000 | 31.12.2000 (unaudited) HK$'000 |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | (1,681) | 813 |
| Share of exchange equalisation reserve of jointly controlled entities and associates | – | (602) |
| Adjustment to cost of investment property dealt with in revaluation reserve | – | 18,082 |
| Net (losses) gains not recognised in the condensed consolidated income statement | (1,681) | 18,293 |
| Net profit for the period | 165,257 | 159,909 |
| Total recognised gains | 163,576 | 178,202 |

| | At 1.7.2000 HK$'000 |
|---|---|
| Prior period adjustments arising from changes in accounting policies (note 3) | |
| Effect on reserves at 1st July, 2000 | |
| – increase in capital reserve | 70,285 |
| – increase in dividend reserve | 52,559 |
| – decrease in retained profits | (43,696) |
| | 79,148 |

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2001

| | Six months ended | |
|---|---|---|
| | **31.12.2001 (unaudited)** HK$'000 | **31.12.2000 (unaudited)** HK$'000 |
| Net cash inflow from operating activities | 133,499 | 68,056 |
| Net cash outflow from returns on investments and servicing of finance | (341,768) | (377,536) |
| Net cash outflow from taxation | (2,958) | (8,793) |
| Net cash inflow from investing activities | 968,160 | 901,003 |
| Net cash inflow before financing | 756,933 | 582,730 |
| Net cash outflow from financing | (493,395) | (434,051) |
| Increase in cash and cash equivalents | 263,538 | 148,679 |
| Cash and cash equivalents at beginning of the period | 393,794 | 448,526 |
| Effect of foreign exchange rate changes | 445 | 2,234 |
| Cash and cash equivalents at end of the period | 657,777 | 599,439 |

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 31st December, 2001

## 1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

## 2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties.

The accounting policies adopted for the preparation of the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2001, except as described below.

In the current period, the Group has adopted a number of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new/revised accounting policies.

### Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment (Note 3).

### Provisions

In accordance with SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets", provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. Adoption of this accounting policy has resulted in the derecognition of general provision. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment (Note 3).

### Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the six months ended 31st December, 2000 have been amended so that they are presented on a consistent basis.

### Goodwill

In the current period, the Group has adopted SSAP 30 "Business Combinations" and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Amortisation in respect of goodwill between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 has been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 has been recognised retrospectively. The effect of these adjustments is summarised in Note 3. Following the adoption of SSAP 30, goodwill arising on acquisition will be capitalised and amortised on a straight-line basis over its useful economic life. Negative goodwill will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which such goodwill resulted.

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 3. PRIOR PERIOD ADJUSTMENTS

The financial effects of the adoption of the new/revised accounting policies described in Note 2 are summarised below:

| | Capital reserve HK$'000 | Dividend reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Balance at 1st July, 2000 | | | | |
| As previously stated | 12,711 | – | 314,627 | 327,338 |
| Derecognition of liability for final dividend for the year ended 30th June, 2000 | – | 52,559 | – | 52,559 |
| Derecognition of provision for hotel maintenance | – | – | 26,589 | 26,589 |
| Adoption of SSAP 30 with retrospective effect: | | | | |
| – Goodwill previously eliminated against capital reserve amortised | 99,992 | – | (99,992) | – |
| – Negative goodwill previously credited to capital reserve released to income | (29,707) | – | 29,707 | – |
| As restated | 82,996 | 52,559 | 270,931 | 406,486 |

The adoption of the new/revised accounting policies would not result in material impacts on the results of the Group for the current and prior periods.

## 4. TURNOVER AND CONTRIBUTION

(a) The turnover and contribution of the Group analysed by activities are as follows:

| | Turnover Six months ended | | Contribution Six months ended | |
|---|---|---|---|---|
| | 31.12.2001 HK$'000 | 31.12.2000 HK$'000 | 31.12.2001 HK$'000 | 31.12.2000 HK$'000 |
| Infrastructure project investments | 177,588 | 272,770 | 152,138 | 247,865 |
| Property investment and management | | | | |
| – property letting | 185,793 | 190,506 | 120,591 | 115,664 |
| – agency and management | 5,619 | 6,263 | 474 | 1,610 |
| Hospitality services | | | | |
| – hotel operations and management | 66,809 | 74,733 | 8,150 | 10,043 |
| – restaurant operations and food catering | 61,003 | 71,088 | 2,131 | (2,904) |
| – impairment loss on a hotel property under development | – | – | – | (290,000) |
| Construction and project management | 123,920 | 342,923 | 7,200 | (1,227) |
| Treasury operations – interest income | 19,713 | 16,122 | 19,713 | 16,122 |
| Others | 581 | 948 | (7,745) | 12,630 |
| Elimination of inter-segment revenue (Note) | (13,883) | (14,834) | | |
| | 627,143 | 960,519 | 302,652 | 109,803 |
| Less: Unallocated administrative expenses | | | (25,383) | (25,189) |
| Profit from operations after impairment loss | | | 277,269 | 84,614 |

Note:

Inter-segment revenue comprised of property rentals of HK$11,279,000 (six months ended 31.12.2000: HK$12,145,000) and property agency and management service fees of HK$2,604,000 (six months ended 31.12.2000: HK$2,689,000) charged to other segments.

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 4. TURNOVER AND CONTRIBUTION (continued)

(b) The turnover and contribution of the Group analysed by geographical locations are as follows:

| | Turnover Six months ended | | Contribution Six months ended | |
|---|---|---|---|---|
| | 31.12.2001 HK$'000 | 31.12.2000 HK$'000 | 31.12.2001 HK$'000 | 31.12.2000 HK$'000 |
| Hong Kong | 434,407 | 645,720 | 103,592 | 111,108 |
| Other regions in the People's Republic of China | 179,003 | 279,822 | 170,392 | 249,600 |
| Republic of Malta | – | – | (8,365) | (290,000) |
| Other locations | 13,733 | 34,977 | 11,650 | 13,906 |
| | 627,143 | 960,519 | 277,269 | 84,614 |

## 5. FINANCE COSTS

| | Six months ended | |
|---|---|---|
| | **31.12.2001** HK$'000 | **31.12.2000** HK$'000 |
| Interest on | | |
| – Bank loans and overdrafts | 90,948 | 229,421 |
| – Notes payable | 223,574 | 240,353 |
| – Warranties payable | 11,699 | 15,596 |
| Note issue expenses amortised | 8,746 | 8,659 |
| Other finance costs | 6,015 | 10,903 |
| | 340,982 | 504,932 |
| Less: Interest capitalised | (3,000) | (16,174) |
| Interest borne by a jointly controlled entity | – | (109,108) |
| | 337,982 | 379,650 |

## 6. DEPRECIATION AND AMORTISATION

Depreciation and amortisation charged to the income statement are as follows:

| | Six months ended | |
|---|---|---|
| | **31.12.2001** HK$'000 | **31.12.2000** HK$'000 |
| Depreciation of property, plant and equipment | 3,604 | 8,059 |
| Amortisation of | | |
| – cost of investments in jointly controlled entities | 18,972 | 16,602 |
| – note issue expenses | 8,746 | 8,659 |

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 7. TAXATION

| | Six months ended | |
|---|---|---|
| | 31.12.2001 HK$'000 | 31.12.2000 HK$'000 |
| The charge comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong Profits Tax | 616 | 1,669 |
| Taxation elsewhere | 359 | 14,198 |
| | 975 | 15,867 |
| Jointly controlled entities | | |
| Taxation elsewhere | 3,591 | 5,440 |
| Associates | | |
| Hong Kong Profits Tax | 383 | 401 |
| Taxation elsewhere | 4,011 | 2,874 |
| | 4,394 | 3,275 |
| | 8,960 | 24,582 |

Provision for Hong Kong Profits Tax is calculated at the rate of 16% (six months ended 31.12.2000: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

Deferred taxation has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from disposal of these assets would not be subject to taxation. Accordingly, the valuation increase or decrease does not constitute a timing difference for deferred tax purposes.

## 8. DIVIDEND

In November 2001, a final dividend for the financial year ended 30th June, 2001 of 7 HK cents (year ended 30.6.2000: 6 HK cents) per ordinary share was paid to shareholders.

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2002 of 6 HK cents (year ended 30.6.2001: 5 HK cents) per ordinary share totalling HK$52,559,000 (year ended 30.6.2001: HK$43,799,000) shall be paid to the shareholders of the Company whose names appear in the Register of Members on 27th March, 2002.

## 9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the period of HK$165,257,000 (six months ended 31.12.2000: HK$159,909,000) and on 875,982,121 (six months ended 31.12.2000: 875,982,121) ordinary shares in issue during the period.

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 10. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of receivables outstanding at the balance sheet date:

| | 31.12.2001 HK$'000 | 30.6.2001 HK$'000 |
|---|---|---|
| Receivables aged | | |
| 0 – 30 days | 52,917 | 81,910 |
| 31 – 60 days | 10,012 | 6,936 |
| Over 60 days | 10,835 | 7,685 |
| Retention receivables | 34,558 | 34,023 |
| | 108,322 | 130,554 |

## 11. TRADE AND OTHER PAYABLES

The following is an analysis of payables outstanding at the balance sheet date:

| | 31.12.2001 HK$'000 | 30.6.2001 HK$'000 |
|---|---|---|
| Payables due | | |
| 0 – 30 days | 171,607 | 184,586 |
| 31 – 60 days | 172,849 | 171,378 |
| Over 60 days | 171,020 | 155,534 |
| Retention payables | 34,655 | 32,660 |
| Development expenditure payable (Note) | 689,687 | 685,033 |
| | 1,239,818 | 1,229,191 |

Note:

The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Payments for the expenditure are overdue and have been withheld by the relevant subsidiaries pending the outcome of negotiations currently undertaken to recover the costs of investments in these projects.

## 12. SHARE CAPITAL

| | Number of ordinary shares of HK$2.50 each '000 | Nominal value HK$'000 |
|---|---|---|
| Authorised: | | |
| At 31st December, 2001 and 30th June, 2001 | 1,200,000 | 3,000,000 |
| Issued and fully paid: | | |
| At 31st December, 2001 and 30th June, 2001 | 875,982 | 2,189,955 |

There were no changes in the share capital of the Company in either of the periods presented.

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 13. RESERVES

| | Share premium HK$'000 | Investment property revaluation reserve HK$'000 | Capital reserve HK$'000 | Exchange equalisation reserve HK$'000 | Dividend reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|
| At 1st July, 2000 | | | | | | | |
| - as previously stated | 8,508,890 | 2,612,053 | 12,711 | 4,399 | - | 314,627 | 11,452,680 |
| - prior period adjustments (Note 3) | - | - | 70,285 | - | 52,559 | (43,696) | 79,148 |
| - as restated | 8,508,890 | 2,612,053 | 82,996 | 4,399 | 52,559 | 270,931 | 11,531,828 |
| Final dividend for the year ended 30th June, 2000 paid | - | - | - | - | (52,559) | - | (52,559) |
| Revaluation increase | - | 40,815 | - | - | - | - | 40,815 |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | - | - | - | (8,843) | - | - | (8,843) |
| Share of reserves of jointly controlled entities and associates | - | - | - | (31) | - | - | (31) |
| Reserve realised on disposal of subsidiaries | - | - | 14 | 2,660 | - | - | 2,674 |
| Net profit for the year | - | - | - | - | - | 305,510 | 305,510 |
| Interim dividend for the year ended 30th June, 2001 declared and paid | - | - | - | - | - | (43,799) | (43,799) |
| Final dividend for the year ended 30th June, 2001 proposed | - | - | - | - | 61,319 | (61,319) | - |
| At 30th June, 2001 | 8,508,890 | 2,652,868 | 83,010 | (1,815) | 61,319 | 471,323 | 11,775,595 |
| Final dividend for the year ended 30th June, 2001 paid | - | - | - | - | (61,319) | - | (61,319) |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | - | - | - | (1,681) | - | - | (1,681) |
| Net profit for the period | - | - | - | - | - | 165,257 | 165,257 |
| Interim dividend for the year ending 30th June, 2002 declared | - | - | - | - | 52,559 | (52,559) | - |
| At 31st December, 2001 | 8,508,890 | 2,652,868 | 83,010 | (3,496) | 52,559 | 584,021 | 11,877,852 |

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 14. LONG-TERM BORROWINGS

| | 31.12.2001 HK$'000 | 30.6.2001 HK$'000 |
|---|---|---|
| Unsecured notes payable | | |
| Principal outstanding (Note) | 4,414,409 | 4,493,541 |
| Unamortized note issue expenses | (74,375) | (84,694) |
| Secured bank loans | 3,100,676 | 3,371,268 |
| Other unsecured loan | 46,353 | 46,234 |
| | 7,487,063 | 7,826,349 |
| Less: Portion due within one year included in current liabilities | (219,973) | (194,825) |
| | 7,267,090 | 7,631,524 |

Note:

The aggregate principal value of notes outstanding at 31st December, 2001 is approximately US$593.6 million (30.6.2001: US$593.6 million). The Group's liability shown above is presented net of the notes with an aggregate principal value of approximately US$27.5 million (30.6.2001: US$17.5 million) repurchased and held by the Group at the balance sheet date.

## 15. CHARGES ON ASSETS AND OPTIONS TO ACQUIRE SHARES IN A SUBSIDIARY

(a) The Group's interest in a jointly controlled entity engaging in the development of infrastructure projects have been pledged to secure the bank loan facilities granted to the Group which were utilised to the extent of approximately HK$632 million (30.6.2001: HK$1,190 million) at the balance sheet date.

(b) Other credit facilities of the Group to the extent of approximately HK$2,922 million (30.6.2001: HK$2,934 million) were secured by mortgages or charges on the Group's properties, bank deposits and other assets with an aggregate carrying value of approximately HK$7,288 million (30.6.2001: HK$7,186 million).

(c) Under an arrangement in connection with the credit facilities granted to the Group, the Group has granted an option, at nominal consideration, to the lender to purchase to the extent of 5% of the interest in a subsidiary which acts as the holding company of subsidiaries operating principally in the People's Republic of China. The option is only exercisable upon the future successful public flotation of this subsidiary at a price per share which would be the same as the share price of the subsidiary's shares available for public subscription.

## 16. COMMITMENTS AND CONTINGENCIES

At 30th June, 2001, the Group had outstanding commitment of approximately RMB450 million in respect of advances to a jointly controlled entity to finance the development of its infrastructure project. During the period, the jointly controlled entity has obtained a bank loan of RMB1,500 million, which is guaranteed by the Group to the extent of 50% of the loan utilised, to finance its project and the Group's aforementioned commitment was discharged. Such bank loan outstanding at the balance sheet date was RMB845 million and was subsequently utilized by the jointly controlled entity to the extent of RMB1,451 million.

Except as disclosed above, there have been no material changes in commitments and contingent liabilities since 30th June, 2001.

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

For the six months ended 31st December, 2001

## 17. POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the Group's jointly controlled entity, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd. repaid the loans advanced by the Group amounting to an aggregate of approximately US$684 million. The Group has effected a covenant defeasance by placing a sum with the trustee of the notes as referred to in Note 14 sufficient for the repayment of the outstanding principal together with interests payable under the notes. The Group has also resolved to exercise the option to early redeem in August 2002 the notes due in 2007 with an aggregate outstanding principal of approximately US$372 million pursuant to the terms of the notes.

# 目　錄

# 集團業績

截至二零零一年十二月三十一日止六個月，未經審核之集團按各業務之營業額及其除利息及稅項前溢利之分析如下：

| | 集團營業額 (附註一) 2001 港幣百萬元 | 集團營業額 (附註一) 2000 港幣百萬元 | 除利息及稅項前溢利 2001 港幣百萬元 | 除利息及稅項前溢利 2000 港幣百萬元 |
|---|---|---|---|---|
| 基建項目投資 | 178 | 273 | 370 | 350 |
| 物業租賃、代理及管理 | 177 | 182 | 120 | 113 |
| 酒店及食品經營 | 128 | 146 | 17 | 14 |
| 建築及項目管理 | 124 | 343 | 10 | (1) |
| 財務投資及其他 | 20 | 17 | 24 | 30 |
| | 627 | 961 | 541 | 506 |
| 行政費用 | | | (25) | (25) |
| 除利息及稅項前之溢利（經常性）*(附註二)* | | | 516 | 481 |

附註：

(一) 集團營業額乃扣除集團分部間之營業額包括物業租賃、代理及管理之收入港幣14,000,000元（二零零零年十二月三十一日止六個月：港幣15,000,000元）。

(二) 除利息及稅項前溢利（經常性）乃指經營業務溢利（減值虧損前）港幣277,000,000元（二零零零年十二月三十一日止六個月：港幣375,000,000元）及應佔共同控制個體及聯營公司之業績合共港幣239,000,000元（二零零零年十二月三十一日止六個月：港幣106,000,000元）之總和。

集團之營業額下降35%至港幣627,000,000元，此乃由於建築部之收入下跌、利率減低及營運於中國之合作公司於期內陸續償還本集團予合作公司之貸款（「股東貸款」），令集團收取合作公司之利息收入有所減少。中國合作公司於營運期之總路費收入達至人民幣1,276,000,000元，去年同期為人民幣1,217,000,000元。合作公司之業績以權益法處理，集團應佔合作公司之收入並未包括於集團之營業額內。

集團之除利息及稅項前溢利（經常性）達港幣516,000,000元，上升7%，主要由於廣深高速公路持續表現良好及精簡食品經營之運作所致。

集團未經審核之淨溢利為港幣165,000,000元,較去年港幣160,000,000元上升3%。受惠於低息環境,集團資本調整其就現有之銀行融資安排再融資,令銀行融資之利息支出顯著減少。

簡明財務報告表及其附註載於第十三頁至第二十四頁。

## 中期股息及暫停辦理股份過戶登記

董事局已議決,截至二零零二年六月三十日止財政年度之中期股息為每普通股港幣6仙(二零零一年:港幣5仙)。股息約於二零零二年四月三十日派付予於二零零二年三月二十七日營業時間結束時已登記之股東。本公司將由二零零二年三月二十二日至二十七日止(包括首尾兩天)期間暫停辦理股份過戶登記手續。如欲獲享中期股息,必須於二零零二年三月二十一日下午四時前,將所有過戶文件連同有關股票送交本公司之股份過戶登記處－香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心1712-16室。

## 業務回顧

### 基建

近年,國內經濟發展迅速,當中廣東省之經濟發展遠較其他省份突出。於二零零零年,廣東省之生產總值增長10%,汽車擁有量增長20%,正好反映出人均收入水平漸漸提升,此等因素令道路使用之需求增加。集團於廣東省珠江三角洲投資五個公路項目,其中四個已正式營運。於二零零一年七月至十二月期間,集團之公路每日平均車流量總數達359,000架次,較去年同期增長6%。基建業務佔集團除利息及稅項前溢利達72%。

廣深高速公路是珠江三角洲地區的主要陸路交通幹道,連接香港、深圳、東莞和廣州等重要城市。隨著區內良好的經濟發展,車流量每年持續上升。於回顧期內,每日平均車流量達121,000架次,較去年同期107,000架次,上升14,000架次。

於二零零二年二月，該項目的合作公司提用了一項國內銀行貸款，用以償還一筆總數約美金684,000,000元由集團向合作公司提供的股東貸款。該款項將用以償還集團於一九九七年八月發行的債券之本金、日後到期的利息及費用。

位於順德市內的順德公路及順德105國道是珠江三角洲西岸的兩條重要的高速公路網絡，也是連接鄰近各市的主要公路。於回顧期內，順德公路每日平均車流量達103,000架次，與去年同期相若。順德105國道車流量持續增長，每日平均車流量達102,000架次，較去年同期94,000架次，上升8,000架次。

廣州東南西環高速公路(「東南西環高速公路」)是圍繞廣州市城區的環形高速公路。過去六個月，每日平均車流量達33,000架次。於二零零一年十二月，經營該項目的合作公司安排了一項人民幣十五億元的國內銀行貸款，部份款項用作項目的建設，餘下款項用以償還由合作夥伴向合作公司提供之股東貸款，其中集團獲償還款額達港幣286,000,000元。

廣珠高速公路乃集團於國內的一個新發展項目。公路建成後，將與順德公路相接，成為珠江三角洲西岸的一條主要高速公路。公路全長58公里，由東南西環高速公路海南立交為起點，途經廣州、南海、順德及中山，與105國道相接，直通珠海。項目工程分三期進行，第一期由東南西環高速公路至順德公路的碧桂路段，全長15公里，投資額預計為人民幣十七億元，大部份以人民幣項目貸款支付。第一期工程的動工儀式已於二零零一年十二月舉行。集團持有該項目的50%分潤權益。

截至二零零一年十二月三十一日止六個月營運中之中國合作公司合併業績：

| | 人民幣百萬元 |
|---|---|
| 路費收入 | 1,276 |
| 除利息及税項前溢利 | 919 |

附註：

綜合收益表內包括來自合作公司之利息收入及根據權益法計算之集團應佔合作公司之溢利，總計港幣387,000,000元，合作公司之營業額並不合併入集團之營業額內。

## 物業

二零零一年下半年本港經濟陷入衰退，失業率高企，物業市場交投明顯淡靜，惟集團之物業出租情況較市場環境理想。於二零零一年七月至十二月，合和中心平均出租率維持95%，與去年同期相同。與此同時，香港國際展貿中心（「展貿中心」）的租約亦有所增加，期內平均出租率達67%，較去年同期上升5%，當中不少乃來自參與會議展覽之製作公司。集團計劃於展貿中心加入商業用途，現正就更改土地用途一事與政府進行細節性商討。

雖然兩個項目的出租情況頗為穩定，但租金難免受市況疲弱影響而呈下調壓力。因此，集團致力減少營運及財務開支，效果顯著，期內物業部佔集團除利息及税項前溢利達23%。

## 酒店

美國發生「九一一」襲擊事件後，本港旅遊業曾一度受挫，訪港旅客數字於二零零一年九月及十月皆錄得負增長，當中美國旅客更急跌兩成半。另一邊廂，內地市場未受影響，旅客人數繼續平穩向上，第四季數字更較去年同期上升高達三成，抵銷了整體下跌之勢。受外圍因素影響，截至二零零一年十二月三十一日止六個月，集團旗下之悦來酒店平均入住率為74%，較去年同期下跌4%，房租收入亦減少11%。然而，酒店以內地旅客為主，於二零零一年第四季起，入住率已逐步回升。

反觀國內酒店業情況則較為穩定，中國大酒店於過去六個月平均入住率為75%，較去年同期高出10%，穩佔廣州著名的國際酒店一席位。

面對酒店業嚴竣的經營環境，集團繼續貫徹精簡的營運模式，期內有關業務佔集團除利息及税項前溢利達3%。

## 建築

集團於上一財政年度承接之幾項學校工程進展順利，預料於今年七月相繼完成。

集團已於二零零一年十二月完成於港島半山之住宅項目之結構工程。於回顧期內，集團再獲批一項位於旺角之辦公大樓之建築分判合約，將會再次應用「滑爬模」建築方法。

## 其他

集團繼續與泰國政府就曼谷高架公路及鐵路系統項目進行磋商，以尋求解決方案。

集團與印尼國營電力有限公司繼續研究Tanjung Jati B電廠項目之賠償問題。

# 財務回顧

集團維持以審慎的財務策略安排現金資源及銀行借貸。憑藉穩固之經常性業務所得現金流量、現有現金及銀行信貸額，集團具備充足財務資源進行投資項目。

對比二零零一年六月三十日，集團於二零零一年十二月三十一日之借貸總額之還款期限載列如下：

| | 一年內償還 | 一年後，兩年內償還 | 兩年後，五年內償還 | 五年後償還 |
|---|---|---|---|---|
| 於二零零一年十二月三十一日 | 5% | 4% | 41% | 50% |
| 於二零零一年六月三十日 | 7% | 5% | 40% | 48% |

集團將繼續為各項目尋找最低之財務成本。

集團之資本結構（包括股東權益及借貸）載列如下：

| | 於31.12.2001 港幣百萬元 | 於30.6.2001 港幣百萬元 |
|---|---|---|
| 股東權益 | 14,068 | 13,966 |
| 淨債務總額 | 7,088 | 7,845 |
| 總資本 | 22,028 | 22,394 |
| 淨債務總額對比總資本 | 32% | 35% |
| 淨債務總額對比股東權益 | 50% | 56% |

集團主要借貸為以美元為單位之無抵押票據港幣4,630,000,000元（未扣除本集團回購之票據），包括於二零零四年到期票據美金200,000,000元及二零零七年到期票據美金393,600,000元，其固定年息率分別為$9^7/_8$%及$10^1/_4$%。集團餘下之借貸以浮動利率計算，大部份以美元或港元為單位。

於二零零二年二月，合作公司廣深珠高速公路有限公司向集團償還一筆由集團向合作公司所提供之股東貸款之本金及利息，總數為美金684,000,000元。集團亦依據行使契約廢止條款，將足夠支付未償還債券之本金及應付利息存於債券信託人，而於二零零二年八月十五日提早贖回未償還的2007債券之通告已發出。提早償還債券將進一步降低集團的資本與負債比率，同時亦減少其利息負擔。

## 前瞻

面對全球經濟發展步伐減慢及商業環境疲弱，二零零二年將會是困難的一年。集團紮根香港，將會繼續以基建及物業為核心業務，再配合調節營運成本，以增加股東利益。

中國順利加入世界貿易組織，加上成功申辦二零零八年奧運會，將帶動未來之經濟增長。集團過去二十年於內地從事基建發展，累積了豐富的經驗，定能抓緊先機，發揮潛能。與此同時，集團會繼續發揮專業知識及能力，提高現有項目的盈利回報。

期內，集團為了增強財務基礎，進行了連串財務再融資安排。在全球金融市場處於低息率的環境下，集團繼續尋求改善財務安排的機會，以求進一步鞏固財務架構及改善現金流量。

為了加強集團整體之管理，董事局於二零零二年初委任幾位新董事（詳見「董事局成員之變更」），可望為集團作出更明確之策略指引，帶領集團向更實質及穩建的增長目標進發。

## 董事局成員之變更

於二零零二年一月一日起，何炳章先生繼任胡應湘爵士為本公司董事總經理，胡應湘爵士仍繼續擔任董事局主席。同日，郭展禮先生、胡文新先生及陳志鴻先生分別獲本公司委任為董事副總經理、營運總裁及執行董事。

李憲武先生於二零零一年十二月三十一日起辭退其於本公司之行政職務，繼續留任為非執行董事。卜格先生於二零零二年二月二十八日起辭退本公司執行董事一職。

董事局謹此歡迎以上之新委任董事，並就卜格先生對本公司之寶貴貢獻表示感謝。

# 根據上市規則所需提供之附加資料

## 收購及出售附屬公司及聯營公司

期內並無重大收購或出售本公司之附屬公司及聯營公司。

## 僱員

於二零零一年十二月三十一日，本集團僱員人數為1,171人。本集團之薪酬及福利乃根據市場情況及僱員表現決定。本集團為僱員提供之福利包括醫療及個人意外保險，及定期舉辦在職訓練等。

本公司自一九九四年十月十一日起採納優先認股權計劃，向本集團之董事及僱員授予優先認股權，於二零零一年十二月三十一日，本公司並無向有關人等授予優先認股權。

## 審核委員會

審核委員會已與管理層檢討本集團所採納之會計原則及實務，並商討審核內部監控及財務申報事宜，其中包括審閱未經審核之中期財務報告。

## 最佳應用守則

本公司所有董事均未知悉任何資料，足以合理地指出本公司現時或在本中期報告所包括之會計期間內之任何時間，未有遵守香港聯合交易所有限公司上市規則（「上市規則」）附錄十四所列之最佳應用守則。

## 上市規則第19項應用指引

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司（「聯屬公司」）已於本集團二零零一年十二月三十一日止之簡明綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零一年十二月三十一日，聯屬公司之備考合併資產負債表如下：

| | 合併總數<br>港幣百萬元 | 集團所注入之資金<br>港幣百萬元 |
|---|---|---|
| 總資產 | 21,671* | |
| 資金來源： | | |
| 注冊資本／股本 | 2,388 | 1,607# |
| 累計虧損 | (887)^ | |
| | 1,501 | |
| 遠期負債 | | |
| 一股東／合營夥伴／有關連公司提供之墊款 | 13,671 | 8,012# |
| 一其他遠期貸款 | 5,720 | |
| | 19,391 | |
| 流動負債 | 779 | 98 |
| 總資本及負債 | 21,671* | 9,717 |

* 除兩項投資金額並不重大之物業發展項目外，所有物業、機械及設備（包括主要生產設施）於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

^ 累計虧損主要為合營企業公司在合作期前於收費道路營運測試期間之利息費用。

# 於二零零一年十二月三十一日，本集團已投入承擔廣深高速公路項目之合營企業公司，廣深珠高速公路有限公司之無抵押注冊資本及墊款分別為港幣702,000,000元及港幣5,765,000,000元。總數額之其中部分港幣113,000,000元以年利率10.1244%計算利息，於每季度以現金分期償還並於二零零三年十二月全部清還。餘下之總數額為無固定償還條款，絕大部分以年利率LIBOR +1.5%計算利息及將自合營企業營運所產生之盈餘淨值以現金償還。於結算日後，合營企業公司償還股東墊支約美金684,000,000元，詳情載於簡明財務報告表附註十七。

於二零零一年十二月三十一日，本集團已投入承擔廣州東南西環高速公路項目之合營企業公司，東南西環高速公路有限公司無抵押注冊資本及墊款分別約為港幣221,000,000元及港幣957,000,000元。墊款並無抵押品，不計付利息，無固定償還條款及將自合營企業公司營運所產生之盈餘淨值以現金償還。於該日，集團亦就該合營企業公司所取得的銀行貸款提供約達港幣707,000,000元之擔保。

## 主要股東

除於「董事於股份之權益」一節下所披露者外，於二零零一年十二月三十一日，本公司並無接獲任何人士（並非本公司之董事）之通知稱有依照證券（公開權益）條例第16（1）條規定須記錄於登記名冊中之股份權益。

## 董事於股份之權益

於二零零一年十二月三十一日，各董事及彼等聯繫人士擁有本公司及其聯營公司（按證券（公開權益）條例之詮釋）之股份實益權益如下：

(a) 於本公司股份擁有之實益權益

| 董事 | 個人 | 家族 | 公司 | 其他 | 總數 |
|---|---|---|---|---|---|
| 胡應湘 | 74,443,893 | 113,730,592(i) | 123,187,019 | 30,670,093 | 250,204,287(iii) |
| 何炳章 | 19,360,000 | 246,000 | 1,980,000 | – | 21,586,000 |
| 胡文新 | 12,333,800 | – | 810,092 | – | 13,143,892 |
| 李憲武 | 2,795,322 | – | – | – | 2,795,322 |
| 嚴文俊 | 100,000 | – | – | – | 100,000 |
| 胡文佳 | 2,645,650 | – | – | – | 2,645,650 |
| 胡郭秀萍 | 21,903,282 | 228,301,005(ii) | 61,157,217 | 30,670,093 | 250,204,287(iii) |
| 陸勵荃 | – | 1,308,981 | – | – | 1,308,981 |
| 卜格 | 39,776 | – | – | – | 39,776 |
| 雷有基 | 8,537 | – | – | – | 8,537 |

附註：

(i) 家族權益113,730,592股代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。此數字包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。

此113,730,592股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(ii) 家族權益228,301,005股代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。

此228,301,005股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(iii) 由胡應湘爵士及胡郭秀萍爵士夫人披露之權益總數250,204,287股，乃分別剔除(i)及(ii)所述之重複數目後而得之數目。兩人披露之權益總數乃屬於同一批股份。

(b) 於聯營公司股份之實益權益

| 董事 | 公司名稱 | 個人 | 家族 | 公司 | 總數 |
|---|---|---|---|---|---|
| 何炳章 | 合信保險及再保險顧問有限公司 | – | – | 300,000(i) | 300,000 |
| | 廣深高速公路(控股)有限公司 | – | – | (ii) | (ii) |
| 胡文新 | 廣深高速公路(控股)有限公司 | – | – | (iii) | (iii) |
| 卜格 | 美家酒店管理有限公司 | 297,000 | – | – | 297,000 |
| 李澤鉅 | 廣深高速公路(控股)有限公司 | – | – | (iv) | (iv) |

附註:

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司(本公司之聯營公司)之300,000股普通股，為其已發行股本之三分之一。

(ii) 何炳章先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期(年息為10¼%)之票據，該票面金額為美金12,275,000元。

(iii) 胡文新先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期(年息為10¼%)及2004年到期(年息為9⅞%)之票據，該票面金額分別為美金9,250,000元及美金4,850,000元。

(iv) 李澤鉅先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期(年息為10¼%)及2004年到期(年息為9⅞%)之票據，該票面金額分別為美金8,000,000元及美金7,500,000元。

(v) 若干董事以代理人身份代表控股公司持有若干附屬公司之股份。

## 購回、出售或贖回股份

本公司或其他任何附屬公司於期內並無購回、出售或贖回本公司股份。

承董事局命
**何炳章**
*董事總經理*

香港，二零零二年三月四日

# 簡明綜合收益表
截至二零零一年十二月三十一日止六個月

| | 附註 | （未經審核）截至十二月三十一日止六個月 2001 港幣千元 | 2000 港幣千元 |
|---|---|---|---|
| 營業額 | 4 | 627,143 | 960,519 |
| 銷售及服務成本 | | (253,537) | (514,891) |
| | | 373,606 | 445,628 |
| 其他收入 | | 6,221 | 15,029 |
| 出售及分銷成本 | | (8,160) | (11,400) |
| 行政費用 | | (67,008) | (58,041) |
| 其他營運費用 | | (27,390) | (16,602) |
| 減值虧損前之經營業務溢利 | | 277,269 | 374,614 |
| 發展中酒店物業之減值虧損 | | — | (290,000) |
| 減值虧損後之經營業務溢利 | 4 | 277,269 | 84,614 |
| 財務成本 | 5 | (337,982) | (379,650) |
| 出售一共同控制個體部分權益之溢利 | | — | 375,123 |
| 應佔其業績 | | | |
| 一共同控制個體 | | 215,434 | 96,018 |
| 一聯營公司 | | 23,683 | 9,952 |
| 日常業務除税前溢利 | | 178,404 | 186,057 |
| 税項 | 7 | (8,960) | (24,582) |
| 未計少數股東權益前溢利 | | 169,444 | 161,475 |
| 少數股東權益 | | (4,187) | (1,566) |
| 本期淨溢利 | | 165,257 | 159,909 |
| 股息 | 8 | 52,559 | 43,799 |
| | | 港仙 | 港仙 |
| 每股溢利 | 9 | | |
| 基本 | | 18.9 | 18.3 |

# 簡明綜合資產負債表

於二零零一年十二月三十一日結算

| | 附註 | 31.12.2001<br>(未經審核)<br>港幣千元 | 30.6.2001<br>(經審核及重列)<br>港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 投資物業 | | 6,388,482 | 6,384,800 |
| 物業、機械及設備 | | 1,118,313 | 1,118,985 |
| 待發展或發展中之物業 | | 686,609 | 662,571 |
| 共同控制個體權益 | | 13,883,696 | 14,568,863 |
| 聯營公司權益 | | 119,877 | 118,577 |
| 其他投資 | | 40,639 | 40,159 |
| 應收長期貸款 | | 338,057 | 338,143 |
| 已抵押之銀行存款 | | 89,916 | 87,376 |
| | | 22,665,589 | 23,319,474 |
| **流動資產** | | | |
| 存貨 | | 12,216 | 10,317 |
| 持作出售之物業 | | 3,762 | 3,762 |
| 貿易及其他應收賬款 | 10 | 108,322 | 130,554 |
| 按金及預付款項 | | 189,117 | 184,142 |
| 就合約工程應收客戶之款項 | | 28 | 4,520 |
| 應收長期貸款之即期部分 | | 116,732 | 95,088 |
| 銀行結餘及現金 | | 657,871 | 446,303 |
| | | 1,088,048 | 874,686 |
| **流動負債** | | | |
| 貿易及其他應付賬款 | 11 | 1,239,818 | 1,229,191 |
| 租務及其他按金 | | 74,333 | 76,072 |
| 就合約工程應付客戶之款項 | | 19,889 | 34,833 |
| 税項準備 | | 205,623 | 211,904 |
| 即期部分 | | | |
| 遠期貸款 | 14 | 219,973 | 194,825 |
| 保證 | | 156,000 | 78,000 |
| 銀行貸款及透支 | | 184,094 | 380,509 |
| | | 2,099,730 | 2,205,334 |
| **流動負債淨值** | | (1,011,682) | (1,330,648) |
| | | 21,653,907 | 21,988,826 |
| **資本及儲備金** | | | |
| 股本 | 12 | 2,189,955 | 2,189,955 |
| 儲備金 | 13 | 11,877,852 | 11,775,595 |
| | | 14,067,807 | 13,965,550 |
| **少數股東權益** | | 17,215 | 13,028 |
| **非流動負債** | | | |
| 遠期貸款 | 14 | 7,267,090 | 7,631,524 |
| 保證 | | 242,059 | 320,059 |
| 應付聯營公司之款項 | | 59,736 | 58,665 |
| | | 7,568,885 | 8,010,248 |
| | | 21,653,907 | 21,988,826 |

# 簡明綜合已確認收益及虧損報表

截至二零零一年十二月三十一日止六個月

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 2001<br>（未經審核）<br>港幣千元 | 2000<br>（未經審核）<br>港幣千元 |
| 伸算附屬公司、共同控制個體及聯營公司財務報告表之滙兌差額 | (1,681) | 813 |
| 應佔共同控制個體及聯營公司滙兌平衡儲備金 | — | (602) |
| 於重估儲備金內處理之投資物業成本調整 | — | 18,082 |
| 未於簡明綜合收益表中確認之（虧損）收益淨額 | (1,681) | 18,293 |
| 本期淨溢利 | 165,257 | 159,909 |
| 已確認之收益總額 | 163,576 | 178,202 |

| | 於1.7.2000<br>港幣千元 |
|---|---|
| 就會計政策改變而作出之前期調整（附註3）對二零零零年七月一日之儲備金所產生的影響 | |
| 一資本儲備之增加 | 70,285 |
| 一股息儲備之增加 | 52,559 |
| 一保留溢利之減少 | (43,696) |
| | 79,148 |

# 簡明綜合現金流動表

截至二零零一年十二月三十一日止六個月

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 2001<br>（未經審核）<br>港幣千元 | 2000<br>（未經審核）<br>港幣千元 |
| 經營業務產生之現金流入淨額 | 133,499 | 68,056 |
| 投資回報及融資費用產生之現金流出淨額 | (341,768) | (377,536) |
| 已付稅項淨額 | (2,958) | (8,793) |
| 投資業務產生之現金流入淨額 | 968,160 | 901,003 |
| 融資活動前之現金流入淨額 | 756,933 | 582,730 |
| 融資活動產生之現金流出淨額 | (493,395) | (434,051) |
| 現金及現金等值物增加 | 263,538 | 148,679 |
| 期初現金及現金等值物 | 393,794 | 448,526 |
| 外幣兌換變動之影響 | 445 | 2,234 |
| 期末現金及現金等值物 | 657,777 | 599,439 |

# 簡明財務報告表附註
截至二零零一年十二月三十一日止六個月

## 1. 編製基準

本簡明財務報告表乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六內可適用之披露規定及香港會計師公會所頒佈的會計實務準則(「會計準則」)第25條「中期財務報告」之規定編製。

## 2. 主要會計政策

本簡明財務報告表按歷史成本方法而編製,並就投資物業重估作出修訂。

除以下所述外,編製此簡明財務報告所採納之會計政策與二零零一年六月三十日止本集團之財務報告所採納的均屬一致。

於本期內,本集團首次採納數項由香港會計師公會頒佈之新增及經修訂之會計準則,因此採用以下新增/經修訂之會計政策。

### 資產負債表日後擬派或宣派之股息

根據會計準則第9條(經修訂)「資產負債表日後事項」,在資產負債表日後擬派或宣派之股息不再確認為資產負債表日之負債,但會於財務報告附註內披露作一項獨立的資本組成部份。此項會計政策變動已追溯應用,因此產生前期調整(附註3)。

### 撥備

根據會計準則第28條「撥備、或然負債及或然資產」,當本集團因過往事件而存現有責任,而該責任可能會導致一個可合理估計的經濟裨益外流時,才確認撥備。採納此項會計政策會引致取消一般撥備確認。此項會計政策變動已追溯應用,因此產生前期調整(附註3)。

### 分部報告

本集團於期內按會計實務準則第26條「分部報告」之要求而更改報告分部之基準。截至二零零零年十二月三十一日止六個月之分部披露已作更改並使能達致一致性的基準。

### 商譽

於本期內,本集團已採納會計實務準則第30條「業務合併」,並已選擇將過往從儲備撇銷(計入)之商譽(負商譽)重列。因此,該商譽(負商譽)之金額已根據會計實務準則第30條之要求重新衡量。有關於在收購相關附屬公司、聯營公司或共同控制個體之日與採納會計實務準則第30條之日期間之商譽累計攤銷已作出追溯認確。而於收購附屬公司,聯營公司或共同控制個體之日與採納會計實務準則第30條之日期間確認為收入之負商譽亦已作出追溯認確。此等調整之影響已概括於附註3。採納會計實務準則第30條後,收購產生之商譽會予以資本化及以直線法按其有效經濟使用年期攤銷。負商譽將按照其所產生時之狀況分析而撥歸收入。

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 3. 前期調整

因採納附註2所述之新增／經修訂之會計政策而產生之財務影響，摘要如下：

| | 資本儲備<br>港幣千元 | 股息儲備<br>港幣千元 | 保留溢利<br>港幣千元 | 總額<br>港幣千元 |
|---|---|---|---|---|
| 於二零零零年七月一日 | | | | |
| 以前列述 | 12,711 | – | 314,627 | 327,338 |
| 取消確認二零零零年六月三十日年度末期股息為負債 | – | 52,559 | – | 52,559 |
| 取消酒店保養之撥備 | – | – | 26,589 | 26,589 |
| 採納會計實務準則第30條之追認影響： | | | | |
| －過往從資本儲備扣除之商譽累積攤銷 | 99,992 | – | (99,992) | – |
| －過往計入資本儲備之負商譽撥回為收入 | (29,707) | – | 29,707 | – |
| 重列 | 82,996 | 52,559 | 270,931 | 406,486 |

採用新增／經修訂之會計政策並未對本集團之本期及前期業績產生重大影響。

## 4. 營業額及貢獻

(a) 本集團按各業務之營業額及貢獻載列如下：

| | 營業額<br>截至十二月三十一日止六個月 | | 貢獻<br>截至十二月三十一日止六個月 | |
|---|---|---|---|---|
| | 2001<br>港幣千元 | 2000<br>港幣千元 | 2001<br>港幣千元 | 2000<br>港幣千元 |
| 基建項目投資 | 177,588 | 272,770 | 152,138 | 247,865 |
| 物業投資及管理 | | | | |
| －物業租賃 | 185,793 | 190,506 | 120,591 | 115,664 |
| －物業代理及管理 | 5,619 | 6,263 | 474 | 1,610 |
| 飲食業務 | | | | |
| －酒店營運及管理 | 66,809 | 74,733 | 8,150 | 10,043 |
| －酒樓營運及食品經營 | 61,003 | 71,088 | 2,131 | (2,904) |
| －發展中酒店物業之減值虧損 | – | – | – | (290,000) |
| 建築及項目管理 | 123,920 | 342,923 | 7,200 | (1,227) |
| 財務投資－利息收入 | 19,713 | 16,122 | 19,713 | 16,122 |
| 其他業務 | 581 | 948 | (7,745) | 12,630 |
| 扣除集團分部間之收入（附註） | (13,883) | (14,834) | | |
| | 627,143 | 960,519 | 302,652 | 109,803 |
| 減：未分配之行政費用 | | | (25,383) | (25,189) |
| 減值虧損後之經營業務溢利 | | | 277,269 | 84,614 |

附註：

集團分部間之收入包括向集團其他分部收取之物業租金港幣11,279,000元（二零零零年十二月三十一日止六個月：港幣12,145,000元）及物業代理及管理服務費用港幣2,604,000元（二零零零年十二月三十一日止六個月：港幣2,689,000元）。

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 4. 營業額及貢獻（續）

(b) 本集團營業額及貢獻按地區分佈載列如下：

| | 營業額<br>截至十二月三十一日<br>止六個月 | | 貢獻<br>截至十二月三十一日<br>止六個月 | |
|---|---|---|---|---|
| | 2001<br>港幣千元 | 2000<br>港幣千元 | 2001<br>港幣千元 | 2000<br>港幣千元 |
| 香港 | 434,407 | 645,720 | 103,592 | 111,108 |
| 中華人民共和國之其他地區 | 179,003 | 279,822 | 170,392 | 249,600 |
| 馬爾他共和國 | — | — | (8,365) | (290,000) |
| 其他地區 | 13,733 | 34,977 | 11,650 | 13,906 |
| | 627,143 | 960,519 | 277,269 | 84,614 |

## 5. 財務成本

| | 截至十二月三十一日<br>止六個月 | |
|---|---|---|
| | 2001<br>港幣千元 | 2000<br>港幣千元 |
| 利息 | | |
| — 銀行貸款及透支 | 90,948 | 229,421 |
| — 應付票據 | 223,574 | 240,353 |
| — 應付保證 | 11,699 | 15,596 |
| 發行票據支出之攤銷 | 8,746 | 8,659 |
| 其他融資成本 | 6,015 | 10,903 |
| | 340,982 | 504,932 |
| 減：已撥作成本之利息 | (3,000) | (16,174) |
| 一共同控制個體承擔之利息 | — | (109,108) |
| | 337,982 | 379,650 |

## 6. 折舊及攤銷

計入收益表內之折舊及攤銷如下：

| | 截至十二月三十一日<br>止六個月 | |
|---|---|---|
| | 2001<br>港幣千元 | 2000<br>港幣千元 |
| 物業、機械及設備之折舊 | 3,604 | 8,059 |
| 攤銷 | | |
| 一共同控制個體之投資成本 | 18,972 | 16,602 |
| 一發行票據之費用 | 8,746 | 8,659 |

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 7. 稅項

| | 截至十二月三十一日止六個月 | |
|---|---|---|
| | 2001 港幣千元 | 2000 港幣千元 |
| 稅項已計入下列各項： | | |
| 本公司及附屬公司 | | |
| 香港利得稅 | 616 | 1,669 |
| 其他地區稅項 | 359 | 14,198 |
| | 975 | 15,867 |
| 共同控制個體 | | |
| 其他地區稅項 | 3,591 | 5,440 |
| 聯營公司 | | |
| 香港利得稅 | 383 | 401 |
| 其他地區稅項 | 4,011 | 2,874 |
| | 4,394 | 3,275 |
| | 8,960 | 24,582 |

香港利得稅乃以本期估計之應課稅溢利按16%（二零零零年十二月三十一日止六個月：16%）計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

由於出售投資物業所產生之溢利或虧損無須課稅，故並無就該等資產而產生重估值之增加或減少作出任何遞延稅項撥備。因此，就稅務而言，估值增加或減少並不構成時差。

## 8. 股息

截至二零零一年六月三十日止財政年度之末期股息每普通股港幣7仙（截至二零零零年六月三十日止年度：港幣6仙）已於二零零一年十一月派發予股東。

董事局已議定截至二零零二年六月三十日止財政年度之中期股息為每普通股港幣6仙（二零零一年六月三十日止年度：港幣5仙）合共港幣52,559,000元（截至二零零一年六月三十日止年度：港幣43,799,000元），並將派發予於二零零二年三月二十七日已登記於股東名冊上之股東。

## 9. 每股溢利

每股基本溢利乃根據本期淨溢利港幣165,257,000元（截至二零零零年十二月三十一日止六個月：港幣159,909,000元），並按期內已發行之875,982,121股（截至二零零零年十二月三十一日止六個月：875,982,121股）普通股計算。

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 10. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其客戶應收款項之平均信貸期為十五至六十天。

於結算日之未償還應收賬款分析如下：

| | 31.12.2001 港幣千元 | 30.6.2001 港幣千元 |
|---|---|---|
| 應收款項賬齡 | | |
| 0-30天 | 52,917 | 81,910 |
| 31-60天 | 10,012 | 6,936 |
| 60天以上 | 10,835 | 7,685 |
| 應收保固金 | 34,558 | 34,023 |
| | 108,322 | 130,554 |

## 11. 貿易及其他應付賬款

於結算日之未償還應付賬款分析如下：

| | 31.12.2001 港幣千元 | 30.6.2001 港幣千元 |
|---|---|---|
| 應付款項到期日 | | |
| 0-30天 | 171,607 | 184,586 |
| 31-60天 | 172,849 | 171,378 |
| 60天以上 | 171,020 | 155,534 |
| 應付保固金 | 34,655 | 32,660 |
| 應付發展成本（附註） | 689,687 | 685,033 |
| | 1,239,818 | 1,229,191 |

附註：

應付發展成本乃為集團之若干附屬公司就發展集團之海外基建項目所產生之建築及廠房設備成本，該等項目現已終止。附屬公司暫時擱置支付該等已逾期之發展成本，待就現時磋商討回有關項目投資成本之結果。

## 12. 股本

| | 普通股 股份數目 每股面值 港幣2.5元 千股 | 面值 港幣千元 |
|---|---|---|
| 法定： | | |
| 於二零零一年十二月三十一日及二零零一年六月三十日 | 1,200,000 | 3,000,000 |
| 已發行及繳足： | | |
| 於二零零一年十二月三十一日及二零零一年六月三十日 | 875,982 | 2,189,955 |

本公司之股本於呈列之期間內並無任何變動。

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 13. 儲備金

| | 股本溢價<br>港幣千元 | 投資物業重估儲備金<br>港幣千元 | 資本儲備金<br>港幣千元 | 匯兑平衡儲備金<br>港幣千元 | 股息儲備金<br>港幣千元 | 保留溢利<br>港幣千元 | 總數<br>港幣千元 |
|---|---|---|---|---|---|---|---|
| 於二零零零年七月一日 | | | | | | | |
| －前列金額 | 8,508,890 | 2,612,053 | 12,711 | 4,399 | – | 314,627 | 11,452,680 |
| －前期調整（附註3） | – | – | 70,285 | – | 52,559 | (43,696) | 79,148 |
| －重列金額 | 8,508,890 | 2,612,053 | 82,996 | 4,399 | 52,559 | 270,931 | 11,531,828 |
| 已付截至二零零零年六月三十日止年度之末期股息 | – | – | – | – | (52,559) | – | (52,559) |
| 重估值增加 | – | 40,815 | – | – | – | – | 40,815 |
| 伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兑換差額 | – | – | – | (8,843) | – | – | (8,843) |
| 應佔共同控制個體及聯營公司之儲備 | – | – | – | (31) | – | – | (31) |
| 出售附屬公司時儲備之實現 | – | – | 14 | 2,660 | – | – | 2,674 |
| 本年度之淨溢利 | – | – | – | – | – | 305,510 | 305,510 |
| 宣派及已付截至二零零一年六月三十日止年度之中期股息 | – | – | – | – | – | (43,799) | (43,799) |
| 截至二零零一年六月三十日止年度擬派之末期股息 | – | – | – | – | 61,319 | (61,319) | – |
| 於二零零一年六月三十日 | 8,508,890 | 2,652,868 | 83,010 | (1,815) | 61,319 | 471,323 | 11,775,595 |
| 已付截至二零零一年六月三十日止年度之末期股息 | – | – | – | – | (61,319) | – | (61,319) |
| 伸算附屬公司，共同控制個體及聯營公司財務報告表所引起兑換差額 | – | – | – | (1,681) | – | – | (1,681) |
| 本期之淨溢利 | – | – | – | – | – | 165,257 | 165,257 |
| 宣派截至二零零二年六月三十日止年度之中期股息 | – | – | – | – | 52,559 | (52,559) | – |
| 於二零零一年十二月三十一日 | 8,508,890 | 2,652,868 | 83,010 | (3,496) | 52,559 | 584,021 | 11,877,852 |

# 簡明財務報告表附註（續）
截至二零零一年十二月三十一日止六個月

## 14. 遠期貸款

| | 31.12.2001<br>港幣千元 | 30.6.2001<br>港幣千元 |
|---|---|---|
| 無抵押之應付票款 | | |
| 未償還之本金（附註） | 4,414,409 | 4,493,541 |
| 未攤銷之發行票據支出 | (74,375) | (84,694) |
| 有抵押之銀行貸款 | 3,100,676 | 3,371,268 |
| 其他無抵押之貸款 | 46,353 | 46,234 |
| | 7,487,063 | 7,826,349 |
| 減：歸入流動負債須於一年內償還之部分 | (219,973) | (194,825) |
| | 7,267,090 | 7,631,524 |

附註：

於二零零一年十二月三十一日結欠之票據本金總值約美金593,600,000元（二零零一年六月三十日：美金593,600,000元）。以上負債已扣除集團回購並持有至結算日之票據，其本金總值約美金27,500,000元（二零零一年六月三十日：美金17,500,000元）

## 15. 資產抵押及一附屬公司之股份認購權

(a) 本集團以參予基建項目之一共同控制個體之投資作為抵押，向銀行取得貸款額。於結算日，該銀行貸款約港幣632,000,000元（二零零一年六月三十日：港幣1,190,000,000元）已被動用。

(b) 本集團以賬面總值約港幣7,288,000,000元（二零零一年六月三十日：港幣7,186,000,000元）之若干物業、銀行存款及其他資產作為抵押，以取得本集團之其他信貸總額約達港幣2,922,000,000元（二零零一年六月三十日：港幣2,934,000,000元）。

(c) 就一項提供本集團之信貸安排，本集團已以象徵式代價，授予借款人一認購權，可購入一附屬公司達5%之權益，該附屬公司乃一投資控股公司，旗下之公司主要於中國經營業務。該股份認購權只可於該附屬公司成功上市時以公開認購之價格行使。

## 16. 承擔項目及或然事項

於二零零一年六月三十日，集團尚存向一共同控制個體提供約人民幣450,000,000元貸款作為發展其基建項目之承擔。期內，該共同控制個體取得銀行貸款人民幣1,500,000,000元作為發展此項目，而本集團則提供已使用貸款額百分之五十的擔保。故此，集團於前述之承擔項目已被免除。於結算日，該銀行貸款之結欠金額為人民幣845,000,000元，於其後該貸款達人民幣1,451,000,000元已被使用。

除上述披露外，自二零零一年六月三十日，承擔項目及或然事項並未有重大改變。

# 簡明財務報告表附註（續）

截至二零零一年十二月三十一日止六個月

## 17. 結算日後事項

於結算日後，一共同控制個體，廣深珠高速公路有限公司向集團償還一筆由集團所提供之貸款總數為美金684,000,000元。集團亦依據行使契約廢止條款，將足夠支付未償還債務之本金及應付利息存於附註14所述之債券信託人。集團亦議決將根據債券條款行使選擇權，於二零零二年八月提早贖回未償還的2007債券其尚欠之本金約為美金372,000,000元。

- 除利息及税項前溢利為港幣516,000,000元，上升7%。
- 淨溢利為港幣165,000,000元，上升3%。
- 於二零零二年二月，廣深珠高速公路有限公司向集團償還一筆為數美金684,000,000元之股東貸款。該筆款項以契約廢止條款償還2004債券及2007債券，及行使選擇權提早贖回2007債券。

**Hopewell Holdings Limited**

64th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong.
Tel: (852) 2528-4975
Fax: (852) 2861-2068
Web Page: www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話：(852) 2528-4975
傳真：(852) 2861-2068
網址：www.hopewellholdings.com

Form 表格 **D2**

(71)

Companies Registry
公司註冊處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名: BURGER (Surname 姓氏) Joachim 卜格 (Other names 名字)

Identification 身份證明

| | | |
|---|---|---|
| a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號 | XD147940(2) (I.D. Card Number 身份證號碼) | N/A (Company Number 公司編號) |
| b Overseas Passport 海外護照 | N/A (Number 號碼) | N/A (Issuing Country 簽發國家) |

| Date of Resignation or Cessation 辭職或停職日期 | DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|---|
| | 28 | 02 | 2002 | N/A |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
09 -03- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
| --- | --- |
| | DD 日 \| MM 月 \| YYYY 年 |

Existing Name
現用姓名

Name／New Name
姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 1 Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 28th February, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Form 表格 D2

Companies Registry
公 司 註 冊 處

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Continuation Sheet A (Sheet 1 of 1)
續頁 A 第 1 頁 （共 1 頁）

Company Number 公司編號: 28397

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第 3A 項）

1. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☑ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| HO | Eddie Ping Chang 何 炳章 |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A683465(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Date of ~~Resignation or~~ Cessation 辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| 28 | 02 | 2002 | BURGER Joachim |

2. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Date of Resignation or Cessation 辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| | | | |

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

(76)

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 MAR 2002
RECEIVED

- 7 MAR 2002

Your Ref.:

Our Ref.: S/1023/78 PWH/am

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 28th February, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Ionthly Return on Movement of Listed Equity Securities
or the month ended 28th February, 2002

O: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

om: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

ate: 7 MAR 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ____________ |
| 4. | Warrants | : | | | please specify: ____________ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ____________<br>Exercise price: HK$ ______<br>2. ____________<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | |
| Repurchase of share | | Cancellation Date: | N/A |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

51023/form1/am

# HOPEWELL HOLDINGS LIMITED

# (合和實業有限公司)

*(incorporated in Hong Kong under the Companies Ordinance)*

## FINANCIAL HIGHLIGHTS

- Earnings before interest and tax was HK$516 million, up 7%.
- Net profit was HK$165 million, up 3%.
- Guangzhou - Shenzhen - Zhuhai Superhighway Company Ltd. repaid the shareholders loan of US$684 million to the Group in February 2002.
  The sum received has been used to effect Covenant Defeasance for the repayment of the 2004 and 2007 Notes and the exercise of the option to early redeem the 2007 Notes.

## GROUP RESULTS

For the six months ended 31st December, 2001, the unaudited Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

| | Group Turnover (Note 1) | | Earnings before interest and tax | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | *HK$M* | *HK$M* | *HK$M* | *HK$M* |
| Infrastructure project investments | 178 | 273 | 370 | 350 |
| Property rental, agency and management | 177 | 182 | 120 | 113 |
| Hotel and food operations | 128 | 146 | 17 | 14 |
| Construction and project management | 124 | 343 | 10 | (1) |
| Treasury operation and others | 20 | 17 | 24 | 30 |
| | 627 | 961 | 541 | 506 |

| | | |
|---|---|---|
| Corporate administrative expenses | (25) | (25) |
| Earnings before interest and tax (recurring) *(Note 2)* | 516 | 481 |

*Notes:*

*(1) Group turnover is arrived at after eliminating inter-segment turnover of HK$14 million (six months ended 31.12.2000 : HK$15 million) in respect of property rental, agency and management fees.*

*(2) Earnings before interest and tax (recurring) is the sum of profit from operations (before impairment loss) of HK$277 million (six months ended 31.12.2000 : HK$375 million) and share of results of jointly controlled entities and associates totalling HK$239 million (six months ended 31.12.2000 : HK$106 million).*

The Group's turnover decreased by 35% to HK$627 million, mainly attributable to the decrease in construction revenue and reduced financial income from the joint ventures as a result of low interest rate and progressive repayment of the advances made by the Group ("shareholders loan") to joint venture companies operating in the People's Republic of China ("PRC") during the period. Total toll revenue of PRC joint ventures in operation amounted to RMB1,276 million as compared to RMB1,217 million of the last corresponding period. However, as the results of the joint ventures are accounted for on an equity basis, the Group's attributable share of the revenue of the joint ventures has not been included in the Group's turnover.

The Group's earnings before interest and tax from operating activities increased by 7% to HK$516 million, mainly due to the consistently good performance of Guangzhou-Shenzhen Superhighway and the streamlining of food operations.

The Group reported an unaudited net profit of HK$165 million, up 3% as compared with HK$160 million of the last corresponding period. Taking advantage of the low interest rate environment, the Group refinanced its banking facilities and as a result, interest expenses on banking facilities were significantly reduced.

## INTERIM DIVIDEND AND CLOSE OF REGISTER

The Board of Directors has resolved to pay an interim dividend of HK6 cents in respect of the financial year ending 30th June, 2002 (2001: HK5 cents) per ordinary share. The dividend will be paid on or about 30th April, 2002 to those shareholders registered at the close of business on 27th March, 2002. The register of members of the Company will be closed from 22nd March, 2002 to 27th March, 2002, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at Shops 1712-6, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 21st March, 2002.

## BUSINESS REVIEW

### Infrastructure

In recent years, China has been registering rapid business growth and the Guangdong Province has out-performed other provinces in economic development. In 2000, the GDP growth rate in the Guangdong Province was 10% and the number of car ownership grew by 20% as income levels have gradually been increasing. These factors lead to a higher usage of highways. The Group has invested in five toll road projects in the Pearl River Delta Region of the Guangdong Province. Four of these are in official operation. The daily average traffic flow of all the operating projects reached 359,000 vehicles in total from July to December 2001, a growth of 6% as compared to the last corresponding period. The contribution from infrastructure business accounted for 72% of the Group's earnings before interest and tax.

The Guangzhou-Shenzhen Superhighway is the principal transport route of the Pearl River Delta Region, linking the key cities of Hong Kong, Shenzhen, Dongguan and Guangzhou. Traffic flow continued to increase in parallel with the Region's growing economic development. During the review period, average daily traffic flow of the Superhighway was 121,000 vehicles, an increase of 14,000 vehicles as compared with that of the last corresponding period of 107,000 vehicles.

In February 2002, the joint venture company of the Guangzhou-Shenzhen Superhighway arranged a bank loan with a PRC bank in repayment of a total sum of approximately US$684 million of the shareholders loan advanced by the Group. The sum received will be used to repay in due course the principal together with interest and fees payable under the Notes issued in August 1997.

Located in Shunde Municipality, the Shunde Roads and the Shunde 105 Road are two important highway networks in the western part of the Pearl River Delta Region. They are also the principal highways connecting the neighbouring municipalities. The average daily traffic of the Shunde Roads was comparable to that of last year, reaching 103,000 vehicles during the review period. As for the Shunde 105 Road, traffic continued to grow steadily with an average daily traffic flow of 102,000 vehicles, an increase of 8,000 vehicles as compared with that of the last corresponding period of 94,000 vehicles.

The Guangzhou East-South-West Ring Road ("ESW Ring Road") is built in the form of expressway surrounding downtown Guangzhou. During the past six months, average daily traffic was 33,000 vehicles. In December 2001, the joint venture company arranged a PRC financing facility in the sum of RMB1.5 billion. Part of the proceeds was to finance the project cost, and the balance was applied to repay shareholders loan advanced by the joint venture parties, of which the Group received HK$286 million.

The Guangzhou-Zhuhai Superhighway is the Group's new investment project in the mainland. After completion, it will connect with the Shunde Roads and form one of the principal highways in the western part of the Pearl River Delta Region. With a total length of 58km, the Superhighway starts at the Hainan Interchange of the ESW Ring Road, passing through Guangzhou, Nanhai, Shunde and Zhongshan, then meets the National Route 105 to access Zhuhai. The project is to be constructed in three phases. Phase I is a 15km highway running from the ESW Ring Road to the Bigui section of the Shunde Roads. The estimated project cost for Phase I is RMB1.7 billion, which will be largely funded by Renminbi project financing. The ground breaking ceremony of Phase I construction work took place in December 2001. The Group owns a 50% profit sharing interest in this project.

Combined financial information of the PRC joint ventures in operation for the six months ended 31st December, 2001:

| | *RMB'million* |
|---|---|
| Toll Revenue | 1,276 |
| Earnings before Interest and Tax | 919 |

*Note:*

*Included in consolidated income statement are the interest income from the joint ventures and share of profits accounted for on an equity basis, totalling HK$387 million. Toll revenue of the joint ventures has not been consolidated in the Group's turnover.*

**Property**

Hong Kong entered economic recession in the second half of 2001. Unemployment remained high and transactions in the property market were significantly low. Despite this, rental from the Group's commercial properties was satisfactory relative to the environment. During the period of July to December 2001, the average occupancy rate of Hopewell Centre remained at 95%, which is the same as last year. In the meantime, rental from the Hongkong International Trade and Exhibition Centre ("HITEC") increased with the average occupancy rate reaching 67%, an increase of 5% as compared to the same period of last year. Most of the tenants were from production houses of conferences and exhibitions. The Group plans to incorporate the commercial usage of HITEC and is now in detailed discussion with the Government on the change of land use.

Although the rental situation of these two properties was fairly stable, the rental rate is unavoidably under downward pressure as a result of the overall weakness in the market. In view of this, the Group has been reducing operating and financial expenses and the result of this effort has been encouraging. During the review period, the property business accounted for 23% of the Group's earnings before interest and tax.

**Hospitality**

The local tourism industry experienced a sharp decline after the '9-11 incident' in the United States. Hong Kong's visitor arrivals recorded negative growth in September and October 2001, with visitors from the United States

dropping sharply by 25%. On the other hand, the mainland market was not affected, and visitor arrivals continued to grow steadily, with a year-on-year growth of 30% in the fourth quarter, off-setting a further decline in the industry. In this market environment, the average occupancy rate of the Group's Panda Hotel for the six months ended 31st December, 2001 was 74%, a decrease of 4% over the last corresponding period. Room revenue also declined by 11%. As the Hotel targets primarily mainland tourists, the occupancy rate began to increase since the fourth quarter of 2001.

The hotel business in the mainland was comparatively steady. In the past six months, the average occupancy rate of China Hotel was 75%, an increase of 10% as compared to last year, thus upholding its reputation as a popular international hotel.

Facing intense competition in the hotel industry, the Group continued to streamline operations. During the period, the hospitality business accounted for 3% of the Group's earnings before interest and tax.

**Construction**

Construction of the Group's school projects contracted in the last financial year progressed satisfactorily. These projects are expected to be completed in July 2002.

The structural work of the residential project in Hong Kong's mid-levels was completed in December 2001. During the review period, the Group was awarded another sub-contract for an office block in Mong Kok where the 'slip-climbform' building method will be employed.

**Others**

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Negotiations continued to be held between the Group and the Indonesian state-owned electricity company, PT. PLN (Persero) on the compensation for the Tanjung Jati B Power Station.

## FINANCIAL REVIEW

The Group continued to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilities, the Group has adequate financial resources to fund its investment projects.

The maturity profile of the Group's borrowings at 31st December, 2001 as compared with that at 30th June, 2001, is shown as follows:

| | **Within 1 year** | **1 - 2 years** | **2 - 5 years** | **Over 5 years** |
|---|---|---|---|---|
| 31st December, 2001 | 5% | 4% | 41% | 50% |
| 30th June, 2001 | 7% | 5% | 40% | 48% |

The Group will continue to ensure that all activities are financed at the lowest cost available.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

| | **31st December, 2001** *HK$ million* | **30th June, 2001** *HK$ million* |
|---|---|---|
| Equity | 14,068 | 13,966 |
| Total net debt | 7,088 | 7,845 |
| Total capitalization | 22,028 | 22,394 |
| Total net debt vs total capitalization | 32% | 35% |
| Total net debt vs equity | 50% | 56% |

The major part of the Group's borrowings are the US dollar denominated unsecured Notes of HK$4,630 million (before deducting the notes repurchased by the Group), consisting of US$200 million Notes maturing in 2004 and US$393.6 million Notes maturing in 2007, bearing fixed interest rates of 97/8% per annum and 101/4% per annum respectively. The Group's remaining borrowings carry interest at floating rates, the majority of which are denominated either in US Dollars or Hong Kong Dollars.

In February 2002, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., the joint venture company, repaid the principal and interest of the shareholders loan in the amount of US$684 million advanced by the Group. A sum has been deposited by the Group in a trust account for Covenant Defeasance in accordance with the terms governing the Notes which is sufficient for the repayment of the outstanding principal together with interest payable under the Notes, and notice has been given for early redemption of the outstanding 2007 Notes on 15th August, 2002. The early repayment of the Notes will result in further reduction of gearing of the Group and lower interest burden in due course.

## PROSPECTS

The year 2002 will be a difficult period given the slowdown in economic development and the sluggish business situation. The Group, with its base in Hong Kong, will continue to focus on infrastructure and property businesses and to adjust operating costs to enhance shareholder value.

China's admission into the World Trade Organization and its successful bid for the 2008 Olympic Games will be important factors in the country's future economic growth. The Group's experience in China's infrastructure development during the past 20 years places it in an excellent position to identify and capitalize on new opportunities as they arise. At the same time, it will continue to add value to the existing activities by leveraging its expertise and capabilities to increase profitability.

During the period, steps have been taken to strengthen the financial base by implementing a series of refinancing programs. In view of the low interest rate environment in the global financial markets, the Group will continue to seek opportunities to improve its financial arrangements so as to further strengthen the financial structure and improve cash flow.

To strengthen the overall management of the Group, a number of new appointments have been made to the Board since the beginning of 2002 (See 'Changes of Directors' for details), which is expected to provide clearer strategic directions and renewed energy to steer the Group towards solid and stable growth in the future.

## CONDENSED CONSOLIDATED INCOME STATEMENT

*For the six months ended 31st December, 2001*

| | Notes | (unaudited) Six months ended 31.12.2001 HK$'000 | 31.12.2000 HK$'000 |
|---|---|---|---|
| Turnover | 4 | 627,143 | 960,519 |
| Cost of sales and services | | (253,537) | (514,891) |
| | | 373,606 | 445,628 |
| Other revenue | | 6,221 | 15,029 |
| Selling and distribution costs | | (8,160) | (11,400) |
| Administrative expenses | | (67,008) | (58,041) |
| Other operating expenses | | (27,390) | (16,602) |
| Profit from operations before impairment loss | | 277,269 | 374,614 |
| Impairment loss on a hotel property under development | | - | (290,000) |
| Profit from operations after impairment loss | 4 | 277,269 | 84,614 |
| Finance costs | 5 | (337,982) | (379,650) |
| Profit on partial disposal of interest in a jointly controlled entity | | - | 375,123 |
| Share of results of | | | |
| - jointly controlled entities | | 215,434 | 96,018 |
| - associates | | 23,683 | 9,952 |
| Profit from ordinary activities before taxation | | 178,404 | 186,057 |
| Taxation | 7 | (8,960) | (24,582) |
| Profit before minority interests | | 169,444 | 161,475 |
| Minority interests | | (4,187) | (1,566) |
| Net profit for the period | | 165,257 | 159,909 |
| Dividend | 8 | 52,559 | 43,799 |

| | | HK cents | HK cents |
|---|---|---|---|
| Earnings per share | 9 | | |
| Basic | | 18.9 | 18.3 |

**Notes:**

## 1. BASIS OF PREPARATION

The condensed financial statements containing this condensed consolidated income statement have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting".

## 2. PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted for the preparation of the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2001, except as described below.

In the current period, the Group has adopted a number of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new/revised accounting policies.

**Dividends proposed or declared after the balance sheet date**

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment (Note 3).

**Provisions**

In accordance with SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets", provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. Adoption of this accounting policy has resulted in the derecognition of general provision. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment (Note 3).

**Segment reporting**

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the six months ended 31st December, 2000 have been amended so that they are presented on a consistent basis.

**Goodwill**

In the current period, the Group has adopted SSAP 30 "Business Combinations" and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Amortisation in respect of goodwill between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 has been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 has been recognised retrospectively. The effect of these adjustments is summarised in Note 3. Following the adoption of SSAP 30, goodwill arising on acquisition will be capitalised and amortised on a straight-line basis over its useful economic life. Negative goodwill will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which such goodwill resulted. The effect of these adjustments is summarised in note 3.

## 3. PRIOR PERIOD ADJUSTMENTS

The financial effects of the adoption of the new/revised accounting policies described in Note 2 are summarised below:

| | Capital reserve *HK$'000* | Dividend reserve *HK$'000* | Retained profits *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|
| Balance at 1st July, 2000 | | | | |
| As previously stated | 12,711 | - | 314,627 | 327,338 |
| Derecognition of final dividend for the year ended 30th June, 2000 | - | 52,559 | - | 52,559 |
| Derecognition of provision for hotel maintenance | - | - | 26,589 | 26,589 |
| Adoption of SSAP 30 with retrospective effect: | | | | |
| Goodwill previously eliminated against capital reserve amortised | 99,992 | - | (99,992) | - |
| Negative goodwill previously credited to capital reserve released to income | (29,707) | - | 29,707 | - |
| As restated | 82,996 | 52,559 | 270,931 | 406,486 |

The adoption of the new/revised accounting policies would not result in material impacts on the results of the Group for the current and prior periods.

## 4. TURNOVER AND CONTRIBUTION

(a) The turnover and contribution of the Group analysed by activities are as follows:

| | Turnover | | Contribution | |
|---|---|---|---|---|
| | Six months ended | | Six months ended | |
| | 31.12.2001 | 31.12.2000 | 31.12.2001 | 31.12.2000 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Infrastructure project | | | | |

| | | | | |
|---|---|---|---|---|
| investments | 177,588 | 272,770 | 152,138 | 247,865 |
| Property investment and management | | | | |
| - property letting | 185,793 | 190,506 | 120,591 | 115,664 |
| - agency and management | 5,619 | 6,263 | 474 | 1,610 |
| Hospitality services | | | | |
| - hotel operations and management | 66,809 | 74,733 | 8,150 | 10,043 |
| - restaurant operations and food catering | 61,003 | 71,088 | 2,131 | (2,904) |
| - impairment loss on a hotel property under development | - | - | - | (290,000) |
| Construction and project management | 123,920 | 342,923 | 7,200 | (1,227) |
| Treasury operations – interest income | 19,713 | 16,122 | 19,713 | 16,122 |
| Others | 581 | 948 | (7,745) | 12,630 |
| Elimination of inter-segment revenue | (13,883) | (14,834) | | |
| | 627,143 | 960,519 | 302,652 | 109,803 |
| Less: Unallocated administrative expenses | | | (25,383) | (25,189) |
| Profit from operations after impairment loss | | | 277,269 | 84,614 |

Inter-segment revenue comprised of property rentals of HK$11,279,000 (six months ended 31.12.2000: HK$12,145,000) and property agency and management service fees of HK$2,604,000 (six months ended 31.12.2000: HK$2,689,000) charged to other segments.

(b) The turnover and contribution of the Group analysed by geographical locations are as follows:

**Turnover** **Contribution**

| | Six months ended | | Six months ended | |
|---|---|---|---|---|
| | **31.12.2001** | **31.12.2000** | **31.12.2001** | **31.12.2000** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Hong Kong | 434,407 | 645,720 | 103,592 | 111,108 |
| Other regions in the People's Republic of China | 179,003 | 279,822 | 170,392 | 249,600 |
| Republic of Malta | - | - | (8,365) | (290,000) |
| Other locations | 13,733 | 34,977 | 11,650 | 13,906 |
| | 627,143 | 960,519 | 277,269 | 84,614 |

## 5. FINANCE COSTS

| | Six months ended | |
|---|---|---|
| | **31.12.2001** | **31.12.2000** |
| | *HK$'000* | *HK$'000* |
| Interest on | | |
| - Bank loans and overdrafts | 90,948 | 229,421 |
| - Notes payable | 223,574 | 240,353 |
| - Warranties payable | 11,699 | 15,596 |
| Note issue expenses amortised | 8,746 | 8,659 |
| Other finance costs | 6,015 | 10,903 |
| | 340,982 | 504,932 |
| Less: Interest capitalised | (3,000) | (16,174) |
| Interest borne by a jointly controlled entity | - | (109,108) |
| | 337,982 | 379,650 |

## 6. DEPRECIATION AND AMORTISATION

Depreciation and amortisation charged to the income statement are as follows:

| Six months ended | |
|---|---|
| **31.12.2001** | **31.12.2000** |

| | HK$'000 | HK$'000 |
|---|---|---|
| Depreciation of property, plant and equipment | 3,604 | 8,059 |
| Amortisation of: | | |
| - cost of investments in jointly controlled entities | 18,972 | 16,602 |
| - note issue expenses | 8,746 | 8,659 |

## 7. TAXATION

| | Six months ended | |
|---|---|---|
| | **31.12.2001** | **31.12.2000** |
| | *HK$'000* | *HK$'000* |
| The charge comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong Profits Tax | 616 | 1,669 |
| Taxation elsewhere | 359 | 14,198 |
| | 975 | 15,867 |
| Jointly controlled entities | | |
| Taxation elsewhere | 3,591 | 5,440 |
| Associates | | |
| Hong Kong Profits Tax | 383 | 401 |
| Taxation elsewhere | 4,011 | 2,874 |
| | 4,394 | 3,275 |
| | 8,960 | 24,582 |

Provision for Hong Kong Profits Tax is calculated at the rate of 16% (six months ended 31.12.2000: 16%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

Deferred taxation has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from

disposal of these assets would not be subject to taxation. Accordingly, the valuation increase or decrease does not constitute a timing difference for deferred tax purposes.

## 8. DIVIDEND

In November 2001, a final dividend for the financial year ended 30th June, 2001 of 7 HK cents (year ended 30.6.2000: 6 HK cents) per ordinary share was paid to shareholders.

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2002 of 6 HK cents (year ended 30.6.2001: 5 HK cents) per ordinary share totalling HK$52,559,000 (year ended 30.6.2001: HK$43,799,000) shall be paid to the shareholders of the Company whose names appear in the Register of Members on 27th March, 2002.

## 9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the period of HK$165,257,000 (six months ended 31.12.2000: HK$159,909,000) and on 875,982,121 (six months ended 31.12.2000: 875,982,121) ordinary shares in issue during the period.

# CONTINGENCIES AND CHARGES ON ASSETS

During the period, the Group has provided a guarantee in respect of a bank loan granted to a jointly controlled entity to the extent of 50% of the loan facilities utilized. At 31st December, 2001, the bank loan utilized by the jointly controlled entity was approximately RMB 845 million.

Save as aforementioned, there has been no material change in contingencies and charges on assets of the Group since 30th June, 2001.

# ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

## CHANGES OF DIRECTORS

With effect from 1st January, 2002, Mr. Eddie Ping Chang HO succeeded Sir Gordon Ying Sheung WU as the Managing Director of the Company while Sir Gordon Ying Sheung WU continued to act as the Chairman of the Board. On the same date, Messrs. Josiah Chin Lai KWOK, Thomas Jefferson WU and Alan Chi Hung CHAN were appointed the Deputy Managing Director, the Chief Operating Officer and an Executive Director of the Company respectively.

Mr. Henry Hin Moh LEE retired from his executive duties of the Company with effect from 31st December, 2001 and continues as a Non-Executive Director. Mr. Joachim BURGER resigned as an Executive Director of the Company with effect from 28th February, 2002.

The Board would like to welcome all the new appointments as well as to express appreciation towards Mr. Joachim BURGER's valuable contribution to the Company.

## PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the period.

## EMPLOYEES

There were approximately 1,171 employees in the Group as at 31st December, 2001. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performances. Various benefits include medical and personal accident insurance coverage are also provided to employees. Different types of training programs are conducted on an on-going basis throughout the Group.

A share option scheme has been established by the Company since 11th October, 1994 for granting options to directors and employees of the Group. As at 31st December, 2001, no options have been granted since the date of adoption.

## PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE'S") WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By Order of the Board
**Eddie Ping Chang HO**
*Managing Director*

Hong Kong, 4th March, 2002

"Please also refer to the published version of this announcement in the SCMP-Business"

(78)

# Listed Companies Information

HOPEWELL HOLD<00054> - Results Announcement (Summary)

Hopewell Holdings Limited announced on 4/3/2002:
(stock code: 54)
Year end date: 30/6/2002
Currency: HK$

| | | (Unaudited) Current Period from 1/7/2001 to 31/12/2001 ('000) | (Unaudited) Last Corresponding Period from 1/7/2000 to 31/12/2000 ('000) |
|---|---|---|---|
| Turnover | : | 627,143 | 960,519 |
| Profit/(Loss) from Operations | : | 277,269 | 374,614 |
| Finance cost | : | (337,982) | (379,650) |
| Share of Profit/(Loss) of Associates | : | 23,683 | 9,952 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | 215,434 | 96,018 |
| Profit/(Loss) after Tax & MI | : | 165,257 | 159,909 |
| % Change over Last Period | : | +3.3% | |
| EPS/(LPS)-Basic | : | 18.9 cents | 18.3 cents |
| -Diluted | : | N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : | N/A | N/A |
| Profit/(Loss) after ETD Items | : | 165,257 | 159,909 |
| Interim Dividend per Share | : | 6 cents | 5 cents |
| (Specify if with other options) | : | N/A | N/A |
| B/C Dates for Interim Dividend | : | 22/3/2002 to 27/3/2002 bdi. | |
| Payable Date | : | 30/4/2002 | |
| B/C Dates for (-) General Meeting | : | N/A | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remarks:

1) Profit/(Loss) from Operations for 1/7/00 - 31/12/00 refers to the amount of profit from operations before impairment loss of HK$290,000,000.

2) Profit/(Loss) after Taxation & MI for 1/7/00 - 31/12/00 includes:
- Profit on disposal of interest in a jointly controlled entity
- Impairment loss on a hotel property under development.

# Listed Companies Information

HOPEWELL HOLD<00054> - Further Results Announcement

Following the release of the interim results announcement of Hopewell Holdings Limited (the "Company") on teletext today, the Remark 2 should be read as follows:

| | |
|---|---|
| "(2) Profit/(Loss) after Taxation & MI for 1/7/00 - 31/12/00 includes: | HK$'000 |
| - Profit on disposal of interest in a jointly controlled entity | 375,123 |
| - Impairment loss on a hotel property under development | (290,000) |
| | =========" |

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## ANNOUNCEMENT

The Board of Directors (the "Board") of Hopewell Holdings Limited (the "Company") announces that Mr. Joachim Burger has resigned as a Director of the Company to take effect on 28th February, 2002.

The Board wishes to express its appreciation of the dedication and contribution rendered by Mr. Burger to the Group during his tenure.

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 28th February, 2002.

"Please also refer to the published version of this announcement in the South China Morning Post Business"

(81)

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# HOPEWELL HOLDINGS LIMITED

# 合和實業有限公司

*(Incorporated in Hong Kong with limited liability)*

# ANNOUNCEMENT


## SUMMARY

The JV Co. has arranged a bank loan to repay a total sum of US$684,358,228 to HCDS for the Shareholders Loan extended by HCDS to the JV Co. together with the interest accrued thereon. The sum received by HCDS will be used to repay in due course the principal together with interest and fees payable under the Notes by way of Covenant Defeasance and the exercise of the option to early redeem on 15 August 2002 the outstanding 2007 Notes.


The board of directors of the Company has the pleasure to announce the following:

Taking advantage of the low interest environment in order to reduce financing costs, as part of the refinancing exercise undertaken by the JV Co., which owns and operates the 122.8 km Guangzhou-Shenzhen Superhighway, a bank loan was arranged by the JV Co. to repay a total sum of US$684,358,228 to HCDS for the Shareholders Loan extended by HCDS to the JV Co. and interest accrued thereon.

The sum of US$684,358,228 was received by HCDS on 7 February 2002 and will

be used to repay in due course the principal together with interest and fees payable under the Notes issued in August 1997 by GSSH for the funding of the Shareholders Loan by way of Covenant Defeasance and the exercise of the option to early redeem on 15 August 2002 the outstanding 2007 Notes (approximately US$372 million) pursuant to the terms of the Notes. It is estimated that the total amount required to achieve the repayment of the Notes together with interest to be due and fees payable will be in the region of US$680 million.

Though the above mentioned transactions do not have a material impact on the consolidated net asset value of the Hopewell Group, the existing outstanding debt liabilities of the Hopewell Group will be reduced when the Notes are repaid in due course.

## TERMS USED THIS ANNOUNCEMENT

In this announcement the following expressions have the following meanings:

| | |
|---|---|
| "Company" | Hopewell Holdings Limited; |
| "Covenant Defeasance" | means, in relation to the outstanding Notes, the depositing with the trustee or paying agent of the Notes in accordance with the terms of the Notes, money and/or US treasury bills and/or securities of U.S. governmental or statutory bodies (as permitted under the Notes) in an amount sufficient to pay and discharge the principal and interest of the outstanding Notes; |
| "GSSH" | Guangzhou-Shenzhen Superhighway (Holdings) Ltd., a company incorporated in the British Virgin Islands with limited liability and is indirectly owned by the Company as to 97.5%; |
| "HCDS" | Hopewell China Development (Superhighway) Limited, a company incorporated in Hong Kong with limited liability and is indirectly owned by the Company as to 97.5%; |
| "Hopewell Group" | means the Company and its subsidiaries; |

| | |
|---|---|
| "JV Co." | Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., a co-operative joint venture between The Guangdong Provincial Highway Construction Company, an independent third party, and HCDS and is reported as a jointly controlled entity in the latest published consolidated financial statements of the Company; |
| "Notes" | means the US$600 million fixed rate notes, including the 2004 Notes and the 2007 Notes, issued in August 1997 by GSSH for the funding of the Shareholders Loans; |
| "2004 Notes" | means the US$200 million 97/8% Notes due 2004; |
| "2007 Notes" | means the US$400 million 101/4% Notes due 2007; and |
| "Shareholders Loan" | means the joint venture partner loan advanced by HCDS to the JV Co. |

By Order of the Board
**Peter Yip Wah Lee**
*Company Secretary*

Hong Kong, 8 February, 2002

"Please also refer to the published version of this announcement in the SCMP-Business"

# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

(82)

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 6 FEB 2002

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 7 FEB 2002
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st January, 2002 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client /YS. pls check & ... file
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

7/2/02

*#b1023/ltr/1/am*

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st January, 2002

FORM I

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 6 FEB 2002

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ________<br>Exercise price: HK$ ____<br><br>2. ________<br>Exercise price: HK$ ____ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ________<br>Subscription price HK$ ____<br><br>2. ________<br>Subscription price HK$ ____ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| **OTHER ISSUES OF SHARES*** | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

(83)

Form 表格 D2

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Companies Registry
公司註冊處

Company Number 公司編號: 28397

1 Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| | |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| | |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| | |

Date of Resignation or Cessation 辭職或停職日期

| Date 日期 DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| | | | |

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/1023/78 (AMY)

For Official Use
請勿填寫本欄

收件日期 RECEIVED
09 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

# Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

28397



3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Appointment of director | 01 / 01 / 2002 (DD 日 \| MM 月 \| YYYY 年) |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: KWOK (Surname 姓氏) Josiah Chin Lai 郭 展禮 (Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 5H, Bowen Road, 1/F., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A991123(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

This Notification includes (Nil) Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：( Peter Yip Wah LEE ) Date 日期： 2nd January, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Companies Registry
公司註冊處

Form 表格 D2

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Continuation Sheet B (Sheet 1 of 1)
續頁 B 第 1 頁 (共 1 頁)

Company Number 公司編號: 28397

## Details of Appointment／Change of particulars (Section 3B of main form)
## 委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| Appointment of director | 01 / 01 / 2002 (DD 日 / MM 月 / YYYY 年) |

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: CHAN (Surname 姓氏) Chi Hung (Other names 名字) 陳 志鴻

Alias (if any) 別名（如有的話）: Alan

Previous Names 前用姓名: N/A

Address 地址: Flat 808, Block 47, Heng Fa Chuen, Chaiwan, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| D481960(9) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Form 表格 D3

# Consent to Act as a Director
# 出任董事職位同意書

Companies Registry
公 司 註 冊 處

Company Number 公司編號

28397

Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

I, Josiah Chin Lai KWOK 郭展禮
本人

consent to act as a Director of the above company with effect from 1st January, 2002,
同意出任上述公司的董事一職，生效日期為 。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名： Josiah

Date 日期： 2nd January, 2002

收件日期 RECEIVED
09 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Form 表格 **D3**

# Consent to Act as a Director
# 出任董事職位同意書

Companies Registry
公 司 註 冊 處

Company Number 公司編號

28397

Company Name 公司名稱

Hopewell Holdings Limited
(合和實業有限公司)

I, Alan Chi Hung CHAN 陳志鴻
本人

consent to act as a Director of the above company with effect from 1st January, 2002,
同意出任上述公司的董事一職，生效日期爲 1st January, 2002。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名 : [signature]

Date 日期 : 2nd January, 2002

日期 RECEIVED
09 -01- 2002
註冊處(行政組)
REGISTRY
(Administration Section)

**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

92

Your Ref.:

Our Ref.: S/1023/78 PWH/am

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
- 8 OCT 2001

- 9 OCT 2001
RECEIVED

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th September, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th September, 2001

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: - 8 OCT 2001

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ______ |
| 4. | Warrants : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ____________ Exercise price: HK$ ________ 2. ____________ Exercise price: HK$ ________ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________ Subscription price HK$ ______ 2. ____________ Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| **OTHER ISSUES OF SHARES*** | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A<br>============ |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

(93)

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, the 31st day of October, 2001 at 4:00 p.m. for the following purposes:–

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a final dividend.

3. To re-elect Directors and fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:–

**Ordinary Resolutions**

(1) "**THAT**:–

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "**THAT**:–

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 18th September, 2001.

*Notes:–*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Wednesday, 24th October, 2001 to Wednesday, 31st October, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd October, 2001.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the 2001 Annual Report of the Company.

# Hopewell Holdings Limited

# 合和實業有限公司

*(Incorporated in Hong Kong under the Companies Ordinance)*

## Form of proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We[1] ____________________

of ____________________

being the registered holder(s) of[2] ____________________

Ordinary Shares of HK$2.50 each of the above-named Company, HEREBY APPOINT[3] ____________________

____________________ of ____________________

____________________ or failing him ____________________

____________________ of ____________________

or failing him, the Chairman of the meeting as my/our proxy, to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, the 31st day of October, 2001 at 4:00 p.m. and at such meeting (or at any adjournment thereof) in the event of a poll, to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given, as my/our proxy thinks fit.

| | | For[4] | Against[4] |
|---|---|---|---|
| 1. | To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2001. | | |
| 2. | To declare a final dividend. | | |
| 3. | EITHER | | |
| | (1) To re-elect Mr. Eddie Ping Chang HO, Mr. Henry Hin Moh LEE, Mr. Robert Van Jin NIEN, Mr. Joachim BURGER, Mr. Carmelo Ka Sze LEE and Mr. Thomas Jefferson WU as Directors. | | |
| | OR | | |
| | (2) (a) To re-elect Mr. Eddie Ping Chang HO as Director. | | |
| | (b) To re-elect Mr. Henry Hin Moh LEE as Director. | | |
| | (c) To re-elect Mr. Robert Van Jin NIEN as Director. | | |
| | (d) To re-elect Mr. Joachim BURGER as Director. | | |
| | (e) To re-elect Mr. Carmelo Ka Sze LEE as Director. | | |
| | (f) To re-elect Mr. Thomas Jefferson WU as Director. | | |
| | (3) To fix the Directors' fees. | | |
| 4. | To re-appoint Auditors and authorise the Directors to fix their remuneration. | | |
| 5. | (1) To give a general mandate to the Directors to repurchase shares. (Ordinary Resolution No.(1) set out in item 5 of Notice of Annual General Meeting) | | |
| | (2) To give a general mandate to the Directors to issue shares. (Ordinary Resolution No.(2) set out in item 5 of Notice of Annual General Meeting) | | |
| | (3) To extend the general mandate to issue shares to cover the shares repurchased by the Company. (Ordinary Resolution No.(3) set out in item 5 of Notice of Annual General Meeting) | | |

Dated: ____________________ Signature[5]: ____________________

*Notes:-*

1. Please insert full name(s) and address(es) in BLOCK CAPITALS.
2. Please insert the number of Ordinary Shares of HK$2.50 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy.
4. IMPORTANT : IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. To be valid, this form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's registered office at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Any alterations made in this form of proxy must be initialled by the person who signs it.

Hopewell Holdings Limited

合和實業有限公司

*(incorporated in Hong Kong under the Companies Ordinance)*

# FINAL RESULTS FOR THE YEAR ENDED 30TH JUNE, 2001

## CHAIRMAN'S STATEMENT

### Consolidated Results

I am pleased to report that the Group's businesses continued to improve steadily during the year ended 30th June, 2001 with earnings before interest and tax increasing by 19% to HK$1,011 million. Net profit increased over the previous year by 80% to HK$306 million and earnings per share was HK34.9 cents.

### Dividend

The Board of Directors has decided to recommend the payment of a final dividend of HK7 cents per share for the year ended 30th June, 2001 (2000: HK6 cents per share). Together with the interim dividend of HK5 cents per share paid on 10th May, 2001, total dividends for the year ended 30th June, 2001 will amount to HK12 cents (2000: HK11 cents) per share, an increase of 9% over that of the previous year. Subject to the approval of shareholders at the Annual General Meeting to be held on 31st October, 2001, the final dividend will be paid on or about 7th November, 2001 to shareholders as registered at the close of business on 31st October, 2001.

### Finance

In the year under review, the Group's financial situation further strengthened. Stable cash flow and sufficient liquidity enabled the Group to better manage its financial activities.

During the year, the Group repaid the non-recourse Guangzhou-Shenzhen Superhighway syndicated bank loan, which was replaced by a 10-year-loan of

US$300 million arranged between the joint venture company and a PRC bank. In addition, a syndicated bank loan of HK$1,380 million was refinanced at a lower interest cost and the maturity date extended to 2007.

As at 30th June, 2001, consolidated net debt amounted to HK$7,845 million and shareholders' equity reached HK$13,878 million, resulting in a gearing ratio of 57%, down from last year's 75%. The decrease is a reflection of the Group's efforts to maintain its leverage at an optimum level.

The Group will continue to ensure that all existing and future investments will be financed at the lowest cost possible to ensure a stronger financial base and a better return on equity.

**Market and Business Review**

In the year under review, aspirations for continued growth in the New Economy vanished and the U.S. economy showed signs of weakness. The pace of economic recovery in Hong Kong and other Asian countries was slower than anticipated, reflecting a difficult operating environment. However, working from a sound business foundation, the Group continued to strengthen its core business activities and improve its financial situation. As a result, the recurring operation of core businesses recorded growth and contributed to the profits of the Group.

*Infrastructure*

The infrastructure business achieved the strongest performance among the four core businesses. Earnings before interest and tax reached HK$736 million, an increase of 19% as compared to the previous year. The Group participates primarily in the toll road investment projects in the Pearl River Delta Region of Guangdong Province. With GDP growth of 10.5% in 2000, Guangdong Province maintained its status as one of the fastest growing provinces in the mainland, with the Pearl River Delta Region continuing to develop rapidly. Guangdong Province has a well-developed road system. Ownership of passenger and goods vehicles grew by 20% in 2000. The Group's operating toll roads are all principal routes connecting major cities. Together with other highways in the Region, they form a comprehensive highway network that will experience continued steady traffic growth.

In the year under review, the Guangzhou-Shenzhen Superhighway recorded double digit growth in traffic volume and toll revenue of 13% and 10%, respectively. The Shunde Roads registered traffic growth of 5%. The Shunde 105 Road recorded an increase in traffic of 21% following the full operation of the main alignment in October 2000. The Guangzhou East-South-West Ring Road commenced full operation in June 2000, and traffic is expected to further increase after the completion of other connecting roads.

*Property*

Sub-sectors of the office market performed differently because of the changing economic environment. Fewer new office completions placed a premium on those properties located in the core business districts on Hong Kong Island as these areas are the preferred locations for multi-national enterprises, financial institutions, telecommunication firms and trading companies. As a result, occupancy rates remained high in these areas. Hopewell Centre, the Group's flagship property, maintained an average occupancy rate of 94% and contributed an important portion to the Group's recurring income. The rental situation is expected to improve when the local economy strengthens.

The Hongkong International Trade and Exhibition Centre ("HITEC") at Kowloon Bay also recorded a steady occupancy rate. Earlier, the Group received initial approval from the Town Planning Board to ease certain restrictions on the operations of HITEC by permitting commercial usage. In line with the Government's development plan in southeast Kowloon, the expansion of HITEC activities can complement the district's commercial growth.

*Hospitality*

The tourism industry experienced significant recovery during the year with visitor arrivals exceeding 13.06 million, surpassing the record of 12.97 million set in 1996. This signalled a definite improvement in the tourism industry which had a positive impact on the hotel industry. The Group's hospitality business moved from a loss to a profit-making situation during the year with earnings before interest and tax increasing to HK$33 million. Both the Panda Hotel in Hong Kong and the China Hotel in Guangzhou experienced satisfactory occupancy rates and generated steady recurring income. Our food and beverage business also saw substantial improvement due to effective cost control. All catering outlets will continue to operate in line with market needs to further

improve operating profits.

*Construction and engineering*

The slow local economy resulted in decreased demand for new construction projects, leaving this market very depressed. In 2000, total completed construction projects by major contractors were lower by 4% compared to the previous year, while completion of private construction projects fell by 10%. This reflected a change in market domination by private construction projects. In recent years, however, the Group bid primarily for Government projects which generate a steady source of income. The Group is also actively pursuing the 'slip-climbform' building method, an environmental-friendly system designed to enhance the quality of building works.

*Other developments*

The Group continued to negotiate with the governments of Thailand and Indonesia over the Bangkok Elevated Road and Train System and the Tanjung Jati B Power Plant project, respectively, its two investment projects in Southeast Asia. The Group will continue to work in the best interests of its shareholders in moving towards a beneficial settlement.

**Prospects**

The decline in interest rates since the beginning of 2001 due to the U.S. economic slowdown enabled the Group to embark on a refinancing program that greatly strengthened its financial base. Looking ahead, the Group expects its financial foundation to grow stronger as it continues to exercise stringent cost control. By reaping the benefits of a steady improvement in business, better credit terms can be achieved. In the long term, the Group will continue to maintain a steady cash flow, minimize borrowing levels, strengthen capital liquidity, consolidate profit base and increase the returns to shareholders.

During the year under review, the recurring operation of the Group's core businesses - infrastructure, property, hospitality and construction - recorded an operating profit, and the result of business consolidation provided the Group with a solid basis for profit growth. The global economy is expected to face great challenges in light of the slowing U.S. economy. Therefore, the Group will maintain its focus on strengthening its core businesses. China's entry into the

World Trade Organization ("WTO") and the subsequent increased trade and business activities will possibly create more opportunities in the infrastructure sector. The Group will continue to minimize and adjust operating costs in line with the economic environment and market condition to enhance shareholder value.

Commercial ties between the mainland and Hong Kong will become even stronger as import and export trade activities expand when China is admitted to the WTO. A comprehensive road transportation system linking Hong Kong to the mainland is a vital element in this development. In line with this, the Group is investigating the construction of a bridge linking Guangdong, Hong Kong and Macau. The Group is also actively evaluating planning alternatives for its property development projects and will formulate appropriate strategy in accordance with the latest market situation.

**Personnel**

The Group has appointed Mr Carmelo Ka Sze LEE as an independent non-executive director and Mr Thomas Jefferson WU as an executive director, with effect from 21st March and 15th June, 2001 respectively.

**Purchase, Sale or Redemption of Shares**

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

**Employees**

As at 30th June, 2001, there are 1,009 employees in the Group. The Group's remuneration and benefit policies are determined based on staff performance and market situation. A wide range of benefits, including medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group.

A share option scheme of the Company had been adopted since 11th October, 1994 for granting options to directors or employees of the Company or any subsidiary and no options have been granted since the date of adoption.

**Publication of Further Information on the Stock Exchange's Website**

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

**Acknowledgement**

I would like to express my gratitude to the Board of Directors and all the staff of the Group for their support and effort over the year. Their efforts are invaluable as we move forward to assure a prosperous future for the Group.

**Sir Gordon Ying Sheung WU**, KCMG, FICE
*Chairman and Managing Director*

Hong Kong, 18th September, 2001

## CONSOLIDATED INCOME STATEMENT

The audited consolidated income statement of the Company and its subsidiaries (The "Group") for the year ended 30th June, 2001 is set out below:-

| | | **2001** | **2000** |
|---|---|---|---|
| | *Notes* | *HK$'000* | *HK$'000* |
| Turnover | *1* | 1,750,103 | 1,572,321 |
| Cost of sales and services | | (813,034) | (793,263) |
| | | 937,069 | 779,058 |
| Other revenue | *2* | 56,940 | 27,298 |
| Selling and distribution costs | | (24,960) | (28,655) |
| Administrative expenses | | (135,082) | (118,008) |
| Other operating expenses | | (47,543) | (31,676) |
| Profit from operations before impairment loss | *3* | 786,424 | 628,017 |
| Impairment loss on a hotel property under development | | (290,000) | - |

| | | | |
|---|---|---|---|
| Profit from operations | | 496,424 | 628,017 |
| Finance costs | *4* | (767,550) | (656,104) |
| Profit on disposal of interest in a jointly controlled entity | | 381,832 | - |
| Share of results of: | | | |
| jointly controlled entities | | 205,394 | 197,187 |
| associates | | 19,426 | 26,110 |
| Profit from ordinary activities before taxation | | 335,526 | 195,210 |
| Taxation | *5* | (26,509) | (20,185) |
| Profit before minority interests | | 309,017 | 175,025 |
| Minority interests | | (3,507) | (5,735) |
| Net profit for the year | | 305,510 | 169,290 |
| Dividends | *6* | (105,118) | (96,358) |
| Profit for the year retained | | 200,392 | 72,932 |
| | | HK cents | HK cents |
| Earnings per share | | | |
| Basic | *7* | 34.9 | 19.3 |

*NOTES:*

**1. Turnover and contribution**

The turnover and contribution of the Group analysed by activity are as follows:

| | Turnover | | Contribution | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Property rental, agency and management | 369,964 | 360,787 | 234,975 | 223,475 |
| Hotel operations and management | 275,548 | 292,948 | 20,242 | (14,687) |
| Infrastructure project | | | | |

| | | | | |
|---|---|---|---|---|
| investment | 531,466 | 444,031 | 490,523 | 412,356 |
| Construction and project management | 517,608 | 406,424 | 9,482 | (19,276) |
| Treasury operations - interest income | 53,552 | 62,692 | 53,552 | 62,692 |
| Others | 1,965 | 5,439 | (261,984) | 18,014 |
| | 1,750,103 | 1,572,321 | 546,790 | 682,574 |
| Less: Unallocated administrative expenses | | | (50,366) | (54,557) |
| Profit from operations | | | 496,424 | 628,017 |

*Note:* The turnover from infrastructure project investment shown above comprised mainly of interest income from project companies. The contribution from other activities includes the impairment loss on a hotel property under development amounted to HK$290 million (2000: nil).

The turnover and contribution of the Group analysed by geographical locations are as follows:

| | **Turnover** | | **Contribution** | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Hong Kong | 1,132,465 | 1,051,354 | 221,436 | 168,057 |
| Other regions in the People's Republic of China ("PRC") | 613,040 | 519,548 | 578,007 | 475,889 |
| Republic of Malta | - | - | (290,000) | - |
| Others | 4,598 | 1,419 | (13,019) | (15,929) |
| | 1,750,103 | 1,572,321 | 496,424 | 628,017 |

## 2. Other revenue

| | **2001** | **2000** |
|---|---|---|
| | *HK$'000* | *HK$'000* |

Included in other revenue are the following:

| | | |
|---|---|---|
| Gain on repurchase of notes | 22,791 | 15,335 |
| Exchange gains | 17,442 | 1,557 |

3. **Profit from operations before impairment loss**

| | **2001** | **2000** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Profit from operations before impairment loss has been arrived at after charging: | | |
| Depreciation of property, plant and equipment | 15,908 | 17,084 |
| Amortisation of cost of investment in jointly controlled entities | 36,543 | 31,676 |
| Staff costs including directors' emoluments | 214,290 | 237,828 |

4. **Finance costs**

| | **2001** | **2000** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Interest on: | | |
| Bank loans and overdrafts | 352,797 | 467,634 |
| Notes | | |
| - wholly payable within five years | 154,917 | 153,358 |
| - not wholly payable within five years | 313,630 | 315,198 |
| Other loans wholly payable within five years | 30,890 | 22,363 |
| Warranties wholly payable within five years | 27,296 | 34,657 |
| Total interest | 879,530 | 993,210 |
| Less: Amount borne by a jointly controlled entity | (126,456) | (253,643) |
| Amounts capitalised on: | | |
| - Infrastructure projects | (19,613) | (106,151) |
| - Properties under development | (7,424) | (4,806) |
| | 726,037 | 628,610 |
| Notes issue expenses amortised | 17,260 | 17,148 |

| | | |
|---|---|---|
| Other finance costs | 24,253 | 10,346 |
| | 767,550 | 656,104 |

## 5. Taxation

| | **2001** | **2000** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| The charge comprises: | | |
| The Company and subsidiaries | | |
| Hong Kong profits tax | | |
| Current year's provision | 571 | 1,004 |
| Overprovision in prior years | (1,200) | (975) |
| Taxation elsewhere | | |
| Current year's provision | 14,406 | 106 |
| Overprovision in prior years | (5,287) | (3,002) |
| | 8,490 | (2,867) |
| Jointly controlled entities | | |
| Taxation elsewhere | 9,457 | 14,225 |
| Associates | | |
| Hong Kong profits tax | 877 | 922 |
| Taxation elsewhere | 7,685 | 7,905 |
| | 8,562 | 8,827 |
| | 26,509 | 20,185 |

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

Deferred taxation has not been accounted for in the financial statements as there are no material timing differences.

Deferred tax has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from disposal of these assets would not be subject to taxation. Accordingly, the valuation surplus does not constitute a timing difference for deferred tax purposes.

6. **Dividends**

| | **2001** | **2000** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Interim dividend, paid HK5 cents (2000: HK5 cents) per share | 43,799 | 43,799 |
| Final dividend, proposed HK7 cents (2000: HK6 cents) per share | 61,319 | 52,559 |
| | 105,118 | 96,358 |

The final dividend of HK7 cents (2000: HK6 cents) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

7. **Earnings per share**

The calculation of the basic earnings per share is based on the net profit for the year of HK$305,510,000 (2000: HK$169,290,000) and on 875,982,121 (2000: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share is not shown as the Company has no dilutive potential ordinary shares outstanding during the two years presented.

## FINANCIAL REVIEW

### Group Results

Group turnover for the financial year was HK$1,750 million, an increase of 11%. Property, construction, and infrastructure businesses reported increases in

revenue while closure of Hopewell City Restaurant in September 2000 reduced the revenue of the overall hotel and foods operations. Treasury's revenue was decreased mainly due to lower interest income received. During the year, turnover of infrastructure business mainly included financial income received or receivable from the joint ventures.

Group earnings before interest and tax from recurring operating activities increased by 19% to HK$1,011 million from HK$851 million of last financial year, mainly attributable to the growth of infrastructure and improved operating results from hotel and construction businesses:-

| | Earnings before interest & tax | |
|---|---|---|
| | **2001** | **2000** |
| | *HK$ million* | *HK$ million* |
| Property rental, agency & management | 239 | 227 |
| Infrastructure projects | 736 | 617 |
| Hotel & foods operations | 33 | (2) |
| Construction & project management | 9 | (19) |
| Treasury & Others | 44 | 83 |
| | 1,061 | 906 |
| Administrative expenses | (50) | (55) |
| Earnings before interest & tax (recurring) | 1,011 | 851 |

*Note: Earnings before interest & tax (recurring) is the sum of profit from operations before impairment loss (HK$786m) and share of results from jointly controlled entities & associates (HK$225m)*

The Group reported a net profit of HK$306 million, up 80% as compared with HK$169 million in the last financial year. Infrastructure business contributed the majority of the increase in profit with its financial income, share of net profits from joint ventures in China, and profit on disposal of 25% interests in Shunde Roads joint venture.

**Liquidity and Financial Resources**

The Group continued to adopt prudent treasury policies in managing its cash

resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilities, the Group has adequate financial resources to fund its investment projects.

Maturity profile of the Group's gross borrowings at the end of the financial year is shown as follows:-

| Repayable in:- | As at 30th June | |
|---|---|---|
| | **2001** | **2000** |
| Less than one year | 7% | 13% |
| One year but within two years | 5% | 19% |
| Two years but within five years | 40% | 39% |
| More than five years | 48% | 29% |
| | 100% | 100% |

During the financial year, the Group repaid the non-recourse Guangzhou-Shenzhen Superhighway syndicated bank loan of US$300 million, which was taken up by the joint venture itself with a 10-year bank loan. A syndicated bank loan of HK$1,380 million was refinanced at a lower interest rate and its maturity date extended to 2007. The Group will continue to ensure all activities are financed at the most advantageous terms.

The majority of the Group's borrowings has been used to make interest-bearing loans to co-operative joint ventures. Against the total net debt of HK$7,845 million (30th June, 2000: HK$10,197 million), the Group advanced HK$8,087 million (30th June, 2000: HK$10,233 million) as loans to the joint ventures, which more than offset the Group's borrowings. Interest expenses on the borrowings were substantially covered by interest income from joint ventures.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

| | As at 30th June | |
|---|---|---|
| | **2001** | **2000** |
| | *HK$ million* | *HK$ million* |
| Equity | 13,878 | 13,643 |

| | | |
|---|---|---|
| Net debt | 7,845 | 10,197 |
| Total capitalization | 22,306 | 24,289 |
| Total net debt vs total capitalisation | 35% | 42% |
| Total net debt vs equity | 57% | 75% |

The US Dollar denominated unsecured notes of HK$4,630 million, consisting of US$200 million notes maturing in 2004 and US$393.6 million notes maturing in 2007, bear the fixed interest rate of 97/8% per annum and 101/4% per annum respectively. The Group's remaining borrowings carry interests at floating rates and their majority are denominated either in US Dollars or Hong Kong Dollars.

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the shareholders of Hopewell Holdings Limited (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Wednesday, the 31st day of October, 2001 at 4:00 p.m. for the following purposes:-

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a final dividend.

3. To re-elect Directors and fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:-

**Ordinary Resolutions**

(1) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the Ordinary Shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "**THAT**:-

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue

and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the Articles of Association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "**THAT** the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.(2) set out in item 5 of the Notice of this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority

granted pursuant to Ordinary Resolution No.(1) set out in item 5 of the Notice of this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
**Peter Yip Wah LEE**
*Secretary*

Hong Kong, 18th September, 2001.

*Notes:-*

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. For the purpose of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from Wednesday, 24th October, 2001 to Wednesday, 31st October, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd October, 2001.

4. With regard to the resolutions referred to in item 5 of this notice, a circular in connection with the general mandates to repurchase shares and to issue shares will be despatched to the shareholders together with the

2001 Annual Report of the Company.

"Please also refer to the published version of this announcement in the South China Morning Post"

95

# Listed Companies Information

HOPEWELL HOLD<00054> - Results Announcement (Summary)

Hopewell Holdings Limited announced on 18/9/2001:
(stock code: 54)
Year end date: 30/6/2001
Currency: HK$

| | | (Audited) Current Period from 1/7/2000 to 30/6/2001 ('000) | (Audited) Last Corresponding Period from 1/7/1999 to 30/6/2000 ('000) |
|---|---|---|---|
| Turnover | : | 1,750,103 | 1,572,321 |
| Profit/(Loss) from Operations | : | 496,424 | 628,017 |
| Finance cost | : | (767,550) | (656,104) |
| Share of Profit/(Loss) of Associates | : | 19,426 | 26,110 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | 205,394 | 197,187 |
| Profit/(Loss) after Tax & MI | : | 305,510 | 169,290 |
| % Change over Last Period | : | +80% | |
| EPS/(LPS)-Basic | : | 34.9 cents | 19.3 cents |
| -Diluted | : | N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : | N/A | N/A |
| Profit/(Loss) after ETD Items | : | 305,510 | 169,290 |
| Final Dividend per Share | : | 7 cents | 6 cents |
| (Specify if with other options) | : | N/A | N/A |
| B/C Dates for Final Dividend | : | 24/10/2001 to 31/10/2001 bdi. | |
| Payable Date | : | 7/11/2001 | |
| B/C Dates for Annual General Meeting | : | 24/10/2001 to 31/10/2001 bdi. | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remark:

| | 1/7/2000 to 30/6/2001 HK$'000 | 1/7/1999 to 30/6/2000 HK$'000 |
|---|---|---|
| Profit / (Loss) after Taxation & MI includes: | | |
| - Profit on disposal of interest in a jointly controlled entity | 381,832 | - |
| - Impairment loss on a hotel property under development | (290,000) | - |
| | ========== | ========== |

MC/YS.

(96)

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

☞ 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

10 SEP 2001

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

HOPEWELL HOLDINGS LIMITED
Co. Sec. Section
12 SEP 2001
RECEIVED

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st August, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM 1

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st August, 2001

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

Date: 10 SEP 2001

**(A) Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares : √ 2. Preference shares:

3. Other classes of shares : please specify: ____________

4. Warrants : please specify: ____________

**(B) Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ______<br>Exercise price: HK$ ______<br>2. ______<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______<br>Subscription price HK$ ______<br>2. ______<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ______ Convertible price: HK$ ______ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A =========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/am*

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


(97)

Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 7 AUG 2001

The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 31st July, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

lonthly Return on Movement of Listed Equity Securities
or the month ended 31st July, 2001

O: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

rom: Hopewell Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah (Secretary) Tel No.: 2847 7888
(Name of Responsible Official)

ate: 7 AUG 2001

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | |
|---|---|---|---|---|
| 1. | Ordinary shares : | √ | 2. | Preference shares: |
| 3. | Other classes of shares : | | | please specify: ____ |
| 4. | Warrants : | | | please specify: ____ |

(B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ____________<br>Exercise price: HK$ ______<br>2. ____________<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____________<br>Subscription price HK$ ______<br>2. ____________<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES*<br>Class | Units | Converted<br>(Units) | Units | |
|---|---|---|---|---|
| ______________<br>Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | N/A |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | N/A<br>=========== |

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*llb1023/form1/am*

98


# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref.:

Our Ref.: S/1023/78 PWH/am

- 9 JUL 2001



The Research & Planning Department,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

HHL Stock Exchange

**Re: Hopewell Holdings Limited**

We enclose herewith the Monthly Return On Movement of Listed Equity Securities for the month ended 30th June, 2001 of the above Company for your file record.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

HUEN Po Wah
Director

Encl.
c.c. (1) client
(2) Central Registration Hong Kong Limited
(Attn : Miss Pamela CHUNG)

*#b1023/ltr/1/am*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th June, 2001

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Hopewell Holdings Limited
(Name of Company)

Mr. Robert Van Jin Nien (Executive Director Tel No.: 2528-4975
(Name of Responsible Official)

Date: 7th July, 2001

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,200,000,000 | $2.50 | $3,000,000,000 |
| Increase/(Decrease) (EGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,200,000,000 | $2.50 | $3,000,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 875,982,121 | Nil | Nil |
| Increase/(Decrease) during the month | Nil | Nil | Nil |
| Balance at close of the month: | 875,982,121 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. ______<br>Exercise price: HK$ ______<br>2. ______<br>Exercise price: HK$ ______ | N/A | N/A | N/A | N/A | N/A | N/A |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______<br>Subscription price HK$ ______<br>2. ______<br>Subscription price HK$ ______ | N/A | N/A | | | N/A | N/A |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| ________ Convertible price: HK$ ________ | N/A | N/A | N/A | N/A |

| OTHER ISSUES OF SHARES* | | | |
|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | |
| Placing | Price: | Issue and allotment Date: | |
| Bonus Issue | | Issue and allotment Date: | |
| Scrip Dividend | | Issue and allotment Date: | N/A |
| Repurchase of share | | Cancellation Date: | |
| Redemption of share | | Redemption Date: | |
| Consideration issue | Price: | Issue and allotment Date: | |
| Others (Please specify) | Price: | Issue and allotment Date: | |

| | |
|---|---|
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | N/A |

Authorised Signatory:

Name : Robert Van Jin Nien
Title : Executive Director

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

*#b1023/form1/1-4/am*